Form 10-K, Exhibit 13
period 1997-06-25
BRINKER INTERNATIONAL INC
filed 1997-09-23
CIK 703351

EXHIBIT 13

                    1997 ANNUAL REPORT TO SHAREHOLDERS

                           SELECTED FINANCIAL DATA
         (In thousands, except per share amounts and number of restaurants)

                                                 Fiscal Years

                            1997          1996           1995       1994        1993
Income Statement Data:
Revenues                 $1,335,337     $1,162,951    $1,042,199  $  886,040  $  704,984

Costs and Expenses:
 Cost of Sales              374,525        330,375       283,417     241,950     195,967
 Restaurant Expenses        720,769        620,441       540,986     451,029     358,949
 Depreciation and            78,754         64,611        58,570      51,570      38,292
    Amortization
 General and Administrative  64,404         54,271        50,362      45,659      37,328
 Interest Expense             9,453          4,579           595         441         406
 Gain on Sales of Concepts       -          (9,262)           -           -           -
 Restructuring Charge            -          50,000            -           -           -
 Merger Expenses                 -              -             -        1,949          -
 Injury Claim Settlement         -              -             -        2,248          -
 Other, Net                  (3,553)        (4,201)       (3,151)     (5,348)     (5,129)

Total Costs and Expenses  1,244,352      1,110,814       930,779     789,498     625,813

Income Before Provision
 for Income Taxes            90,985         52,137       111,420      96,542      79,171
Provision for Income Taxes   30,480         17,756        38,676      34,223      27,083
  Net Income             $   60,505     $   34,381    $   72,744  $   62,319   $  52,008

Primary Net Income Per   $     0.81     $     0.44    $     0.98  $     0.83   $    0.71
  Share

Primary Weighted Average
  Shares Outstanding         74,800         77,902        74,283      74,947       73,286

Balance Sheet Data
(end of period):
Working Capital Deficit  $  (43,292)    $  (35,035)   $   (2,377)  $  (54,879) $  (40,579)
Total Assets                996,943        888,834       738,936      558,435     455,070
Long-term Obligations       317,473        157,274       139,645       39,316      31,082
Shareholders' Equity        523,744        608,170       496,797      417,377     344,086

Number of Restaurants
Open at End of Period:
Company-Operated                556            468           439          369         308
Franchised/Joint Venture        154            145           121           89          75
  Total                         710            613           560          458         383

                 MANAGEMENT'S DISCUSSION AND ANALYSIS OF
               FINANCIAL CONDITION AND RESULTS OF OPERATIONS



RESULTS OF OPERATIONS FOR FISCAL YEARS 1997, 1996, AND 1995

The following table sets forth expenses as a percentage of total revenues for the periods indicated for revenue and expense items included in the Consolidated Statements of Income.

                                       Percentage of Total Revenues
                                                Fiscal Years
                                       1997      1996      1995
Revenues                              100.0%    100.0%    100.0%

Costs and Expenses:
 Cost of Sales                         28.1%     28.4%     27.2%
 Restaurant Expenses                   54.0%     53.3%     51.9%
 Depreciation and Amortization          5.9%      5.6%      5.6%
 General and Administrative             4.8%      4.7%      4.8%
 Interest Expense                       0.7%      0.4%      0.1%
 Gain on Sales of Concepts                -      (0.8%)       -
 Restructuring Charge                     -       4.3%        -
 Other, Net                            (0.3%)    (0.4%)    (0.3%)

  Total Costs and Expenses             93.2%     95.5%     89.3%

Income Before Provision for Income      6.8%       4.5%    10.7%
   Taxes
Provision for Income Taxes              2.3%      1.5%      3.7%

  Net Income                            4.5%      3.0%      7.0%


REVENUES

Increases  in  revenues  of 15% and 12% in fiscal  1997  and  1996, respectively, primarily relate to the increases in sales weeks driven by new unit expansion. Revenues for fiscal 1997 increased due to a 12.2% increase in sales weeks and a 2.3% increase in average weekly sales. Excluding concepts sold (Grady's American Grill, Spageddies Italian Kitchen, and Kona Ranch Steak House) during fiscal 1996, revenues for fiscal 1996 increased 20% due to a 19% increase in sales weeks and a 0.3% increase in average weekly sales. Menu price increases, which were almost 2% in fiscal 1997 and less than 1% in fiscal 1996, had little impact on the increases in revenues.


COSTS AND EXPENSES (as a percent of Revenues)

Cost of sales decreased in fiscal 1997 compared to fiscal 1996 due to menu price increases which offset unfavorable commodity price variances and product mix changes to menu items with higher percentage food costs. Cost of sales increased in fiscal 1996 compared to fiscal 1995 due to increased portion sizes on various Chili's menu items and product mix shifts toward higher percentage food cost menu items.

Restaurant expenses increased in fiscal 1997 and fiscal 1996 due primarily to increases in management and restaurant labor. Management labor increased in fiscal 1997 and fiscal 1996 as a result of increases in base salaries, initiated during fiscal 1996, to remain competitive in the industry. Restaurant labor costs were up for both fiscal 1997 and fiscal 1996 due to wage rate increases for non-minimum wage employees in order to meet industry competition and retain quality employees. In addition, hourly labor costs increased in fiscal 1997 due to Federal government mandated increases in the minimum wage and incremental training costs associated with the roll-out of new menu items and a new inventory management program. Partially offsetting the labor increases in fiscal 1997 were reduced insurance costs resulting from an aggressive safety program and claims management strategies put in place by the Company over the last two to three years.

Depreciation and amortization increased in fiscal 1997 after remaining flat in fiscal 1996. The fiscal 1997 increase was primarily due to new unit additions during the year and in fiscal 1996. In fiscal 1996 a decrease in per-unit depreciation and amortization due to a declining depreciable asset base for older units offset increases related to new unit construction costs and ongoing remodel costs.

General and administrative expenses have remained relatively flat in the past two fiscal years as a result of Brinker's focus on controlling corporate expenditures relative to increasing revenues and number of restaurants. However, total costs increased in fiscal 1997 due to additional staff and support as the Company continues the expansion of its restaurant concepts, the accrual of profit sharing, and non-recurring severance costs.

Interest expense, net of capitalized interest, increased in fiscal 1997 due to incremental borrowings on the Company's credit facilities primarily used to fund the Company's stock repurchase plan. Interest expense, net of amounts capitalized, increased in fiscal 1996 due to the issuance of $100 million of unsecured senior notes in late fiscal 1995.


RESTRUCTURING RELATED ITEMS

In October 1995, the Board of Directors of the Company approved a strategic plan targeted to support the Company's long-term growth objectives. The plan focuses on continued development of those restaurant concepts that have the greatest return potential for the Company and its shareholders. In conjunction with this plan, the Company has or will dispose of or convert 30 to 40 Company-owned restaurants that have not met management's financial return expectations. The restructuring actions began during the second quarter of fiscal 1996 and were substantially completed in fiscal 1997. The Company recorded a $50 million restructuring charge during fiscal 1996 to cover costs related to the execution of this plan, primarily the write-down of property and equipment to net realizable value, costs to settle lease obligations, and the write-off of other assets. In conjunction with the strategic plan, the Company also completed the sales of the Grady's American Grill, Spageddies Italian Kitchen, and Kona Ranch Steak House concepts during the second quarter of fiscal 1996, recognizing a gain of approximately $9.3 million.


INCOME TAXES

The Company's effective income tax rate was 33.5%, 34.1%, and 34.7%, in fiscal 1997, 1996, and 1995, respectively. The decrease in fiscal 1997 is primarily a result of a decrease in the rate effect of state income taxes. The decrease in fiscal 1996 is primarily a result of an increase in the rate effect of Federal FICA tax credits for tipped wages.



NET INCOME AND NET INCOME PER SHARE

Operating results before restructuring related items (gain on sales of concepts and restructuring charge) are summarized as follows (in millions, except per share amounts):

                                                  Fiscal Years
                                           1997     1996     1995
Income Before Restructuring Related Items
  and Income Taxes                        $ 91.0   $ 92.9   $111.4

Income Taxes Before Restructuring Related   30.5     32.0     38.7
  Items

Net Income Before Restructuring Related   $ 60.5   $ 60.9   $ 72.7
  Items

Primary Net Income Per Share Before
  Restructuring Related Items             $ 0.81   $ 0.78   $ 0.98

Fiscal 1997 net income and primary net income per share before restructuring related items decreased 0.6% and increased 3.8%, respectively. The decrease in net income before restructuring related items in light of the increase in revenues was due to the increases in costs and expenses mentioned above. Primary net income per share increased despite the decline in net income due to a reduction in the weighted average number of shares outstanding as a result of the stock repurchase plan. Fiscal 1996 net income and primary net income per share before restructuring related items declined 16.2% and 20.4%, respectively, compared to fiscal 1995. The decrease in net income before restructuring related items in light of the increase in revenues was due to the decline in average weekly sales associated with concepts sold during fiscal 1996 and the increase in costs and expenses mentioned above.


IMPACT OF INFLATION

Brinker has not experienced a significant overall impact from inflation. As operating expenses increase, Brinker, to the extent permitted by competition, recovers increased costs by increasing menu prices.


LIQUIDITY AND CAPITAL RESOURCES

The working capital deficit increased from $35.0 million at June 26, 1996 to $43.3 million at June 25, 1997, and net cash provided by operating activities increased to $138.3 million for fiscal 1997 from $114.9 million for fiscal 1996 due to the timing of operational receipts and payments.

Long-term debt outstanding at June 25, 1997 consisted of $185 million of borrowings on credit facilities, $100 million of unsecured senior notes, and obligations under capital leases. On April 1, 1997, the Company modified and amended its revolving line of credit. The facility was increased to $260 million in total commitments, and its maturity was extended until April 2002. No other significant changes or modifications were made to the terms or covenants. The Company now has credit facilities totaling $375 million. At June 25, 1997, the Company had $182 million in available funds from credit facilities.

Subsequent to June 25, 1997, Brinker entered into an equipment leasing facility totaling $55 million. Pursuant to the agreement, Brinker executed a $10.2 million sale and leaseback of existing equipment. The facility balance will be used to lease equipment in fiscal 1998. Additionally, the Company intends to repay a portion of the debt outstanding on its credit facilities with the proceeds from a sale and leaseback of certain real estate assets early in the second quarter of fiscal 1998.

Capital expenditures were $191.2 million for fiscal 1997. Capital expenditures consist of purchases of land for future restaurant sites, new restaurants under construction, purchases of new and replacement restaurant furniture and equipment, and the ongoing remodeling program. The Company estimates that its capital expenditures during fiscal 1998 will approximate $140 million. These capital expenditures will be funded from internal operations, cash equivalents, the liquidation of the marketable securities portfolio, build-to-suit lease agreements with landlords, and drawdowns on the Company's available lines of credit. The marketable securities portfolio is classified as a current asset as of June 25, 1997 based on the Company's intention to liquidate the portfolio to fund a portion of these capital expenditures.

During 1997, pursuant to a Board of Directors approved plan, the Company repurchased approximately $150 million (approximately 12.5 million shares) of the Company's common stock in accordance with applicable securities regulations. The repurchased common stock will be used by the Company to satisfy obligations under its savings plans, to meet the needs of its various stock option plans, and for other corporate purposes. The Company financed the repurchase program through a combination of cash provided by operations, partial liquidation of its marketable securities portfolio, and drawdowns on its available credit facilities.

The Company is not aware of any other event or trend which would potentially affect its liquidity. In the event such a trend develops, Brinker believes that there are sufficient funds available under the lines of credit and from strong internal cash generating capabilities to adequately manage the expansion of the business.


NEW ACCOUNTING PRONOUNCEMENTS

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings Per Share." SFAS No. 128 requires disclosure of basic and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997. All prior periods will be restated upon adoption. The pro forma earnings per share utilizing the requirements of SFAS No. 128 are as follows:

                                                  Fiscal Years
                                           1997     1996     1995

Basic earnings per share                  $ 0.82   $ 0.45   $ 1.01
Diluted earnings per share                $ 0.81   $ 0.44   $ 0.98


MANAGEMENT OUTLOOK

In fiscal 1997, Brinker realigned its management structure to more directly support its various restaurant concepts. This realignment included upgrading certain strategic functions and decentralizing certain functions that are more effectively performed at the concept level. In the last six months, Brinker has realized the benefits of the realignment with increased average weekly sales at its flagship Chili's. During fiscal 1998, Brinker's concept management teams will focus on (i) replicating Chili's revitalization at Macaroni Grill, (ii) expanding its other high growth concepts of Corner Bakery and On The Border, (iii) extending its success at Maggiano's Little Italy, and (iv) cultivating its research and development concepts of Eatzi's, Wildfire, and Big Bowl. With this strong line-up, Brinker expects to open over 100 new restaurants system-wide and to approach $2 billion in system-wide sales during fiscal 1998.

In fiscal 1997, Brinker experienced a difficult operating environment due to intensified competition and increasing labor costs. Management expects these conditions to continue in fiscal 1998. However, management believes its realignment, coupled with its focus on quality, value, and customer service, has strategically positioned Brinker to attain growth and profitability objectives while creating value for its shareholders.


FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking regarding cash flow from operations, restaurant openings, operating margins, capital requirements, the availability of acceptable real estate locations for new restaurants, and other matters. These forward-looking statements involve risks and uncertainties and, consequently, could be affected by general business conditions, the impact of competition, the seasonality of the Company's business, governmental regulations, and inflation.


                      BRINKER INTERNATIONAL, INC.
                      Consolidated Balance Sheets
                            (In thousands)


                                                   1997        1996
ASSETS

Current Assets:
 Cash and Cash Equivalents                      $   23,194    $  27,073
 Marketable Securities (Note 4)                     24,469           -
 Accounts Receivable                                15,258       12,042
 Inventories                                        13,031       10,839
 Prepaid Expenses                                   30,364       24,648
 Deferred Income Taxes (Note 6)                      1,050       11,653
 Other                                               5,068        2,100
  Total Current Assets                             112,434       88,355

Property and Equipment, at Cost (Note 8):
 Land                                               171,551     150,391
 Buildings and Leasehold Improvements               533,579     430,037
 Furniture and Equipment                            294,985     240,880
 Construction-in-Progress                            42,977      31,923
                                                  1,043,092     853,231
 Less Accumulated Depreciation and Amortization     293,483     242,001
  Net Property and Equipment                        749,609     611,230

Other Assets:
 Marketable Securities (Note 4)                          -       70,012
 Goodwill, Net of Accumulated Amortization of
  $4,311 in 1997 and $2,168 in 1996 (Note 2)         78,291      73,250
 Other                                               56,609      45,987
  Total Other Assets                                134,900     189,249
  Total Assets                                   $  996,943   $ 888,834


                                      (continued)

                      BRINKER INTERNATIONAL, INC.
                      Consolidated Balance Sheets
          (In thousands, except share and per share amounts)


LIABILITIES AND SHAREHOLDERS' EQUITY              1997         1996

Current Liabilities:
 Current Installments of Long-term Debt       $       280    $    348
     (Notes 7 and 8)
 Accounts Payable                                  76,640      58,902
 Accrued Liabilities (Note 5)                      78,806      64,140
  Total Current Liabilities                       155,726     123,390

Long-term Debt, Less Current Installments         287,521     117,801
     (Notes 7 and 8)
Deferred Income Taxes (Note 6)                      7,426      12,900
Other Liabilities                                  22,526      26,573
Commitments and Contingencies (Notes 8 and 12)

Shareholders' Equity (Notes 2, 9, and 10):
 Preferred Stock - 1,000,000 Authorized Shares;
  $1.00 Par Value; No Shares Issued                    -          -
 Common Stock - 250,000,000 Authorized Shares;
  $.10 Par Value; 77,710,016 Shares Issued
  and 65,233,900 Shares Outstanding at
  June 25, 1997, and 77,255,783 Shares Issued
  and Outstanding at June 26, 1996                  7,771       7,726
 Additional Paid-In Capital                       270,892     266,561
 Unrealized Gain (Loss) on Marketable Securities      304        (620)
    (Note 4)
 Retained Earnings                                395,008     334,503
                                                  673,975     608,170
 Less Treasury Stock, at Cost (12,476,116        (150,231)         -
     shares)
  Total Shareholders' Equity                      523,744     608,170
  Total Liabilities and Shareholders' Equity   $  996,943  $  888,834


See accompanying notes to consolidated financial statements.


                      BRINKER INTERNATIONAL, INC.
                    Consolidated Statements of Income
                (In thousands, except per share amounts)


                                               Fiscal Years
                                   1997            1996           1995

Revenues                        $1,335,337      $1,162,951      $1,042,199

Costs and Expenses:
 Cost of Sales                     374,525         330,375         283,417
 Restaurant Expenses (Note 8)      720,769         620,441         540,986
 Depreciation and Amortization      78,754          64,611          58,570
 General and Administrative         64,404          54,271          50,362
 Interest Expense (Note 7)           9,453           4,579             595
 Gain on Sales of Concepts (Note 3)     -           (9,262)             -
 Restructuring Charge (Note 3)          -           50,000              -
 Other, Net (Note 4)                (3,553)         (4,201)         (3,151)

  Total Costs and Expenses       1,244,352       1,110,814         930,779

Income Before Provision for
 Income Taxes                       90,985          52,137         111,420

Provision for Income Taxes          30,480          17,756          38,676
  (Note 6)

  Net Income                    $   60,505      $   34,381      $   72,744

Primary and Fully Diluted
 Net Income Per Share           $     0.81      $     0.44      $     0.98

Primary Weighted Average
 Shares Outstanding                 74,800          77,902          74,283

Fully Diluted Weighted Average
 Shares Outstanding                 74,936          78,036          74,345


See accompanying notes to consolidated financial statements.



                            BRINKER INTERNATIONAL, INC.
                    Consolidated Statements of Shareholders' Equity
                                   (In thousands)

                                             Unrealized
                                    Additional  Gain (Loss)
                      Common Stock    Paid-in   on Marketable  Retained   Treasury
                    Shares   Amount   Capital   Securities      Earnings   Stock   Total

Balances at
 June 29, 1994      71,405   $7,141  $ 183,299  $  (441)        $227,378   $    -  $417,377

Net Income              -        -          -        -            72,744        -    72,744

Change in Unrealized
 Gain (Loss) on
 Marketable Securities  -        -          -    (1,010)              -         -    (1,010)

Issuances of
 Common Stock          668       66      7,620       -                -         -     7,686

Balances at
 June 28, 1995      72,073    7,207    190,919   (1,451)          300,122       -    496,797

Net Income              -        -          -        -             34,381       -     34,381

Change in Unrealized
 Gain (Loss) on
 Marketable Securities  -        -          -       831                -        -        831

Issuances of
 Common Stock        5,183      519     75,642       -                 -        -      76,161

Balances at
 June 26, 1996      77,256    7,726    266,561     (620)          334,503       -     608,170

Net Income              -        -          -        -             60,505       -      60,505

Change in Unrealized
 Gain (Loss) on
 Marketable Securities  -        -          -       924                -        -         924

Purchases of
 Treasury Stock    (12,486)      -          -        -                 -    (150,350) (150,350)

Issuances of
 Common Stock          464       45      4,331       -                 -         119     4,495

Balances at
 June 25, 1997      65,234   $7,771  $ 270,892  $   304           $395,008 $(150,231) $523,744

See accompanying notes to consolidated financial statements.

                        BRINKER INTERNATIONAL, INC.
                    Consolidated Statements of Cash Flows
                              (In thousands)
                                                      Fiscal Years
                                                   1997             1996       1995
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                        $ 60,505         $ 34,381    $ 72,744
Adjustments to Reconcile Net Income to Net Cash
 Provided by Operating Activities:
  Depreciation and Amortization of
   Property and Equipment                           63,866           54,138      48,893
  Amortization of Goodwill and Other Assets         14,888           10,473       9,677
  Gain on Sales of Concepts (Note 3)                    -            (9,262)         -
  Restructuring Charge (Note 3)                         -            50,000          -
  Changes in Assets and Liabilities, Excluding
   Effects of Acquisitions and Dispositions:
     Receivables                                    (4,666)           4,783      (5,301)
     Inventories                                    (1,944)          (1,236)     (2,099)
     Prepaid Expenses                               (5,632)          (3,920)     (4,884)
     Other Assets                                  (22,541)         (21,883)    (13,627)
     Accounts Payable                               18,953            1,537      (4,140)
     Accrued Liabilities                            13,985           (1,596)      4,617
     Deferred Income Taxes                           4,657           (8,313)      2,392
     Other Liabilities                              (4,224)           3,607       1,493
  Other                                                496            2,220         415
     Net Cash Provided by Operating Activities     138,343          114,929     110,180

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for Property and Equipment               (191,194)        (187,141)   (183,913)
Payment for Purchase of Restaurants, Net (Note 2)  (15,863)              -           -
Proceeds from Sales of Concepts (Note 3)                -            73,115          -
Purchases of Marketable Securities                 (38,543)         (61,390)    (15,988)
Proceeds from Sales of Marketable Securities        80,796           25,137      23,458
Other                                                   -               375       1,988
      Net Cash Used in Investing Activities       (164,804)        (149,904)   (174,455)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings from Credit Facilities                  170,000           15,000           -
Payments of Long-term Debt                            (348)          (1,530)      (1,426)
Proceeds from Issuance of Long-term Debt                -                -       100,000
Proceeds from Issuances of Common Stock              3,280            3,667        6,869
Purchases of Treasury Stock                       (150,350)              -            -
   Net Cash Provided by Financing Activities        22,582           17,137      105,443

Net Increase (Decrease) in Cash and Cash            (3,879)         (17,838)      41,168
   Equivalents
Cash and Cash Equivalents at Beginning of Year      27,073           44,911        3,743
Cash and Cash Equivalents at End of Year          $ 23,194         $ 27,073     $ 44,911

CASH PAID DURING THE YEAR:
Interest, Net of Amounts Capitalized              $  7,459         $  4,188     $     -
Income Taxes                                      $ 26,240         $ 24,558     $ 47,838

NON-CASH TRANSACTIONS DURING THE YEAR:
Tax Benefit from Stock Options Exercised          $  1,215         $    729     $    817
Common Stock Issued in Connection with            $     -          $ 71,765     $     -
   Acquisitions
Notes Received in Connection with Sales of        $     -          $  9,800     $     -
   Concepts

See accompanying notes to consolidated financial statements.


                      BRINKER INTERNATIONAL, INC.
                Notes to Consolidated Financial Statements



1.  SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The consolidated financial statements include the accounts of Brinker International, Inc. and its wholly-owned subsidiaries ("Brinker"). All significant intercompany accounts and transactions have been eliminated in consolidation. Brinker owns and operates, or franchises, various restaurant concepts principally located in the United States.

Brinker has a 52/53 week fiscal year ending on the last Wednesday in June. The fiscal years 1997, 1996, and 1995, which ended on June 25, 1997, June 26, 1996, and June 28, 1995, respectively, all contained 52 weeks.

Certain prior year amounts in the accompanying consolidated financial statements have been reclassified to conform with the current year presentation.

(b) Financial Instruments

Brinker's policy is to invest cash in excess of operating requirements in income-producing investments. Cash invested in instruments with maturities of three months or less at the time of investment is reflected as cash equivalents. Cash equivalents of $7.4 million and $18.6 million at June 25, 1997 and June 26, 1996, respectively, consist primarily of money market funds and commercial paper.

Brinker's financial instruments at June 25, 1997 and June 26, 1996 consist of cash equivalents, marketable securities, short-term debt, and long-term debt. The fair value of these financial instruments approximates the carrying amounts reported in the consolidated balance sheets. The following methods were used in estimating the fair value of each class of financial instrument: cash equivalents and short-term debt approximate their carrying amounts due to the short duration of those items; marketable securities are based on quoted market prices; and long-term debt is based on the amount of future cash flows discounted using Brinker's expected borrowing rate for debt of comparable risk and maturity.

(c) Inventories

Inventories, which consist of food, beverages, and supplies, are stated at the lower of cost (weighted average cost method) or market.

(d) Property and Equipment

Buildings and leasehold improvements are amortized using the straight-line method over the lesser of the life of the lease, including renewal options, or the estimated useful lives of the assets, which range from 5 to 20 years. Furniture and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from 3 to 8 years.

(e) Capitalized Interest

Interest costs capitalized during the construction period of restaurants were approximately $4.5 million, $4.4 million, and $2.3 million during fiscal 1997, 1996, and 1995, respectively.

(f) Preopening Costs

Capitalized preopening costs include the direct and incremental costs typically associated with the opening of a new restaurant which primarily consist of costs incurred to develop new restaurant management teams, travel and lodging for both the training and opening unit management teams, and the food, beverage, and supplies costs incurred to perform role play testing of all equipment, concept systems, and recipes. Preopening costs are included in other assets and amortized over a period of 12 months.

(g) Goodwill

Goodwill is being amortized on a straight-line basis over 30 to 40 years. Brinker assesses the recoverability of goodwill by determining whether the asset balance can be recovered over its remaining life through undiscounted future operating cash flows of the acquired operation. The amount of impairment, if any, is measured based on projected discounted future operating cash flows. Management believes that no impairment of goodwill has occurred and that no reduction of the related estimated useful life is warranted.

(h)  Recoverability of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," Brinker evaluates long-lived assets and certain identifiable intangibles to be held and used in the business for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment is determined by comparing estimated undiscounted future operating cash flows to the carrying amounts of assets. If an impairment exists, the amount of impairment is measured as the sum of the estimated discounted future operating cash flows of such asset and the expected proceeds upon sale of the asset less its carrying amount. The adoption of SFAS No. 121 in fiscal 1997 did not have a material effect on Brinker's financial statements.

(i) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(j)  Treasury Stock

During 1997, pursuant to a Board of Directors approved plan, Brinker repurchased approximately $150 million of Brinker's common stock in accordance with applicable securities regulations. The repurchased common stock will be used by Brinker to satisfy obligations under its savings plans, to meet the needs of its various stock option plans, and for other corporate purposes. The repurchased common stock is reflected as a reduction to shareholders' equity.

(k) Derivative Instruments

Brinker's policy prohibits the use of derivative instruments for trading purposes and Brinker has procedures in place to monitor and control their use. Brinker's use of derivative instruments is primarily limited to interest rate swaps and forwards which are entered into with the intent of managing overall borrowing costs.

Brinker has entered into interest rate forwards to effectively fix the interest rate of its rental payments in anticipation of a sale and leaseback of certain real estate assets. The notional amount of the forwards fixes approximately 95% of the principal associated with the sale and leaseback at an underlying treasury rate of approximately 6.7%. Accordingly, any market risk or opportunity associated with the fowards is offset by the market impact on the related rental payments. These forwards will settle at maturity which is intended to be at or near the time of the closing of the sale and leaseback transaction. Brinker's credit risk related to interest rate forwards is considered minimal due to strong creditworthy counterparties, settlement on a net basis, and short durations.

(l) Stock-Based Compensation

In accordance with Accounting Principles Board No. 25, Brinker uses the intrinsic value-based method for measuring stock-based compensation cost which measures compensation cost as the excess, if any, of the quoted market price of Brinker common stock at the grant date over the amount the employee must pay for the stock. Brinker's policy is to grant stock options at fair value at the date of grant. Proceeds from the exercise of common stock options issued to officers, directors, and key employees under Brinker's stock option plans are credited to common stock to the extent of par value and to additional paid-in capital for the excess. Required pro forma disclosures of compensation expense determined under the fair value method of Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation," are presented in Note 9.

(m) Net Income Per Share

Both primary and fully diluted net income per share are based on the weighted average number of shares outstanding during the fiscal year increased by common equivalent shares (stock options) determined using the treasury stock method. Primary weighted average equivalent shares are determined based on the average market price exceeding the exercise price of the stock options. Fully diluted weighted average equivalent shares are determined based on the higher of the average or ending market price exceeding the exercise price of the stock options.

(n) Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and costs and expenses during the reporting period. Actual results could differ from those estimates.

2.  ACQUISITIONS

During the three years ended June 25, 1997, Brinker completed the acquisitions set forth below. For acquisitions accounted for as purchases, the excess of cost over the fair values of the net assets acquired was recorded as goodwill and the operations of the related restaurants are included in Brinker's consolidated results of operations from the dates of acquisition. For acquisitions accounted for as poolings of interests, Brinker's consolidated financial statements have been restated to include the accounts and operations of the restaurants for all periods presented. The operations of the restaurants acquired are not material.

On October 1, 1996, Brinker acquired 13 Chili's restaurants from a franchisee for approximately $16.2 million in cash. The acquisition was accounted for as a purchase. Goodwill of approximately $7.3 million is being amortized on a straight-line basis over 30 years.

On July 19, 1995, Brinker acquired the remaining 50% interest in its Cozymel's restaurant concept in exchange for 430,769 shares of Brinker common stock representing a cost of approximately $7.6 million. On August 29, 1995, Brinker acquired the Maggiano's Little Italy and Corner Bakery concepts in exchange for 4,000,000 shares of Brinker common stock representing a cost of approximately $57.9 million. These acquisitions were accounted for as purchases. Goodwill of approximately $7.6 million and $57.5 million, respectively, is being amortized on a straight-line basis over 40 years.

In fiscal 1995, Brinker acquired four Chili's restaurants from franchisees in exchange for 505,930 shares of Brinker common stock. The acquisition of one of the restaurants was accounted for as a purchase while the acquisition of the remaining three restaurants was accounted for as a pooling of interests.

3.  RESTRUCTURING RELATED ITEMS

Brinker recorded a $50 million restructuring charge during the second quarter of fiscal 1996 related to the adoption of a strategic plan which includes the disposition or conversion of 30 to 40 Company-owned restaurants that have not met management's financial return expectations. The charge resulted in a reduction in net income of approximately $32.5 million ($0.42 per share) and primarily relates to the write-down of property and equipment to net realizable value, costs to settle lease obligations, and the write-off of other assets. Through fiscal 1997, $46.0 million of restructuring costs have been incurred, of which $4.5 million were cash payments primarily for lease obligations and $41.5 million were non-cash charges primarily for asset write-downs. The restructuring actions were substantially completed in fiscal 1997. The results of operations from restaurants that have been or will be disposed are not material.

In addition, Brinker completed the sales of the Grady's American Grill, Spageddies Italian Kitchen, and Kona Ranch Steak House concepts during the second quarter of fiscal 1996, recognizing a gain of approximately $9.3 million.

4.  MARKETABLE SECURITIES

At June 25, 1997 and June 26, 1996, marketable securities (primarily investment-grade preferred stock) are classified as available-for-sale. The cost and fair value of marketable securities at June 25, 1997 and June 26, 1996 are as follows (in thousands):

                                                  1997        1996
Cost                                            $ 24,012    $ 70,951
Gross unrealized holding gains                       483         297
Gross unrealized holding losses                      (26)     (1,236)
Fair value                                      $ 24,469    $ 70,012

At June 26, 1996 the marketable securities portfolio was classified as a long-term asset. The marketable securities portfolio is classified as a current asset as of June 25, 1997 based on Brinker's intention to liquidate the portfolio to fund a portion of its capital expenditures in fiscal 1998.

Realized gains and realized losses are determined on a specific identification basis. Realized gains and realized losses from investment transactions were $313,000 and $646,000 during fiscal 1997, $38,000 and $949,000 during fiscal 1996, and $187,000 and $1,478,000 during fiscal
1995. Interest and dividend income during fiscal 1997, 1996, and 1995 was $5,016,000, $5,082,000, and $3,368,000, respectively. Realized gains and realized losses as well as interest and dividend income are included in other, net in the consolidated statements of income.

5.  ACCRUED LIABILITIES

Accrued liabilities consist of the following (in thousands):

                                                    1997      1996
Payroll                                           $ 26,798  $ 18,505
Insurance                                           15,668    15,141
Property tax                                         8,944     8,224
Sales tax                                            7,514     5,724
Restructuring reserve                                4,005     5,881
Other                                               15,877    10,665
                                                  $ 78,806  $ 64,140

6.  INCOME TAXES

The provision for income taxes consists of the following (in thousands):

                                           1997     1996      1995
Current income tax expense:
 Federal                                 $ 22,471 $ 22,222  $ 31,133
 State                                      3,352    3,847     5,151
   Total current income tax expense        25,823   26,069    36,284

Deferred income tax expense (benefit):
 Federal                                    4,113   (7,343)    2,113
 State                                        544     (970)      279
   Total deferred income tax expense (benefit)       4,657    (8,313)
2,392
                                         $ 30,480 $ 17,756  $ 38,676

A reconciliation between the reported provision for income taxes and the amount computed by applying the statutory Federal income tax rate of 35% to income before provision for income taxes follows (in thousands):

                                           1997     1996      1995
Income tax expense at statutory rate     $ 31,845 $ 18,248  $ 38,997
FICA tax credit                            (2,925)  (2,382)   (2,600)
Targeted jobs tax credit                       -      (261)   (1,837)
Net investment activities                    (688)    (405)     (576)
State income taxes, net of Federal benefit  1,872    1,657     3,451
Other                                         376      899     1,241
                                         $ 30,480 $ 17,756  $ 38,676

The income tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities as of June 25, 1997 and June 26, 1996 are as follows (in thousands):

                                                    1997      1996
Deferred income tax assets:
 Insurance reserves                               $  8,034  $ 10,916
 Restructuring reserve                               1,517     7,986
 Leasing transactions                                2,099     2,278
 Other, net                                          9,723     4,899
   Total deferred income tax assets                 21,373    26,079

Deferred income tax liabilities:
 Depreciation and capitalized interest
   on property and equipment                        12,467    12,972
 Preopening costs                                   10,466     9,022
 Prepaid expenses                                      379       335
 Other, net                                          4,437     4,997
   Total deferred income tax liabilities            27,749    27,326
   Net deferred income tax liability              $  6,376  $  1,247

7.  DEBT

Brinker has credit facilities aggregating $375 million at June 25, 1997. A credit facility of $260 million bears interest at LIBOR (5.69% at June 25, 1997) plus a maximum of .50% and expires in fiscal 2002. At June 25, 1997, $185 million was outstanding under this facility. The remaining credit facilities bear interest based upon the lower of the banks' "Base" or prime rate plus 1%, certificates of deposit rate, or Eurodollar rate, and expire during fiscal years 1998 and 2000. Unused credit facilities available to Brinker were approximately $182 million at June 25, 1997. Obligations under Brinker's credit facilities, which require short-term repayments, have been classified as long-term debt, reflecting Brinker's intent and ability to refinance these borrowings through the existing credit facilities.

Long-term debt consists of the following (in thousands):

                                                    1997        1996
7.8% senior notes                                 $ 100,000   $ 100,000
Credit Facilities                                   185,000      15,000
Capital lease obligations (see Note 8)                2,801       3,149
                                                    287,801     118,149
Less current installments                               280         348
                                                  $ 287,521   $ 117,801

The $100 million of unsecured senior notes bear interest at an annual rate of 7.8%. Interest is payable semi-annually and Brinker is required to pay 14.3% (or $14.3 million) of the original principal balance annually beginning in fiscal 1999 through fiscal 2004 with the remaining unpaid balance due in fiscal 2005.

8.  LEASES

(a) Capital Leases

Brinker leases certain buildings under capital leases. The asset values of $6.9 million at June 25, 1997 and June 26, 1996, and the related accumulated amortization of $5.7 million and $5.5 million at June 25, 1997 and June 26, 1996, respectively, are included in property and equipment.

(b) Operating Leases

Brinker leases restaurant facilities and certain equipment under operating leases having terms expiring at various dates through fiscal 2022. The restaurant leases have renewal clauses of 5 to 30 years at the option of Brinker and have provisions for contingent rent based upon a percentage of gross sales, as defined in the leases. Rent expense for fiscal 1997, 1996, and 1995 was $41.0 million, $37.9 million, and $36.2 million, respectively. Contingent rent included in rent expense for fiscal 1997, 1996, and 1995 was $3.1 million, $3.2 million, and $2.9 million, respectively.

In July 1993, Brinker entered into operating lease agreements with unaffiliated groups to lease certain restaurant sites. During fiscal 1995 and 1994, Brinker utilized the entire commitment of approximately $30 million for the development of restaurants leased by Brinker. During fiscal 1996, Brinker retired several properties in the commitment which thereby reduced the outstanding balance. At the expiration of the lease term, Brinker has, at its option, the ability to purchase all of the properties, or to guarantee the residual value related to the remaining properties, which is currently approximately $21.5 million. Based on the analysis of the operations of these properties, Brinker believes the properties support the guaranteed residual value.

Subsequent to June 25, 1997, Brinker entered into an equipment leasing facility totaling $55 million. Pursuant to the agreement, Brinker executed a $10.2 million sale and leaseback of existing equipment. The facility balance will be used to lease equipment in fiscal 1998.

(c) Commitments

At June 25, 1997, future minimum lease payments on capital and operating leases were as follows (in thousands):

Fiscal                                          Capital    Operating
Year                                            Leases     Leases

1998                                            $  657    $ 37,671
1999                                               657      36,287
2000                                               613      35,423
2001                                               565      34,309
2002                                               560      33,876
Thereafter                                       1,144     198,880
  Total minimum lease payments                   4,196    $376,446
  Imputed interest (average rate of 11.5%)       1,395
  Present value of minimum payments              2,801
  Less current installments                        280
  Capital lease obligations                     $2,521

At June 25, 1997, Brinker had entered into other lease agreements for restaurant facilities currently under construction or yet to be constructed. In addition to a base rent, the leases also contain provisions for additional contingent rent based upon gross sales, as defined in the leases. Classification of these leases as capital or operating has not been determined as construction of the leased properties has not been completed.

9.  STOCK OPTION PLANS

(a) 1983 and 1992 Employee Incentive Stock Option Plans

In accordance with the Incentive Stock Option Plans adopted in October 1983 and November 1992, options to purchase approximately 20.8 million shares of Brinker's common stock may be granted to officers, directors, and key employees. Options are granted at market value on the date of grant, are exercisable beginning one to two years from the date of grant, with various vesting periods, and expire ten years from the date of grant.

In October 1993, the 1983 Incentive Stock Option Plan expired. Consequently, no options were granted subsequent to fiscal 1993. Options granted prior to the expiration of this Plan remain exercisable through April 2003.

Transactions during fiscal 1997, 1996, and 1995 were as follows (in thousands, except option prices):

                                 Number of           Weighted Average Share
                              Company Options             Exercise Price
                            1997    1996    1995       1997    1996     1995
Options outstanding at
 beginning of year          9,049   7,570   6,897     $14.52   $14.79   $14.07
Granted                     1,842   2,287   1,290      11.79    12.96    16.50
Exercised                    (383)  (425)    (500)      6.83     8.61     8.49
Canceled                   (1,050)  (383)    (117)     16.03    17.47    17.72
Options outstanding at
 end of year                9,458  9,049    7,570     $14.13   $14.52   $14.79

Options exercisable at
  end of year               4,735  4,298    4,044     $14.61   $12.85   $11.16

                           Options Outstanding             Options Exercisable

                           Weighted
                            average       Weighted                    Weighted
  Range of                 remaining       average                     average
  exercise     Number of  contractual     exercise        Number of   exercise
   price        options   life (years)      price          options      price

$ 2.45-$6.12        781         2.03        $4.81              781       $4.81
$10.89-$14.56     4,974         7.49        12.15            1,658       12.65
$15.25-$19.33     2,512         6.82        17.70            1,645       18.51
$20.38-$26.83     1,191         6.97        20.99              651       21.49
                  9,458         6.80       $14.13            4,735      $14.61

(b) 1984 Non-Qualified Stock Option Plan

In accordance with the Non-Qualified Stock Option Plan adopted in December 1984, options to purchase approximately 5 million shares of Brinker's common stock were authorized for grant. Options were granted at market value on the date of grant, are exercisable beginning one year from the date of grant, with various vesting periods, and expire ten years from the date of grant.

In November 1989, the Non-Qualified Stock Option Plan was terminated. Consequently, no options were granted subsequent to fiscal 1990. Options granted prior to the termination of this plan remain exercisable through June 1999.

Transactions during fiscal 1997, 1996, and 1995 were as follows (in thousands, except option prices):

                                 Number of         Weighted Average Share
                              Company Options          Exercise Price
                            1997   1996   1995      1997   1996    1995

Options outstanding at
 beginning of year           544    548    549     $ 3.66 $ 3.63  $ 3.62
Exercised                    (61)    (4)    (1)      2.95   0.35    0.35
Canceled                      (8)    -      -        2.45     -       -
Options outstanding and
 exercisable at end of year  475    544    548     $ 3.77  $ 3.66 $ 3.63

At June 25, 1997, the range of exercise prices for options outstanding was $2.45 to $5.30 with a weighted average remaining contractual life of 1.13 years.

(c) 1991 Non-Employee Stock Option Plan

In accordance with the Stock Option Plan for Non-Employee Directors and Consultants adopted in May 1991, options to purchase 337,500 shares of Brinker's common stock were authorized for grant. Options are granted at market value on the date of grant, vest one-third each year beginning two years from the date of grant, and expire ten years from the date of grant.

Transactions during fiscal 1997, 1996, and 1995 were as follows (in thousands, except option prices):

                                 Number of         Weighted Average Share
                              Company Options          Exercise Price
                            1997   1996   1995      1997   1996   1995
Options outstanding at
 beginning of year            202    204    122    $16.21 $16.07  $13.88
Granted                         3      3     82     16.88  17.50   19.26
Canceled                       (4)    (5)     -     23.61  11.22       -
Options outstanding at
 end of year                  201    202    204    $16.10 $16.21  $16.07

Options exercisable at
 end of year                  155    106     89    $15.25 $13.16  $11.74

At June 25, 1997, the range of exercise prices for options outstanding was $11.22 to $23.92 with a weighted average remaining contractual life of 5.85 years.

(d)  On The Border 1989 Stock Option Plan

In accordance with the Stock Option Plan for On The Border employees and consultants, options to purchase 550,000 shares of On The Border's preacquisition common stock were authorized for grant. Effective May 18, 1994, the 376,000 unexercised On The Border stock options became exercisable immediately in accordance with the provisions of the Stock Option Plan and were converted to approximately 124,000 Brinker stock options and expire ten years from the date of original grant.

Transactions during fiscal 1997, 1996, and 1995 were as follows (in thousands, except option prices):

                                 Number of         Weighted Average Share
                              Company Options          Exercise Price
                            1997   1996   1995      1997   1996    1995

Options outstanding at
 beginning of year             63    109    114    $19.03 $18.83  $18.83
Exercised                      (5)   (17)     -     17.99  18.54       -
Canceled                      (22)   (29)    (5)    18.68  18.58   18.78
Options outstanding and
 exercisable at end of year    36     63    109    $19.38 $19.03  $18.83

At June 25, 1997, the range of exercise prices for options outstanding was $18.24 to $19.76 with a weighted average remaining contractual life of 5.76 years.

Brinker has adopted the disclosure-only provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized for Brinker's stock option plans. Pursuant to the employee compensation provisions of SFAS No. 123, Brinker's net income per common and equivalent share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data).

                                                  1997       1996

Net income - as reported                       $  60,505  $  34,381
Net income - pro forma                         $  56,943  $  32,857
Net income per share - as reported             $    0.81  $    0.44
Net income per share - pro forma               $    0.76  $    0.42

The fair value of each option grant is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                  1997       1996

Expected volatility                              39.7%      36.0%
Risk-free interest rate                           6.2%       5.7%
Expected lives                                  5 years    5 years
Dividend yield                                    0.0%       0.0%

The pro forma disclosures provided are not likely to be representative of the effects on reported net income for future years due to future grants and the vesting requirements of Brinker's stock option plans.

10.  STOCKHOLDER PROTECTION RIGHTS PLAN

On January 30, 1996, the Board of Directors of Brinker adopted a Stockholder Protection Rights Plan (the "Plan") and declared a dividend of one right on each outstanding share of common stock, payable on February 9, 1996. The rights are evidenced by the common stock certificates, automatically trade with the common stock, and are not exercisable until it is announced that a person or group has become an Acquiring Person, as defined in the Plan. Thereafter, separate rights certificates will be distributed and each right (other than rights beneficially owned by any Acquiring Person) will entitle, among other things, its holder to purchase, for an exercise price of $60, a number of shares of Brinker common stock having a market value of twice the exercise price. The rights may be redeemed by the Board of Directors for $0.01 per right prior to the date of the announcement that a person or group has become an Acquiring Person.


11.  SAVINGS PLANS

Brinker sponsors a qualified defined contribution retirement plan ("Plan I") covering salaried employees who have completed one year or 1,000 hours of service. Plan I allows eligible employees to defer receipt of up to 20% of their compensation and contribute such amounts to various investment funds. Brinker matches with Brinker common stock 25% of the first 5% an employee contributes. Employee contributions vest immediately while Brinker contributions vest 25% annually beginning in the participants' second year of eligibility since plan inception. In fiscal 1997, 1996, and 1995, Brinker contributed approximately $432,000 (representing 30,438 shares of Brinker common stock), $362,000 (representing 23,582 shares of Brinker common stock), and $355,000 (representing 18,745 shares of Brinker common stock), respectively.

Brinker sponsors a non-qualified defined contribution retirement plan ("Plan II") covering highly compensated employees, as defined in the plan. Plan II allows eligible employees to defer receipt of up to 20% of their base compensation and 100% of their eligible bonuses, as defined in the plan. Brinker matches with Brinker common stock 25% of the first 5% a non-officer contributes while officers' contributions are matched at the same rate with cash. Employee contributions vest immediately while Brinker contributions vest 25% annually beginning in the participants' second year of employment since plan inception. In fiscal 1997, 1996, and 1995, Brinker contributed approximately $215,000 (of which approximately $138,000 was used to purchase 9,347 shares of Brinker common stock),
$260,000 (of which approximately $165,000 was used to purchase 10,584 shares of Brinker common stock), and $259,000 (of which approximately $154,000 was used to purchase 8,175 shares of Brinker common stock), respectively. At the inception of Plan II, Brinker elected to establish a rabbi trust to fund Plan II obligations. The market value of the trust assets is included in other assets and the liability to Plan II participants is included in other liabilities.


12.  CONTINGENCIES

Brinker is engaged in various legal proceedings and has certain unresolved claims pending. The ultimate liability, if any, for the aggregate amounts claimed cannot be determined at this time. However, management of Brinker, based upon consultation with legal counsel, is of the opinion that there are no matters pending or threatened which are expected to have a material adverse effect on Brinker's consolidated financial condition or results of operations.

13.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes the unaudited consolidated quarterly results of operations for fiscal 1997 and 1996 (in thousands, except per share amounts):

                                           Fiscal Year 1997
                                            Quarters Ended

                           Sept. 25     Dec. 25    March 26     June 25

Revenues                   $308,665    $310,925    $345,510    $370,237
Income Before Provision
 for Income Taxes            24,631      17,511      20,048      28,795
Net Income                   16,380      11,644      13,332      19,149
Primary Net Income Per Share   0.21        0.15        0.18        0.29
Primary Weighted Average
 Shares Outstanding          79,051      79,636      75,704      66,834

                                          Fiscal Year 1996
                                           Quarters Ended

                           Sept. 27     Dec. 27    March 27     June 26

Revenues                   $289,460    $289,656    $284,206    $299,629
Income (Loss) Before Provision
 for Income Taxes            23,967     (20,850)     21,013      28,007
Net Income (Loss)            15,579     (13,553)     13,869      18,486
Primary Net Income (Loss)
 Per Share                     0.21       (0.18)       0.18        0.23
Primary Weighted Average
 Shares Outstanding          75,721      76,626      78,389      79,295



                             INDEPENDENT AUDITORS' REPORT

The Board of Directors
Brinker International, Inc.:


We have audited the accompanying consolidated balance sheets of Brinker International, Inc. and subsidiaries as of June 25, 1997 and June 26, 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended
June 25, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brinker International, Inc. and subsidiaries as of June 25, 1997 and June 26, 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended June 25, 1997 in conformity with generally accepted accounting principles.


                                       KPMG Peat Marwick LLP

Dallas, Texas
August 1, 1997