Form 10-K, Exhibit 13
period 1998-06-24
BRINKER INTERNATIONAL INC
filed 1998-09-18
CIK 703351

EXHIBIT 13

                           SELECTED FINANCIAL DATA
         (In thousands, except per share amounts and number of restaurants)

                                               Fiscal Years



                         1998             1997          1996         1995         1994
Income Statement Data:
Revenues                 $1,574,414       $1,335,337    $1,162,951   $1,042,199   $  886,040

Costs and Expenses:
 Cost of Sales              426,558          374,525       330,375      283,417      241,950
 Restaurant Expenses        866,143          720,769       620,441      540,986      451,029
 Depreciation and Amortization 86,376         78,754        64,611       58,570       51,570
 General and Administrative    77,407         64,404        54,271       50,362       45,659
 Interest Expense            11,025            9,453         4,579          595          441
 Gain on Sales of Concepts      -                -          (9,262)          -            -
 Restructuring Charge           -                -          50,000           -            -
 Merger Expenses                -                -              -            -         1,949
 Injury Claim Settlement        -                -              -            -         2,248
 Other, Net                   1,447           (3,553)       (4,201)       (3,151)     (5,348)

 Total Costs and Expenses 1,468,956        1,244,352     1,110,814       930,779     789,498

Income Before Provision
 for Income Taxes           105,458           90,985        52,137       111,420      96,542
Provision for Income Taxes   36,383           30,480        17,756        38,676      34,223
  Net Income             $   69,075       $   60,505    $   34,381    $   72,744  $   62,319

Basic Net Income
   Per Share             $     1.05       $     0.82    $     0.45    $     1.01  $     0.88

Diluted Net Income
   Per Share             $     1.02       $     0.81    $     0.44    $     0.98  $     0.83

Basic Weighted Average
   Shares Outstanding        65,766           73,682        76,015        71,764      70,984

Diluted Weighted Average
   Shares Outstanding        67,450           74,800        77,905        74,283      74,947

Balance Sheet Data
(end of period):
Working Capital Deficit  $  (92,570)      $  (36,699)    $ (35,035)   $   (2,377) $  (54,879)
Total Assets                989,383          996,943       888,834       738,936     558,435
Long-term Obligations       197,577          324,066       157,274       139,645      39,316
Shareholders' Equity        593,739          523,744       608,170       496,797     417,377

Number of Restaurants
Open at End of Period:
Company-Operated               624               556           468           439         369
Franchised/Joint Venture       182               157           147           121          89
  Total                        806               713           615           560         458


                           MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    FINANCIAL CONDITION AND RESULTS OF OPERATIONS



RESULTS OF OPERATIONS FOR FISCAL YEARS 1998, 1997, AND 1996

The following table sets forth expenses as a percentage of total revenues for the periods indicated for revenue and expense items included in the consolidated statements of income.

                                       Percentage of Total Revenues
                                                Fiscal Years
                                       1998      1997      1996
Revenues                              100.0%    100.0%    100.0%

Costs and Expenses:
 Cost of Sales                         27.1%     28.1%     28.4%
 Restaurant Expenses                   55.0%     54.0%     53.3%
 Depreciation and Amortization          5.5%      5.9%      5.6%
 General and Administrative             4.9%      4.8%      4.7%
 Interest Expense                       0.7%      0.7%      0.4%
 Gain on Sales of Concepts               -          -      (0.8%)
 Restructuring Charge                    -          -       4.3%
 Other, Net                             0.1%     (0.3%)    (0.4%)

  Total Costs and Expenses             93.3%     93.2%     95.5%

Income Before Provision for Income Taxes 6.7%     6.8%      4.5%
Provision for Income Taxes              2.3%      2.3%      1.5%

  Net Income                            4.4%      4.5%      3.0%


REVENUES

Increases in revenues of 18% and 15% in fiscal 1998 and 1997, respectively, primarily relate to the increases in sales weeks driven by new unit expansion. Revenues for fiscal 1998 increased due to a 14.3% increase in sales weeks and a 3.2% increase in average weekly sales. Revenues for fiscal 1997 increased 15% due to a 12.2% increase in sales weeks and a 2.3% increase in average weekly sales. Menu price increases were less than 2% in both fiscal 1998 and 1997.


COSTS AND EXPENSES (as a percent of Revenues)

Cost of sales decreased in fiscal 1998 compared to fiscal 1997 due to menu price increases and favorable commodity price variances which partially offset product mix changes to menu items with higher percentage food costs. Cost of sales also decreased in fiscal 1997 compared to fiscal 1996 due to menu price increases which partially offset unfavorable commodity price variances and product mix changes to menu items with higher percentage food costs.

Restaurant expenses increased in fiscal 1998 due primarily to increases in rent expense and management labor. Rent expense increased due to sale-leaseback transactions and an equipment leasing facility entered into in fiscal 1998. Management labor increased as a result of the cost of continuing efforts to remain competitive in the industry and increases in monthly performance bonuses due to the restaurants' positive performance in fiscal 1998. Restaurant labor wage rate increases due to Federal government mandated increases in the minimum wage were offset by improvements in labor productivity, as well as menu price increases. Restaurant expenses also increased in fiscal 1997 due to increases in management and restaurant labor which were partially offset by reduced insurance costs. Labor costs increased in fiscal 1997 as a result of increases in manager base salaries and hourly wage rates to remain competitive in the industry and comply with Federal government mandated increases in the minimum wage.

Depreciation and amortization decreased in fiscal 1998 after increasing in fiscal 1997. The fiscal 1998 decrease resulted from the impact of sale-leaseback transactions and an equipment leasing facility, as well as a declining depreciable asset base for older units. Partially offsetting these decreases were increases in depreciation and amortization related to new unit construction costs and ongoing remodel costs. In fiscal 1997, additions to the asset base caused by new unit construction offset decreases from a declining depreciable asset base.

General and administrative expenses have remained relatively flat in the past two fiscal years as a result of the Company's focus on controlling corporate expenditures relative to increasing revenues and number of restaurants. However, total costs increased in fiscal 1998 due to additional staff to support the expansion of restaurant concepts and an increased profit sharing accrual.

Interest expense, net of capitalized interest, increased in both fiscal 1998 and 1997 due to increased borrowings on the Company's credit facilities primarily used to fund the Company's stock repurchase plan.


RESTRUCTURING RELATED ITEMS

In October 1995, the Board of Directors of the Company approved a strategic plan targeted to support the Company's long-term growth objectives. The plan focuses on continued development of those restaurant concepts that have the greatest return potential for the Company and its shareholders. In conjunction with this plan, the Company decided to dispose of or convert 30 to 40 Company-owned restaurants that did not meet management's financial return expectations. The Company recorded a $50 million restructuring charge during fiscal 1996 to cover costs related to the execution of this plan, primarily the write-down of property and equipment to net realizable value, costs to settle lease obligations, and the write-off of other assets. The restructuring actions were substantially completed in fiscal 1997. In conjunction with the strategic plan, the Company also completed the sales of the Grady's American Grill, Spageddies Italian Kitchen, and Kona Ranch Steak House concepts during the second quarter of fiscal 1996, recognizing a gain of approximately $9.3 million.


INCOME TAXES

The Company's effective income tax rate was 34.5%, 33.5%, and 34.1%, in fiscal 1998, 1997, and 1996, respectively. The increase in fiscal 1998 is primarily a result of a decrease in the rate effect of a dividends received deduction resulting from the liquidation of the Company's marketable securities portfolio. The decrease in fiscal 1997 is primarily a result of a decrease in the rate effect of state income taxes.


NET INCOME AND NET INCOME PER SHARE

Fiscal 1998 net income and diluted net income per share increased 14.2% and 25.9%, respectively. The increase in both net income and diluted net income per share was due to an increase in revenues as a result of increases in average weekly sales, sales weeks, and menu price increases and decreases in commodity prices. This favorable component of the increase in net income was somewhat offset by increases in management labor, incentive compensation, wage rates, and non-operating costs. The increase in diluted net income per share was proportionately larger than the increase in net income due to the effect of continuing share repurchases. Fiscal 1997 net income and diluted net income per share increased 76.0% and 84.1%, respectively, compared to fiscal 1996. Excluding the effects of the 1996 restructuring charges and gain on sales of concepts, fiscal 1997 net income actually decreased 0.6% from $60.9 million to $60.5 million and diluted net income per share increased 3.8% from $0.78 to $0.81. The decrease in net income before restructuring related items in light of the increase in revenues was due to the increases in costs and expenses previously mentioned. Before 1996 restructuring related items, diluted net income per share increased despite the decline in net income due to a 4.0% reduction in the weighted average number of shares outstanding mainly resulting from the 1997 $150 million stock repurchase plan (12.5 million shares).


IMPACT OF INFLATION

The Company has not experienced a significant overall impact from inflation. As operating expenses increase, the Company, to the extent permitted by competition, recovers increased costs by increasing menu prices.


LIQUIDITY AND CAPITAL RESOURCES

The working capital deficit increased from $36.7 million at June 25, 1997 to $92.6 million at June 24, 1998, and net cash provided by operating activities increased to $200.9 million for fiscal 1998 from $145.6 million for fiscal 1997 due to increased profitability and the timing of operational receipts and payments.

Long-term debt outstanding at June 24, 1998 consisted of $85.7 million of unsecured senior notes, $59.5 million of borrowings on credit facilities, and obligations under capital leases. The Company has credit facilities totaling $360 million. At June 24, 1998, the Company had $292.2 million in available funds from credit facilities.

During fiscal 1998, the Company entered into an equipment leasing facility for up to $55 million, of which funding commitments of $47.5 million have been obtained. As of June 24, 1998, $24.4 million of the leasing facility has been utilized, including a $10.2 million sale and leaseback of existing equipment. The facility balance will continue to be used to lease equipment in fiscal 1999. Also, during fiscal 1998, the Company executed a $124 million sale and leaseback of certain real estate assets. The net proceeds were used to retire $115 million of the Company's credit facilities.

Capital expenditures consist of purchases of land for future restaurant sites, new restaurants under construction, purchases of new and replacement restaurant furniture and equipment, and ongoing remodeling programs. Capital expenditures were $167.1 million for fiscal 1998. The decrease in 1998 capital expenditures compared to 1997 is due largely to the utilization of the equipment leasing facility. The Company estimates that its capital expenditures during fiscal 1999 will approximate $190 million. These capital expenditures will be funded from internal operations, cash equivalents, build-to-suit lease agreements with landlords, and drawdowns on the Company's available lines of credit.

During fiscal 1998, the Company increased its investments in various joint ventures by $35.5 million. The joint ventures are accounted for using the equity method and are classified in other assets in the Company's consolidated balance sheets.

During fiscal 1998, pursuant to a $50 million plan approved by the Company's Board of Directors, the Company repurchased 809,000 shares of its common stock for approximately $17 million in accordance with applicable securities regulations. The repurchased common stock will be used by the Company to increase shareholder value by offsetting the dilutive effect of stock option exercises, to satisfy obligations under its savings plans, and for other corporate purposes. The repurchased common stock is reflected as a reduction of shareholders' equity. During fiscal 1997, the Company repurchased 12.5 million shares of its common stock under a similar plan for approximately $150 million. The Company financed the repurchase program through a combination of cash provided by operations, liquidation of its marketable securities portfolio, and drawdowns on its available credit facilities.

The Company is not aware of any other event or trend which would potentially affect its liquidity. In the event such a trend develops, the Company believes that there are sufficient funds available from credit facilities and from strong internal cash generating capabilities to adequately manage the expansion of the business.


YEAR 2000

The Year 2000 will have a broad impact on the business environment in which the Company operates due to the possibility that many computerized systems across all industries will be unable to process information containing dates beginning in the Year 2000. The Company has established an enterprise-wide program to prepare its computer systems and applications for the Year 2000 and is utilizing both internal and external resources to identify, correct and test the systems for Year 2000 compliance. The Company anticipates that the majority of its domestic reprogramming will be completed by December 31, 1998 and testing efforts will be substantially concluded by March 31, 1999. Further validation through testing will be conducted throughout calendar year 1999. The Company expects that all mission-critical systems will be Year 2000 compliant prior to the end of the 1999 calendar year.

The nature of the Company's business is such that the business risks associated with the Year 2000 can be reduced by working closely wassessing the vendors supplying the Company's restaurants with food and related products and with the Company's franchise business partners to ensure that they are aware of the Year 2000 business risks and are appropriately assessing and addressing them.

Because third party failures could have a material impact on the Company's ability to conduct business, questionnaires have been sent to substantially all of the Company's vendors to obtain reasonable assurance that plans are being developed to address the Year 2000 issue. The returned questionnaires are currently being assessed by the Company, and are being categorized based upon readiness for the Year 2000 issues and prioritized in order of significance to the business of the Company. To the extent that vendors do not provide the Company with satisfactory evidence of their readiness to handle Year 2000 issues, contingency plans will be developed. to obtain qualified replacement vendors. Furthermore, information has been provided to all franchisees business partners regarding the potential business risks associated with the Year 2000 issue. and Tthe Company intends to make every reasonable effort to assess the Year 2000 readiness of these business partners and to create action plans to address the identified risks.in developing contingency plans.

The Company anticipates that it will have substantially completed an inventory of all information technology and non-information technology equipment by December 31, 1998, and will then address the Year 2000 compliance of such equipment. and made determinations as to the Year 2000 compliance of such equipment. The Company currently believes that all items of mission-critical equipment which are not Year 2000 compliant have been identified for replacement.

Testing and remediation of all of the Company's systems and applications is expected to cost approximately $6 million from inception in calendar year 1997 1998 through completion in calendar year 1999. Of these costs, approximately $750,000 was incurred through June 24, 1998. Approximately $3.5 million is expected to be incurred in fiscal 1999 with the remaining $1.75 million to be incurred in fiscal 2000. All estimated costs have been budgeted and are expected to be funded by cash flows from operations.

The Company does not believe the costs related to the Year 2000 compliance project will be material to its financial position or results of operations. However, the cost of the project and the date on which the Company plans to complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third party modification plans, and other factors. Unanticipated failures by critical vendors and franchise partners, as well as the failure by the Company to execute its own remediation efforts, could have a material adverse eaffect on the cost of the project and its completion date. As a result, there can be no assurance that these forward-looking estimates will be achieved and the actual cost and vendor compliance could differ materially from those plans, resulting in material financial risk.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from changes in interest rates on debt and changes in commodity prices. A discussion of the Company's accounting policies for derivative instruments is included in the Summary of Significant Accounting Policies in the notes to the consolidated financial statements.

The Company's net exposure to interest rate risk consists of floating rate instruments that are benchmarked to US and European short-term interest rates. The Company may from time to time utilize interest rate swaps and forwards to manage overall borrowing costs and reduce exposure to adverse fluctuations in interest rates. The Company does not use derivative instruments for trading purposes and the Company has procedures in place to monitor and control derivative use. No financial derivatives were in place at June 24, 1998. The impact on the Company's results of operations of a one-point interest rate change on the outstanding balance of the variable rate debt as of June 24, 1998 would be immaterial.

The Company purchases certain commodities such as beef, chicken, flour and cooking oil. These commodities are generally purchased based upon market prices established with vendors. These purchase arrangements may contain contractual features that limit the price paid by establishing certain price floors or caps. The Company does not use financial instruments to hedge commodity prices because these purchase arrangements help control the ultimate cost paid and any commodity price aberrations are generally short term in nature.

This market risk discussion contains forward-looking statements. Actual results may differ materially from this discussion based upon general market conditions and changes in domestic and global financial markets.


NEW ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 130 ("SFAS No. 130"), "Reporting Comprehensive Income." SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components in the financial statements. SFAS No. 130 is effective for the Company's first quarter financial statements in fiscal 1999.

In June 1997, the FASB issued Statement No. 131 ("SFAS No. 131"), "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports. SFAS No. 131 is effective for the Company's fiscal 1999 annual financial statements.

The adoption of these standards will have no impact on the Company's consolidated results of operations, financial position, or cash flow.

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 ("SOP 98-5"), "Reporting of the Costs of Start-up Activities." SOP 98-5 is effective for financial statements issued for years beginning after December 15, 1998; therefore, the Company will be required to implement its provisions by the first quarter of fiscal 2000. At that time, the Company will be required to change the method currently used to account for preopening costs. The application of SOP 98-5 will result in deferred preopening costs on the Company's consolidated balance sheet as of the date of adoption, net of related tax effects, being charged to operations as the cumulative effect of a change in accounting principle. Under the new requirements for accounting for preopening costs, the subsequent costs of start-up activities will be expensed as incurred. A resulting benefit of this change is the discontinuance of amortization expense in subsequent periods. As of June 24, 1998, the balance of deferred preopening costs, net of related tax effects, is approximately $5.6 million. However, the ultimate impact of adopting SOP 98-5 on the accounting for preopening costs is contingent upon the number of future restaurant openings and thus, cannot be reasonably estimated at this time.

In June 1998, the FASB issued Statement No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 is effective for the Company's first quarter financial statements in fiscal 2000. The Company is currently not involved in derivative instruments or hedging activities, and therefore, will measure the impact of this statement as it becomes necessary.


MANAGEMENT OUTLOOK

In fiscal 1997, the Company realigned its management structure to more directly support its various restaurant concepts. This realignment included upgrading certain strategic functions and decentralizing functions which are more effectively performed at the concept level. As a result of this realignment, fiscal 1998 delivered improved financial results, developed a strong foundation for the future of the Company, demonstrated how the Company's dynamic multi-concept strategy will allow for sustainable long-term growth, and most importantly, enhanced shareholder value. During fiscal 1999, the Company will build on the momentum generated in fiscal 1998 through the following initiatives: (i) continued focus on culinary evolution, service excellence, and overall value, (ii) disciplined unit expansion in traditional casual dining locations,
(iii) developing and expanding Chili's into nontraditional casual dining locations, such as malls and airports, (iv) enhanced marketing and brand awareness across all concepts, and (v)
continuing  to  explore the market potential of emerging  concepts:
Eatzi's, Cozymel's, Big Bowl, and Wildfire. With this strong line-up, management expects to open over 140 new restaurants system-wide and to approach sales of $2 billion system-wide during fiscal 1999.

In fiscal 1998 and 1997, the Company experienced a difficult operating environment due to intense competition and increasing labor costs caused by low unemployment and a strong economy. Management expects these trends to continue in fiscal 1999. However, management believes that with its strong, well-positioned brands, experienced management team, and a commitment to its customers, the Company will attain growth and profitability objectives while creating value for its shareholders.


FORWARD-LOOKING STATEMENTS

Certain  statements contained herein are forward-looking  regarding future economic performance, restaurant openings, operating margins, the availability of acceptable real estate locations for new restaurants, the sufficiency of cash balances and cash generated from operating and financing activities for future liquidity and capital resource needs, and other matters. These forward-looking statements involve risks and uncertainties and, consequently, could be affected by general business conditions, the impact of competition, the seasonality of the Company's business, governmental regulations, inflation, changes in economic conditions, consumer perceptions of food safety, changes in consumer tastes, governmental monetary policies, changes in demographic trends, availability of employees, or weather and other acts of God.


                      BRINKER INTERNATIONAL, INC.
                      Consolidated Balance Sheets
                         (In thousands)


                                                   1998      1997
ASSETS

Current Assets:
 Cash and Cash Equivalents                      $  31,101   $  23,194
 Marketable Securities (Note 4)                        51      24,469
 Accounts Receivable                               18,789      15,258
 Inventories                                       13,774      13,031
 Prepaid Expenses                                  36,576      30,364
 Deferred Income Taxes (Note 6)                     3,250       1,050
 Other                                              1,956       5,068
  Total Current Assets                            105,497     112,434

Property and Equipment, at Cost (Note 8):
 Land                                             145,900     171,551
 Buildings and Leasehold Improvements             541,403     533,579
 Furniture and Equipment                          310,849     294,985
 Construction-in-Progress                          48,245      42,977
                                                1,046,397   1,043,092
 Less Accumulated Depreciation and Amortization   337,825     293,483
  Net Property and Equipment                      708,572     749,609

Other Assets:
 Goodwill, Net (Note 2)                            76,330      78,291
 Other                                             98,984      56,609
  Total Other Assets                              175,314     134,900
  Total Assets                                  $ 989,383   $ 996,943


                                                     (continued)


                      BRINKER INTERNATIONAL, INC.
                      Consolidated Balance Sheets
       (In thousands, except share and per share amounts)


LIABILITIES AND SHAREHOLDERS' EQUITY                      1998        1997

Current Liabilities:
 Current Installments of Long-term Debt (Notes 7 and 8)   $  14,618   $     280
 Accounts Payable                                            97,597      76,640
 Accrued Liabilities (Note 5)                                85,852      72,213
  Total Current Liabilities                                 198,067     149,133

Long-term Debt, Less Current Installments (Notes 7 and 8)   147,288     287,521
Deferred Income Taxes (Note 6)                                8,254       7,426
Other Liabilities                                            42,035      29,119
Commitments and Contingencies (Notes 8 and 12)

Shareholders' Equity (Notes 2, 9, and 10):
 Preferred Stock - 1,000,000 Authorized Shares;
  $1.00 Par Value; No Shares Issued                              -           -
 Common Stock - 250,000,000 Authorized Shares;
  $.10 Par Value; 78,150,054 Shares Issued
  and 65,926,032 Shares Outstanding at
  June 24, 1998, and 77,710,016 Shares Issued
  and 65,233,900 Shares Outstanding at June 25, 1997          7,815       7,771
 Additional Paid-In Capital                                 276,380     270,892
 Unrealized Gain on Marketable Securities (Note 4)               -          304
 Retained Earnings                                          464,083     395,008
                                                            748,278     673,975
 Less: Treasury Stock, at Cost (12,224,022 shares at
   June 24, 1998, and 12,476,116 shares at June 25, 1997)  (154,539)   (150,231)
  Total Shareholders' Equity                                593,739     523,744
  Total Liabilities and Shareholders' Equity              $ 989,383   $ 996,943


See accompanying notes to consolidated financial statements.



                      BRINKER INTERNATIONAL, INC.
                    Consolidated Statements of Income
               (In thousands, except per share amounts)


                                               Fiscal Years
                                    1998         1997        1996

Revenues                            $1,574,414   $1,335,337  $1,162,951

Costs and Expenses:
 Cost of Sales                         426,558      374,525     330,375
 Restaurant Expenses (Note 8)          866,143      720,769     620,441
 Depreciation and Amortization          86,376       78,754      64,611
 General and Administrative             77,407       64,404      54,271
 Interest Expense (Note 7)              11,025        9,453       4,579
 Gain on Sales of Concepts (Note 3)         -           -        (9,262)
 Restructuring Charge (Note 3)              -           -        50,000
 Other, Net (Note 4)                     1,447       (3,553)     (4,201)

  Total Costs and Expenses           1,468,956    1,244,352   1,110,814

Income Before Provision for
 Income Taxes                          105,458       90,985      52,137

Provision for Income Taxes (Note 6)     36,383       30,480      17,756

  Net Income                        $   69,075   $   60,505  $   34,381

Basic Net Income Per Share          $     1.05   $     0.82  $     0.45

Diluted Net Income Per Share        $     1.02   $     0.81  $     0.44

Basic Weighted Average
 Shares Outstanding                     65,766       73,682      76,015

Diluted Weighted Average
 Shares Outstanding                     67,450       74,800      77,905


See accompanying notes to consolidated financial statements.


                            BRINKER INTERNATIONAL, INC.
                    Consolidated Statements of Shareholders' Equity
                             (In thousands)

                                                Unrealized
                                                Gain (Loss)
                                    Additional    on
                     Common Stock   Paid-in     Marketable   Retained  Treasury
                    Shares  Amount  Capital     Securities   Earnings  Stock     Total
Balances at
 June 28, 1995      72,073  $7,207  $ 190,919   $(1,451)     $300,122  $   -     $496,797

Net Income              -       -          -         -         34,381      -       34,381

Change in Unrealized
 Gain (Loss) on
 Marketable Securities  -       -          -        831            -       -          831

Issuances of
 Common Stock        5,183     519     75,642        -             -       -       76,161

Balances at
 June 26, 1996      77,256   7,726    266,561      (620)      334,503      -      608,170

Net Income              -       -          -         -         60,505      -       60,505

Change in Unrealized
 Gain (Loss) on
 Marketable Securities  -       -          -        924            -        -         924

Purchases of
 Treasury Stock    (12,486)     -          -         -             -   (150,350) (150,350)

Issuances of
 Common Stock          464      45      4,331        -             -        119     4,495

Balances at
 June 25, 1997      65,234   7,771    270,892       304       395,008  (150,231)  523,744

Net Income              -       -          -         -         69,075       -      69,075

Change in Unrealized
 Gain (Loss) on
 Marketable Securities  -       -          -       (304)           -        -        (304)

Purchases of
 Treasury Stock       (809)     -          -         -             -    (17,077)  (17,077)

Issuances of
 Common Stock        1,501      44      5,488        -             -     12,769    18,301

Balances at
 June 24, 1998      65,926  $7,815  $ 276,380   $    -       $464,083 $(154,539) $593,739

See accompanying notes to consolidated financial statements.



                         BRINKER INTERNATIONAL, INC.
                    Consolidated Statements of Cash Flows
                             (In thousands)

                                                             Fiscal Years
                                                  1998             1997        1996

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                        $  69,075        $  60,505    $  34,381
Adjustments to Reconcile Net Income to Net Cash
 Provided by Operating Activities:
  Depreciation and Amortization of
   Property and Equipment                            70,257           63,866       54,138
  Amortization of Goodwill and Other Assets          16,119           14,888       10,473
  Gain on Sales of Concepts (Note 3)                    -                -         (9,262)
  Restructuring Charge (Note 3)                         -                -         50,000
   Deferred Income Taxes                             (1,220)           4,657       (8,313)
  Changes in Assets and Liabilities, Excluding
   Effects of Acquisitions and Dispositions:
     Receivables                                       (419)          (4,666)       4,783
     Inventories                                       (743)          (1,944)      (1,236)
     Prepaid Expenses                                (6,212)          (5,632)      (3,920)
     Other Assets                                     2,563          (15,309)     (17,717)
     Accounts Payable                                25,527           18,953        1,537
     Accrued Liabilities                             13,639            7,392       (1,596)
     Other Liabilities                               12,352            2,369        3,607
  Other                                                 -                496        2,220
     Net Cash Provided by Operating Activities      200,938          145,575      119,095

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for Property and Equipment                (167,130)        (191,194)    (187,141)
Payment for Purchase of Restaurants, Net (Note 2)    (2,700)         (15,863)         -
Net Proceeds from Sale-Leasebacks                   125,961              -            -
Proceeds from Sales of Concepts (Note 3)                -                -         73,115
Purchases of Marketable Securities                      -            (38,543)     (61,390)
Proceeds from Sales of Marketable Securities         23,962           80,796       25,137
Investments in Equity Method Investees              (35,500)          (3,230)         -
Net Repayments from (Advances to) Affiliates          5,942           (4,002)      (4,166)
Additions to Other Assets                            (6,850)             -            -
Other                                                   -                -            375
      Net Cash Used in Investing Activities         (56,315)        (172,036)    (154,070)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net (Payments) Borrowings on Credit Facilities     (132,980)         170,000       15,000
Payments of Long-term Debt                             (390)            (348)      (1,530)
Proceeds from Issuances of Common Stock              13,731            3,280        3,667
Purchases of Treasury Stock                         (17,077)        (150,350)         -
Net Cash (Used in) Provided by Financing
        Activities                                 (136,716)          22,582       17,137

Net Increase (Decrease) in Cash and Cash Equivalents  7,907           (3,879)     (17,838)
Cash and Cash Equivalents at Beginning of Year       23,194           27,073       44,911
Cash and Cash Equivalents at End of Year           $ 31,101         $ 23,194     $ 27,073

CASH PAID DURING THE YEAR:
Interest, Net of Amounts Capitalized              $  11,479         $  7,459     $  4,188
Income Taxes                                      $  31,807         $ 26,240     $ 24,558

NON-CASH TRANSACTIONS DURING THE YEAR:
Tax Benefit from Stock Options Exercised          $   4,570         $  1,215     $    729
Common Stock Issued in Connection with Acquisitions$    -           $    -       $ 71,765
Notes Received in Connection with Sales of Concepts$    -           $    -       $  9,800


      See accompanying notes to consolidated financial statements.



                         BRINKER INTERNATIONAL, INC.
                  Notes to Consolidated Financial Statements



1.  SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The consolidated financial statements include the accounts of Brinker International, Inc. and its wholly-owned subsidiaries ("Company"). All significant intercompany accounts and transactions have been eliminated in consolidation. The Company owns and operates, or franchises, various restaurant concepts principally located in the United States. Investments in unconsolidated affiliates in which the Company exercises significant influence, but does not control, are accounted for by the equity method, and the Company's share of the net income or loss is included in other, net in the consolidated statements of income.

The Company has a 52/53 week fiscal year ending on the last Wednesday in June. The fiscal years 1998, 1997, and 1996, which ended on June 24, 1998, June 25, 1997, and June 26, 1996, respectively, all contained 52 weeks.

Certain  prior  year  amounts  in the accompanying  consolidated  financial
statements   have   been   reclassified  to  conform   with   fiscal   1998
classifications.

(b) Financial Instruments

The Company's policy is to invest cash in excess of operating requirements in income-producing investments. Cash invested in instruments with maturities of three months or less at the time of investment is reflected as cash equivalents. Cash equivalents of $319,000 and $7.4 million at June 24, 1998 and June 25, 1997, respectively, consist primarily of money market funds and commercial paper.

The Company's financial instruments at June 24, 1998 and June 25, 1997 consist of cash equivalents, marketable securities, accounts receivable, short-term debt, and long-term debt. The fair value of these financial instruments approximates the carrying amounts reported in the consolidated balance sheets. The following methods were used in estimating the fair value of each class of financial instrument: cash equivalents, accounts receivable, and short-term debt approximate their carrying amounts due to the short duration of those items; marketable securities are based on quoted market prices; and long-term debt is based on the amount of future cash flows discounted using the Company's expected borrowing rate for debt of comparable risk and maturity. None of these financial instruments are held for trading purposes.

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

(e) Capitalized Interest

Interest costs capitalized during the construction period of restaurants were approximately $3.6 million, $4.5 million, and $4.4 million during fiscal 1998, 1997, and 1996, respectively.

(f) Advertising

Advertising costs are expensed as incurred. Advertising costs were $60.6 million, $47.0 million, and $41.2 million in fiscal 1998, 1997, and 1996, respectively, and are included in restaurant expenses in the consolidated statements of income.

(g) Preopening Costs

Capitalized preopening costs include the direct and incremental costs typically associated with the opening of a new restaurant which primarily consist of costs incurred to develop new restaurant management teams, travel and lodging for both the training and opening unit management teams, and the food, beverage, and supplies costs incurred to perform role play testing of all equipment, concept systems, and recipes. Preopening costs are included in other assets and amortized over a period of twelve months.

(h) Goodwill and Other Intangible Assets

Intangible assets include both goodwill and identifiable intangibles arising from the allocation of the purchase prices of assets acquired. Goodwill represents the residual purchase price after allocation to all identifiable net assets of businesses acquired. Other intangibles consist mainly of reacquired franchise rights, trademarks, and intellectual property. All intangible assets are stated at historical cost less accumulated amortization. Intangible assets are amortized on a straight-line basis over 30 to 40 years for goodwill and 15 to 25 years for other intangibles. The Company assesses the recoverability of intangible assets by determining whether the asset balance can be recovered over its remaining life through undiscounted future operating cash flows of the acquired asset. The amount of impairment, if any, is measured based on projected discounted future operating cash flows. Management believes that no impairment of intangible assets has occurred and that no reduction of the related estimated useful lives is warranted. Accumulated amortization for goodwill was $6.5 million and $4.3 million as of June 24, 1998 and June 25, 1997, respectively. Accumulated amortization for other intangible assets was $691,000 and $257,000 as of June 24, 1998 and June 25, 1997,
respectively.

(i)  Recoverability of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," the Company evaluates long-lived assets and certain identifiable intangibles to be held and used in the business for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment is determined by comparing estimated undiscounted future operating cash flows to the carrying amounts of assets. If an impairment exists, the amount of impairment is measured as the sum of the estimated discounted future operating cash flows of such asset and the expected proceeds upon sale of the asset less its carrying amount. The adoption of SFAS No. 121 in fiscal 1997 did not have a material effect on the Company's consolidated financial statements.

(j) Income Taxes

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

(k) Treasury Stock

During  fiscal  1998,  pursuant  to a $50  million  plan  approved  by  the
Company's Board of Directors, the Company repurchased $17 million of its common stock (809,000 shares) in accordance with applicable securities regulations. The repurchased common stock will be used by the Company to satisfy obligations under its savings and stock option plans and for other corporate purposes. The repurchased common stock is reflected as a reduction of shareholders' equity. During fiscal 1997, the Company repurchased approximately $150 million of its common stock (12.5 million shares) under a similar plan.

(l) Derivative Instruments

The Company's policy prohibits the use of derivative instruments for trading purposes and the Company has procedures in place to monitor and control their use. The Company's use of derivative instruments is primarily limited to interest rate swaps and forwards which are entered into with the intent of managing overall borrowing costs.

As of June 24, 1998, the Company was not involved in any derivative instruments. During 1998 and 1997, the Company participated in interest rate forwards to effectively fix the interest rate in anticipation of a sale and leaseback of certain real estate assets which was executed in 1998. These forwards were designated as hedges and the resulting loss on settlement was deferred and is being amortized to rent expense over the life of the lease.

(m) Stock-Based Compensation

In accordance with Accounting Principles Board No. 25, the Company uses the intrinsic value-based method for measuring stock-based compensation cost which measures compensation cost as the excess, if any, of the quoted market price of Company common stock at the grant date over the amount the employee must pay for the stock. The Company's policy is to grant stock options at fair value at the date of grant. Proceeds from the exercise of common stock options issued to officers, directors, and key employees under the Company's stock option plans are credited to common stock to the extent of par value and to additional paid-in capital for the excess. Required pro forma disclosures of compensation expense determined under the fair value method of Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation," are presented in Note 9.

(n) Net Income Per Share

During fiscal 1998, the Company adopted Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings per Share." SFAS No. 128 requires disclosure of basic and diluted earnings per share. In accordance with SFAS No. 128, all prior period earnings per share have been restated. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. For the calculation of diluted net income per share, the basic weighted average number of shares is increased by common equivalent shares (stock options) determined using the treasury stock method based on the average market price exceeding the exercise price of the stock options.

(o) Use of Estimates

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

2.  ACQUISITIONS

During the three years ended June 24, 1998, the Company completed the acquisitions set forth below. These acquisitions were accounted for as purchases and the excess of cost over the fair values of the net assets acquired was recorded as goodwill and the operations of the related restaurants are included in the Company's consolidated results of operations from the dates of acquisition. The operations of the restaurants acquired are not material.

On December 19, 1997, the Company acquired 3 Chili's restaurants from a franchisee for approximately $2.7 million in cash. Goodwill resulting from this transaction was not material.

On October 1, 1996, the Company acquired 13 Chili's restaurants from a franchisee for approximately $16.2 million in cash. Goodwill of approximately $7.3 million is being amortized on a straight-line basis over 30 years.

On July 19, 1995, the Company acquired the remaining 50% interest in its Cozymel's restaurant concept in exchange for 430,769 shares of Company common stock representing a cost of approximately $7.6 million. On August 29, 1995, the Company acquired the Maggiano's Little Italy and Corner Bakery concepts in exchange for 4.0 million shares of its common stock representing a cost of approximately $57.9 million. Goodwill of approximately $7.6 million and $57.5 million, respectively, is being amortized on a straight-line basis over 40 years.

3.  RESTRUCTURING RELATED ITEMS

The Company recorded a $50 million restructuring charge during the second quarter of fiscal 1996 related to the adoption of a strategic plan which included the disposition or conversion of 30 to 40 Company-owned restaurants that had not met management's financial return expectations. The charge resulted in a reduction in net income of approximately $32.5 million ($0.42 per diluted share) and primarily relates to the write-down of property and equipment to net realizable value, costs to settle lease obligations, and the write-off of other assets. Through fiscal 1998, $47.1 million of restructuring costs have been incurred, of which $5.6 million were cash payments primarily for lease obligations and $41.5 million were non-cash charges primarily for asset write-downs. The restructuring actions were substantially completed in fiscal 1997. The results of operations from restaurants that have been disposed are not material. In addition, the Company completed the sales of the Grady's American Grill, Spageddies Italian Kitchen, and Kona Ranch Steak House concepts during the second quarter of fiscal 1996, recognizing a gain of approximately $9.3 million.

4.  MARKETABLE SECURITIES

At June 24, 1998 and June 25, 1997, marketable securities (primarily investment-grade preferred stock) are classified as available-for-sale. The cost and fair value of marketable securities at June 24, 1998 and June 25, 1997 are as follows (in thousands):

                                                  1998        1997
Cost                                            $     51    $ 24,013
Gross unrealized holding gains                         -         483
Gross unrealized holding losses                        -         (27)
Fair value                                      $     51    $ 24,469


Realized gains and realized losses are determined on a specific identification basis. Realized gains and realized losses from investment transactions were $427,000 and $0 during fiscal 1998, $313,000 and $646,000 during fiscal 1997, and $38,000 and $949,000 during fiscal 1996. Interest and dividend income during fiscal 1998, 1997, and 1996 was $943,000, $5.0 million, and $5.1 million, respectively. Realized gains and realized losses as well as interest and dividend income are included in other, net in the consolidated statements of income.


5.  ACCRUED LIABILITIES

Accrued liabilities consist of the following (in thousands):
                                                    1998      1997
Payroll                                           $ 39,752   $ 26,798
Insurance                                           11,718      9,075
Property tax                                         9,754      8,944
Sales tax                                            8,759      7,514
Other                                               15,869     19,882
                                                  $ 85,852   $ 72,213

6.  INCOME TAXES

The provision for income taxes consists of the following (in thousands):

                                             1998      1997      1996
Current income tax expense:
 Federal                                   $ 34,347  $ 22,471   $ 22,222
 State                                        3,408     3,352      3,847
   Total current income tax expense          37,755    25,823     26,069

Deferred income tax expense (benefit):
 Federal                                     (1,212)     4,113    (7,343)
 State                                         (160)       544      (970)
Total deferred income tax expense (benefit)  (1,372)     4,657    (8,313)
                                           $ 36,383   $ 30,480  $ 17,756

A reconciliation between the reported provision for income taxes and the amount computed by applying the statutory Federal income tax rate of 35% to income before provision for income taxes follows (in thousands):

                                           1998        1997      1996
Income tax expense at statutory rate     $ 36,910    $ 31,845  $ 18,248
FICA tax credit                            (3,575)     (2,925)   (2,382)
Net investment activities                    (102)       (688)     (405)
State income taxes, net of Federal benefit  2,217       1,872     1,657
Other                                         933         376       638
                                         $ 36,383    $ 30,480  $ 17,756

The income tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities as of June 24, 1998 and June 25, 1997 are as follows (in thousands):

                                                    1998      1997
Deferred income tax assets:
 Insurance reserves                               $ 12,361  $  8,034
 Leasing transactions                                2,034     2,099
 Other, net                                         12,936    11,240
   Total deferred income tax assets                 27,331    21,373

Deferred income tax liabilities:
 Depreciation and capitalized interest
   on property and equipment                        16,664    12,467
  Prepaid expenses                                   7,580     7,034
 Preopening costs                                    3,258     3,432
 Goodwill and other amortization                     1,697       819
 Other, net                                          3,136     3,997
   Total deferred income tax liabilities            32,335    27,749
   Net deferred income tax liability              $  5,004  $  6,376


7.  DEBT

The Company has credit facilities aggregating $360 million at June 24, 1998. A credit facility of $260 million bears interest at LIBOR (5.66% at June 24, 1998) plus a maximum of .50% and expires in fiscal 2002. At June 24, 1998, $55 million was outstanding under this facility. The remaining credit facilities bear interest based upon the lower of the banks' "Base" rate, certificate of deposit rate, negotiated rate, or LIBOR rate plus
 .375%, and expire during fiscal years 1999 and 2000. Unused credit facilities available to the Company were approximately $292.2 million at June 24, 1998. Obligations under the Company's credit facilities, which require short-term repayments, have been classified as long-term debt, reflecting the Company's intent and ability to refinance these borrowings through the existing credit facilities.

Long-term debt consists of the following (in thousands):

                                                    1998       1997
7.8% senior notes                                 $ 100,000   $ 100,000
Credit Facilities                                    59,495     185,000
Capital lease obligations (see Note 8)                2,411       2,801
                                                    161,906     287,801
Less current installments                            14,618         280
                                                  $ 147,288   $ 287,521

The $100 million of unsecured senior notes bear interest at an annual rate of 7.8%. Interest is payable semi-annually and the Company is required to pay 14.3% (or $14.3 million) of the original principal balance annually beginning in fiscal 1999 through fiscal 2004 with the remaining unpaid balance due in fiscal 2005.

The  Company is the guarantor of $10 million of an unsecured line of credit
which permits borrowing of up to $30 million for certain franchisees.   The
outstanding balance at June 24, 1998 was $6.7 million.


8.  LEASES

(a) Capital Leases

The Company leases certain buildings under capital leases. The asset values of $6.5 million and $6.9 million at June 24, 1998 and June 25, 1997, and the related accumulated amortization of $5.6 million and $5.7 million at June 24, 1998 and June 25, 1997, respectively, are included in property and equipment.

(b) Operating Leases

The Company leases restaurant facilities, office space, and certain equipment under operating leases having terms expiring at various dates through fiscal 2022. The restaurant leases have renewal clauses of 1 to 30 years at the option of the Company and have provisions for contingent rent based upon a percentage of gross sales, as defined in the leases. Rent expense for fiscal 1998, 1997, and 1996 was $55.4 million, $41.0 million, and $37.9 million, respectively. Contingent rent included in rent expense for fiscal 1998, 1997, and 1996 was $4.9 million, $3.1 million, and $3.2 million, respectively.

In July 1993, the Company entered into operating lease agreements with unaffiliated groups to lease certain restaurant sites. During fiscal 1995 and 1994, the Company utilized the entire commitment of approximately $30 million for the development of restaurants leased by the Company. Since inception of the commitment, the Company has retired several properties in the commitment which thereby reduced the outstanding balance. At the expiration of the lease term, the Company has, at its option, the ability to purchase all of the properties, or to guarantee the residual value related to the remaining properties, which is currently approximately $20.9 million. Based on the analysis of the operations of these properties, the Company believes the properties support the guaranteed residual value.

In July 1997, the Company entered into an equipment leasing facility pursuant to which the Company may lease up to $55 million of equipment. Of this amount, the Company has received commitments to fund up to $47.5 million of the facility. As of June 24, 1998, $24.4 million of the leasing facility has been utilized, including a $10.2 million sale and leaseback of existing equipment. The facility, which is accounted for as an operating lease, expires in fiscal 2003 and does not provide for a renewal. At the end of the lease term, the Company has the option to purchase all of the leased equipment for an amount equal to the unamortized lease balance, which amount will be approximately 75% of the total amount funded through the facility. The Company believes that the future cash flows related to the equipment support the unamortized lease balance.

In November 1997, the Company executed a $124.0 million sale and leaseback of certain real estate assets. The $8.7 million gain resulting from the sale, along with certain transaction costs, was deferred and will be amortized over the 20-year term of the operating lease. The net proceeds from the sale were used to retire $115.0 million of the Company's credit facilities.

(c) Commitments

At June 24, 1998, future minimum lease payments on capital and operating leases were as follows (in thousands):

Fiscal                                          Capital   Operating
Year                                            Leases     Leases

1999                                            $  609    $ 53,440
2000                                               584      52,734
2001                                               566      50,574
2002                                               566      47,406
2003                                               566      46,200
Thereafter                                         578     354,659
  Total minimum lease payments                   3,469    $605,013
  Imputed interest (average rate of 11.5%)       1,058
  Present value of minimum lease payments        2,411
  Less current installments                        318
  Capital lease obligations - noncurrent        $2,093

At June 24, 1998, the Company had entered into other lease agreements for restaurant facilities currently under construction or yet to be constructed. In addition to a base rent, the leases also contain provisions for additional contingent rent based upon gross sales, as defined in the leases. Classification of these leases as capital or operating has not been determined as construction of the leased properties has not been completed.


9.  STOCK OPTION PLANS

(a) 1983 and 1992 Employee Incentive Stock Option Plans

In accordance with the Incentive Stock Option Plans adopted in October 1983 and November 1992, options to purchase approximately 20.8 million shares of Company common stock may be granted to officers, directors, and key employees. Options are granted at market value on the date of grant, are exercisable beginning one to two years from the date of grant, with various vesting periods, and expire ten years from the date of grant.

In October 1993, the 1983 Incentive Stock Option Plan expired. Consequently, no options were granted under that Plan subsequent to fiscal 1993. Options granted prior to the expiration of this Plan remain exercisable through April 2003.

Transactions during fiscal 1998, 1997, and 1996 were as follows (in thousands, except option prices):

                                 Number of         Weighted Average Share
                              Company Options          Exercise Price
                            1998    1997    1996     1998     1997     1996
Options outstanding at
 beginning of year          9,458   9,049   7,570    $14.13   $14.52  $14.79
Granted                     1,661   1,842   2,287     14.07    11.79   12.96
Exercised                  (1,068)   (383)   (425)    10.76     6.83    8.61
Canceled                     (309) (1,050)   (383)    16.03    16.03   17.47
Options outstanding at
 end of year                9,742   9,458   9,049    $14.43   $14.13  $14.52

Options exercisable at
  end of year               5,556   4,735   4,298    $15.60   $14.61  $12.85


                          Options Outstanding         Options Exercisable
                           Weighted
                           average       Weighted                     Weighted
  Range of                 remaining     average                      average
  exercise     Number of   contractual   exercise       Number of     exercise
   price        options    life (years)   price          options      price

$ 2.45-$6.12        473        1.51      $ 5.61              473      $ 5.61
$10.89-$14.56     5,829        7.39       12.59            1,992       12.54
$15.25-$19.33     2,326        5.94       17.66            1,977       18.02
$20.38-$26.83     1,114        5.97       21.02            1,114       21.02
                  9,742        6.59      $14.43            5,556      $15.60

(b) 1984 Non-Qualified Stock Option Plan

In accordance with the Non-Qualified Stock Option Plan adopted in December 1984, options to purchase approximately 5 million shares of Company common stock were authorized for grant. Options were granted at market value on the date of grant, are exercisable beginning one year from the date of grant, with various vesting periods, and expire ten years from the date of grant.

In November 1989, the Non-Qualified Stock Option Plan was terminated. Consequently, no options were granted subsequent to fiscal 1990. Options granted prior to the termination of this plan remain exercisable through June 1999.

Transactions during fiscal 1998, 1997, and 1996 were as follows (in thousands, except option prices):

                                 Number of         Weighted Average Share
                              Company Options          Exercise Price
                            1998   1997   1996      1998   1997    1996

Options outstanding at
 beginning of year           481    544    548     $ 3.75 $ 3.66  $ 3.63
Exercised                   (371)   (61)    (4)      3.02   2.95    0.35
Canceled                      -             (2)      -        -     2.45
-
Options outstanding and
 exercisable at end of year  110    481     544    $ 6.21  $ 3.75 $ 3.66

At June 24, 1998, the exercise price for options outstanding was $5.30 with a weighted average remaining contractual life of 1.26 years.

(c) 1991 Non-Employee Stock Option Plan

In accordance with the Stock Option Plan for Non-Employee Directors and Consultants adopted in May 1991, options to purchase 587,500 shares of Company common stock were authorized for grant. Options are granted at market value on the date of grant, vest one-third each year beginning two years from the date of grant, and expire ten years from the date of grant.

Transactions during fiscal 1998, 1997, and 1996 were as follows (in thousands, except option prices):

                                 Number of         Weighted Average Share
                              Company Options          Exercise Price
                            1998   1997   1996      1998   1997    1996
Options outstanding at
 beginning of year            201    202    204    $16.10 $16.21  $16.07
Granted                        52      3      3     16.40  16.88   17.50
Exercised                     (23)     -      -     12.60     -      -
Canceled                       -      (4)    (5)       -   23.61   11.22
Options outstanding at
 end of year                  230    201    202    $16.51 $16.10  $16.21

Options exercisable at
 end of year                  174    155    106    $16.52 $15.25  $13.16

At June 24, 1998, the range of exercise prices for options outstanding was $11.22 to $23.92 with a weighted average remaining contractual life of 6.01 years.

(d)  On The Border 1989 Stock Option Plan

In accordance with the Stock Option Plan for On The Border employees and consultants, options to purchase 550,000 shares of On The Border's preacquisition common stock were authorized for grant. Effective May 18, 1994, the 376,000 unexercised On The Border stock options became exercisable immediately in accordance with the provisions of the Stock Option Plan and were converted to approximately 124,000 Company stock options and expire ten years from the date of original grant.

Transactions during fiscal 1998, 1997, and 1996 were as follows (in thousands, except option prices):

                                 Number of         Weighted Average Share
                              Company Options          Exercise Price
                            1998   1997   1996      1998   1997    1996

Options outstanding at
 beginning of year             36     63    109    $19.38 $19.03  $18.83
Exercised                      (1)    (5)   (17)    18.24  17.99   18.54
Canceled                        -    (22)   (29)      -    18.68   18.58
Options outstanding and
 exercisable at end of year    35     36     63    $19.39 $19.38  $19.03

At June 24, 1998, the range of exercise prices for options outstanding was $18.24 to $19.76 with a weighted average remaining contractual life of 4.74 years.

The  Company has adopted the disclosure-only provisions of SFAS No.
123. Accordingly, no compensation cost has been recognized for Company stock option plans. Pursuant to the employee compensation provisions of SFAS No. 123, the Company's net income per common and equivalent share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data).

                                                1998         1997        1996

Net income - as reported                   $   69,075      $  60,505   $  34,381
Net income - pro forma                     $   62,745      $  56,943   $  32,857
Diluted net income per share - as reported $    1.02       $    0.81   $    0.44
Diluted net income per share - pro forma   $    0.93       $    0.76   $    0.42

The fair value of each option grant is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                        1998       1997      1996

Expected volatility                    41.5%       39.7%      36.0%
Risk-free interest rate                 5.8%        6.2%       5.7%
Expected lives                         5 years    5 years    5 years
Dividend yield                          0.0%        0.0%       0.0%

The pro forma disclosures provided are not likely to be representative of the effects on reported net income for future years due to future grants and the vesting requirements of the Company's stock option plans.

10.  STOCKHOLDER PROTECTION RIGHTS PLAN

The Company maintains a Stockholder Protection Rights Plan (the "Plan"). Upon implementation of the Plan, the Company declared a dividend of one right on each outstanding share of common stock. The rights are evidenced by the common stock certificates, automatically trade with the common stock, and are not exercisable until it is announced that a person or group has become an Acquiring Person, as defined in the Plan. Thereafter, separate rights certificates will be distributed and each right (other than rights beneficially owned by any Acquiring Person) will entitle, among other things, its holder to purchase, for an exercise price of $60, a number of shares of Company common stock having a market value of twice the exercise price. The rights may be redeemed by the Board of Directors for $0.01 per right prior to the date of the announcement that a person or group has become an Acquiring Person.


11.  SAVINGS PLANS

The Company sponsors a qualified defined contribution retirement plan ("Plan I") covering salaried employees who have completed one year or 1,000 hours of service. Plan I allows eligible employees to defer receipt of up to 20% of their compensation and contribute such amounts to various investment funds. The Company matches with its common stock 25% of the first 5% an employee contributes. Employee contributions vest immediately while Company contributions vest 25% annually beginning in the participants' second year of eligibility since plan inception. In fiscal 1998, 1997, and 1996, the Company contributed approximately $600,000 (representing 28,279 shares of Company common stock), $432,000 (representing 30,438 shares of Company common stock), and $362,000 (representing 23,582 shares of Company common stock), respectively.

The Company sponsors a non-qualified defined contribution retirement plan ("Plan II") covering highly compensated employees, as defined in the plan. Plan II allows eligible employees to defer receipt of up to 20% of their base compensation and 100% of their eligible bonuses, as defined in the plan. The Company matches with its common stock 25% of the first 5% a non-officer contributes while officers' contributions are matched at the same rate with cash. Employee contributions vest immediately while Company contributions vest 25% annually beginning in the participants' second year of employment since plan inception. In fiscal 1998, 1997, and 1996, the Company contributed approximately $298,000 (of which approximately $181,000 was used to purchase 9,584 shares of Company common stock), $215,000 (of which approximately $138,000 was used to purchase 9,347 shares of Company common stock), and $260,000 (of which approximately $165,000 was used to purchase 10,584 shares of Company common stock), respectively. At the inception of Plan II, the Company established a Rabbi Trust to fund Plan II obligations. The market value of the trust assets is included in other assets and the liability to Plan II participants is included in other liabilities.

12.  CONTINGENCIES

The Company is engaged in various legal proceedings and has certain unresolved claims pending. The ultimate liability, if any, for the aggregate amounts claimed cannot be determined at this time. However, management of the Company, based upon consultation with legal counsel, is of the opinion that there are no matters pending or threatened which are expected to have a material adverse effect on the Company's consolidated financial condition or results of operations.

13.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes the unaudited consolidated quarterly results of operations for fiscal 1998 and 1997(in thousands, except per share amounts):

                                           Fiscal Year 1998
                                            Quarters Ended

                           Sept. 24   Dec. 24  March 25   June 24

Revenues                   $375,963  $374,502  $401,002  $422,947
Income Before Provision
 for Income Taxes            25,223    20,398    24,626    35,211
Net Income                   16,521    13,361    16,130    23,063
Basic Net Income Per Share     0.25      0.20      0.24      0.35
Diluted  Net Income Per Share  0.25      0.20      0.24      0.34
Basic Weighted Average
 Shares Outstanding          65,272    65,593    65,894    66,364
Diluted Weighted Average
 Shares Outstanding          66,635    66,925    67,596    68,674


                                          Fiscal Year 1997
                                           Quarters Ended

                           Sept. 25   Dec. 25  March 26   June 25

Revenues                   $308,665  $310,925  $345,510  $370,237
Income Before Provision
 for Income Taxes            24,631    17,511    20,048    28,795
Net Income                   16,380    11,644    13,332    19,149
Basic and Diluted
 Net Income Per Share          0.21      0.15      0.18      0.29
Basic Weighted Average
 Shares Outstanding          77,277    77,460    74,248    66,015
Diluted Weighted Average
 Shares Outstanding          78,463    78,948    75,224    66,834



                           INDEPENDENT AUDITORS' REPORT

The Board of Directors
Brinker International, Inc.:

We have audited the accompanying consolidated balance sheets of Brinker International, Inc. and subisdiaries as of June 24, 1998 and June 25, 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three-year period ended June 24, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brinker International, Inc. and subsidiaries as of June 24, 1998 and June 25, 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended June 24, 1998 in conformity with generally accepted accounting principles.


                                         KPMG Peat Marwick LLP

Dallas, Texas
July 29, 1998