Form 10-K, Exhibit 13
period 1999-06-30
BRINKER INTERNATIONAL INC
filed 1999-09-24
CIK 703351

EXHIBIT 13
                           SELECTED FINANCIAL DATA
        (In thousands, except per share amounts and number of restaurants)

                                                 Fiscal Years

                              1999(a)         1998         1997         1996         1995
Income Statement Data:
Revenues                     $1,870,554     $1,574,414   $1,335,337   $1,162,951   $1,042,199

Operating Costs and Expenses:
 Cost of Sales                  507,103        426,558      374,525      330,375      283,417
 Restaurant Expenses          1,036,573        866,143      720,769      620,441      540,986
 Depreciation and Amortization   82,385         86,376       78,754       64,611       58,570
 General and Administrative      90,311         77,407       64,404       54,271       50,362
 Restructuring Charge                -              -            -        50,000           -

   Total Operating Costs and
     Expenses                 1,716,372      1,456,484     1,238,452   1,119,698      933,335

Operating Income                154,182        117,930        96,885      43,253      108,864

Interest Expense                  9,241         11,025         9,453       4,579          595
Gain on Sales of Concepts            -              -             -       (9,262)          -
Other, Net                       14,402          1,447        (3,553)     (4,201)      (3,151)

Income Before Provision for Income
 Taxes and Cumulative Effect
 of Accounting Change           130,539        105,458        90,985      52,137       111,420
Provision for Income Taxes       45,297         36,383        30,480      17,756        38,676

Income Before Cumulative Effect
 of Accounting Change            85,242         69,075        60,505      34,381        72,744

Cumulative Effect of
 Accounting Change                6,407             -             -           -             -

  Net Income                 $   78,835     $   69,075     $  60,505  $   34,381     $  72,744

Basic Earnings Per Share:

 Income Before Cumulative Effect
  of Accounting Change       $     1.30     $     1.05     $    0.82   $     0.45    $    1.01
 Cumulative Effect of
  Accounting Change                0.10             -              -           -            -

 Basic Net Income Per Share  $     1.20     $     1.05     $     0.82  $     0.45    $    1.01

Diluted Earnings Per Share:

 Income Before Cumulative Effect
  of Accounting Change       $     1.25     $     1.02     $     0.81   $    0.44    $    0.98
 Cumulative Effect of
  Accounting Change                0.09             -              -           -            -

 Diluted Net Income Per Share $    1.16     $     1.02     $     0.81   $    0.44    $    0.98

Basic Weighted Average
  Shares Outstanding             65,926         65,766         73,682      76,015       71,764

Diluted Weighted Average
  Shares Outstanding             68,123         67,450         74,800      77,905       74,283

Balance Sheet Data
(end of period):
Working Capital Deficit      $  (86,969)     $ (92,898)     $ (36,699)   $(35,035)    $ (2,377)
Total Assets                  1,085,644        968,848        996,943     888,834      738,936
Long-term Obligations           234,086        197,577        324,066     157,274      139,645
Shareholders' Equity            661,439        593,739        523,744     608,170      496,797

Number of Restaurants
Open at End of Period:
Company-Operated                    707            624             556       468           439
Franchised/Joint Venture            226            182             157       147           121
  Total                             933            806             713       615           560

(a) Fiscal year 1999 consisted of 53 weeks while all other periods presented consisted of 52 weeks.


                      MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

For an understanding of the significant factors that influenced the Company's performance during the past three fiscal years, the following discussion should be read in conjunction with the consolidated financial statements and related notes found elsewhere in this Annual Report.

The Company has a 52/53 week fiscal year ending on the last Wednesday in June. Accordingly, the following discussion is for the 53 weeks ended June 30, 1999 and the 52-week periods ended June 24, 1998 and June 25, 1997.

The Company elected early adoption of the American Institute of CPA's ("AICPA") Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-Up Activities," during fiscal 1999. This new accounting standard requires most entities to expense all start-up and preopening costs as incurred. The Company previously deferred such costs and amortized them over the twelve-month period following the opening of each restaurant. Prior to fiscal 1999, amortization of deferred preopening costs was included within depreciation and amortization expense on the consolidated statements of income. Effective with fiscal 1999, preopening costs are included in restaurant expenses on the consolidated statements of income.

RESULTS OF OPERATIONS FOR FISCAL YEARS 1999, 1998, AND 1997

The following table sets forth expenses as a percentage of total revenues for the periods indicated for revenue and expense items included in the consolidated statements of income:


                                       Percentage of Total Revenues
                                                Fiscal Years
                                       1999      1998      1997
Revenues                              100.0%    100.0%    100.0%

Operating Costs and Expenses:
 Cost of Sales                         27.1%     27.1%     28.1%
 Restaurant Expenses                   55.4%     55.0%     54.0%
 Depreciation and Amortization          4.4%      5.5%      5.9%
 General and Administrative             4.8%      4.9%      4.8%

   Total Operating Costs and Expenses  91.7%     92.5%     92.8%

Operating Income                        8.3%      7.5%      7.2%

Interest Expense                        0.5%      0.7%      0.7%
Other, Net                              0.8%      0.1%     (0.3%)

Income Before Provision for
 Income Taxes and Cumulative
 Effect of Accounting Change            7.0%      6.7%      6.8%
Provision for Income Taxes              2.4%      2.3%      2.3%

Income Before Cumulative Effect
  of Accounting Change                  4.6%      4.4%      4.5%

Cumulative Effect of Accounting
 Change                                 0.4%        -         -

  Net Income                            4.2%      4.4%      4.5%


REVENUES

Revenue growth of 18.8% and 17.9% in fiscal 1999 and 1998, respectively, primarily relates to the increases in sales weeks driven by new unit expansion, increases in average weekly sales, and the addition of a fifty-third week in fiscal 1999. Revenues for fiscal 1999 increased due to a 14.9% increase in sales weeks (2.3% of such increase is attributable to the additional sales week during fiscal 1999) and a 3.1% increase in average weekly sales. Revenues for fiscal 1998 increased 17.9% due to a 14.3% increase in sales weeks and a 3.2% increase in average weekly sales. Menu price increases were less than 1% in both fiscal 1999 and 1998.

COSTS AND EXPENSES (as a percent of Revenues)

Cost of sales remained flat for fiscal 1999 compared to fiscal 1998 due to menu price increases, product mix changes to menu items with lower percentage food costs, and favorable commodity price variances for meat, seafood, bakery and bread which were offset by unfavorable commodity price variances for poultry, dairy and cheese. Cost of sales decreased in fiscal 1998 compared to fiscal 1997 due to menu price increases and favorable commodity price variances which partially offset product mix changes to menu items with higher percentage food costs.

Restaurant expenses increased in fiscal 1999 due to the adoption of SOP 98-5 and the resulting expensing of preopening costs as incurred. During fiscal 1998 and prior years, preopening costs were deferred and amortized over the twelve-month period following the opening of each restaurant. Also contributing to the increase in restaurant expenses was additional rent expense incurred due to the sale-leaseback transactions which occurred in fiscal 1998 and the continued utilization of the equipment leasing facility. These increases were partially offset by leverage related to increased sales in fiscal 1999.

Restaurant expenses increased in fiscal 1998 due primarily to increases in rent expense and management labor. Rent expense increased due to sale-leaseback transactions and an equipment leasing facility entered into in fiscal 1998. Management labor increased as a result of the cost of remaining competitive in the industry and increases in monthly performance bonuses due to the restaurants' positive performance in fiscal 1998. Restaurant labor wage rate increases due to Federal government mandated increases in the minimum wage were offset by improvements in labor productivity, as well as menu price increases.

Depreciation and amortization decreased in both fiscal 1999 and fiscal 1998. The fiscal 1999 decrease is due primarily to the elimination of preopening cost amortization resulting from the adoption of SOP 98-5 and due to a declining depreciable asset base for older units. Partially offsetting these decreases were increases in depreciation and amortization related to new unit construction and ongoing remodel costs and an impairment charge for reacquired franchise rights due to a change in development plans in the related franchise area. The fiscal 1998 decrease resulted from the impact of sale-leaseback transactions and an equipment leasing facility, as well as a declining depreciable asset base for older units. Partially offsetting these decreases were increases in depreciation and amortization related to new unit construction and ongoing remodel costs.

General and administrative expenses have remained relatively flat in the past three fiscal years as a result of the Company's focus on controlling corporate expenditures relative to increasing revenues and number of restaurants. However, total costs increased in fiscal 1999 due to additional staff to support the expansion of restaurants and an increased profit sharing accrual.

Interest expense decreased in fiscal 1999 as compared to fiscal 1998 due to a favorable interest rate environment compared with fiscal 1998 and an increase in the construction-in-progress balances subject to interest capitalization. Interest expense increased in fiscal 1998 as compared to fiscal 1997 due to increased borrowings on the Company's credit facilities primarily used to fund the Company's stock repurchase plan.

Other, net in both fiscal 1999 and in fiscal 1998 was negatively impacted by the Company's share of net losses in unconsolidated equity method investees and by the substantial liquidation of the marketable equity securities portfolio in the last half of fiscal 1998 to fund a portion of the Company's share repurchase plan. This liquidation resulted in a reduction of income earned, which in fiscal 1998 partially offset the Company's share of net losses in unconsolidated equity method investees. As of June 30, 1999, the marketable equity securities portfolio has been fully liquidated.

The Company's share of net losses in its unconsolidated equity method investees in fiscal 1999 includes a charge of approximately $5.1 million related to the decisions made by Eatzi's Corporation ("Eatzi's") to abandon development of two restaurant sites and to dispose of a restaurant that did not meet the financial return expectations of Eatzi's. These decisions were made in conjunction with a strategic plan which includes slowing development, refining the prototype, and defining profitable growth opportunities. The types of costs recorded primarily included site specific costs and costs to exit lease obligations. Effective June 30, 1999, the Company sold a portion of its equity interest in Eatzi's to its partner. In addition, the Company's share of net losses in its unconsolidated equity method investees in fiscal 1999 includes a charge of approximately $2.5 million related to the impairment of long-lived assets recorded by one of its investees in accordance with Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), "Accounting for the
Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of."

INCOME TAXES

The Company's effective income tax rate was 34.7%, 34.5%, and 33.5%, in fiscal 1999, 1998, and 1997, respectively. The increase in fiscal 1999 is primarily a result of an increase in the rate effect of state income taxes. The increase in fiscal 1998 is primarily a result of a decrease in the rate effect of a dividends received deduction resulting from the liquidation of the Company's marketable equity securities portfolio.

CUMULATIVE EFFECT OF ACCOUNTING CHANGE

The cumulative effect of accounting change is the result of the Company's early adoption of SOP 98-5 retroactive to the first quarter of fiscal 1999 as discussed previously in the "General" section. The cumulative effect of this accounting change, net of income tax benefit, was $6.4 million or $0.09 per diluted share. This new accounting standard accelerates the Company's recognition of preopening costs, but will benefit the post-opening results of new restaurants.

NET INCOME AND NET INCOME PER SHARE

Fiscal 1999 net income and diluted net income per share increased 14.1% and 13.7%, respectively, compared to fiscal 1998. Excluding the effects of the adoption of SOP 98-5, fiscal 1999 net income increased 23.3% from $69.1 million to $85.2 million and diluted net income per share increased 22.5% from $1.02 to $1.25. The increase in both net income and diluted net income per share before consideration of the adoption of SOP 98-5 was due to an increase in revenues resulting from increases in average weekly sales, sales weeks (including an additional week in fiscal 1999) and menu prices, and a decrease in depreciation and amortization expenses. The factors contributing to the increase in net income and diluted net income per share were partially offset by increases in the Company's share of losses in unconsolidated equity method investees.

Fiscal 1998 net income and diluted net income per share increased 14.2% and 25.9%, respectively, compared to fiscal 1997. The increase in both net income and diluted net income per share was due to an increase in revenues as a result of increases in average weekly sales, sales weeks, and menu price increases and decreases in commodity prices. This favorable component of the increase in net income and diluted net income per share was somewhat offset by increases in management labor, incentive compensation, wage rates, and non-operating costs. The increase in diluted net income per share was proportionately larger than the increase in net income due to the effect of continuing share repurchases.

IMPACT OF INFLATION

The Company has not experienced a significant overall impact from inflation. As operating expenses increase, the Company, to the extent permitted by competition, recovers increased costs by either increasing menu prices or reviewing, then implementing, alternative products or processes.

LIQUIDITY AND CAPITAL RESOURCES

The working capital deficit decreased from $92.9 million at June 24, 1998 to $87.0 million at June 30, 1999, and net cash provided by operating activities increased to $193.2 million for fiscal 1999 from $167.3 million for fiscal 1998 due to increased profitability and the timing of operational receipts and payments.

Long-term debt outstanding at June 30, 1999 consisted of $71.4 million of unsecured senior notes, $110.0 million of borrowings on credit facilities and obligations under capital leases. The Company has credit facilities totaling $360.0 million. At June 30, 1999, the Company had $242.8 million in available funds from credit facilities.

During fiscal 1998, the Company entered into an equipment leasing facility for up to $55.0 million. As of June 30, 1999, $47.5 million of the leasing facility has been utilized, including a net funding of $23.1 million in fiscal 1999. The Company does not intend to further utilize this facility. During the first quarter of fiscal 2000, the Company intends to enter into a new $25.0 million equipment leasing facility, similar in terms and structure to the Company's previous facility, which will be used to lease equipment in fiscal 2000.

During the first quarter of fiscal 2000, the Company intends to enter into a $50.0 million real estate leasing facility available for the construction of new restaurants. This new facility will be used to lease real estate in fiscal 2000 and 2001.

Capital expenditures consist of purchases of land for future restaurant sites, new restaurants under construction, purchases of new and replacement restaurant furniture and equipment, and ongoing remodeling programs.
Capital expenditures increased from $155.2 million for fiscal 1998 to $181.1 million for fiscal 1999. The increase in 1999 capital expenditures compared to 1998 is due mainly to an increase in the number of restaurants being constructed or opened during fiscal 1999 as compared to fiscal 1998. The Company estimates that its capital expenditures during fiscal 2000 will approximate $160.0 million. These capital expenditures will be funded from internal operations, cash equivalents, and drawdowns on the Company's credit facilities.

During fiscal 1999, the Company increased its investments in various joint ventures by $4.5 million. The joint ventures are accounted for using the equity method and are classified in other assets in the Company's consolidated balance sheets.

During fiscal 1998, the Company's Board of Directors approved a plan to repurchase up to $50.0 million of the Company's common stock. During fiscal 1999, the Company's Board of Directors authorized an increase in the plan by an additional $35.0 million. Pursuant to the plan, the Company repurchased approximately 2,171,000 shares of its common stock for approximately $48.1 million during fiscal 1999 and approximately 809,000 shares of its common stock for approximately $17.1 million during fiscal 1998 in accordance with applicable securities regulations. The repurchased common stock was used by the Company to increase shareholder value, offset the dilutive effect of stock option exercises, satisfy obligations under its savings plans, and for other corporate purposes. The repurchased common stock is reflected as a reduction of shareholders' equity. The Company financed the repurchase program through a combination of cash provided by operations and drawdowns on its available credit facilities.

The Company is not aware of any other event or trend which would potentially affect its liquidity. In the event such a trend develops, the Company believes that there are sufficient funds available from credit facilities and from strong internal cash generating capabilities to adequately manage the expansion of the business.

YEAR 2000

The Year 2000 will have a broad impact on the business environment in which the Company operates due to the possibility that many computerized systems across all industries will be unable to process information containing dates beginning in the Year 2000. The Company has established an enterprise-wide program to prepare its computer systems and applications for the Year 2000 and is utilizing both internal and external resources to identify, correct and test the systems for Year 2000 compliance. The Company's domestic reprogramming and testing efforts have been substantially completed. The Company expects that all mission-critical systems will be Year 2000 ready prior to October 31, 1999.

The nature of the Company's business is such that the business risks associated with the Year 2000 can be reduced by assessing the vendors supplying the Company's restaurants with food and related products and also assessing the Company's franchise and joint venture business partners to ensure that they are aware of the Year 2000 business risks and are appropriately addressing them.

Because third party failures could have a material impact on the Company's ability to conduct business, questionnaires have been sent to substantially all of the Company's critical vendors to obtain reasonable assurance that plans are being developed to address the Year 2000 issue. The returned questionnaires have been assessed by the Company, categorized based upon readiness for the Year 2000 issues, and prioritized in order of significance to the business of the Company. The Company has established contingency plans (including continued efforts to evaluate Year 2000 readiness of existing vendors or identification of alternative vendors) responding to those high risk, critical vendors which have not provided the Company with satisfactory evidence of their readiness to handle Year 2000 issues. Furthermore, the Company will continue to monitor all critical vendors to ensure their Year 2000 readiness.

Based upon questionnaires returned by the Company's franchise business partners and direct communications with the Company's joint venture business partners, the Company has assessed the Year 2000 readiness of these business partners and has implemented an action plan involving direct communication and the sharing of information associated with the Year 2000 issue.

The Company has completed the inventory and assessment phases of its evaluation of all information technology and non-information technology equipment. Based upon results of the assessment, all mission-critical equipment that is not Year 2000 ready will be fixed or upgraded by October 31, 1999.

The enterprise-wide program, including testing and remediation of all of the Company's systems and applications, the cost of external consultants, the purchase of software and hardware, and the compensation of internal employees working on Year 2000 projects, is expected to cost approximately $3.5 to $4.0 million (except for fringe benefits of internal employees, which are not separately tracked) from inception in calendar year 1997 through completion in fiscal 2000. Of these costs, approximately $750,000 was incurred during fiscal 1998, and approximately $1.6 million was incurred during fiscal 1999. The remaining costs will be incurred in fiscal 2000. All estimated costs have been budgeted and are expected to be funded by the Company's available cash.

The Company anticipates timely completion of the internal Year 2000 readiness efforts and does not believe the costs related to the Year 2000 readiness project will be material to its financial position or results of operations. However, if unanticipated problems arise from systems or equipment, there could be material adverse effects on the Company's consolidated financial position, results of operations and cash flows. As part of the Year 2000 readiness efforts, the Company has developed contingency plans which will need to be activated in the event of internal systems failures, but may be modified as additional information becomes available. Although the questionnaires and other communications received by the Company from its significant vendors have not disclosed any material Year 2000 issues, there is no assurance that these vendors will be Year 2000 ready on a timely basis. Unanticipated failures or significant delays in furnishing products or services by significant vendors could have a material adverse effect on the Company's consolidated financial position, results of operations and cash flows. Where predictable, the Company is assessing and attempting to mitigate its risks with respect to the failure of its significant vendors to be Year 2000 ready as part of its ongoing contingency planning.

Despite the Company's diligent preparation, some of the Company's internal systems or equipment may fail to operate properly, and some of its significant vendors may fail to perform effectively or may fail to timely or completely deliver products. In those circumstances, the Company expects to be able to conduct necessary business operations and to obtain necessary products from alternative vendors, and business operations would generally continue; however, there would be some disruption which could have a material adverse effect on the Company's consolidated financial position, results of operations and cash flows. Similarly, if the Company's franchise and joint venture business partners sustain disruptions in their business operations or there are any unanticipated general public infrastructure failures, there could be a material adverse effect on the Company's consolidated financial position, results of operations and cash flows. The Company has no basis upon which to reasonably analyze the direct or indirect effects on its guests from Year 2000 issues or experiences.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from changes in interest rates on debt and certain leasing facilities and from changes in commodity prices. A discussion of the Company's accounting policies for derivative instruments is included in the Summary of Significant Accounting Policies in the Notes to the Consolidated Financial Statements.

The Company's net exposure to interest rate risk consists of floating rate instruments that are benchmarked to U.S. and European short-term interest rates. The Company may from time to time utilize interest rate swaps and forwards to manage overall borrowing costs and reduce exposure to adverse fluctuations in interest rates. The Company does not use derivative instruments for trading purposes and the Company has procedures in place to monitor and control derivative use. No financial derivatives were in place at June 30, 1999. The impact on the Company's results of operations of a one-point interest rate change on the outstanding balance of the variable rate debt as of June 30, 1999 would be immaterial.

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

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137 ("SFAS No. 137"), "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," which defers the effective date of SFAS No. 133 until the Company's first quarter financial statements in fiscal 2001. The Company is currently not involved in derivative instruments or hedging activities, and therefore, will measure the impact of this statement as it becomes necessary.

MANAGEMENT OUTLOOK

During fiscal 1999, several key initiatives including: i) targeted, disciplined restaurant expansion; ii) continued focus on culinary evolution, service excellence, and overall value; iii) diligent fiscal responsibility; and iv) an unwavering pursuit for guest satisfaction have allowed the Company to generate the momentum that will serve as a catalyst for increased growth and earnings and will allow the Company to improve on its successes in fiscal 2000 and beyond.

During fiscal 2000, the Company will continue to focus on the initiatives that helped make fiscal 1999 such a successful year. With this continued focus and a future that indicates an increase in dining out across all age groups, a growing importance on convenience and a desire for the Company's guests to experience exciting new flavor profiles, the Company is confident that it can attain its growth and profitability objectives while creating value for its shareholders.

FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking regarding future economic performance, restaurant openings, operating margins, the availability of acceptable real estate locations for new restaurants, the sufficiency of cash balances and cash generated from operating and financing activities for future liquidity and capital resource needs, and other matters. These forward-looking statements involve risks and uncertainties and, consequently, could be affected by general business conditions, the impact of competition, the seasonality of the Company's business, governmental regulations, inflation, changes in economic conditions, consumer perceptions of food safety, changes in consumer tastes, governmental monetary policies, changes in demographic trends, the impact of the Year 2000, availability of employees, or weather and other acts of God.

                      BRINKER INTERNATIONAL, INC.
                      Consolidated Balance Sheets
                            (In thousands)


                                                    1999         1998
ASSETS

Current Assets:
 Cash and Cash Equivalents                       $   12,597   $    9,382
 Accounts Receivable                                 21,390       19,645
 Inventories                                         15,050       13,774
 Prepaid Expenses                                    46,431       36,576
 Deferred Income Taxes (Note 4)                       5,585        3,250
 Other                                                2,097        2,007
  Total Current Assets                              103,150       84,634

Property and Equipment, at Cost (Note 6):
 Land                                               169,368      145,900
 Buildings and Leasehold Improvements               650,000      541,403
 Furniture and Equipment                            351,729      310,849
 Construction-in-Progress                            46,186       48,245
                                                  1,217,283    1,046,397
 Less Accumulated Depreciation and Amortization     403,907      337,497
  Net Property and Equipment                        813,376      708,900

Other Assets:
 Goodwill, Net (Note 2)                              74,190       76,330
 Other (Note 10)                                     94,928       98,984
  Total Other Assets                                169,118      175,314
  Total Assets                                 $  1,085,644   $  968,848


                                               (continued)
                      BRINKER INTERNATIONAL, INC.
                      Consolidated Balance Sheets
             (In thousands, except share and per share amounts)


LIABILITIES AND SHAREHOLDERS' EQUITY                  1999         1998

Current Liabilities:
 Current Installments of Long-term Debt
  (Notes 5 and 6)                                $   14,635     $  14,618
 Accounts Payable                                    74,100        75,878
 Accrued Liabilities (Note 3)                       101,384        87,036
  Total Current Liabilities                         190,119       177,532

Long-term Debt, Less Current Installments
 (Notes 5 and 6)                                    183,158       147,288
Deferred Income Taxes (Note 4)                        9,140         8,254
Other Liabilities                                    41,788        42,035
Commitments and Contingencies (Notes 6 and 11)

Shareholders' Equity (Notes 7 and 8):
 Preferred Stock - 1,000,000 Authorized Shares;
  $1.00 Par Value; No Shares Issued                      -             -
 Common Stock - 250,000,000 Authorized Shares;
  $.10 Par Value; 78,150,054 Shares Issued
  and 65,899,445 Shares Outstanding at
  June 30, 1999, and 78,150,054 Shares Issued
  and 65,926,032 Shares Outstanding at June 24, 1998  7,815         7,815
 Additional Paid-In Capital                         285,448       276,380
 Retained Earnings                                  542,918       464,083
                                                    836,181       748,278
 Less Treasury Stock, at Cost (12,250,609 shares at
   June 30, 1999 and 12,224,022 shares at
   June 24, 1998)                                   174,742       154,539
  Total Shareholders' Equity                        661,439       593,739
  Total Liabilities and Shareholders' Equity     $1,085,644     $ 968,848


See accompanying notes to consolidated financial statements.


                      BRINKER INTERNATIONAL, INC.
                    Consolidated Statements of Income
                (In thousands, except per share amounts)


                                                     Fiscal Years
                                             1999         1998         1997

Revenues                                  $1,870,554   $1,574,414   $1,335,337

Operating Costs and Expenses:
 Cost of Sales                               507,103      426,558      374,525
 Restaurant Expenses (Notes 1 and 6)       1,036,573      866,143      720,769
 Depreciation and Amortization (Note 1)       82,385       86,376       78,754
 General and Administrative                   90,311       77,407       64,404

   Total Operating Costs and Expenses      1,716,372    1,456,484    1,238,452

Operating Income                             154,182      117,930       96,885

Interest Expense (Note 5)                      9,241       11,025        9,453
Other, Net (Notes 1 and 10)                   14,402        1,447       (3,553)

Income Before Provision for
 Income Taxes and Cumulative Effect
  of Accounting Change                       130,539      105,458       90,985

Provision for Income Taxes (Note 4)           45,297       36,383       30,480

Income Before Cumulative
 Effect of Accounting Change                  85,242       69,075       60,505

Cumulative Effect of
 Accounting Change (net of income
  tax benefit of $3,404)                       6,407           -            -

   Net Income                             $   78,835   $   69,075   $   60,505

Basic Earnings Per Share:

 Income Before Cumulative Effect
  of Accounting Change                    $     1.30   $     1.05   $     0.82
 Cumulative Effect of
  Accounting Change                             0.10           -            -

  Basic Net Income Per Share              $     1.20   $     1.05   $     0.82

Diluted Earnings Per Share:

 Income Before Cumulative Effect
  of Accounting Change                    $     1.25   $     1.02   $     0.81
 Cumulative Effect of
  Accounting Change                             0.09           -            -

  Diluted Net Income Per Share            $     1.16   $     1.02   $     0.81

Basic Weighted Average
  Shares Outstanding                          65,926       65,766       73,682

Diluted Weighted Average
  Shares Outstanding                          68,123       67,450       74,800

See accompanying notes to consolidated financial statements.


                            BRINKER INTERNATIONAL, INC.
                    Consolidated Statements of Shareholders' Equity
                                 (In thousands)

                                                    Unrealized
                                                    Gain (Loss)
                                        Additional     on
                     Common Stock        Paid-In    Marketable    Retained  Treasury
                    Shares   Amount      Capital    Securities    Earnings    Stock    Total
Balances at
 June 26, 1996      77,256   $7,726    $ 266,561    $  (620)      $334,503  $     -    $608,170

Net Income              -        -            -          -          60,505        -      60,505

Change in Unrealized
 Gain (Loss) on
 Marketable Securities  -        -            -         924             -         -         924

Purchases of
 Treasury Stock    (12,486)      -            -          -              -   (150,350)  (150,350)

Issuances of
 Common Stock          464       45        4,331         -              -        119      4,495

Balances at
 June 25, 1997      65,234    7,771      270,892        304         395,008 (150,231)   523,744

Net Income              -        -            -          -           69,075       -      69,075

Change in Unrealized
 Gain (Loss) on
 Marketable Securities  -        -            -        (304)             -         -       (304)

Purchases of
 Treasury Stock       (809)      -            -          -               -   (17,077)   (17,077)

Issuances of
 Common Stock        1,501       44        5,488         -               -    12,769     18,301

Balances at
 June 24, 1998      65,926    7,815      276,380         -          464,083 (154,539)   593,739

Net Income              -        -            -          -           78,835       -      78,835

Purchases of
 Treasury Stock     (2,171)      -            -          -               -   (48,125)   (48,125)

Issuances of
 Common Stock        2,144       -         9,068         -               -    27,922     36,990

Balances at
 June 30, 1999      65,899   $7,815    $ 285,448    $    -         $542,918$(174,742)  $661,439

See accompanying notes to consolidated financial statements.


                             BRINKER INTERNATIONAL, INC.
                       Consolidated Statements of Cash Flows
                                (In thousands)

                                                                Fiscal Years
                                                    1999             1998        1997
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                        $  78,835       $ 69,075     $ 60,505
Adjustments to Reconcile Net Income to Net Cash
 Provided by Operating Activities:
  Depreciation and Amortization of
   Property and Equipment                            75,857         70,257       63,866
  Amortization of Goodwill and Other Assets           6,528         16,119       14,888
  Cumulative Effect of Accounting Change (Note 1)     6,407            -             -
   Deferred Income Taxes                              1,955         (1,220)       4,657
  Changes in Assets and Liabilities, Excluding
     Effects of Acquisitions:
     Receivables                                     (1,886)          (829)      (5,112)
     Inventories                                     (1,276)          (743)      (1,944)
     Prepaid Expenses                                (9,855)        (6,212)      (5,632)
     Other Assets                                    14,458         (9,649)     (15,309)
     Accounts Payable                                 8,102          3,808       18,953
     Accrued Liabilities                             14,348         14,377        7,838
     Other Liabilities                                 (247)        12,352        2,369
  Other                                                 -              -            496
     Net Cash Provided by Operating Activities      193,226        167,335      145,575

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for Property and Equipment                (181,088)      (155,246)    (191,194)
Payment for Purchases of Restaurants, Net (Note 2)      -           (2,700)     (15,863)
Net Proceeds from Sale-Leasebacks                       -          125,961          -
Purchases of Marketable Securities                      -              -        (38,543)
Proceeds from Sales of Marketable Securities             51         23,962       80,796
Investments in Equity Method Investees               (4,484)       (35,500)      (3,230)
Net (Advances to) Repayments from Affiliates        (19,363)         5,942       (4,002)
Additions to Other Assets                               -           (6,850)         -
      Net Cash Used in Investing Activities        (204,884)       (44,431)    (172,036)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net Borrowings (Payments) on Credit Facilities       50,505       (132,980)     170,000
Payments of Long-term Debt                          (14,618)          (390)        (348)
Proceeds from Issuances of Common Stock              27,111         13,731        3,280
Purchases of Treasury Stock                         (48,125)       (17,077)    (150,350)
   Net Cash Provided by (Used in) Financing
    Activities                                       14,873       (136,716)      22,582

Net Increase (Decrease) in Cash and Cash
 Equivalents                                          3,215        (13,812)      (3,879)
Cash and Cash Equivalents at Beginning of Year        9,382         23,194       27,073
Cash and Cash Equivalents at End of Year          $  12,597       $  9,382     $ 23,194

CASH PAID DURING THE YEAR:
Interest, Net of Amounts Capitalized              $   9,285       $ 11,479     $  7,459
Income Taxes                                      $  39,618       $ 31,807     $ 26,240

NON-CASH TRANSACTIONS DURING THE YEAR:
Tax Benefit from Stock Options Exercised          $   9,879       $  4,570     $  1,215

See accompanying notes to consolidated financial statements.



                         BRINKER INTERNATIONAL, INC.
                  Notes to Consolidated Financial Statements



1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

The Company has a 52/53 week fiscal year ending on the last Wednesday in June. Fiscal year 1999, which ended on June 30, 1999, contained 53 weeks, while fiscal years 1998 and 1997, which ended on June 24, 1998 and June 25, 1997, respectively, contained 52 weeks.

Certain  prior  year  amounts  in the accompanying  consolidated  financial
statements   have   been   reclassified  to  conform   with   fiscal   1999
classifications.

(b) Financial Instruments

The Company's policy is to invest cash in excess of operating requirements in income-producing investments. Cash invested in instruments with maturities of three months or less at the time of investment is reflected as cash equivalents. Cash equivalents of $2.6 million and $319,000 at June 30, 1999 and June 24, 1998, respectively, consist primarily of money market funds and commercial paper.

The Company's financial instruments at June 30, 1999 and June 24, 1998 consist of cash equivalents, accounts receivable, notes receivable, short-term debt, and long-term debt. The fair value of these financial instruments approximates the carrying amounts reported in the consolidated balance sheets. The following methods were used in estimating the fair value of each class of financial instrument: cash equivalents, accounts receivable, and short-term debt approximate their carrying amounts due to the short duration of those items; notes receivable are based on the present value of expected future cash flows discounted at the interest rate currently offered by the Company which approximates rates currently being offered by local lending institutions for loans of similar terms to companies with comparable credit risk; and long-term debt is based on the amount of future cash flows discounted using the Company's expected borrowing rate for debt of comparable risk and maturity. None of these financial instruments is held for trading purposes.

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


(e) Capitalized Interest

Interest costs capitalized during the construction period of restaurants were approximately $4.0 million, $3.6 million, and $4.5 million during fiscal 1999, 1998, and 1997, respectively.

(f) Advertising

Advertising costs are expensed as incurred. Advertising costs were $73.6 million, $60.6 million, and $47.0 million in fiscal 1999, 1998, and 1997, respectively, and are included in restaurant expenses in the consolidated statements of income.

(g) Preopening Costs

The Company elected early adoption of Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-Up Activities," retroactive to the first quarter of fiscal 1999. This new accounting standard requires the Company to expense all start-up and preopening costs as they are incurred. The Company previously deferred such costs and amortized them over the twelve-month period following the opening of each restaurant. The cumulative effect of this accounting change, net of income tax benefit, was $6.4 million ($0.09 per diluted share). This new accounting standard accelerates the Company's recognition of preopening costs, but benefits the post-opening results of new restaurants. Excluding the one-time cumulative effect, the adoption of the new accounting standard reduced the Company's reported results for fiscal 1999 by approximately $1.7 million ($0.03 per diluted share).

(h) Goodwill and Other Intangible Assets

Intangible assets include both goodwill and identifiable intangibles arising from the allocation of the purchase prices of assets acquired. Goodwill represents the residual purchase price after allocation to all identifiable net assets of businesses acquired. Other intangibles consist mainly of reacquired franchise rights, trademarks, and intellectual property. All intangible assets are stated at historical cost less accumulated amortization. Intangible assets are amortized on a straight-line basis over 30 to 40 years for goodwill and 15 to 25 years for other intangibles. The Company assesses the recoverability of intangible assets, including goodwill, by determining whether the asset balance can be recovered over its remaining life through undiscounted future operating cash flows of the acquired asset. The amount of impairment, if any, is measured based on projected discounted future operating cash flows.

During fiscal 1999, the Company recorded an impairment charge of approximately $3 million for reacquired franchise rights. The impairment charge, which is included in amortization expense, is the result of a change in development plans in the related franchise area. Management believes that no reduction of the estimated useful life is warranted. Accumulated amortization for goodwill was $8.7 million and $6.5 million as of June 30, 1999 and June 24, 1998, respectively. Accumulated amortization for other intangible assets was $4.8 million and $691,000 as of June 30, 1999 and June 24, 1998, respectively.

(i)  Recoverability of Long-Lived Assets

The Company evaluates long-lived assets and certain identifiable intangibles to be held and used in the business for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment is determined by comparing estimated undiscounted future operating cash flows to the carrying amounts of assets. If an impairment exists, the amount of impairment is measured as the sum of the estimated discounted future operating cash flows of such asset and the expected proceeds upon sale of the asset less its carrying amount. Assets held for sale are reported at the lower of carrying amount or fair value less costs to sell. During fiscal 1999, the Company's share of net losses in unconsolidated equity method investees included charges of approximately $6.5 million related to impairment of long-lived assets in accordance with Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

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

(k) Treasury Stock

During fiscal 1998, the Company's Board of Directors approved a plan to repurchase up to $50.0 million of the Company's common stock. During fiscal 1999, the Company's Board of Directors authorized an increase in the plan by an additional $35.0 million. Pursuant to the plan, the Company repurchased approximately 2,171,000 shares of its common stock for approximately $48.1 million during fiscal 1999 and approximately 809,000 shares of its common stock for approximately $17.1 million during fiscal 1998 in accordance with applicable securities regulations. The repurchased common stock was used by the Company to increase shareholder value, offset the dilutive effect of stock option exercises, satisfy obligations under its savings plans, and for other corporate purposes. The repurchased common stock is reflected as a reduction of shareholders' equity. During fiscal
1997, the Company repurchased approximately $150 million of its common stock (12.5 million shares) under a similar plan.

(l) Derivative Instruments

The Company's policy prohibits the use of derivative instruments for trading purposes and the Company has procedures in place to monitor and control their use. The Company's use of derivative instruments is primarily limited to interest rate swaps and forwards which are entered into with the intent of managing overall borrowing costs.

As of June 30, 1999 and June 24, 1998, the Company was not involved in any derivative instruments. During fiscal 1998, the Company participated in interest rate forwards to effectively fix the interest rate in anticipation of a sale and leaseback of certain real estate assets which was executed in 1998. These forwards were designated as hedges and the resulting loss on settlement was deferred and is being amortized to rent expense over the life of the lease.

(m) Stock-Based Compensation

In accordance with Accounting Principles Board Opinion No. 25, the Company uses the intrinsic value-based method for measuring stock-based compensation cost which measures compensation cost as the excess, if any, of the quoted market price of the Company's common stock at the grant date over the amount the employee must pay for the stock. The Company's policy is to grant stock options at fair value at the date of grant. Proceeds from the exercise of common stock options issued to officers, directors, and key employees under the Company's stock option plans are credited to common stock to the extent of par value and to additional paid-in capital for the excess. Required pro forma disclosures of compensation expense determined under the fair value method of Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation," are presented in Note 7.

(n) Comprehensive Income

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130 ("SFAS No. 130"), "Reporting Comprehensive Income." SFAS No. 130, which is effective for fiscal 1999, establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income for fiscal 1999 is equal to net income as reported, and comprehensive income for fiscal 1998 and 1997 is substantially equal to net income as reported.

(o) Net Income Per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. For the calculation of diluted net income per share, the basic weighted average number of shares is increased by common equivalent shares (stock options) determined using the treasury stock method based on the average market price exceeding the exercise price of the stock options. The Company has no other potentially dilutive securities.

(p) Segment Reporting

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 ("SFAS No. 131" or "Statement"), "Disclosure About Segments of an Enterprise and Related Information." This Statement supersedes Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise" and requires that a public company report annual and interim financial and descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. This Statement allows aggregation of similar operating segments into a single operating segment if the businesses are considered similar under the criteria of this Statement. The Company believes it meets the aggregation criteria for its operating segments.

(q) Use of Estimates

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

2.  ACQUISITIONS

During the three years ended June 30, 1999, the Company completed the acquisitions set forth below. These acquisitions were accounted for as purchases and the excess of cost over the fair values of the net assets acquired was recorded as goodwill. The operations of the related restaurants, which are not material, are included in the Company's consolidated results of operations from the dates of acquisition.

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

3.  ACCRUED LIABILITIES

Accrued liabilities consist of the following (in thousands):

                                                    1999      1998
Payroll                                           $ 46,648  $ 39,752
Insurance                                           10,185    11,718
Property tax                                        10,783     9,754
Sales tax                                           13,015     8,759
Other                                               20,753    17,053
                                                  $101,384  $ 87,036

4.  INCOME TAXES

The provision for income taxes consists of the following (in thousands):

                                           1999     1998      1997
Current income tax expense:
 Federal                                 $ 38,373 $ 34,347  $ 22,471
 State                                      4,969    3,408     3,352
   Total current income tax expense        43,342   37,755    25,823

Deferred income tax expense (benefit):
 Federal                                    2,124   (1,212)    4,113
 State                                       (169)    (160)      544
   Total deferred income tax expense
    (benefit)                               1,955   (1,372)    4,657
                                         $ 45,297 $ 36,383  $ 30,480

A reconciliation between the reported provision for income taxes before cumulative effect of accounting change and the amount computed by applying the statutory Federal income tax rate of 35% to income before provision for income taxes follows (in thousands):

                                            1999     1998      1997

Income tax expense at statutory rate     $ 45,659  $ 36,910  $ 31,845
FICA tax credit                            (4,495)   (3,575)   (2,925)
Net investment activities                      -       (102)     (688)
State income taxes, net of Federal
  benefit                                   3,230     2,217     1,872
Other                                         903       933       376
                                         $ 45,297  $ 36,383  $ 30,480

The income tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities as of June 30, 1999 and June 24, 1998 are as follows (in thousands):

                                                    1999      1998
Deferred income tax assets:
 Insurance reserves                               $ 10,451  $ 12,361
 Nonqualified savings plan                           4,349     3,492
 Leasing transactions                                2,547     2,034
 Other, net                                         11,615     9,444
   Total deferred income tax assets                 28,962    27,331


Deferred income tax liabilities:
 Depreciation and capitalized interest
   on property and equipment                        19,375    16,664
 Prepaid expenses                                    8,060     7,580
 Preopening costs                                       -      3,258
 Goodwill and other amortization                     1,936     1,697
 Other, net                                          3,146     3,136
   Total deferred income tax liabilities            32,517    32,335
   Net deferred income tax liability              $  3,555  $  5,004

5.  DEBT

The Company has credit facilities aggregating $360.0 million at June 30, 1999. A credit facility of $260.0 million bears interest at LIBOR (5.24% at June 30, 1999) plus a maximum of .50% and expires in fiscal 2002. At June 30, 1999, $110.0 million was outstanding under this facility. The remaining credit facilities bear interest based upon the lower of the banks' "Base" rate, certificate of deposit rate, negotiated rate, or LIBOR rate plus
 .375%, and expire during fiscal year 2000. Unused credit facilities available to the Company were approximately $242.8 million at June 30, 1999. Obligations under the Company's credit facilities, which require short-term repayments, have been classified as long-term debt, reflecting the Company's intent and ability to refinance these borrowings through the existing credit facilities.

Long-term debt consists of the following (in thousands):

                                                     1999        1998
7.8% senior notes                                 $  85,700   $ 100,000
Credit facilities                                   110,000      59,495
Capital lease obligations (see Note 6)                2,093       2,411
                                                    197,793     161,906
Less current installments                            14,635      14,618
                                                  $ 183,158   $ 147,288

The $85.7 million of unsecured senior notes bear interest at an annual rate of 7.8%. Interest is payable semi-annually and principal of $14.3 million is due annually through fiscal 2004 with the remaining unpaid balance due in fiscal 2005.

At June 30, 1999, the Company is the guarantor of a $7.3 million line of credit for certain franchisees. This line of credit has been closed and the franchisees are paying down the outstanding balance.

6.  LEASES

(a) Capital Leases

The Company leases certain buildings under capital leases. The asset values of $6.5 million at June 30, 1999 and June 24, 1998, and the related accumulated amortization of $5.8 million and $5.6 million at June 30, 1999 and June 24, 1998, respectively, are included in property and equipment.

(b) Operating Leases

The Company leases restaurant facilities, office space, and certain equipment under operating leases having terms expiring at various dates through fiscal 2022. The restaurant leases have renewal clauses of 1 to 30 years at the option of the Company and have provisions for contingent rent based upon a percentage of gross sales, as defined in the leases. Rent expense for fiscal 1999, 1998, and 1997 was $70.0 million, $54.8 million, and $40.3 million, respectively. Contingent rent included in rent expense for fiscal 1999, 1998, and 1997 was $5.5 million, $4.9 million, and $3.1 million, respectively.

In July 1993, the Company entered into operating lease agreements with unaffiliated groups to lease certain restaurant sites. During fiscal 1995 and 1994, the Company utilized the entire commitment of approximately $30 million for the development of restaurants leased by the Company. Since inception of the commitment, the Company has retired several properties in the commitment which thereby reduced the outstanding balance. At the expiration of the lease in fiscal 2001, the Company has, at its option, the ability to purchase all of the properties or to guarantee the residual value related to the remaining properties, which is currently approximately $20.9 million. Based on the analysis of the operations of these properties, the Company believes the properties support the guaranteed residual value.

In July 1997, the Company entered into an equipment leasing facility pursuant to which the Company could lease up to $55.0 million of equipment. As of June 30, 1999, $47.5 million of the leasing facility has been utilized, including a net funding of $23.1 million in fiscal 1999. The Company does not intend to further utilize this facility. The facility, which is accounted for as an operating lease, expires in fiscal 2003 and does not provide for a renewal. At the end of the lease term, the Company has the option to purchase all of the leased equipment for an amount equal to the unamortized lease balance, which amount will be no more than 75% of the total amount funded through the facility. The Company believes that the future cash flows related to the equipment support the unamortized lease balance.

In November 1997, the Company executed a $124.0 million sale and leaseback of certain real estate assets. The $8.7 million gain resulting from the sale, along with certain transaction costs, was deferred and is being amortized over the remaining term of the operating lease. The net proceeds from the sale were used to retire $115.0 million of the Company's credit facilities.

(c) Commitments

At June 30, 1999, future minimum lease payments on capital and operating leases were as follows (in thousands):

Fiscal                                         Capital     Operating
Year                                            Leases     Leases
2000                                            $  584     $ 64,690
2001                                               566       62,919
2002                                               566       60,222
2003                                               566       57,357
2004                                               461       52,487
Thereafter                                         117      347,108
  Total minimum lease payments                   2,860     $644,783
  Imputed interest (average rate of 11.5%)         767
  Present value of minimum lease payments        2,093
  Less current installments                        335
  Capital lease obligations - noncurrent        $1,758

At June 30, 1999, the Company had entered into other lease agreements for restaurant facilities currently under construction or yet to be constructed. In addition to base rent, the leases also contain provisions for additional contingent rent based upon gross sales, as defined in the leases. Classification of these leases as capital or operating has not been determined as construction of the leased properties has not been completed.

7.  STOCK OPTION PLANS

(a) 1983, 1992, and 1998 Employee Incentive Stock Option Plans

In accordance with the Incentive Stock Option Plans adopted in October 1983, November 1992, and October 1998, options to purchase approximately
26.8 million shares of Company common stock may be granted to officers, directors, and eligible employees, as defined. Options are granted at market value on the date of grant, are exercisable beginning one to two years from the date of grant, with various vesting periods, and expire ten years from the date of grant.

In October 1993, the 1983 Incentive Stock Option Plan expired. Consequently, no options were granted under that Plan subsequent to fiscal 1993. Options granted prior to the expiration of this Plan remain exercisable through April 2003.

Transactions during fiscal 1999, 1998, and 1997 were as follows (in thousands, except option prices):


                                 Number of         Weighted Average Share
                              Company Options          Exercise Price
                            1999   1998   1997      1999   1998    1997
Options outstanding at
 beginning of year          9,742  9,458  9,049    $14.43 $14.13  $14.52
Granted                     1,942  1,661  1,842     26.65  14.07   11.79
Exercised                  (2,002)(1,068)  (383)    13.01  10.76    6.83
Forfeited                    (821)  (309)(1,050)    16.03  16.03   16.03
Options outstanding at
 end of year                8,861  9,742  9,458    $17.37 $14.43  $14.13

Options exercisable at
  end of year               4,232  5,556  4,735    $15.97 $15.60  $14.61


                     Options Outstanding              Options Exercisable
                           Weighted
                            average    Weighted                   Weighted
  Range of                 remaining    average                   average
  exercise     Number of  contractual  exercise       Number of   exercise
   prices       options  life (years)    price        options      price

$ 6.05-$11.22     1,575        6.02      $10.60         941       $10.25
$12.00-$15.50     2,990        6.78       13.67         964        13.46
$16.00-$20.44     2,356        4.76       18.85       2,220        18.97
$26.75-$28.00     1,940        9.29       26.76         107        26.83
                  8,861        6.66      $17.37       4,232       $15.97

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

In November 1989, the Non-Qualified Stock Option Plan was terminated. Consequently, no options were granted subsequent to fiscal 1990 and all options were either exercised or forfeited in fiscal 1999.

Transactions during fiscal 1999, 1998, and 1997 were as follows (in thousands, except option prices):

                                 Number of         Weighted Average Share
                              Company Options          Exercise Price
                            1999   1998   1997      1999   1998    1997
Options outstanding at
 beginning of year           110    481    544     $ 4.13 $ 3.75  $ 3.66
Exercised                    (95)  (371)   (61)      3.94   3.02    2.95
Forfeited                    (15)    -      (2)      5.30     -     2.45
Options outstanding and
 exercisable at end of year   -     110    481     $   -   $ 4.13 $ 3.75


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

Transactions during fiscal 1999, 1998, and 1997 were as follows (in thousands, except option prices):

                                 Number of         Weighted Average Share
                              Company Options          Exercise Price
                            1999    1998   1997     1999   1998    1997
Options outstanding at
 beginning of year            230    201    202    $16.51 $16.10  $16.21
Granted                       183     52      3     16.97  16.40   16.88
Exercised                     (46)   (23)     -     15.09  12.60      -
Forfeited                     (20)     -     (4)    13.08     -    23.61
Options outstanding at
 end of year                  347    230    201    $17.13 $16.51  $16.10

Options exercisable at
 end of year                  191    174    155    $15.47 $16.52  $15.25

At June 30, 1999, the range of exercise prices for options outstanding was $11.22 to $25.44 with a weighted average remaining contractual life of 6.59 years.

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

Transactions during fiscal 1999, 1998, and 1997 were as follows (in thousands, except option prices):

                                 Number of         Weighted Average Share
                              Company Options          Exercise Price
                            1999   1998   1997      1999   1998    1997
Options outstanding at
 beginning of year            35     36     63     $19.39 $19.38  $19.03
Exercised                     (1)    (1)    (5)     18.24  18.24   17.99
Forfeited                     (7)     -    (22)     18.33     -    18.68
Options outstanding and
 exercisable at end of year   27     35     36     $19.71 $19.39  $19.38

At June 30, 1999, the range of exercise prices for options outstanding and exercisable was $18.24 to $19.76 with a weighted average remaining contractual life of 4.13 years.

The Company has adopted the disclosure-only provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized for Company stock option plans. Pursuant to the employee compensation provisions of SFAS No. 123, the Company's net income per common and equivalent share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):



                                                1999      1998       1997

Net income - as reported                    $  78,835  $  69,075    $  60,505
Net  income  - pro forma                    $  68,910  $  62,745    $  56,943
Diluted net income per share - as reported  $    1.16  $    1.02    $    0.81
Diluted net income per share - pro forma    $    1.01  $    0.93    $    0.76

The fair value of each option grant is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:


                                       1999       1998       1997

Expected volatility                    37.2%      41.5%      39.7%
Risk-free interest rate                 4.6%       5.8%       6.2%
Expected lives                         5 years   5 years    5 years
Dividend yield                          0.0%       0.0%       0.0%

Pro  forma  net  income reflects only options granted  since  fiscal  1996.
Therefore, the full impact of calculating compensation cost for stock options is not reflected in the pro forma amounts presented above because compensation cost is reflected over the options' vesting period and compensation cost for options granted prior to fiscal 1996 is not considered. In addition, the pro forma disclosures provided are not likely to be representative of the effects on reported net income for future years due to future grants and the vesting requirements of the Company's stock option plans.

8.  STOCKHOLDER PROTECTION RIGHTS PLAN

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

9.  SAVINGS PLANS

The Company sponsors a qualified defined contribution retirement plan ("Plan I") covering salaried employees who have completed one year of service and have attained the age of twenty-one. Plan I allows eligible employees to defer receipt of up to 20% of their compensation and 100% of their eligible bonuses, as defined in the Plan, and contribute such amounts to various investment funds. The Company matches 25% of the first 5% an employee contributes. Employee contributions vest immediately while Company contributions vest 25% annually beginning in the participants' second year of eligibility since plan inception. In fiscal 1999, 1998, and 1997, the Company contributed approximately $688,000, $600,000, and $432,000, respectively.

The Company sponsors a non-qualified defined contribution retirement plan ("Plan II") covering highly compensated employees, as defined in the plan. Plan II allows eligible employees to defer receipt of up to 20% of their base compensation and 100% of their eligible bonuses, as defined in the plan. The Company matches 25% of the first 5% a non-officer contributes while officers' contributions are matched at the same rate with cash. Employee contributions vest immediately while Company contributions vest 25% annually beginning in the participants' second year of employment since plan inception. In fiscal 1999, 1998, and 1997, the Company contributed approximately $381,000, $298,000, and $215,000, respectively. At the inception of Plan II, the Company established a Rabbi Trust to fund Plan II obligations. The market value of the trust assets is included in other assets and the liability to Plan II participants is included in other liabilities.

10.  RELATED PARTY TRANSACTION

The Company has secured notes receivable from Eatzi's Corporation ("Eatzi's") with a carrying value of approximately $23.9 million at June 30, 1999 and $2.2 million at June 24, 1998. Approximately $6 million of the notes receivable is convertible into nonvoting Series A Preferred Stock of Eatzi's at the option of the Company and matures on December 28, 2006. The remaining notes receivable matures on September 28, 2005.

Interest on the convertible notes receivable is 10.5% per year with payments due beginning June 28, 2000 and continuing on a quarterly basis until the principal balance and all accrued and unpaid interest have been paid in full. Interest on the remaining notes receivable balance is 10.0% per year with payments due beginning September 28, 2000 and continuing on a quarterly basis until the principal balance and all accrued and unpaid interest have been paid in full. Interest income earned on these notes and recorded in other, net during both fiscal 1999 and fiscal 1998 was
$900,000. The notes receivable are included in other assets in the accompanying consolidated balance sheets. In addition, the Company sold a portion of its equity interest in Eatzi's effective June 30, 1999.

11.  CONTINGENCIES

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


12.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes the unaudited consolidated quarterly results of operations for fiscal 1999 and 1998(in thousands, except per share amounts):

                                           Fiscal Year 1999
                                            Quarters Ended
                              Sept.  23(a)     Dec. 23(a)   March  24(a)   June 30
Revenues                      $432,101         $443,975     $459,192       $535,286
Income Before Provision for
 Income Taxes and Cumulative
 Effect of Accounting Change    30,658           26,963       31,447         41,471
Income Before Cumulative
 Effect of Accounting Change    20,020           17,607       20,535         27,080
Net Income                      13,613           17,607       20,535         27,080
Basic Net Income Per Share:
 Income Before Accounting Change  0.30             0.27         0.31           0.41
 Net Income                       0.21             0.27         0.31           0.41
Diluted Net Income Per Share:
 Income Before Accounting Change  0.30             0.26         0.30           0.40
 Net Income                       0.20             0.26         0.30           0.40
Basic Weighted Average
 Shares Outstanding             65,774           65,608       66,316         66,003
Diluted Weighted Average
 Shares Outstanding             67,596           67,781       68,852         68,267

(a)  As Restated (see note 1g)



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