Form 10-K, Exhibit 13
period 2000-06-28
BRINKER INTERNATIONAL INC
filed 2000-09-22
CIK 703351

EXHIBIT 13


                          SELECTED FINANCIAL DATA
       (In thousands, except per share amounts and number of restaurants)

                                                         Fiscal Years

                                   2000               1999(a)             1998          1997           1996
Income Statement Data:
Revenues                       $2,159,837          $1,870,554          $1,574,414    $1,335,337     $1,162,951

Operating Costs and Expenses:
 Cost of Sales                    575,570             507,103             426,558       374,525        330,375
 Restaurant Expenses            1,197,828           1,036,573             866,143       720,769        620,441
 Depreciation and Amortization     90,647              82,385              86,376        78,754         64,611
 General and Administrative       100,123              90,311              77,407        64,404         54,271
 Restructuring Charge                  -                   -                   -             -          50,000

   Total Operating Costs and
     Expenses                   1,964,168           1,716,372           1,456,484     1,238,452      1,119,698

Operating Income                  195,669             154,182             117,930        96,885         43,253

Interest Expense                   10,746               9,241              11,025         9,453          4,579
Gain on Sales of Concepts              -                   -                  -              -          (9,262)
Other, Net                          3,381              14,402               1,447        (3,553)        (4,201)

Income Before Provision for
 Income Taxes and Cumulative
 Effect of Accounting Change      181,542             130,539             105,458        90,985         52,137
Provision for Income Taxes         63,702              45,297              36,383        30,480         17,756

Income Before Cumulative Effect
 of Accounting Change             117,840              85,242              69,075        60,505         34,381

Cumulative Effect of
 Accounting Change                     -                6,407                  -             -              -

  Net Income                   $  117,840          $   78,835          $   69,075    $   60,505     $   34,381

Basic Earnings Per Share:

 Income Before Cumulative
 Effect of Accounting Change   $     1.80          $     1.30          $     1.05    $     0.82     $     0.45
 Cumulative Effect of
  Accounting Change                    -                 0.10                  -             -              -

 Basic Net Income Per Share    $     1.80          $     1.20          $     1.05    $     0.82     $     0.45

Diluted Earnings Per Share:

 Income Before Cumulative
 Effect of Accounting Change   $     1.75          $     1.25          $     1.02    $     0.81     $     0.44
 Cumulative Effect of
  Accounting Change                    -                 0.09                  -             -              -

 Diluted Net Income Per Share  $     1.75          $     1.16          $     1.02    $     0.81     $     0.44

Basic Weighted Average
 Shares Outstanding                65,631              65,926              65,766        73,682         76,015

Diluted Weighted Average
 Shares Outstanding                67,410              68,123              67,450        74,800         77,905

Balance Sheet Data
(End of Period):
Working Capital Deficit        $ (127,377)         $  (86,969)         $  (92,898)                  $  (36,699)         $  (35,035)
Total Assets                    1,162,328           1,085,644             968,848       996,943        888,834
Long-term Obligations             169,120             234,086             197,577       324,066        157,274
Shareholders' Equity              762,208             661,439             593,739       523,744        608,170

Number of Restaurants
Open (End of Period):
Company-Operated                      774                 707                 624           556            468
Franchised/Joint Venture              264                 226                 182           157            147
  Total                             1,038                 933                 806           713            615


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

The Company has a 52/53 week fiscal year ending on the last Wednesday in June. Fiscal years 2000 and 1998, which ended on June 28, 2000 and June 24, 1998, respectively, each contained 52 weeks, while fiscal year 1999, which ended on June 30, 1999, contained 53 weeks.

The Company elected early adoption of the American Institute of CPA's ("AICPA") Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-Up Activities," during fiscal 1999. This accounting standard requires most entities to expense all start-up and preopening costs as incurred. The Company previously deferred such costs and amortized them over the twelve-month period following the opening of each restaurant. Prior to fiscal 1999, amortization of deferred preopening costs was included within depreciation and amortization expense on the consolidated statements of income. Effective with fiscal 1999, preopening costs are included in restaurant expenses on the consolidated statements of income.

RESULTS OF OPERATIONS FOR FISCAL YEARS 2000, 1999, AND 1998

The following table sets forth expenses as a percentage of total revenues for the periods indicated for revenue and expense items included in the consolidated statements of income:


                                       Percentage of Total Revenues
                                                Fiscal Years
                                       2000      1999      1998
Revenues                              100.0%    100.0%    100.0%

Operating Costs and Expenses:
 Cost of Sales                         26.6%     27.1%     27.1%
 Restaurant Expenses                   55.5%     55.4%     55.0%
 Depreciation and Amortization          4.2%      4.4%      5.5%
 General and Administrative             4.6%      4.8%      4.9%

   Total Operating Costs and Expenses  90.9%     91.7%     92.5%

Operating Income                        9.1%      8.3%      7.5%

Interest Expense                        0.5%      0.5%      0.7%
Other, Net                              0.2%      0.8%      0.1%

Income Before Provision for Income
 Taxes and Cumulative Effect of
 Accounting Change                      8.4%      7.0%      6.7%
Provision for Income Taxes              2.9%      2.4%      2.3%

Income Before Cumulative Effect
  of Accounting Change                  5.5%      4.6%      4.4%

Cumulative Effect of Accounting Change    -       0.4%        -

     Net Income                         5.5%      4.2%      4.4%



REVENUES

Revenue growth of 15.5% and 18.8% in fiscal 2000 and 1999, respectively, is attributable primarily to the increases in sales weeks driven by new unit expansion and in comparable store sales. Revenues for fiscal 2000 increased due to a 9.5% increase in sales weeks (a 12.2% increase in sales weeks on a comparable 52-week basis) and a 6.3% increase in comparable store sales on a 52-week basis. Revenues for fiscal 1999 increased due to a 14.9% increase in sales weeks (2.3% of such increase is attributable to the additional sales week during fiscal 1999) and a 4.2% increase in comparable store sales. Menu price increases were less than 1.5% in both fiscal 2000 and 1999.

COSTS AND EXPENSES (as a Percent of Revenues)

Cost of sales decreased for fiscal 2000 due to menu price increases and favorable commodity price variances for poultry, dairy and cheese, and produce, which were partially offset by unfavorable commodity price variances for beef and product mix changes to menu items with higher percentage food costs. Cost of sales remained flat in fiscal 1999 compared to fiscal 1998 due to menu price increases and product mix changes to menu items with lower percentage food costs, which were offset by unfavorable commodity price variances.

Restaurant expenses increased in fiscal 2000 due primarily to increases in labor. Restaurant labor wage rates and monthly performance bonuses were higher than in the prior year, but were partially offset by increased sales leverage, improvements in labor productivity, menu price increases, and a decrease in preopening costs. Restaurant expenses increased in fiscal 1999 due to the adoption of SOP 98-5 and the resulting expensing of preopening costs as incurred. During fiscal 1998 and prior years, preopening costs were deferred and amortized over the twelve-month period following the opening of each restaurant. Also contributing to the increase in restaurant expenses was additional rent expense incurred due to the sale-leaseback transactions which occurred in fiscal 1998 and the continued utilization of the equipment leasing facility. These increases were partially offset by leverage related to increased sales in fiscal 1999.

Depreciation and amortization decreased in both fiscal 2000 and fiscal 1999. The fiscal 2000 decrease is due primarily to utilization of equipment leasing facilities, increased sales leverage and a declining depreciable asset base for older units. In addition, fiscal 1999 included an impairment charge for reacquired franchise rights due to a change in development plans in the related franchise area. Partially offsetting these decreases were increases in depreciation and amortization related to new unit construction and ongoing remodel costs. The fiscal 1999 decrease is due primarily to the elimination of preopening cost amortization resulting from the adoption of SOP 98-5 and a declining depreciable asset base for older units. Partially offsetting these decreases are increases in depreciation and amortization related to new unit construction and ongoing remodel costs.

General and administrative expenses decreased in fiscal 2000 as compared to the prior fiscal year as a result of the Company's continued focus on controlling corporate expenditures relative to increasing revenues and the number of restaurants.

Interest expense remained flat for fiscal 2000 compared to fiscal 1999. Interest expense increased as a result of increased borrowings on the Company's credit facilities primarily used to fund the Company's continuing stock repurchase plan. This increase was fully offset by increased sales leverage as well as a decrease in interest expense on senior notes due to the scheduled repayments made in April 1999 and 2000. Interest expense decreased in fiscal 1999 as compared to fiscal 1998 due to a favorable interest rate environment compared with fiscal 1998 and an increase in the construction-in-progress balances subject to interest capitalization.

Other, net decreased in fiscal 2000 as compared to fiscal 1999 as a result of reduced equity losses related to the Company's share in equity method investees.

The Company's share of net losses in its equity method investees in fiscal 1999 includes a charge of approximately $5.1 million related to the decisions made by Eatzi's Corporation ("Eatzi's") to abandon development of two restaurant sites and to dispose of a restaurant that did not meet the financial return expectations of Eatzi's. These decisions were made in conjunction with a strategic plan which included slowing development, refining the prototype, and defining profitable growth opportunities. The types of costs recorded primarily included site specific costs and costs to exit lease obligations. Effective June 30, 1999, the Company sold a portion of its equity interest in Eatzi's to its partner. In addition, the Company's share of net losses in its equity method investees in fiscal 1999 included a charge of approximately $2.5 million related to the impairment of long-lived assets recorded by one of its investees.

INCOME TAXES

The Company's effective income tax rate was 35.1%, 34.7%, and 34.5%, in fiscal 2000, 1999, and 1998, respectively. The increases in fiscal 2000 and 1999 are primarily a result of an increase in the rate effect of state income taxes due to increased profitability.

CUMULATIVE EFFECT OF ACCOUNTING CHANGE

The cumulative effect of accounting change is the result of the Company's early adoption of SOP 98-5 retroactive to the first quarter of fiscal 1999 as discussed previously in the "General" section. The cumulative effect of this accounting change, net of income tax benefit, was $6.4 million or $0.09 per diluted share in fiscal 1999. This new accounting standard accelerated the Company's recognition of preopening costs, but has benefited the post-opening results of new restaurants.

NET INCOME AND NET INCOME PER SHARE

Fiscal 2000 net income and diluted net income per share increased 49.5% and 50.9%, respectively, compared to fiscal 1999. Excluding the effects of the adoption of SOP 98-5 in fiscal 1999, fiscal 2000 net income increased 38.2% from $85.2 million to $117.8 million and diluted net income per share increased 40.0% from $1.25 to $1.75. The increase in both net income and diluted net income per share, before consideration of the adoption of SOP 98-5, was mainly due to an increase in comparable store sales, sales weeks (partially offset by an additional week in fiscal 1999) and menu prices, and decreases in cost of sales and other, net.

Excluding the effects of the adoption of SOP 98-5, fiscal 1999 net income and diluted net income per share increased 23.4% and 22.5%, respectively, compared to fiscal 1998. The increase in both net income and diluted net income per share was due to an increase in average weekly sales, sales weeks (including an additional week in fiscal 1999) and menu prices, and a decrease in depreciation and amortization expenses. The factors contributing to the increase in net income and diluted net income per share were partially offset by increases in the Company's share of losses in equity method investees.

IMPACT OF INFLATION

The Company has not experienced a significant overall impact from inflation. As operating expenses increase, the Company, to the extent permitted by competition, recovers increased costs by either increasing menu prices or reviewing, then implementing, alternative products or processes.

LIQUIDITY AND CAPITAL RESOURCES

The working capital deficit increased from $87.0 million at June 30, 1999 to $127.4 million at June 28, 2000, and net cash provided by operating activities increased to $269.0 million for fiscal 2000 from $193.2 million for fiscal 1999 due to increased profitability and the timing of operational receipts and payments.

Long-term debt outstanding at June 28, 2000 consisted of $57.1 million of unsecured senior notes, $51.8 million of borrowings on credit facilities and obligations under capital leases. The Company has credit facilities totaling $335.0 million. At June 28, 2000, the Company had $281.3 million in available funds from credit facilities.

During fiscal 2000, the Company entered into a $25.0 million equipment leasing facility. As of June 28, 2000, $16.2 million of the facility had been utilized. The remaining equipment leasing facility can be used to lease equipment through the first quarter of fiscal year 2001. In addition, the Company entered into a $50.0 million real estate leasing facility in fiscal 2000. As of June 28, 2000, $9.4 million of the facility had been utilized. The remaining real estate leasing facility will be used to lease real estate through fiscal year 2002.

Capital expenditures consist of purchases of land for future restaurant sites, new restaurants under construction, purchases of new and replacement restaurant furniture and equipment, and ongoing remodeling programs. Capital expenditures, net of amounts funded under the respective equipment and real estate leasing facilities, were $165.4 million for fiscal 2000 compared to $181.1 million for fiscal 1999. The decrease is due primarily to a decrease in the number of store openings, partially offset by a reduction in the amount of new restaurant expenditures funded by leasing facilities. The Company estimates that its fiscal 2001 capital expenditures, net of amounts expected to be funded under leasing facilities, will approximate $200 million. These capital expenditures will be funded entirely from existing operations.

During fiscal 2000, the Company's Board of Directors authorized an increase in the stock repurchase plan initially adopted in fiscal 1998 by an additional $125.0 million to a total of $210.0 million. Pursuant to the plan, the Company repurchased approximately 2,445,000 shares of its common stock for approximately $60.7 million during fiscal 2000 in accordance with applicable securities regulations. Currently, approximately 5,425,000 shares have been repurchased for approximately $125.9 million under the plan. The repurchased common stock was or will be used by the Company to increase shareholder value, offset the dilutive effect of stock option exercises, satisfy obligations under its savings plans, and for other corporate purposes. The repurchased common stock is reflected as a reduction of shareholders' equity. The Company financed the repurchase program through a combination of cash provided by operations and drawdowns on its available credit facilities.

The Company is not aware of any other event or trend which would potentially affect its liquidity. In the event such a trend develops, the Company believes that there are sufficient funds available from its credit facilities and from strong internal cash generating capabilities to adequately manage the expansion of the business.


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

The Company's net exposure to interest rate risk consists of floating rate instruments that are benchmarked to U.S. and European short-term interest rates. The Company may from time to time utilize interest rate swaps and forwards to manage overall borrowing costs and reduce exposure to adverse fluctuations in interest rates. The Company does not use derivative instruments for trading purposes, and the Company has procedures in place to monitor and control derivative use.

The Company is exposed to interest rate risk on short-term and long-term financial instruments carrying variable interest rates. The Company's variable rate financial instruments, including the outstanding credit facilities and interest rate swap, totaled $73.2 million at June 28, 2000. The impact on the Company's results of operations of a one-point interest rate change on the outstanding balance of the variable rate financial instruments as of June 28, 2000 would be immaterial.

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

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," subsequently amended in June 1999 by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," which delays the effective date of SFAS No. 133 until the Company's first quarter financial statements in fiscal 2001. SFAS No. 133 will require the Company to recognize all derivatives on the balance sheet at fair value. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged item through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Hedging Activities (an amendment of SFAS No. 133)," which amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities. The Company adopted SFAS No. 133 and SFAS No. 138 effective June 29, 2000, and the adoption did not have a material effect on the Company's results of operations or financial position.

In March 2000, the FASB issued Interpretation No. 44 ("FIN No. 44"), "Accounting for Certain Transactions involving Stock Compensation: An Interpretation of APB Opinion No. 25." Among other issues, FIN No. 44 clarifies the application of Accounting Principles Board Opinion No. 25 ("APB No. 25") regarding (a) the definition of an employee for purposes of applying APB No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. The provisions of FIN No. 44 affecting the Company are to be applied on a prospective basis effective July 1, 2000. The adoption did not have a material effect on the Company's results of operations or financial position.

MANAGEMENT OUTLOOK

During fiscal 2000, the Company experienced a record-breaking year by successfully executing well-defined strategies in a very favorable macro environment for the industry. The results were achieved by disciplined capacity growth, diligent fiscal responsibility, unwavering guest satisfaction and a passionate culinary culture that keeps the Company's concept menus on the leading edge.

During fiscal 2001, the Company will continue to emphasize many of the initiatives that propelled it to new heights in fiscal 2000. Positive lifestyle, demographic, and demand trends in a strong economic environment coupled with ongoing efforts across all brands to enhance guest experience reaffirm the Company's belief in its ability to continue to deliver the best combination of operating and financial performance to enhance shareholder value.

FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking regarding future economic performance, restaurant openings, operating margins, the availability of acceptable real estate locations for new restaurants, the sufficiency of cash balances and cash generated from operating and financing activities for future liquidity and capital resource needs, and other matters. These forward-looking statements involve risks and uncertainties and, consequently, could be affected by general business conditions, the impact of competition, the seasonality of the Company's business, governmental regulations, inflation, changes in economic conditions, consumer perceptions of food safety, changes in consumer tastes, governmental monetary policies, changes in demographic trends, identification and availability of suitable and economically viable locations for new restaurants, food and labor costs, availability of materials and employees, or weather and other acts of God.




                      BRINKER INTERNATIONAL, INC.
                      Consolidated Balance Sheets
                            (In thousands)


                                                  2000       1999
ASSETS

Current Assets:
 Cash and Cash Equivalents                     $   12,343 $   12,597
 Accounts Receivable                               20,378     21,390
 Inventories                                       16,448     15,050
 Prepaid Expenses                                  50,327     46,431
 Deferred Income Taxes (Note 3)                     2,127      5,585
 Other                                              2,000      2,097
  Total Current Assets                            103,623    103,150

Property and Equipment, at Cost (Note 5):
 Land                                             178,025    169,368
 Buildings and Leasehold Improvements             739,795    650,000
 Furniture and Equipment                          396,089    351,729
 Construction-in-Progress                          57,167     46,186
                                                1,371,076  1,217,283
 Less Accumulated Depreciation and Amortization   482,944    403,907
  Net Property and Equipment                      888,132    813,376

Other Assets:
 Goodwill, Net                                     71,561     74,190
 Other (Note 9)                                    99,012     94,928
  Total Other Assets                              170,573    169,118
  Total Assets                                 $1,162,328 $1,085,644


                                                          (continued)
                      BRINKER INTERNATIONAL, INC.
                      Consolidated Balance Sheets
           (In thousands, except share and per share amounts)


LIABILITIES AND SHAREHOLDERS' EQUITY                  2000       1999

Current Liabilities:
 Current Installments of Long-term Debt
 (Notes 4 and 5)                                  $   14,635   $   14,635
 Accounts Payable                                    104,461       74,100
 Accrued Liabilities (Note 2)                        111,904      101,384
   Total Current Liabilities                         231,000      190,119

Long-term Debt, Less Current Installments
 (Notes 4 and 5)                                     110,323      183,158
Deferred Income Taxes (Note 3)                         7,667        9,140
Other Liabilities                                     51,130       41,788
Commitments and Contingencies (Notes 5 and 10)

Shareholders' Equity (Notes 6 and 7):
 Preferred Stock - 1,000,000 Authorized Shares;
  $1.00 Par Value; No Shares Issued                       -            -
 Common Stock - 250,000,000 Authorized Shares;
  $.10 Par Value; 78,362,441 Shares Issued
  and 65,866,529 Shares Outstanding at
  June 28, 2000, and 78,150,054 Shares Issued
  and 65,899,445 Shares Outstanding at
  June 30, 1999                                       7,836        7,815
 Additional Paid-In Capital                         298,172       285,448
 Retained Earnings                                  660,758       542,918
                                                    966,766       836,181
 Less:
 Treasury Stock, at Cost (12,495,912 shares at
  June 28, 2000 and 12,250,609 shares at
  June 30, 1999)                                    201,531       174,742
 Unearned Compensation                                3,027            -
  Total Shareholders' Equity                        762,208       661,439
  Total Liabilities and Shareholders' Equity     $1,162,328    $1,085,644


See accompanying notes to consolidated financial statements.



                      BRINKER INTERNATIONAL, INC.
                    Consolidated Statements of Income
                (In thousands, except per share amounts)


                                                   Fiscal Years
                                         2000        1999         1998

Revenues                              $2,159,837  $1,870,554   $1,574,414

Operating Costs and Expenses:
 Cost of Sales                           575,570     507,103      426,558
 Restaurant Expenses (Note 5)          1,197,828   1,036,573      866,143
 Depreciation and Amortization            90,647      82,385       86,376
 General and Administrative              100,123      90,311       77,407

  Total Operating Costs and Expenses   1,964,168   1,716,372    1,456,484

Operating Income                         195,669     154,182      117,930

Interest Expense                          10,746       9,241       11,025
Other, Net                                 3,381      14,402        1,447

Income Before Provision for
 Income Taxes and Cumulative Effect
 of Accounting Change                    181,542     130,539      105,458

Provision for Income Taxes (Note 3)       63,702      45,297       36,383

Income Before Cumulative
 Effect of Accounting Change             117,840      85,242       69,075

Cumulative Effect of
 Accounting Change (net of Income
  Tax Benefit of $3,404)                      -        6,407           -

   Net Income                         $  117,840  $   78,835   $   69,075

Basic Earnings Per Share:

 Income Before Cumulative Effect
  of Accounting Change                $     1.80  $     1.30   $     1.05
 Cumulative Effect of
  Accounting Change                           -         0.10           -

  Basic Net Income Per Share          $     1.80  $     1.20   $     1.05

Diluted Earnings Per Share:

 Income Before Cumulative Effect
  of Accounting Change                $     1.75  $     1.25   $     1.02
 Cumulative Effect of
  Accounting Change                           -         0.09           -

  Diluted Net Income Per Share        $     1.75  $     1.16   $     1.02

Basic Weighted Average
 Shares Outstanding                       65,631      65,926       65,766

Diluted Weighted Average
 Shares Outstanding                       67,410      68,123       67,450

See accompanying notes to consolidated financial statements.



                       BRINKER INTERNATIONAL, INC.
             Consolidated Statements of Shareholders' Equity
                             (In thousands)

                                 Additional
                               Common Stock     Paid-In      Retained   Treasury     Unearned
                            Shares    Amount    Capital      Earnings    Stock      Compensation    Total
Balances at June 25, 1997   65,234    $7,771   $ 271,196     $395,008    $(150,231)  $        -    $523,744

Net Income                      -         -           -        69,075           -             -      69,075

Purchases of Treasury
 Stock                        (809)       -           -            -       (17,077)           -     (17,077)

Issuances of Common Stock    1,501        44         614           -        12,769            -      13,427

Tax Benefit from Stock
 Options Exercised              -         -        4,570           -            -             -       4,570

Balances at June 24, 1998   65,926     7,815     276,380      464,083     (154,539)           -     593,739

Net Income                      -         -           -        78,835           -             -      78,835

Purchases of Treasury Stock (2,171)       -           -            -       (48,125)           -     (48,125)

Issuances of Common Stock    2,144        -         (811)          -        27,922            -      27,111

Tax Benefit from Stock
 Options Exercised              -         -        9,879           -            -             -       9,879

Balances at June 30, 1999   65,899     7,815     285,448      542,918     (174,742)           -     661,439

Net Income                      -         -           -       117,840           -             -     117,840

Purchases of Treasury
 Stock                      (2,445)       -           -            -       (60,707)           -     (60,707)

Issuances of Common Stock    2,194        -       (3,187)          -        33,832            -      30,645

Tax Benefit from Stock
 Options Exercised              -         -       10,837           -            -             -      10,837

Long-term Incentive Plan      219         21       5,074           -            86        (3,027)     2,154

Balances at June 28, 2000  65,867     $7,836   $ 298,172     $660,758     $(201,531)   $  (3,027)  $762,208


See accompanying notes to consolidated financial statements.




                          BRINKER INTERNATIONAL, INC.
                    Consolidated Statements of Cash Flows
                                 (In thousands)


                                                             Fiscal Years
                                                   2000             1999          1998
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                      $ 117,840         $ 78,835     $ 69,075
Adjustments to Reconcile Net Income to Net Cash
 Provided by Operating Activities:
  Depreciation and Amortization                    90,647           82,385       86,376
   Amortization of Unearned Compensation            2,124              -            -
  Deferred Income Taxes                             1,985            1,955       (1,220)
  Cumulative Effect of Accounting Change              -              6,407          -
  Changes in Assets and Liabilities:
     Receivables                                    1,109           (1,886)        (829)
     Inventories                                   (1,398)          (1,276)        (743)
     Prepaid Expenses                                (371)          (9,855)      (6,212)
     Other Assets                                  (4,032)          14,458       (9,649)
     Accounts Payable                              41,198            8,102        3,808
     Accrued Liabilities                           10,520           14,348       14,377
     Other Liabilities                              9,372             (247)      12,352
     Net Cash Provided by Operating Activities    268,994          193,226      167,335

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for Property and Equipment              (165,397)        (181,088)    (155,246)
Payment for Purchases of Restaurants, Net             -                -         (2,700)
Net Proceeds from Sale-Leasebacks                     -                -        125,961
Proceeds from Sales of Marketable Securities          -                 51       23,962
Investments in Equity Method Investees               (954)          (4,484)     (35,500)
Net (Advances to) Repayments from Affiliates          -            (19,363)       5,942
Additions to Other Assets                             -                -         (6,850)
    Net Cash Used in Investing Activities        (166,351)        (204,884)     (44,431)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net (Payments) Borrowings on Credit Facilities    (58,200)          50,505     (132,980)
Payments of Long-term Debt                        (14,635)         (14,618)        (390)
Proceeds from Issuances of Common Stock            30,645           27,111       13,731
Purchases of Treasury Stock                       (60,707)         (48,125)     (17,077)
   Net Cash (Used in) Provided by Financing
      Activities                                 (102,897)          14,873     (136,716)

Net (Decrease) Increase in Cash and Cash
   Equivalents                                       (254)           3,215      (13,812)
Cash and Cash Equivalents at Beginning of Year     12,597            9,382       23,194
Cash and Cash Equivalents at End of Year        $  12,343         $ 12,597     $  9,382

CASH PAID DURING THE YEAR:
Interest, Net of Amounts Capitalized            $  10,192         $  9,531     $ 11,479
Income Taxes, Net of Refunds                    $  36,646         $ 39,618     $ 31,807

NON-CASH TRANSACTIONS DURING THE YEAR:
Tax Benefit from Stock Options Exercised        $  10,837         $  9,879     $  4,570
Restricted Common Stock Issued                  $   5,181         $    -       $    -

See accompanying notes to consolidated financial statements.






                            BRINKER INTERNATIONAL, INC.
                    Notes to Consolidated Financial Statements



1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The consolidated financial statements include the accounts of Brinker International, Inc. and its wholly-owned subsidiaries ("Company"). All intercompany accounts and transactions have been eliminated in consolidation. The Company owns and operates, or franchises, various restaurant concepts principally located in the United States. Investments in unconsolidated affiliates in which the Company exercises significant influence, but does not control, are accounted for by the equity method, and the Company's share of the net income or loss is included in other, net in the consolidated statements of income.

The Company has a 52/53 week fiscal year ending on the last Wednesday in June. Fiscal years 2000 and 1998, which ended on June 28, 2000 and June 24, 1998, respectively, each contained 52 weeks, while fiscal year 1999, which ended on June 30, 1999, contained 53 weeks.

Certain  prior  year  amounts  in the accompanying  consolidated  financial
statements   have   been   reclassified  to  conform   with   fiscal   2000
classifications.

(b) Financial Instruments

The Company's policy is to invest cash in excess of operating requirements in income-producing investments. Income producing investments with maturities of three months or less at the time of investment are reflected as cash equivalents. Cash equivalents of $114,000 and $2.6 million at June 28, 2000 and June 30, 1999, respectively, consist primarily of money market funds and commercial paper.

The Company's financial instruments at June 28, 2000 and June 30, 1999 consist of cash equivalents, accounts receivable, notes receivable, and long-term debt. The fair value of these financial instruments approximates the carrying amounts reported in the consolidated balance sheets. The following methods were used in estimating the fair value of each class of financial instrument: cash equivalents and accounts receivable approximate their carrying amounts due to the short duration of those items; notes receivable are based on the present value of expected future cash flows discounted at the interest rate currently offered by the Company which approximates rates currently being offered by local lending institutions for loans of similar terms to companies with comparable credit risk; and long-term debt is based on the amount of future cash flows discounted using the Company's expected borrowing rate for debt of comparable risk and maturity.

The  Company's  policy  prohibits the use  of  derivative  instruments  for trading purposes and the Company has procedures in place to monitor and control their use. The Company's use of derivative instruments is currently limited to interest rate hedges which are entered into with the intent of managing overall borrowing costs. Amounts receivable or payable under interest swap agreements are recorded as adjustments to interest expense. Cash flows related to derivative transactions are included in operating activities. See Note 4 for additional discussion of debt related agreements.

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

(e) Capitalized Interest

Interest costs capitalized during the construction period of restaurants were approximately $3.2 million, $4.0 million, and $3.6 million during fiscal 2000, 1999, and 1998, respectively.

(f) Advertising

Advertising costs are expensed as incurred. Advertising costs were $80.7 million, $73.6 million, and $60.6 million in fiscal 2000, 1999, and 1998, respectively, and are included in restaurant expenses in the consolidated statements of income.

(g) Preopening Costs

The Company elected early adoption of Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-Up Activities," retroactive to the first quarter of fiscal 1999. This accounting standard requires the Company to expense all start-up and preopening costs as they are incurred. The Company previously deferred such costs and amortized them over the twelve-month period following the opening of each restaurant. The cumulative effect of this accounting change, net of income tax benefit, was $6.4 million ($0.09 per diluted share) in fiscal 1999. This new accounting standard accelerated the Company's recognition of preopening costs, but has benefited the post-opening results of new restaurants. Excluding the one-time cumulative effect, the adoption of the new accounting standard reduced the Company's reported results for fiscal 1999 by approximately $1.7 million ($0.03 per diluted share).

(h) Goodwill and Other Intangible Assets

Intangible assets include both goodwill and identifiable intangibles arising from the allocation of the purchase prices of assets acquired. Goodwill represents the residual purchase price after allocation to all other identifiable net assets of the businesses acquired. Other intangibles consist mainly of reacquired franchise rights, trademarks, and intellectual property. All intangible assets are stated at historical cost less accumulated amortization. Intangible assets are amortized on a straight-line basis over 30 to 40 years for goodwill and 15 to 25 years for other intangibles. The Company assesses the recoverability of intangible assets, including goodwill, by determining whether the asset balance can be recovered over its remaining life through undiscounted future operating cash flows of the acquired asset. The amount of impairment, if any, is measured based on projected discounted future operating cash flows.

During fiscal 1999, the Company recorded an impairment charge of approximately $3 million for reacquired franchise rights. The impairment charge, which is included in amortization expense, is the result of a change in development plans in the related franchise area. Management believes that no reduction of the estimated useful life is warranted. Accumulated amortization for goodwill was $10.9 million and $8.7 million as of June 28, 2000 and June 30, 1999, respectively. Accumulated amortization for other intangible assets was $5.9 million and $4.8 million as of June 28, 2000 and June 30, 1999, respectively.

(i)  Recoverability of Long-Lived Assets

The Company evaluates long-lived assets and certain identifiable intangibles held and used in the business for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment is determined by comparing estimated undiscounted future operating cash flows to the carrying amounts of assets. If an impairment exists, the amount of impairment is measured as the sum of the estimated discounted future operating cash flows of the asset and the expected proceeds upon sale of the asset less its carrying amount. Assets held for sale are reported at the lower of carrying amount or fair value less costs to sell. During fiscal 1999, the Company's share of net losses in equity method investees included charges of approximately $6.5 million related to impairment.

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

(k) Treasury Stock

During fiscal 1998, the Company's Board of Directors approved a plan to repurchase up to $50.0 million of the Company's common stock. During fiscal 1999 and fiscal 2000, the Company's Board of Directors authorized increases in the plan by an additional $35.0 million and $125.0 million, respectively. Pursuant to the plan, the Company repurchased approximately 2,445,000 shares of its common stock for approximately $60.7 million during fiscal 2000, approximately 2,171,000 shares of its common stock for approximately $48.1 million during fiscal 1999, and approximately 809,000 shares of its common stock for approximately $17.1 million during fiscal 1998 in accordance with applicable securities regulations. The repurchased common stock was or will be used by the Company to increase shareholder value, offset the dilutive effect of stock option exercises, satisfy obligations under its savings plans, and for other corporate purposes. The repurchased common stock is reflected as a reduction of shareholders' equity.

(l) Stock-Based Compensation

The Company uses the intrinsic value method for measuring employee stock-based compensation cost which measures compensation cost as the excess, if any, of the quoted market price of the Company's common stock at the grant date over the amount the employee must pay for the stock. The Company's policy is to grant stock options at the market value of the underlying stock at the date of grant. Proceeds from the exercise of common stock options issued to officers, directors, and key employees under the Company's stock option plans are credited to common stock to the extent of par value and to additional paid-in capital for the excess. Required pro forma disclosures of compensation expense determined under the fair value method of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," are presented in Note 6.

Pursuant to shareholder approval in November 1999, the Company implemented the Executive Long-Term Incentive Plan for certain key employees, one component of which is the award of restricted common stock. During fiscal 2000, approximately 219,000 shares of restricted common stock were awarded, the majority of which vests over a three-year period. Unearned compensation was recorded as a separate component of shareholders' equity at the date of the award based on the market value of the shares and is being amortized to compensation expense over the vesting period.

(m) Comprehensive Income

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income for fiscal 2000, 1999, and 1998 is equal to net income as reported.

(n) Net Income Per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. For the calculation of diluted net income per share, the basic weighted average number of shares is increased by the dilutive effect of stock options determined using the treasury stock method. The Company has no other potentially dilutive securities.

(o) Segment Reporting

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company identifies operating segments based on management responsibility and believes it meets the criteria for aggregating its operating segments into a single reporting segment.

(p) Use of Estimates

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

2.  ACCRUED LIABILITIES

Accrued liabilities consist of the following (in thousands):
                                                    2000      1999
Payroll                                           $ 58,498  $ 46,648
Insurance                                            7,645    10,185
Property tax                                        11,775    10,783
Sales tax                                           11,841    13,015
Other                                               22,145    20,753
                                                  $111,904  $101,384

3.  INCOME TAXES

The provision for income taxes consists of the following (in thousands):

                                           2000     1999      1998
Current income tax expense:
 Federal                                 $ 53,551 $ 38,373  $ 34,347
 State                                      8,166    4,969     3,408
   Total current income tax expense        61,717   43,342    37,755

Deferred income tax expense (benefit):
 Federal                                    1,835    2,124    (1,212)
 State                                        150     (169)     (160)
   Total deferred income tax expense
    (benefit)                               1,985    1,955    (1,372)
                                         $ 63,702 $ 45,297  $ 36,383

A reconciliation between the reported provision for income taxes before cumulative effect of accounting change and the amount computed by applying the statutory Federal income tax rate of 35% to income before provision for income taxes follows (in thousands):

                                           2000     1999      1998

Income tax expense at statutory rate     $ 63,540 $ 45,659  $ 36,910
FICA tax credit                            (5,993)  (4,495)   (3,575)
State income taxes, net of Federal
  benefit                                   5,405    3,120     2,111
Other                                         750    1,013       937
                                         $ 63,702 $ 45,297  $ 36,383

The income tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities as of June 28, 2000 and June 30, 1999 are as follows (in thousands):

                                                    2000      1999
Deferred income tax assets:
 Insurance reserves                               $  5,678  $ 10,451
 Employee benefit plans                              7,761     4,349
 Leasing transactions                                7,137     5,510
 Other, net                                         12,792    12,277
   Total deferred income tax assets                 33,368    32,587


Deferred income tax liabilities:
 Depreciation and capitalized interest
   on property and equipment                        24,119    19,375
   Prepaid expenses                                  4,554     8,060
 Goodwill and other amortization                     2,346     1,936
 Other, net                                          7,889     6,771
   Total deferred income tax liabilities            38,908    36,142
   Net deferred income tax liability              $  5,540  $  3,555

At June 28, 2000, current taxes payable totaled $6.4 million, while at June 30, 1999, the current tax refund receivable was $7.8 million.

4.  DEBT

The Company has credit facilities aggregating $335.0 million at June 28, 2000. A credit facility of $260.0 million bears interest at LIBOR (6.68% at June 28, 2000) plus a maximum of 0.50% and expires in fiscal 2002. At June 28, 2000, $45.0 million was outstanding under this facility. The remaining credit facilities bear interest based upon the lower of the banks' "Base" rate, certificate of deposit rate, negotiated rate, or LIBOR rate plus 0.375%, and expire at various times beginning in fiscal year 2001. Unused credit facilities available to the Company were approximately $281.3 million at June 28, 2000. Obligations under the Company's credit facilities, which require short-term repayments, have been classified as long-term debt, reflecting the Company's intent and ability to refinance these borrowings through the existing credit facilities.

Long-term debt consists of the following (in thousands):

                                                    2000      1999
7.8% senior notes                                 $ 71,400  $ 85,700
Credit facilities                                   51,800   110,000
Capital lease obligations (see Note 5)               1,758     2,093
                                                   124,958   197,793
Less current installments                           14,635    14,635
                                                  $110,323  $183,158

The $71.4 million of unsecured senior notes bear interest at an annual rate of 7.8%. Interest is payable semi-annually and principal of $14.3 million is due annually through fiscal 2004 with the remaining unpaid balance due in fiscal 2005.

In April 2000, the Company entered into interest rate swap agreements to manage interest rate risks relating to the senior notes. The Company pays semi-annually a variable interest rate based on LIBOR plus a spread, in arrears, compounded at three month intervals. The Company receives semi-annually the fixed interest rate of 7.8% on the senior notes. The notional amount of the swap agreements aggregated $71.4 million at June 28, 2000, with interest rates ranging from LIBOR plus 0.530% to LIBOR plus 0.535%. The term of the agreements expires April 2005. The estimated fair value of these agreements is not material at June 28, 2000.


The Company is the guarantor of approximately $9.5 million in lines of credit, of which $9.2 million is outstanding for certain franchisees and an equity method investee.

5.  LEASES

(a) Capital Leases

The Company leases certain buildings under capital leases. The asset values of $6.5 million at June 28, 2000 and June 30, 1999, and the related accumulated amortization of $5.9 million and $5.8 million at June 28, 2000 and June 30, 1999, respectively, are included in property and equipment.

(b) Operating Leases

The Company leases restaurant facilities, office space, and certain equipment under operating leases having terms expiring at various dates through fiscal 2022. The restaurant leases have renewal clauses of 1 to 30 years at the option of the Company and have provisions for contingent rent based upon a percentage of gross sales, as defined in the leases. Rent expense for fiscal 2000, 1999, and 1998 was $81.8 million, $70.0 million, and $54.8 million, respectively. Contingent rent included in rent expense for fiscal 2000, 1999, and 1998 was $7.2 million, $5.5 million, and $4.9 million, respectively.

In July 1993, the Company entered into operating lease agreements with unaffiliated groups to lease certain restaurant sites. During fiscal 1995 and 1994, the Company utilized the entire commitment of approximately $30 million for the development of restaurants leased by the Company. Since inception of the commitment, the Company has retired several properties in the commitment, which thereby reduced the outstanding balance. At the expiration of the lease in fiscal 2001, the Company has, at its option, the ability to purchase all of the properties or to guarantee the residual value related to the remaining properties, which is currently approximately $20.6 million. Based on an analysis of the operations of these properties, the Company believes the properties support the guaranteed residual value.

In fiscal 1998, the Company entered into a $55.0 million equipment leasing facility, of which $47.5 million had been utilized through fiscal 1999. The Company does not intend to further utilize this facility. In fiscal 2000, the Company entered into a $25.0 million equipment leasing facility. As of June 28, 2000, $16.2 million of the facility had been utilized. Each facility is accounted for as an operating lease, expires in fiscal 2004 and 2006, respectively, and does not provide for renewal. The Company guarantees a residual value related to the equipment of approximately 87% of the total amount funded under the facility. At the end of each lease term, the Company has the option to purchase all of the leased equipment for an amount equal to the unamortized lease balance, which amount will not exceed 75% of the total amount funded through the facility. The Company believes the future cash flows related to the equipment support the unamortized lease balance.

In fiscal 2000, the Company entered into a $50.0 million real estate leasing facility. As of June 28, 2000, $9.4 million of the facility had been utilized. The real estate facility, which is accounted for as an operating lease, expires in fiscal 2007 and does not provide for renewal. The Company guarantees the residual value related to the properties, which will be approximately 87% of the total amount funded under the facility. At the end of the lease term, the Company has the option to purchase all of the leased real estate for an amount equal to the unamortized lease balance. The Company believes the future cash flows related to the real estate support the unamortized lease balance.

In fiscal 1998, the Company executed a $124.0 million sale and leaseback of certain real estate assets. The $8.7 million gain resulting from the sale, along with certain transaction costs, was deferred and is being amortized over the remaining term of the operating lease.

(c) Commitments

At June 28, 2000, future minimum lease payments on capital and operating leases were as follows (in thousands):

Fiscal                                          Capital    Operating
Year                                            Leases     Leases

2001                                            $  566    $ 72,796
2002                                               566      70,497
2003                                               566      67,398
2004                                               456      62,744
2005                                               112      58,010
Thereafter                                           -     330,521
  Total minimum lease payments                   2,266    $661,966
  Imputed interest (average rate of 11.5%)         508
  Present value of minimum lease payments        1,758
  Less current installments                        335
  Capital lease obligations - noncurrent        $1,423

At June 28, 2000, the Company had entered into other lease agreements for restaurant facilities currently under construction or yet to be constructed. In addition to base rent, the leases also contain provisions for additional contingent rent based upon gross sales, as defined in the leases. Classification of these leases as capital or operating has not been determined as construction of the leased properties has not been completed.

6.  STOCK OPTION PLANS

(a)  1983, 1992, and 1998 Employee Incentive Stock Option Plans

In accordance with the Incentive Stock Option Plans adopted in October 1983, November 1992, and October 1998, options to purchase approximately
26.8 million shares of Company common stock may be granted to officers, directors, and eligible employees, as defined. Options are granted at the market value of the underlying common stock on the date of grant, are exercisable beginning one to two years from the date of grant, with various vesting periods, and expire ten years from the date of grant.

In October 1993, the 1983 Incentive Stock Option Plan expired. Consequently, no options were granted under that Plan subsequent to fiscal 1993. Options granted prior to the expiration of this Plan remain exercisable through April 2003.

Transactions during fiscal 2000, 1999, and 1998 were as follows (in thousands, except option prices):


                                 Number of         Weighted Average Share
                              Company Options          Exercise Price
                            2000    1999    1998      2000   1999    1998
Options outstanding at
 beginning of year          8,861   9,742   9,458    $17.37 $14.43  $14.13
Granted                     1,672   1,942   1,661     24.19  26.65   14.07
Exercised                  (2,153) (2,002) (1,068)    13.92  13.01   10.76
Forfeited                    (416)   (821)   (309)    20.68  16.03   16.03
Options outstanding at
 end of year                7,964   8,861   9,742    $19.56 $17.37  $14.43

Options exercisable at
  end  of year              3,668   4,232   5,556    $15.79 $15.97  $15.60


                      Options Outstanding                 Options Exercisable
                           Weighted
                            average    Weighted                   Weighted
  Range of                 remaining    average                    average
  exercise     Number of  contractual  exercise       Number of   exercise
   prices       options  life (years)    price         options      price

$10.89-$11.22       694        5.40      $11.08            694      $11.08
$12.00-$15.50     2,175        5.88       13.61          1,237       13.51
$16.00-$20.44     1,750        3.74       18.89          1,669       18.99
$23.06-$28.00     3,345        8.84       25.54             68       26.83
                  7,964        6.61      $19.56          3,668      $15.79

(b)  1991 and 1999 Non-Employee Stock Option Plans

In accordance with the Stock Option Plan for Non-Employee Directors and Consultants adopted in May 1991, options to purchase 587,500 shares of Company common stock were authorized for grant. In fiscal 2000, the 1991 Stock Option Plan for Non-Employee Directors and Consultants was replaced by the 1999 Stock Option and Incentive Plan for Non-Employee Directors and Consultants which authorized the issuance of up to 300,000 shares of Company common stock. The authority to issue the remaining 131,500 stock options under the 1991 Stock Option Plan for Non-Employee Directors and Consultants has been terminated. Options are granted at the market value of the underlying common stock on the date of grant, vest one-third each year beginning two years from the date of grant, and expire ten years from the date of grant.

Transactions during fiscal 2000, 1999, and 1998 were as follows (in thousands, except option prices):

                                 Number of            Weighted Average Share
                              Company Options              Exercise Price
                            2000   1999   1998         2000   1999    1998
Options outstanding at
 beginning of year           347    230    201       $17.13  $16.51  $16.10
Granted                        6    183     52        23.50   16.97   16.40
Exercised                    (41)   (46)   (23)       15.48   15.09   12.60
Forfeited                     -     (20)    -            -    13.08      -
Options outstanding at
 end of year                 312    347    230       $17.47  $17.13  $16.51

Options exercisable at
 end of year                 185    191    174       $15.35  $15.47  $16.52

At June 28, 2000, the range of exercise prices for options outstanding was $11.22 to $25.44 with a weighted average remaining contractual life of 5.66 years.

(c)  On The Border 1989 Stock Option Plan

In accordance with the Stock Option Plan for On The Border employees, options to purchase 550,000 shares of On The Border's preacquisition common stock were authorized for grant. Effective May 18, 1994, the 376,000 unexercised On The Border stock options became exercisable immediately in accordance with the provisions of the Stock Option Plan, and were converted to approximately 124,000 Company stock options and expire ten years from the date of original grant. At June 28, 2000, there were 26,000 options exercisable and outstanding at exercise prices ranging from $18.24 to $19.76 with a weighted average remaining contractual life of 3.17 years.

(d)  1984 Non-Qualified Stock Option Plan

In accordance with the Non-Qualified Stock Option Plan adopted in December 1984, options to purchase approximately 5 million shares of Company common stock were authorized for grant. Options were granted at the market value of the underlying common stock on the date of grant, are all fully vested, and expire ten years from the date of grant.

In November 1989, the Non-Qualified Stock Option Plan was terminated. Consequently, no options were granted subsequent to fiscal 1990 and all options were either exercised or forfeited in fiscal 1999.

The Company has adopted the disclosure-only provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized for Company stock option plans. Pursuant to the employee compensation provisions of SFAS No. 123, the Company's diluted net income per common and equivalent share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

                                               2000             1999         1998

Net income - as reported                     $117,840        $  78,835    $  69,075
Net income - pro forma                       $108,503        $  71,668    $  62,745
Diluted net income per share - as reported   $   1.75        $    1.16    $    1.02
Diluted net income per share - pro forma     $   1.61        $    1.05    $    0.93

The weighted average fair value of option grants was $10.87, $10.72, and $6.33 during fiscal 2000, 1999, and 1998, respectively. The fair value is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:


                                       2000      1999       1998

Expected volatility                    40.8%     37.2%      41.5%
Risk-free interest rate                 5.9%      4.6%       5.8%
Expected lives                       5 years   5 years    5 years
Dividend yield                          0.0%      0.0%       0.0%

The pro forma disclosures provided are not likely to be representative of the effects on reported net income for future years due to future grants.

7.  STOCKHOLDER PROTECTION RIGHTS PLAN

The Company maintains a Stockholder Protection Rights Plan ("Plan"). Upon implementation of the Plan, the Company declared a dividend of one right on each outstanding share of common stock. The rights are evidenced by the common stock certificates, automatically trade with the common stock, and are not exercisable until it is announced that a person or group has become an Acquiring Person, as defined in the Plan. Thereafter, separate rights certificates will be distributed and each right (other than rights beneficially owned by any Acquiring Person) will entitle, among other things, its holder to purchase, for an exercise price of $60, a number of shares of Company common stock having a market value of twice the exercise price. The rights may be redeemed by the Board of Directors for $0.01 per right prior to the date of the announcement that a person or group has become an Acquiring Person.

8.  SAVINGS PLANS

The Company sponsors a qualified defined contribution retirement plan ("Plan I") covering salaried and hourly employees who have completed one year of service and have attained the age of twenty-one. Plan I allows eligible employees to defer receipt of up to 20% of their compensation and 100% of their eligible bonuses, as defined in the plan, and contribute such amounts to various investment funds. The Company matches in Company common stock 25% of the first 5% a salaried employee contributes. Hourly employees do not receive matching contributions. Employee contributions vest immediately while Company contributions vest 25% annually beginning on the participant's second anniversary of employment. In fiscal 2000, 1999, and 1998, the Company contributed approximately $731,000, $688,000, and $600,000, respectively.

The Company sponsors a non-qualified defined contribution retirement plan ("Plan II") covering highly compensated employees, as defined in the plan. Plan II allows eligible employees to defer receipt of up to 20% of their base compensation and 100% of their eligible bonuses, as defined in the plan. The Company matches in Company common stock 25% of the first 5% a non-officer contributes while officers' contributions are matched at the same rate with cash. Employee contributions vest immediately while Company contributions vest 25% annually beginning on the participant's second anniversary of employment. In fiscal 2000, 1999, and 1998, the Company contributed approximately $543,000, $381,000, and $298,000, respectively. At the inception of Plan II, the Company established a Rabbi Trust to fund Plan II obligations. The market value of the trust assets is included in other assets and the liability to Plan II participants is included in other liabilities.

9.  RELATED PARTY TRANSACTION

The Company has secured notes receivable from Eatzi's Corporation ("Eatzi's") with a carrying value of approximately $21.6 million at June 28, 2000 and June 30, 1999. Approximately $6 million of the notes receivable is convertible into nonvoting Series A Preferred Stock of Eatzi's at the option of the Company and matures on December 28, 2006. The remaining note receivable matures on September 28, 2005.

Interest on the convertible note receivable is 10.5% per year with payments due beginning June 28, 2000 and continuing on a quarterly basis until the principal balance and all accrued and unpaid interest have been paid in full. In accordance with the terms of the note, Eatzi's elected to pay the interest due on June 28, 2000 by issuing approximately 973,000 shares of its nonvoting Series A Preferred Stock in lieu of making a cash payment of $652,000. Interest on the remaining notes receivable balance is prime rate plus 1.5% per year with payments due beginning September 28, 2000 and continuing on a quarterly basis until the principal balance and all accrued and unpaid interest have been paid in full. The notes receivable are included in other assets in the accompanying consolidated balance sheets. In addition, the Company sold a portion of its equity interest in Eatzi's effective June 30, 1999.

10.  CONTINGENCIES

The Company is engaged in various legal proceedings and has certain unresolved claims pending. The ultimate liability, if any, for the aggregate amounts claimed cannot be determined at this time. However, management of the Company, based upon consultation with legal counsel, is of the opinion that there are no matters pending or threatened which are expected to have a material adverse effect, individually or in the aggregate, on the Company's consolidated financial condition or results of operations.


11.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes the unaudited consolidated quarterly results of operations for fiscal 2000 and 1999(in thousands, except per share amounts):

                                           Fiscal Year 2000
                                            Quarters Ended
                               Sept. 29     Dec. 29    March 29     June 28
Revenues                       $511,033    $520,900    $551,191    $576,713
Income Before Provision for
 Income Taxes                    41,510      38,931      44,275      56,826
Net Income                       27,106      25,422      28,602      36,710
Basic Net Income Per Share         0.41        0.39        0.44        0.56
Diluted Net Income Per Share       0.40        0.38        0.43        0.54
Basic Weighted Average
 Shares Outstanding              65,786      65,377      65,266      66,034
Diluted Weighted Average
 Shares Outstanding              67,772      66,977      66,814      68,003





                                           Fiscal Year 1999
                                            Quarters Ended
                                Sept. 23     Dec. 23    March 24     June 30
Revenues                        $432,101    $443,975    $459,192    $535,286
Income Before Provision for
 Income Taxes and Cumulative
   Effect of Accounting Change 30,658 26,963 31,447 41,471 Income Before Cumulative
   Effect of Accounting Change    20,020      17,607      20,535      27,080
Net Income                        13,613      17,607      20,535      27,080
Basic Net Income Per Share:
   Income Before Accounting Change  0.30        0.27        0.31        0.41
 Net Income                         0.21        0.27        0.31        0.41
Diluted Net Income Per Share:
   Income Before Accounting Change  0.30        0.26        0.30        0.40
 Net Income                         0.20        0.26        0.30        0.40
Basic Weighted Average
 Shares Outstanding               65,774      65,608      66,316      66,003
Diluted Weighted Average
 Shares Outstanding               67,596      67,781      68,852      68,267





INDEPENDENT AUDITORS' REPORT


The Board of Directors
Brinker International, Inc.:


We have audited the accompanying consolidated balance sheets of Brinker International, Inc. and subsidiaries as of June 28, 2000 and June 30, 1999, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended June 28, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brinker International, Inc. and subsidiaries as of June 28, 2000 and June 30, 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended June 28, 2000 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for the cost of start-up activities in fiscal 1999.



                           KPMG LLP




Dallas, Texas
July 31, 2000





MANAGEMENT'S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS


To Our Shareholders:

Management is responsible for the reliability of the consolidated financial statements and related notes, which have been prepared in conformity with accounting principles generally accepted in the United States of America and include amounts based upon our estimate and judgments, as required. The consolidated financial statements have been audited and reported on by our independent auditors, KPMG LLP, who were given free access to all financial records and related data, including minutes of the meetings of the Board of Directors and Committees of the Board. We believe that the representations made to the independent auditors were valid and appropriate.

Brinker maintains a system of internal controls over financial reporting designed to provide reasonable assurance of the reliability of the consolidated financial statements. Brinker's internal audit function monitors and reports on the adequacy of the compliance with the internal control system and appropriate actions are taken to address significant control deficiencies and other opportunities for improving the system as they are identified. The Audit Committee of the Board of Directors, which is comprised solely of outside directors, provides oversight to the financial reporting process through periodic meetings with our independent auditors, internal auditors, and management. Both our independent auditors and internal auditors have free access to the Audit Committee. Although no cost-effective internal control system will preclude all errors and irregularities, we believe our controls as of and for the year ended June 28, 2000 provide reasonable assurance that the consolidated financial statements are reliable.




RONALD A. MCDOUGALL
Vice Chairman and Chief Executive Officer



RUSSELL G. OWENS
Executive Vice President and Chief Financial and
   Strategic Officer