Form 10-K, Exhibit 13
period 2002-06-26
BRINKER INTERNATIONAL INC
filed 2002-09-24
CIK 703351

EXHIBIT 13

BRINKER INTERNATIONAL, INC. SELECTED FINANCIAL DATA (In thousands, except per share amounts and number of restaurants)

                                                  Fiscal Years
                                    2002      2001        2000          1999(a)       1998
Income Statement Data:
Revenues                         $2,887,111  $2,406,874   $2,100,496   $1,818,008    $1,528,908

Operating Costs and Expenses:
   Cost of sales                    796,714     663,357      575,570      507,103       426,558
   Restaurant expenses             1,591,367  1,303,349    1,138,487      984,027       820,637
   Depreciation and                  130,102    100,064       90,647       82,385        86,376
     amortization
   General and administrative        121,420    109,110      100,123       90,311        77,407

     Total operating costs and     2,639,603  2,175,880    1,904,827    1,663,826     1,410,978
       expenses

Operating income                     247,508    230,994      195,669      154,182       117,930
Interest expense                      13,327      8,608       10,746        9,241        11,025
Other, net                             2,332        459        3,381       14,402         1,447

Income before provision for          231,849    221,927      181,542      130,539       105,458
  income taxes and cumulative
  effect of accounting change
Provision for income taxes            79,136     76,779       63,702       45,297        36,383

Income before cumulative             152,713    145,148      117,840       85,242        69,075
  effect of accounting change
Cumulative effect of                       -          -            -        6,407             -
  accounting change

Net income                          $152,713   $145,148     $117,840      $78,835       $69,075



Basic Earnings Per Share:
  Income before cumulative             $1.56      $1.46        $1.20        $0.86         $0.70
   effect of accounting change
  Cumulative effect of                     -          -            -         0.06             -
   accounting change
  Basic net income per share           $1.56      $1.46        $1.20        $0.80         $0.70



Diluted Earnings Per Share:
   Income before cumulative            $1.52      $1.42        $1.17        $0.83         $0.68
    effect of accounting change
   Cumulative effect of                    -          -            -         0.06             -
    accounting change

   Diluted net income per share        $1.52      $1.42        $1.17        $0.77         $0.68


Basic weighted average                97,862     99,101       98,445       98,888        98,648
 shares outstanding


Diluted weighted average             100,565    102,098      101,114      102,183       101,174
 shares outstanding



Balance Sheet Data (End of
 Period):
Working capital deficit            $(160,266) $(110,006)   $(127,377)    $(86,969)    $ (92,898)
Total assets                       1,783,336   1,445,320   1,162,328    1,093,463       968,848
Long-term obligations                504,020     294,803     169,120      234,086       197,577
Shareholders' equity                 977,096     900,287     762,208      661,439       593,739
Number of Restaurants Open
(End of Period):
Company-operated                       1,039         899         774          707           624
Franchised/Joint Venture                 229         244         264          226           182

     Total                             1,268       1,143       1,038          933           806




___________

(a) Fiscal year 1999 consisted of 53 weeks while all other periods presented consisted of 52 weeks.

Note: During fiscal 2002, the Company reclassified sales incentives from restaurant expenses to revenues (see Note 1(b) to consolidated financial statements). Prior year balances have been reclassified to conform with the fiscal 2002 presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

      For an understanding of the significant factors that influenced the performance of Brinker International, Inc. (the "Company") during the past three fiscal years, the following discussion should be read in conjunction with the consolidated financial statements and related notes found elsewhere in this annual report.

      The Company has a 52/53 week fiscal year ending on the last Wednesday in June. Fiscal years 2002, 2001 and 2000, which ended on June 26, 2002, June 27, 2001 and June 28, 2000, respectively, each contained 52 weeks.

RESULTS OF OPERATIONS FOR FISCAL YEARS 2002, 2001, AND 2000

      The following table sets forth expenses as a percentage of total revenues for the periods indicated for revenue and expense items included in the consolidated statements of income:

                                                   Percentage of Total Revenues
                                                           Fiscal Years

                                                       2002       2001      2000
Revenues                                              100.0%     100.0%    100.0%

Operating Costs and Expenses:
   Cost of sales                                       27.6%      27.6%     27.4%
   Restaurant expenses                                 55.1%      54.1%     54.2%
   Depreciation and amortization                        4.5%       4.2%      4.3%
   General and administrative                           4.2%       4.5%      4.8%

     Total operating costs and expenses                91.4%      90.4%     90.7%

Operating income                                        8.6%       9.6%      9.3%
Interest expense                                        0.5%       0.4%      0.5%
Other, net                                              0.1%         -       0.2%
Income before provision for income taxes                8.0%       9.2%      8.6%
Provision for income taxes                              2.7%       3.2%      3.0%

     Net income                                         5.3%       6.0%      5.6%



REVENUES

       Revenue growth of 20.0% and 14.6% in fiscal 2002 and 2001, respectively, was attributable primarily to the increases in sales weeks driven by new unit expansion, acquisitions of units from former franchise partners and increases in comparable store sales. Revenues for fiscal 2002 increased due to a 19.1% increase in sales weeks and a 1.5% increase in comparable store sales. Revenues for fiscal 2001 increased due to a 9.9% increase in sales weeks and a 4.4% increase in comparable store sales. Menu price increases were 1.8% and 2.2% in fiscal 2002 and 2001, respectively.

COSTS AND EXPENSES (as a Percent of Revenues)

      Cost of sales remained flat for fiscal 2002 due to unfavorable commodity price variances for dairy and cheese and product mix changes to menu items with higher percentage food costs, offset by menu price increases and favorable commodity price variances for seafood. Cost of sales increased for fiscal 2001 due to unfavorable commodity price variances for beef and seafood, produce, and beverages and product mix changes to menu items with higher percentage food costs. These unfavorable variances were partially offset by menu price increases and favorable commodity price variances for other commodities.

      Restaurant expenses increased in fiscal 2002 due primarily to an approximate $11.0 million expense related to the settlement of certain California labor law issues, an approximate $8.7 million impairment charge related to the write-off of a portion of the notes receivable from Eatzi's Corporation, and increased labor wage rates. These increases were partially offset by increased sales leverage and menu price increases. Restaurant expenses decreased in fiscal 2001 due primarily to increased sales leverage, menu price increases, and labor productivity gains, but were partially offset by increased labor wage rates and utility costs.

      Depreciation and amortization increased in fiscal 2002 due primarily to new unit construction, ongoing remodel costs, the acquisition of previously leased equipment and certain real estate assets, and restaurants acquired during fiscal 2002 and 2001. These increases were partially offset by increased sales leverage, a declining depreciable asset base for older units, and the elimination of goodwill and certain other intangibles amortization in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142. Depreciation and amortization decreased in fiscal 2001 due primarily to increased sales leverage, utilization of equipment leasing facilities, and a declining depreciable asset base for older units. Partially offsetting these decreases were increases in depreciation and amortization related to new unit construction, ongoing remodel costs and restaurants acquired during fiscal 2001.

      General and administrative expenses decreased in fiscal 2002 and fiscal 2001 as compared to the respective prior fiscal years as a result of the Company's continued focus on controlling corporate expenditures relative to increasing revenues and increased sales leverage resulting from new unit openings and acquisitions.

      Interest expense increased for fiscal 2002 as compared to fiscal 2001 as a result of amortization of debt issuance costs and debt discounts on the Company's $431.7 million convertible debt. These increases were partially offset by lower interest rates on floating rate debt, a decrease in interest expense on senior notes due to a scheduled repayment, and an increase in interest capitalization related to new restaurant construction activity. Interest expense decreased for fiscal 2001 as compared to fiscal 2000 as a result of decreased average borrowings and interest rates on the Company's credit facilities, increased sales leverage, and a decrease in interest expense on senior notes due to a scheduled repayment. These decreases were partially offset by a decrease in the construction-in-progress balances subject to interest capitalization and an increase in borrowings related to restaurants acquired.

      Other, net increased in fiscal 2002 as compared to fiscal 2001 due to a decrease in the market value of the Company's savings plan investments which are used to offset the savings plan obligation, partially offset by a reduction in the Company's share of losses in equity method investees. Other, net decreased in fiscal 2001 as a result of a reduction in the Company's share of losses in equity method investees, caused in part by the acquisition of the remaining interest in the Big Bowl restaurant concept, which is now consolidated in the accompanying financial statements, and the sale of the Wildfire restaurant concept.

INCOME TAXES

     The Company's effective income tax rate was 34.1%, 34.6%, and 35.1% in fiscal 2002, 2001, and 2000, respectively. The decrease in fiscal 2002 is primarily due to the elimination of goodwill amortization in accordance with SFAS No. 142 and a decrease in the effective state tax rates. The decrease in fiscal 2001 is due to the receipt of a tax credit refund.

NET INCOME AND NET INCOME PER SHARE

     Fiscal 2002 net income and diluted net income per share increased 5.2% and 7.0%, respectively, compared to fiscal 2001. Excluding the after-tax effects of the California labor law settlement ($7.3 million) and Eatzi's impairment charge ($5.8 million), net income and diluted net income per share increased for fiscal 2002 by 14.3% and 16.2%, respectively, compared to fiscal 2001. The increase in both net income and diluted net income per share, excluding the one-time charges, was primarily due to increasing revenues driven by increases in sales weeks and comparable store sales, decreases in general and administrative expenses and the elimination of goodwill amortization, partially offset by increases in restaurant expenses and depreciation and amortization as a percent of revenues.

      Fiscal 2001 net income and diluted net income per share increased 23.2% and 21.4%, respectively, compared to fiscal 2000. The increase in both net income and diluted net income per share was primarily due to increasing revenues driven by increases in comparable store sales and sales weeks and decreases in restaurant expenses, depreciation and amortization expenses, and general and administrative expenses as a percent of revenues.

IMPACT OF INFLATION

      The Company has not experienced a significant overall impact from inflation. As operating expenses increase, the Company, to the extent permitted by competition, recovers increased costs through a combination of menu price increases and reviewing, then implementing, alternative products or processes.

LIQUIDITY AND CAPITAL RESOURCES

      The working capital deficit increased from $110.0 million at June 27, 2001 to $160.3 million at June 26, 2002, and net cash provided by operating activities increased from $246.8 million for fiscal 2001 to $390.0 million for fiscal 2002 due primarily to the timing of operational receipts and payments. The Company believes that its various sources of capital, including availability under existing credit facilities and cash flow from operating activities, are adequate to finance operations as well as the repayment of current debt obligations.

       Long-term debt outstanding at June 26, 2002 consisted of $255.0 million of zero coupon convertible senior debentures ($431.7 million principal less $176.7 million representing an unamortized debt discount), $46.0 million of unsecured senior notes ($42.8 million principal plus $3.2 million representing the effect of changes in interest rates on the fair value of the debt), $43.5 million in assumed debt related to the acquisition of restaurants from a former franchise partner ($38.8 million principal plus $4.7 million representing a debt premium), $35.0 million in assumed capital lease obligations related to the acquisition of restaurants from a former franchise partner ($19.5 million principal plus $15.5 million representing a debt premium), $63.5 million of borrowings on credit facilities, and obligations under other capital leases. The Company has credit facilities totaling $375.0 million. At June 26, 2002, the Company had $311.5 million in available funds from these facilities.

      In October 2001, the Company issued $431.7 million of zero coupon convertible senior debentures and received proceeds totaling approximately $250.0 million. The Company used the proceeds for repayment of existing indebtedness, restaurant acquisitions, purchases of outstanding common stock under the Company's stock repurchase plan and for general corporate purposes.

     In July 2001, the Company made a $12.3 million capital contribution to Rockfish Seafood Grill ("Rockfish") in exchange for an approximate 40% ownership interest in the legal entities owning and developing Rockfish. Additionally, in June and November 2001, the Company acquired three On The Border and thirty-nine Chili's restaurants from its franchise partners Hal Smith and Sydran, respectively, for $60.5 million. The Company financed these acquisitions through existing credit facilities, the zero coupon convertible senior debentures and cash provided by operations.

      In February 2002, the Company acquired the remaining assets leased under its $80.0 million equipment leasing facilities and $75.0 million real estate leasing facility for $36.2 million and $56.8 million, respectively, and terminated the leasing arrangements. The acquisitions were primarily funded by utilizing amounts available under existing credit facilities.

       Capital expenditures consist of purchases of land for future restaurant sites, the cost of new restaurant construction, purchases of new and replacement restaurant furniture and equipment, the acquisition of previously leased equipment and real estate assets, and ongoing remodeling programs. Capital expenditures, net of amounts funded under the respective equipment and real estate leasing facilities, were $371.1 million for fiscal 2002 compared to $205.2 million for fiscal 2001. The increase is due primarily to the acquisition of the remaining assets leased under the equipment and real estate leasing facilities and an increase in the number of new store openings. The Company estimates that its fiscal 2003 capital expenditures will approximate $335.0 million. These capital expenditures will be funded primarily from operations and existing credit facilities.

      The Board of Directors authorized an increase in the stock repurchase plan of $100.0 million in August 2001 and an additional $100.0 million in April 2002, bringing the Company's total share repurchase program to $410.0 million. Pursuant to the Company's stock repurchase plan, approximately 5.1 million shares of its common stock were repurchased for $136.1 million during fiscal 2002. As of June 26, 2002, approximately
16.0 million shares had been repurchased for $327.6 million under the stock repurchase plan. The Company repurchases common stock to offset the dilutive effect of stock option exercises, satisfy obligations under its savings plans, and for other corporate purposes. The repurchased common stock is reflected as a reduction of shareholders' equity. The Company financed the repurchase program through a combination of cash provided by operations, drawdowns on its available credit facilities and the issuance of the zero coupon convertible senior debentures.

      In August 2002, the Company entered into a letter of intent with Philip J. Romano and Eatzi's Corporation to divest its interest in the Eatzi's concept. As a result, an approximate $8.7 million impairment charge was recorded reducing the Eatzi's notes receivable to $11.0 million. The Company expects to collect the remaining balance of the notes in the second quarter of fiscal 2003.

      The Company is not aware of any other event or trend which would potentially affect its liquidity. In the event such a trend develops, the Company believes that there are sufficient funds available under its credit facilities and from its strong internal cash generating capabilities to adequately manage the expansion of the business.

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

      The Company may from time to time utilize interest rate swaps to manage overall borrowing costs and reduce exposure to adverse fluctuations in interest rates. The Company does not use derivative instruments for trading purposes and has procedures in place to monitor and control derivative use.

      The Company is exposed to interest rate risk on short-term and long-term financial instruments carrying variable interest rates. The Company's variable rate financial instruments, including the outstanding borrowings of credit facilities and notional amounts of interest rate swaps, totaled $224.1 million at June 26, 2002. The impact on the Company's annual results of operations of a one-point interest rate change on the outstanding balance of these variable rate financial instruments as of June 26, 2002 would be approximately $2.2 million.

      The Company purchases certain commodities such as beef, chicken, flour, and cooking oil. These commodities are generally purchased based upon market prices established with vendors. These purchase arrangements may contain contractual features that limit the price paid by establishing certain price floors or caps. The Company does not use financial instruments to hedge commodity prices because these purchase arrangements help control the ultimate cost paid and any commodity price aberrations are generally short term in nature.

      This market risk discussion contains forward-looking statements. Actual results may differ materially from this discussion based upon general market conditions and changes in domestic and global financial markets.

CRITICAL ACCOUNTING POLICIES

      Our significant accounting policies are disclosed in Note 1 to our consolidated financial statements. The following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results, and that require significant judgment. Property and Equipment Property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets. The useful lives of the assets are based upon the Company's expectations for the period of time that the asset will be used to generate revenue. The Company periodically reviews the assets for changes in circumstances which may impact their useful lives. Impairment of Long-Lived Assets The Company reviews property and equipment for impairment when events or circumstances indicate it might be impaired. The Company tests impairment using historical cash flows and other relevant facts and circumstances as the primary basis for its estimates of future cash flows. This process requires the use of estimates and assumptions which are subject to a high degree of judgment. In addition, at least annually the Company assesses the recoverability of goodwill and other intangible assets related to its restaurant concepts. These impairment tests require the
Company to estimate fair values of its restaurant concepts by making assumptions regarding future cash flows and other factors. If these assumptions change in the future, the Company may be required to record impairment charges for these assets. Financial Instruments The Company enters into interest rate swaps to manage fluctuations in interest expense and to maintain the value of fixed-rate debt. The fair value of these swaps is estimated using widely accepted valuation methods. The valuation of derivatives involves considerable judgment, including estimates of future interest rate curves. Changes in those estimates may materially affect the value of the Company's derivatives. Self-Insurance The Company is self-insured for certain losses related to general liability and workers' compensation. The Company maintains stop loss coverage with third party insurers to limit its total exposure. The self-insurance liability represents an estimate of the ultimate cost of claims incurred as of the balance sheet date. The estimated liability is not discounted and is established based upon analysis of historical data and actuarial estimates, and is reviewed by the Company on a quarterly basis to ensure that the liability is appropriate. If actual trends, including the severity or frequency of claims, differ from our estimates, our financial results could be impacted.

RECENT ACCOUNTING PRONOUNCEMENTS

      In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 retains the fundamental provisions of SFAS No. 121, but eliminates the requirement to allocate goodwill to long-lived assets to be tested for impairment. This statement also requires discontinued operations to be carried at the lower of cost or fair value less costs to sell and broadens the presentation of discontinued operations to include a component of an entity rather than a segment of a business. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The Company will adopt SFAS No. 144 in the first quarter of fiscal 2003 and does not expect the adoption of this statement to have a material impact on its results of operations or financial position.

      In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 supersedes Emerging Issues Task Force ("EITF") No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." SFAS No. 146 eliminates the provisions of EITF No. 94-3 that required a liability to be recognized for certain exit or disposal activities at the date an entity committed to an exit plan. SFAS No. 146 requires a liability for costs associated with an exit or disposal activity to be recognized when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect the adoption of this statement to have a material impact on its results of operations or financial position.

MANAGEMENT OUTLOOK

      During fiscal 2002, the Company delivered another year of strong financial performance in a difficult economic environment. These results were achieved by disciplined capacity growth, opportunistic acquisitions, and diligent fiscal responsibility. Our passionate culinary culture that keeps the Company's menu offerings on the leading edge and our unwavering focus on guest satisfaction are key contributors to our continued success.

      During fiscal 2003, the Company will continue to leverage many of the initiatives that drove fiscal 2002 performance. Positive lifestyle, demographic, and demand trends for food away from home help balance an uncertain economic environment. Revenue growth will be driven by higher capacity as a result of the Company's recent acquisitions, continued brand development and an effective real estate strategy. The Company believes the ongoing efforts to enhance our guests' experience provide the best avenue to deliver long-term shareholder value.

FORWARD-LOOKING STATEMENTS

      The Company wishes to caution readers that the following important factors, among others, could cause the actual results of the Company to differ materially from those indicated by forward-looking statements made in this report and from time to time in news releases, reports, proxy statements, registration statements and other written communications, as well as oral forward-looking statements made from time to time by representatives of the Company. Such forward- looking statements involve risks and uncertainties that may cause the Company's or the restaurant industry's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Factors that might cause actual events or results to differ materially from those indicated by these forward-looking statements may include matters such as future economic performance, restaurant openings, operating margins, the availability of acceptable real estate locations for new restaurants, the sufficiency of the Company's cash balances and cash generated from operating and financing activities for the Company's future liquidity and capital resource needs, and other matters, and are generally accompanied by words such as "believes," "anticipates," "estimates," "predicts," "expects" and similar expressions that convey the uncertainty of future events or outcomes. An expanded discussion of various risk factors follows.

Competition may adversely affect the Company's operations and financial results.

      The restaurant business is highly competitive with respect to price, service, restaurant location and food quality, and is often affected by changes in consumer tastes, economic conditions, population and traffic patterns. The Company competes within each market with locally-owned restaurants as well as national and regional restaurant chains, some of which operate more restaurants and have greater financial resources and longer operating histories than the Company. There is active competition for management personnel and for attractive commercial real estate sites suitable for restaurants. In addition, factors such as inflation, increased food, labor and benefits costs, and difficulty in attracting hourly employees may adversely affect the restaurant industry in general and the Company's restaurants in particular.

The Company's sales volumes generally decrease in winter months.

      The Company's sales volumes fluctuate seasonally, and are generally higher in the summer months and lower in the winter months, which may cause seasonal fluctuations in the Company's operating results.

Changes in governmental regulation may adversely affect the Company's ability to open new restaurants and the Company's existing and future operations.

      Each of the Company's restaurants is subject to licensing and regulation by alcoholic beverage control, health, sanitation, safety and fire agencies in the state, county and/or municipality in which the restaurant is located. The Company has not encountered any difficulties or failures in obtaining the required licenses or approvals that could delay or prevent the opening of a new restaurant and although the Company does not, at this time, anticipate any occurring in the future, there can be no assurance that the Company will not experience material difficulties or failures that could delay the opening of restaurants in the future.

     The Company is subject to federal and state environmental regulations, and although these have not had a material negative effect on the Company's operations, there can be no assurance that there will not be a material negative effect in the future. More stringent and varied requirements of local and state governmental bodies with respect to zoning, land use and environmental factors could delay or prevent development of new restaurants in particular locations. The Company is subject to the Fair Labor Standards Act, which governs such matters as minimum wages, overtime and other working conditions, along with the Americans With Disabilities Act, family leave mandates and a variety of other laws enacted by the states that govern these and other employment law matters. Although the Company expects increases in payroll expenses as a result of federal and state mandated increases in the minimum wage, and although such increases are not expected to be material, there can be no assurance that there will not be material increases in the future. However, the Company's vendors may be affected by higher minimum wage standards, which may result in increases in the price of goods and services supplied to the Company.

Inflation may increase the Company's operating expenses.

      The Company has not experienced a significant overall impact from inflation. As operating expenses increase, the Company, to the extent permitted by competition, recovers increased costs by increasing menu prices, by reviewing, then implementing, alternative products or processes, or by implementing other cost-reduction procedures. There can be no assurance, however, that the Company will be able to continue to recover increases in operating expenses due to inflation in this manner.

Increased energy costs may adversely affect the Company's profitability.

      The Company's success depends in part on its ability to absorb increases in utility costs. Various regions of the United States in which the Company operates multiple restaurants, particularly California, experienced significant increases in utility prices during the 2001 fiscal year. If these increases should recur, they will have an adverse effect on the Company's profitability.

If the Company is unable to meet its growth plan, the Company's profitability in the future may be adversely affected.

     The Company's ability to meet its growth plan is dependent upon, among other things, its ability to identify available, suitable and economically viable locations for new restaurants, obtain all required governmental permits (including zoning approvals and liquor licenses) on a timely basis, hire all necessary contractors and subcontractors, and meet construction schedules. The costs related to restaurant and concept development include purchases and leases of land, buildings and equipment and facility and equipment maintenance, repair and replacement. The labor and materials costs involved vary geographically and are subject to general price increases. As a result, future capital expenditure costs of restaurant development may increase, reducing profitability. There can be no assurance that the Company will be able to expand its capacity in accordance with its growth objectives or that the new restaurants and concepts opened or acquired will be profitable.

Unfavorable publicity relating to one or more of the Company's restaurants in a particular brand may taint public perception of the brand.

       Multi-unit restaurant businesses can be adversely affected by publicity resulting from poor food quality, illness or other health concerns or operating issues stemming from one or a limited number of restaurants. In particular, since the Company depends heavily on the "Chili's" brand for a majority of its revenues, unfavorable publicity relating to one or more Chili's restaurants could have a material adverse effect on the Company's business, results of operations and financial condition.

Other   risk  factors  may  adversely  affect  the  Company's  financial performance.

      Other risk factors that could cause the Company's actual results to differ materially from those indicated in the forward-looking statements include, without limitation, changes in economic conditions, consumer perceptions of food safety, changes in consumer tastes, governmental monetary policies, changes in demographic trends, availability of employees, terrorist acts, and weather and other acts of God.



BRINKER   INTERNATIONAL,  INC.  CONSOLIDATED  STATEMENTS  OF   INCOME   (In
thousands, except per share amounts)

                                                            Fiscal Years
                                                    2002         2001        2000
Revenues                                        $2,887,111    $2,406,874   $2,100,496

Operating Costs and Expenses:
   Cost of sales                                   796,714       663,357      575,570
   Restaurant expenses                           1,591,367     1,303,349    1,138,487
   Depreciation and amortization                   130,102       100,064       90,647
   General and administrative                      121,420       109,110      100,123

     Total operating costs and expenses          2,639,603     2,175,880    1,904,827

Operating income                                   247,508       230,994      195,669
Interest expense                                    13,327         8,608       10,746
Other, net                                           2,332           459        3,381

Income before provision for income taxes           231,849       221,927      181,542
Provision for income taxes                          79,136        76,779       63,702

     Net income                                    $152,713     $145,148     $117,840


Basic net income per share                            $1.56        $1.46        $1.20

Diluted net income per share                          $1.52        $1.42        $1.17

Basic weighted average shares outstanding            97,862       99,101       98,445

Diluted weighted average shares outstanding         100,565      102,098      101,114



See accompanying notes to consolidated financial statements.



BRINKER INTERNATIONAL, INC. CONSOLIDATED BALANCE SHEETS (In thousands, except share and per share amounts)

                                                             2002          2001
ASSETS
Current Assets:
   Cash and cash equivalents                                $   10,091    $  13,312
   Accounts receivable                                          22,613       31,438
   Inventories                                                  25,190       27,351
   Prepaid expenses and other                                   66,727       57,809
   Income taxes receivable                                      15,673        3,019
   Deferred income taxes                                         1,660        7,295

     Total current assets                                      141,954      140,224

Property and Equipment, at Cost:
   Land                                                        254,000      201,013
   Buildings and leasehold improvements                      1,091,434      898,133
   Furniture and equipment                                     635,403      478,847
   Construction-in-progress                                     57,015       70,051

                                                             2,037,852    1,648,044
   Less accumulated depreciation and amortization             (682,435)    (563,320)

     Net property and equipment                              1,355,417    1,084,724


Other Assets:
   Goodwill                                                    193,899      138,127
   Other                                                        92,066       82,245

     Total other assets                                        285,965      220,372

     Total assets                                           $1,783,336   $1,445,320



LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
   Current installments of long-term debt                     $17,292       $17,635
   Accounts payable                                           118,418        98,175
   Accrued liabilities                                        166,510       134,420

     Total current liabilities                                302,220       250,230

Long-term debt, less current installments                     426,679       236,060
Deferred income taxes                                          17,295         6,782
Other liabilities                                              60,046        51,961
Commitments and Contingencies (Notes 8 and 14)
Shareholders' Equity:
   Common stock-250,000,000 authorized shares; $.10 par        11,750        11,750
value; 117,500,054 shares issued and 97,440,391 shares
outstanding at June 26, 2002, and 117,501,080 shares
issued and 99,509,455 shares outstanding at June 27,
2001
   Additional paid-in capital                                 330,191       314,867
   Retained earnings                                          954,701       801,988

                                                            1,296,642     1,128,605
Less:
Treasury stock, at cost (20,059,663 shares at June 26,       (317,674)     (225,334)
2002 and 17,991,625 shares at June 27, 2001)
Accumulated other comprehensive loss                                -          (895)
Unearned compensation                                          (1,872)       (2,089)

   Total shareholders' equity                                 977,096       900,287

   Total liabilities and shareholders' equity              $1,783,336    $1,445,320




See accompanying notes to consolidated financial statements.



BRINKER INTERNATIONAL, INC. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (In thousands)

                 Common Stock
                                                                                      Accumulated
                                          Additional                                        Other
                                             Paid-In      Retained     Treasury     Comprehensive        Unearned
                    Shares      Amount       Capital      Earnings        Stock              Loss    Compensation   Total
Balances at June    98,847     $11,722      $285,448      $539,011     $(174,742)              $-              $-   $661,439
30, 1999
Net income               -           -             -       117,840             -                -               -    117,840
Purchases of        (3,668)          -             -             -       (60,707)               -               -    (60,707)
treasury stock
Issuances of         3,291           -        (3,187)            -        33,832                -               -     30,645
common stock
Tax benefit from         -           -        10,837             -             -                -               -     10,837
stock options
exercised
Amortization of          -           -             -             -             -                -           2,124      2,124
unearned
compensation
Issuance of            328          32         5,074           (11)           86                -          (5,151)        30
restricted
stock, net of
forfeitures

Balances at June    98,798      11,754       298,172       656,840       (201,531)              -          (3,027)    762,208
28, 2000
Net income               -           -             -       145,148              -               -               -     145,148

Change in fair           -           -             -             -              -            (895)              -        (895)
value of
derivatives, net
of tax

   Comprehensive                                                                                                      144,253
     income

Purchases of       (2,841)           -             -             -        (65,578)              -               -     (65,578)
treasury stock
Issuances of        3,541            -        (2,529)            -         41,194               -               -      38,665
common stock
Tax benefit from        -            -        19,430             -              -               -               -      19,430
stock options
exercised
Amortization of         -            -              -            -              -               -           1,307       1,307
unearned
compensation
Issuance of            11           (4)          (206)           -            581               -            (369)          2
restricted
stock, net of
forfeitures

Balances at June   99,509       11,750        314,867      801,988        (225,334)          (895)         (2,089)    900,287
27, 2001
Net income              -            -              -      152,713               -              -               -     152,713

Reclassification        -            -              -            -               -            895               -         895
adjustment to
earnings, net of
tax

   Comprehensive                                                                                                      153,608
    income

Purchases of       (5,058)           -              -           -          (136,069)            -               -    (136,069)
treasury stock
Issuances of        2,890            -         (4,602)          -            42,394             -               -      37,792
common stock
Tax benefit from        -            -         18,826           -                 -             -               -      18,826
stock options
exercised
Amortization of         -            -              -           -                 -             -           1,594       1,594
unearned
compensation
Issuance of            99            -          1,100           -             1,335             -          (1,377)      1,058
restricted
stock, net of
forfeitures

Balances at June   97,440      $11,750       $330,191     $954,701        $(317,674)           $-         $(1,872)   $977,096
26, 2002


See accompanying notes to consolidated financial statements.



BRINKER INTERNATIONAL, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)

                                                           Fiscal Years
                                                    2002        2001        2000
Cash Flows from Operating Activities:
Net income                                        $152,713    $145,148    $117,840
Adjustments to reconcile net income to net cash
provided by operating activities:
   Depreciation and amortization                   130,102     100,064      90,647
   Amortization of deferred costs                    8,252       1,307       2,124
   Deferred income taxes                            24,166       3,213       1,985
   Impairment of notes receivable                    8,723           -           -
   Loss on sale of affiliate                             -         387           -
   Changes in assets and liabilities, excluding
   effects of acquisitions and disposition:
     Receivables                                      6,138     (7,439)      1,109
     Inventories                                      2,863     (9,732)     (1,398)
     Prepaid expenses and other                      (3,467)    (2,112)       (371)
     Other assets                                     2,965     (5,156)     (4,032)
     Current income taxes                           (12,654)   (15,154)     14,234
     Accounts payable                                38,808     16,863      26,964
     Accrued liabilities                             29,006     18,812      10,520
     Other liabilities                                2,418        610       9,372

     Net cash provided by operating activities      390,033    246,811     268,994

Cash Flows from Investing Activities:
Payments for property and equipment                (371,052)  (205,160)   (165,397)
Payments for purchases of restaurants               (60,491)   (92,267)          -
Proceeds from sale of affiliate                       4,000      1,000           -
Investments in equity method investees              (12,322)    (3,443)       (954)
Net repayments from affiliates                          708        975           -

     Net cash used in investing activities         (439,157)  (298,895)   (166,351)


Cash Flows from Financing Activities:
Net (payments) borrowings on credit facilities      (83,200)    94,900     (58,200)
Payments of long-term debt                          (16,908)   (14,934)    (14,635)
Net proceeds from issuance of long-term debt        244,288          -           -
Proceeds from issuances of treasury stock            37,792     38,665      30,645
Purchases of treasury stock                        (136,069)   (65,578)    (60,707)

     Net cash provided by (used in) financing        45,903     53,053    (102,897)
activities

Net change in cash and cash equivalents              (3,221)       969        (254)
Cash and cash equivalents at beginning of year       13,312     12,343      12,597

Cash and cash equivalents at end of year            $10,091    $13,312     $12,343


See accompanying notes to consolidated financial statements.




                       BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  Basis of Presentation

      The consolidated financial statements include the accounts of Brinker International, Inc. and its wholly-owned subsidiaries (the "Company"). All intercompany accounts and transactions have been eliminated in consolidation. The Company owns and operates, or franchises, various restaurant concepts principally located in the United States. Investments in unconsolidated affiliates in which the Company exercises significant influence, but does not control, are accounted for by the equity method, and the Company's share of the net income or loss of the investee is included in other, net in the consolidated statements of income.

      The Company has a 52/53 week fiscal year ending on the last Wednesday in June. Fiscal years 2002, 2001 and 2000, which ended on June 26, 2002, June 27, 2001 and June 28, 2000, respectively, each contained 52 weeks.

      Certain prior year amounts in the accompanying consolidated financial statements have been reclassified to conform with fiscal 2002 presentation. These reclassifications have no effect on the Company's net income or financial position as previously reported.

(b)  Revenue Recognition

      The Company records revenue from the sale of food, beverage and alcohol as products are sold. Initial fees received from a franchisee to establish a new franchise are recognized as income when the Company has performed all of its obligations required to assist the franchisee in opening a new franchise restaurant, which is generally upon opening of such restaurant. Continuing royalties, which are a percentage of net sales of franchised restaurants, are accrued as income when earned. Proceeds from the sale of gift cards are recorded as deferred revenue and recognized as income when redeemed by the holder.

      The Company adopted EITF 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)," effective March 28, 2002. EITF 01-9 concluded that sales incentives offered to customers to buy a product should be classified as a reduction of sales. The Company previously included sales incentives in restaurant expenses. Sales incentives reclassified from restaurant expenses to revenues totaled $79.5 million, $66.8 million, and $59.3 million in fiscal 2002, 2001, and 2000, respectively. These reclassifications have no effect on net income.

(c)  Financial Instruments

      The Company's policy is to invest cash in excess of operating requirements in income-producing investments. Income-producing investments with maturities of three months or less at the time of investment are reflected as cash equivalents.

     The Company's financial instruments at June 26, 2002 and June 27, 2001 consist of cash equivalents, accounts receivable, notes receivable, and long-term debt. The fair value of these financial instruments approximates the carrying amounts reported in the consolidated balance sheets. The following methods were used in estimating the fair value of each class of financial instrument: cash equivalents and accounts receivable approximate their carrying amounts due to the short duration of those items; notes receivable are based on the present value of expected future cash flows discounted at the interest rate currently offered by the Company which approximates rates currently being offered by local lending institutions for loans of similar terms to companies with comparable credit risk; and long-term debt is based on the amount of future cash flows discounted using the Company's expected borrowing rate for debt of comparable risk and maturity.

      The Company does not use derivative instruments for trading purposes and the Company has procedures in place to monitor and control their use. The Company's use of derivative instruments is currently limited to interest rate swaps, which are entered into with the intent of hedging exposures to changes in interest rates on the Company's debt and lease obligations. The Company records all derivative instruments in the consolidated balance sheet at fair value. The accounting for the gain or loss due to changes in fair value of the derivative instrument depends on whether the derivative instrument qualifies as a hedge. If the derivative instrument does not qualify as a hedge, the gains or losses are reported in earnings when they occur. However, if the derivative instrument qualifies as a hedge, the accounting varies based on the type of risk being hedged. Amounts receivable or payable under interest rate swaps related to the debt and lease obligations are recorded as adjustments to interest expense and restaurant expenses, respectively. Cash flows related to derivative transactions are included in operating activities. See Notes 6 and 7 for additional discussion of debt-related agreements and derivative financial instruments and hedging activities.

(d)  Inventories

      Inventories, which consist of food, beverages, and supplies, are stated at the lower of cost (weighted average cost method) or market.

(e)  Property and Equipment

     Buildings and leasehold improvements are amortized using the straight-line method over the lesser of the life of the lease, including renewal options, or the estimated useful lives of the assets, which range from 5 to 20 years. Furniture and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from 3 to 8 years.

      The Company evaluates property and equipment held and used in the business for impairment whenever events or changes in circumstances indicate that the carrying amount of a restaurant's assets may not be recoverable. An impairment is determined by comparing estimated undiscounted future operating cash flows for a restaurant to the carrying amount of its assets. If an impairment exists, the amount of impairment is measured as the excess of the carrying amount over the estimated discounted future operating cash flows of the asset and the expected proceeds upon sale of the asset. Assets held for sale are reported at the lower of carrying amount or fair value less costs to sell.

(f)  Capitalized Interest

       Interest  costs  capitalized  during  the  construction  period   of
restaurants were approximately $4.5 million, $2.8 million, and $3.2 million during fiscal 2002, 2001, and 2000, respectively.

(g)  Advertising

      Advertising costs are expensed as incurred. Advertising costs were $116.6 million, $95.4 million, and $80.7 million in fiscal 2002, 2001, and 2000, respectively, and are included in restaurant expenses in the consolidated statements of income.

(h)  Goodwill and Other Intangible Assets

      Intangible assets include both goodwill and identifiable intangibles arising from the allocation of the purchase prices of assets acquired. Goodwill represents the residual purchase price after allocation to all other identifiable net assets acquired. Other intangibles consist mainly of reacquired development rights and intellectual property.

      The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," effective June 28, 2001. SFAS No. 142 eliminates the amortization for goodwill and other intangible assets with indefinite lives. Intangible assets with lives restricted by contractual, legal, or other means will continue to be amortized over their useful lives. Goodwill and other intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. SFAS No. 142 requires a two-step process for testing impairment. First, the fair value of each reporting unit is compared to its carrying value to determine whether an indication of impairment exists. If an impairment is indicated, then the fair value of the reporting unit's goodwill is determined by allocating the unit's fair value to its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The amount of impairment for goodwill and other intangible assets is measured as the excess of its carrying value over its fair value. No such impairment losses were recorded upon the initial adoption of SFAS 142. Prior to the adoption of SFAS No. 142, goodwill was being amortized on a straight-line basis over 30 to 40 years.

      Intangible assets subject to amortization under SFAS No. 142 consist primarily of intellectual property rights. Amortization expense is calculated using the straight-line method over their estimated useful lives of 15 to 25 years. Intangible assets not subject to amortization consist primarily of reacquired development rights. See Note 3 for additional disclosures related to goodwill and other intangibles.

(i)  Self-Insurance Program

      The Company utilizes a paid loss self-insurance plan for general liability and workers' compensation coverage. Predetermined loss limits have been arranged with insurance companies to limit the Company's per occurrence cash outlay. Additionally, in fiscal 2002 and 2001, the Company entered into guaranteed cost agreements with an insurance company to eliminate all future general liability losses for those respective fiscal years. Accrued expenses and other liabilities include the estimated incurred but unreported costs to settle unpaid claims and estimated future claims.

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

(k)  Stock-Based Compensation

      The Company uses the intrinsic value method for measuring employee stock-based compensation cost. Under this method, compensation cost is measured as the excess, if any, of the quoted market price of the Company's common stock at the grant date over the amount the employee must pay for the stock. The Company's policy is to grant stock options at the market value of the underlying stock at the date of grant. Proceeds from the exercise of common stock options issued to officers, directors, and key employees under the Company's stock option plans are credited to common stock to the extent of par value and to additional paid-in capital for the excess. Required pro forma disclosures of compensation expense determined under the fair value method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," are presented in Note 9.

(l)  Comprehensive Income

      Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income consists of net income and the effective unrealized portion of changes in the fair value of the Company's cash flow hedges.

(m)  Net Income Per Share

      Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. For the calculation of diluted net income per share, the basic weighted average number of shares is increased by the dilutive effect of stock options determined using the treasury stock method. For all periods presented, there were no other securities excluded from the calculation of diluted earnings per share because their effect on the periods presented was antidilutive. The Company's contingently convertible debt securities are not considered for purposes of diluted earnings per share unless the required conversion criteria have been met as of the end of the reporting period.

(n)  Segment Reporting

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

(o)  Use of Estimates

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and costs and expenses during the reporting period. Actual results could differ from those estimates.

2.    BUSINESS COMBINATIONS AND INVESTMENT IN UNCONSOLIDATED ENTITIES

      In November 2001, the Company acquired from its franchise partner, Sydran Group, LLC and Sydran Food Services III, L.P. (collectively, "Sydran"), thirty-nine Chili's restaurants for approximately $53.9 million. As part of the acquisition, the Company assumed $35.5 million in capital lease obligations ($19.9 million principal plus $15.6 million representing a debt premium) and recorded goodwill totaling approximately $52.5 million. The operations of the restaurants are included in the Company's consolidated results of operations from the date of the acquisition.

      In July 2001, the Company formed a partnership with Rockfish, a privately held Dallas-based restaurant company with twelve locations currently in operation. The Company made a $12.3 million capital contribution to Rockfish in exchange for an approximate 40% ownership interest in the legal entities owning and developing the restaurant concept.

      In June 2001, the Company acquired from its franchise partner, Hal Smith Restaurant Group, three On The Border restaurants for approximately $6.6 million. Goodwill of approximately $2.9 million was recorded in connection with the acquisition. The operations of the restaurants are included in the Company's consolidated results of operations from the date of the acquisition.

      In April 2001, the Company acquired from its franchise partner, NE Restaurant Company, Inc. ("NERCO"), forty Chili's, three Chili's sites under construction, and seven On The Border locations. Total consideration was approximately $93.5 million, of which approximately $40.9 million represented the assumption of mortgage loan obligations and approximately $9.0 million was for certain other liabilities and transaction costs. Goodwill of approximately $20.5 million was recorded in connection with the acquisition. The operations of the restaurants are included in the Company's consolidated results of operations from the date of the acquisition.

      In February 2001, the Company acquired the remaining 50% interest in the Big Bowl restaurant concept from its joint venture partner for approximately $38.0 million. The Company originally invested $20.8 million in the joint venture prior to February 1, 2001 and accounted for the joint venture under the equity method. Goodwill of approximately $48.9 million was recorded in connection with the acquisition. The operations of the restaurants are included in the Company's consolidated results of operations from the date of the acquisition.

      In February 2001, the Company sold its interest in the Wildfire restaurant concept for $5.0 million, of which $4.0 million was included in accounts receivable in the Company's consolidated balance sheet at June 27, 2001. During fiscal 2002, the remaining balance of $4.0 million was collected.

       The pro-forma effects of these acquisitions on the Company's historical results of operations are not material.

3.    GOODWILL AND OTHER INTANGIBLES

      The gross carrying amount of intellectual property rights subject to amortization totaled $6.4 million at June 26, 2002 and June 27, 2001. Accumulated amortization related to these intangible assets totaled approximately $1.2 million and $960,000 at June 26, 2002 and June 27, 2001, respectively. The carrying amount of reacquired development rights not subject to amortization totaled $4.4 million at June 26, 2002 and June 27, 2001.

      The changes in the carrying amount of goodwill for the fiscal year ended June 26, 2002 are as follows (in thousands):


Balance, June 27, 2001                                 $138,127
     Goodwill arising from acquisitions                  55,473
     Other adjustments                                      299

Balance, June 26, 2002                                 $193,899



     The pro forma effects of the adoption of SFAS No. 142 on net income is as follows (in thousands, net of taxes):


                                          2002     2001      2000

Net income, as reported                 $152,713  $145,148  $117,840
     Intangible amortization                   -     2,349     1,843

Net income, pro forma                   $152,713  $147,497  $119,683



      The pro forma effects of the adoption of SFAS No. 142 on basic and diluted earnings per share is as follows:


                                              2002    2001   2000

Basic net income per share, as reported       $1.56   $1.46  $1.20
Basic net income per share, pro forma          1.56    1.49   1.22
Diluted net income per share, as reported      1.52    1.42   1.17
Diluted net income per share, pro forma        1.52    1.44   1.18


4.    ACCRUED AND OTHER LIABILITIES

     Accrued liabilities consist of the following (in thousands):


                                                 2002    2001

Payroll                                        $70,121  $61,713
Gift cards                                      27,141   17,425
Sales tax                                       16,841   14,180
Property tax                                    13,624   12,149
Other                                           38,783   28,953

                                              $166,510 $134,420

Other liabilities consist of the following (in thousands):


Retirement plan (see Note 11)                  $29,869  $27,371
Other                                           30,177   24,590

                                               $60,046  $51,961



5.    INCOME TAXES

      The provision for income taxes consists of the following (in thousands):


                                           2002     2001     2000

Current income tax expense:
   Federal                                $47,228  $62,609   $52,958
   State                                    6,819   10,269     8,166
   Foreign                                    923      688       593

     Total current income tax expense      54,970   73,566    61,717

Deferred income tax expense:
   Federal                                 22,088    2,989     1,835
   State                                    2,078      224       150

     Total deferred income tax expense     24,164    3,213     1,985

                                          $79,136  $76,779   $63,702



      A reconciliation between the reported provision for income taxes and the amount computed by applying the statutory Federal income tax rate of 35% to income before provision for income taxes is as follows (in thousands):


                                           2002     2001     2000

Income tax expense at statutory rate      $81,147  $77,674  $63,540
FICA tax credit                            (9,002)  (7,029)  (5,993)
State income taxes, net of Federal          5,783    6,822    5,405
benefit
Other                                       1,208     (688)     750

                                          $79,136  $76,779  $63,702



      The income tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities as of June 26, 2002 and June 27, 2001 are as follows (in thousands):


                                                  2002       2001

Deferred income tax assets:
   Insurance reserves                            $7,099     $6,665
   Employee benefit plans                        12,243     10,443
   Leasing transactions                           8,564      8,479
   Other, net                                    13,077     15,921

     Total deferred income tax assets            40,983     41,508

Deferred income tax liabilities:
   Depreciation and capitalized interest on      34,326     28,847
property and equipment
   Prepaid expenses                               7,928      4,792
   Goodwill and other amortization                5,371      2,926
   Other, net                                     8,993      4,430

     Total deferred income tax liabilities       56,618     40,995

     Net deferred income tax liability (asset)  $15,635     $(513)



6.    DEBT

     Long-term debt consists of the following (in thousands):


                                                 2002       2001

Convertible debt                               $254,948         $-
Senior notes                                     45,953     59,966
Credit facilities                                63,500    146,700
Capital lease obligations (see Note 8)           36,047      1,398
Mortgage loan obligations                        43,523     45,631

                                                443,971    253,695
Less current installments                       (17,292)   (17,635)

                                               $426,679   $236,060



      In October 2001, the Company issued $431.7 million of zero coupon convertible senior debentures (the "Debentures"), maturing on October 10, 2021, and received proceeds totaling approximately $250.0 million prior to debt issuance costs. The Debentures require no interest payments and were issued at a discount representing a yield to maturity of 2.75% per annum. The Debentures are redeemable at the Company's option on October 10, 2004, and the holders of the Debentures may require the Company to redeem the Debentures on October 10, 2003, 2005, 2011 or 2016, and in certain other circumstances. In addition, each $1,000 Debenture is convertible into 18.08 shares of the Company's common stock if the stock's market price exceeds 120% of the accreted conversion price at specified dates, the Company exercises its option to redeem the Debentures, the credit rating of the Debentures is reduced below both Baa3 and BBB-, or upon the occurrence of certain specified corporate transactions. The accreted conversion price is equal to the issue price of the Debenture plus accrued original issue discount divided by 18.08 shares.

     The $46.0 million of unsecured senior notes bear interest at an annual rate of 7.8%. Interest is payable semi-annually and principal of $14.3 million is due annually through fiscal 2004 with the remaining unpaid balance due in fiscal 2005.

      The Company has credit facilities aggregating $375.0 million at June 26, 2002. A revolving credit facility of $275.0 million bears interest at LIBOR (1.855% at June 26, 2002) plus a maximum of 1.375% (0.50% at June 26, 2002) and expires in fiscal 2006. At June 26, 2002, $60.0 million was outstanding under this facility. The remaining credit facilities bear interest based upon the lower of the banks' "Base" rate, certificate of deposit rate, negotiated rate, or LIBOR rate plus 0.375%, and expire at various times beginning in fiscal 2003. Unused credit facilities available to the Company were approximately $311.5 million at June 26, 2002. Obligations under the Company's credit facilities, which require short-term repayments, have been classified as long-term debt, reflecting the
Company's intent and ability to refinance these borrowings through the existing credit facilities.

     Pursuant to the acquisition of NERCO (see Note 2), the Company assumed $43.5 million in mortgage loan obligations. The obligations require monthly principal and interest payments, mature on various dates from September 2002 through March 2020, and bear interest at rates ranging from 8.44% to 10.75% per year. The obligations are collateralized by the acquired restaurant properties.

      Excluding capital lease obligations (see Note 8), the Company's long-term debt maturities for the five years following June 26, 2002 are as follows (in thousands):


Fiscal Year

2003                                                   $16,456
2004                                                    18,145
2005                                                    18,073
2006                                                    65,890
2007                                                     2,261
Thereafter                                             287,099

                                                      $407,924



7.    DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

      The Company enters into interest rate swaps to manage fluctuations in interest expense and to maintain the value of fixed-rate debt (senior notes). The fixed-rate debt is exposed to changes in fair value as market-based interest rates fluctuate. The Company entered into two interest rate swaps in April 2000 with a total notional value of $42.8 million at June 26, 2002. This fair value hedge changes the fixed-rate interest on the entire balance of the Company's senior notes to variable-rate interest. Under the terms of the hedges (which expire in fiscal 2005), the Company pays semi-annually a variable interest rate based on 90-Day LIBOR (1.86% at June 26, 2002) plus 0.530% for one of the swaps and 180-Day LIBOR (1.91% at June 26, 2002) plus 0.395% for the other swap, in arrears, compounded at three-month intervals. The Company receives semi-annually the fixed interest rate of 7.8% on the senior notes. The estimated fair value of these agreements at June 26, 2002 was approximately
$3.2 million, which is included in other assets in the Company's consolidated balance sheet at June 26, 2002. The Company's interest rate swap hedges meet the criteria for the "short-cut method" under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Accordingly, the changes in fair value of the swaps are offset by a like adjustment to the carrying value of the debt and no hedge ineffectiveness is assumed.

      The Company entered into three interest rate swaps in December 2001 with a total notional value of $117.8 million at June 26, 2002. These fair value hedges change the fixed-rate interest component of an operating lease commitment for certain real estate properties entered into in November 1997 to variable-rate interest. Under the terms of the hedges (which expire in fiscal 2018), the Company pays monthly a variable rate based on 30-Day LIBOR (1.84% at June 26, 2002) plus 1.26%. The Company receives monthly the fixed interest rate of 7.156% on the lease. The estimated fair value of these agreements at June 26, 2002 was an asset of approximately $5.7 million. The fair value hedges were fully effective during the fiscal year ended June 26, 2002. Accordingly, the change in fair value of the swaps was recorded in other liabilities.

8.    LEASES

(a)  Capital Leases

      The Company leases certain buildings under capital leases. The asset values of $26.4 million at June 26, 2002 and $6.5 million at June 27, 2001, respectively, and the related accumulated amortization of $6.8 million and $6.1 million at June 26, 2002 and June 27, 2001, respectively, are included in property and equipment. Amortization of assets under capital lease is included in depreciation and amortization expense. As part of the Sydran acquisition in November 2001, the Company recorded $19.9 million in capital lease assets.

(b)  Operating Leases

      The Company leases restaurant facilities, office space, and certain equipment under operating leases having terms expiring at various dates through fiscal 2095. The restaurant leases have renewal clauses of 1 to 35 years at the option of the Company and have provisions for contingent rent based upon a percentage of gross sales, as defined in the leases. Rent expense for fiscal 2002, 2001, and 2000 was $100.4 million, $89.2 million, and $81.8 million, respectively. Contingent rent included in rent expense for fiscal 2002, 2001, and 2000 was $9.7 million, $8.9 million, and $7.2 million, respectively.

      In fiscal 1998 and 2000, the Company entered into equipment leasing facilities totaling $55.0 million and $25.0 million, respectively. The leasing facilities were accounted for as operating leases and had expiration dates of 2004 and 2006, respectively. The Company guaranteed a residual value of approximately 87% of the total amount funded under the leases. The Company had the option to purchase all of the leased equipment for an amount equal to the unamortized lease balance, which could not exceed 75% of the total amount funded through the leases. In February 2002, the Company acquired the remaining assets leased under the equipment leasing facilities for $36.2 million and terminated the lease arrangements.

      In fiscal 2000, the Company entered into a $50.0 million real estate leasing facility. During fiscal 2001, the Company increased the facility to $75.0 million. The real estate facility was accounted for as an operating lease and was to expire in fiscal 2007. The Company guaranteed a residual value of approximately 87% of the total amount funded under the lease. The Company had the option to purchase all of the leased real estate for an amount equal to the unamortized lease balance. In February 2002, the Company acquired the remaining assets leased under the real estate leasing facility for $56.8 million and terminated the lease arrangement.

(c)  Commitments

      At June 26, 2002, future minimum lease payments on capital and operating leases were as follows (in thousands):


Fiscal                                        Capital    Operating
Year                                          Leases        Leases

2003                                           $3,506      $85,656
2004                                            3,469       83,512
2005                                            3,200       81,453
2006                                            3,165       77,618
2007                                            3,243       72,605
Thereafter                                     48,436      427,822

   Total minimum lease payments                65,019     $828,666


   Imputed interest (average rate of 8%)      (28,972)
   Present value of minimum lease payments     36,047
   Less current installments                     (836)
   Capital lease obligations-noncurrent       $35,211




      At June 26, 2002, the Company had entered into other lease agreements for restaurant facilities currently under construction or yet to be constructed. Classification of these leases as capital or operating has not been determined as construction of the leased properties has not been completed.

9.    STOCK OPTION PLANS

      The Company has adopted the disclosure-only provisions of SFAS No. 123. Had the Company adopted the fair value based accounting method for stock compensation expense prescribed by SFAS No. 123, the Company's diluted net income per common and equivalent share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):


                                          2002     2001      2000

Net income-as reported                  $152,713  $145,148  $117,840
Net income-pro forma                     137,803   132,963   108,503
Diluted net income per share-as             1.52      1.42      1.17
reported
Diluted net income per share-pro forma      1.37      1.30      1.07


      The weighted average fair value of option grants was $10.66, $10.90, and $7.25 during fiscal 2002, 2001 and 2000, respectively. The fair value is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:


                                           2002    2001      2000

Expected volatility                       35.5%    34.1%      40.8%
Risk-free interest rate                    4.1%     5.9%       5.9%
Expected lives                          5 years  5 years    5 years
Dividend yield                             0.0%     0.0%       0.0%


     The pro forma disclosures provided are not likely to be representative of the effects on reported net income for future years due to future grants.

(a)  1983, 1992, and 1998 Employee Incentive Stock Option Plans

      In accordance with the Incentive Stock Option Plans adopted in October 1983, November 1992, and October 1998, options to purchase approximately 40.2 million shares of Company common stock may be granted to officers, directors, and eligible employees, as defined. Options are granted at the market value of the underlying common stock on the date of grant, are exercisable beginning one to two years from the date of grant, with various vesting periods, and expire 10 years from the date of grant.

      In October 1993, the 1983 Incentive Stock Option Plan (the "1983 Plan") expired. Consequently, no options were granted under the 1983 Plan subsequent to fiscal 1993. Options granted prior to the expiration of the 1983 Plan remain exercisable through April 2003.

      In October 1998, the 1998 Stock Option and Incentive Plan (the "1998 Plan") was adopted and no additional options were granted under the 1992 Incentive Stock Option Plan (the "1992 Plan"). Options granted under the 1992 Plan prior to the adoption of the 1998 Plan remain exercisable through March 2008.

      Transactions during fiscal 2002, 2001, and 2000 were as follows (in thousands, except option prices):

                                         Number of             Weighted Average Share
                                         Company Options               Exercise Price
                                       2002   2001       2000    2002    2001    2000
Options outstanding at beginning of   10,759  11,997    13,342  $16.91  $13.03  $11.58
year
Granted                                2,512   2,808     2,508   27.90   26.96   16.13
Exercised                             (2,892) (3,373)   (3,229)  13.09   11.01    9.28
Forfeited                               (435)   (673)     (624)  23.38   19.18   13.79

Options outstanding at end of year     9,944  10,759    11,997  $20.50  $16.91  $13.03


Options exercisable at end of year     4,091   4,788     5,502  $13.38  $11.64  $10.53


                                          Options Outstanding             Options Exercisable
Range of exercise prices         Number            Weighted
                                     of             average    Weighted                 Weighted
                                options           remaining     average                  average
                                                contractual    exercise    Number of    exercise
                                                life (years)      price      options       price
$7.42-$11.58                      1,733                4.09       $8.71        1,719       $8.69
$12.89-$18.67                     3,363                6.41       16.59        2,372       16.78
$25.50-$33.02                     4,848                8.88       27.43            -           -

                                  9,944                7.21      $20.50        4,091      $13.38




(b)  1991 and 1999 Non-Employee Stock Option Plans

      In accordance with the Stock Option Plan for Non-Employee Directors and Consultants adopted in May 1991, options to purchase 881,250 shares of Company common stock were authorized for grant. In fiscal 2000, the 1991 Stock Option Plan for Non-Employee Directors and Consultants was replaced by the 1999 Stock Option and Incentive Plan for Non-Employee Directors and Consultants which authorized the issuance of up to 450,000 shares of Company common stock. The authority to issue the remaining stock options under the 1991 Stock Option Plan for Non-Employee Directors and Consultants has been terminated. Options are granted at the market value of the underlying common stock on the date of grant, vest one-third each year beginning two years from the date of grant, and expire 10 years from the date of grant.

      Transactions during fiscal 2002, 2001, and 2000 were as follows (in thousands, except option prices):

                                           Number of       Weighted Average Share
                                        Company Options         Exercise Price
                                           2002   2001  2000   2002    2001    2000
Options outstanding at beginning of year   351    468    521  $13.96  $11.65  $11.42
Granted                                     82     38      9   30.06   23.96   15.67
Exercised                                  (70)  (155)   (62)  11.24    9.44   10.32
Forfeited                                  (10)     -      -   30.06       -       -

Options outstanding at end of year         353    351    468  $17.79  $13.96  $11.65


Options exercisable at end of year         199    208    278  $12.61  $11.71  $10.23

     At June 26, 2002, the range of exercise prices for options outstanding was $8.33 to $30.06 with a weighted average remaining contractual life of
6.63 years.

(c)  On The Border 1989 Stock Option Plan

      In accordance with the Stock Option Plan for On The Border employees, options to purchase 550,000 shares of On The Border's preacquisition common stock were authorized for grant. Effective May 18, 1994, the 376,000 unexercised On The Border stock options became exercisable immediately in accordance with the provisions of the Stock Option Plan, and were converted to approximately 186,000 Company stock options and expire 10 years from the date of original grant. At June 26, 2002, there were approximately 37,000 options exercisable and outstanding at an exercise price of $13.18 with a weighted average remaining contractual life of 1.21 years.

10.   SHAREHOLDERS' EQUITY

(a)  Stockholder Protection Rights Plan

      The Company maintains a Stockholder Protection Rights Plan (the "Plan"). Upon implementation of the Plan, the Company declared a dividend of one right on each outstanding share of common stock. The rights are evidenced by the common stock certificates, automatically trade with the common stock, and are not exercisable until it is announced that a person or group has become an Acquiring Person, as defined in the Plan. Thereafter, separate rights certificates will be distributed and each right (other than rights beneficially owned by any Acquiring Person) will entitle, among other things, its holder to purchase, for an exercise price of $40, a number of shares of Company common stock having a market value of twice the exercise price. The rights may be redeemed by the Board of Directors for $0.01 per right prior to the date of the announcement that a person or group has become an Acquiring Person.

(b)  Preferred Stock

      The Company's Board of Directors is authorized to provide for the issuance of 1,000,000 preferred shares with a par value of $1.00 per share, in one or more series, and to fix the voting rights, liquidation preferences, dividend rates, conversion rights, redemption rights, and terms, including sinking fund provisions, and certain other rights and preferences. As of June 26, 2002, no preferred shares were issued.

(c)  Treasury Stock

      In August 2001 and April 2002, the Board of Directors authorized increases in the stock repurchase plan of an additional $100.0 million each, bringing the Company's total share repurchase program to $410.0 million. Pursuant to the Company's stock repurchase plan, the Company repurchased approximately 5.1 million shares of its common stock for $136.1 million during fiscal 2002, resulting in a cumulative repurchase total of approximately 16.0 million shares of its common stock for $327.6 million. The Company's stock repurchase plan is used by the Company to offset the dilutive effect of stock option exercises, satisfy obligations under its savings plans, and for other corporate purposes. The repurchased common stock is reflected as a reduction of shareholders' equity.

(d)  Restricted Stock

      Pursuant to shareholder approval in November 1999, the Company implemented the Executive Long-Term Incentive Plan for certain key employees, one component of which is the award of restricted common stock. During fiscal 2002 and 2001, respectively, approximately 100,000 and 57,000 shares of restricted common stock were awarded, the majority of which vests over a three-year period. Unearned compensation was recorded as a separate component of shareholders' equity at the date of the award based on the market value of the shares and is being amortized to compensation expense over the vesting period.

(e)  Stock Split

      On December 8, 2000, the Board of Directors declared a three-for-two stock split, effected in the form of a 50% stock dividend, to shareholders of record on January 3, 2001, payable on January 16, 2001. As a result of the split, 39.2 million shares of common stock were issued on January 16, 2001. All references to number of shares and per share amounts of common stock have been restated to reflect the stock split. Shareholders' equity accounts have been restated to reflect the reclassification of an amount equal to the par value of the increase in issued common shares from the retained earnings account to the common stock account.

11.   SAVINGS PLANS

      The Company sponsors a qualified defined contribution retirement plan ("Plan I") covering salaried and hourly employees who have completed one year of service and have attained the age of twenty-one. Plan I allows eligible employees to defer receipt of up to 20% of their compensation and 100% of their eligible bonuses, as defined in the plan, and contribute such amounts to various investment funds. The Company matches in Company common stock 25% of the first 5% a salaried employee contributes. Hourly employees do not receive matching contributions. Employee contributions vest immediately while Company contributions vest 25% annually beginning on the participant's second anniversary of employment. In fiscal 2002, 2001, and 2000, the Company contributed approximately $828,000, $788,000, and $731,000, respectively.

      The Company sponsors a non-qualified defined contribution retirement plan ("Plan II") covering highly compensated employees, as defined in the plan. Plan II allows eligible employees to defer receipt of up to 50% of their base compensation and 100% of their eligible bonuses, as defined in the plan. The Company matches in Company common stock 25% of the first 5% of non-officer contributions while officers' contributions are matched at the same rate with cash. Employee contributions vest immediately while Company contributions vest 25% annually beginning on the participant's second anniversary of employment. In fiscal 2002, 2001, and 2000, the Company contributed approximately $657,000, $655,000, and $543,000, respectively. At the inception of Plan II, the Company established a Rabbi Trust to fund Plan II obligations. The market value of the trust assets is included in other assets and the liability to Plan II participants is included in other liabilities.

12.   SUPPLEMENTAL CASH FLOW INFORMATION

     Cash paid for interest and income taxes is as follows (in thousands):


                                           2002    2001    2000

Interest, net of amounts capitalized      $8,229  $8,904  $10,192
Income taxes, net of refunds              48,801  68,597   36,646


      Non-cash investing and financing activities are as follows (in thousands):


                                           2002   2001   2000

Restricted common stock issued, net of    $2,435   $371  $5,181
forfeitures
Increase in fair value of interest rate      286  2,867       -
swaps and debt
Decrease in fair value of forward rate         -    895       -
agreements included in other
comprehensive income
Increase in fair value of interest rate    5,667      -       -
swaps on real estate leasing facility


      During 2002, the Company purchased certain assets and assumed certain liabilities in connection with the acquisition of restaurants. The fair values of the acquired assets and liabilities recorded at the date of acquisition are as follows (in thousands):


Property and equipment acquired                       $36,312
Goodwill                                               55,473
Other assets acquired                                   8,585
Capital lease obligations assumed                     (35,480)
Other liabilities assumed                              (4,399)

Net cash paid                                         $60,491





13.   RELATED PARTY TRANSACTION

      The Company has secured notes receivable from Eatzi's Corporation ("Eatzi's") with a carrying value of approximately $11.0 million and $20.6 million at June 26, 2002 and June 27, 2001, respectively. Approximately $6.0 million of the notes receivable is convertible into nonvoting Series A Preferred Stock of Eatzi's at the option of the Company and matures on December 28, 2006. The remaining note receivable matures on September 28, 2005.

      Interest on the convertible note receivable is 10.5% per year with payments due on a quarterly basis until the principal balance and all accrued and unpaid interest have been paid in full. Interest on the remaining notes receivable balance is prime rate plus 1.5% per year with payments due on a quarterly basis until the principal balance and all accrued and unpaid interest have been paid in full. The notes receivable are included in other assets in the accompanying consolidated balance sheets.

      During fiscal 2002 and 2001, certain scheduled payments were not made as the Company continued negotiations with Eatzi's to restructure the notes receivable. A letter of intent was signed on August 6, 2002 to divest the Company of its interest in the concept. Under the terms of the letter, Eatzi's has agreed to pay the Company $11.0 million in cash and to execute a $4.0 million promissory note in consideration for its interest in the concept. The promissory note will be unsecured and payable only upon the closing of an initial public offering by Eatzi's. Due to the uncertainty of collecting the $4.0 million promissory note, the Company will establish a reserve for the entire principal balance. As a result of the divesture, in fiscal 2002 an approximate $8.7 million impairment charge was recorded in restaurant expenses to reduce the notes to their net realizable value.

14.   CONTINGENCIES

      During fiscal 2002, the Company recorded an approximate $11.0 million charge to restaurant expenses stemming from an agreement reached with the California Department of Labor Standards Enforcement ("DLSE"). The DLSE's primary allegation involved the Company's documentation policies related to breaks provided to employees. The Company believes it has been in substantial compliance with the California labor laws related to employee breaks and other employee related matters, but was unable to document all issues to the DLSE's satisfaction. The Company agreed to the settlement to avoid a potentially costly and protracted litigation.

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

15.   QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

      The following table summarizes the unaudited consolidated quarterly results of operations for fiscal 2002 and 2001 (in thousands, except per share amounts):

                                         Fiscal Year 2002
                                          Quarters Ended
                                 Sept.    Dec.      March      June
                                   26      26         27        26

Revenues                        $672,655  $685,752  $745,786  $782,918
Income before provision for       60,695    52,960    51,617    66,577
income taxes
Net income                        39,634    34,636    34,170    44,273
Basic net income per share          0.40      0.35      0.35      0.45
Diluted net income per share        0.39      0.35      0.34      0.44
Basic weighted average shares     98,963    97,718    97,694    97,675
outstanding
Diluted weighted average shares  101,572   100,131   100,652   100,491
outstanding


                                         Fiscal Year 2001
                                          Quarters Ended
                                 Sept.       Dec.     March       June
                                   27         27        28         27

Revenues                        $573,925    $567,546  $608,192   $657,211
Income before provision for       54,311      49,714    53,801     64,101
income taxes
Net income                        35,194      32,215    34,863     42,876
Basic net income per share          0.36        0.33      0.35       0.43
Diluted net income per share        0.35        0.32      0.34       0.42
Basic weighted average shares     98,753      98,497    99,450     99,800
outstanding
Diluted weighted average shares  101,570     101,718   102,498    102,577
outstanding


                       INDEPENDENT AUDITORS' REPORT

The Board of Directors
Brinker International, Inc.:

      We have audited the accompanying consolidated balance sheets of Brinker International, Inc. and subsidiaries as of June 26, 2002 and June 27, 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended June 26, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brinker International, Inc. and subsidiaries as of June 26, 2002 and June 27, 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended June 26, 2002 in conformity with accounting principles generally accepted in the United States of America.

                                                       KPMG LLP

Dallas, Texas
July 31, 2002, except for Note 13,
    as to which the date is August 6, 2002

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

      The Company maintains a system of internal controls over financial reporting designed to provide reasonable assurance of the reliability of the consolidated financial statements. The Company's internal audit function monitors and reports on the adequacy of the compliance with the internal control system and appropriate actions are taken to address significant control deficiencies and other opportunities for improving the system as they are identified. The Audit Committee of the Board of Directors, which is comprised solely of outside directors, provides oversight to the financial reporting process through periodic meetings with our independent auditors, internal auditors, and management. Both our independent auditors and internal auditors have free access to the Audit Committee. Although no cost-effective internal control system will preclude all errors and irregularities, we believe our controls as of and for the year ended June 26, 2002 provide reasonable assurance that the consolidated financial statements are reliable.


RONALD A. MCDOUGALL
Chairman of the Board and Chief Executive Officer


CHARLES M. SONSTEBY
Executive Vice President and Chief Financial Officer