Form 10-K, Exhibit 13
period 2003-06-25
BRINKER INTERNATIONAL INC
filed 2003-09-23
CIK 703351

Exhibit 13

Brinker International, Inc. Selected Financial Data (In thousands, except per share amounts and number of restaurants)
Fiscal Years
	2003	2002	2001	2000	1999(a)
Income Statement Data:
Revenues	$3,285,394	$2,887,111	$2,406,874	$2,100,496	$1,818,008
Operating Costs and Expenses:
Cost of sales	900,379	796,714	663,357	575,570	507,103
Restaurant expenses	1,828,496	1,591,367	1,303,349	1,138,487	984,027
Depreciation and amortization	158,153	130,102	100,064	90,647	82,385
General and administrative	131,763	121,420	109,110	100,123	90,311

Total operating costs and expenses	3,018,791	2,639,603	2,175,880	1,904,827	1,663,826
Operating income	266,603	247,508	230,994	195,669	154,182
Interest expense	12,449	13,327	8,608	10,746	9,241
Other, net	567	2,332	459	3,381	14,402
Income before provision for income taxes and cumulative effect of accounting change	253,587	231,849	221,927	181,542	130,539
Provision for income taxes	84,951	79,136	76,779	63,702	45,297
Income before cumulative effect of accounting change	168,636	152,713	145,148	117,840	85,242
Cumulative effect of accounting change	-	-	-	-	6,407
Net income	$ 168,636	$ 152,713	$ 145,148	$ 117,840	$ 78,835

Basic Earnings Per Share:
Income before cumulative effect
of accounting change	$ 1.74	$ 1.56	$ 1.46	$ 1.20	$ 0.86
Cumulative effect of accounting change	-	-	-	-	0.06
Basic net income per share	$ 1.74	$ 1.56	$ 1.46	$ 1.20	$ 0.80
Diluted Earnings Per Share:
Income before cumulative effect
of accounting change	$ 1.70	$ 1.52	$ 1.42	$ 1.17	$ 0.83
Cumulative effect of accounting change	-	-	-	-	0.06
Diluted net income per share	$ 1.70	$ 1.52	$ 1.42	$ 1.17	$ 0.77
Basic weighted average shares outstanding	97,096	97,862	99,101	98,445	98,888
Diluted weighted average shares outstanding	99,135	100,565	102,098	101,114	102,183
Balance Sheet Data(End of Period):
Working capital deficit	$ (143,744)	$ (160,266)	$ (110,006)	$ (127,377)	$ (86,969)
Total assets	1,943,290	1,783,336	1,445,320	1,162,328	1,093,463
Long-term obligations	492,829	504,020	294,803	169,120	234,086
Shareholders' equity	1,140,250	977,096	900,287	762,208	661,439
Number of Restaurants
Open (End of Period):
Company-operated	1,145	1,039	899	774	707
Franchised/Joint venture	257	229	244	264	226
Total	1,402	1,268	1,143	1,038	933

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

   The Company has a 52/53 week fiscal year ending on the last Wednesday in June. Fiscal years 2003, 2002 and 2001, which ended on June 25, 2003, June 26, 2002, and June 27, 2001 respectively, each contained 52 weeks.

RESULTS OF OPERATIONS FOR FISCAL YEARS 2003, 2002, AND 2001

   The following table sets forth expenses as a percentage of total revenues for the periods indicated for revenue and expense items included in the consolidated statements of income:

Percentage of Total Revenues Fiscal Years
2003 2002 2001

Revenues	100.0%	100.0%	100.0%
Operating Costs and Expenses:
Cost of sales	27.4%	27.6%	27.6%
Restaurant expenses	55.7%	55.1%	54.1%
Depreciation and amortization	4.8%	4.5%	4.2%
General and administrative	4.0%	4.2%	4.5%
Total operating costs and expenses	91.9%	91.4%	90.4%
Operating income	8.1%	8.6%	9.6%
Interest expense	0.4%	0.5%	0.4%
Other, net	-	0.1%	-
Income before provision for income taxes	7.7%	8.0%	9.2%
Provision for income taxes	2.6%	2.7%	3.2%
Net income	5.1%	5.3%	6.0%

REVENUES

   Revenue growth of 13.8% and 20.0% in fiscal 2003 and 2002, respectively, was attributable primarily to the increases in sales weeks driven by new unit expansion, acquisitions of units from former franchise partners and increases in comparable store sales. Revenues for fiscal 2003 increased due to a 12.6% increase in sales weeks and a 1.5% increase in comparable store sales.  Revenues for fiscal 2002 increased due to a 19.1% increase in sales weeks and a 1.5% increase in comparable store sales. Menu price increases were 1.3% and 1.8% in fiscal 2003 and 2002, respectively.

COSTS AND EXPENSES (as a Percent of Revenues)

   Cost of sales decreased 0.2% in fiscal 2003 due primarily to a 0.9% decrease in commodity prices for meat and cheese, a 0.4% favorable product mix shift for beverages, and a 0.1% increase in menu prices, partially offset by a 1.0% unfavorable product mix shift for meat and produce and a 0.2% increase in commodity prices for beverages.  Cost of sales remained flat in fiscal 2002 due to a 0.6% increase in menu prices, a 0.5% favorable product mix shift for dairy, cheese and produce, and a 0.2% decrease in commodity prices for seafood, offset by a 1.0% unfavorable product mix shift for meat and seafood and a 0.3% increase in commodity prices for dairy and cheese.

   Restaurant expenses increased 0.6% in fiscal 2003 due primarily to asset impairment charges totaling $20.3 million related to the Company's decision to discontinue growth and sell all sixteen of its Cozymel's Coastal Grill ("Cozymel's") restaurants, $5.4 million in charges resulting from the decision to close nine restaurants and to write down the assets of one under-performing restaurant, a $4.1 million impairment of intellectual property rights, an increase in labor costs resulting from increases in wage rates and payroll taxes, and an increase in health and workers compensation insurance costs resulting from higher premiums and fees.  These increases were partially offset by an approximate $11.0 million expense related to the settlement of certain California labor matters and an approximate $8.7 million impairment charge related to the write-off of a portion of the notes receivable from Eatzi's Corporation ("Eatzi's") recorded in fiscal 2002.  Restaurant expenses increased 1.0% in fiscal 2002 due primarily to the previously mentioned expense related to the California labor matters and impairment charge related to the notes receivable from Eatzi's, and increased labor wage rates.  These increases were partially offset by increased sales leverage and menu price increases.

   Depreciation and amortization increased 0.3% in fiscal 2003 and 2002 due primarily to new unit construction, ongoing remodel costs, the acquisition of previously leased equipment and certain real estate assets, and restaurants acquired during fiscal 2002 and 2001.  These increases were partially offset by increased sales leverage and a declining depreciable asset base for older units.  The increase in fiscal 2002 was also partially offset by the elimination of goodwill and certain other intangibles amortization in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142.

   General and administrative expenses decreased 0.2% in fiscal 2003 and 0.3% in fiscal 2002 as a result of the Company's continued focus on controlling corporate expenditures relative to increasing revenues and increased sales leverage resulting from new unit openings and acquisitions.

   Interest expense decreased 0.1% in fiscal 2003 as a result of decreased average borrowings and interest rates on the Company's credit facilities, a decrease in interest expense on senior notes due to a scheduled repayment, and an increase in interest capitalization related to increased new restaurant construction activity.  These decreases were partially offset by the amortization of debt issuance costs and debt discounts on the Company's convertible debt.  Interest expense increased 0.1% in fiscal 2002 as a result of amortization of debt issuance costs and debt discounts on the Company's convertible debt.  These increases were partially offset by lower interest rates on the Company's credit facilities, a decrease in interest expense on senior notes due to a scheduled repayment, and an increase in interest capitalization related to increased new restaurant construction activity.

   Other, net decreased 0.1% in fiscal 2003 due primarily to gains from life insurance proceeds totaling approximately $3.5 million.  These gains were partially offset by a $1.7 million increase in the Company's net savings plan obligations and a $1.1 million increase in the Company's share of losses in equity method investees.  Other, net increased 0.1% in fiscal 2002 due to a $2.1 million increase in the Company's net savings plan obligations, partially offset by a $689,000 reduction in the Company's share of losses in equity method investees.

INCOME TAXES

   The Company's effective income tax rate was 33.5%, 34.1%, and 34.6% in fiscal 2003, 2002, and 2001, respectively. The decrease in fiscal 2003 is primarily due to the increase in the FICA tax credit resulting from increased tip reporting and the non-taxable gains from life insurance proceeds, partially offset by the non-deductible loss resulting from the impairment of Cozymel's goodwill.  The decrease in fiscal 2002 is primarily due to the elimination of goodwill amortization in accordance with SFAS No. 142 and a decrease in the effective state tax rates.

IMPACT OF INFLATION

   The Company has not experienced a significant overall impact from inflation. As operating expenses increase, the Company, to the extent permitted by competition, recovers increased costs through a combination of menu price increases and reviewing, then implementing, alternative products or processes.

LIQUIDITY AND CAPITAL RESOURCES

   The working capital deficit decreased from $160.3 million at June 26, 2002 to $143.7 million at June 25, 2003, and net cash provided by operating activities increased from $390.7 million for fiscal 2002 to $448.9 million for fiscal 2003 due primarily to increased profitability and the timing of operational receipts and payments. The Company believes that its various sources of capital, including availability under existing credit facilities and cash flow from operating activities, are adequate to finance operations as well as the repayment of current debt obligations.

The Company's contractual obligations and credit facilities as of June 25, 2003 are as follows:

	Payment Due by Period (in thousands)
	Total	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years
Convertible debt (a)	$ 262,086	$ -	$ -	$ -	$ 262,086
Senior notes	30,969	14,300	16,669	-	-
Capital leases	66,844	3,656	6,758	6,985	49,445
Mortgage loan obligations	41,355	2,301	4,769	4,443	29,842
Operating leases	869,041	96,868	185,912	165,393	420,868
Amount of Credit Facility Expiration by Period (in thousands)

Total Commitment
		Less than 1 year (b)	2-3 Years	4-5 Years	After 5 Years
Credit facilities	$ 345,000	$ 70,000	$ 275,000	$ -	$ -

(a) The convertible debt was issued at a discount representing a yield to maturity of 2.75% per annum.  The $262.1 million balance is the accreted carrying value of the debt at June 25, 2003.  The convertible debt will continue to accrete at 2.75% per annum and if held to maturity in October 2021 the obligation will total $431.7 million.

(b) The portion of the credit facilities that expires in less than one year is an uncommitted obligation giving the lenders the option not to extend the Company funding.  However, the lenders have not exercised this option in the past and the Company anticipates that these funds will be available in the future. Should any or all of these obligations not be extended, the Company has adequate capacity under the committed facility, which does not expire until fiscal 2006.

  Capital expenditures consist of purchases of land for future restaurant sites, new restaurants under construction, purchases of new and replacement restaurant furniture and equipment, the acquisition of previously leased equipment and real estate assets, and ongoing remodeling programs. Capital expenditures, net of amounts funded under the respective equipment and real estate leasing facilities, were $326.5 million in fiscal 2003 compared to $371.1 million in fiscal 2002. The decrease is due primarily to the acquisition of the remaining assets leased under the equipment and real estate leasing facilities in fiscal 2002, partially offset by an increase in the number of new store openings during fiscal 2003.  The Company estimates that its fiscal 2004 capital expenditures will approximate $347.7 million. These capital expenditures will be funded primarily from operations and existing credit facilities.

   During the fourth quarter of fiscal 2003, the Company entered into negotiations to sell all sixteen of its Cozymel's restaurants.  The carrying values of the assets to be sold were approximately $23.8 million as of June 25, 2003.  The transaction is expected to close during the second quarter of fiscal 2004.

   In October 2002, the Company made an additional $1.8 million capital contribution to the legal entities (collectively, the "Rockfish Partnership") owning and developing Rockfish Seafood Grill ("Rockfish"), increasing its ownership interest to approximately 43%. Additionally, the Company continued its investment strategy related to Rockfish by entering into a note agreement with Rockfish Partnership in December 2002.  The note was subsequently amended and restated in August 2003, increasing the amount available under the note to $6.8 million and extending the maturity date to February 2004.  The note is intended to fund future Rockfish development and bears interest at LIBOR plus 1.5%.  Upon maturity, Rockfish intends to replace the note with long-term financing provided by the Company or third-party lenders. At June 25, 2003, $4.0 million was outstanding under the note.

   In November 2002, the Company completed the divestiture of Eatzi's and received an $11.0 million cash payment and a $4.0 million promissory note.  The promissory note is unsecured and payable only upon the closing of an initial public offering by Eatzi's.  Due to the uncertainty of collecting the promissory note, the Company has established a reserve for the entire principal balance.

   In May 2003, the Board of Directors authorized an increase in the stock repurchase plan of $100.0 million, bringing the Company's total share repurchase program to $510.0 million.  Pursuant to the Company's stock repurchase plan, the Company repurchased approximately 2.2 million shares of its common stock for $64.5 million during fiscal 2003.  As of June 25, 2003, approximately 18.2 million shares had been repurchased for $392.1 million under the stock repurchase plan.The Company repurchases common stock primarily to offset the dilutive effect of stock option exercises. The repurchased common stock is reflected as a reduction of shareholders' equity. The Company financed the repurchase program through a combination of cash provided by operations and drawdowns on its available credit facilities.

   The Company is not aware of any other event or trend which would potentially affect its liquidity. In the event such a trend develops, the Company believes that there are sufficient funds available under its credit facilities and from its internal cash generating capabilities to adequately manage the expansion of the business.

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

   The Company is exposed to interest rate risk on short-term and long-term financial instruments carrying variable interest rates.  The Company's variable rate financial instruments, consisting of the notional amounts of interest rate swaps, totaled $145.1 million at June 25, 2003.  The impact on the Company's annual results of operations of a one-point interest rate change on the outstanding balance of these variable rate financial instruments as of June 25, 2003 would be approximately $1.5 million.

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

   Impairment of Long-Lived Assets

   The Company reviews property and equipment for impairment when events or circumstances indicate it might be impaired.  The Company tests for impairment using historical cash flows and other relevant facts and circumstances as the primary basis for its estimates of future cash flows.  This process requires the use of estimates and assumptions which are subject to a high degree of judgment.  In addition, at least annually the Company assesses the recoverability of goodwill and other intangible assets related to its restaurant concepts.  These impairment tests require the Company to estimate fair values of its restaurant concepts by making assumptions regarding future cash flows, expected growth rates, terminal values, and other factors.  If these assumptions change in the future, the Company may be required to record impairment charges for these assets.

   Financial Instruments

   The Company enters into interest rate swaps to maintain the value of certain fixed-rate debt and lease obligations.  The fair value of these swaps is estimated using widely accepted valuation methods.  The valuation of derivatives involves considerable judgment, including estimates of future interest rate curves.  Changes in those estimates may materially affect the amounts recognized in the balance sheet for the Company's derivatives and interest costs in future periods.

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

RECENT ACCOUNTING PRONOUNCEMENTS

   In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. ("FIN") 46, "Consolidation of Variable Interest Entities".  This interpretation provides guidance on the identification of, and financial reporting for, variable interest entities.  Variable interest entities are entities that lack the characteristics of a controlling financial interest or lack sufficient equity to finance its activities without additional subordinated financial support.  FIN 46 requires a company to consolidate a variable interest entity if that company is obligated to absorb the majority of the entity's expected losses or entitled to receive the majority of the entity's residual returns, or both.  FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest.  FIN 46 is applicable immediately to variable interest entities created after January 31, 2003.  For all variable interest entities created prior to February 1, 2003, FIN 46 is applicable to periods beginning after June 15, 2003.  We do not currently believe that consolidation of any entities will be required as a result of our adoption of FIN 46.

MANAGEMENT OUTLOOK

   During fiscal 2003, the Company delivered another record year of financial performance in a difficult macro environment.  These results were achieved by disciplined capacity growth and diligent fiscal responsibility.  We remain focused on guest satisfaction and our passionate culinary culture, both of which we believe are key contributors to continued success.

   During fiscal 2004, the Company will continue to implement and leverage the strategies and initiatives that drove fiscal 2003 performance.  Positive lifestyle, demographic, and demand trends for food away from home help the industry balance an uncertain economic environment.  Revenue growth will be driven by a combination of capacity growth, continued brand development, an effective real estate strategy and initiatives to increase same store sales.   The Company believes the ongoing efforts designed to enhance our guests' experience provide the best avenue to deliver long-term shareholder value.

FORWARD-LOOKING STATEMENTS

   The Company wishes to caution readers that the following important factors, among others, could cause the actual results of the Company to differ materially from those indicated by forward-looking statements made in this report and from time to time in news releases, reports, proxy statements, registration statements and other written communications, as well as verbal forward-looking statements made from time to time by representatives of the Company.  Such forward-looking statements involve risks and uncertainties that may cause the Company's or the restaurant industry's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements.  Factors that might cause actual events or results to differ materially from those indicated by these forward-looking statements may include matters such as future economic performance, restaurant openings, operating margins, the availability of acceptable real estate locations for new restaurants, the sufficiency of the Company's cash balances and cash generated from operating and financing activities for the Company's future liquidity and capital resource needs, and other matters, and are generally accompanied by words such as "believes," "anticipates," "estimates," "predicts," "expects" and similar expressions that convey the uncertainty of future events or outcomes.  An expanded discussion of some of these risk factors follows.

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

   Each of the Company's restaurants is subject to licensing and regulation by alcoholic beverage control, health, sanitation, safety and fire agencies in the state, county and/or municipality in which the restaurant is located.  The Company generally has not encountered any difficulties or failures in obtaining the required licenses or approvals that could delay or prevent the opening of a new restaurant and although the Company does not, at this time, anticipate any occurring in the future, there can be no assurance that the Company will not experience material difficulties or failures that could delay the opening of restaurants in the future.

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

   The Company is subject to the Fair Labor Standards Act, which governs such matters as minimum wages, overtime and other working conditions, along with the Americans With Disabilities Act, various family leave mandates and a variety of other laws enacted, or rules and regulations promulgated, by federal, state and local governmental authorities that govern these and other employment matters. Although the Company expects increases in payroll expenses as a result of federal, state and local mandated increases in the minimum wage, and although such increases are not expected to be material, there can be no assurance that there will not be material increases in the future.  However, the Company's vendors may be affected by higher minimum wage standards, which may result in increases in the price of goods and services supplied to the Company.

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

   The Company's success depends in part on its ability to absorb increases in utility costs.  Various regions of the United States in which the Company operates multiple restaurants, particularly California, have experienced significant and temporary increases in utility prices.  If these increases should recur, they will have an adverse effect on the Company's profitability.

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

   Multi-unit restaurant businesses can be adversely affected by publicity resulting from poor food quality, illness or other health concerns or operating issues stemming from one or a limited number of restaurants.  In particular, since the Company depends heavily on the "Chili's" brand for a majority of its revenues, unfavorable publicity relating to one or more Chili's restaurants could have a material adverse effect on the Company's business, results of operations, and financial condition.

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

BRINKER INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

Fiscal Years
	2003	2002	2001

Revenues	$3,285,394	$2,887,111	$2,406,874
Operating Costs and Expenses:
Cost of sales	900,379	796,714	663,357
Restaurant expenses	1,828,496	1,591,367	1,303,349
Depreciation and amortization	158,153	130,102	100,064
General and administrative	131,763	121,420	109,110
Total operating costs and expenses	3,018,791	2,639,603	2,175,880

Operating income	266,603	247,508	230,994

Interest expense	12,449	13,327	8,608
Other, net	567	2,332	459
Income before provision for
income taxes	253,587	231,849	221,927

Provision for income taxes	84,951	79,136	76,779
Net income	$ 168,636	$ 152,713	$ 145,148

Basic net income per share	$ 1.74	$ 1.56	$ 1.46

Diluted net income per share	$ 1.70	$ 1.52	$ 1.42

Basic weighted average
shares outstanding	97,096	97,862	99,101

Diluted weighted average
shares outstanding	99,135	100,565	102,098

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	2003	2002
ASSETS
Current Assets:
Cash and cash equivalents	$ 33,492	$ 10,091
Accounts receivable	34,619	26,035
Inventories	24,403	21,768
Prepaid expenses and other	73,953	68,387
Income taxes receivable	-	15,673

Total current assets	166,467	141,954
Property and Equipment, at Cost:
Land	269,212	254,000
Buildings and leasehold improvements	1,245,546	1,091,434
Furniture and equipment	588,815	635,403
Construction-in-progress	71,913	57,015
	2,175,486	2,037,852
Less accumulated depreciation and amortization	(675,914)	(682,435)
Net property and equipment	1,499,572	1,355,417
Other Assets:
Goodwill	185,068	193,899
Other	92,183	92,066
Total other assets	277,251	285,965
Total assets	$1,943,290	$1,783,336

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Current installments of long-term debt	$ 17,629	$ 17,292
Accounts payable	108,068	118,418
Accrued liabilities	176,583	166,510
Income taxes payable	7,931	-
Total current liabilities	310,211	302,220
Long-term debt, less current installments	353,785	426,679
Deferred income taxes	55,096	17,295
Other liabilities	83,948	60,046

Commitments and Contingencies (Notes 9 and 15)

Shareholders' Equity:
Common stock - 250,000,000 authorized shares;
$.10 par value; 117,499,541 shares issued
and 97,854,952 shares outstanding at
June 25, 2003, and 117,500,054 shares issued
and 97,440,391 shares outstanding at June 26, 2002	11,750	11,750
Additional paid-in capital	344,486	330,191
Accumulated other comprehensive income	609	-
Retained earnings	1,123,337	954,701
	1,480,182	1,296,642
Less:
Treasury stock, at cost (19,644,589 shares at
June 25, 2003 and 20,059,663 shares at
June 26, 2002)	(337,946)	(317,674)
Unearned compensation	(1,986)	(1,872)
Total shareholders' equity	1,140,250	977,096
Total liabilities and shareholders' equity	$1,943,290	$1,783,336
See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)

	Common Stock		Additional Paid-In	Retained	Treasury	Accumulated Other Comprehensive	Unearned
	Shares

 Amount

			Capital	Earnings
 Stock

 Income

Compensation

Total

Balances at June 28, 2000	98,798	$11,754	$ 298,172	$ 656,840	$(201,531)	$ -	$ (3,027)	$ 762,208

Net income	-	-	-	145,148	-	-	-	145,148
Change in fair value
of derivatives, net of tax	-	-	-	-	-	(895)	-	(895)

Comprehensive income								144,253

Purchases of treasury stock	(2,841)	-	-	-	(65,578)	-	-	(65,578)
Issuances of common stock	3,541	-	(2,529)	-	41,194	-	-	38,665
Tax benefit from stock
options exercised	-	-	19,430	-	-	-	-	19,430
Amortization of unearned
compensation	-	-	-	-	-	-	1,307	1,307
Issuance of restricted
stock, net of forfeitures	11	(4)	(206)	-	581	-	(369)	2

Balances at June 27, 2001	99,509	11,750	314,867	801,988	(225,334)	(895)	(2,089)	900,287

Net income	-	-	-	152,713	-	-	-	152,713
Reclassification adjustment
to earnings, net of tax	-	-	-	-	-	895	-	895

Comprehensive income								153,608

Purchases of treasury stock	(5,058)	-	-	-	(136,069)	-	-	(136,069)
Issuances of common stock	2,890	-	(4,602)	-	42,394	-	-	37,792
Tax benefit from stock
options exercised	-	-	18,826	-	-	-	-	18,826
Amortization of unearned
compensation	-	-	-	-	-	-	1,594	1,594
Issuance of restricted
stock, net of forfeitures	99	-	1,100	-	1,335	-	(1,377)	1,058

Balances at June 26, 2002	97,440	11,750	330,191	954,701	(317,674)	-	(1,872)	977,096

Net income	-	-	-	168,636	-	-	-	168,636
Change in fair value
of investments, net of tax	-	-	-	-	-	609	-	609

Comprehensive income								169,245

Purchases of treasury stock	(2,208)	-	-	-	(64,477)	-	-	(64,477)
Issuances of common stock	2,492	-	(1,748)	-	42,048	-	-	40,300
Tax benefit from stock
options exercised	-	-	13,710	-	-	-	-	13,710
Amortization of unearned
compensation	-	-	-	-	-	-	2,101	2,101
Issuance of restricted
stock, net of forfeitures	131	-	2,333	-	2,157	-	(2,215)	2,275

Balances at June 25, 2003	97,855	$11,750	$ 344,486	$1,123,337	$(337,946)	$ 609	$ (1,986)	$1,140,250
See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

Fiscal Years
	2003	2002	2001
Cash Flows from Operating Activities:
Net income	$ 168,636	$ 152,713	$ 145,148
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	158,153	130,102	100,064
Amortization of deferred costs	11,721	8,252	1,307
Deferred income taxes	39,194	24,166	3,213
Impairment of property and equipment	18,524	-	-
Impairment of intangible assets	10,624	-	-
Impairment of notes receivable	-	8,723	-
Loss on sale of affiliate	-	-	387
Changes in assets and liabilities, excluding
effects of acquisitions and disposition:
Receivables	(8,956)	6,138	(6,751)
Inventories	(2,635)	2,863	(9,732)
Prepaid expenses and other	557	(3,467)	(2,112)
Other assets	2,474	3,640	(5,156)
Current income taxes	37,314	6,172	4,276
Accounts payable	(10,350)	19,982	(2,567)
Accrued liabilities	14,943	29,006	18,812
Other liabilities	8,672	2,418	610
Net cash provided by operating activities	448,871	390,708	247,499

Cash Flows from Investing Activities:
Payments for property and equipment	(326,525)	(371,052)	(205,160)
Payments for purchases of restaurants	-	(60,491)	(92,267)
Proceeds from sale of affiliate	-	4,000	1,000
Investments in equity method investees	(1,750)	(12,322)	(3,443)
Repayment of notes receivable from affiliate	11,000	325	975
Issuance of loan to affiliate	(4,000)	(1,000)	-
Net repayments from (advances to) affiliates	372	708	(688)
Net cash used in investing activities	(320,903)	(439,832)	(299,583)

Cash Flows from Financing Activities:
Net (payments) borrowings on credit facilities	(63,500)	(83,200)	94,900
Payments of long-term debt	(16,890)	(16,908)	(14,934)
Net proceeds from issuance of debt	-	244,288	-
Proceeds from issuances of treasury stock	40,300	37,792	38,665
Purchases of treasury stock Net cash (used in) provided by financing	(64,477)	(136,069)	(65,578)
activities	(104,567)	45,903	53,053

Net change in cash and cash equivalents	23,401	(3,221)	969
Cash and cash equivalents at beginning of year	10,091	13,312	12,343
Cash and cash equivalents at end of year	$ 33,492	$ 10,091	$ 13,312

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

   The consolidated financial statements include the accounts of Brinker International, Inc. and its wholly-owned subsidiaries (the "Company"). All intercompany accounts and transactions have been eliminated in consolidation. The Company owns and operates, franchises, and is involved in the ownership of various restaurant concepts principally located in the United States. Investments in unconsolidated affiliates in which the Company exercises significant influence, but does not control, are accounted for by the equity method, and the Company's share of the net income or loss of the investee is included in other, net in the consolidated statements of income.

   The Company has a 52/53 week fiscal year ending on the last Wednesday in June. Fiscal years 2003, 2002, and 2001, which ended on June 25, 2003, June 26, 2002, and June 27, 2001 respectively, each contained 52 weeks.

   Certain prior year amounts in the accompanying consolidated financial statements have been reclassified to conform with fiscal 2003 presentation.  These reclassifications have no effect on the Company's net income or financial position as previously reported.

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

(c) Financial Instruments

   The Company's policy is to invest cash in excess of operating requirements in income‑producing investments. Income-producing investments with maturities of three months or less at the time of investment are reflected as cash equivalents.

   The Company's financial instruments at June 25, 2003 and June 26, 2002 consist of cash equivalents, accounts receivable, notes receivable, and long-term debt. The fair value of the Company's convertible debt, based on quoted market prices, totaled approximately $308.3 million and $289.2 million at June 25, 2003 and June 26, 2002, respectively.  The fair value of all other financial instruments approximates the carrying amounts reported in the consolidated balance sheets. The following methods were used in estimating the fair value of financial instruments other than the convertible debt: cash equivalents and accounts receivable approximate their carrying amounts due to the short duration of those items; notes receivable are based on the present value of expected future cash flows discounted at the interest rate currently offered by the Company which approximates rates currently being offered by local lending institutions for loans of similar terms to companies with comparable credit risk; and long-term debt is based on the amount of future cash flows discounted using the Company's expected borrowing rate for debt of comparable risk and maturity.

   The Company does not use derivative instruments for trading purposes and the Company has procedures in place to monitor and control their use. The Company's use of derivative instruments is currently limited to interest rate swaps, which are entered into with the intent of hedging exposures to changes in value of certain fixed-rate debt and lease obligations.  The Company records all derivative instruments in the consolidated balance sheet at fair value.  The accounting for the gain or loss due to changes in fair value of the derivative instrument depends on whether the derivative instrument qualifies as a hedge.  If the derivative instrument does not qualify as a hedge, the gains or losses are reported in earnings when they occur. However, if the derivative instrument qualifies as a hedge, the accounting varies based on the type of risk being hedged.  Amounts receivable or payable under interest rate swaps related to the hedged debt and lease obligations are recorded as adjustments to interest expense and restaurant expenses, respectively. Cash flows related to derivative transactions are included in operating activities. See Notes 7 and 8 for additional discussion of debt-related agreements and hedging activities.

(d) Inventories

   Inventories, which consist of food, beverages, and supplies, are stated at the lower of cost (weighted average cost method) or market.

(e) Property and Equipment

   Buildings and leasehold improvements are amortized using the straight‑line method over the lesser of the life of the lease, including renewal options, or the estimated useful lives of the assets, which range from 4 to 20 years. Furniture and equipment are depreciated using the straight‑line method over the estimated useful lives of the assets, which range from 3 to 10 years.

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

(f) Capitalized Interest

   Interest costs capitalized during the construction period of restaurants were approximately $5.6 million, $4.5 million, and $2.8 million during fiscal 2003, 2002, and 2001, respectively.

(g) Advertising

   Advertising costs are expensed as incurred.  Advertising costs were $135.2 million, $116.6 million, and $95.4 million in fiscal 2003, 2002, and 2001, respectively, and are included in restaurant expenses in the consolidated statements of income.

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

   Intangible assets subject to amortization under SFAS No. 142 consist primarily of intellectual property.  Amortization expense is calculated using the straight-line method over their estimated useful lives of 15 to 20 years.  Intangible assets not subject to amortization consist primarily of reacquired development rights.  See Note 4 for additional disclosures related to goodwill and other intangibles.

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

(k) Stock-Based Compensation

   The Company accounts for its stock based compensation under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations ("APB 25"), and has adopted the disclosure-only provisions of SFAS No. 123.  Under APB 25, no stock-based compensation cost is reflected in net income for grants of stock options to employees because the Company grants stock options with an exercise price equal to the market value of the stock on the date of grant.  Had the Company used the fair value based accounting method for stock compensation expense prescribed by SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro-forma amounts illustrated as follows (in thousands, except per share amounts):

	2003	2002	2001

Net income - as reported	$168,636	$152,713	$145,148
Add: Reported stock-based compensation expense, net of taxes	3,352	3,762	3,747
Deduct: Fair value based compensation expense, net of taxes	(19,186)	(18,672)	(15,932)
Net income - pro forma	$152,802	$137,803	$132,963

Earnings per share:
Basic - as reported	$ 1.74	$ 1.56	$ 1.46
Basic - pro forma	$ 1.57	$ 1.41	$ 1.34

Diluted - as reported	$ 1.70	$ 1.52	$ 1.42
Diluted - pro forma	$ 1.54	$ 1.35	$ 1.30

   The weighted average fair value of option grants was $10.76, $10.66, and $10.90 during fiscal 2003, 2002 and 2001, respectively.  The fair value is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2003	2002	2001

Expected volatility	34.0%	35.5%	34.1%
Risk-free interest rate	3.0%	4.1%	5.9%
Expected lives	5 years	5 years	5 years
Dividend yield	0.0%	0.0%	0.0%

   The pro forma disclosures provided are not likely to be representative of the effects on reported net income for future years due to future grants.

(l) Comprehensive Income

   Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources.  Fiscal 2003 comprehensive income consists of net income and the unrealized portion of changes in the fair value of the Company's investments in mutual funds.  Fiscal 2002 comprehensive income consists of net income and the effective unrealized portion of changes in the fair value of the Company's cash flow hedges.

(m) Net Income Per Share

   Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period.  Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.  For the calculation of diluted net income per share, the basic weighted average number of shares is increased by the dilutive effect of stock options determined using the treasury stock method.  The Company had approximately 1.4 million, 1.9 million, and 1.8 million stock options outstanding at June 25, 2003, June 26, 2002, and June 27, 2001, respectively, that were not included in the dilutive earnings per share calculation because the effect would have been antidilutive.  The Company's contingently convertible debt securities are not considered for purposes of diluted earnings per share unless the required conversion criteria have been met as of the end of the reporting period.

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

2.  BUSINESS COMBINATIONS AND INVESTMENT IN EQUITY METHOD INVESTEE

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

   In July 2001, the Company acquired a partnership interest in Rockfish Partnership, a privately held Dallas-based restaurant company.  The Company made a $12.3 million capital contribution to Rockfish Partnership in exchange for an approximate 40% ownership interest.  In October 2002, the Company made an additional $1.8 million capital contribution to Rockfish Partnership increasing its ownership interest to approximately 43%.

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

3.  Provision for Impaired Assets and Restaurant Closings

   During fiscal 2003, the Company evaluated the results of its efforts to reposition Cozymel's.  Based on the performance of recent openings, the Company decided the brand no longer met the growth characteristics needed to remain in the Company's portfolio.  As a result, the Company entered into negotiations during the fourth quarter to sell all sixteen of its Cozymel's restaurants.  The decision to discontinue growth and sell the brand required the Company to record asset impairment charges totaling $20.3 million ($13.8 million for property and equipment and $6.5 million for the remaining carrying value of goodwill).  The carrying values of the assets to be sold were approximately $23.8 million as of June 25, 2003 and consisted primarily of property and equipment.  The transaction is expected to close during the second quarter of fiscal 2004.  The asset impairment charges are included in restaurant expenses in the consolidated statement of income.

   In fiscal 2003, the Company recorded a $5.4 million charge for long-lived asset impairments and exit costs resulting from the decision to close nine restaurants and to write down the assets of one under-performing restaurant.  Substantially all of the assets were fully impaired. The impairment charges and exit costs are included in restaurant expenses in the consolidated statement of income.

   In fiscal 2003, the Company closed one of the two remaining PIZZAAHHH! restaurant locations and cancelled all future development plans for the concept.  As a result of this decision, a $4.1 million impairment charge was recorded, representing the remaining net book value of the intellectual property rights associated with the PIZZAAHHH! concept.  The impairment charge is included in restaurant expenses in the consolidated statement of income.

4.  GOODWILL AND OTHER INTANGIBLES

   The changes in the carrying amount of goodwill for the fiscal years ended June 25, 2003 and June 26, 2002 are as follows (in thousands):

	2003	2002

Balance at beginning of year	$193,899	$138,127
Goodwill arising from acquisitions (see Note 2)	-	55,473
Impairment of goodwill (see Note 3)	(6,501)	-
Purchase allocation adjustments	(2,330)	299
Balance at end of year	$185,068	$193,899

   The pro forma effect of the adoption of SFAS No. 142 on net income in fiscal 2001 was an increase of $2.3 million to $147.5 million.  The pro forma effects on basic and diluted earnings per share in fiscal 2001 were increases of $0.03 to $1.49 and $0.02 to $1.44, respectively.

   The gross carrying amount of intellectual property subject to amortization totaled $1.2 million at June 25, 2003 and $6.4 million at June 26, 2002 (see Note 3 for additional discussion).  Accumulated amortization related to these intangible assets totaled approximately $308,000 and $1.2 million at June 25, 2003 and June 26, 2002, respectively.

   The carrying amount of reacquired development rights not subject to amortization totaled $4.4 million at June 25, 2003 and June 26, 2002.

5.  ACCRUED AND OTHER LIABILITIES

   Accrued liabilities consist of the following (in thousands):

	2003	2002

Payroll	$ 73,916	$ 70,121
Gift cards	36,013	27,141
Sales tax	19,206	16,411
Property tax	14,901	13,624
Other	32,547	39,213
	$176,583	$166,510

   Other liabilities consist of the following (in thousands):

	2003	2002

Retirement plan (see Note 12)	$ 33,086	$ 29,869
Other	50,862	30,177
	$ 83,948	$ 60,046

6.  INCOME TAXES

   The provision for income taxes consists of the following (in thousands):

	2003	2002	2001
Current income tax expense:
Federal	$ 36,761	$ 47,228	$ 62,609
State	8,107	6,819	10,269
Foreign	889	923	688
Total current income tax expense	45,757	54,970	73,566

Deferred income tax expense:
Federal	37,279	22,088	2,989
State	1,915	2,078	224
Total deferred income tax expense	39,194	24,166	3,213
	$ 84,951	$ 79,136	$ 76,779

   A reconciliation between the reported provision for income taxes and the amount computed by applying the statutory Federal income tax rate of 35% to income before provision for income taxes is as follows (in thousands):

	2003	2002	2001

Income tax expense at statutory rate	$ 88,755	$ 81,147	$ 77,674
FICA tax credit	(13,236)	(9,002)	(7,029)
State income taxes, net of Federal benefit	6,514	5,783	6,822
Other	2,918	1,208	(688)
	$ 84,951	$ 79,136	$ 76,779

   The income tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities as of June 25, 2003 and June 26, 2002 are as follows (in thousands):

	2003	2002
Deferred income tax assets:
Insurance reserves	$ 3,966	$ 7,099
Employee benefit plans	13,387	12,243
Leasing transactions	8,902	8,564
Other, net	19,865	13,077
Total deferred income tax assets	46,120	40,983

Deferred income tax liabilities:
Depreciation and capitalized interest
on property and equipment	72,390	34,326
Prepaid expenses	9,969	7,928
Goodwill and other amortization	9,106	5,371
Other, net	9,484	8,993
Total deferred income tax liabilities	100,949	56,618
Net deferred income tax liability	$ 54,829	$ 15,635

   Deferred income tax assets totaling approximately $267,000 and $1.7 million are included in prepaid expenses and other in the accompanying consolidated balance sheets as of June 25, 2003 and June 26, 2002, respectively.

7.  DEBT

   Long-term debt consists of the following (in thousands):

	2003	2002

Convertible debt	$262,086	$254,948
Senior notes	30,969	45,953
Credit facilities	-	63,500
Capital lease obligations (see Note 9)	37,004	36,047
Mortgage loan obligations	41,355	43,523
	371,414	443,971
Less current installments	(17,629)	(17,292)
	$353,785	$426,679

   In October 2001, the Company issued $431.7 million of zero coupon convertible senior debentures (the "Debentures"), maturing on October 10, 2021, and received proceeds totaling approximately $250.0 million prior to debt issuance costs.  The Debentures require no interest payments and were issued at a discount representing a yield to maturity of 2.75% per annum.  The Debentures are redeemable at the Company's option beginning on October 10, 2004, and the holders of the Debentures may require the Company to redeem the Debentures on October 10, 2003, 2005, 2011 or 2016, and in certain other circumstances.  In addition, each $1,000 Debenture is convertible into 18.08 shares of the Company's common stock if the stock's market price exceeds 120% of the accreted conversion price at specified dates, the Company exercises its option to redeem the Debentures, the credit rating of the Debentures is reduced below both Baa3 and BBB-, or upon the occurrence of certain specified corporate transactions.  The accreted conversion price is equal to the issue price of the Debenture plus accrued original issue discount divided by 18.08 shares.

   The $31.0 million of unsecured senior notes bear interest at an annual rate of 7.8%. Interest is payable semi-annually and principal of $14.3 million is due annually through fiscal 2004 with the remaining unpaid balance due in fiscal 2005.

   The Company has credit facilities aggregating $345.0 million at June 25, 2003. A revolving credit facility of $275.0 million bears interest at LIBOR (1.00% at June 25, 2003) plus a maximum of 1.375% (0.65% at June 25, 2003) and expires in fiscal 2006. The remaining credit facilities bear interest based upon the lower of the banks' "Base" rate, certificate of deposit rate, negotiated rate, or LIBOR rate plus 0.375%, and expire at various times beginning in fiscal 2004. Unused credit facilities available to the Company were $345.0 million at June 25, 2003. Obligations under the Company's credit facilities, which require short-term repayments, have been classified as long-term debt, reflecting the Company's intent and ability to refinance these borrowings through the existing credit facilities.

   Pursuant to the acquisition of NERCO (see Note 2), the Company assumed $41.4 million in mortgage loan obligations.  The obligations require monthly principal and interest payments, mature on various dates from September 2004 through March 2020, and bear interest at rates ranging from 8.44% to 10.75% per year.  The obligations are collateralized by the acquired restaurant properties.

   The Company's debt agreements contain various restrictive covenants which, among other things, require the maintenance of certain fixed charge, net worth, and leverage ratios.  The Company is currently in compliance with all covenants.

   Excluding capital lease obligations (see Note 9), the Company's long-term debt maturities for the five years following June 25, 2003 are as follows (in thousands):

Fiscal Year

2004	$ 16,601
2005	19,006
2006	2,432
2007	2,303
2008	2,140
Thereafter	291,928
$334,410

8.  DERIVATIVE FINANCIAL INSTRUMENTS

   The Company entered into two interest rate swaps in April 2000 with a total notional value of $28.5 million at June 25, 2003.  These fair value hedges change the fixed-rate interest on the senior notes to variable-rate interest.  Under the terms of the hedges (which expire in fiscal 2005), the Company pays semi-annually a variable interest rate based on 90-Day LIBOR (1.00% at June 25, 2003) plus 0.530% for one of the swaps and 180-Day LIBOR (0.98% at June 25, 2003) plus 0.395% for the other swap, in arrears, compounded at three-month intervals.  The Company receives semi-annually the fixed interest rate of 7.8% on the senior notes. The estimated fair value of these agreements at June 25, 2003 was approximately $2.5 million, which is included in other assets in the Company's consolidated balance sheet at June 25, 2003. The Company's interest rate swap hedges meet the criteria for the "short-cut method" under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."  Accordingly, the changes in fair value of the swaps are offset by a like adjustment to the carrying value of the debt and no hedge ineffectiveness is assumed.

   The Company entered into three interest rate swaps in December 2001 with a total notional value of $116.6 million at June 25, 2003.  These fair value hedges change the fixed-rate interest component of an operating lease commitment for certain real estate properties entered into in November 1997 to variable-rate interest.  Under the terms of the hedges (which expire in fiscal 2018), the Company pays monthly a variable rate based on 30-Day LIBOR (1.02% at June 25, 2003) plus 1.26%.  The Company receives monthly the fixed interest rate of 7.156% on the lease.  The estimated fair values of these agreements at June 25, 2003 and June 26, 2002 were assets of approximately $21.4 million and $5.7 million, respectively.  There was no hedge ineffectiveness during fiscal 2003 or 2002.  Changes in fair value of the swaps are recorded in other liabilities.

9.  LEASES

(a) Capital Leases

   The Company leases certain buildings under capital leases. The asset values of $27.5 million at June 25, 2003 and $26.4 million at June 26, 2002, respectively, and the related accumulated amortization of $8.2 million and $6.8 million at June 25, 2003 and June 26, 2002, respectively, are included in property and equipment. Amortization of assets under capital lease is included in depreciation and amortization expense.

(b) Operating Leases

   The Company leases restaurant facilities, office space, and certain equipment under operating leases having terms expiring at various dates through fiscal 2095. The restaurant leases have renewal clauses of 1 to 35 years at the option of the Company and have provisions for contingent rent based upon a percentage of gross sales, as defined in the leases.  Rent expense for fiscal 2003, 2002, and 2001 was $107.2 million, $100.4 million, and $89.2 million, respectively.  Contingent rent included in rent expense for fiscal 2003, 2002, and 2001 was $10.3 million, $9.7 million, and $8.9 million, respectively.

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

(c) Commitments

   At June 25, 2003, future minimum lease payments on capital and operating leases were as follows (in thousands):

Fiscal Year	Capital Leases	Operating Leases

2004	$ 3,656	$ 96,868
2005	3,393	94,923
2006	3,365	90,989
2007	3,450	85,836
2008	3,535	79,557
Thereafter	49,445	420,868
Total minimum lease payments	66,844	$869,041
Imputed interest (average rate of 7%)	(29,840)
Present value of minimum lease payments	37,004
Less current installments	(1,028)
	$ 35,976

   At June 25, 2003, the Company had entered into other lease agreements for restaurant facilities currently under construction or yet to be constructed. Classification of these leases as capital or operating has not been determined as construction of the leased properties has not been completed.

10.  STOCK OPTION PLANS

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

   In October 1993, the 1983 Incentive Stock Option Plan (the "1983 Plan") expired. Consequently, no options were granted under the 1983 Plan subsequent to fiscal 1993. Options granted prior to the expiration of the 1983 Plan were exercisable through April 2003.

   In October 1998, the Stock Option and Incentive Plan (the "1998 Plan") was adopted and no additional options were granted under the 1992 Incentive Stock Option Plan (the "1992 Plan").  Options granted under the 1992 Plan prior to the adoption of the 1998 Plan remain exercisable through March 2008.

  Transactions during fiscal 2003, 2002, and 2001 were as follows (in thousands, except option prices):

	Number of Company Options			Weighted Average Share Exercise Price
	2003	2002	2001	2003	2002	2001
Options outstanding at
beginning of year	9,944	10,759	11,997	$20.50	$16.91	$13.03
Granted	2,639	2,512	2,808	30.68	27.90	26.96
Exercised	(2,477)	(2,892)	(3,373)	16.05	13.09	11.01
Forfeited	(495)	(435)	(673)	27.54	23.38	19.18
Options outstanding at
end of year	9,611	9,944	10,759	$24.07	$20.50	$16.91

Options exercisable at
end of year	3,809	4,091	4,788	$16.69	$13.38	$11.64

Options Outstanding				Options Exercisable
Range of exercise prices	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average exercise price

$ 7.42-$11.58	1,147	3.37	$ 8.51	1,147	$ 8.51
$ 12.89-$18.67	1,788	5.75	16.92	1,788	16.92
$ 25.50-$33.02	6,676	8.47	28.67	874	26.96
9,611	7.35		$24.07	3,809	$16.69

(b) 1991 and 1999 Non-Employee Stock Option Plans

   In accordance with the Stock Option Plan for Non-Employee Directors and Consultants adopted in May 1991 (the "1991 Plan"), options to purchase 881,250 shares of Company common stock were authorized for grant. In fiscal 2000, the 1991 Plan was replaced by the 1999 Stock Option and Incentive Plan for Non-Employee Directors and Consultants which authorized the issuance of up to 450,000 shares of Company common stock.  The authority to issue the remaining stock options under the 1991 Plan has been terminated.  Options are granted at the market value of the underlying common stock on the date of grant, vest one-third each year beginning two years from the date of grant, and expire 10 years from the date of grant.

   Transactions during fiscal 2003, 2002, and 2001 were as follows (in thousands, except option prices):

	Number of Company Options			Weighted Average Share Exercise Price
	2003	2002	2001	2003	2002	2001
Options outstanding at
beginning of year	353	351	468	$17.79	$13.96	$11.65
Granted	102	82	38	32.18	30.06	23.96
Exercised	(15)	(70)	(155)	15.36	11.24	9.44
Forfeited		(10)			30.06
Options outstanding at
end of year	440	353	351	$21.21	$17.79	$13.96

Options exercisable at
end of year	238	199	208	$13.57	$12.61	$11.71

   At June 25, 2003, the range of exercise prices for options outstanding was $8.33 to $32.80 with a weighted average remaining contractual life of 6.55 years.

 11.  SHAREHOLDERS' EQUITY

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

(b) Preferred Stock

   The Company's Board of Directors is authorized to provide for the issuance of 1,000,000 preferred shares with a par value of $1.00 per share, in one or more series, and to fix the voting rights, liquidation preferences, dividend rates, conversion rights, redemption rights, and terms, including sinking fund provisions, and certain other rights and preferences.  As of June 25, 2003, no preferred shares were issued.

(c) Treasury Stock

   In May 2003, the Board of Directors authorized an increase in the stock repurchase plan of $100.0 million, bringing the Company's total share repurchase program to $510.0 million.  Pursuant to the Company's stock repurchase plan, the Company repurchased approximately 2.2 million shares of its common stock for $64.5 million during fiscal 2003, resulting in a cumulative repurchase total of approximately 18.2 million shares of its common stock for $392.1 million. The Company's stock repurchase plan is used by the Company primarily to offset the dilutive effect of stock option exercises. The repurchased common stock is reflected as a reduction of shareholders' equity.

(d) Restricted Stock

   Pursuant to shareholder approval in November 1999, the Company implemented the Executive Long-Term Incentive Plan for certain key employees, one component of which is the award of restricted common stock.  During fiscal 2003 and 2002, respectively, approximately 131,000 and 100,000 shares of restricted common stock were awarded, the majority of which vests over a three-year period. Unearned compensation was recorded as a separate component of shareholders' equity at the date of the award based on the market value of the shares and is being amortized to compensation expense over the vesting period.

12.  SAVINGS PLANS

   The Company sponsors a qualified defined contribution retirement plan ("Plan I") covering salaried employees who have attained the age of twenty-one and hourly employees who have completed one year of service and have attained the age of twenty-one. Plan I allows eligible employees to contribute, subject to Internal Revenue Service limitations on total annual contributions, up to 50% of their base compensation and 100% of their eligible bonuses, as defined in the plan, to various investment funds. The Company matches in cash at a rate of 25% of the first 5% a salaried employee contributes. Hourly employees do not receive matching contributions.  Employee contributions vest immediately while Company contributions vest 25% annually beginning in the participant's second year of eligibility. In fiscal 2003, 2002, and 2001, the Company contributed approximately $889,000, $828,000, and $788,000, respectively.

   The Company sponsors a non-qualified defined contribution retirement plan ("Plan II") covering highly compensated employees, as defined in the plan. Plan II allows eligible employees to defer receipt of up to 50% of their base compensation and 100% of their eligible bonuses, as defined in the plan. The Company matches in cash at a rate of 25% of the first 5% of contributions. Employee contributions vest immediately while Company contributions vest 25% annually beginning in the participant's second year of eligibility. In fiscal 2003, 2002, and 2001, the Company contributed approximately $724,000, $657,000, and $655,000, respectively. At the inception of Plan II, the Company established a Rabbi Trust to fund Plan II obligations. The market value of the trust assets is included in other assets and the liability to Plan II participants is included in other liabilities.

13.  SUPPLEMENTAL CASH FLOW INFORMATION

   Cash paid for interest and income taxes is as follows (in thousands):

	2003	2002	2001

Interest, net of amounts capitalized	$ 3,215	$ 8,229	$ 8,904
Income taxes, net of refunds	7,553	48,801	68,597

   Non-cash investing and financing activities are as follows (in thousands):

	2003	2002	2001

Retirement of fully depreciated assets	$164,509	$ 10,487	$ 15,544
Net increase in fair value of interest rate swaps	15,063	5,953	2,867
Restricted common stock issued, net of forfeitures	4,490	2,435	371

14.  RELATED PARTY TRANSACTIONS

   The Company entered into a note agreement (the "Note") with Rockfish Partnership in December 2002.  The Note was subsequently amended in August 2003, increasing the amount available under the Note to $6.8 million and extending the maturity date to February 2004.  The Note is intended to fund future Rockfish development and bears interest at LIBOR plus 1.5%.  At June 25, 2003, $4.0 million was outstanding under the Note.

   In fiscal 2002, the Company recorded an approximate $8.7 million charge in restaurant expenses to reduce its notes receivable from Eatzi's Corporation ("Eatzi's") to their net realizable value of $11.0 million.  In November 2002, the Company completed the divestiture of Eatzi's and received an $11.0 million cash payment and a $4.0 million promissory note.  The promissory note is unsecured and payable only upon the closing of an initial public offering by Eatzi's.  Due to the uncertainty of collecting the promissory note, the Company has established a reserve for the entire principal balance.  The carrying value of the notes was approximately $11.0 million at June 26, 2002.

   Notes receivable are included in other assets in the accompanying consolidated balance sheets.

15.  CONTINGENCIES

   In April 2003, the Attorney General of California filed a complaint under California's Proposition 65 seeking penalties and injunctive relief against multiple restaurant groups, including the Company.  Proposition 65 is a notice statute requiring a party to advise the public and its employees if a premise contains products that are known to cause cancer or reproductive toxicity.  Methyl mercury compounds, which are listed under Proposition 65 to cause cancer and reproductive toxicity, can be found in certain select fish that have been or are served by the Company's restaurants.  The complaint alleges the Company did not post appropriate notices in its restaurants related to these mercury compounds.  The Company is in the preliminary stages of settlement discussions with the Attorney General.  It is not possible at this time to reasonably estimate the possible loss or range of loss.

   Due to the size of the Company and the nature of its business, the Company is routinely subject to compliance reviews by the Internal Revenue Service ("IRS") and other taxing jurisdictions on various tax matters, including challenges to various positions the Company asserts.  The Company believes it has adequately accrued for tax contingencies that have met both the probable and reasonably estimable criteria.  There are no amounts accrued for certain other tax contingencies that do not meet this criteria.  In the event that the IRS or another taxing jurisdiction levies an assessment in the future, it is possible the assessment could have a material adverse effect on the Company's consolidated financial condition or results of operations.

   The Company is engaged in various other legal proceedings and has certain unresolved claims pending. The ultimate liability, if any, for the aggregate amounts claimed cannot be determined at this time. However, management of the Company, based upon consultation with legal counsel, is of the opinion that there are no matters pending or threatened which are expected to have a material adverse effect, individually or in the aggregate, on the Company's consolidated financial condition or results of operations.

16.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

   The following table summarizes the unaudited consolidated quarterly results of operations for fiscal 2003 and 2002 (in thousands, except per share amounts):

Fiscal Year 2003
Quarters Ended
	Sept. 25	Dec. 25	March 26	June 25

Revenues	$773,892	$794,510	$840,776	$876,216
Income before provision for
income taxes	$ 67,777	$ 55,809	$ 69,205	$ 60,796
Net income	$ 45,004	$ 37,225	$ 46,160	$ 40,247
Basic net income per share	$0.46	$0.38	$0.48	$0.41
Diluted net income per share	$0.45	$0.38	$0.47	$0.40

Basic weighted average
shares outstanding	97,177	96,784	97,025	97,405
Diluted weighted average
shares outstanding	99,235	98,848	98,901	99,579

Fiscal Year 2002
Quarters Ended
	Sept. 26	Dec. 26	March 27	June 26

Revenues	$672,655	$685,752	$745,786	$782,918
Income before provision for
income taxes	$ 60,695	$ 52,960	$ 51,617	$ 66,577
Net income	$ 39,634	$ 34,636	$ 34,170	$ 44,273

Basic net income per share	$0.40	$0.35	$0.35	$0.45
Diluted net income per share	$0.39	$0.35	$0.34	$0.44

Basic weighted average
shares outstanding	98,963	97,718	97,694	97,675
Diluted weighted average
shares outstanding	101,572	100,131	100,652	100,491

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Brinker International, Inc.:

   We have audited the accompanying consolidated balance sheets of Brinker International, Inc. and subsidiaries as of June 25, 2003 and June 26, 2002, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended June 25, 2003.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brinker International, Inc. and subsidiaries as of June 25, 2003 and June 26, 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended June 25, 2003 in conformity with accounting principles generally accepted in the United States of America.

                                                                                          KPMG LLP

Dallas, Texas
July 31, 2003, except for Note 14,
as to which the date is August 15, 2003

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

   The Company maintains a system of internal controls over financial reporting designed to provide reasonable assurance of the reliability of the consolidated financial statements. The Company's internal audit function monitors and reports on the adequacy of the compliance with the internal control system and appropriate actions are taken to address significant control deficiencies and other opportunities for improving the system as they are identified.  The Audit Committee of the Board of Directors, which is comprised solely of outside directors, provides oversight to the financial reporting process through periodic meetings with our independent auditors, internal auditors, and management.  Both our independent auditors and internal auditors have free access to the Audit Committee.  Although no cost-effective internal control system will preclude all errors and irregularities, we believe our controls as of and for the year ended June 25, 2003 provide reasonable assurance that the consolidated financial statements are reliable.

RONALD A. MCDOUGALL
Chairman of the Board and Chief Executive Officer

CHARLES M. SONSTEBY
Executive Vice President and Chief Financial Officer