Form 10-K, Exhibit 13
period 2004-06-30
BRINKER INTERNATIONAL INC
filed 2004-09-13
CIK 703351

EXHIBIT 13

Brinker International, Inc. Selected Financial Data (In thousands, except per share amounts and number of restaurants)
Fiscal Years
	2004(a)	2003	2002	2001	2000
Income Statement Data:
Revenues	$3,707,486	$3,285,394	$2,887,111	$2,406,874	$2,100,496
Operating Costs and Expenses:
Cost of sales	1,024,724	900,379	796,714	663,357	575,570
Restaurant expenses	2,028,569	1,798,752	1,582,644	1,303,349	1,138,487
Depreciation and amortization	175,449	158,153	130,102	100,064	90,647
General and administrative	153,231	131,763	121,420	109,110	100,123
Restructure charges and other impairments	74,237	29,744	8,723	-	-

Total operating costs and expenses	3,456,210	3,018,791	2,639,603	2,175,880	1,904,827
Operating income	251,276	266,603	247,508	230,994	195,669
Interest expense	11,603	12,449	13,327	8,608	10,746
Other, net	1,742	567	2,332	459	3,381
Income before provision for income taxes	237,931	253,587	231,849	221,927	181,542
Provision for income taxes	83,970	84,951	79,136	76,779	63,702
Net income	$ 153,961	$ 168,636	$ 152,713	$ 145,148	$ 117,840

Basic net income per share	$ 1.60	$ 1.74	$ 1.56	$ 1.46	$ 1.20
Diluted net income per share	$ 1.57	$ 1.70	$ 1.52	$ 1.42	$ 1.17
Basic weighted average shares outstanding	96,072	97,096	97,862	99,101	98,445
Diluted weighted average shares outstanding	97,939	99,135	100,565	102,098	101,114
Balance Sheet Data (End of Period):
Working capital (deficit)	$ 21,758	$ (143,744)	$ (160,266)	$ (110,006)	$ (127,377)
Total assets	2,211,791	1,944,690	1,783,336	1,445,320	1,162,328
Long-term obligations	806,556	492,829	504,020	294,803	169,120
Shareholders' equity	1,026,073	1,140,250	977,096	900,287	762,208
Number of Restaurants
Open (End of Period):
Company-operated	1,194	1,145	1,039	899	774
Franchised/Joint venture	282	257	229	244	264
Total	1,476	1,402	1,268	1,143	1,038

(a) Fiscal year 2004 consisted of 53 weeks while all other periods presented consisted of 52 weeks.

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

   The Company has a 52/53 week fiscal year ending on the last Wednesday in June. Fiscal year 2004, which ended on June 30, 2004, contained 53 weeks while fiscal years 2003 and 2002, which ended on June 25, 2003 and June 26, 2002, respectively, each contained 52 weeks.

RESULTS OF OPERATIONS FOR FISCAL YEARS 2004, 2003, AND 2002

   The following table sets forth expenses as a percentage of total revenues for the periods indicated for revenue and expense items included in the consolidated statements of income:

Percentage of Total Revenues Fiscal Years

	2004	2003	2002
Revenues	100.0%	100.0%	100.0%
Operating Costs and Expenses:
Cost of sales	27.6%	27.4%	27.6%
Restaurant expenses	54.7%	54.8%	54.8%
Depreciation and amortization	4.7%	4.8%	4.5%
General and administrative	4.2%	4.0%	4.2%
Restructure charges and other impairments	2.0%	0.9%	0.3%
Total operating costs and expenses	93.2%	91.9%	91.4%
Operating income	6.8%	8.1%	8.6%
Interest expense	0.3%	0.4%	0.5%
Other, net	0.1%	-	0.1%
Income before provision for income taxes	6.4%	7.7%	8.0%
Provision for income taxes	2.3%	2.6%	2.7%
Net income	4.1%	5.1%	5.3%

OVERVIEW

   The Company is principally engaged in the ownership, operation, development, and franchising of the Chili's Grill & Bar ("Chili's"), Romano's Macaroni Grill ("Macaroni Grill"), Maggiano's Little Italy ("Maggiano's"), On The Border Mexican Grill & Cantina ("On The Border"), Corner Bakery Cafe ("Corner Bakery"), and Big Bowl Asian Kitchen ("Big Bowl") restaurant concepts.  In addition, the Company is involved in the ownership and development of Rockfish Seafood Grill.  At June 30, 2004, the Company owned, operated, franchised, or was involved in the ownership of 1,476 restaurants.  The Company's core concepts accounted for 82.8% of the total units and included 979 Chili's, 215 Macaroni Grill, and 28 Maggiano's restaurants.

The Company intends to continue the expansion of its restaurant concepts by opening units in strategically desirable markets. The Company considers the restaurant site selection process critical to its long-term success and devotes significant effort to the investigation of new locations utilizing a variety of sophisticated analytical techniques. The Company intends to concentrate on the development of certain identified markets to achieve penetration levels deemed desirable in order to improve competitive position, marketing potential and profitability. Expansion efforts will be focused not only on major metropolitan areas, but also on smaller market areas and non-traditional locations (such as airports, kiosks and food courts) that can adequately support any of the Company's restaurant concepts. The specific rate at which the Company is able to open new restaurants is determined by its success in locating satisfactory sites, negotiating acceptable lease or purchase terms, securing appropriate local governmental permits and approvals, and by its capacity to supervise construction and recruit and train management personnel.

The restaurant industry is a highly competitive business, which is sensitive to changes in economic conditions, trends in lifestyles and fluctuating costs.  Operating margins for restaurants are susceptible to fluctuations in prices of commodities, which include among other things, beef, chicken, seafood, dairy, cheese, produce and other necessities to operate a restaurant such as natural gas or other energy supplies.  Additionally, the restaurant industry is characterized by a high initial capital investment, coupled with high labor costs.

Revenues for the first quarter of fiscal 2005 are estimated to increase by 5% to 7% compared to the same quarter in fiscal 2004, driven primarily by capacity gains of 4% to 5%.  Cost of sales is estimated to be 0.3% to 0.4% higher than last year due to the impact of higher beef, chicken and dairy costs.  Restaurant expenses are estimated to be 0.4% to 0.5% higher than last year as a result of increased utility costs.  General and administrative expenses are estimated to be 0.2% higherdue primarily to increased costs related to consumer research.  The effective tax rate during the first quarter is estimated to be approximately 32.3%.

REVENUES

   Revenues for fiscal 2004 increased to $3,707.5 million, 12.8% over the $3,285.4 million generated for fiscal 2003.  Revenues for fiscal 2003 increased 13.8% from fiscal 2002 revenues of $2,887.1 million.  The increases were primarily attributable to a net increase of 49 and 106 company-owned restaurants in fiscal 2004 and 2003, respectively, and an increase in comparable store sales.  Revenues for fiscal 2004 increased due to a 10.5% increase in capacity (as measured by average-weighted sales weeks), of which 2.1% was due to the additional week in fiscal 2004, and a 2.3% increase in comparable store sales.  Revenues for fiscal 2003 increased due to a 12.3% increase in capacity and a 1.5% increase in comparable store sales.  Menu prices in the aggregate increased 1.8% and 1.3% in fiscal 2004 and 2003, respectively.

COSTS AND EXPENSES

   Cost of sales, as a percent of revenues, increased 0.2% in fiscal 2004 due to a 0.5% increase in commodity prices for meat, seafood, dairy and cheese, and a 0.7% unfavorable product mix shift for poultry and produce, partially offset by a 0.3% decrease in commodity prices for poultry, a 0.2% favorable product mix shift for meat and seafood, and a 0.5% increase in menu prices.  Cost of sales, as a percent of revenues, decreased 0.2% in fiscal 2003 due primarily to a 0.9% decrease in commodity prices for meat and cheese, a 0.4% favorable product mix shift for beverages, and a 0.1% increase in menu prices, partially offset by a 1.0% unfavorable product mix shift for meat and produce, and a 0.2% increase in commodity prices for beverages.

   Restaurant expenses, as a percent of revenues, decreased 0.1% in fiscal 2004.  The decrease was primarily due to increased sales leverage from the additional week in fiscal 2004 and decreases in pre-opening costs due to a lower number of store openings in fiscal 2004 as compared to fiscal 2003, partially offset by higher labor and training costs related to new service initiatives, higher payroll taxes resulting from increased tip reporting, and increases in utility costs, property taxes, and health, workers compensation and general liability insurance.  Also contributing to the decrease was a $2.4 million gain as a result of the sale of four Chili's restaurants to a franchise partner and the sale of one real estate property.  Restaurant expenses, as a percent of revenues, remained flat in fiscal 2003.  Increases in wage rates, payroll taxes, and health and workers compensation insurance were offset by an approximate $11.0 million expense related to the settlement of certain California labor matters recorded in fiscal 2002.

   Depreciation and amortization increased $17.3 million and $28.1 million in fiscal 2004 and 2003, respectively.  The increases were due primarily to new unit construction and ongoing remodel costs, partially offset by a declining depreciable asset base for older units.  The increase in fiscal 2003 was also due to the acquisition of previously leased equipment and certain real estate assets, and restaurants acquired during fiscal 2002.

   General and administrative expenses increased $21.5 million and $10.3 million in fiscal 2004 and 2003, respectively.  The increases were due primarily to an increase in payroll costs resulting from an increase in headcount and wage rates.  The increase in fiscal 2004 was also attributable to increased costs related to consumer research.

   Restructure charges and other impairments recorded during fiscal 2004 primarily relate to the Company's decision to close thirty restaurants, including six Chili's, five Macaroni Grill, six On The Border, six Corner Bakery, and seven Big Bowl restaurants.  The decision to close the restaurants was the result of a comprehensive analysis that examined restaurants not meeting minimum return on investment thresholds and certain other operating performance criteria, and resulted in a $39.5 million charge. As a result of the seven Big Bowl closings and a review of the brand's competitive positioning and future development plans, the earnings forecast was revised and the Company recorded a goodwill impairment charge of $27.0 million.  In addition, the Company recorded a $7.7 million charge related to the final disposition of the Cozymel's Coastal Grill ("Cozymel's") restaurants.  Restructure charges and other impairments recorded during fiscal 2003 include a $20.2 million charge related to the Company's decision to discontinue growth and sell all sixteen of its Cozymel's restaurants, $5.4 million in charges resulting from the decision to close nine restaurants and to write down the assets of one under-performing restaurant, and a $4.1 million impairment of intellectual property rights.

 Interest expense decreased $846,000 in fiscal 2004 due primarily to debt issuance costs related to the convertible debt being fully amortized in the second quarter of fiscal 2004, lower average outstanding balances on the senior notes and revolving lines-of-credit, and a $2.4 million gain related to an interest rate lock settled in May 2004.  These decreases were partially offset by interest expense related to the 5.75% notes issued in May 2004 (the "Notes") and a decrease in capitalized interest due to lower interest rates.  Interest expense decreased by $878,000 in fiscal 2003 due primarily to decreased average borrowings and interest rates on the Company's revolving lines-of-credit, a decrease in interest expense on the senior notes due to a scheduled repayment, and an increase in interest capitalization related to increased new restaurant construction activity.  These decreases were partially offset by the amortization of debt issuance costs and debt discounts on the Company's convertible debt.

   Other, net increased $1.2 million in fiscal 2004 due primarily to gains from life insurance proceeds recorded in fiscal 2003 totaling $3.5 million, partially offset by a $1.0 million decrease in the Company's share of losses in equity method investees and an increase in interest income associated with the investment of proceeds received from the issuance of the Notes.  Other, net decreased $1.8 million in fiscal 2003 due primarily to the previously mentioned gains from life insurance proceeds, partially offset by a $1.1 million increase in the Company's share of losses in equity method investees.

INCOME TAXES

   The Company's effective income tax rate was 35.3%, 33.5%, and 34.1% in fiscal 2004, 2003, and 2002, respectively. The increase in fiscal 2004 was primarily due to the Big Bowl goodwill impairment charge, which is not deductible for tax purposes, partially offset by an increase in the FICA tax credit resulting from increased tip reporting.  The decrease in fiscal 2003 is primarily due to the increase in the FICA tax credit resulting from increased tip reporting and the non-taxable gains from life insurance proceeds, partially offset by the non-deductible loss resulting from the impairment of Cozymel's goodwill.

IMPACT OF INFLATION

   The Company has not experienced a significant overall impact from inflation. As operating expenses increase, the Company, to the extent permitted by competition, recovers increased costs through a combination of menu price increases and reviewing, then implementing, alternative products or processes.

LIQUIDITY AND CAPITAL RESOURCES

   Working capital increased to $21.8 million at June 30, 2004 from a deficit of $143.7 million at June 25, 2003, primarily due to $298.4 million in cash received from the issuance of the 5.75% Notes in May 2004.  Net cash provided by operating activities increased to $481.2 million for fiscal 2004 from $448.9 million for fiscal 2003 due to increased profitability before restructuring charges and other impairments, the additional week in fiscal 2004, and the timing of operational receipts and payments. The Company believes that its various sources of capital, including availability under existing credit facilities, ability to raise additional financing, and cash flow from operating activities, are adequate to finance operations as well as the repayment of current debt obligations.

   Payments of the Company's contractual obligations under outstanding indebtedness, purchase obligations as defined by the Securities and Exchange Commission, and the expiration of credit facilities as of June 30, 2004 are as follows:

	Payments Due by Period (in thousands)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
5.75% notes	$298,449	$ -	$ -	$ -	$298,449
Convertible debt(a)	269,233	-	-	-	269,233
Senior notes	14,851	14,851	-	-	-
Capital leases	60,952	3,390	6,808	7,157	43,597
Mortgage loan obligations	38,931	2,344	4,733	4,349	27,505
Operating leases	881,928	104,356	199,034	174,026	404,512
Purchase obligations(b)	107,905	22,169	51,104	34,632	-
	Amount of Credit Facility Expiration by Period (in thousands)
	Total Commitment	Less than 1 year(d)	1-3 Years	3-5 Years	More than 5 Years
Credit facilities(c)	$325,000	$50,000	$275,000	$ 0	$ 0

(a)  The convertible debt was issued at a discount representing a yield to maturity of 2.75% per annum.  The $269.2 million balance is the accreted carrying value of the debt at June 30, 2004.  The convertible debt will continue to accrete at 2.75% per annum and, if outstanding to maturity in October 2021, the obligation will total $431.7 million.

(b)  A "purchase obligation" is defined as an agreement to purchase goods or services that is enforceable and legally binding on the Company and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.  The Company's purchase obligations primarily consist of long-term obligations for the purchase of telecommunication services and certain non-alcoholic beverages and exclude agreements that are cancellable without significant penalty.

(c)  There were no amounts outstanding under the credit facilities as of June 30, 2004.

(d)  The portion of the credit facilities that expires in less than one year is an uncommitted obligation giving the lenders the option not to extend the Company funding.  Should any or all of these obligations not be extended, the Company has adequate capacity under the committed facility, which does not expire until fiscal 2006.

   Capital expenditures consist of purchases of land for future restaurant sites, new restaurants under construction, purchases of new and replacement restaurant furniture and equipment, and ongoing remodeling programs. Capital expenditures were $305.9 million in fiscal 2004 compared to $326.5 million in fiscal 2003.  The Company estimates that its fiscal 2005 capital expenditures will approximate $396.0 million.  These capital expenditures will be funded entirely from operations and existing credit facilities.

  In May 2004, the Company issued $300.0 million of 5.75% Notes and received proceeds totaling approximately $298.4 million prior to debt issuance costs.  The Notes require semi-annual interest payments and mature in June 2014.  The proceeds will primarily be used to repurchase common stock under the Company's stock repurchase plan.

   In fiscal 2004, the Company closed one Cozymel's restaurant and sold the remaining fifteen restaurants.  In connection with the disposition, the Company received cash proceeds totaling $16.0 million.

   In fiscal 2004, the Company's note agreement with the legal entities (collectively, the "Rockfish Partnership") owning and developing Rockfish Seafood Grill was amended and restated, increasing the amount available under the note to $6.8 million, extending the maturity date to December 2005, and increasing the interest rate to the prime rate plus 1.5% (5.5% at June 30, 2004).  The note requires quarterly interest payments until maturity.  At June 30, 2004, the Company's note receivable from Rockfish Partnership totaled $6.8 million.

   In August 2004, the Company sold nine of its Chili's restaurants to a franchise partner and received cash proceeds totaling $12.8 million.

   In connection with the closing of thirty restaurants in fiscal 2004, the Company expects to generate cash of approximately $13.0 million in fiscal 2005 primarily related to the sale of real estate.

   In April 2004, the Board of Directors authorized an increase in the stock repurchase plan of $500.0 million, bringing the total to $1,010.0 million.  Pursuant to the Company's stock repurchase plan, the Company repurchased approximately 9.3 million shares of its common stock for $322.6 million during fiscal 2004.  As of June 30, 2004, approximately 27.5 million shares had been repurchased for $714.7 million under the stock repurchase plan.  The Company's stock repurchase plan will be used to minimize the dilutive impact of a potential conversion of the convertible debt and stock option exercises.  The repurchased common stock is reflected as a reduction of shareholders' equity.

   In July 2004, the Company began entering into forward purchase contracts to repurchase its common stock.  The contracts require the Company to prepay the cost of the common stock at the inception of each contract and require physical settlement of the common stock at any time prior to June 29, 2005.  The Company also has the option to extend the maturity date of the contract for a nominal fee.  The shares repurchased under the contracts are intended to be used to offset the potential dilutive impact of the convertible debt.  The Company expects to enter into forward purchase contracts of approximately $150.0 million during fiscal 2005.

   The Company is not aware of any other event or trend that would potentially affect its liquidity. In the event such a trend develops, the Company believes that there are sufficient funds available under its credit facilities and from its internal cash generating capabilities to adequately manage the expansion of its business.

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

   The Company is exposed to interest rate risk on short-term and long-term financial instruments carrying variable interest rates.  The Company's variable rate financial instruments, consisting of the notional amounts of interest rate swaps, totaled $129.4 million at June 30, 2004.  The impact on the Company's annual results of operations of a one-point interest rate change on the outstanding balance of these variable rate financial instruments as of June 30, 2004 would be approximately $1.3 million.  The Company may from time to time utilize interest rate swaps to manage overall borrowing costs and reduce exposure to adverse fluctuations in interest rates.

   The Company purchases certain commodities such as beef, chicken, flour, and cooking oil. These commodities are generally purchased based upon market prices established with vendors. These purchase arrangements may contain contractual features that limit the price paid by establishing certain price floors or caps.  The Company does not use financial instruments to hedge commodity prices because these purchase arrangements help control the ultimate cost paid and any commodity price aberrations are generally short-term in nature.

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

   Property and Equipment

   Property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets.  The useful lives of the assets are based upon the Company's expectations for the period of time that the asset will be used to generate revenue.  The Company periodically reviews the assets for changes in circumstances, which may impact their useful lives.

   Impairment of Long-Lived Assets

   The Company reviews property and equipment for impairment when events or circumstances indicate that the carrying amount of a restaurant's assets may not be recoverable.  The Company tests for impairment using historical cash flows and other relevant facts and circumstances as the primary basis for its estimates of future cash flows.  This process requires the use of estimates and assumptions, which are subject to a high degree of judgment.  In addition, at least annually the Company assesses the recoverability of goodwill and other intangible assets related to its restaurant concepts.  These impairment tests require the Company to estimate fair values of its restaurant concepts by making assumptions regarding future profits and cash flows, expected growth rates, terminal values, and other factors.  In the event that these assumptions change in the future, the Company may be required to record impairment charges for these assets.

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

   Self-Insurance

   The Company is self-insured for certain losses related to health, general liability and workers' compensation.  The Company maintains stop loss coverage with third party insurers to limit its total exposure.  The self-insurance liability represents an estimate of the ultimate cost of claims incurred and unpaid as of the balance sheet date.  The estimated liability is not discounted and is established based upon analysis of historical data and actuarial estimates, and is reviewed by the Company on a quarterly basis to ensure that the liability is appropriate. If actual trends, including the severity or frequency of claims, differ from our estimates, our financial results could be impacted.

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

   The restaurant business is highly competitive with respect to price, service, restaurant location, nutritional and dietary trends and food quality, and is often affected by changes in consumer tastes, economic conditions, population and traffic patterns.  The Company competes within each market with locally-owned restaurants as well as national and regional restaurant chains, some of which operate more restaurants and have greater financial resources and longer operating histories than the Company.  There is active competition for management personnel and for attractive commercial real estate sites suitable for restaurants.  In addition, factors such as inflation, increased food, labor and benefits costs, and difficulty in attracting hourly employees may adversely affect the restaurant industry in general and the Company's restaurants in particular.

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

   Each of the Company's restaurants is subject to licensing and regulation by alcoholic beverage control, health, sanitation, safety and fire agencies in the state, county and/or municipality in which the restaurant is located.  The Company generally has not encountered any material difficulties or failures in obtaining the required licenses or approvals that could delay or prevent the opening of a new restaurant and although the Company does not, at this time, anticipate any occurring in the future, there can be no assurance that the Company will not experience material difficulties or failures that could delay the opening of restaurants in the future.

   The Company is subject to federal and state environmental regulations, and although these have not had a material negative effect on the Company's operations, the Company cannot ensure that there will not be a material negative effect in the future.  More stringent and varied requirements of local and state governmental bodies with respect to zoning, land use and environmental factors could delay or prevent development of new restaurants in particular locations.

   The Company is subject to the Fair Labor Standards Act, which governs such matters as minimum wages, overtime and other working conditions, along with the Americans With Disabilities Act, various family leave mandates and a variety of other laws enacted, or rules and regulations promulgated, by federal, state and local governmental authorities that govern these and other employment matters. The Company expects increases in payroll expenses as a result of federal, state and local mandated increases in the minimum wage, and although such increases are not expected to be material, the Company cannot assure that there will not be material increases in the future.  In addition, the Company's vendors may be affected by higher minimum wage standards, which may increase the price of goods and services supplied to the Company.

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

   Successful mergers, acquisitions, divestitures and other strategic transactions are important to the future growth and profitability of the Company.

   The Company intends to evaluate potential mergers, acquisitions, joint venture investments, and divestitures as part of its strategic planning initiative.  These transactions involve various inherent risks, including accurately assessing the value, future growth potential, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates; the Company's ability to achieve projected economic and operating synergies; unanticipated changes in business and economic conditions affecting an acquired business; and the ability of the Company to complete divestitures on acceptable terms and at or near the prices estimated as attainable by the Company.

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

   Multi-unit restaurant businesses can be adversely affected by publicity resulting from poor food quality, illness or other health concerns or operating issues stemming from one or a limited number of restaurants.  In particular, since the Company depends heavily on the "Chili's" brand for a majority of its revenues, unfavorable publicity relating to one or more Chili's restaurants could have a material adverse effect on the Chili's brand, and consequently on the Company's business, financial condition, and results of operations.

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

BRINKER INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

Fiscal Years
	2004	2003	2002

Revenues	$3,707,486	$3,285,394	$2,887,111
Operating Costs and Expenses:
Cost of sales	1,024,724	900,379	796,714
Restaurant expenses	2,028,569	1,798,752	1,582,644
Depreciation and amortization	175,449	158,153	130,102
General and administrative	153,231	131,763	121,420
Restructure charges and other impairments	74,237	29,744	8,723
Total operating costs and expenses	3,456,210	3,018,791	2,639,603

Operating income	251,276	266,603	247,508

Interest expense	11,603	12,449	13,327
Other, net	1,742	567	2,332
Income before provision for
income taxes	237,931	253,587	231,849

Provision for income taxes	83,970	84,951	79,136
Net income	$ 153,961	$ 168,636	$ 152,713

Basic net income per share	$ 1.60	$ 1.74	$ 1.56

Diluted net income per share	$ 1.57	$ 1.70	$ 1.52

Basic weighted average
shares outstanding	96,072	97,096	97,862

Diluted weighted average
shares outstanding	97,939	99,135	100,565

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	2004	2003
ASSETS
Current Assets:
Cash and cash equivalents	$ 226,762	$ 33,492
Accounts receivable	37,934	36,019
Inventories	38,113	24,403
Prepaid expenses and other	74,764	73,686
Deferred income taxes	23,347	267

Total current assets	400,920	167,867
Property and Equipment, at Cost:
Land	283,777	269,212
Buildings and leasehold improvements	1,354,671	1,245,546
Furniture and equipment	666,415	588,815
Construction-in-progress	72,818	71,913
	2,377,681	2,175,486
Less accumulated depreciation and amortization	(810,835)	(675,914)
Net property and equipment	1,566,846	1,499,572
Other Assets:
Goodwill	158,068	185,068
Other	85,957	92,183
Total other assets	244,025	277,251
Total assets	$2,211,791	$1,944,690

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Current installments of long-term debt	$ 18,099	$ 17,629
Accounts payable	96,795	108,068
Accrued liabilities	227,225	177,983
Income taxes payable	37,043	7,931
Total current liabilities	379,162	311,611
Long-term debt, less current installments	639,291	353,785
Deferred income taxes	81,902	55,096
Other liabilities	85,363	83,948

Commitments and Contingencies (Notes 9 and 15)
Shareholders' Equity:
Common stock - 250,000,000 authorized shares;
$.10 par value; 117,499,541 shares issued
and 90,647,745 shares outstanding at
June 30, 2004, and 117,499,541 shares issued
and 97,854,952 shares outstanding at June 25, 2003	11,750	11,750
Additional paid-in capital	357,444	344,486
Accumulated other comprehensive income	737	609
Retained earnings	1,277,298	1,123,337
	1,647,229	1,480,182
Less:
Treasury stock, at cost (26,851,796 shares at
June 30, 2004 and 19,644,589 shares at
June 25, 2003)	(619,806)	(337,946)
Unearned compensation	(1,350)	(1,986)
Total shareholders' equity	1,026,073	1,140,250
Total liabilities and shareholders' equity	$2,211,791	$1,944,690
See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)

	Common Stock Shares Amount		Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	Unearned Compensation	Total

Balances at June 27, 2001	99,509	$11,750	$ 314,867	$ 801,988	$(225,334)	$ (895)	$ (2,089)	$ 900,287

Net income	-	-	-	152,713	-	-	-	152,713
Reclassification adjustment
to earnings, net of tax	-	-	-	-	-	895	-	895

Comprehensive income								153,608

Purchases of treasury stock	(5,058)	-	-	-	(136,069)	-	-	(136,069)
Issuances of common stock	2,890	-	(4,602)	-	42,394	-	-	37,792
Tax benefit from stock
options exercised	-	-	18,826	-	-	-	-	18,826
Amortization of unearned
compensation	-	-	-	-	-	-	1,594	1,594
Issuance of restricted
stock, net of forfeitures	99	-	1,100	-	1,335	-	(1,377)	1,058

Balances at June 26, 2002	97,440	11,750	330,191	954,701	(317,674)	-	(1,872)	977,096

Net income	-	-	-	168,636	-	-	-	168,636
Change in fair value
of investments, net of tax	-	-	-	-	-	609	-	609

Comprehensive income								169,245

Purchases of treasury stock	(2,208)	-	-	-	(64,477)	-	-	(64,477)
Issuances of common stock	2,492	-	(1,748)	-	42,048	-	-	40,300
Tax benefit from stock
options exercised	-	-	13,710	-	-	-	-	13,710
Amortization of unearned
compensation	-	-	-	-	-	-	2,101	2,101
Issuance of restricted
stock, net of forfeitures	131	-	2,333	-	2,157	-	(2,215)	2,275

Balances at June 25, 2003	97,855	11,750	344,486	1,123,337	(337,946)	609	(1,986)	1,140,250

Net income	-	-	-	153,961	-	-	-	153,961
Change in fair value
of investments, net of tax	-	-	-	-	-	128	-	128

Comprehensive income								154,089

Purchases of treasury stock	(9,326)	-	-	-	(322,615)	-	-	(322,615)
Issuances of common stock	2,053	-	2,049	-	39,538	-	-	41,587
Tax benefit from stock
options exercised	-	-	9,752	-	-	-	-	9,752
Amortization of unearned
compensation	-	-	-	-	-	-	1,770	1,770
Issuance of restricted
stock, net of forfeitures	66	-	1,157	-	1,217	-	(1,134)	1,240

Balances at June 30, 2004	90,648	$11,750	$ 357,444	$1,277,298	$(619,806)	$ 737	$ (1,350)	$1,026,073
See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

Fiscal Years
	2004	2003	2002
Cash Flows from Operating Activities:
Net income	$ 153,961	$ 168,636	$ 152,713
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	175,449	158,153	130,102
Restructure charges and other impairments	74,237	29,744	8,723
Deferred income taxes	3,329	39,194	24,166
Amortization of deferred costs	9,318	11,721	8,252
Gain on sale of assets	(2,452)	-	-
Changes in assets and liabilities, excluding
effects of acquisitions and dispositions:
Receivables	(2,515)	(8,956)	6,138
Inventories	(14,047)	(2,726)	2,863
Prepaid expenses and other	2,182	392	(3,467)
Other assets	(3,146)	2,474	3,640
Current income taxes	38,864	37,314	6,172
Accounts payable	(11,273)	(10,350)	19,982
Accrued liabilities	43,645	14,603	29,006
Other liabilities	13,671	8,672	2,418
Net cash provided by operating activities	481,223	448,871	390,708

Cash Flows from Investing Activities:
Payments for property and equipment	(305,863)	(326,525)	(371,052)
Proceeds from sale of assets	22,235	-	-
Issuance of loan to affiliate	(2,800)	(4,000)	(1,000)
Net repayments of advances to affiliates	548	372	708
Repayment of notes receivable from affiliate	-	11,000	325
Investments in equity method investee	-	(1,750)	(12,322)
Payments for purchases of restaurants	-	-	(60,491)
Proceeds from sale of affiliate	-	-	4,000
Net cash used in investing activities	(285,880)	(320,903)	(439,832)

Cash Flows from Financing Activities:
Net proceeds from issuance of debt	296,075	-	244,288
Payments of long-term debt	(17,120)	(16,890)	(16,908)
Purchases of treasury stock	(322,615)	(64,477)	(136,069)
Proceeds from issuances of treasury stock	41,587	40,300	37,792
Net payments on credit facilities	-	(63,500)	(83,200)
Net cash (used in) provided by financing
activities	(2,073)	(104,567)	45,903

Net change in cash and cash equivalents	193,270	23,401	(3,221)
Cash and cash equivalents at beginning of year	33,492	10,091	13,312
Cash and cash equivalents at end of year	$ 226,762	$ 33,492	$ 10,091

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

    The consolidated financial statements include the accounts of Brinker International, Inc. and its wholly-owned subsidiaries (the "Company"). All intercompany accounts and transactions have been eliminated in consolidation. The Company owns and operates, franchises, and is involved in the ownership of various restaurant concepts principally located in the United States. Investments in unconsolidated affiliates in which the Company exercises significant influence, but does not control, are accounted for by the equity method, and the Company's share of the net income or loss of the investees is included in other, net in the consolidated statements of income.

    The Company has a 52/53 week fiscal year ending on the last Wednesday in June. Fiscal year 2004, which ended on June 30, 2004, contained 53 weeks while fiscal years 2003 and 2002, which ended on June 25, 2003 and June 26, 2002, respectively, each contained 52 weeks.

    Certain prior year amounts in the accompanying consolidated financial statements have been reclassified to conform with fiscal 2004 presentation.  These reclassifications have no effect on the Company's net income or financial position as previously reported.

(b) Revenue Recognition

    The Company records revenue from the sale of food, beverage and alcohol as products are sold.  Initial fees received from a franchisee to establish a new franchise are recognized as income when the Company has performed its obligations required to assist the franchisee in opening a new franchise restaurant, which is generally upon opening of such restaurant.  Continuing royalties, which are a percentage of net sales of franchised restaurants, are accrued as income when earned.  Proceeds from the sale of gift cards are recorded as deferred revenue and recognized as income when redeemed by the holder.

(c) Financial Instruments

    The Company's policy is to invest cash in excess of operating requirements in income‑producing investments. Income-producing investments with maturities of three months or less at the time of investment are reflected as cash equivalents.

    The Company's financial instruments at June 30, 2004 and June 25, 2003 consist of cash equivalents, accounts receivable, notes receivable, and long-term debt. The fair value of the Company's convertible debt, based on quoted market prices, totaled approximately $287.0 million and $308.3 million at June 30, 2004 and June 25, 2003, respectively.  The fair value of all other financial instruments approximates the carrying amounts reported in the consolidated balance sheets. The following methods were used in estimating the fair value of financial instruments other than the convertible debt: cash equivalents and accounts receivable approximate their carrying amounts due to the short duration of those items; notes receivable are based on the present value of expected future cash flows discounted at the interest rate currently offered by the Company which approximates rates currently being offered by local lending institutions for loans of similar terms to companies with comparable credit risk; and long-term debt is based on the amount of future cash flows discounted using the Company's expected borrowing rate for debt of comparable risk and maturity.

    The Company's use of derivative instruments is primarily related to interest rate swaps, which are entered into with the intent of hedging exposures to changes in value of certain fixed-rate debt and lease obligations.  The Company records all derivative instruments in the consolidated balance sheet at fair value.  The accounting for the gain or loss due to changes in fair value of the derivative instrument depends on whether the derivative instrument qualifies as a hedge.  If the derivative instrument does not qualify as a hedge, the gains or losses are reported in earnings when they occur. However, if the derivative instrument qualifies as a hedge, the accounting varies based on the type of risk being hedged.  Amounts receivable or payable under interest rate swaps related to the hedged debt and lease obligations are recorded as adjustments to interest expense and restaurant expenses, respectively. Cash flows related to derivative transactions are included in operating activities. See Notes 7 and 8 for additional discussion of debt-related agreements and hedging activities.

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

 (f) Capitalized Interest

     Interest costs capitalized during the construction period of restaurants were approximately $3.4 million, $5.6 million, and $4.5 million during fiscal 2004, 2003, and 2002, respectively.

(g) Advertising

    Advertising costs are expensed as incurred.  Advertising costs were $151.3 million, $135.2 million, and $116.6 million in fiscal 2004, 2003, and 2002, respectively, and are included in restaurant expenses in the consolidated statements of income.

(h) Goodwill and Other Intangible Assets

    Intangible assets include both goodwill and identifiable intangibles arising from the allocation of the purchase prices of assets acquired.  Goodwill represents the residual purchase price after allocation to all other identifiable net assets acquired. Other intangibles consist mainly of reacquired development rights and intellectual property.

    Goodwill and other intangible assets with indefinite lives are not subject to amortization but are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," requires a two-step process for testing impairment.  First, the fair value of each reporting unit is compared to its carrying value to determine whether an indication of impairment exists.  If an impairment is indicated, then the fair value of the reporting unit's goodwill is determined by allocating the unit's fair value to its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination.  The amount of impairment for goodwill and other intangible assets is measured as the excess of its carrying value over its fair value.  Intangible assets not subject to amortization consist primarily of reacquired development rights.  Intangible assets with lives restricted by contractual, legal, or other means are amortized over their useful lives and consist primarily of intellectual property.  Amortization expense is calculated using the straight-line method over their estimated useful lives of 15 to 20 years.  See Note 4 for additional disclosures related to goodwill and other intangibles.

(i) Self-Insurance Program

    The Company utilizes a paid loss self-insurance plan for health, general liability and workers' compensation coverage.  Predetermined loss limits have been arranged with insurance companies to limit the Company's per occurrence cash outlay.  Additionally, in fiscal 2002, the Company entered into a guaranteed cost agreement with an insurance company to eliminate all future general liability losses for that fiscal year.  Accrued expenses and other liabilities include the estimated incurred but unreported costs to settle unpaid claims and estimated future claims.

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

(k) Stock-Based Compensation

    The Company accounts for its stock based compensation under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations ("APB 25"), and has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation."  Under APB 25, no stock-based compensation cost is reflected in net income for grants of stock options to employees because the Company grants stock options with an exercise price equal to the market value of the stock on the date of grant.  Had the Company used the fair value based accounting method for stock compensation expense prescribed by SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro-forma amounts illustrated as follows (in thousands, except per share amounts):

	2004	2003	2002

Net income - as reported	$153,961	$168,636	$152,713
Add: Reported stock-based compensation expense, net of taxes	1,756	1,863	2,285
Deduct: Fair value based compensation expense, net of taxes	(18,663)	(17,697)	(17,195)
Net income - pro forma	$137,054	$152,802	$137,803

Earnings per share:
Basic - as reported	$ 1.60	$ 1.74	$ 1.56
Basic - pro forma	$ 1.43	$ 1.57	$ 1.41

Diluted - as reported	$ 1.57	$ 1.70	$ 1.52
Diluted - pro forma	$ 1.40	$ 1.54	$ 1.35

    The weighted average fair value of option grants was $11.38, $10.76, and $10.66 during fiscal 2004, 2003, and 2002, respectively.  The fair value is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2004	2003	2002

Expected volatility	33.0%	34.0%	35.5%
Risk-free interest rate	3.4%	3.0%	4.1%
Expected lives	5 years	5 years	5 years
Dividend yield	0.0%	0.0%	0.0%

    The pro forma disclosures provided are not likely to be representative of the effects on reported net income for future years due to future grants.

(l) Comprehensive Income

    Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources.  Fiscal 2004 and 2003 comprehensive income consists of net income and the unrealized portion of changes in the fair value of the Company's investments in mutual funds.  Fiscal 2002 comprehensive income consists of net income and the effective unrealized portion of changes in the fair value of the Company's cash flow hedges.

(m) Net Income Per Share

    Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period.  Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.  For the calculation of diluted net income per share, the basic weighted average number of shares is increased by the dilutive effect of stock options determined using the treasury stock method.  The Company had approximately 700,000, 1.4 million, and 1.9 million stock options outstanding at June 30, 2004, June 25, 2003, and June 26, 2002, respectively, that were not included in the dilutive earnings per share calculation because the effect would have been antidilutive.  The Company's contingently convertible debt securities are not considered for purposes of diluted earnings per share unless the required conversion criteria have been met.

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

2.  BUSINESS COMBINATION AND INVESTMENT IN EQUITY METHOD INVESTEE

    In November 2001, the Company acquired from its franchise partner, Sydran Group, LLC and Sydran Food Services III, L.P., thirty-nine Chili's restaurants for approximately $53.9 million.  As part of the acquisition, the Company assumed $35.5 million in capital lease obligations ($19.9 million principal plus $15.6 million representing a debt premium) and recorded goodwill totaling approximately $52.5 million.  The operations of the restaurants are included in the Company's consolidated results of operations from the date of the acquisition.     The pro-forma effect of this acquisition on the Company's historical results of operations is not material.

    In July 2001, the Company made a $12.3 million capital contribution to Rockfish Partnership in exchange for an approximate 40% ownership interest.  In October 2002, the Company made an additional $1.8 million capital contribution to Rockfish Partnership increasing its ownership interest to approximately 43%.

3.  RESTRUCTURE CHARGES AND OTHER IMPAIRMENTS

    In fiscal 2004, the Company recorded a $39.5 million charge resulting from the decision to close thirty restaurants, including six Chili's, five Macaroni Grill, six On The Border, six Corner Bakery, and seven Big Bowl restaurants.  The decision to close the restaurants was the result of a comprehensive analysis that examined restaurants not meeting minimum return on investment thresholds and certain other operating performance criteria.  The charge consists of long-lived asset impairments totaling $31.2 million, lease obligation charges totaling $6.2 million, and the write-off of inventory and other supplies totaling $2.1 million. The remaining carrying values of the long-lived assets associated with the closed stores totaled approximately $13.0 million at June 30, 2004.  In addition, the Company made lease payments related to the closed stores totaling $800,000 during fiscal 2004, reducing the lease obligation included in accrued liabilities to $5.4 million at June 30, 2004.

    As a result of the seven Big Bowl closings and a review of the brand's competitive positioning and future development plans, the earnings forecast was revised and the Company recorded a goodwill impairment charge of $27.0 million.  The fair value of Big Bowl was estimated using the present value of expected future cash flows.

    In fiscal 2003, the Company evaluated the results of its efforts to reposition Cozymel's.  Based on the performance of recent openings, the Company decided the brand no longer met the growth characteristics needed to remain in the Company's portfolio.  As a result, the Company entered into negotiations during the fourth quarter of fiscal 2003 to sell all sixteen of its Cozymel's restaurants.  The decision to discontinue growth and sell the brand required the Company to record asset impairment charges totaling $20.2 million ($13.7 million for property and equipment and $6.5 million for the remaining carrying value of goodwill).  The carrying values of the assets to be sold were approximately $23.8 million as of June 25, 2003 and consisted primarily of property and equipment.  In fiscal 2004, the Company closed one Cozymel's restaurant and finalized the sale of the remaining fifteen restaurants.  In connection with the disposition, the Company received cash proceeds totaling $16.0 million and recorded an additional impairment charge totaling $7.7 million.

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

    In fiscal 2002, the Company recorded an approximate $8.7 million charge to reduce its notes receivable from Eatzi's Corporation to their net realizable value (see Note 14 for additional discussion).

4.  GOODWILL AND OTHER INTANGIBLES

    The changes in the carrying amount of goodwill for the fiscal years ended June 30, 2004 and June 25, 2003 are as follows (in thousands):

	2004	2003

Balance at beginning of year	$185,068	$193,899
Impairment of goodwill (see Note 3)	(27,000)	(6,501)
Purchase allocation adjustments	-	(2,330)
Balance at end of year	$158,068	$185,068

    The gross carrying amount of intellectual property subject to amortization totaled $1.2 million at June 30, 2004 and June 25, 2003.  Accumulated amortization related to these intangible assets totaled approximately $359,000 and $308,000 at June 30, 2004 and June 25, 2003, respectively.

    The carrying amount of reacquired development rights not subject to amortization totaled $4.4 million at June 30, 2004 and June 25, 2003.

5.  ACCRUED AND OTHER LIABILITIES

    Accrued liabilities consist of the following (in thousands):

	2004	2003

Payroll	$ 84,776	$ 73,916
Gift cards	43,550	36,013
Sales tax	28,254	20,606
Property tax	21,404	14,901
Other	49,241	32,547
	$227,225	$177,983

    Other liabilities consist of the following (in thousands):

	2004	2003

Retirement plan (see Note 12)	$ 38,473	$ 33,086
Other	46,890	50,862
	$ 85,363	$ 83,948

6.  INCOME TAXES

    The provision for income taxes consists of the following (in thousands):

	2004	2003	2002
Current income tax expense:
Federal	$ 65,977	$ 36,761	$ 47,228
State	12,885	8,107	6,819
Foreign	1,098	889	923
Total current income tax expense	79,960	45,757	54,970

Deferred income tax expense:
Federal	3,534	37,279	22,088
State	476	1,915	2,078
Total deferred income tax expense	4,010	39,194	24,166
	$ 83,970	$ 84,951	$ 79,136

    A reconciliation between the reported provision for income taxes and the amount computed by applying the statutory Federal income tax rate of 35% to income before provision for income taxes is as follows (in thousands):

	2004	2003	2002

Income tax expense at statutory rate	$ 83,275	$ 88,755	$ 81,147
FICA tax credit	(17,506)	(13,236)	(9,002)
State income taxes, net of Federal benefit	8,685	6,514	5,783
Goodwill impairment	9,450	2,275	-
Other	66	643	1,208
	$ 83,970	$ 84,951	$ 79,136

    The income tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities as of June 30, 2004 and June 25, 2003 are as follows (in thousands):

	2004	2003
Deferred income tax assets:
Restructuring charges and other impairments	$ 17,399	$ 5,149
Employee benefit plans	13,863	13,387
Leasing transactions	8,912	8,902
Insurance reserves	4,717	3,966
Other, net	22,513	14,716
Total deferred income tax assets	67,404	46,120

Deferred income tax liabilities:
Depreciation and capitalized interest
on property and equipment	88,509	72,390
Prepaid expenses	10,456	9,969
Goodwill and other amortization	11,887	9,106
Other, net	15,107	9,484
Total deferred income tax liabilities	125,959	100,949
Net deferred income tax liability	$ 58,555	$ 54,829

7.  DEBT

    Long-term debt consists of the following (in thousands):

	2004	2003

5.75% notes	$298,449	$ -
Convertible debt	269,233	262,086
Senior notes	14,851	30,969
Capital lease obligations (see Note 9)	35,926	37,004
Mortgage loan obligations	38,931	41,355
	657,390	371,414
Less current installments	(18,099)	(17,629)
	$639,291	$353,785

    In May 2004, the Company issued $300.0 million of 5.75% Notes and received proceeds totaling approximately $298.4 million prior to debt issuance costs.  The Notes require semi-annual interest payments and mature in June 2014.

    In October 2001, the Company issued $431.7 million of zero coupon convertible senior debentures (the "Debentures"), maturing on October 10, 2021, and received proceeds totaling approximately $250.0 million prior to debt issuance costs.  The Debentures require no interest payments and were issued at a discount representing a yield to maturity of 2.75% per annum.  The Debentures are redeemable at the Company's option beginning on October 10, 2004.  If redeemed by the Company, the holders of the Debentures may elect to receive payment in cash or common stock.  The holders may require the Company to redeem the Debentures on October 10, 2005, 2011 or 2016, and in certain other circumstances.  If the holders exercise their redemption rights, the Company may choose to pay in cash, common stock, or a combination of the two.  In addition, each $1,000 Debenture is convertible into 18.08 shares (7.8 million shares in total) of the Company's common stock if the stock's market price exceeds 120% of the accreted conversion price for at least 20 trading days during the first 30 trading days of each quarter, the Company exercises its option to redeem the Debentures, the credit rating of the Debentures is reduced below both Baa3 and BBB-, or upon the occurrence of certain specified corporate transactions.  The market price of the Company's common stock has not exceeded 120% of the accreted conversion price for any quarter, including the first quarter of fiscal 2005, since the issuance of the Debentures.  The conversion trigger price for the Company's second quarter of fiscal 2005 is $41.81.

    The $14.9 million of unsecured senior notes bear interest at an annual rate of 7.8%. Interest is payable semi-annually and the remaining principal is due in fiscal 2005.

    The Company has credit facilities aggregating $325.0 million at June 30, 2004. A revolving credit facility of $275.0 million bears interest at LIBOR (1.61% at June 30, 2004) plus a maximum of 1.375% (0.65% at June 30, 2004) and expires in fiscal 2006. The remaining credit facility is uncommitted and bears interest based upon the lower of the banks' "Base" rate, certificate of deposit rate, negotiated rate, or LIBOR rate plus 0.375%, and expires in fiscal 2005. Unused credit facilities available to the Company totaled $325.0 million at June 30, 2004.

    The mortgage loan obligations require monthly principal and interest payments, mature on various dates through March 2020, and bear interest at rates ranging from 8.44% to 10.75% per year.  The obligations are collateralized by the underlying restaurant properties.

    The Company's debt agreements contain various restrictive covenants that, among other things, require the maintenance of certain fixed charge, net worth, and leverage ratios.  The Company is currently in compliance with all covenants.

    Excluding capital lease obligations (see Note 9), the Company's long-term debt maturities for the five years following June 30, 2004 are as follows (in thousands):

Fiscal Year

2005	$ 17,195
2006	2,431
2007	2,302
2008	2,139
2009	2,210
Thereafter	595,187
$621,464

8.  DERIVATIVE FINANCIAL INSTRUMENTS

    The Company entered into two interest rate swaps in April 2000 with a total notional value of $14.2 million at June 30, 2004.  These fair value hedges change the fixed-rate interest on the senior notes to variable-rate interest.  Under the terms of the hedges (which expire in fiscal 2005), the Company pays semi-annually a variable interest rate based on 90-Day LIBOR (1.61% at June 30, 2004) plus 0.530% for one of the swaps and 180-Day LIBOR (1.94% at June 30, 2004) plus 0.395% for the other swap, in arrears, compounded at three-month intervals.  The Company receives semi-annually the fixed interest rate of 7.8% on the senior notes. The estimated fair values of these agreements at June 30, 2004 and June 25, 2003 were approximately $700,000 and $2.5 million, respectively, which are included in other assets in the Company's consolidated balance sheets. The Company's interest rate swap hedges meet the criteria for the "short-cut method" under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."  Accordingly, changes in the fair value of the swaps are offset by a like adjustment to the carrying value of the debt and no hedge ineffectiveness is assumed.

    The Company entered into three interest rate swaps in December 2001 with a total notional value of $115.2 million at June 30, 2004.  These fair value hedges change the fixed-rate interest component of an operating lease commitment for certain real estate properties entered into in November 1997 to variable-rate interest.  Under the terms of the hedges (which expire in fiscal 2018), the Company pays monthly a variable rate based on 30-Day LIBOR (1.37% at June 30, 2004) plus 1.26%.  The Company receives monthly the fixed interest rate of 7.156% on the lease.  The estimated fair values of these agreements at June 30, 2004 and June 25, 2003 were assets of approximately $7.7 million and $21.4 million, respectively.  There was no hedge ineffectiveness during fiscal 2004, 2003, or 2002.  Changes in the fair value of the swaps are recorded in other assets with a like adjustment in other liabilities.

 9.  LEASES

(a) Capital Leases

    The Company leases certain buildings under capital leases. The asset values of $27.5 million at June 30, 2004 and June 25, 2003, and the related accumulated amortization of $9.5 million and $8.2 million at June 30, 2004 and June 25, 2003, respectively, are included in property and equipment. Amortization of assets under capital leases is included in depreciation and amortization expense.

(b) Operating Leases

    The Company leases restaurant facilities, office space, and certain equipment under operating leases having terms expiring at various dates through fiscal 2095. The restaurant leases have renewal clauses of 1 to 35 years at the option of the Company and, in some cases, have provisions for contingent rent based upon a percentage of gross sales, as defined in the leases.  Rent expense for fiscal 2004, 2003, and 2002 was $118.2 million, $107.2 million, and $100.4 million, respectively.  Contingent rent included in rent expense for fiscal 2004, 2003, and 2002 was $11.6 million, $10.3 million, and $9.7 million, respectively.

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

(c) Commitments

    At June 30, 2004, future minimum lease payments on capital and operating leases were as follows (in thousands):

Fiscal Year	Capital Leases	Operating Leases

2005	$ 3,390	$ 104,356
2006	3,361	101,778
2007	3,447	97,256
2008	3,534	91,241
2009	3,623	82,785
Thereafter	43,597	404,512
Total minimum lease payments	60,952	$ 881,928
Imputed interest (average rate of 7%)	(25,026)
Present value of minimum lease payments	35,926
Less current installments	(904)
	$ 35,022

    At June 30, 2004, the Company had entered into other lease agreements for restaurant facilities currently under construction or yet to be constructed. Classification of these leases as capital or operating has not been determined as construction of the leased properties has not been completed.

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

    Transactions during fiscal 2004, 2003, and 2002 were as follows (in thousands, except option prices):

	Number of Company Options			Weighted Average Share Exercise Price
	2004	2003	2002	2004	2003	2002
Options outstanding at
beginning of year	9,611	9,944	10,759	$24.07	$20.50	$16.91
Granted	2,879	2,639	2,512	32.53	30.68	27.90
Exercised	(1,978)	(2,477)	(2,892)	20.54	16.05	13.09
Forfeited	(653)	(495)	(435)	29.08	27.54	23.38
Options outstanding at
end of year	9,859	9,611	9,944	$26.92	$24.07	$20.50

Options exercisable at
end of year	3,918	3,809	4,091	$20.64	$16.69	$13.38

Options Outstanding				Options Exercisable
Range of exercise prices	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average exercise price

$ 7.42-$11.58	655	2.56	$ 8.52	655	$ 8.52
$13.58-$18.67	1,377	4.90	17.09	1,377	17.09
$25.50-$37.25	7,827	8.22	30.19	1,886	27.45
9,859	7.38		$26.92	3,918	$20.64

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

    Transactions during fiscal 2004, 2003, and 2002 were as follows (in thousands, except option prices):

	Number of Company Options			Weighted Average Share Exercise Price
	2004	2003	2002	2004	2003	2002
Options outstanding at
beginning of year	440	353	351	$21.21	$17.79	$13.96
Granted	83	102	82	32.80	32.18	30.06
Exercised	(35)	(15)	(70)	10.60	15.36	11.24
Forfeited	-	-	(10)	-	-	30.06
Options outstanding at
end of year	488	440	353	$23.90	$21.21	$17.79

Options exercisable at
end of year	244	238	199	$16.24	$13.57	$12.61

    At June 30, 2004, the range of exercise prices for options outstanding was $8.33 to $33.26 with a weighted average remaining contractual life of 6.48 years.

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

(b) Preferred Stock

    The Company's Board of Directors is authorized to provide for the issuance of 1.0 million preferred shares with a par value of $1.00 per share, in one or more series, and to fix the voting rights, liquidation preferences, dividend rates, conversion rights, redemption rights, and terms, including sinking fund provisions, and certain other rights and preferences.  As of June 30, 2004, no preferred shares were issued.

(c) Treasury Stock

    In April 2004, the Board of Directors authorized an increase in the stock repurchase plan of $500.0 million, bringing the total to $1,010.0 million.  Pursuant to the Company's stock repurchase plan, the Company repurchased approximately 9.3 million shares of its common stock for $322.6 million during fiscal 2004.  As of June 30, 2004, approximately 27.5 million shares had been repurchased for $714.7 million under the stock repurchase plan.  The Company's stock repurchase plan will be used to minimize the dilutive impact of a potential conversion of the convertible debt and stock option exercises.  The repurchased common stock is reflected as a reduction of shareholders' equity.

(d) Restricted Stock

    Pursuant to shareholder approval in November 1999, the Company implemented the Executive Long-Term Incentive Plan for certain key employees, one component of which is the award of restricted stock.  During fiscal 2004 and 2003, respectively, approximately 66,000 and 131,000 shares of restricted stock were awarded, the majority of which vests over a three-year period. Unearned compensation was recorded as a separate component of shareholders' equity at the date of the award based on the market value of the shares and is being amortized to compensation expense over the vesting period.

12. SAVINGS PLANS

    The Company sponsors a qualified defined contribution retirement plan ("Plan I") covering salaried employees who have attained the age of twenty-one and hourly employees who have completed one year of service and have attained the age of twenty-one. Plan I allows eligible employees to contribute, subject to Internal Revenue Service limitations on total annual contributions, up to 50% of their base compensation and 100% of their eligible bonuses, as defined in the plan, to various investment funds. The Company matches in cash at a rate of 25% of the first 5% a salaried employee contributes. Hourly employees do not receive matching contributions.  Employee contributions vest immediately while Company contributions vest 25% annually beginning in the participant's second year of eligibility. In fiscal 2004, 2003, and 2002, the Company contributed approximately $797,000, $889,000, and $828,000, respectively.

    The Company sponsors a non-qualified defined contribution retirement plan ("Plan II") covering highly compensated employees, as defined in the plan. Plan II allows eligible employees to defer receipt of up to 50% of their base compensation and 100% of their eligible bonuses, as defined in the plan. The Company matches in cash at a rate of 25% of the first 5% of contributions. Employee contributions vest immediately while Company contributions vest 25% annually beginning in the participant's second year of eligibility. In fiscal 2004, 2003, and 2002, the Company contributed approximately $799,000, $724,000, and $657,000, respectively. At the inception of Plan II, the Company established a Rabbi Trust to fund Plan II obligations. The market value of the trust assets is included in other assets and the liability to Plan II participants is included in other liabilities.

13. SUPPLEMENTAL CASH FLOW INFORMATION

    Cash paid for interest and income taxes is as follows (in thousands):

	2004	2003	2002

Income taxes, net of refunds	$40,677	$7,553	$48,801
Interest, net of amounts capitalized	3,977	3,215	8,229

    Non-cash investing and financing activities are as follows (in thousands):

	2004	2003	2002

Retirement of fully depreciated assets	$14,235	$164,509	$10,487
Net (decrease) increase in fair value of interest rate swaps	(15,523)	15,063	5,953
Restricted common stock issued, net of forfeitures	2,374	4,490	2,435

14. RELATED PARTY TRANSACTIONS

    The Company entered into a note agreement with Rockfish Partnership in December 2002.  During fiscal 2004, the note was amended and restated, increasing the amount available under the note to $6.8 million, extending the maturity date to December 2005, and increasing the interest rate to the prime rate plus 1.5% (5.5% at June 30, 2004).  The note requires quarterly interest payments until maturity.  At June 30, 2004, the Company's note receivable from Rockfish Partnership totaled $6.8 million.

    In fiscal 2002, the Company recorded an approximate $8.7 million charge to reduce its notes receivable from Eatzi's Corporation ("Eatzi's") to their net realizable value of $11.0 million.  In November 2002, the Company completed the divestiture of Eatzi's and received an $11.0 million cash payment and a $4.0 million promissory note.  The promissory note is unsecured and payable only upon the closing of an initial public offering by Eatzi's.  Due to the uncertainty of collecting the promissory note, the Company has established a reserve for the entire principal balance.

    Notes receivable are included in other assets in the accompanying consolidated balance sheets.

15. CONTINGENCIES

    In January 1996, the Company entered into a Tip Reporting Alternative Commitment agreement (the "Contract") with the Internal Revenue Service (the "IRS").  The Contract required the Company, among other things, to implement tip reporting educational programs for its hourly restaurant employees and to establish tip reporting procedures.  The IRS has alleged that the Company did not meet the requirements of the Contract and has retroactively and unilaterally revoked it.  As a result of the revocation, the IRS commenced an examination during fiscal 2004 of the Company's 2000 through 2002 calendar years, which involved interviews of current and former employees for the purpose of assessing employer-only Federal Insurance Contributions Act ("FICA") taxes on estimated unreported cash tips.  In connection with this examination, the IRS has also alleged that some portion of these unreported tips should have been treated as service charges subject to employment taxes.

On August 30, 2004, the IRS notified the Company that it intends to issue a notice and demand, on or after September 29, 2004, for the employer's share of FICA taxes on unreported tips.  The Company believes that it has complied and continues to comply with all of the terms of the Contract and with the law pertaining to the employment tax treatment of service charges.  The Company intends to vigorously contest the accuracy of any assessment that may be proposed with respect to either unreported tips or service charges and, in the case of tips, to assert that the Contract precludes the retroactive assessment of employer-only FICA taxes.  It is not possible at this time to reasonably estimate the possible loss or range of loss, if any, with respect to either issue.

    The Company is engaged in various other legal proceedings and has certain unresolved claims pending. The ultimate liability, if any, for the aggregate amounts claimed cannot be determined at this time. However, management of the Company, based upon consultation with legal counsel, is of the opinion that there are no other matters pending or threatened which are expected to have a material adverse effect, individually or in the aggregate, on the Company's consolidated financial condition or results of operations.

16. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

    The following table summarizes the unaudited consolidated quarterly results of operations for fiscal 2004 and 2003 (in thousands, except per share amounts):

Fiscal Year 2004
Quarters Ended
	Sept. 24	Dec. 24	March 24	June 30

Revenues	$870,898	$886,490	$931,922	$1,018,176
Income before provision for
income taxes	$ 65,872	$ 65,157	$ 12,854	$ 94,048
Net income	$ 44,595	$ 44,111	$ 738	$ 64,517
Basic net income per share	$ 0.46	$ 0.46	$ 0.01	$ 0.68
Diluted net income per share	$ 0.45	$ 0.45	$ 0.01	$ 0.67

Basic weighted average
shares outstanding	97,404	96,156	95,973	94,854
Diluted weighted average
shares outstanding	99,367	97,731	98,007	96,806
Fiscal Year 2003
Quarters Ended
	Sept. 25	Dec. 25	March 26	June 25

Revenues	$773,892	$794,510	$840,776	$876,216
Income before provision for
income taxes	$ 67,777	$ 55,809	$ 69,205	$ 60,796
Net income	$ 45,004	$ 37,225	$ 46,160	$ 40,247

Basic net income per share	$ 0.46	$ 0.38	$ 0.48	$ 0.41
Diluted net income per share	$ 0.45	$ 0.38	$ 0.47	$ 0.40

Basic weighted average
shares outstanding	97,177	96,784	97,025	97,405
Diluted weighted average
shares outstanding	99,235	98,848	98,901	99,579

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Brinker International, Inc.:

    We have audited the accompanying consolidated balance sheets of Brinker International, Inc. and subsidiaries as of June 30, 2004 and June 25, 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended June 30, 2004.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brinker International, Inc. and subsidiaries as of June 30, 2004 and June 25, 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Dallas, Texas
August 5, 2004, except for Note 15,
as to which the date is as of August 30, 2004

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

    The Company maintains a system of internal controls over financial reporting designed to provide reasonable assurance of the reliability of the consolidated financial statements. The Company's internal audit function monitors and reports on the adequacy of the compliance with the internal control system and appropriate actions are taken to address significant control deficiencies and other opportunities for improving the system as they are identified.  The Audit Committee of the Board of Directors, which is comprised solely of outside directors, provides oversight to the financial reporting process through periodic meetings with our independent auditors, internal auditors, and management.  Both our independent auditors and internal auditors have free access to the Audit Committee.  Although no cost-effective internal control system will preclude all errors and irregularities, we believe our controls as of and for the year ended June 30, 2004 provide reasonable assurance that the consolidated financial statements are reliable.

    /s/ Douglas H. Brooks
DOUGLAS H. BROOKS
President and Chief Executive Officer

    /s/ Charles M. Sonsteby
CHARLES M. SONSTEBY
Executive Vice President and Chief Financial Officer