Form 10-K/A, Exhibit 13
period 2004-06-30
BRINKER INTERNATIONAL INC
filed 2005-01-20
CIK 703351

EXHIBIT 13

Brinker International, Inc. Selected Financial Data (In thousands, except per share amounts and number of restaurants)
Fiscal Years
	2004(a)	2003	2002	2001	2000
Income Statement Data: (as restated) (as restated) (as restated) (as restated) (as restated)
Revenues	$3,707,486	$3,285,394	$2,887,111	$2,406,874	$2,100,496
Operating Costs and Expenses:
Cost of sales	1,024,724	900,379	796,714	663,357	575,570
Restaurant expenses	2,033,474	1,802,639	1,585,944	1,305,918	1,140,536
Depreciation and amortization	175,449	158,153	130,102	100,064	90,647
General and administrative	153,231	131,763	121,420	109,110	100,123
Restructure charges and other impairments	74,237	29,744	8,723	-	-

Total operating costs and expenses	3,461,115	3,022,678	2,642,903	2,178,449	1,906,876
Operating income	246,371	262,716	244,208	228,425	193,620
Interest expense	11,603	12,449	13,327	8,608	10,746
Other, net	1,742	567	2,332	459	3,381
Income before provision for income taxes	233,026	249,700	228,549	219,358	179,493
Provision for income taxes	82,108	83,500	77,904	75,805	62,926
Net income	$ 150,918	$ 166,200	$ 150,645	$ 143,553	$ 116,567

Basic net income per share	$ 1.57	$ 1.71	$ 1.54	$ 1.45	$ 1.18
Diluted net income per share	$ 1.54	$ 1.68	$ 1.50	$ 1.41	$ 1.15
Basic weighted average shares outstanding	96,072	97,096	97,862	99,101	98,445
Diluted weighted average shares outstanding	97,939	99,135	100,565	102,098	101,114
Balance Sheet Data (End of Period):
Working capital (deficit)	$ 21,758	$ (143,744)	$ (160,266)	$ (110,006)	$ (127,377)
Total assets	2,207,386	1,940,285	1,778,931	1,440,915	1,157,923
Long-term obligations	817,802	501,032	509,787	298,502	171,224
Shareholders' equity	1,010,422	1,127,642	966,924	892,183	755,699
Number of Restaurants
Open (End of Period):
Company-operated	1,194	1,145	1,039	899	774
Franchised/Joint venture	282	257	229	244	264
Total	1,476	1,402	1,268	1,143	1,038

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

RESULTS OF OPERATIONS FOR FISCAL YEARS 2004, 2003, AND 2002

     The following table sets forth expenses as a percentage of total revenues for the periods indicated for revenue and expense items included in the consolidated statements of income:

Percentage of Total Revenues Fiscal Years
2004 2003 2002 (as restated) (as restated) (as restated)

Revenues	100.0%	100.0%	100.0%
Operating Costs and Expenses:
Cost of sales	27.6%	27.4%	27.6%
Restaurant expenses	54.8%	54.9%	54.9%
Depreciation and amortization	4.7%	4.8%	4.5%
General and administrative	4.2%	4.0%	4.2%
Restructure charges and other impairments	2.0%	0.9%	0.3%
Total operating costs and expenses	93.3%	92.0%	91.5%
Operating income	6.7%	8.0%	8.5%
Interest expense	0.3%	0.4%	0.5%
Other, net	0.1%	-	0.1%
Income before provision for income taxes	6.3%	7.6%	7.9%
Provision for income taxes	2.2%	2.5%	2.7%
Net income	4.1%	5.1%	5.2%

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

     Revenues for the first quarter of fiscal 2005 are estimated to increase by 5% to 7% compared to the same quarter in fiscal 2004, driven primarily by capacity gains of 4% to 5%.  Cost of sales is estimated to be 0.3% to 0.4% higher than last year due to the impact of higher beef, chicken and dairy costs.  Restaurant expenses are estimated to be 0.4% to 0.5% higher than last year as a result of increased utility costs.  General and administrative expenses are estimated to be 0.2% higher due primarily to increased costs related to consumer research.  The effective tax rate during the first quarter is estimated to be approximately 32.3%.

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

INCOME TAXES

     The Company's effective income tax rate was 35.2%, 33.4%, and 34.1% in fiscal 2004, 2003, and 2002, respectively. The increase in fiscal 2004 was primarily due to the Big Bowl goodwill impairment charge, which is not deductible for tax purposes, partially offset by an increase in the FICA tax credit resulting from increased tip reporting.  The decrease in fiscal 2003 is primarily due to the increase in the FICA tax credit resulting from increased tip reporting and the non-taxable gains from life insurance proceeds, partially offset by the non-deductible loss resulting from the impairment of Cozymel's goodwill.

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

     Payments of the Company's contractual obligations under outstanding indebtedness, purchase obligations as defined by the Securities and Exchange Commission, and the expiration of credit facilities as of June 30, 2004 are as follows:

	Payments Due by Period (in thousands)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
5.75% notes	$298,449	$ -	$ -	$ -	$298,449
Convertible debt (a)	269,233	-	-	-	269,233
Senior notes	14,851	14,851	-	-	-
Capital leases	60,952	3,390	6,808	7,157	43,597
Mortgage loan obligations	38,931	2,344	4,733	4,349	27,505
Operating leases	881,928	104,356	199,034	174,026	404,512
Purchase obligations (b)	107,905	22,169	51,104	34,632	-
	Amount of Credit Facility Expiration by Period (in thousands)
	Total Commitment	Less than 1 year (d)	1-3 Years	3-5 Years	More than 5 Years
Credit facilities (c)	$325,000	$50,000	$275,000	$ -	$ -

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

BRINKER INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

Fiscal Years
	2004	2003	2002
(as restated) (as restated) (as restated)
Revenues	$3,707,486	$3,285,394	$2,887,111
Operating Costs and Expenses:
Cost of sales	1,024,724	900,379	796,714
Restaurant expenses	2,033,474	1,802,639	1,585,944
Depreciation and amortization	175,449	158,153	130,102
General and administrative	153,231	131,763	121,420
Restructure charges and other impairments	74,237	29,744	8,723
Total operating costs and expenses	3,461,115	3,022,678	2,642,903

Operating income	246,371	262,716	244,208

Interest expense	11,603	12,449	13,327
Other, net	1,742	567	2,332
Income before provision for
income taxes	233,026	249,700	228,549

Provision for income taxes	82,108	83,500	77,904
Net income	$ 150,918	$ 166,200	$ 150,645

Basic net income per share	$ 1.57	$ 1.71	$ 1.54

Diluted net income per share	$ 1.54	$ 1.68	$ 1.50

Basic weighted average
shares outstanding	96,072	97,096	97,862

Diluted weighted average
shares outstanding	97,939	99,135	100,565

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	2004 (as restated)	2003 (as restated)
ASSETS
Current Assets:
Cash and cash equivalents	$ 226,762	$ 33,492
Accounts receivable	37,934	36,019
Inventories	38,113	24,403
Prepaid expenses and other	74,764	73,686
Deferred income taxes	23,347	267

Total current assets	400,920	167,867
Property and Equipment, at Cost:
Land	283,777	269,212
Buildings and leasehold improvements	1,354,671	1,245,546
Furniture and equipment	666,415	588,815
Construction-in-progress	72,818	71,913
	2,377,681	2,175,486
Less accumulated depreciation and amortization	(810,835)	(675,914)
Net property and equipment	1,566,846	1,499,572
Other Assets:
Goodwill	158,068	185,068
Other	81,552	87,778
Total other assets	239,620	272,846
Total assets	$2,207,386	$1,940,285

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Current installments of long-term debt	$ 18,099	$ 17,629
Accounts payable	96,795	108,068
Accrued liabilities	227,225	177,983
Income taxes payable	37,043	7,931
Total current liabilities	379,162	311,611
Long-term debt, less current installments	639,291	353,785
Deferred income taxes	72,453	47,509
Other liabilities	106,058	99,738

Commitments and Contingencies (Notes 10 and 16)
Shareholders' Equity:
Common stock - 250,000,000 authorized shares;
$.10 par value; 117,499,541 shares issued
and 90,647,745 shares outstanding at
June 30, 2004, and 117,499,541 shares issued
and 97,854,952 shares outstanding at June 25, 2003	11,750	11,750
Additional paid-in capital	357,444	344,486
Accumulated other comprehensive income	737	609
Retained earnings	1,261,647	1,110,729
	1,631,578	1,467,574
Less:
Treasury stock, at cost (26,851,796 shares at
June 30, 2004 and 19,644,589 shares at
June 25, 2003)	(619,806)	(337,946)
Unearned compensation	(1,350)	(1,986)
Total shareholders' equity	1,010,422	1,127,642
Total liabilities and shareholders' equity	$2,207,386	$1,940,285
See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)

	Common Stock		Additional Paid-In	Retained	Treasury	Accumulated Other Comprehensive	Unearned
	Shares

 Amount

			Capital	Earnings	Stock	Income	Compensation	Total

Balances at June 27, 2001 (as previously reported)	99,509	$11,750	$ 314,867	$ 801,988	$(225,334)	$ (895)	$ (2,089)	$ 900,287

Cumulative effect of restatement on prior years		_______	_________	(8,104)	_________	__________	__________	(8,104)

Balances at June 27, 2001 (as restated)	99,509	11,750	314,867	793,884	(225,334)	(895)	(2,089)	892,183

Net income (as restated)	-	-	-	150,645	-	-	-	150,645
Reclassification adjustment
to earnings, net of tax	-	-	-	-	-	895	-	895

Comprehensive income (as restated)								151,540

Purchases of treasury stock	(5,058)	-	-	-	(136,069)	-	-	(136,069)
Issuances of common stock	2,890	-	(4,602)	-	42,394	-	-	37,792
Tax benefit from stock
options exercised	-	-	18,826	-	-	-	-	18,826
Amortization of unearned
compensation	-	-	-	-	-	-	1,594	1,594
Issuance of restricted
stock, net of forfeitures	99	-	1,100	-	1,335	-	(1,377)	1,058

Balances at June 26, 2002 (as restated)	97,440	11,750	330,191	944,529	(317,674)	-	(1,872)	966,924

Net income (as restated)	-	-	-	166,200	-	-	-	166,200
Change in fair value
of investments, net of tax	-	-	-	-	-	609	-	609

Comprehensive income (as restated)								166,809

Purchases of treasury stock	(2,208)	-	-	-	(64,477)	-	-	(64,477)
Issuances of common stock	2,492	-	(1,748)	-	42,048	-	-	40,300
Tax benefit from stock
options exercised	-	-	13,710	-	-	-	-	13,710
Amortization of unearned
compensation	-	-	-	-	-	-	2,101	2,101
Issuance of restricted
stock, net of forfeitures	131	-	2,333	-	2,157	-	(2,215)	2,275

Balances at June 25, 2003 (as restated)	97,855	11,750	344,486	1,110,729	(337,946)	609	(1,986)	1,127,642

Net income (as restated)	-	-	-	150,918	-	-	-	150,918
Change in fair value
of investments, net of tax	-	-	-	-	-	128	-	128

Comprehensive income (as restated)								151,046

Purchases of treasury stock	(9,326)	-	-	-	(322,615)	-	-	(322,615)
Issuances of common stock	2,053	-	2,049	-	39,538	-	-	41,587
Tax benefit from stock
options exercised	-	-	9,752	-	-	-	-	9,752
Amortization of unearned
compensation	-	-	-	-	-	-	1,770	1,770
Issuance of restricted
stock, net of forfeitures	66	-	1,157	-	1,217	-	(1,134)	1,240

Balances at June 30, 2004 (as restated)	90,648	$11,750	$ 357,444	$1,261,647	$(619,806)	$ 737	$ (1,350)	$1,010,422
See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

Fiscal Years
	2004	2003	2002

	(as restated)	(as restated)	(as restated)
Cash Flows from Operating Activities:
Net income	$ 150,918	$ 166,200	$ 150,645
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	175,449	158,153	130,102
Restructure charges and other impairments	74,237	29,744	8,723
Deferred income taxes	1,467	37,743	22,934
Amortization of deferred costs	9,318	11,721	8,252
Gain on sale of assets	(2,452)	-	-
Changes in assets and liabilities, excluding
effects of acquisitions and dispositions:
Receivables	(2,515)	(8,956)	6,138
Inventories	(14,047)	(2,726)	2,863
Prepaid expenses and other	2,182	392	(3,467)
Other assets	(3,146)	2,474	3,640
Current income taxes	38,864	37,314	6,172
Accounts payable	(11,273)	(10,350)	19,982
Accrued liabilities	43,645	14,603	29,006
Other liabilities	18,576	12,559	5,718
Net cash provided by operating activities	481,223	448,871	390,708

Cash Flows from Investing Activities:
Payments for property and equipment	(305,863)	(326,525)	(371,052)
Proceeds from sale of assets	22,235	-	-
Issuance of loan to affiliate	(2,800)	(4,000)	(1,000)
Net repayments of advances to affiliates	548	372	708
Repayment of notes receivable from affiliate	-	11,000	325
Investments in equity method investee	-	(1,750)	(12,322)
Payments for purchases of restaurants	-	-	(60,491)
Proceeds from sale of affiliate	-	-	4,000
Net cash used in investing activities	(285,880)	(320,903)	(439,832)

Cash Flows from Financing Activities:
Net proceeds from issuance of debt	296,075	-	244,288
Payments of long-term debt	(17,120)	(16,890)	(16,908)
Purchases of treasury stock	(322,615)	(64,477)	(136,069)
Proceeds from issuances of treasury stock	41,587	40,300	37,792
Net payments on credit facilities	-	(63,500)	(83,200)
Net cash (used in) provided by financing
activities	(2,073)	(104,567)	45,903

Net change in cash and cash equivalents	193,270	23,401	(3,221)
Cash and cash equivalents at beginning of year	33,492	10,091	13,312
Cash and cash equivalents at end of year	$ 226,762	$ 33,492	$ 10,091

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

     The Company's use of derivative instruments is primarily related to interest rate swaps, which are entered into with the intent of hedging exposures to changes in value of certain fixed-rate debt and lease obligations.  The Company records all derivative instruments in the consolidated balance sheet at fair value.  The accounting for the gain or loss due to changes in fair value of the derivative instrument depends on whether the derivative instrument qualifies as a hedge.  If the derivative instrument does not qualify as a hedge, the gains or losses are reported in earnings when they occur. However, if the derivative instrument qualifies as a hedge, the accounting varies based on the type of risk being hedged.  Amounts receivable or payable under interest rate swaps related to the hedged debt and lease obligations are recorded as adjustments to interest expense and restaurant expenses, respectively. Cash flows related to derivative transactions are included in operating activities. See Notes 8 and 9 for additional discussion of debt-related agreements and hedging activities.

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

(h) Goodwill and Other Intangible Assets

      Intangible assets include both goodwill and identifiable intangibles arising from the allocation of the purchase prices of assets acquired.  Goodwill represents the residual purchase price after allocation to all other identifiable net assets acquired. Other intangibles consist mainly of intellectual property.

      Goodwill is not subject to amortization but is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," requires a two-step process for testing impairment of goodwill.  First, the fair value of each reporting unit is compared to its carrying value to determine whether an indication of impairment exists.  If an impairment is indicated, then the fair value of the reporting unit's goodwill is determined by allocating the unit's fair value to its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination.  The amount of impairment for goodwill is measured as the excess of its carrying value over its implied fair value.  Intangible assets with lives restricted by contractual, legal, or other means are amortized over their useful lives and consist primarily of intellectual property. Amortization expense is calculated using the straight-line method over their estimated useful lives of 15 to 20 years.  See Note 5 for additional disclosures related to goodwill and other intangibles.

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

	2004	2003	2002
	(as restated)	(as restated)	(as restated)
Net income - as reported	$150,918	$166,200	$150,645
Add: Reported stock-based compensation expense, net of taxes	1,756	1,863	2,285
Deduct: Fair value based compensation expense, net of taxes	(18,663)	(17,697)	(17,195)
Net income - pro forma	$134,011	$150,366	$135,735

Earnings per share:
Basic - as reported	$ 1.57	$ 1.71	$ 1.54
Basic - pro forma	$ 1.39	$ 1.55	$ 1.39

Diluted - as reported	$ 1.54	$ 1.68	$ 1.50
Diluted - pro forma	$ 1.37	$ 1.52	$ 1.33

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

2.  RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

     The Company has corrected its computation of straight-line rent expense and the related deferred rent liability.  Historically, when accounting for leases with renewal options, rent expense has been recorded on a straight-line basis over the initial non-cancelable lease term. Buildings and leasehold improvements on those properties are depreciated over a period equal to the shorter of the term of the lease, including option periods provided for in the lease, or the useful life of the assets. The Company has determined that it should recognize rent expense on a straight-line basis over sufficient renewal periods to equal or exceed the depreciable life of the assets, including cancelable option periods where failure to exercise such options would result in an economic penalty.

     The Company also evaluated the accounting of an intangible asset related to franchise rights acquired in fiscal 1998 and has determined that it would have been more appropriate to expense the purchase price of the franchise rights.

     As a result of the above items, the cumulative effect of the restatement through fiscal 2004 was an increase in the deferred rent liability of approximately $20.7 million and a decrease in intangible franchise rights of $4.4 million. In addition, the deferred income tax liability at the end of fiscal 2004 decreased by approximately $9.4 million, and retained earnings at the end of fiscal 2004 decreased by approximately $15.7 million. The cumulative effect of the restatement through fiscal 2003 was an increase in the deferred rent liability of approximately $15.8 million and a decrease in intangible franchise rights of $4.4 million. In addition, the deferred income tax liability at the end of fiscal 2004 decreased by approximately $7.6 million, and retained earnings at the end of fiscal 2004 decreased by approximately $12.6 million. Rent expense for fiscal years ended 2002, 2003 and 2004 increased by approximately $3.3 million, $3.9 million and $4.9 million, respectively.

     The restatement decreased diluted net earnings per share by approximately $0.02, $0.02 and $0.03 for the fiscal years ended 2002, 2003 and 2004, respectively.  The restatement does not have any impact on the Company's previously reported cash flows, sales or comparable store sales or compliance with any covenant under its credit facility or other debt instruments.

     The impacts of these restatements on the consolidated financial statements are summarized below:

CONSOLIDATED BALANCE SHEET
SUMMARY OF RESTATEMENT IMPACTS
AS OF JUNE 30, 2004
(In thousands)

ASSETS	AS REPORTED	ADJUSTMENTS	AS RESTATED
Current Assets:
Cash and cash equivalents	$ 226,762	-	$ 226,762
Accounts receivable	37,934	-	37,934
Inventories	38,113	-	38,113
Prepaid expenses and other	74,764	-	74,764
Deferred income taxes	23,347	-	23,347
Total current assets	400,920	-	400,920
Property and Equipment, at Cost:
Land	283,777	-	283,777
Buildings and leasehold improvements	1,354,671	-	1,354,671
Furniture and equipment	666,415	-	666,415
Construction-in-process	72,818	-	72,818
	2,377,681	-	2,377,681
Less accumulated depreciation and amortization	(810,835)	-	(810,835)
Net property and equipment	1,566,846	-	1,566,846
Other Assets:
Goodwill	158,068	-	158,068
Other	85,957	(4,405)	81,552
Total other assets	244,025	(4,405)	239,620
Total assets	$ 2,211,791	(4,405)	$ 2,207,386

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Current installments of long-term debt	$ 18,099	-	$ 18,099
Accounts payable	96,795	-	96,795
Accrued liabilities	227,225	-	227,225
Income taxes payable	37,043	-	37,043
Total current liabilities	379,162	-	379,162
Long-term debt, less current installments	639,291	-	639,291
Deferred income taxes	81,902	(9,449)	72,453
Other liabilities	85,363	20,695	106,058

Shareholders' Equity:
Common stock	11,750	-	11,750
Additional paid-in capital	357,444	-	357,444
Accumulated other comprehensive income	737	-	737
Retained earnings	1,277,298	(15,651)	1,261,647
	1,647,229	(15,651)	1,631,578
Less:
Treasury stock, at cost	(619,806)	-	(619,806)
Unearned compensation	(1,350)	-	(1,350)
Total shareholders' equity	1,026,073	(15,651)	1,010,422
Total liabilities and shareholders' equity	$ 2,211,791	(4,405)	$ 2,207,386

CONSOLIDATED BALANCE SHEET
SUMMARY OF RESTATEMENT IMPACTS
AS OF JUNE 25, 2003
(In thousands)

ASSETS	AS REPORTED	ADJUSTMENTS	AS RESTATED
Current Assets:
Cash and cash equivalents	$ 33,492	-	$ 33,492
Accounts receivable	36,019	-	36,019
Inventories	24,403	-	24,403
Prepaid expenses and other	73,686	-	73,686
Deferred income taxes	267	-	267
Total current assets	167,867	-	167,867
Property and Equipment, at Cost:
Land	269,212	-	269,212
Buildings and leasehold improvements	1,245,546	-	1,245,546
Furniture and equipment	588,815	-	588,815
Construction-in-process	71,913	-	71,913
	2,175,486	-	2,175,486
Less accumulated depreciation and amortization	(675,914)	-	(675,914)
Net property and equipment	1,499,572	-	1,499,572
Other Assets:
Goodwill	185,068	-	185,068
Other	92,183	(4,405)	87,778
Total other assets	277,251	(4,405)	272,846
Total assets	$ 1,944,690	(4,405)	$ 1,940,285

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Current installments of long-term debt	$ 17,629	-	$ 17,629
Accounts payable	108,068	-	108,068
Accrued liabilities	177,983	-	177,983
Income taxes payable	7,931	-	7,931
Total current liabilities	311,611	-	311,611
Long-term debt, less current installments	353,785	-	353,785
Deferred income taxes	55,096	(7,587)	47,509
Other liabilities	83,948	15,790	99,738

Shareholders' Equity:
Common stock	11,750	-	11,750
Additional paid-in capital	344,486	-	344,486
Accumulated other comprehensive income	609	-	609
Retained earnings	1,123,337	(12,608)	1,110,729
	1,480,182	(12,608)	1,467,574
Less:
Treasury stock, at cost	(337,946)	-	(337,946)
Unearned compensation	(1,986)	-	(1,986)
Total shareholders' equity	1,140,250	(12,608)	1,127,642
Total liabilities and shareholders' equity	$ 1,944,690	(4,405)	$ 1,940,285

CONSOLIDATED STATEMENT OF INCOME
SUMMARY OF RESTATEMENT IMPACTS
FOR THE YEAR ENDED JUNE 30, 2004
(In thousands, except per share amounts)

	AS REPORTED	ADJUSTMENTS	AS RESTATED

Revenues	$ 3,707,486	-	$ 3,707,486
Operating Costs and Expenses:
Cost of sales	1,024,724	-	1,024,724
Restaurant expenses	2,028,569	4,905	2,033,474
Depreciation and amortization	175,449	-	175,449
General and administrative	153,231	-	153,231
Restructure charges and other impairments	74,237	-	74,237
Total operating costs and expenses	3,456,210	4,905	3,461,115

Operating income	251,276	(4,905)	246,371

Interest expense	11,603	-	11,603
Other, net	1,742	-	1,742
Income before tax expense	237,931	(4,905)	233,026
Income tax expense	(83,970)	1,862	(82,108)
Net income	$ 153,961	(3,043)	$ 150,918

Basic net income per share	$ 1.60	(0.03)	$ 1.57
Diluted net income per share	$ 1.57	(0.03)	$ 1.54
Basic weighted average
shares outstanding	96,072		96,072
Diluted weighted average
shares outstanding	97,939		97,939

CONSOLIDATED STATEMENT OF INCOME
SUMMARY OF RESTATEMENT IMPACTS
FOR THE YEAR ENDED JUNE 25, 2003
(In thousands, except per share amounts)

	AS REPORTED	ADJUSTMENTS	AS RESTATED

Revenues	$ 3,285,394	-	$ 3,285,394
Operating Costs and Expenses:
Cost of sales	900,379	-	900,379
Restaurant expenses	1,798,752	3,887	1,802,639
Depreciation and amortization	158,153	-	158,153
General and administrative	131,763	-	131,763
Restructure charges and other impairments	29,744	-	29,744
Total operating costs and expenses	3,018,791	3,887	3,022,678

Operating income	266,603	(3,887)	262,716

Interest expense	12,449	-	12,449
Other, net	567	-	567
Income before tax expense	253,587	(3,887)	249,700
Income tax expense	(84,951)	1,451	(83,500)
Net income	$ 168,636	(2,436)	$ 166,200

Basic net income per share	$ 1.74	(0.03)	$ 1.71
Diluted net income per share	$ 1.70	(0.02)	$ 1.68
Basic weighted average
shares outstanding	97,096		97,096
Diluted weighted average
shares outstanding	99,135		99,135

CONSOLIDATED STATEMENT OF INCOME
SUMMARY OF RESTATEMENT IMPACTS
FOR THE YEAR ENDED JUNE 26, 2002
(In thousands, except per share amounts)

	AS REPORTED	ADJUSTMENTS	AS RESTATED

Revenues	$ 2,887,111	-	$ 2,887,111
Operating Costs and Expenses:
Cost of sales	796,714	-	796,714
Restaurant expenses	1,582,644	3,300	1,585,944
Depreciation and amortization	130,102	-	130,102
General and administrative	121,420	-	121,420
Restructure charges and other impairments	8,723	-	8,723
Total operating costs and expenses	2,639,603	3,300	2,642,903

Operating income	247,508	(3,300)	244,208

Interest expense	13,327	-	13,327
Other, net	2,332	-	2,332
Income before tax expense	231,849	(3,300)	228,549
Income tax expense	(79,136)	1,232	(77,904)
Net income	$ 152,713	(2,068)	$ 150,645

Basic net income per share	$ 1.56	(0.02)	$ 1.54
Diluted net income per share	$ 1.52	(0.02)	$ 1.50
Basic weighted average
shares outstanding	97,862		97,862
Diluted weighted average
shares outstanding	100,565		100,565

     Certain amounts in Notes 1, 5, 6, 7, 10, and 17 have been restated to reflect the restatement adjustments described above.  The restatement adjustments did not affect cash flows provided by or used in operating, investing or financing activities.  The restatement adjustments decreased retained earnings as of June 27, 2001 by $8.1 million.

3.  BUSINESS COMBINATION AND INVESTMENT IN EQUITY METHOD INVESTEE

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

4.  RESTRUCTURE CHARGES AND OTHER IMPAIRMENTS

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

     In fiscal 2002, the Company recorded an approximate $8.7 million charge to reduce its notes receivable from Eatzi's Corporation to their net realizable value (see Note 15 for additional discussion).

5.  GOODWILL AND OTHER INTANGIBLES

     The changes in the carrying amount of goodwill for the fiscal years ended June 30, 2004 and June 25, 2003 are as follows (in thousands):

	2004	2003

Balance at beginning of year	$185,068	$193,899
Impairment of goodwill (see Note 4)	(27,000)	(6,501)
Purchase allocation adjustments	-	(2,330)
Balance at end of year	$158,068	$185,068

     The gross carrying amount of intellectual property subject to amortization totaled $1.2 million at June 30, 2004 and June 25, 2003.  Accumulated amortization related to these intangible assets totaled approximately $359,000 and $308,000 at June 30, 2004 and June 25, 2003, respectively.

6.  ACCRUED AND OTHER LIABILITIES

     Accrued liabilities consist of the following (in thousands):

	2004	2003

Payroll	$ 84,776	$ 73,916
Gift cards	43,550	36,013
Sales tax	28,254	20,606
Property tax	21,404	14,901
Other	49,241	32,547
	$227,225	$177,983

    Other liabilities consist of the following (in thousands):

	2004	2003
	(as restated)	(as restated)
Retirement plan (see Note 13)	$ 38,473	$ 33,086
Other	_ 67,585	66,652
	$ 106,058	$ 99,738

7.  INCOME TAXES

     The provision for income taxes consists of the following (in thousands):

	2004	2003	2002
	(as restated)	(as restated)	(as restated)
Current income tax expense:
Federal	$ 65,977	$ 36,761	$ 47,228
State	12,885	8,107	6,819
Foreign	1,098	889	923
Total current income tax expense	79,960	45,757	54,970

Deferred income tax expense:
Federal	1,896	35,968	20,975
State	252	1,775	1,959
Total deferred income tax expense	2,148	37,743	22,934
	$ 82,108	$ 83,500	$ 77,904

     A reconciliation between the reported provision for income taxes and the amount computed by applying the statutory Federal income tax rate of 35% to income before provision for income taxes is as follows (in thousands):

	2004	2003	2002
	(as restated)	(as restated)	(as restated)

Income tax expense at statutory rate	$ 81,559	$ 87,395	$ 79,992
FICA tax credit	(17,506)	(13,236)	(9,002)
State income taxes, net of Federal benefit	8,539	6,423	5,706
Goodwill impairment	9,450	2,275	-
Other	66	643	1,208
	$ 82,108	$ 83,500	$ 77,904

     The income tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities as of June 30, 2004 and June 25, 2003 are as follows (in thousands):

	2004	2003
	(as restated)	(as restated)
Deferred income tax assets:
Restructuring charges and other impairments	$ 17,399	$ 5,149
Employee benefit plans	13,863	13,387
Leasing transactions	16,716	14,844
Insurance reserves	4,717	3,966
Other, net	24,158	16,361
Total deferred income tax assets	76,853	53,707

Deferred income tax liabilities:
Depreciation and capitalized interest
on property and equipment	88,509	72,390
Prepaid expenses	10,456	9,969
Goodwill and other amortization	11,887	9,106
Other, net	15,107	9,484
Total deferred income tax liabilities	125,959	100,949
Net deferred income tax liability	$ 49,106	$ 47,242

8.  DEBT

     Long-term debt consists of the following (in thousands):

	2004	2003

5.75% notes	$298,449	$ -
Convertible debt	269,233	262,086
Senior notes	14,851	30,969
Capital lease obligations (see Note 10)	35,926	37,004
Mortgage loan obligations	38,931	41,355
	657,390	371,414
Less current installments	(18,099)	(17,629)
	$639,291	$353,785

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

     Excluding capital lease obligations (see Note 10), the Company's long-term debt maturities for the five years following June 30, 2004 are as follows (in thousands):

Fiscal Year

2005	$ 17,195
2006	2,431
2007	2,302
2008	2,139
2009	2,210
Thereafter	595,187
$621,464

9.  DERIVATIVE FINANCIAL INSTRUMENTS

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

10. LEASES

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

(b) Operating Leases

     The Company leases restaurant facilities, office space, and certain equipment under operating leases having terms expiring at various dates through fiscal 2095. The restaurant leases have renewal clauses of 1 to 35 years at the option of the Company and, in some cases, have provisions for contingent rent based upon a percentage of gross sales, as defined in the leases.  Rent expense for fiscal 2004, 2003, and 2002 was $123.1 million, $111.1 million, and $103.7 million, respectively.  Contingent rent included in rent expense for fiscal 2004, 2003, and 2002 was $11.6 million, $10.3 million, and $9.7 million, respectively.

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

(c) Commitments

     At June 30, 2004, future non-cancelable minimum lease payments on capital and operating leases were as follows (in thousands):

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

11. STOCK OPTION PLANS

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

12. SHAREHOLDERS' EQUITY

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

13. SAVINGS PLANS

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

14. SUPPLEMENTAL CASH FLOW INFORMATION

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

15. RELATED PARTY TRANSACTIONS

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

16. CONTINGENCIES

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

17. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following table summarizes the unaudited consolidated quarterly results of operations for fiscal 2004 and 2003 (in thousands, except per share amounts):

Fiscal Year 2004
Quarters Ended
	Sept. 24	Dec. 24	March 24	June 30
	(as restated)	(as restated)	(as restated)	(as restated)
Revenues	$870,898	$886,490	$931,922	$1,018,176
Income before provision for
income taxes	$ 64,709	$ 63,945	$ 11,674	$ 92,698
Net income	$ 43,873	$ 43,359	$ 6	$ 63,680
Basic net income per share	$ 0.45	$ 0.45	$ 0.00	$ 0.67
Diluted net income per share	$ 0.44	$ 0.44	$ 0.00	$ 0.66

Basic weighted average
shares outstanding	97,404	96,156	95,973	94,854
Diluted weighted average
shares outstanding	99,367	97,731	98,007	96,806

Fiscal Year 2004
Quarters Ended
	Sept. 24	Dec. 24	March 24	June 30
	(as reported)	(as reported)	(as reported)	(as reported)
Revenues	$870,898	$886,490	$931,922	$1,018,176
Income before provision for
income taxes	$ 65,872	$ 65,157	$ 12,854	$ 94,048
Net income	$ 44,595	$ 44,111	$ 738	$ 64,517
Basic net income per share	$ 0.46	$ 0.46	$ 0.01	$ 0.68
Diluted net income per share	$ 0.45	$ 0.45	$ 0.01	$ 0.67

Basic weighted average
shares outstanding	97,404	96,156	95,973	94,854
Diluted weighted average
shares outstanding	99,367	97,731	98,007	96,806

Fiscal Year 2003
Quarters Ended
	Sept. 25	Dec. 25	March 26	June 25
	(as restated)	(as restated)	(as restated)	(as restated)
Revenues	$773,892	$794,510	$840,776	$876,216
Income before provision for
income taxes	$ 66,861	$ 54,800	$ 68,236	$ 59,803
Net income	$ 44,430	$ 36,593	$ 45,552	$ 39,625

Basic net income per share	$ 0.46	$ 0.38	$ 0.47	$ 0.41
Diluted net income per share	$ 0.45	$ 0.37	$ 0.46	$ 0.40

Basic weighted average
shares outstanding	97,177	96,784	97,025	97,405
Diluted weighted average
shares outstanding	99,235	98,848	98,901	99,579

Fiscal Year 2003
Quarters Ended
	Sept. 25	Dec. 25	March 26	June 25
	(as reported)	(as reported)	(as reported)	(as reported)
Revenues	$773,892	$794,510	$840,776	$876,216
Income before provision for
income taxes	$ 67,777	$ 55,809	$ 69,205	$ 60,796
Net income	$ 45,004	$ 37,225	$ 46,160	$ 40,247

Basic net income per share	$ 0.46	$ 0.38	$ 0.48	$ 0.41
Diluted net income per share	$ 0.45	$ 0.38	$ 0.47	$ 0.40

Basic weighted average
shares outstanding	97,177	96,784	97,025	97,405
Diluted weighted average
shares outstanding	99,235	98,848	98,901	99,579

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

As discussed in Note 2 to the consolidated financial statements, the Company has restated its consolidated financial statements for each of the years in the three year period ended June 30, 2004.

KPMG LLP

Dallas, Texas
August 5, 2004, except for Note 16,
as to which the date is as of August 30, 2004
and Note 2 as to which the date is as of December 22, 2004

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

DOUGLAS H. BROOKS
President and Chief Executive Officer

CHARLES M. SONSTEBY
Executive Vice President and Chief Financial Officer