Form 10-K, Exhibit 13
period 2005-06-29
BRINKER INTERNATIONAL INC
filed 2005-09-12
CIK 703351

EXHIBIT 13

Brinker International, Inc. Selected Financial Data (In thousands, except per share amounts and number of restaurants)
Fiscal Years
	2005	2004(a)	2003	2002	2001
Income Statement Data:
Revenues	$3,912,850	$3,707,486	$3,285,394	$2,887,111	$2,406,874
Operating Costs and Expenses:
Cost of sales	1,100,842	1,024,724	900,379	796,714	663,357
Restaurant expenses	2,180,239	2,030,044	1,799,721	1,583,511	1,304,468
Depreciation and amortization	190,889	178,879	161,071	132,535	101,514
General and administrative	156,151	153,231	131,763	121,420	109,110
Restructure charges and other impairments	63,422	74,237	29,744	8,723	-

Total operating costs and expenses	3,691,543	3,461,115	3,022,678	2,642,903	2,178,449
Operating income	221,307	246,371	262,716	244,208	228,425
Interest expense	25,368	11,603	12,449	13,327	8,608
Other, net	1,526	1,742	567	2,332	459
Income before provision for income taxes	194,413	233,026	249,700	228,549	219,358
Provision for income taxes	34,194	82,108	83,500	77,904	75,805
Net income	$ 160,219	$ 150,918	$ 166,200	$ 150,645	$ 143,553

Basic net income per share	$ 1.81	$ 1.57	$ 1.71	$ 1.54	$ 1.45
Diluted net income per share	$ 1.73	$ 1.48	$ 1.61	$ 1.47	$ 1.41
Basic weighted average shares outstanding	88,530	96,072	97,096	97,862	99,101
Diluted weighted average shares outstanding	94,229	105,739	106,935	105,563	102,098
Balance Sheet Data (End of Period):
Working capital (deficit)	$ (179,738)	$ 21,758	$ (143,744)	$ (160,266)	$ (110,006)
Total assets	2,156,124	2,254,424	1,978,895	1,811,252	1,466,267
Long-term obligations	635,925	864,840	539,642	542,108	323,854
Shareholders' equity	1,100,282	1,010,422	1,127,642	966,924	892,183
Number of Restaurants
Open (End of Period):
Company-operated	1,268	1,194	1,145	1,039	899
Franchised/Joint venture	320	282	257	229	244
Total	1,588	1,476	1,402	1,268	1,143

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

   The Company has a 52/53 week fiscal year ending on the last Wednesday in June. Fiscal years 2005 and 2003, which ended on June 29, 2005 and June 25, 2003, respectively, contained 52 weeks, while fiscal year 2004, which ended on June 30, 2004, contained 53 weeks.

RESULTS OF OPERATIONS FOR FISCAL YEARS 2005, 2004, AND 2003

   The following table sets forth expenses as a percentage of total revenues for the periods indicated for revenue and expense items included in the consolidated statements of income:

Percentage of Total Revenues Fiscal Years
2005 2004 2003

Revenues	100.0%	100.0%	100.0%
Operating Costs and Expenses:
Cost of sales	28.1%	27.6%	27.4%
Restaurant expenses	55.7%	54.8%	54.8%
Depreciation and amortization	4.9%	4.8%	4.9%
General and administrative	4.0%	4.1%	4.0%
Restructure charges and other impairments	1.6%	2.0%	0.9%
Total operating costs and expenses	94.3%	93.3%	92.0%
Operating income	5.7%	6.7%	8.0%
Interest expense	0.6%	0.3%	0.4%
Other, net	0.0%	0.1%	-
Income before provision for income taxes	5.1%	6.3%	7.6%
Provision for income taxes	1.0%	2.2%	2.5%
Net income	4.1%	4.1%	5.1%

OVERVIEW

   The Company is principally engaged in the ownership, operation, development, and franchising of the Chili's Grill & Bar ("Chili's"), Romano's Macaroni Grill ("Macaroni Grill"), Maggiano's Little Italy ("Maggiano's"), On The Border Mexican Grill & Cantina ("On The Border"), and Corner Bakery Cafe ("Corner Bakery") restaurant concepts.  In addition, the Company has a 43% ownership interest in Rockfish Seafood Grill ("Rockfish").  At June 29, 2005, the Company owned, operated, franchised, or was involved in the ownership of 1,588 restaurants.

    The Company intends to continue the expansion of its restaurant concepts by opening units in strategically desirable domestic markets and continues to contemplate development in other countries. The Company considers the restaurant site selection process critical to its long-term success and devotes significant effort to the investigation of new locations utilizing a variety of sophisticated analytical techniques. The Company intends to concentrate on the development of certain identified markets to achieve penetration levels deemed desirable in order to improve competitive position, marketing potential and profitability. Expansion efforts will be focused not only on major metropolitan areas, but also on smaller market areas and non-traditional locations (such as airports, kiosks and food courts) that can adequately support any of the Company's restaurant concepts.  In addition, the Company intends to selectively pursue domestic and international franchise expansion.  Future franchise development agreements are expected to remain limited to enterprises having significant experience as restaurant operators and proven financial ability to develop multi-unit operations.  The specific rate at which the Company is able to open new restaurants is determined by its success in locating satisfactory sites, negotiating acceptable lease or purchase terms, securing appropriate local governmental permits and approvals, and by its capacity to supervise construction and recruit and train management personnel.

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

    Revenues for the first quarter of fiscal 2006 are estimated to increase by 11% to 12% compared to the same quarter in fiscal 2005, driven primarily by capacity gains of 7% to 8%.  Cost of sales is estimated to be 0.5% to 0.6% higher than last year due primarily to negative shifts in product mix and higher meat and poultry costs.  Restaurant expenses are estimated to be 0.1% to 0.2% lower than last year primarily driven by improvements in labor efficiencies and sales leverage, partially offset by stock-based compensation expense to be recognized beginning in the first quarter of fiscal 2006.  General and administrative expenses are estimated to be 0.9% to 1.0% higher due primarily to an increase in incentive based compensation programs (including stock-based compensation expense) and the implementation of a new annual merit increase process.  The effective tax rate during the first quarter is estimated to be approximately 34.5%.

REVENUES

   Revenues for fiscal 2005 increased to $3,912.9 million, 5.5% over the $3,707.5 million generated for fiscal 2004 (7.7% excluding revenues of $73.9 million for the additional week in fiscal 2004).  Revenues for fiscal 2004 increased 12.8% from fiscal 2003 revenues of $3,285.4 million.  The increases were primarily attributable to a net increase of 74 and 49 company-owned restaurants in fiscal 2005 and 2004, respectively, and an increase in comparable store sales.  Revenues for fiscal 2005 increased due to a 1.9% increase in capacity (as measured by average-weighted sales weeks) and a 2.5% increase in comparable store sales.  Capacity increased 3.9% for fiscal 2005 on a comparable 52-week basis.  Revenues for fiscal 2004 increased due to a 10.5% increase in capacity, of which 2.1% was due to the additional week in fiscal 2004, and a 2.3% increase in comparable store sales.    Menu prices in the aggregate increased 2.7% and 1.8% in fiscal 2005 and 2004, respectively.

COSTS AND EXPENSES

   Cost of sales, as a percent of revenues, increased 0.5% in fiscal 2005 due primarily to a 0.9% increase in commodity prices for meat, poultry and produce and a 0.5% unfavorable product mix shift for meat and seafood, partially offset by a 0.9% increase in menu prices.  Cost of sales, as a percent of revenues, increased 0.2% in fiscal 2004 due primarily to a 0.5% increase in commodity prices for meat, seafood, dairy and cheese, and a 0.7% unfavorable product mix shift for poultry and produce, partially offset by a 0.3% decrease in commodity prices for poultry, a 0.2% favorable product mix shift for meat and seafood, and a 0.5% increase in menu prices.

   Restaurant expenses, as a percent of revenues, increased 0.9% in fiscal 2005.  The increase was primarily due to the $17.3 million FICA tax assessment paid in resolution of the Internal Revenue Service ("IRS") dispute, increases in labor costs related to new product rollouts and service initiatives, increases in utility and vacation costs resulting from the correction of accounting policies, and increases in repair and maintenance expenses.  These increases were partially offset by a decrease in advertising costs, gains totaling $8.7 million related to the sale of fourteen Chili's restaurants and all three of the Corner Bakery commissaries, and a $1.8 million gain related to the early extinguishment of certain mortgage loan obligations.  Restaurant expenses, as a percent of revenues, remained flat in fiscal 2004.  Higher labor and training costs related to new service initiatives, higher payroll taxes resulting from increased tip reporting, and increases in utility costs, property taxes, and health, workers compensation and general liability insurance were offset by increased sales leverage from the additional week in fiscal 2004, decreases in pre-opening costs due to a lower number of store openings in fiscal 2004 as compared to fiscal 2003, and a $2.4 million gain from the sale of four Chili's restaurants and the sale of one real estate property.

   Depreciation and amortization increased $12.0 million and $17.8 million in fiscal 2005 and 2004, respectively.  The increases were due to new unit construction and ongoing remodel costs, partially offset by a decrease in depreciation related to the disposition of stores and a declining depreciable asset base for older units.

   General and administrative expenses increased $2.9 million and $21.5 million in fiscal 2005 and 2004, respectively.  The increases were due primarily to increased costs related to consumer research and an increase in payroll costs resulting from an increase in headcount.  The increase in fiscal 2005 was partially offset by a decrease in performance based compensation.

   Restructure charges and other impairments recorded during fiscal 2005 consist of a $36.4 million charge related to the disposition of the remaining Big Bowl Asian Kitchen ("Big Bowl") restaurants, a $16.9 million charge to fully impair the investment and notes receivable associated with Rockfish, and a $10.1 million charge related primarily to restaurant closures.  Restructure charges and other impairments recorded during fiscal 2004 consist of a $39.5 million charge related to store closures, a $27.0 million charge to impair Big Bowl goodwill, and a $7.7 million charge related to the final disposition of the Cozymel's Coastal Grill ("Cozymel's") restaurants.  See Note 2 to our consolidated financial statements for additional discussion of restructure charges and other impairments.

   Interest expense increased by $13.8 million in fiscal 2005 due primarily to interest related to the 5.75% notes (the "Notes") issued in May 2004 and increased average borrowings on the Company's lines-of-credit.  These increases were partially offset by a decrease in interest expense due to the redemption of the convertible senior debentures in January 2005 and the final scheduled repayment of the senior notes in April 2005.  Interest expense decreased $846,000 in fiscal 2004 due primarily to debt issuance costs related to the convertible debt being fully amortized in the second quarter of fiscal 2004, lower average outstanding balances on the senior notes and revolving lines-of-credit, and a $2.4 million gain related to an interest rate lock settled in May 2004.  These decreases were partially offset by interest expense related to the Notes and a decrease in capitalized interest due to lower interest rates.

   Other, net decreased $216,000 in fiscal 2005 due primarily to a decrease in the Company's share of losses in equity method investees, as well as an increase in interest income associated with the investment of proceeds received from the issuance of the Notes, partially offset by an increase in expense related to the Company's net savings plan obligations.  Other, net increased $1.2 million in fiscal 2004 due primarily to gains from life insurance proceeds recorded in fiscal 2003 totaling $3.5 million, partially offset by a $1.0 million decrease in the Company's share of losses in equity method investees and an increase in interest income associated with the investment of proceeds received from the issuance of the Notes.

INCOME TAXES

   The Company's effective income tax rate was 17.6%, 35.2%, and 33.4% in fiscal 2005, 2004, and 2003, respectively. The decrease in fiscal 2005 was primarily due to the disposition of Big Bowl, which allowed the Company to take tax deductions for goodwill impairment charges totaling $48.6 million ($21.6 million recorded in fiscal 2005 and $27.0 million recorded in fiscal 2004), an income tax benefit of approximately $16.9 million, consisting of federal income tax credits related to the additional FICA taxes paid as a result of the IRS resolution, and a $6.6 million tax benefit related to the correction of deferred tax liabilities as a result of an analysis of the tax basis of certain property and equipment balances.  The increase in fiscal 2004 was primarily due to the Big Bowl goodwill impairment charge, which was not deductible for tax purposes until fiscal 2005, partially offset by an increase in the FICA tax credit resulting from increased tip reporting.

IMPACT OF INFLATION

   The Company has not experienced a significant overall impact from inflation. As operating expenses increase, the Company, to the extent permitted by competition, recovers increased costs through a combination of menu price increases and reviewing, then implementing, alternative products or processes.

LIQUIDITY AND CAPITAL RESOURCES

   Working capital decreased to a deficit of $179.7 million at June 29, 2005 from a surplus of $21.8 million at June 30, 2004, primarily due to the cash redemption of the convertible senior debentures and purchases of treasury stock during fiscal 2005.  Net cash provided by operating activities decreased to $443.5 million for fiscal 2005 from $489.7 million for fiscal 2004 due to the additional week in fiscal 2004 and the timing of operational receipts and payments. The Company believes that its various sources of capital, including availability under existing credit facilities, ability to raise additional financing, and cash flow from operating activities, are adequate to finance operations as well as the repayment of current debt obligations.

   Payments due under the Company's contractual obligations for outstanding indebtedness, purchase obligations as defined by the Securities and Exchange Commission ("SEC"), and the expiration of credit facilities as of June 29, 2005 are as follows:

	Payments Due by Period (in thousands)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt(a)	$535,420	$ 66,878	$ 37,247	$ 52,110	$379,185
Capital leases	57,562	3,361	6,981	7,339	39,881
Operating leases	892,375	111,568	210,093	179,859	390,855
Purchase obligations(b)	120,563	44,080	62,993	13,490	-
	Amount of Credit Facility Expiration by Period (in thousands)
	Total Commitment	Less than 1 year(c)	1-3 Years	3-5 Years	More than 5 Years
Credit facilities	$375,000	$ 75,000	$ -	$300,000	$ -

(a)       Long-term debt consists of amounts owed on the 5.75% notes, mortgage loan obligations, credit facilities and accrued interest on fixed-rate obligations totaling $162.1 million.

(b)       A "purchase obligation" is defined as an agreement to purchase goods or services that is enforceable and legally binding on the Company and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.  The Company's purchase obligations primarily consist of long-term obligations for the purchase of telecommunication services, certain non-alcoholic beverages and baked goods and exclude agreements that are cancelable without significant penalty.

(c)       The portion of the credit facilities that expires in less than one year is an uncommitted obligation giving the lenders the option not to extend the Company funding.  Should any or all of these obligations not be extended, the Company has adequate capacity under the committed facility, which does not expire until October 2009.

   Capital expenditures consist of purchases of land for future restaurant sites, new restaurants under construction, purchases of new and replacement restaurant furniture and equipment, and ongoing remodeling programs. Capital expenditures were $334.9 million in fiscal 2005 compared to $314.3 million in fiscal 2004.  The Company estimates that its fiscal 2006 capital expenditures will approximate $434.0 million.  These capital expenditures will be funded entirely from operations and existing credit facilities.

   In April 2005, the Company paid the remaining $14.9 million principal balance on the senior notes.  In January 2005, the Company redeemed all of its convertible senior debentures.  Debenture holders chose to convert a total of $10.8 million of the accreted debenture value into 308,092 shares of common stock.  The Company redeemed the balance of $262.7 million of the accreted debenture value for cash.  In November 2004, the Company paid $23.9 million as a result of the early extinguishment of certain mortgage loan obligations.  The Company funded these payments with cash on hand and available lines of credit.

   In December 2004, the Company resolved a dispute with the IRS and paid an assessment of $17.3 million for employer-only FICA taxes. In connection with this payment, the Company also recorded an income tax benefit of approximately $16.9 million, consisting of federal income tax credits related to the additional FICA taxes paid.

   During fiscal 2005, the Company received cash proceeds totaling $31.5 million related to the sale of fourteen Chili's restaurants to new franchisees, the sale of the remaining nine Big Bowl restaurants, and the sale of all three of the Corner Bakery commissaries.

   During fiscal 2005, the Company received cash proceeds of $13.0 million from the sale of real estate in connection with restaurant closings and expects to receive an additional $21.0 million in fiscal 2006.

   In April 2004, the Board of Directors authorized an increase in the stock repurchase plan of $500.0 million, bringing the total to $1,010.0 million.  Pursuant to the Company's stock repurchase plan, the Company repurchased approximately 5.0 million shares of its common stock for $170.2 million during fiscal 2005, of which 3.5 million shares were acquired under forward purchase contracts settled on October 21, 2004.  As of June 29, 2005, approximately 32.5 million shares had been repurchased for $884.9 million under the stock repurchase plan.  The Company's stock repurchase plan will be used to minimize the dilutive impact of stock options.  The repurchased common stock is reflected as a reduction of shareholders' equity.

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

   The Company is exposed to interest rate risk on short-term and long-term financial instruments carrying variable interest rates.  The Company's variable rate financial instruments, consisting of the outstanding borrowings on credit facilities and the notional amounts of interest rate swaps, totaled $176.6 million at June 29, 2005.  The impact on the Company's annual results of operations of a one-point interest rate change on the outstanding balance of these variable rate financial instruments as of June 29, 2005 would be approximately $1.8 million.  The Company may from time to time utilize interest rate swaps to manage overall borrowing costs and reduce exposure to adverse fluctuations in interest rates.

   The Company purchases certain commodities such as meat, poultry, produce, and dairy. These commodities are generally purchased based upon market prices established with vendors. These purchase arrangements may contain contractual features that fix the price paid for certain commodities.  The Company does not use financial instruments to hedge commodity prices because these purchase arrangements help control the ultimate cost paid and any commodity price aberrations are generally short-term in nature.

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

   Impairment of Long-Lived Assets

   The Company reviews property and equipment for impairment when events or circumstances indicate that the carrying amount of a restaurant's assets may not be recoverable.  The Company tests for impairment using historical cash flows and other relevant facts and circumstances as the primary basis for its estimates of future cash flows.  This process requires the use of estimates and assumptions, which are subject to a high degree of judgment.  In addition, at least annually the Company assesses the recoverability of goodwill related to its restaurant concepts.  This impairment test requires the Company to estimate fair values of its restaurant concepts by making assumptions regarding future profits and cash flows, expected growth rates, terminal values, and other factors.  In the event that these assumptions change in the future, the Company may be required to record impairment charges related to goodwill.

   Financial Instruments

   The Company enters into interest rate swaps to maintain the value of certain lease obligations.  The fair value of these swaps is estimated using widely accepted valuation methods.  The valuation of derivatives involves considerable judgment, including estimates of future interest rate curves.  Changes in those estimates may materially affect the amounts recognized in the balance sheet for the Company's derivatives and interest costs in future periods.

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

RECENT ACCOUNTING PRONOUNCEMENT

   In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2004), "Share-Based Payment," ("SFAS 123R"), which amends SFAS No. 123 and SFAS No. 95. SFAS 123R requires all companies to measure and record compensation cost for all share-based payments, including employee stock options, at fair value and will be effective for annual periods beginning after June 15, 2005. The Company estimates that stock-based compensation expense for fiscal 2006 will be $31.0 to $33.0 million ($24.0 to $26.0 million after tax).  This estimate includes costs related to unvested stock options and restricted stock grants associated with new compensation programs.

FORWARD-LOOKING STATEMENTS

   The Company wishes to caution readers that the following important factors, among others, could cause the actual results of the Company to differ materially from those indicated by forward-looking statements made in this report and from time to time in news releases, reports, proxy statements, registration statements and other written or electronic communications, as well as verbal forward-looking statements made from time to time by representatives of the Company.  Such forward-looking statements involve risks and uncertainties that may cause the Company's or the restaurant industry's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements.  Factors that might cause actual events or results to differ materially from those indicated by these forward-looking statements may include matters such as future economic performance, restaurant openings, operating margins, the availability of acceptable real estate locations for new restaurants, the sufficiency of the Company's cash balances and cash generated from operating and financing activities for the Company's future liquidity and capital resource needs, and other matters, and are generally accompanied by words such as "believes," "anticipates," "estimates," "predicts," "expects" and similar expressions that convey the uncertainty of future events or outcomes.  An expanded discussion of some of these risk factors follows.

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

   The Company's success depends in part on its ability to absorb increases in utility costs.  Various regions of the United States in which the Company operates multiple restaurants have experienced significant and temporary increases in utility prices.  If these increases should recur, they will have an adverse effect on the Company's profitability.

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

Identification of material weakness in internal control may adversely affect the Company's financial results.

    The Company is subject to the ongoing internal control provisions of Section 404 of the Sarbanes-Oxley Act of 2002.  Those provisions provide for the identification of material weaknesses in internal control which could indicate a lack of adequate controls to generate accurate financial statements.  Though the Company routinely assesses its internal controls, there can be no assurance that the Company will be able to timely remediate material weaknesses, if any, that may be identified in future periods, or maintain all of the controls necessary for continued compliance.  There likewise can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies.

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

BRINKER INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

Fiscal Years
	2005	2004	2003

Revenues	$3,912,850	$3,707,486	$3,285,394
Operating Costs and Expenses:
Cost of sales	1,100,842	1,024,724	900,379
Restaurant expenses	2,180,239	2,030,044	1,799,721
Depreciation and amortization	190,889	178,879	161,071
General and administrative	156,151	153,231	131,763
Restructure charges and other impairments	63,422	74,237	29,744
Total operating costs and expenses	3,691,543	3,461,115	3,022,678

Operating income	221,307	246,371	262,716

Interest expense	25,368	11,603	12,449
Other, net	1,526	1,742	567
Income before provision for
income taxes	194,413	233,026	249,700

Provision for income taxes	34,194	82,108	83,500
Net income	$ 160,219	$ 150,918	$ 166,200

Basic net income per share	$ 1.81	$ 1.57	$ 1.71

Diluted net income per share	$ 1.73	$ 1.48	$ 1.61

Basic weighted average
shares outstanding	88,530	96,072	97,096

Diluted weighted average
shares outstanding	94,229	105,739	106,935

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	2005	2004
ASSETS
Current Assets:
Cash and cash equivalents	$ 42,253	$ 47,437
Short-term investments	-	179,325
Accounts receivable	45,155	37,934
Inventories	49,503	38,113
Prepaid expenses and other	81,312	74,764
Deferred income taxes	21,956	23,347

Total current assets	240,179	400,920
Property and Equipment, at Cost:
Land	284,885	283,777
Buildings and leasehold improvements	1,570,787	1,413,980
Furniture and equipment	729,193	666,415
Construction-in-progress	87,192	72,818
	2,672,057	2,436,990
Less accumulated depreciation and amortization	(963,892)	(823,106)
Net property and equipment	1,708,165	1,613,884
Other Assets:
Goodwill	135,754	158,068
Other	72,026	81,552
Total other assets	207,780	239,620
Total assets	$2,156,124	$2,254,424

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Current installments of long-term debt	$ 1,805	$ 18,099
Accounts payable	133,096	105,795
Accrued liabilities	262,277	218,225
Income taxes payable	22,739	37,043
Total current liabilities	419,917	379,162
Long-term debt, less current installments	406,505	639,291
Deferred income taxes	56,189	72,453
Other liabilities	173,231	153,096

Commitments and Contingencies (Notes 8 and 14)
Shareholders' Equity:
Common stock - 250,000,000 authorized shares;
$.10 par value; 117,499,541 shares issued
and 89,182,804 shares outstanding at
June 29, 2005, and 117,499,541 shares issued
and 90,647,745 shares outstanding at June 30, 2004	11,750	11,750
Additional paid-in capital	369,813	356,094
Accumulated other comprehensive income	700	737
Retained earnings	1,421,866	1,261,647
	1,804,129	1,630,228
Less treasury stock, at cost (28,316,737 shares at
June 29, 2005 and 26,851,796 shares at
June 30, 2004)	(703,847)	(619,806)
Total shareholders' equity	1,100,282	1,010,422
Total liabilities and shareholders' equity	$2,156,124	$2,254,424
See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)

	Common Stock		Additional Paid-In	Retained	Treasury	Accumulated Other Comprehensive
	Shares

Amount

			Capital	Earnings	Stock	Income	Total

Balances at June 26, 2002	97,440	$11,750	$ 328,319	$ 944,529	$ (317,674)	$ -	$ 966,924

Net income	-	-	-	166,200	-	-	166,200
Change in fair value of
investments, net of tax	-	-	-	-	-	609	609

Comprehensive income							166,809

Purchases of treasury stock	(2,208)	-	-	-	(64,477)	-	(64,477)
Issuances of common stock	2,492	-	(1,748)	-	42,048	-	40,300
Tax benefit from stock
options exercised	-	-	13,710	-	-	-	13,710
Amortization of unearned
compensation	-	-	2,101	-	-	-	2,101
Issuance of restricted
stock, net of forfeitures	131	-	118	-	2,157	-	2,275

Balances at June 25, 2003	97,855	11,750	342,500	1,110,729	(337,946)	609	1,127,642

Net income	-	-	-	150,918	-	-	150,918
Change in fair value of
investments, net of tax	-	-	-	-	-	128	128

Comprehensive income							151,046

Purchases of treasury stock	(9,326)	-	-	-	(322,615)	-	(322,615)
Issuances of common stock	2,053	-	2,049	-	39,538	-	41,587
Tax benefit from stock
options exercised	-	-	9,752	-	-	-	9,752
Amortization of unearned
compensation	-	-	1,770	-	-	-	1,770
Issuance of restricted
stock, net of forfeitures	66	-	23	-	1,217	-	1,240

Balances at June 30, 2004	90,648	11,750	356,094	1,261,647	(619,806)	737	1,010,422

Net income	-	-	-	160,219	-	-	160,219
Change in fair value of
investments, net of tax	-	-	-	-	-	(37)	(37)

Comprehensive income							160,182

Purchases of treasury stock	(4,953)	-	-	-	(170,210)	-	(170,210)
Issuances of common stock	3,449	-	(3,271)	-	85,180	-	81,909
Tax benefit from stock
options exercised	-	-	16,088	-	-	-	16,088
Amortization of unearned
compensation	-	-	1,252	-	-	-	1,252
Issuance of restricted
stock, net of forfeitures	39	-	(350)	-	989	-	639

Balances at June 29, 2005	89,183	$11,750	$ 369,813	$1,421,866	$ (703,847)	$ 700	$1,100,282
See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

Fiscal Years
	2005	2004	2003

Cash Flows from Operating Activities:
Net income	$ 160,219	$ 150,918	$ 166,200
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	190,889	178,879	161,071
Restructure charges and other impairments	63,422	74,237	29,744
Deferred income taxes	(14,852)	1,467	37,743
Gain on sale of assets	(9,278)	(2,452)	-
Gain on extinguishment of debt	(1,750)	-	-
Amortization of deferred costs	4,365	9,318	11,721
Changes in assets and liabilities, excluding
effects of acquisitions and dispositions:
Receivables	(5,984)	(2,515)	(8,956)
Inventories	(12,630)	(14,047)	(2,726)
Prepaid expenses and other	(3,804)	2,182	392
Other assets	(3,377)	(3,146)	2,474
Current income taxes	1,784	38,864	37,314
Accounts payable	27,301	(2,273)	(10,350)
Accrued liabilities	37,382	34,645	14,603
Other liabilities	9,793	23,628	15,114
Net cash provided by operating activities	443,480	489,705	454,344

Cash Flows from Investing Activities:
Payments for property and equipment	(334,911)	(314,345)	(331,998)
Proceeds from sale of assets	44,484	22,235	-
Proceeds from sale of short-term investments	179,325	74,850	-
Purchases of short-term investments	-	(254,175)	-
Net payments (to) from affiliates	-	(2,252)	7,372
Investments in equity method investee	-	-	(1,750)
Net cash used in investing activities	(111,102)	(473,687)	(326,376)

Cash Flows from Financing Activities:
Payments on long-term debt	(301,364)	(17,120)	(16,890)
Purchases of treasury stock	(170,210)	(322,615)	(64,477)
Proceeds from issuances of treasury stock	71,112	41,587	40,300
Net borrowings (payments) on credit facilities	62,900	-	(63,500)
Net proceeds from issuance of debt	-	296,075	-
Net cash used in financing activities	(337,562)	(2,073)	(104,567)

Net change in cash and cash equivalents	(5,184)	13,945	23,401
Cash and cash equivalents at beginning of year	47,437	33,492	10,091
Cash and cash equivalents at end of year	$ 42,253	$ 47,437	$ 33,492

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

    The Company has a 52/53 week fiscal year ending on the last Wednesday in June. Fiscal years 2005 and 2003, which ended on June 29, 2005 and June 25, 2003, respectively, each contained 52 weeks. Fiscal year 2004 ended on June 30, 2004 and contained 53 weeks.

    Reclassifications

    As a result of the Company's review of its lease accounting policies that began in December 2004, and consistent with the views expressed by the SEC, the Company has adopted new accounting policies associated with landlord contributions and rent holidays.  The Company previously netted landlord contributions against leasehold improvements, thereby reducing future depreciation related to leased properties.  The landlord contributions are now recorded as a deferred rent liability and amortized as a reduction of rent expense over the lease term.  In addition, the Company previously began calculating straight-line rent on the rent commencement date, which is typically the date the restaurant is opened.  The straight-line rent calculation now includes the rent holiday period, which is the period of time between the Company taking control of a leased site (generally at the beginning of construction) and the rent commencement date. The portion of straight-line rent allocated to the construction period is capitalized.

    These accounting policy changes resulted in an increase to net property and equipment and other liabilities of $47.0 million as of June 30, 2004.  In addition, depreciation and amortization increased and restaurant expenses decreased by $3.4 million and $2.9 million for fiscal 2004 and fiscal 2003, respectively.  These changes have no impact on the Company's previously reported net income, earnings per share, revenues, total operating costs and expenses, shareholders' equity, or compliance with any covenants under its credit facility or other debt instruments.

    Additionally, auction rate securities of $179.3 million which were previously classified as cash and cash equivalents at June 30, 2004 have been reclassified as short-term investments.  The cash flows related to these investments are now disclosed as investing activities in the Company's consolidated statements of cash flows.

    Certain other prior year amounts in the accompanying consolidated financial statements have been reclassified to conform with fiscal 2005 presentation.  These reclassifications have no effect on the Company's net income or financial position as previously reported.

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

(c) Short-Term Investments

    The Company's short-term investments are variable rate bonds commonly known as auction rate securities.  The Company invests primarily in municipal and student obligations and these securities are purchased and sold at par value.  The underlying security is issued as a long-term investment.  However, auction rate securities are classified as short-term investments because they typically can be purchased and sold every 7, 28 and 35 days.  The trading of auction rate securities takes place through a dutch auction with an interest rate reset at the beginning of each holding period. At the end of each holding period the interest is paid to the investor.

(d) Financial Instruments

    The Company's policy is to invest cash in excess of operating requirements in income‑producing investments. Income-producing investments with maturities of three months or less at the time of investment are reflected as cash equivalents.

    The Company's financial instruments at June 29, 2005 and June 30, 2004 consist of cash equivalents, short-term investments, accounts receivable, notes receivable, and long-term debt. The fair value of the Company's Notes and convertible debt, based on quoted market prices, totaled approximately $318.0 million and $585.4 million at June 29, 2005 and June 30, 2004, respectively.  The fair value of all other financial instruments approximates the carrying amounts reported in the consolidated balance sheets. The following methods were used in estimating the fair value of financial instruments other than the Notes and convertible debt: cash equivalents, short-term investments and accounts receivable approximate their carrying amounts due to the short duration of those items; notes receivable are based on the present value of expected future cash flows discounted at the interest rate currently offered by the Company which approximates rates currently being offered by local lending institutions for loans of similar terms to companies with comparable credit risk; and long-term debt is based on the amount of future cash flows discounted using the Company's expected borrowing rate for debt of comparable risk and maturity.

    The Company's use of derivative instruments is primarily related to interest rate swaps, which are entered into with the intent of hedging exposures to changes in value of certain fixed-rate lease obligations.  The Company records derivative instruments in the consolidated balance sheet at fair value.  The accounting for the gain or loss due to changes in fair value of the derivative instrument depends on whether the derivative instrument qualifies as a hedge.  If the derivative instrument does not qualify as a hedge, the gains or losses are reported in earnings when they occur. However, if the derivative instrument qualifies as a hedge, the accounting varies based on the type of risk being hedged.  Amounts receivable or payable under interest rate swaps related to the hedged lease obligations are recorded as adjustments to restaurant expenses. Cash flows related to derivative transactions are included in operating activities. See Note 7 for additional discussion of hedging activities.

(e) Inventories

    Inventories, which consist of food, beverages, and supplies, are stated at the lower of cost (weighted average cost method) or market.

(f) Property and Equipment

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

(g) Operating Leases

    Rent expense for leases that contain scheduled rent increases is recognized on a straight-line basis over the lease term, including cancelable option periods where failure to exercise such options would result in an economic penalty such that the renewal appears reasonably assured.  The straight-line rent calculation includes the rent holiday period, which is the period of time between the Company taking control of a leased site and the rent commencement date.  The portion of straight-line rent allocated to the construction period is capitalized and amortized to depreciation and amortization expense over the useful life of the related assets.

    Contingent rents are generally amounts due as a result of sales in excess of amounts stipulated in certain restaurant leases and are included in rent expense as they are incurred.  Landlord contributions are recorded when received as a deferred rent liability and amortized as a reduction of rent expense on a straight-line basis over the lease term.

(h) Capitalized Interest

    Interest costs capitalized during the construction period of restaurants were approximately $3.8 million, $3.4 million, and $5.6 million during fiscal 2005, 2004, and 2003, respectively.

(i) Advertising

    Advertising costs are expensed as incurred.  Advertising costs were $126.0 million, $151.3 million, and $135.2 million in fiscal 2005, 2004, and 2003, respectively, and are included in restaurant expenses in the consolidated statements of income.

(j) Goodwill

    Goodwill represents the residual purchase price after allocation to all other identifiable net assets acquired.  Goodwill is not subject to amortization but is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  SFAS No. 142, "Goodwill and Other Intangible Assets," requires a two-step process for testing impairment of goodwill.  First, the fair value of each reporting unit is compared to its carrying value to determine whether an indication of impairment exists.  If an impairment is indicated, then the fair value of the reporting unit's goodwill is determined by allocating the unit's fair value to its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination.  The amount of impairment for goodwill is measured as the excess of its carrying value over its implied fair value.  See Note 3 for additional disclosures related to goodwill.

(k) Self-Insurance Program

    The Company utilizes a paid loss self-insurance plan for health, general liability and workers' compensation coverage.  Predetermined loss limits have been arranged with insurance companies to limit the Company's per occurrence cash outlay.  Accrued expenses and other liabilities include the estimated incurred but unreported costs to settle unpaid claims and estimated future claims.

(l) Income Taxes

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

(m) Stock-Based Compensation

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

	2005	2004	2003

Net income - as reported	$160,219	$150,918	$166,200
Add: Reported stock-based compensation expense, net of taxes	1,383	1,756	1,863
Deduct: Fair value based compensation expense, net of taxes(a)	(16,700)	(18,663)	(17,697)
Net income - pro forma	$144,902	$134,011	$150,366

Earnings per share:
Basic - as reported	$ 1.81	$ 1.57	$ 1.71
Basic - pro forma	$ 1.64	$ 1.39	$ 1.55

Diluted - as reported	$ 1.73	$ 1.48	$ 1.61
Diluted - pro forma	$ 1.57	$ 1.31	$ 1.47

(a)    The fiscal 2005 compensation expense includes prior year forfeiture adjustments of $1.5 million, net of tax.

    The weighted average fair value of option grants was $11.48, $11.38, and $10.76 during fiscal 2005, 2004, and 2003, respectively.  The fair value is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2005	2004	2003

Expected volatility	31.2%	33.0%	34.0%
Risk-free interest rate	3.4%	3.4%	3.0%
Expected lives	5 years	5 years	5 years
Dividend yield	0.0%	0.0%	0.0%

    The pro forma disclosures provided are not likely to be representative of the effects on reported net income for future years due to future grants.  The Company will begin recognizing stock-based compensation expense in fiscal 2006 in accordance with the provisions of SFAS 123R.  The estimated impact of adopting SFAS 123R for fiscal 2006 will be $31.0 to $33.0 million ($24.0 to $26.0 million, net of tax).  This estimate includes costs related to unvested stock options and restricted stock grants associated with new compensation programs.

(n) Comprehensive Income

    Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources.  Fiscal 2005, 2004 and 2003 comprehensive income consists of net income and the unrealized portion of changes in the fair value of the Company's investments in mutual funds.

(o) Net Income Per Share

    Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period.  Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.  For the calculation of diluted net income per share, the basic weighted average number of shares is increased by the dilutive effect of stock options determined using the treasury stock method and convertible debt.  The Company had approximately 700,000 stock options outstanding at June 29, 2005 and June 30, 2004, and 1.4 million stock options outstanding at June 25, 2003 that were not included in the dilutive earnings per share calculation because the effect would have been antidilutive.  The components of basic and diluted earnings per share are as follows:

	2005	2004	2003

Net income - as reported(w)	$ 160,219	$ 150,918	$ 166,200
Adjustment for interest on convertible debt, net of tax	2,650	5,023	6,313
Net income - as adjusted(x)	$ 162,869	$ 155,941	$ 172,513

Basic weighted average shares outstanding(y)	88,530	96,072	97,096
Dilutive effect of stock options	1,267	1,867	2,039
Dilutive effect of convertible debt	4,432	7,800	7,800
Diluted weighted average shares outstanding(z)	94,229	105,739	106,935
Basic earnings per share(w)/(y)	$ 1.81	$ 1.57	$ 1.71
Diluted earnings per share (x)/(z)	$ 1.73	$ 1.48	$ 1.61

(p) Segment Reporting

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

2.  RESTRUCTURE CHARGES AND OTHER IMPAIRMENTS

(a) Fiscal 2005

   A $36.4 million impairment charge was recorded primarily as a result of the decision to sell nine Big Bowl restaurants and to close the remaining five restaurants (the sale was finalized in February 2005).  The decision to dispose of Big Bowl was the result of research and testing of the brand's competitive positioning.  The charge consists of goodwill totaling $21.6 million, long-lived asset impairments totaling $9.6 million, lease obligation charges totaling $3.8 million, and the write-off of inventory and other supplies totaling $1.4 million.

   A $16.9 million charge was recorded to fully impair the investment and notes receivable associated with Rockfish as a result of recent declines in operating performance and lower forecasted earnings.

   A $12.6 million impairment charge was recorded primarily as a result of the decision to close one Corner Bakery commissary and fifteen restaurants, including ten Chili's, three Macaroni Grill, and two On The Border restaurants. The decision to close the restaurants was the result of an analysis that examined restaurants not meeting minimum return on investment thresholds and certain other operating performance criteria.  The charge consists of long-lived asset impairments totaling $9.1 million, lease obligation charges totaling $2.2 million, and the write-off of inventory and other supplies totaling $1.3 million. The remaining carrying values of the long-lived assets associated with the closed stores totaled approximately $9.7 million at June 29, 2005.  The fair value of the long-lived assets were primarily based on estimates from third party real estate brokers who examined comparable property sales values in the respective markets in which the restaurants operate.

    Additionally, the Company recorded a $2.5 million gain related to the thirty restaurants closed during fiscal 2004, consisting primarily of increases in the estimated sales value of previously impaired owned units.

(b) Fiscal 2004

    A $39.5 million charge was recorded as a result of the decision to close thirty restaurants, including six Chili's, five Macaroni Grill, six On The Border, six Corner Bakery, and seven Big Bowl restaurants.  The charge consists of long-lived asset impairments totaling $31.2 million, lease obligation charges totaling $6.2 million, and the write-off of inventory and other supplies totaling $2.1 million. The remaining carrying values of the long-lived assets associated with the closed stores totaled approximately $4.6 million and $13.0 million at June 29, 2005 and June 30, 2004, respectively.  The fair value of the long-lived assets were primarily based on estimates from third party real estate brokers who examined comparable property sales values in the respective markets in which the restaurants operate.  In addition, the Company made lease payments related to the closed stores totaling $3.3 million and $800,000 during fiscal 2005 and fiscal 2004, respectively, reducing the lease obligation included in accrued liabilities to $2.1 million and $5.4 million at June 29, 2005 and June 30, 2004, respectively.

    As a result of the seven Big Bowl closings and a review of the brand's competitive positioning and future development plans, the earnings forecast was revised and the Company recorded a goodwill impairment charge of $27.0 million.  The fair value of Big Bowl was estimated using the present value of expected future cash flows.

    Additionally, the Company recorded a $7.7 million charge as a result of the final disposition of Cozymel's.

(c) Fiscal 2003

    A $29.7 million charge was recorded primarily as a result of the decision to dispose of Cozymel's and the decision to close ten restaurants.

3.  GOODWILL

    The changes in the carrying amount of goodwill for the fiscal years ended June 29, 2005 and June 30, 2004 are as follows (in thousands):

	2005	2004

Balance at beginning of year	$158,068	$185,068
Impairment of goodwill (see Note 2)	(21,620)	(27,000)
Other	(694)	-
Balance at end of year	$135,754	$158,068

4.  ACCRUED AND OTHER LIABILITIES

    Accrued liabilities consist of the following (in thousands):

	2005	2004

Payroll	$ 89,659	$ 84,776
Gift cards	53,597	43,550
Sales tax	28,041	28,254
Property tax	22,661	21,404
Insurance	25,044	19,640
Other	43,275	20,601
	$262,277	$218,225

    Other liabilities consist of the following (in thousands):

	2005	2004

Straight-line rent	$ 61,562	$ 58,424
Retirement plan (see Note 11)	36,841	38,473
Other	74,828	56,199
	$173,231	$153,096

5.  INCOME TAXES

    The provision for income taxes consists of the following (in thousands):

	2005	2004	2003
Current income tax expense:
Federal	$ 33,070	$ 65,977	$ 36,761
State	10,074	12,885	8,107
Foreign	1,184	1,098	889
Total current income tax expense	44,328	79,960	45,757

Deferred income tax (benefit) expense:
Federal	(8,912)	1,896	35,968
State	(1,222)	252	1,775
Total deferred income tax (benefit) expense	(10,134)	2,148	37,743
	$ 34,194	$ 82,108	$ 83,500

    A reconciliation between the reported provision for income taxes and the amount computed by applying the statutory Federal income tax rate of 35% to income before provision for income taxes is as follows (in thousands):

	2005	2004	2003

Income tax expense at statutory rate	$ 68,045	$ 81,559	$ 87,395
FICA tax credit	(30,032)	(17,506)	(13,236)
State income taxes, net of Federal benefit	5,753	8,539	6,423
Goodwill impairment	(9,450)	9,450	2,275
Other	(122)	66	643
	$ 34,194	$ 82,108	$ 83,500

    The income tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities as of June 29, 2005 and June 30, 2004 are as follows (in thousands):

	2005	2004
Deferred income tax assets:
Restructuring charges and other impairments	$ 8,081	$ 17,399
Employee benefit plans	11,911	13,863
Leasing transactions	16,980	16,716
Insurance reserves	7,548	8,715
Other, net	31,200	24,158
Total deferred income tax assets	75,720	80,851

Deferred income tax liabilities:
Depreciation and capitalized interest
on property and equipment	47,360	88,509
Prepaid expenses	19,711	10,456
Goodwill and other amortization	11,887	11,887
Captive insurance	10,946	3,998
Other, net	20,049	15,107
Total deferred income tax liabilities	109,953	129,957
Net deferred income tax liability	$ 34,233	$ 49,106

6.  DEBT

    Long-term debt consists of the following (in thousands):

	2005	2004

5.75% notes	$298,598	$298,449
Credit facilities	62,900	-
Capital lease obligations (see Note 8)	35,022	35,926
Mortgage loan obligations	11,790	38,931
Convertible debt	-	269,233
Senior notes	-	14,851
	408,310	657,390
Less current installments	(1,805)	(18,099)
	$406,505	$639,291

    In May 2004, the Company issued $300.0 million of 5.75% notes and received proceeds totaling approximately $298.4 million prior to debt issuance costs.  The Notes require semi-annual interest payments and mature in June 2014.

    The Company has credit facilities aggregating $375.0 million at June 29, 2005. A revolving credit facility of $300.0 million bears interest at LIBOR (3.34% at June 29, 2005) plus a maximum of 1.5% (0.625% at June 29, 2005) and expires in October 2009. At June 29, 2005, $15.0 million was outstanding under this facility. The remaining credit facility is an uncommitted obligation giving the lenders the option not to extend funding and bears interest based upon a negotiated rate (federal funds rate plus 0.5% or 3.75% as of June 29, 2005).  At June 29, 2005, $47.9 million was outstanding under the uncommitted facility. Unused credit facilities available to the Company totaled $312.1 million at June 29, 2005.  Obligations under the Company's credit facilities, which require short-term repayments, have been classified as long-term debt, reflecting the Company's intent and ability to refinance these borrowings through the existing credit facilities.

    The unsecured senior notes required semi-annual interest payments at an annual rate of 7.8%. The remaining principal balance of $14.9 million was paid in April 2005.

    The mortgage loan obligations require monthly principal and interest payments, mature on various dates through March 2020, and bear interest at rates ranging from 9.00% to 10.75% per year.  The obligations are collateralized by the underlying restaurant properties.

    In October 2001, the Company issued $431.7 million of zero coupon convertible senior debentures (the "Debentures"), maturing on October 10, 2021, and received proceeds totaling approximately $250.0 million prior to debt issuance costs.  The Debentures required no interest payments and were issued at a discount representing a yield to maturity of 2.75% per annum.  The Debentures became redeemable at the Company's option on October 10, 2004.  On December 22, 2004, the Company exercised its right to redeem all of the Debentures.  Holders had the option to convert the Debentures into shares of the Company's common stock or cash until the close of business on January 20, 2005. Holders chose to convert a total of $10.8 million of the accreted debenture value into 308,092 shares of common stock and the remaining accreted debenture value of $262.7 million was redeemed for cash on January 24, 2005.

    The Company's debt agreements contain various financial covenants that, among other things, require the maintenance of certain leverage and fixed charge coverage ratios.  The Company is currently in compliance with all financial covenants.

    Excluding capital lease obligations (see Note 8), the Company's long-term debt maturities for the five years following June 29, 2005 are as follows (in thousands):

Fiscal Year

2006	$ 48,766
2007	632
2008	531
2009	576
2010	15,624
Thereafter	307,159
$373,288

7.  DERIVATIVE FINANCIAL INSTRUMENTS

    The Company entered into three interest rate swaps in December 2001 with a total notional value of $113.7 million at June 29, 2005.  These fair value hedges change the fixed-rate interest component of an operating lease commitment for certain real estate properties entered into in November 1997 to variable-rate interest.  Under the terms of the hedges (which expire in fiscal 2018), the Company pays monthly a variable rate based on 30-Day LIBOR (3.34% at June 29, 2005) plus 1.26%.  The Company receives monthly the fixed interest rate of 7.156% on the lease.  The estimated fair values of these agreements at June 29, 2005 and June 30, 2004 were assets of approximately $13.0 million and $7.7 million, respectively.  There was no hedge ineffectiveness during fiscal 2005, 2004, or 2003.  The Company's interest rate swap hedges meet the criteria for the "short-cut method" under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Accordingly, changes in the fair value of the swaps are recorded in other assets with a like adjustment in other liabilities.

    The interest rate swaps on the senior notes expired in conjunction with the Company's payment of the remaining principal in April 2005.

 8.  LEASES

(a) Capital Leases

    The Company leases certain buildings under capital leases. The asset values of $27.5 million at June 29, 2005 and June 30, 2004, and the related accumulated amortization of $10.6 million and $9.5 million at June 29, 2005 and June 30, 2004, respectively, are included in property and equipment. Amortization of assets under capital leases is included in depreciation and amortization expense.

(b) Operating Leases

    The Company leases restaurant facilities, office space, and certain equipment under operating leases having terms expiring at various dates through fiscal 2095. The restaurant leases have renewal clauses of 1 to 35 years at the option of the Company and, in some cases, have provisions for contingent rent based upon a percentage of sales in excess of specified levels, as defined in the leases.  Rent expense for fiscal 2005, 2004, and 2003 was $127.9 million, $119.6 million, and $108.1 million, respectively.  Contingent rent included in rent expense for fiscal 2005, 2004, and 2003 was $12.2 million, $11.6 million, and $10.3 million, respectively.

(c) Commitments

    At June 29, 2005, future minimum lease payments on capital and operating leases were as follows (in thousands):

Fiscal Year	Capital Leases	Operating Leases

2006	$ 3,361	$ 111,568
2007	3,447	107,942
2008	3,534	102,151
2009	3,624	94,451
2010	3,715	85,408
Thereafter	39,881	390,855
Total minimum lease payments	57,562	$ 892,375
Imputed interest (average rate of 7%)	(22,540)
Present value of minimum lease payments	35,022
Less current installments	(939)
	$ 34,083

    At June 29, 2005, the Company had entered into other lease agreements for restaurant facilities currently under construction or yet to be constructed. Classification of these leases as capital or operating has not been determined as construction of the leased properties has not been completed.

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

    Transactions during fiscal 2005, 2004, and 2003 were as follows (in thousands, except option prices):

	Number of Company Options			Weighted Average Share Exercise Price
	2005	2004	2003	2005	2004	2003
Options outstanding at
beginning of year	9,859	9,611	9,944	$26.92	$24.07	$20.50
Granted	2,786	2,879	2,639	33.96	32.53	30.68
Exercised	(3,053)	(1,978)	(2,477)	22.76	20.54	16.05
Forfeited	(896)	(653)	(495)	32.13	29.08	27.54
Options outstanding at
end of year	8,696	9,859	9,611	$30.10	$26.92	$24.07

Options exercisable at
end of year	2,864	3,918	3,809	$24.52	$20.64	$16.69

Options Outstanding				Options Exercisable
Range of exercise prices	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average exercise price

$ 7.42-$11.58	144	1.87	$ 8.64	144	$ 8.64
$13.58-$18.67	736	3.93	17.03	736	17.03
$25.50-$38.01	7,816	8.06	31.73	1,984	28.46
8,696	7.61		$30.10	2,864	$24.52

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

    Transactions during fiscal 2005, 2004, and 2003 were as follows (in thousands, except option prices):

	Number of Company Options			Weighted Average Share Exercise Price
	2005	2004	2003	2005	2004	2003
Options outstanding at
beginning of year	488	440	353	$23.90	$21.21	$17.79
Granted	80	83	102	35.53	32.80	32.18
Exercised	(87)	(35)	(15)	18.14	10.60	15.36
Forfeited	-	-	-	-	-	-
Options outstanding at
end of year	481	488	440	$26.86	$23.90	$21.21

Options exercisable at
end of year	231	244	238	$19.92	$16.24	$13.57

    At June 29, 2005, the range of exercise prices for options outstanding was $8.33 to $38.35 with a weighted average remaining contractual life of 6.50 years.

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

(b) Preferred Stock

    The Company's Board of Directors is authorized to provide for the issuance of 1.0 million preferred shares with a par value of $1.00 per share, in one or more series, and to fix the voting rights, liquidation preferences, dividend rates, conversion rights, redemption rights, and terms, including sinking fund provisions, and certain other rights and preferences.  As of June 29, 2005, no preferred shares were issued.

(c) Treasury Stock

    In April 2004, the Board of Directors authorized an increase in the stock repurchase plan of $500.0 million, bringing the total to $1,010.0 million.  Pursuant to the Company's stock repurchase plan, the Company repurchased approximately 5.0 million shares of its common stock for $170.2 million during fiscal 2005.  As of June 29, 2005, approximately 32.5 million shares had been repurchased for $884.9 million under the stock repurchase plan.  The Company's stock repurchase plan is primarily used to minimize the dilutive impact of stock options.  The repurchased common stock is reflected as a reduction of shareholders' equity.

(d) Restricted Stock

    Pursuant to shareholder approval in November 1999, the Company implemented the Executive Long-Term Incentive Plan for certain key employees, one component of which is the award of restricted stock.  During fiscal 2005 and 2004, respectively, approximately 53,000 and 66,000 shares of restricted stock were awarded, the majority of which vests over a three-year period.

11. SAVINGS PLANS

    The Company sponsors a qualified defined contribution retirement plan ("Plan I") covering salaried employees who have attained the age of twenty-one and hourly employees who have completed one year of service and have attained the age of twenty-one. Plan I allows eligible employees to contribute, subject to IRS limitations on total annual contributions, up to 50% of their base compensation and 100% of their eligible bonuses, as defined in the plan, to various investment funds. The Company matches in cash at a rate of 25% of the first 5% a salaried employee contributes. Hourly employees do not receive matching contributions.  Employee contributions vest immediately while Company contributions vest 25% annually beginning in the participant's second year of eligibility.  In November 2004, the plan was amended to change the vesting of Company contributions to 100% for participants who cease to be employed by the Company because the restaurant location at which the participant is employed is refranchised, effective upon the date of the refranchising.  In July 2005, the Company announced its intention to amend the plan effective January 1, 2006 by changing participant eligibility to include all employees who have attained the age of twenty-one and have completed one year and 1,000 hours of service.  In addition, the Company intends to increase its match to 100% of the first 3% an employee contributes and 50% of the next 2% the employee contributes with immediate vesting. In fiscal 2005, 2004, and 2003, the Company contributed approximately $940,000, $797,000, and $889,000, respectively.

    The Company sponsors a non-qualified defined contribution retirement plan ("Plan II") covering highly compensated employees, as defined in the plan. Plan II allows eligible employees to defer receipt of up to 50% of their base compensation and 100% of their eligible bonuses, as defined in the plan. The Company matches in cash at a rate of 25% of the first 5% of contributions. Employee contributions vest immediately while Company contributions vest 25% annually beginning in the participant's second year of eligibility. In December 2004, the IRS issued guidance on new rules for non-qualified deferred compensation plans.  As a result, the Company closed the plan to future contributions effective January 1, 2005.  The Company is evaluating the IRS guidance and will formalize any permanent changes to the plan in fiscal 2006, subject to approval by the Company's Board of Directors.  In fiscal 2005, 2004, and 2003, the Company contributed approximately $456,000, $799,000, and $724,000, respectively. At the inception of Plan II, the Company established a Rabbi Trust to fund Plan II obligations. The market value of the trust assets is included in other assets and the liability to Plan II participants is included in other liabilities.

12. SUPPLEMENTAL CASH FLOW INFORMATION

    Cash paid for interest and income taxes is as follows (in thousands):

	2005	2004	2003

Income taxes, net of refunds	$ 46,080	$ 40,677	$ 7,553
Interest, net of amounts capitalized	22,460	3,977	3,215

    Non-cash investing and financing activities are as follows (in thousands):

	2005	2004	2003

Retirement of fully depreciated assets	$ 20,515	$ 14,235	$164,509
Conversion of debt into common stock	10,796	-	-
Capitalized straight-line rent	5,748	3,376	3,735
Net increase (decrease) in fair value of interest rate swaps	4,597	(15,523)	15,063
Restricted common stock issued, net of forfeitures	1,361	2,374	4,490
Issuance of notes for sale of Cozymel's	-	14,455	-

13. RELATED PARTY TRANSACTIONS

    The Company entered into a note agreement with Rockfish Partnership in December 2002.  During fiscal 2004, the note was amended and restated, increasing the amount available under the note to $6.8 million, extending the maturity date to December 2005, and increasing the interest rate to the prime rate plus 1.5%.  The note requires quarterly interest payments until maturity.  In fiscal 2005, the Company recorded a $6.8 million charge to fully impair the note (see Note 2 for additional discussion).

14. CONTINGENCIES

   In January 1996, the Company entered into a Tip Reporting Alternative Commitment ("TRAC") agreement with the IRS.  The agreement required the Company, among other things, to implement tip reporting educational programs for its hourly restaurant employees and to establish tip reporting procedures, although employees remain ultimately responsible for accurately reporting their tips.  The IRS alleged that the Company did not meet the requirements of the TRAC agreement and retroactively and unilaterally revoked it. As a result of the revocation, the IRS commenced an examination of the Company's 2000 through 2002 calendar years for payroll tax purposes. In December 2004, the Company paid an assessment of $17.3 million for employer-only FICA taxes on unreported cash tips for the examination period.  The Company recorded the $17.3 million payment in restaurant expenses and recorded a related income tax benefit of approximately $16.9 million, consisting of federal income tax credits related to the additional FICA taxes paid.  The Company continues to believe that it was in full compliance with the TRAC agreement and that the IRS' retroactive revocation was unjustified, particularly in light of compliance reviews conducted by the IRS prior to the revocation.  Nevertheless, the Company agreed to the resolution to avoid potentially costly and protracted litigation.

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

15.  SUBSEQUENT EVENT

    In August 2005, the Company entered into a letter of intent to sell its Corner Bakery restaurant concept.  The decision to sell the concept was a result of the Company's continued focus on achieving minimum return on investment thresholds.  The net assets to be sold as of June 29, 2005 totaled approximately $70.0 million and consisted primarily of property and equipment of $61.0 million.  The sale is expected to be completed during the second quarter of fiscal 2006 at an estimated pre-tax loss of $3.0 to $5.0 million, including expenditures to complete construction-in-progress and selling costs.

16. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

    The following table summarizes the unaudited consolidated quarterly results of operations for fiscal 2005 and 2004 (in thousands, except per share amounts):

Fiscal Year 2005
Quarters Ended
	Sept. 29	Dec. 29	March 30	June 29

Revenues	$910,478	$950,793	$1,009,529	$1,042,050
Income before provision for
income taxes	$ 7,788	$ 44,258	$ 81,333	$ 61,034
Net income	$ 13,909	$ 41,403	$ 55,144	$ 49,763
Basic net income per share	$ 0.15	$ 0.47	$ 0.63	$ 0.56
Diluted net income per share	$ 0.15	$ 0.44	$ 0.60	$ 0.55

Basic weighted average
shares outstanding	89,761	87,505	88,109	88,746
Diluted weighted average
shares outstanding	98,730	96,471	91,769	90,062

Fiscal Year 2004
Quarters Ended
	Sept. 24	Dec. 24	March 24	June 30

Revenues	$870,898	$886,490	$931,922	$1,018,176
Income before provision for
income taxes	$ 64,709	$ 63,945	$ 11,674	$ 92,698
Net income	$ 43,873	$ 43,359	$ 6	$ 63,680
Basic net income per share	$ 0.45	$ 0.45	$ 0.00	$ 0.67
Diluted net income per share	$ 0.42	$ 0.42	$ 0.00	$ 0.62

Basic weighted average
shares outstanding	97,404	96,156	95,973	94,854
Diluted weighted average
shares outstanding	107,167	105,531	98,007	104,606

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Brinker International, Inc.:

    We have audited the accompanying consolidated balance sheets of Brinker International, Inc. and subsidiaries as of June 29, 2005 and June 30, 2004, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended June 29, 2005.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brinker International, Inc. and subsidiaries as of June 29, 2005 and June 30, 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended June 29, 2005 in conformity with U. S. generally accepted accounting principles.

    We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of June 29, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 8, 2005, except as to Note 15, which is as of August 16, 2005, expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Dallas, Texas
August 8, 2005, except as to Note 15,
which is as of August 16, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors
Brinker International, Inc.:

    We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Brinker International, Inc. and subsidiaries maintained effective internal control over financial reporting as of June 29, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

    We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

    A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

    Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

    In our opinion, management's assessment that Brinker International, Inc. and subsidiaries maintained effective internal control over financial reporting as of June 29, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Brinker International, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of June 29, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

    We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Brinker International, Inc. and subsidiaries as of June 29, 2005 and June 30, 2004, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended June 29, 2005, and our report dated August 8, 2005, except as to Note 15, which is as of August 16, 2005, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Dallas, Texas
August 8, 2005, except as to Note 15,
which is as of August 16, 2005

MANAGEMENT'S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

    Management is responsible for the reliability of the consolidated financial statements and related notes, which have been prepared in conformity with U. S. generally accepted accounting principles and include amounts based upon our estimate and judgments, as required.  The consolidated financial statements have been audited and reported on by our independent registered public accounting firm, KPMG LLP, who were given free access to all financial records and related data, including minutes of the meetings of the Board of Directors and Committees of the Board.  We believe that the representations made to the independent auditors were valid and appropriate.

    The Company maintains a system of internal controls over financial reporting designed to provide reasonable assurance of the reliability of the consolidated financial statements. The Company's internal audit function monitors and reports on the adequacy of the compliance with the internal control system and appropriate actions are taken to address significant control deficiencies and other opportunities for improving the system as they are identified.  The Audit Committee of the Board of Directors, which is comprised solely of outside directors, provides oversight to the financial reporting process through periodic meetings with our independent auditors, internal auditors, and management.  Both our independent auditors and internal auditors have free access to the Audit Committee.  Although no cost-effective internal control system will preclude all errors and irregularities, we believe our controls as of and for the year ended June 29, 2005 provide reasonable assurance that the consolidated financial statements are reliable.

Management's Report On Internal Control Over Financial Reporting

    Management is responsible for establishing and maintaining adequate internal control over financial reporting.  We have assessed the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on our assessment, we concluded that our internal control over financial reporting was effective as of June 29, 2005.

    Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projection of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

    Our management's assessment of the effectiveness of our internal control over financial reporting as of June 29, 2005 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its report which is included herein.

DOUGLAS H. BROOKS
Chairman of the Board, President and Chief Executive Officer

CHARLES M. SONSTEBY
Executive Vice President and Chief Financial Officer