Form 10-K, Exhibit 13
period 2006-06-28
BRINKER INTERNATIONAL INC
filed 2006-08-23
CIK 703351

EXHIBIT 13

BRINKER INTERNATIONAL, INC.

SELECTED FINANCIAL DATA

(In thousands, except per share amounts and number of restaurants)

	Fiscal Years
	2006	2005	2004(a)	2003	2002
Income Statement Data:
Revenues	$4,151,291	$3,749,539	$3,541,005	$3,141,611	$2,763,188
Operating Costs and Expenses:
Cost of sales	1,160,931	1,059,822	980,717	861,515	763,742
Restaurant expenses	2,264,525	2,076,453	1,924,390	1,707,760	1,500,126
Depreciation and amortization	190,206	179,908	167,802	150,739	122,620
General and administrative	207,080	153,116	150,558	129,465	119,578
Restructure charges and other impairments	1,950	61,855	69,236	28,516	8,723
Total operating costs and expenses	3,824,692	3,531,154	3,292,703	2,877,995	2,514,789
Operating income	326,599	218,385	248,302	263,616	248,399
Interest expense	22,857	25,260	11,495	12,340	13,218
Other, net	(1,656)	1,526	1,742	567	2,332
Income before provision for income taxes	305,398	191,599	235,065	250,709	232,849
Provision for income taxes	91,448	33,143	82,882	83,877	79,510
Income from continuing operations	213,950	158,456	152,183	166,832	153,339
(Loss)income from discontinued operations, net of taxes	(1,555)	1,763	(1,265)	(632)	(2,694)
Net income	$212,395	$160,219	$150,918	$166,200	$150,645
Basic net income per share:
Income from continuing operations	$2.49	$1.79	$1.58	$1.72	$1.57
(Loss) income from discontinued operations	$(0.02)	$0.02	$(0.01)	$(0.01)	$(0.03)
Net income per share	$2.47	$1.81	$1.57	$1.71	$1.54
Diluted net income per share:
Income from continuing operations	$2.45	$1.71	$1.49	$1.62	$1.49
(Loss) income from discontinued operations	$(0.02)	$0.02	$(0.01)	$(0.01)	$(0.02)
Net income per share	$2.43	$1.73	$1.48	$1.61	$1.47
Basic weighted average shares outstanding	85,844	88,530	96,072	97,096	97,862
Diluted weighted average shares outstanding	87,289	94,229	105,739	106,935	105,563
Balance Sheet Data:
Working capital (deficit)	$(255,065)	$(116,999)	$86,591	$(72,410)	$(88,845)
Total assets	2,221,779	2,156,124	2,254,424	1,978,895	1,811,252
Long-term obligations	648,572	625,878	855,153	531,666	535,758
Shareholders’ equity	1,075,832	1,100,282	1,010,422	1,127,642	966,924
Dividends per share	0.30	—	—	—	—
Number of Restaurants Open (End of Period):
Company-operated	1,290	1,268	1,194	1,145	1,039
Franchised/Joint venture	332	320	282	257	229
Total	1,622	1,588	1,476	1,402	1,268

           (a) Fiscal year 2004 consisted of 53 weeks while all other periods presented consisted of 52 weeks.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

For an understanding of the significant factors that influenced our performance during the past three fiscal years, the following discussion should be read in conjunction with the consolidated financial statements and related notes found elsewhere in this annual report.

We have a 52/53 week fiscal year ending on the last Wednesday in June. Fiscal years 2006 and 2005, which ended on June 28, 2006 and June 29, 2005, respectively, contained 52 weeks, while fiscal year 2004, which ended on June 30, 2004, contained 53 weeks.

RESULTS OF OPERATIONS FOR FISCAL YEARS 2006, 2005, and 2004

The following table sets forth income and expense items as a percentage of total revenues for the periods indicated:

	Percentage of Total Revenues Fiscal Years
	2006	2005	2004
Revenues	100.0%	100.0%	100.0%
Operating Costs and Expenses:
Cost of sales	28.0%	28.3%	27.7%
Restaurant expenses	54.5%	55.4%	54.3%
Depreciation and amortization	4.6%	4.8%	4.7%
General and administrative	5.0%	4.1%	4.3%
Restructure charges and other impairments	0.0%	1.6%	2.0%
Total operating costs and expenses	92.1%	94.2%	93.0%
Operating income	7.9%	5.8%	7.0%
Interest expense	0.5%	0.7%	0.3%
Other, net	0.0%	0.0%	0.1%
Income before provision for income taxes	7.4%	5.1%	6.6%
Provision for income taxes	2.2%	0.9%	2.3%
Income from continuing operations	5.2%	4.2%	4.3%
(Loss) income from discontinued operations, net of taxes	(0.1)%	0.1%	0.0%
Net income	5.1%	4.3%	4.3%

OVERVIEW

We are principally engaged in the ownership, operation, development, and franchising of the Chili’s Grill & Bar (“Chili’s”), Romano’s Macaroni Grill (“Macaroni Grill”), Maggiano’s Little Italy (“Maggiano’s”), and On The Border Mexican Grill & Cantina (“On The Border”) restaurant brands. At June 28, 2006, we owned, operated, or franchised 1,622 restaurants. In September 2005, we entered into an agreement to sell Corner Bakery Cafe (“Corner Bakery”). The sale of the brand was completed in February 2006. As a result, Corner Bakery is presented as discontinued operations in the accompanying consolidated financial statements.

We intend to continue the expansion of our restaurant brands by opening units in strategically desirable markets. The restaurant site selection process is critical to our long-term success and we devote significant effort to the investigation of new locations utilizing a variety of sophisticated analytical techniques. We intend to concentrate on the development of certain identified markets to achieve penetration levels deemed desirable in order to improve competitive position, marketing potential and profitability. Expansion efforts will be focused not only on major metropolitan areas, but also on smaller market areas and non-traditional locations (such as airports and food courts) that can adequately support any of our restaurant brands. In addition, we intend to pursue domestic and international franchise expansion to achieve our goal of increasing franchise ownership of our brands from 20% to approximately 30% through an active program of franchising company-owned restaurants and accelerated development commitments from franchisees. Future franchise development agreements are expected to remain limited to enterprises having significant restaurant or enterprise management experience and proven financial ability to develop multi-unit operations. The specific rate at which we are able to open new restaurants is determined by our success in locating satisfactory sites, negotiating acceptable lease or purchase terms, securing appropriate local governmental permits and approvals, and by our capacity to supervise construction and recruit and train management personnel.

The restaurant industry is a highly competitive business, which is sensitive to changes in economic conditions, trends in lifestyles and fluctuating costs. Operating margins for restaurants are susceptible to fluctuations in prices of commodities, which include among other things, beef, pork, chicken, seafood, dairy, cheese, produce, energy and other necessities to operate a restaurant. Additionally, the restaurant industry is characterized by a high initial capital investment, coupled with high labor costs.

REVENUES

Revenues for fiscal 2006 increased to $4,151.3 million, 10.7% over the $3,749.5 million generated for fiscal 2005. Revenues for fiscal 2005 increased 5.9% from fiscal 2004 revenues of $3,541.0 million (8.0% excluding revenues of $70.3 million for the additional week in fiscal 2004). The increases were primarily attributable to a net increase of 109 and 70 company-owned restaurants (excluding Corner Bakery) in fiscal 2006 and 2005, respectively, and an increase in comparable store sales. Revenues for fiscal 2006 increased primarily due to a 7.2% increase in capacity (as measured by average-weighted sales weeks) and a 1.5% increase in comparable store sales. Revenues for fiscal 2005 increased primarily due to a 1.9% increase in capacity and a 2.5% increase in comparable store sales. Capacity increased 3.9% for fiscal 2005 on a comparable 52-week basis. Menu prices in the aggregate increased 3.0% and 2.7% in fiscal 2006 and 2005, respectively.

COSTS AND EXPENSES

Cost of sales, as a percent of revenues, decreased 0.3% in fiscal 2006 due primarily to a 0.7% increase in menu prices, a 0.2% favorable price change in bread and dairy, and a 0.2% favorable product mix shift for poultry, partially offset by a 0.7% unfavorable product mix shift for meat and a 0.1% price increase in poultry. Cost of sales, as a percent of revenues, increased 0.6% in fiscal 2005 due primarily to a 0.9% increase in commodity prices for meat, poultry and produce and a 0.6% unfavorable product mix shift for meat and seafood, partially offset by a 0.9% increase in menu prices.

Restaurant expenses, as a percent of revenues, decreased 0.9% in fiscal 2006. The decrease was primarily due to gains recorded in fiscal 2006 related to the sale of company-owned restaurants to franchisees and the sale of real estate totaling $19.3 million, increases in sales leverage and productivity, and a reduction in repair and maintenance expenses. The decrease was also due to a $23.3 million increase in utility and vacation costs recorded in fiscal 2005 resulting from the correction of accounting policies and the $17.3 million FICA tax assessment recorded in fiscal 2005. The decrease was partially offset by an increase in stock-based compensation of $9.4 million and an increase in advertising. Restaurant expenses, as a percent of revenues, increased 1.1% in fiscal 2005. The increase was primarily due to the utility and vacation costs and the FICA tax assessment previously mentioned, increases in labor costs related to new product rollouts and service initiatives, and increases in repair and maintenance expenses. These increases were partially offset by gains related to the sale of company-owned restaurants to franchisees and the sale of real estate totaling $9.1 million and a decrease in advertising costs.

Depreciation and amortization increased $10.3 million and $12.1 million in fiscal 2006 and 2005, respectively. The increases were due to new unit construction and ongoing remodel costs, partially offset by a decrease in depreciation related to the disposition of stores and a declining depreciable asset base for older units.

General and administrative expenses increased $54.0 million and $2.6 million in fiscal 2006 and 2005, respectively. The increase in fiscal 2006 was due primarily to an increase of $23.6 million in performance based compensation that was not paid out in the prior year, $20.7 million in stock-based compensation expense, and payroll costs resulting from an increase in headcount. The increase in fiscal 2005 was due primarily to increased costs related to consumer research and an increase in payroll costs resulting from an increase in headcount, partially offset by a decrease in performance based compensation.

Restructure charges and other impairments recorded during fiscal 2006 consist of $3.1 million in net charges associated with closed restaurants and asset impairments, partially offset by a $1.1 million gain related to the final disposition of our interest in Rockfish Seafood Grill (“Rockfish”). Restructure charges and other impairments recorded during fiscal 2005 consist of a $36.4 million charge related to the disposition of the remaining Big Bowl Asian Kitchen (“Big Bowl”) restaurants, a $16.9 million charge to fully impair the investment and notes receivable associated with Rockfish, and a $8.6 million charge related primarily to restaurant closures.

Interest expense decreased by $2.4 million in fiscal 2006 due primarily to the redemption of the convertible senior debentures in January 2005 and the final scheduled payment of the remaining principal balance on the senior notes in April 2005, partially offset by increased average borrowings and interest rates on our lines of credit. Interest expense increased by $13.8 million in fiscal 2005 due primarily to interest related to the 5.75% notes (the “Notes”) issued in May 2004 and increased average borrowings on our lines of credit. These increases were partially offset by a decrease in interest expense due to the redemption of the convertible senior debentures and the final scheduled repayment of the senior notes.

Other, net decreased $3.2 million in fiscal 2006 due to fully impairing our investment in Rockfish during fiscal 2005 and a decrease in expense related to our net savings plan obligations as a result of partially terminating one of our savings plans and distributing $31.8 million to participants.

INCOME TAXES

The effective income tax rate related to continuing operations was 29.9%, 17.3%, and 35.3% in fiscal 2006, 2005, and 2004, respectively. The increase in fiscal 2006 and the decrease in 2005 were primarily due to the income tax benefit of $16.9 million, consisting primarily of federal income tax credits related to the additional FICA taxes paid as a result of the Internal Revenue Service (“IRS”) resolution in fiscal 2005, the disposition of Big Bowl in fiscal 2005, which allowed us to take tax deductions for goodwill impairment charges totaling $48.6 million, and a $6.6 million tax benefit related to the correction of deferred tax liabilities as a result of an analysis of the tax basis of certain property and equipment balances in fiscal 2005. The increase in fiscal 2006 was also due to stock-based compensation related to incentive stock options. The increase in fiscal 2006 was partially offset by an income tax benefit totaling $8.1 million associated with the favorable settlement of certain IRS audits and a decrease in the effective tax rate for state income taxes.

IMPACT OF INFLATION

We have not experienced a significant overall impact from inflation. To the extent permitted by competition, increased costs are recovered through a combination of menu price increases and reviewing, then implementing, alternative products or processes.

LIQUIDITY AND CAPITAL RESOURCES

The working capital deficit increased to $255.1 million at June 28, 2006 from $117.0 million at June 29, 2005, primarily due to repurchases of treasury stock and the payment of our first quarterly dividends in fiscal 2006. Net cash provided by operating activities increased to $470.5 million for fiscal 2006 from $425.4 million for fiscal 2005 due to increased profitability and the timing of operational receipts and payments. Our various sources of capital, including availability under existing credit facilities, ability to raise additional financing, and cash flow from operating activities, are adequate to finance operations as well as the repayment of current debt obligations.

Payments due under our contractual obligations for outstanding indebtedness, purchase obligations as defined by the Securities and Exchange Commission, and the expiration of credit facilities as of June 28, 2006 are as follows:

	Payments Due by Period (in thousands)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt(a)	$596,899	$131,893	$37,109	$67,109	$360,788
Capital leases	79,814	4,771	9,807	10,174	55,062
Operating leases	890,235	113,137	209,713	177,760	389,625
Purchase obligations(b)	73,285	29,937	43,348	—	—
	Amount of Credit Facility Expiration by Period (in thousands)
	Total Commitment	Less than 1 Year(c)	1-3 Years	3-5 Years	More than 5 Years
Credit facilities	$450,000	$150,000	$—	$300,000	$—

           (a) Long-term debt consists of amounts owed on the 5.75% notes, mortgage loan obligations, credit facilities and accrued interest on fixed-rate obligations totaling $144.0 million.

          (b) A “purchase obligation” is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase obligations primarily consist of long-term obligations for the purchase of telecommunication and health services, certain non-alcoholic beverages and baked goods and exclude agreements that are cancelable without significant penalty.

           (c) The portion of the credit facilities that expires in less than one year is an uncommitted obligation giving the lenders the option not to extend funding. Should any or all of these obligations not be extended, we have adequate capacity under the committed facility, which does not expire until October 2009.

Capital expenditures consist of purchases of land for future restaurant sites, new restaurants under construction, purchases of new and replacement restaurant furniture and equipment, and ongoing remodeling programs. Capital expenditures were $354.6 million in fiscal 2006 compared to $322.7 million in fiscal 2005. Fiscal 2007 capital expenditures will approximate $460.0 million and will be funded entirely from operations and other various sources of capital including existing credit facilities.

We completed the sale of Corner Bakery in February 2006 for gross cash proceeds of $72.5 million. We also received cash proceeds of $48.5 million for the sale of twenty restaurants to franchisees and the sale of real estate. In addition, we acquired sixteen restaurants from franchisees in fiscal 2006 for approximately $23.1 million.

In fiscal 2006, we declared three quarterly dividends to common stock shareholders, each in the amount of $0.10 per share. Total dividends paid during fiscal 2006 were $25.4 million.

The Board of Directors authorized increases in the stock repurchase plan of $150.0 million in August 2005 and February 2006, bringing the total to $1,310.0 million. Pursuant to our stock repurchase plan, we repurchased approximately 7.8 million shares of common stock for $305.7 million during fiscal 2006. As of June 28, 2006, approximately $119.4 million was available under the share repurchase authorizations. The stock repurchase plan will be used to minimize the dilutive impact of stock options and other share-based awards. We will consider additional share repurchases based on several factors, including our cash position, share price, operational liquidity, and planned investment and financing needs. The repurchased common stock is reflected as a reduction of shareholders’ equity.

We are not aware of any other event or trend that would potentially affect liquidity. In the event such a trend develops, we believe that there are sufficient funds available under our credit facilities and from our internal cash generating capabilities to adequately manage the expansion of our business.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates on debt and certain leasing facilities and from changes in commodity prices. A discussion of our accounting policies for derivative instruments is included in the summary of significant accounting policies in the notes to our consolidated financial statements.

We are exposed to interest rate risk on short-term and long-term financial instruments carrying variable interest rates. The variable rate financial instruments, consisting of the outstanding borrowings on credit facilities and the notional amounts of interest rate swaps, totaled $255.4 million at June 28, 2006. The impact on our annual results of operations of a one-point interest rate change on the outstanding balance of these variable rate financial instruments as of June 28, 2006 would be approximately $2.6 million. We may from time to time utilize interest rate swaps to manage overall borrowing costs and reduce exposure to adverse fluctuations in interest rates.

We purchase certain commodities such as beef, pork, poultry, produce, and dairy. These commodities are generally purchased based upon market prices established with vendors. These purchase arrangements may contain contractual features that fix the price paid for certain commodities. We do not use financial instruments to hedge commodity prices because these purchase arrangements help control the ultimate cost paid and any commodity price aberrations are generally short-term in nature.

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

Property and Equipment

Property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets. The useful lives of the assets are based upon our expectations for the period of time that the asset will be used to generate revenue. We periodically review the assets for changes in circumstances, which may impact their useful lives.

Impairment of Long-Lived Assets and Goodwill

We review property and equipment for impairment when events or circumstances indicate that the carrying amount of a restaurant’s assets may not be recoverable. We test for impairment using historical cash flows and other relevant facts and circumstances as the primary basis for our estimates of future cash flows. This process requires the use of estimates and assumptions, which are subject to a high degree of judgment. In addition, at least annually we assess the recoverability of goodwill related to our restaurant brands. This impairment test requires us to estimate fair values of our restaurant brands by making assumptions regarding future profits and cash flows, expected growth rates, terminal values, and other factors. In the event that these assumptions change in the future, we may be required to record impairment charges related to goodwill.

Financial Instruments

We enter into interest rate swaps to maintain the value of certain lease obligations. The fair value of these swaps is estimated using widely accepted valuation methods. The valuation of derivatives involves considerable judgment, including estimates of future interest rate curves. Changes in those estimates may materially affect the amounts recognized in the balance sheet for our derivatives and interest costs in future periods.

Self-Insurance

We are self-insured for certain losses related to health, general liability and workers’ compensation. We maintain stop loss coverage with third party insurers to limit our total exposure. The self-insurance liability represents an estimate of the ultimate cost of claims incurred and unpaid as of the balance sheet date. The estimated liability is not discounted and is established based upon analysis of historical data and actuarial estimates, and is reviewed on a quarterly basis to ensure that the liability is appropriate. If actual trends, including the severity or frequency of claims, differ from our estimates, our financial results could be impacted.

RECENT ACCOUNTING PRONOUNCEMENT

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 requires companies to determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. This interpretation also provides guidance on derecognition, classification, accounting in interim periods, and expanded disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently in the process of assessing the impact that FIN 48 will have on our consolidated financial statements.

BRINKER INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

	Fiscal Years
	2006	2005	2004
Revenues	$4,151,291	$3,749,539	$3,541,005
Operating Costs and Expenses:
Cost of sales	1,160,931	1,059,822	980,717
Restaurant expenses	2,264,525	2,076,453	1,924,390
Depreciation and amortization	190,206	179,908	167,802
General and administrative	207,080	153,116	150,558
Restructure charges and other impairments	1,950	61,855	69,236
Total operating costs and expenses	3,824,692	3,531,154	3,292,703
Operating income	326,599	218,385	248,302
Interest expense	22,857	25,260	11,495
Other, net	(1,656)	1,526	1,742
Income before provision for income taxes	305,398	191,599	235,065
Provision for income taxes	91,448	33,143	82,882
Income from continuing operations	213,950	158,456	152,183
(Loss) income from discontinued operations, net of tax	(1,555)	1,763	(1,265)
Net income	$212,395	$160,219	$150,918
Basic net income per share:
Income from continuing operations	$2.49	$1.79	$1.58
(Loss) income from discontinued operations	$(0.02)	$0.02	$(0.01)
Net income per share	$2.47	$1.81	$1.57
Diluted net income per share:
Income from continuing operations	$2.45	$1.71	$1.49
(Loss) income from discontinued operations	$(0.02)	$0.02	$(0.01)
Net income per share	$2.43	$1.73	$1.48
Basic weighted average shares outstanding	85,844	88,530	96,072
Diluted weighted average shares outstanding	87,289	94,229	105,739

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	2006	2005
ASSETS
Current Assets:
Cash and cash equivalents	$55,615	$41,859
Accounts receivable	52,540	43,592
Inventories	40,330	48,647
Prepaid expenses and other	85,187	77,069
Deferred income taxes	8,638	21,956
Current assets of discontinued operations	—	79,842
Total current assets	242,310	312,965
Property and Equipment, at Cost:
Land	279,369	284,885
Buildings and leasehold improvements	1,715,917	1,507,587
Furniture and equipment	745,812	697,352
Construction-in-progress	94,734	81,622
	2,835,832	2,571,446
Less accumulated depreciation and amortization	(1,043,108)	(924,980)
Net property and equipment	1,792,724	1,646,466
Other Assets:
Goodwill	145,479	124,749
Other	41,266	71,944
Total other assets	186,745	196,693
Total assets	$2,221,779	$2,156,124
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Current installments of long-term debt	$2,197	$1,805
Accounts payable	151,216	133,096
Accrued liabilities	314,509	261,924
Income taxes payable	29,453	22,739
Current liabilities of discontinued operations	—	10,400
Total current liabilities	497,375	429,964
Long-term debt, less current installments	500,515	406,505
Deferred income taxes	7,016	56,189
Other liabilities	141,041	163,184
Commitments and Contingencies (Notes 9 and 13)
Shareholders’ Equity:
Common stock—250,000,000 authorized shares; $.10 par value; 117,499,541 shares issued and 83,539,647 shares outstanding at June 28, 2006, and 117,499,541 shares issued and 89,182,804 shares outstanding at June 29, 2005	11,750	11,750
Additional paid-in capital	406,626	369,813
Accumulated other comprehensive income	773	700
Retained earnings	1,608,661	1,421,866
	2,027,810	1,804,129
Less treasury stock, at cost (33,959,894 shares at June 28, 2006 and 28,316,737 shares at June 29, 2005)	(951,978)	(703,847)
Total shareholders’ equity	1,075,832	1,100,282
Total liabilities and shareholders’ equity	$2,221,779	$2,156,124

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands)

	Common Stock		Additional Paid-In	Retained	Treasury	Accumulated Other Comprehensive
	Shares	Amount	Capital	Earnings	Stock	Income	Total
Balances at June 25, 2003	97,855	$11,750	$342,500	$1,110,729	$(337,946)	$609	$1,127,642
Net income	—	—	—	150,918	—	—	150,918
Change in fair value of investments, net of tax	—	—	—	—	—	128	128
Comprehensive income							151,046
Purchases of treasury stock	(9,326)	—	—	—	(322,615)	—	(322,615)
Issuances of common stock	2,053	—	2,049	—	39,538	—	41,587
Tax benefit from stock options exercised	—	—	9,752	—	—	—	9,752
Stock-based compensation	—	—	1,770	—	—	—	1,770
Issuance of restricted stock, net of forfeitures	66	—	23	—	1,217	—	1,240
Balances at June 30, 2004	90,648	11,750	356,094	1,261,647	(619,806)	737	1,010,422
Net income	—	—	—	160,219	—	—	160,219
Change in fair value of investments, net of tax	—	—	—	—	—	(37)	(37)
Comprehensive income							160,182
Purchases of treasury stock	(4,953)	—	—	—	(170,210)	—	(170,210)
Issuances of common stock	3,449	—	(3,271)	—	85,180	—	81,909
Tax benefit from stock options exercised	—	—	16,088	—	—	—	16,088
Stock-based compensation	—	—	1,252	—	—	—	1,252
Issuance of restricted stock, net of forfeitures	39	—	(350)	—	989	—	639
Balances at June 29, 2005	89,183	11,750	369,813	1,421,866	(703,847)	700	1,100,282
Net income	—	—	—	212,395	—	—	212,395
Change in fair value of investments, net of tax	—	—	—	—	—	73	73
Comprehensive income							212,468
Dividends ($0.30 per share)	—	—	—	(25,600)	—	—	(25,600)
Stock-based compensation	—	—	31,990	—	—	—	31,990
Purchases of treasury stock	(7,828)	—	—	—	(305,714)	—	(305,714)
Issuances of common stock	1,907	—	3,173	—	50,635	—	53,808
Tax benefit from stock options exercised	—	—	7,387	—	—	—	7,387
Issuance of restricted share awards, net of forfeitures	278	—	(5,737)	—	6,948	—	1,211
Balances at June 28, 2006	83,540	$11,750	$406,626	$1,608,661	$(951,978)	$773	$1,075,832

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal Years
	2006	2005	2004
Cash Flows from Operating Activities:
Net income	$212,395	$160,219	$150,918
Adjustments to reconcile net income to net cash provided by operating activities of continuing operations:
Depreciation and amortization	190,206	179,908	167,802
Restructure charges and other impairments	1,950	61,855	69,236
Stock-based compensation	32,200	2,127	2,702
Deferred income taxes	(34,219)	(14,852)	1,467
Gain on sale of assets	(19,278)	(6,314)	(2,452)
Amortization of deferred costs	(39)	3,113	7,548
Loss (income) from discontinued operations, net of taxes	1,555	(1,763)	1,265
Gain on extinguishment of debt	—	(1,750)	—
Changes in assets and liabilities, excluding effects of acquisitions and dispositions:
Receivables	(8,948)	(5,821)	(4,203)
Inventories	8,474	(12,500)	(13,800)
Prepaid expenses and other	(3,773)	(3,867)	1,562
Other assets	19,198	(3,422)	(3,162)
Income taxes payable	11,994	(4,844)	34,115
Accounts payable	18,120	27,301	(2,273)
Accrued liabilities	54,016	36,541	35,376
Other liabilities	(13,346)	9,430	21,917
Net cash provided by operating activities of continuing operations	470,505	425,361	468,018
Cash Flows from Investing Activities:
Payments for property and equipment	(354,607)	(322,713)	(304,482)
Proceeds from sale of assets	48,462	38,928	22,235
Payments for purchases of restaurants	(23,095)	—	—
Proceeds from disposition of equity method investee	1,101	—	—
Purchases of short-term investments	—	—	(254,175)
Proceeds from sale of short-term investments	—	179,325	74,850
Net payments to affiliates	—	—	(2,252)
Net cash used in investing activities of continuing operations	(328,139)	(104,460)	(463,824)
Cash Flows from Financing Activities:
Purchases of treasury stock	(305,714)	(170,210)	(322,615)
Net borrowings on credit facilities	80,300	62,900	—
Proceeds from issuances of treasury stock	53,808	71,112	41,587
Payments of dividends	(25,417)	—	—
Excess tax benefits from stock-based compensation	2,107	6,628	4,749
Payments on long-term debt	(1,581)	(301,364)	(17,120)
Net proceeds from issuance of debt	—	—	296,075
Net cash (used in) provided by financing activities of continuing operations	(196,497)	(330,934)	2,676
Cash Flows from Discontinued Operations (Revised):
Net cash provided by operating activities of discontinued operations	5,042	12,324	17,952
Net cash provided by (used in) investing activities of discontinued operations	62,845	(7,471)	(10,877)
Net cash provided by discontinued operations	67,887	4,853	7,075
Net change in cash and cash equivalents	13,756	(5,180)	13,945
Cash and cash equivalents at beginning of year	41,859	47,039	33,094
Cash and cash equivalents at end of year	$55,615	$41,859	$47,039

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of Presentation

Our consolidated financial statements include the accounts of Brinker International, Inc. and our wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. We own, operate, or franchise various restaurant brands principally located in the United States.

We have a 52/53 week fiscal year ending on the last Wednesday in June. Fiscal 2006 and 2005, which ended on June 28, 2006 and June 29, 2005, respectively, each contained 52 weeks. Fiscal year 2004 ended on June 30, 2004 and contained 53 weeks.

Certain prior year amounts in the accompanying consolidated financial statements have been reclassified to conform with fiscal 2006 presentation. These reclassifications have no effect on our net income or financial position as previously reported.

(b)   Revenue Recognition

We record revenue from the sale of food, beverages and alcohol as products are sold. Initial fees received from a franchisee to establish a new franchise are recognized as income when we have performed our obligations required to assist the franchisee in opening a new franchise restaurant, which is generally upon opening of such restaurant. Continuing royalties, which are a percentage of net sales of franchised restaurants, are accrued as income when earned. Proceeds from the sale of gift cards are recorded as deferred revenue and recognized as income when redeemed by the holder.

(c)   Financial Instruments

Our policy is to invest cash in excess of operating requirements in income-producing investments. Income-producing investments with original maturities of three months or less are reflected as cash equivalents.

Our financial instruments at June 28, 2006 and June 29, 2005 consist of cash equivalents, short-term investments, accounts receivable, and long-term debt. The fair value of the Notes, based on quoted market prices, totaled approximately $282.1 million and $318.0 million at June 28, 2006 and June 29, 2005, respectively. The fair value of all other financial instruments approximates the carrying amounts reported in the consolidated balance sheets. Cash equivalents, short-term investments and accounts receivable approximate their carrying amounts due to the short duration of those items. Long-term debt (other than the Notes) is based on the amount of future cash flows discounted using our expected borrowing rate for debt of comparable risk and maturity.

Our use of derivative instruments is primarily related to interest rate swaps, which are entered into with the intent of hedging exposures to changes in value of certain fixed-rate lease obligations. We record derivative instruments in the consolidated balance sheet at fair value. The accounting for the gain or loss due to changes in fair value of the derivative instrument depends on whether the derivative instrument qualifies as a hedge. If the derivative instrument does not qualify as a hedge, the gains or losses are reported in earnings when they occur. However, if the derivative instrument qualifies as a hedge, the accounting varies based on the type of risk being hedged. Amounts receivable or payable under interest rate swaps related to the hedged lease obligations are recorded as adjustments to restaurant expenses. Cash flows related to derivative transactions are included in operating activities. See Note 8 for additional discussion of hedging activities.

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

We evaluate property and equipment held and used in the business for impairment whenever events or changes in circumstances indicate that the carrying amount of a restaurant’s assets may not be recoverable. An impairment is determined by comparing estimated undiscounted future operating cash flows for a restaurant to the carrying amount of its assets. If an impairment exists, the amount of impairment is measured as the excess of the carrying amount over the estimated discounted future operating cash flows of the asset and the expected proceeds upon sale of the asset. Assets held for sale are reported at the lower of carrying amount or fair value less costs to sell.

(f)   Operating Leases

Rent expense for leases that contain scheduled rent increases is recognized on a straight-line basis over the lease term, including cancelable option periods where failure to exercise such options would result in an economic penalty such that the renewal appears reasonably assured. The straight-line rent calculation includes the rent holiday period, which is the period of time between taking control of a leased site and the rent commencement date. The portion of straight-line rent allocated to the construction period was capitalized and amortized to depreciation and amortization expense over the useful life of the related assets prior to our adoption of FASB Staff Position 13-1, “Accounting for Rental Costs Incurred During a Construction Period.”  Beginning December 29, 2005, straight-line rent incurred during the construction period is included in rent expense.

Contingent rents are generally amounts due as a result of sales in excess of amounts stipulated in certain restaurant leases and are included in rent expense as they are incurred. Landlord contributions are recorded when received as a deferred rent liability and amortized as a reduction of rent expense on a straight-line basis over the lease term.

(g)   Capitalized Interest

Interest costs capitalized during the construction period of restaurants were approximately $5.0 million, $3.8 million, and $3.4 million during fiscal 2006, 2005, and 2004, respectively.

(h)   Advertising

Advertising costs are generally expensed as incurred. Advertising costs were $146.1 million, $123.7 million, and $148.9 million in fiscal 2006, 2005, and 2004, respectively, and are included in restaurant expenses in the consolidated statements of income.

(i)   Goodwill

Goodwill represents the residual purchase price after allocation to all other identifiable net assets acquired. Goodwill is not subject to amortization but is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” requires a two-step process for testing impairment of goodwill. First, the fair value of each reporting unit is compared to its carrying value to determine whether an indication of impairment exists. If an impairment is indicated, then the fair value of the reporting unit’s goodwill is determined by allocating the unit’s fair value to its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The amount of impairment for goodwill is measured as the excess of its carrying value over its implied fair value. See Note 4 for additional disclosures related to goodwill.

(j)   Sales Taxes

Sales taxes collected from customers are excluded from revenues. The obligation is included in accrued liabilities until the taxes are remitted to the appropriate taxing authorities.

(k)   Self-Insurance Program

We utilize a paid loss self-insurance plan for health, general liability and workers’ compensation coverage. Predetermined loss limits have been arranged with insurance companies to limit our per occurrence cash outlay. Accrued expenses and other liabilities include the estimated incurred but unreported costs to settle unpaid claims and estimated future claims.

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

(m)   Stock-Based Compensation

Prior to fiscal 2006, we accounted for stock-based compensation under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations (“APB 25”), and adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Under APB 25, no stock-based compensation cost was reflected in net income for grants of stock options prior to fiscal 2006 because we grant stock options with an exercise price equal to the market value of the stock on the date of grant.

Effective June 30, 2005, we adopted SFAS No. 123 (Revised 2004), “Share-Based Payment,” (“SFAS 123R”), which requires the measurement and recognition of compensation cost at fair value for all share-based payments, including stock options. Stock-based compensation for fiscal 2006 includes compensation expense, recognized over the applicable vesting periods, for new share-based awards and for share-based awards granted prior to, but not yet vested, as of June 29, 2005. Stock-based compensation totaled approximately $32.2 million, $2.1 million and $2.7 million for fiscal 2006, 2005 and 2004, respectively. The total income tax benefit recognized in the consolidated statements of income related to stock-based compensation was approximately $7.7 million, $744,000 and $946,000 during fiscal 2006, 2005 and 2004, respectively.

Under APB 25, pro-forma expense for stock options was calculated using a graded-vesting schedule over the applicable vesting period, which generally ranged from 2 to 4 years. Upon adoption of SFAS 123R, we record compensation expense using a graded-vesting schedule over the vesting period, or to the date on which retirement eligibility is achieved, if shorter (non-substantive vesting period approach). Had we used the fair value based accounting method for stock-based compensation prescribed by SFAS No. 123, our net income and earnings per share for fiscal 2005 and 2004 would have been reduced to the pro-forma amounts illustrated as follows (in thousands, except per share amounts):

	2005	2004
Net income—as reported	$160,219	$150,918
Add: Reported stock-based compensation expense, net of taxes	1,383	1,756
Deduct: Fair value based compensation expense, net of taxes(a)	(16,700)	(18,663)
Net income—pro forma(a)	$144,902	$134,011
Earnings per share:
Basic—as reported	$1.81	$1.57
Basic—pro forma(a)	$1.64	$1.39
Diluted—as reported	$1.73	$1.48
Diluted—pro forma(a)	$1.57	$1.31

(a)              If pro-forma expense had been derived using the non-substantive vesting period approach, total stock-based compensation (net of taxes) for fiscal 2005 and fiscal 2004 would have been $15.2 million and $18.5 million, respectively. Pro-forma net income for fiscal 2005 and fiscal 2004 would have been $146.4 million and $134.2 million, respectively. Additionally, basic pro-forma earnings per share for fiscal 2005 and fiscal 2004 would have been $1.65 and $1.40, respectively. Diluted pro-forma earnings per share for fiscal 2005 and fiscal 2004 would have been $1.59 and $1.32, respectively.

The weighted average fair values of option grants were $11.47, $11.48, and $11.38 during fiscal 2006, 2005, and 2004, respectively.

The fair value of stock options is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2006	2005	2004
Expected volatility	28.8%	31.2%	33.0%
Risk-free interest rate	4.2%	3.4%	3.4%
Expected lives	5 years	5 years	5 years
Dividend yield	1.0%	0.0%	0.0%

Expected volatility and the expected life of stock options are based on historical experience. The risk-free rate is based on the yield of a five-year Treasury Note.

Certain employees are eligible to receive performance shares, restricted stock and restricted stock units, while non-employee members of the Board of Directors are eligible to receive restricted stock and restricted stock units. Performance shares represent a right to receive shares of common stock upon satisfaction of performance goals or other specified metrics at the end of a three-year cycle. Performance shares are paid out in common stock and will be fully vested upon issuance. The fair value of performance shares is determined on the date of grant based on a Monte Carlo simulation model. The fair value of restricted stock and restricted stock units is based on our closing stock price on the date of grant.

(n)   Preferred Stock

Our Board of Directors is authorized to provide for the issuance of 1.0 million preferred shares with a par value of $1.00 per share, in one or more series, and to fix the voting rights, liquidation preferences, dividend rates, conversion rights, redemption rights, and terms, including sinking fund provisions, and certain other rights and preferences. As of June 28, 2006, no preferred shares were issued.

(o)   Comprehensive Income

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Fiscal 2006, 2005 and 2004 comprehensive income consists of net income and the unrealized portion of changes in the fair value of our investments in mutual funds.

(p)   Net Income Per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. For the calculation of diluted net income per share, the basic weighted average number of shares is increased by the dilutive effect of stock options determined using the treasury stock method and convertible debt. We had approximately 590,000 stock options outstanding at June 28, 2006 and 700,000 stock options outstanding at June 29, 2005 and June 30, 2004 that were not included in the dilutive earnings per share calculation because the effect would have been antidilutive. The components of basic and diluted earnings per share are as follows (in thousands, except per share amounts):

	2006	2005	2004
Income from continuing operations(w)	$213,950	$158,456	$152,183
Adjustment for interest on convertible debt, net of tax	—	2,650	5,023
Income from continuing operations—as adjusted(x)	$213,950	$161,106	$157,206
Basic weighted average shares outstanding(y)	85,844	88,530	96,072
Dilutive effect of stock options	1,445	1,267	1,867
Dilutive effect of convertible debt	—	4,432	7,800
Diluted weighted average shares outstanding(z)	87,289	94,229	105,739
Basic earnings per share from continuing operations(w)/(y)	$2.49	$1.79	$1.58
Diluted earnings per share from continuing operations(x)/(z)	$2.45	$1.71	$1.49

(q)   Segment Reporting

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. We identify operating segments based on management responsibility and believe we meet the criteria for aggregating operating segments into a single reporting segment.

(r)   Use of Estimates

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

2.    DISPOSITION OF CORNER BAKERY

In September 2005, we entered into an agreement to sell Corner Bakery. The decision to sell the brand was a result of our continued focus on maximizing returns on investment. The sale of the brand was completed in February 2006. We have reported the results of operations of Corner Bakery as discontinued operations which consist of the following (in thousands):

	2006	2005	2004
Revenues	$108,932	$163,311	$166,481
Income (loss) before income tax (expense) benefit from discontinued operations	$13,061	$2,814	$(2,039)
Income tax (expense) benefit	(4,911)	(1,051)	774
Net income (loss) from discontinued operations	8,150	1,763	(1,265)
Loss on sale of Corner Bakery, net of taxes(a)	(9,705)	—	—
(Loss) income from discontinued operations	$(1,555)	$1,763	$(1,265)

(a)              The sale of Corner Bakery resulted in a taxable gain due to $11.0 million of goodwill not being deductible for tax purposes. The $9.7 million loss includes tax expense totaling $784,000.

3.    RESTRUCTURE CHARGES AND OTHER IMPAIRMENTS

(a)   Fiscal 2006

Restructure charges and other impairments recorded during fiscal 2006 consist of $3.1 million in net charges associated with closed restaurants and asset impairments and a $1.1 million gain related to the final disposition of our interest in Rockfish.

(b)   Fiscal 2005

A $36.4 million impairment charge was recorded primarily as a result of the decision to sell nine Big Bowl restaurants and to close the remaining five restaurants (the sale was finalized in February 2005). The decision to dispose of Big Bowl was the result of research and testing of the brand’s competitive positioning. The charge consists of goodwill totaling $21.6 million, long-lived asset impairments totaling $9.6 million, lease obligation charges totaling $3.8 million, and the write-off of inventory and other supplies totaling $1.4 million.

A $16.9 million charge was recorded to fully impair the investment and notes receivable associated with Rockfish as a result of declines in operating performance and lower forecasted earnings.

A $12.6 million impairment charge was recorded primarily as a result of the decision to close one Corner Bakery commissary and fifteen restaurants, including ten Chili’s, three Macaroni Grill, and two On The Border restaurants. Approximately $1.5 million of the charge related to the Corner Bakery commissary and is now included in discontinued operations. The decision to close the restaurants was the result of an analysis that examined restaurants not meeting minimum return on investment thresholds and certain other operating performance criteria. The $12.6 million charge consists of long-lived asset impairments totaling $9.1 million, lease obligation charges totaling $2.2 million, and the write-off of inventory and other supplies totaling $1.3 million. The remaining carrying values of the long-lived assets associated with the closed stores totaled approximately $7.7 million and $9.7 million at June 28, 2006 and June 29, 2005, respectively. The fair value of the long-lived assets were primarily based on estimates from third party real estate brokers who examined comparable property sales values in the respective markets in which the restaurants operate. In addition, we made lease payments related to the closed stores totaling $1.6 million during fiscal 2006, reducing the lease obligation included in accrued liabilities to approximately $600,000 at June 28, 2006.

Additionally, we recorded a $2.5 million gain related to the thirty restaurants closed during fiscal 2004, consisting primarily of increases in the estimated sales value of previously impaired owned units.

(c)   Fiscal 2004

A $39.5 million charge was recorded as a result of the decision to close thirty restaurants, including six Chili’s, five Macaroni Grill, six On The Border, six Corner Bakery, and seven Big Bowl restaurants. Approximately $5.0 million of the charge is related to the six Corner Bakery restaurants and is now included in discontinued operations. The $39.5 million charge consists of long-lived asset impairments totaling $31.2 million, lease obligation charges totaling $6.2 million, and the write-off of inventory and other supplies totaling $2.1 million. The remaining carrying values of the long-lived assets associated with the closed stores totaled approximately $1.4 million and $4.6 million at June 28, 2006 and June 29, 2005, respectively. The fair value of the long-lived assets were primarily based on estimates from third party real estate brokers who examined comparable property sales values in the respective markets in which the restaurants operate. In addition, we made lease payments related to the closed stores totaling $1.7 million, $3.3 million, and $800,000 during fiscal 2006, 2005, and 2004, respectively, reducing the lease obligation included in accrued liabilities to $415,000 and $2.1 million at June 28, 2006 and June 29, 2005, respectively.

As a result of the seven Big Bowl closings and a review of the brand’s competitive positioning and future development plans, the earnings forecast was revised and we recorded a goodwill impairment charge of $27.0 million. The fair value of Big Bowl was estimated using the present value of expected future cash flows.

Additionally, we recorded a $7.7 million charge as a result of the final disposition of the Cozymel’s Coastal Grill (“Cozymel’s”) restaurants.

4.    GOODWILL

The changes in the carrying amount of goodwill for the fiscal years ended June 28, 2006 and June 29, 2005 are as follows (in thousands):

	2006	2005
Balance at beginning of year	$124,749	$147,063
Goodwill arising from acquisitions	20,958	—
Impairment of goodwill (see Note 3)	—	(21,620)
Other	(228)	(694)
Balance at end of year	$145,479	$124,749

5.    ACCRUED AND OTHER LIABILITIES

Accrued liabilities consist of the following (in thousands):

	2006	2005
Payroll	$117,940	$89,659
Gift cards	66,600	53,597
Sales tax	29,158	28,041
Insurance	29,021	25,044
Property tax	28,140	22,661
Other	43,650	42,922
	$314,509	$261,924

Other liabilities consist of the following (in thousands):

	2006	2005
Straight-line rent	$65,457	$55,470
Insurance	31,565	27,777
Savings plan (see Note 11)	6,396	36,841
Other	37,623	43,096
	$141,041	$163,184

6.    INCOME TAXES

The provision for income taxes from continuing operations consists of the following (in thousands):

	2006	2005	2004
Current income tax expense:
Federal	$98,267	$32,264	$66,625
State	12,170	9,829	13,011
Foreign	1,391	1,184	1,098
Total current income tax expense	111,828	43,277	80,734
Deferred income tax (benefit) expense:
Federal	(18,638)	(8,912)	1,896
State	(1,742)	(1,222)	252
Total deferred income tax (benefit) expense	(20,380)	(10,134)	2,148
	$91,448	$33,143	$82,882

A reconciliation between the reported provision for income taxes from continuing operations and the amount computed by applying the statutory Federal income tax rate of 35% to income before provision for income taxes is as follows (in thousands):

	2006	2005	2004
Income tax expense at statutory rate	$106,889	$67,060	$82,273
FICA tax credit	(22,774)	(30,032)	(17,506)
State income taxes, net of Federal benefit	6,778	5,594	8,621
Goodwill impairment	—	(9,450)	9,450
Stock-based compensation	4,077	—	—
Other	(3,522)	(29)	44
	$91,448	$33,143	$82,882

The income tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities as of June 28, 2006 and June 29, 2005 are as follows (in thousands):

	2006	2005
Deferred income tax assets:
Leasing transactions	$24,386	$16,980
Stock-based compensation	6,501	1,287
Insurance reserves	6,003	7,548
Restructuring charges and other impairments	2,139	8,081
Employee benefit plans	1,295	10,624
Other, net	27,795	31,200
Total deferred income tax assets	68,119	75,720
Deferred income tax liabilities:
Depreciation and capitalized interest on property and equipment	14,967	47,360
Prepaid expenses	20,124	19,711
Goodwill and other amortization	14,497	11,887
Captive insurance	6,823	10,946
Other, net	10,086	20,049
Total deferred income tax liabilities	66,497	109,953
Net deferred income tax asset (liability)	$1,622	$(34,233)

7.    DEBT

Long-term debt consists of the following (in thousands):

	2006	2005
5.75% notes	$298,755	$298,598
Credit facilities	143,200	62,900
Capital lease obligations (see Note 9)	49,833	35,022
Mortgage loan obligations	10,924	11,790
	502,712	408,310
Less current installments	(2,197)	(1,805)
	$500,515	$406,505

In May 2004, we issued $300.0 million of 5.75% notes and received proceeds totaling approximately $298.4 million prior to debt issuance costs. The Notes require semi-annual interest payments and mature in June 2014.

We have credit facilities aggregating $450.0 million at June 28, 2006. A revolving credit facility of $300.0 million bears interest at LIBOR plus 0.625% (5.98% as of June 28, 2006) with a maximum rate of LIBOR plus 1.5% and expires in October 2009. At June 28, 2006, $30.0 million was outstanding under this facility. The remaining credit facility is an uncommitted obligation giving the lender the option not to extend funding and bears interest based upon a negotiated rate (federal funds rate plus 0.3% or 5.35% as of June 28, 2006). At June 28, 2006, $113.2 million was outstanding under the uncommitted facility. Unused credit facilities available to us totaled $306.8 million at June 28, 2006. Obligations under our credit facilities, which require short-term repayments, have been classified as long-term debt, reflecting our intent and ability to refinance these borrowings through the existing credit facilities.

The mortgage loan obligations require monthly principal and interest payments, mature on various dates through March 2020, and bear interest at rates ranging from 9.00% to 10.75% per year. The obligations are collateralized by the underlying restaurant properties.

In October 2001, we issued $431.7 million of zero coupon convertible senior debentures (the “Debentures”), maturing on October 10, 2021, and received proceeds totaling approximately $250.0 million prior to debt issuance costs. The Debentures required no interest payments and were issued at a discount representing a yield to maturity of 2.75% per annum. The Debentures became redeemable at our option on October 10, 2004. On December 22, 2004, we exercised our right to redeem all of the Debentures. Holders had the option to convert the Debentures into shares of common stock or cash until the close of business on January 20, 2005. Holders chose to convert a total of $10.8 million of the accreted debenture value into 308,092 shares of common stock and the remaining accreted debenture value of $262.7 million was redeemed for cash on January 24, 2005.

Our debt agreements contain various financial covenants that, among other things, require the maintenance of certain leverage and fixed charge coverage ratios. We are currently in compliance with all financial covenants.

Excluding capital lease obligations (see Note 9), our long-term debt maturities for the five years following June 28, 2006 are as follows (in thousands):

Fiscal Year
2007	$113,832
2008	531
2009	576
2010	624
2011	30,677
Thereafter	306,639
$452,879

8.    DERIVATIVE FINANCIAL INSTRUMENTS

We entered into three interest rate swaps in December 2001 with a total notional value of $112.2 million at June 28, 2006. These fair value hedges change the fixed-rate interest component of an operating lease commitment for certain real estate properties entered into in November 1997 to variable-rate interest. Under the terms of the hedges (which expire in fiscal 2018), we pay monthly a variable rate based on 30-Day LIBOR (5.35% at June 28, 2006) plus 1.26%. We receive monthly the fixed interest rate of 7.156% on the lease. The estimated fair values of these agreements at June 28, 2006 and June 29, 2005 were assets of approximately $857,000 and $13.0 million, respectively.

9.    LEASES

(a)   Capital Leases

We lease certain buildings under capital leases. The asset values of $32.6 million and $27.5 million at June 28, 2006 and June 29, 2005, respectively, and the related accumulated amortization of $5.6 million and $10.6 million at June 28, 2006 and June 29, 2005, respectively, are included in property and equipment. Amortization of assets under capital leases is included in depreciation and amortization expense.

(b)   Operating Leases

We lease restaurant facilities, office space, and certain equipment under operating leases having terms expiring at various dates through fiscal 2095. The restaurant leases have renewal clauses of 1 to 35 years at our option and, in some cases, have provisions for contingent rent based upon a percentage of sales in excess of specified levels, as defined in the leases. Rent expense for fiscal 2006, 2005, and 2004 was $138.8 million, $119.2 million, and $110.3 million, respectively. Contingent rent included in rent expense for fiscal 2006, 2005, and 2004 was $12.7 million, $11.6 million, and $11.0 million, respectively.

(c)   Commitments

As of June 28, 2006, future minimum lease payments on capital and operating leases were as follows (in thousands):

Fiscal Year	Capital Leases	Operating Leases
2007	$4,771	$113,137
2008	4,859	108,120
2009	4,948	101,593
2010	5,040	93,378
2011	5,134	84,382
Thereafter	55,062	389,625
Total minimum lease payments	79,814	$890,235
Imputed interest (average rate of 7%)	(29,981)
Present value of minimum lease payments	49,833
Less current installments	(1,565)
	$48,268

As of June 28, 2006, we had entered into other lease agreements for restaurant facilities currently under construction or yet to be constructed. Classification of these leases as capital or operating has not been determined as construction of the leased properties has not been completed.

10.    STOCK-BASED COMPENSATION

In October 2005, our shareholders approved the Performance Share Plan, the Restricted Stock Unit Plan, and amendments to the 1998 Stock Option and Incentive Plan and the 1999 Stock Option and Incentive Plan for Non-Employee Directors and Consultants (collectively, the “Plans”), authorizing the issuance of up to 22.2 million shares of our common stock to employees and non-employee directors and consultants. The Plans provide for grants of options to purchase our common stock, restricted stock, restricted stock units, performance shares and stock appreciation rights.

(a)   Stock Options

Expense related to stock options issued to eligible employees under the Plans is recognized using a graded-vesting schedule over the vesting period. For options granted after the adoption of SFAS 123R on June 30, 2005, expense is recognized to the date on which retirement eligibility is achieved, if shorter than the vesting period. Stock options generally vest over a period of 1 to 4 years and have contractual terms to exercise of 8 to 10 years.

Transactions during fiscal 2006 were as follows (in thousands, except option prices):

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Options outstanding at June 29, 2005	9,177	$29.93
Granted	503	38.61
Exercised	(1,844)	27.86
Forfeited	(762)	33.03
Options outstanding at June 28, 2006	7,074	$30.75	6.68	$32,951
Options exercisable at June 28, 2006	3,445	$27.16	5.38	$28,420

At June 28, 2006, unrecognized compensation expense related to stock options totaled approximately $11.9 million and will be recognized over a weighted average period of 1.7 years. The intrinsic value of options exercised totaled approximately $23.3 million, $44.5 million and $28.6 million during fiscal 2006, 2005 and 2004, respectively.

(b)   Restricted Share Awards

Restricted share awards consist of performance shares, restricted stock and restricted stock units. Expense related to performance shares and restricted stock units issued to eligible employees under the Plans is recognized ratably over the three-year vesting period, or to the date on which retirement eligibility is achieved, if shorter. Restricted stock and restricted stock units issued to eligible employees under our long-term incentive plans vest one-third per year beginning on the first or third anniversary of the date of grant. Restricted stock and restricted stock units issued to non-employee directors under the Plans vest in full on the fourth anniversary of the date of grant.

Transactions during fiscal 2006 were as follows (in thousands, except fair values):

	Number of Restricted Share Awards	Weighted Average Fair Value Per Award
Restricted share awards outstanding at June 29, 2005	137	$34.60
Granted	1,007	35.10
Vested	(77)	34.35
Forfeited	(109)	35.78
Restricted share awards outstanding at June 28, 2006	958	$35.01

At June 28, 2006, unrecognized compensation expense related to restricted share awards totaled approximately $20.4 million and will be recognized over a weighted average period of 2.9 years.

11.    SAVINGS PLANS

We sponsor a qualified defined contribution retirement plan (“Plan I”) covering all employees who have attained the age of twenty-one and have completed one year and 1,000 hours of service. Plan I allows eligible employees to contribute, subject to IRS limitations on total annual contributions, up to 50% of their base compensation and 100% of their eligible bonuses, as defined in the plan, to various investment funds. We match in cash at a rate of 100% of the first 3% an employee contributes and 50% of the next 2% the employee contributes with immediate vesting. In fiscal 2006, 2005, and 2004, we contributed approximately $3.5 million, $940,000, and $797,000, respectively.

In October 2004, Congress enacted the American Jobs Creation Act of 2004 which added section 409A to the Internal Revenue Code and changed the tax rules governing non-qualified deferred compensation plans. After evaluating the new tax rules, effective January 1, 2005, we froze our existing non-qualified defined contribution plan (“Plan II”), closing it to future contributions. Existing participants in Plan II became fully vested in their company contributions due to these plan changes. In October 2005, Plan II was partially terminated resulting in a distribution of approximately $31.8 million to participants. In fiscal 2005 and 2004, we contributed approximately $456,000 and $799,000, respectively. On January 1, 2006, all remaining Plan II balances became part of the Brinker International Deferred Income Plan (“Deferred Plan”) which, when finalized after the issuance of final regulations under 409A, will amend and completely restate Plan II. The Deferred Plan is a non-qualified defined contribution plan covering a select group of highly compensated employees, as defined in the plan. Eligible employees are allowed to defer receipt of up to 50% of their base compensation, as defined in the plan. There is no company match, but employee contributions earn interest based on a rate determined and announced in November prior to the start of the plan year. Employee contributions and earnings thereon vest immediately. At the inception of Plan II, we established a Rabbi Trust to fund Plan II obligations. The trust continues to be used to fund obligations of the Deferred Plan. The market value of the trust assets is included in other assets and the liability to plan participants is included in other liabilities.

12.    SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest and income taxes is as follows (in thousands):

	2006	2005	2004
Income taxes, net of refunds	$115,877	$46,080	$40,677
Interest, net of amounts capitalized	22,319	22,460	3,977

Non-cash investing and financing activities are as follows (in thousands):

	2006	2005	2004
Retirement of fully depreciated assets	$49,488	$20,515	$14,235
Capitalized straight-line rent	3,372	5,748	3,376
Net (decrease) increase in fair value of interest rate swaps	(12,101)	4,597	(15,523)
Restricted share awards issued, net of forfeitures	9,803	1,361	2,374
Conversion of debt into common stock	—	10,796	—
Issuance of notes for sale of Cozymel’s	—	—	14,455

In fiscal 2006, we purchased certain assets and assumed certain liabilities in connection with the acquisition of restaurants. The fair values of the assets and liabilities recorded at the date of acquisition are as follows (in thousands):

Property and equipment	$14,617
Goodwill	20,958
Other assets	4,732
Capital lease obligations	(16,123)
Other liabilities	(1,089)
Net cash paid	$23,095

The assets acquired and liabilities assumed are recorded at fair values as determined by management based upon information available. We will finalize the allocation between goodwill and reacquired franchise rights (included in other assets) once information sufficient to complete the allocation is obtained.

13.    CONTINGENCIES

As of June 28, 2006, we guaranteed lease payments totaling $86.0 million as a result of the sale of certain brands and the sale of restaurants to franchisees. This amount represents the maximum potential liability of future payments under the guarantees. These leases have been assigned to the buyers and expire at the end of the respective lease terms, which range from fiscal 2007 through fiscal 2017. We remain secondarily liable for the leases; however, no liability has been recorded as the likelihood of the buyers defaulting on the leases is considered negligible.

Certain current and former hourly restaurant employees filed a lawsuit against us in California Superior Court alleging violations of California labor laws with respect to meal and rest breaks. The lawsuit seeks penalties and attorney’s fees and was certified as a class action in July 2006. Discovery is under way and we intend to vigorously defend our position. It is not possible at this time to reasonably estimate the possible loss or range of loss, if any.

In January 1996, we entered into a Tip Reporting Alternative Commitment (“TRAC”) agreement with the IRS. The agreement required us, among other things, to implement tip reporting educational programs for our hourly restaurant employees and to establish tip reporting procedures, although employees remain ultimately responsible for accurately reporting their tips. The IRS alleged that we did not meet the requirements of the TRAC agreement and retroactively and unilaterally revoked it. As a result of the revocation, the IRS commenced an examination of our 2000 through 2002 calendar years for payroll tax purposes. In December 2004, we paid an assessment of $17.3 million for employer-only FICA taxes on unreported cash tips for the examination period. We recorded the $17.3 million payment in restaurant expenses and recorded a related income tax benefit of approximately $16.9 million, consisting of federal income tax credits related to the additional FICA taxes paid. We continue to believe that we were in full compliance with the TRAC agreement and that the IRS’ retroactive revocation was unjustified, particularly in light of compliance reviews conducted by the IRS prior to the revocation. Nevertheless, we agreed to the resolution to avoid potentially costly and protracted litigation.

We are engaged in various other legal proceedings and have certain unresolved claims pending. The ultimate liability, if any, for the aggregate amounts claimed cannot be determined at this time. However, management, based upon consultation with legal counsel, is of the opinion that there are no matters pending or threatened which are expected to have a material adverse effect, individually or in the aggregate, on our consolidated financial condition or results of operations.

14.    QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes the unaudited consolidated quarterly results of operations for fiscal 2006 and 2005 (in thousands, except per share amounts):

	Fiscal Year 2006
	Quarters Ended
	Sept. 28	Dec. 28	March 29	June 28
Revenues	$975,896	$1,009,083	$1,092,790	$1,073,522
Income before provision for income taxes	$57,747	$59,648	$91,381	$96,622
Income from continuing operations	$38,442	$39,370	$63,131	$73,007
Basic earnings per share from continuing operations	$0.44	$0.46	$0.74	$0.87
Diluted earnings per share from continuing operations	$0.43	$0.45	$0.73	$0.85
Basic weighted average shares outstanding	87,807	85,980	85,245	84,347
Diluted weighted average shares outstanding	89,233	87,618	86,788	85,568

	Fiscal Year 2005
	Quarters Ended
	Sept. 29	Dec. 29	March 30	June 29
Revenues	$870,965	$909,721	$970,452	$998,401
Income before provision for income taxes	$10,608	$43,328	$80,949	$56,714
Income from continuing operations	$15,676	$40,820	$54,903	$47,057
Basic earnings per share from continuing operations	$0.17	$0.47	$0.62	$0.53
Diluted net income per share from continuing operations	$0.17	$0.44	$0.60	$0.52
Basic weighted average shares outstanding	89,761	87,505	88,109	88,746
Diluted weighted average shares outstanding	98,730	96,471	91,769	90,062

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Brinker International, Inc.:

We have audited the accompanying consolidated balance sheets of Brinker International, Inc. and subsidiaries as of June 28, 2006 and June 29, 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended June 28, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brinker International, Inc. and subsidiaries as of June 28, 2006 and June 29, 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended June 28, 2006 in conformity with U. S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of June 28, 2006 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 15, 2006 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

As discussed in Note 1 of the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board’s Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” in fiscal year 2006.

KPMG LLP

Dallas, Texas
August 15, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Brinker International, Inc.:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Brinker International, Inc. and subsidiaries maintained effective internal control over financial reporting as of June 28, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Brinker International, Inc. and subsidiaries maintained effective internal control over financial reporting as of June 28, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Brinker International, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of June 28, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Brinker International, Inc. and subsidiaries as of June 28, 2006 and June 29, 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended June 28, 2006, and our report dated August 15, 2006 expressed an unqualified opinion on those consolidated financial statements, with an explanatory paragraph as the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” in fiscal year 2006.

KPMG LLP

Dallas, Texas
August 15, 2006

MANAGEMENT’S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the reliability of the consolidated financial statements and related notes, which have been prepared in conformity with U. S. generally accepted accounting principles and include amounts based upon our estimates and judgments, as required. The consolidated financial statements have been audited and reported on by our independent registered public accounting firm, KPMG LLP, who were given free access to all financial records and related data, including minutes of the meetings of the Board of Directors and Committees of the Board. We believe that the representations made to the independent auditors were valid and appropriate.

We maintain a system of internal controls over financial reporting designed to provide reasonable assurance of the reliability of the consolidated financial statements. Our internal audit function monitors and reports on the adequacy of the compliance with the internal control system and appropriate actions are taken to address significant control deficiencies and other opportunities for improving the system as they are identified. The Audit Committee of the Board of Directors, which is comprised solely of outside directors, provides oversight to the financial reporting process through periodic meetings with our independent auditors, internal auditors, and management. Both our independent auditors and internal auditors have free access to the Audit Committee. Although no cost-effective internal control system will preclude all errors and irregularities, we believe our controls as of and for the year ended June 28, 2006 provide reasonable assurance that the consolidated financial statements are reliable.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting. We have assessed the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, we concluded that our internal control over financial reporting was effective as of June 28, 2006.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our management’s assessment of the effectiveness of our internal control over financial reporting as of June 28, 2006 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its report which is included herein.

/s/ DOUGLAS H. BROOKS
DOUGLAS H. BROOKS
President and Chief Executive Officer

/s/ CHARLES M. SONSTEBY
CHARLES M. SONSTEBY
Executive Vice President and Chief Financial Officer