Form 10-K, Exhibit 13
period 2008-06-25
BRINKER INTERNATIONAL INC
filed 2008-08-25
CIK 703351

QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 13

BRINKER INTERNATIONAL, INC.

SELECTED FINANCIAL DATA

(In thousands, except per share amounts and number of restaurants)

	Fiscal Years
	2008	2007	2006	2005	2004(a)
Income Statement Data:
Revenues	$4,235,223	$4,376,904	$4,151,291	$3,749,539	$3,541,005

Operating Costs and Expenses:
Cost of sales	1,200,763	1,222,198	1,160,931	1,059,822	980,717
Restaurant expenses	2,397,908	2,435,866	2,283,737	2,085,529	1,926,843
Depreciation and amortization	165,229	189,162	190,206	179,908	167,802
General and administrative	170,703	194,349	207,080	153,116	150,558
Other gains and charges	203,950	(8,999)	(17,262)	52,779	66,783

Total operating costs and expenses	4,138,553	4,032,576	3,824,692	3,531,154	3,292,703

Operating income	96,670	344,328	326,599	218,385	248,302
Interest expense	45,862	30,929	22,857	25,260	11,495
Other, net	(4,046)	(5,071)	(1,656)	1,526	1,742

Income before provision for income taxes	54,854	318,470	305,398	191,599	235,065
Provision for income taxes	3,132	88,421	91,448	33,143	82,882

Income from continuing operations	51,722	230,049	213,950	158,456	152,183
(Loss) income from discontinued operations, net of taxes	—	—	(1,555)	1,763	(1,265)

Net income	$51,722	$230,049	$212,395	$160,219	$150,918

Basic net income per share:
Income from continuing operations	$0.50	$1.90	$1.66	$1.19	$1.06

(Loss) income from discontinued operations	$—	$—	$(0.01)	$0.02	$(0.01)

Net income per share	$0.50	$1.90	$1.65	$1.21	$1.05

Diluted net income per share:
Income from continuing operations	$0.49	$1.85	$1.63	$1.14	$0.99

(Loss) income from discontinued operations	$—	$—	$(0.01)	$0.01	$(0.01)

Net income per share	$0.49	$1.85	$1.62	$1.15	$0.98

Basic weighted average shares outstanding	103,101	121,062	128,766	132,795	144,108

Diluted weighted average shares outstanding	104,897	124,116	130,934	141,344	158,609

Balance Sheet Data:
Working capital (deficit)(b)	$(71,448)	$111,706	$246,649	$375,283	$573,083
Total assets	2,193,122	2,318,021	2,221,779	2,156,124	2,254,424
Long-term obligations(b)	1,071,864	969,468	629,600	607,208	838,502
Shareholders' equity	595,089	805,089	1,075,832	1,100,282	1,010,422
Cash dividends per share	$0.42	$0.34	$0.20	$—	$—
Number of Restaurants Open (End of Period):
Company-operated	1,265	1,312	1,290	1,268	1,194
Franchised/Joint venture	623	489	332	320	282

Total	1,888	1,801	1,622	1,588	1,476

(a)
Fiscal year 2004 consisted of 53 weeks while all other periods presented consisted of 52 weeks.

(b)
Prior year amounts have been updated to reflect the fiscal 2008 classification of assets held for sale in the consolidated balance sheets (Note 2).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help the reader understand Brinker International, our operations, and our current operating environment. For an understanding of the significant factors that influenced our performance during the past three fiscal years, the MD&A should be read in conjunction with the consolidated financial statements and related notes included in this annual report. Our MD&A consists of the following sections:

  •
  Overview—a general description of our business and the casual dining segment of the restaurant industry

  •
  Results of Operations—an analysis of our consolidated statements of income for the three years presented in our consolidated financial statements

  •
  Liquidity and Capital Resources—an analysis of cash flows including capital expenditures, aggregate contractual obligations, share repurchase activity, known trends that may impact liquidity, and the impact of inflation

  •
  Critical Accounting Estimates—a discussion of accounting policies that require critical judgments and estimates

OVERVIEW

        We are principally engaged in the ownership, operation, development, and franchising of the Chili's Grill & Bar ("Chili's"), On The Border Mexican Grill & Cantina ("On The Border"), Maggiano's Little Italy ("Maggiano's") and Romano's Macaroni Grill ("Macaroni Grill") restaurant brands. At June 25, 2008, we owned, operated, or franchised 1,888 restaurants. In the first quarter of fiscal 2008 we announced our intention to sell Macaroni Grill and presented the results of the brand's operations as discontinued operations in our quarterly financial statements during fiscal 2008. In August 2008, we entered into an agreement with Mac Acquisition LLC, an affiliate of Golden Gate Capital, for the sale of a majority interest in Macaroni Grill. Per terms of the agreement, we will receive proceeds of $131.5 million in cash, of which $6.0 million will be contributed to the new entity for a 19.9% continuing ownership interest in the brand. We will also provide corporate support services for the new entity for one year with an option for one additional year. As a result of this agreement, Macaroni Grill has now been included in our results from continuing operations for fiscal 2008 and prior years. The transaction is expected to close in the second quarter of fiscal 2009 subject to customary closing conditions. Once the sale of the brand is complete, we will account for our interest in the ongoing operations through an equity method investment. In September 2005, we entered into an agreement to sell Corner Bakery Cafe ("Corner Bakery"). The sale of the brand was completed in February 2006. As a result, Corner Bakery is presented as discontinued operations in the accompanying consolidated financial statements.

        Fiscal 2008 was a challenging year for Brinker and the casual dining industry. While we experienced encouraging trends in comparable restaurant sales in the latter half of the year, our operations continue to be negatively impacted by higher labor, fuel and commodity costs which have taken a toll on consumer confidence and the overall health of the economy.

        This difficult operating environment highlighted the need to build a dynamic business model that can achieve sustainable growth in a variety of economic environments in order to create long-term value for our shareholders. The basis of this model will be grounded in our five areas of focus—hospitality; pace and convenience; food and beverage excellence; restaurant atmosphere; and international expansion. Our organization is focused on these five priorities that are designed to grow our base business by engaging and

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

delighting our guests, differentiating our brands from competitors throughout the industry, reducing costs associated with managing our restaurants and establishing a strong presence in key markets around the world.

        During fiscal 2008, these strategies resulted in the following highlights:

  •
  Introduced successful menu items across our brands as a result of our focus on food and beverage excellence, including Honey Chipotle Chicken Crispers and updates on the classic Big Mouth Burger at Chili's, Border Smart selections at On the Border, and award-winning Little Italy favorites at Maggiano's;

  •
  Innovated ToGo at Chili's through developments in technology and processes with positive results and plans to expand into fiscal year 2009;

  •
  Re-imaged 73 Chili's restaurants, resulting in mid-single digit increases in sales, with plans to continue our re-image program in fiscal year 2009 at a lower level of investment per restaurant;

  •
  Experienced significant growth in favorable guest feedback across the brands as a result of the company's focus on both hospitality and food and beverage excellence;

  •
  Sold 76 Chili's restaurants to our franchisee, ERJ Dining IV, LLC, with a commitment to develop an additional 49 new Chili's restaurants;

  •
  Increased royalty revenues from franchisees by approximately 60% percent;

  •
  Internationally, opened one company-owned restaurant and 31 franchised restaurants, including eight under the company's joint investment with CMR, S.A.B. de C.V. to develop approximately 50 Chili's and Maggiano's restaurants in Mexico, and entered into 10 additional development agreements with franchisees with commitments to build 56 restaurants;

  •
  Domestically, opened 70 company-owned restaurants (26 net of closures) and 43 franchised restaurants and entered into three development agreements with franchisees, with commitments to build 77 restaurants;

  •
  Increased quarterly dividend by 22 percent to $0.11 per share and paid out $42.9 million in dividends; and

  •
  Repurchased 9.1 million shares of our common stock for $240.3 million.

        During fiscal 2008 we also made some decisions that negatively impacted our financial results in order to lay the foundation for achieving profitable long-term growth in fiscal 2009 and beyond. As mentioned above, we committed to a plan to sell the Macaroni Grill brand due to its declining performance. As a result, we incurred impairment charges of $152.7 million to write down the assets of Macaroni Grill to fair value less costs to sell during fiscal 2008. In addition, we evaluated our portfolio of assets and supporting infrastructure as well as refined our projected domestic company-owned restaurant development schedule for fiscal 2009 and 2010. These decisions resulted in $82.1 million of special charges during the year primarily related to restaurant closures, the adjustment of our development strategy and corporate restructuring.

        With our areas of focus clearly defined and our team members aligned and united behind common goals, we are committed to driving growth inside the four walls of our existing restaurants. We will restrict future development to a limited number of new restaurants that meet or exceed our internal hurdle rates to ensure appropriate returns and shift a greater proportion of new restaurant development to our expanding franchise network in the United States and internationally. We expect to open approximately 15

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

company-owned restaurants in fiscal 2009 and even fewer restaurants in fiscal 2010. As a result, our overall revenues will now be driven in a more balanced manner of comparable restaurant sales and increasing franchise royalties. Our fiscal 2009 capital expenditure budget also includes up to $25 million for re-images at Chili's restaurants and up to $30 million in kitchen technology that we believe will dramatically change the casual dining experience for our guests. Finally, we will continue our focus on creating a culture of hospitality through additional team member training as well as utilization of our Guest Experience Measurement program. We expect to realize operating margin improvement from this focus on our existing restaurants and less effort towards opening new restaurants, the removal of underperforming restaurants from our system and a more focused organization.

        As evidenced during fiscal 2008, the casual dining industry is a highly competitive business which is sensitive to changes in economic conditions, trends in lifestyles and fluctuating costs. We are encouraged by the successes we realized from our initiatives in place during 2008 to address these challenges and remain confident in the financial health of our company, the long-term prospects of the industry as well as in our ability to perform effectively in an extremely competitive marketplace and a variety of economic environments.

RESULTS OF OPERATIONS FOR FISCAL YEARS 2008, 2007, AND 2006

        The following table sets forth income and expense items as a percentage of total revenues for the periods indicated:

	Percentage of Total Revenues Fiscal Years
	2008	2007	2006
Revenues	100.0%	100.0%	100.0%

Operating Costs and Expenses:
Cost of sales	28.4%	27.9%	28.0%
Restaurant expenses	56.6%	55.7%	55.0%
Depreciation and amortization	3.9%	4.3%	4.6%
General and administrative	4.0%	4.4%	5.0%
Other gains and charges	4.8%	(0.2)%	(0.5)%

Total operating costs and expenses	97.7%	92.1%	92.1%

Operating income	2.3%	7.9%	7.9%
Interest expense	1.1%	0.7%	0.5%
Other, net	(0.1)%	(0.1)%	0.0%

Income before provision for income taxes	1.3%	7.3%	7.4%
Provision for income taxes	0.1%	2.0%	2.2%

Income from continuing operations	1.2%	5.3%	5.2%
Loss from discontinued operations, net of taxes	0.0%	0.0%	(0.1)%

Net income	1.2%	5.3%	5.1%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

REVENUES

        Revenues for fiscal 2008 decreased to $4,235.2 million, a 3.2% decrease from the $4,376.9 million generated for fiscal 2007. The decrease in revenue was primarily attributable to declines in capacity at company-owned restaurants as well as a decrease in comparable restaurant sales as follows:

	Fiscal Year Ended June 25, 2008
	Capacity	Comparable Sales	Price Increase	Mix Shift
Brinker International	(4.3)%	(0.5)%	2.9%	0.5%
Chili's	(5.9)%	0.8%	3.1%	0.8%
On The Border	5.5%	(3.3)%	2.5%	(0.2)%
Maggiano's	6.4%	0.4%	2.8%	(1.9)%
Macaroni Grill	(4.8)%	(4.4)%	2.2%	1.1%

        Our capacity decreased 4.3% in fiscal 2008 (as measured by average-weighted sales weeks). The reduction in capacity is primarily due to the sale of 95 Chili's restaurants to Pepper Dining, Inc. on June 27, 2007 as well as the sale of 76 Chili's restaurants to ERJ Dining IV, LLC during fiscal 2008. The reduction in capacity is also due to other restaurant closures at Macaroni Grill, Chili's and On The Border, partially offset by the development of new company-owned restaurants. Including the impact of restaurant sales to franchisees, we experienced a net decrease of 47 company-owned restaurants since June 27, 2007.

        Comparable restaurant sales decreased 0.5% in fiscal 2008 compared to fiscal 2007. The decrease in comparable restaurant sales resulted from a decline in customer traffic at all brands and unfavorable product mix shifts at On The Border and Maggiano's. These decreases were partially offset by an increase in menu prices at all brands and favorable mix shifts at Chili's and Macaroni Grill.

        Revenues for fiscal 2007 increased to $4,376.9 million, 5.4% over the $4,151.3 million generated for fiscal 2006. The increase in revenues was primarily attributable to capacity growth, partially offset by a decrease in comparable restaurant sales.

	Fiscal Year Ended June 27, 2007
	Capacity	Comparable Sales	Price Increase	Mix Shift
Brinker International	8.2%	(2.7)%	1.6%	0.1%
Chili's	10.9%	(2.4)%	1.7%	(0.3)%
On The Border	5.8%	(4.1)%	1.1%	2.0%
Maggiano's	8.4%	(1.7)%	1.5%	(0.7)%
Macaroni Grill	(0.8)%	(3.2)%	1.6%	0.6%

        We increased our capacity 8.2% in fiscal 2007 primarily due to a net increase of 117 company-owned restaurants since June 28, 2006 (excluding the impact of the sale of 95 Chili's restaurants to Pepper Dining, Inc. on June 27, 2007). Comparable restaurant sales decreased 2.7% in fiscal 2007 compared to fiscal 2006. The decrease in comparable restaurant sales resulted from a decline in customer traffic at all brands and unfavorable product mix shifts at Chili's and Maggiano's. These decreases were partially offset by an increase in menu prices at all brands and favorable mix shifts at On The Border and Macaroni Grill.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

COSTS AND EXPENSES

        Cost of sales, as a percent of revenues, increased 0.5% in fiscal 2008 primarily due to increased inventory costs partially offset by an increase in menu prices at all brands and an increase in franchise revenues. The cost increase was primarily driven by unfavorable pricing for beef, ribs, chicken, and dairy products. The increase was also due to unfavorable product mix shifts related to new menu items. Cost of sales, as a percent of revenues, decreased 0.1% in fiscal 2007 primarily due to an increase in menu prices at all brands partially offset by increased inventory costs. The cost increase was primarily driven by unfavorable product mix shifts related to the popularity of new appetizer menu items at Chili's and premium margaritas at On The Border. Additionally, we experienced unfavorable pricing for salmon and produce. The overall cost increase was partially offset by favorable pricing for ribs and steaks.

        Restaurant expenses, as a percent of revenues, increased 0.9% in fiscal 2008 primarily due to minimum wage increases and higher insurance costs. The increase was partially offset by a decrease in restaurant opening expenses. Restaurant expenses, as a percent of revenues, increased 0.7% in fiscal 2007. The increase was due to minimum wage increases, increases in repair and maintenance and restaurant opening expenses. The increase was partially offset by a decrease in labor costs due to lower incentive compensation expenses in fiscal 2007.

        Depreciation and amortization decreased $23.9 million in fiscal 2008. The decrease in depreciation expense was primarily due to the sale of restaurants to franchisees as well as the classification of Macaroni Grill assets as held for sale in September 2007, at which time the assets were no longer depreciated. These decreases were partially offset by new restaurant construction and ongoing remodel costs. Depreciation and amortization decreased $1.0 million during fiscal 2007. The decrease in depreciation expense was primarily related to an increase in fully depreciated assets and the classification of assets as held for sale in January 2007, at which time the assets were no longer depreciated. These decreases were partially offset by new restaurant construction and ongoing remodel costs.

        General and administrative expenses decreased $23.6 million in fiscal 2008. The decrease was primarily due to lower annual performance and stock-based compensation expense as well as reduced salary and team member related expenses subsequent to a corporate restructuring that eliminated certain administrative positions during the third quarter of 2008. General and administrative expenses decreased $12.7 million in fiscal 2007. The decrease was primarily due to lower than expected annual performance based compensation expense, reduced meeting expenses, and a decrease in headcount, partially offset by increased 401k matching and employee participation and increased costs for health insurance.

        Other gains and charges in fiscal 2008 includes a $152.7 million charge to write down the Macaroni Grill long-lived assets held for sale to estimated fair value less costs to sell. In addition, we made the decision to close or decline lease renewals for 61 restaurants based on a comprehensive analysis that examined restaurants not performing at required levels of return. As a result, we incurred a $58.5 million charge primarily related to the impairment of long-lived assets at these restaurants as well as lease obligation charges for the restaurants that closed in fiscal 2008. During fiscal 2008, we also made the decision to reduce future domestic company-owned restaurant development as well as discontinue certain projects that do not align with our strategic goals. As a result, we incurred a $13.2 million charge related to asset write-offs and a $6.7 million net charge for severance and other benefits. These charges were partially offset by a $29.7 million gain related to the sale of 76 company-owned Chili's restaurants to ERJ Dining IV, LLC. Other gains and charges in fiscal 2007 includes $19.1 million in gains related to the sale of company-owned restaurants to franchisees, including 95 Chili's restaurants to Pepper Dining, Inc. in the fourth quarter for a $17.1 million gain. Also included is a $3.2 million gain related to the termination of interest rate swaps on an operating lease commitment. These gains were partially offset by a $12.9 million

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

charge related to the impairment of long-lived assets at 13 restaurants as well as lease obligation charges for seven of the restaurants that closed during fiscal 2007.

        Interest expense increased $14.9 million in fiscal 2008 primarily due to outstanding borrowings on our $400 million three-year term loan agreement used to fund share repurchases in fiscal 2007 and for general corporate purposes. We entered into the agreement in October 2007 and terminated the one-year unsecured committed credit facility of $400 million. The increase was partially offset by a decrease in interest rates on our debt carrying variable interest rates. Interest expense increased by $8.1 million in fiscal 2007 primarily due to outstanding borrowings on the $400 million credit facility in the fourth quarter. Additionally, increased average borrowings and interest rates on our existing lines of credit contributed to the increase.

        Other, net decreased $1.0 million in fiscal 2008 due to the realized gains from the liquidation of our investments in mutual funds in fiscal 2007, partially offset by higher interest income on cash balances in our captive insurance company. Other, net increased $3.4 million in fiscal 2007 due to the realized gains from the liquidation of our investments in mutual funds and higher interest income.

INCOME TAXES

        The effective income tax rate related to continuing operations was 5.7%, 27.8% and 29.9% for fiscal 2008, 2007 and 2006, respectively. The decrease in the tax rate in fiscal 2008 was primarily due to a decrease in profits before taxes related to other gains and charges partially offset by prior year favorable settlement of certain tax audits and prior year benefits from state income tax planning. The decrease in the tax rate in fiscal 2007 was primarily due to stock-based compensation expense related to the impact of incentive stock options which are not deductible until they are exercised, an income tax benefit totaling $6.8 million associated with the favorable settlement of certain tax audits and benefits from state income tax planning.

LIQUIDITY AND CAPITAL RESOURCES

        Our primary source of liquidity is cash flows generated from our restaurant operations. We expect our ability to generate strong cash flows from operations to continue into the future. Net cash provided by operating activities of continuing operations decreased to $361.5 million for fiscal 2008 from $485.0 million in fiscal 2007 primarily due to lower income (adjusted for non-cash items) driven by incremental margin pressures and the sale of 171 company-owned restaurants to franchisees as well as the timing of operational payments and receipts.

        Capital expenditures consist of purchases of land for future restaurant sites, new restaurants under construction, purchases of new and replacement restaurant furniture and equipment, and ongoing remodeling programs. Capital expenditures were $270.4 million for fiscal 2008 compared to $430.5 million for fiscal 2007. The reduction in capital expenditures is primarily due to a decrease in company-owned restaurants developed this year. We estimate that our capital expenditures during fiscal 2009 will be approximately $175 to $185 million, including new restaurant development of approximately $40 million, $20 to $25 million of Chili's re-images, $25 to $30 million of investments in kitchen technology, and the remainder for capital expenditure maintenance programs. Our capital expenditures will be funded entirely by cash from operations and existing credit facilities.

        We sold 76 company-owned Chili's restaurants to a franchisee during fiscal 2008 for cash proceeds of approximately $122 million. We plan to continue the sale of select company-owned restaurants to franchisees in fiscal 2009.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The Board of Directors has authorized a total of $2,060.0 million in share repurchases, which has been and will be used to return capital to shareholders and to minimize the dilutive impact of stock options and other share-based awards. In June 2007, we entered into a written trading plan in compliance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, which provided for the purchase of up to $140.0 million of shares of our common stock. Following the completion of this plan, we entered into another 10b5-1 plan for the purchase of up to $100.0 million of shares of our common stock in November 2007. The latest trading plan was completed on November 23, 2007. Pursuant to our stock repurchase plans, we repurchased approximately 9.1 million shares of our common stock for approximately $240.3 million during fiscal 2008, which was funded using proceeds from the sales of restaurants to franchisees. We have approximately $59.8 million in remaining authorization as of June 25, 2008. In the future, we may consider additional share repurchases based on several factors, including our cash flow, share price, operational liquidity, and planned investment and financing needs. The repurchased common stock is reflected as a reduction of shareholders' equity.

        In fiscal 2008, we declared and paid four quarterly dividends to common stock shareholders. In the first quarter, we declared a dividend in the amount of $0.09 per share. In the second, third and fourth quarters, we declared and paid dividends in the amount of $0.11 per share. Total dividends paid during fiscal 2008 were $42.9 million.

        In August 2007, we extended our $50.0 million uncommitted credit facility through August 2008. In September 2007, we also increased the $50.0 million uncommitted credit facility to $100.0 million and extended the expiration date to September 2008.

        In October 2007, we entered into a three-year term loan agreement for $400 million and terminated the one-year unsecured committed credit facility of $400 million. The term loan proceeds were used to pay off all outstanding amounts under the one-year unsecured committed credit facility. The term loan bears interest at LIBOR plus an applicable margin, which is a function of our credit rating at such time, but is subject to a maximum of LIBOR plus 1.5%. Based on our current credit rating, we are paying interest at a rate of LIBOR plus 0.65%.

        Excluding the impact of assets held for sale, the working capital deficit decreased to $187.9 million at June 25, 2008 from $270.7 million at June 27, 2007 primarily due to increases in deferred tax assets resulting from the impairment of Macaroni Grill long-lived assets held for sale to estimated fair value less costs to sell as well as a decrease in income taxes payable due to declining earnings.

        We believe that our various sources of capital, including cash flow from operating activities of continuing operations, availability under existing credit facilities, and the ability to acquire additional financing, are adequate to finance operations as well as the repayment of current debt obligations. We also expect to receive net cash proceeds of $125.5 million from the sale of Macaroni Grill in the second quarter of fiscal 2009. At that time, we will make a determination as to the appropriate use of the funds. We are not aware of any other event or trend that would potentially affect our liquidity. In the event such a trend develops, we believe that there are sufficient funds available under our credit facilities and from our internal cash generating capabilities to adequately manage our ongoing business.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        Payments due under our contractual obligations for outstanding indebtedness, purchase obligations as defined by the Securities and Exchange Commission ("SEC"), and the expiration of credit facilities as of June 25, 2008 are as follows:

	Payments Due by Period (in thousands)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt(a)	$960,570	$175,250	$434,500	$34,500	$316,320
Capital leases	70,211	4,948	10,174	10,586	44,503
Operating leases	870,645	121,864	220,386	182,809	345,586
Purchase obligations(b)	21,340	6,940	14,400	—	—

	Amount of Credit Facility Expiration by Period (in thousands)
	Total Commitment	Less than 1 year(c)	1-3 Years	3-5 Years	More than 5 Years
Credit facilities	$550,000	$250,000	$300,000	$—	$—

    (a)
    Long-term debt consists of amounts owed on the three-year term loan, 5.75% notes, credit facilities and accrued interest on fixed-rate obligations totaling $103.5 million.

    (b)
    A "purchase obligation" is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase obligations primarily consist of long-term obligations for the purchase of telecommunication and health services and exclude agreements that are cancelable without significant penalty.

    (c)
    $150.0 million relates to an uncommitted obligation giving the lender an option not to extend funding. $100.0 million relates to a revolving credit facility that expires in September 2008.

        In addition to the amounts shown in the table above, $27.1 million of unrecognized tax benefits have been recorded as liabilities in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). The timing and amounts of future cash payments related to the FIN 48 liabilities are uncertain.

IMPACT OF INFLATION

        We have experienced impact from inflation. Inflation has caused increased food, labor and benefits costs and has increased our operating expenses. To the extent permitted by competition, increased costs are recovered through a combination of menu price increases and reviewing, then implementing, alternative products or processes, or by implementing other cost reduction procedures.

CRITICAL ACCOUNTING ESTIMATES

        Our significant accounting policies are disclosed in Note 1 to our consolidated financial statements. The following discussion addresses our most critical accounting estimates, which are those that are most important to the portrayal of our financial condition and results, and that require significant judgment.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Stock Based Compensation

        Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2004), "Share-Based Payment," ("SFAS 123R"), requires the measurement and recognition of compensation cost at fair value for all share-based payments, including stock options. We determine the fair value of our stock option awards using the Black-Scholes option valuation model. The Black-Scholes model requires judgmental assumptions including expected life and stock price volatility. We base our expected life assumptions on historical experience regarding option life. Stock price volatility is calculated based on historical prices and the expected life of the options. We determine the fair value of our performance shares using a Monte Carlo simulation model. The Monte Carlo method is a statistical modeling technique that requires highly judgmental assumptions regarding Brinker's future operating performance compared to our plan designated peer group in the future. The simulation is based on a probability model and market-based inputs that are used to predict future stock returns. We use the historical operating performance and correlation of stock performance to the S&P 500 composite index of Brinker and our peer group as inputs to the simulation model. These historical returns could differ significantly in the future and as a result, the fair value assigned to the performance shares could vary significantly to the final payout. We believe the Monte Carlo simulation model provides the best evidence of fair value at the grant date and is an appropriate technique for valuing share-based awards under SFAS 123R. SFAS 123R also requires that we recognize compensation expense for only the portion of share-based awards that are expected to vest. Therefore, we apply estimated forfeiture rates that are derived from our historical forfeitures of similar awards.

Income Taxes

        In determining net income for financial statement purposes, we make certain estimates and judgments in the calculation of tax expense and the resulting tax liabilities and in the recoverability of deferred tax assets that arise from temporary differences between the tax and financial statement recognition of revenue and expense. When considered necessary, we record a valuation allowance to reduce deferred tax assets to a balance that is more likely than not to be recognized. We use an estimate of our annual effective tax rate at each interim period based on the facts and circumstances available at that time while the actual effective tax rate is calculated at year-end.

        In the ordinary course of business, there may be many transactions and calculations where the ultimate tax outcome is uncertain. Effective June 28, 2007, we adopted the provisions of FIN 48. The adoption of this standard was consistent with FSP FIN 48-1, "Definition of Settlement in FASB Interpretation No. 48", that was issued in May 2007 and that provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing unrecognized tax benefits.

        In addition to the risks related to the effective tax rate described above, the effective tax rate reflected in forward-looking statements is based on current tax law. Any significant changes in the tax laws could affect these estimates.

Property and Equipment

        Property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets. The useful lives of the assets are based upon our expectations for the period of time that the asset will be used to generate revenues. We periodically review the assets for changes in circumstances, which may impact their useful lives.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

Self-Insurance

        We are self-insured for certain losses related to health, general liability and workers' compensation. We maintain stop loss coverage with third party insurers to limit our total exposure. The self-insurance liability represents an estimate of the ultimate cost of claims incurred and unpaid as of the balance sheet date. The estimated liability is not discounted and is established based upon analysis of historical data and actuarial estimates, and is reviewed on a quarterly basis to ensure that the liability is appropriate. If actual trends, including the severity or frequency of claims, differ from our estimates, our financial results could be impacted.

Recent Accounting Pronouncements

        In December 2007, the FASB issued SFAS No. 141R, "Business Combinations," ("SFAS 141R"). Under SFAS 141R, all business combinations will be accounted for by applying the acquisition method. SFAS 141R requires most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at full fair value. SFAS 141R is effective for annual reporting periods beginning on or after December 15, 2008 and will be effective for us beginning in the first quarter of fiscal 2010 for business combinations occurring on or after the effective date.

        In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51," ("SFAS 160"). SFAS 160 will require noncontrolling interests (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside of permanent equity. The Statement applies to the accounting for noncontrolling interests and transactions with noncontrolling interest holders in consolidated financial statements. SFAS 160 is effective for periods beginning on or after December 15, 2008 and is effective for us beginning in the third quarter of fiscal 2009. We do not expect that SFAS 160 will have a material impact on our financial statements.

        In December 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," ("SFAS 157"). SFAS 157 clarifies the definition of fair value, describes methods used to appropriately measure fair value, and expands fair value disclosure requirements, but does not change existing guidance as to whether or not an instrument is carried at fair value. For financial assets and liabilities, SFAS 157 is effective for fiscal years beginning after November 15, 2007, which will require us to adopt these provisions in first quarter fiscal 2009. We do not expect the adoption to have an impact on our consolidated financial statements. For nonfinancial assets and liabilities, SFAS 157 is effective for fiscal years beginning after November 15, 2008, which will require us to adopt these provisions in fiscal 2010. We are currently evaluating the impact, if any, that an adoption of the deferred provisions of this statement will have on our consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," ("SFAS 159"). SFAS 159 provides companies with an option to report selected assets and liabilities at fair value. This statement contains financial statement presentation and disclosure requirements for assets and liabilities reported at fair value as a consequence of the election and is effective for us beginning in fiscal 2009. We do not plan to elect to measure any additional assets or liabilities at fair value that are not already measured at fair value under existing standards. Therefore, the adoption of this standard will not have an impact on our consolidated financial statements.

        The Emerging Issues Task Force ("EITF") reached a consensus on EITF 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" ("EITF 06-11") in June 2007. The EITF consensus indicates that the tax benefit received on dividends associated with share-based awards that are charged to retained earnings should be recorded in additional paid-in capital and included in the pool of excess tax benefits available to absorb potential future tax deficiencies on share-based payment awards. Currently, we do not record a tax benefit on dividends associated with share-based awards. The consensus is effective for the tax benefits of dividends declared in fiscal years beginning after December 15, 2007. EITF 06-11 will be effective for us beginning in fiscal 2009 and its adoption will not have a material impact on our financial position, results of operations or cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to market risk from changes in interest rates on debt and certain leasing facilities and from changes in commodity prices. A discussion of our accounting policies for derivative instruments is included in the summary of significant accounting policies in the notes to our consolidated financial statements.

        We are exposed to interest rate risk on short-term and long-term financial instruments carrying variable interest rates. The variable rate financial instruments, consisting of the outstanding borrowings on our term loan and credit facilities, totaled $558.0 million at June 25, 2008. The impact on our annual results of operations of a one-point interest rate change on the outstanding balance of these variable rate financial instruments as of June 25, 2008 would be approximately $5.6 million. We may from time to time utilize interest rate swaps to manage overall borrowing costs and reduce exposure to adverse fluctuations in interest rates.

        We purchase certain commodities such as beef, pork, poultry, seafood, produce, and dairy. These commodities are generally purchased based upon market prices established with vendors. These purchase arrangements may contain contractual features that fix the price paid for certain commodities. We do not use financial instruments to hedge commodity prices because these purchase arrangements help control the ultimate cost paid and any commodity price aberrations are generally short-term in nature.

        This market risk discussion contains forward-looking statements. Actual results may differ materially from this discussion based upon general market conditions and changes in domestic and global financial markets.

BRINKER INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

	Fiscal Years
	2008	2007	2006
Revenues	$4,235,223	$4,376,904	$4,151,291

Operating Costs and Expenses:
Cost of sales	1,200,763	1,222,198	1,160,931
Restaurant expenses	2,397,908	2,435,866	2,283,737
Depreciation and amortization	165,229	189,162	190,206
General and administrative	170,703	194,349	207,080
Other gains and charges	203,950	(8,999)	(17,262)

Total operating costs and expenses	4,138,553	4,032,576	3,824,692

Operating income	96,670	344,328	326,599
Interest expense	45,862	30,929	22,857
Other, net	(4,046)	(5,071)	(1,656)

Income before provision for income taxes	54,854	318,470	305,398
Provision for income taxes	3,132	88,421	91,448

Income from continuing operations	51,722	230,049	213,950
Loss from discontinued operations, net of tax	—	—	(1,555)

Net income	$51,722	$230,049	$212,395

Basic net income per share:
Income from continuing operations	$0.50	$1.90	$1.66

Loss from discontinued operations	$—	$—	$(0.01)

Net income per share	$0.50	$1.90	$1.65

Diluted net income per share:
Income from continuing operations	$0.49	$1.85	$1.63

Loss from discontinued operations	$—	$—	$(0.01)

Net income per share	$0.49	$1.85	$1.62

Basic weighted average shares outstanding	103,101	121,062	128,766

Diluted weighted average shares outstanding	104,897	124,116	130,934

Cash dividends per share	$0.42	$0.34	$0.20

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	2008	2007
ASSETS
Current Assets:
Cash and cash equivalents	$54,714	$84,823
Accounts receivable	52,304	49,851
Inventories	35,534	29,189
Prepaid expenses and other	106,472	70,515
Deferred income taxes	71,595	16,100
Assets held for sale	134,102	404,692

Total current assets	454,721	655,170

Property and Equipment:
Land	198,554	202,742
Buildings and leasehold improvements	1,573,305	1,401,585
Furniture and equipment	669,201	614,472
Construction-in-progress	35,106	94,670

	2,476,166	2,313,469
Less accumulated depreciation and amortization	(945,150)	(830,733)

Net property and equipment	1,531,016	1,482,736

Other Assets:
Goodwill	140,371	138,876
Deferred income taxes	23,160	4,778
Other	43,854	36,461

Total other assets	207,385	180,115

Total assets	$2,193,122	$2,318,021

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Current installments of long-term debt	$1,973	$1,761
Accounts payable	168,619	167,789
Accrued liabilities	331,943	330,031
Income taxes payable	5,946	21,555
Liabilities associated with assets held for sale	17,688	22,328

Total current liabilities	526,169	543,464

Long-term debt, less current installments	901,604	826,918
Other liabilities	170,260	142,550
Commitments and Contingencies (Notes 11 and 15)
Shareholders' Equity:
Common stock—250,000,000 authorized shares; $.10 par value; 176,246,649 shares issued and 101,316,461 shares outstanding at June 25, 2008, and 176,246,666 shares issued and 110,127,072 shares outstanding at June 27, 2007	17,625	17,625
Additional paid-in capital	464,666	450,665
Accumulated other comprehensive loss	(168)	(37)
Retained earnings	1,800,300	1,791,311

	2,282,423	2,259,564
Less treasury stock, at cost (74,930,188 shares at June 25, 2008 and 66,119,594 shares at June 27, 2007)	(1,687,334)	(1,454,475)

Total shareholders' equity	595,089	805,089

Total liabilities and shareholders' equity	$2,193,122	$2,318,021

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands)

	Common Stock					Accumulated Other Comprehensive Income (Loss)
			Additional Paid-In Capital	Retained Earnings	Treasury Stock
	Shares	Amount					Total
Balances at June 29, 2005	133,772	$17,625	$369,813	$1,415,991	$(703,847)	$700	$1,100,282
Net income	—	—	—	212,395	—	—	212,395
Change in fair value of investments, net of tax	—	—	—	—	—	73	73

Comprehensive income							212,468

Cash dividends ($0.20 per share)	—	—	—	(25,600)	—	—	(25,600)
Stock-based compensation	—	—	33,201	—	—	—	33,201
Purchases of treasury stock	(11,742)	—	—	—	(305,714)	—	(305,714)
Issuances of common stock	2,860	—	3,173	—	50,635	—	53,808
Tax benefit from stock options exercised	—	—	7,387	—	—	—	7,387
Issuance of restricted stock, net of forfeitures	417	—	(6,948)	—	6,948	—	—

Balances at June 28, 2006	125,307	17,625	406,626	1,602,786	(951,978)	773	1,075,832
Net income	—	—	—	230,049	—	—	230,049
Currency translation adjustment	—	—	—	—	—	(37)	(37)
Change in fair value of investments, net of tax	—	—	—	—	—	181	181
Realized gain on sale of investments, net of tax	—	—	—	—	—	(954)	(954)

Comprehensive income							229,239

Cash dividends ($0.34 per share)	—	—	—	(41,524)	—	—	(41,524)
Stock-based compensation	—	—	31,510	—	—	—	31,510
Purchases of treasury stock	(18,617)	—	—	—	(569,347)	—	(569,347)
Issuances of common stock	3,409	—	(15)	—	66,302	—	66,287
Tax benefit from stock options exercised	—	—	13,092	—	—	—	13,092
Issuance of restricted stock, net of forfeitures	28	—	(548)	—	548	—	—

Balances at June 27, 2007	110,127	17,625	450,665	1,791,311	(1,454,475)	(37)	805,089
Net income	—	—	—	51,722	—	—	51,722
Currency translation adjustment	—	—	—	—	—	(131)	(131)

Comprehensive income							51,591

Adjustment to initially apply FIN 48	—	—	—	847	—	—	847
Cash dividends ($0.42 per share)	—	—	—	(43,580)	—	—	(43,580)
Stock-based compensation	—	—	16,100	—	—	—	16,100
Purchases of treasury stock	(9,130)	—	(465)	—	(240,319)	—	(240,784)
Issuances of common stock	345	—	(2,472)	—	7,749	—	5,277
Tax benefit from stock options exercised	—	—	549	—	—	—	549
Forfeitures of restricted stock, net of issuances	(26)	—	289	—	(289)	—	—

Balances at June 25, 2008	101,316	$17,625	$464,666	$1,800,300	$(1,687,334)	$(168)	$595,089

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Fiscal Years
	2008	2007	2006
Cash Flows from Operating Activities:
Net income	$51,722	$230,049	$212,395
Adjustments to reconcile net income to net cash provided by operating activities of continuing operations:
Depreciation and amortization	165,229	189,162	190,206
Restructure charges and other impairments	225,945	13,812	1,950
Stock-based compensation	16,577	29,870	32,200
Deferred income taxes	(68,064)	(18,823)	(34,219)
Gain on sale of assets	(29,682)	(21,207)	(19,278)
Amortization of deferred costs	283	(130)	(39)
Loss from discontinued operations, net of taxes	—	—	1,555
Changes in assets and liabilities, excluding effects of acquisitions and dispositions:
Accounts receivable	(972)	3,394	(8,948)
Inventories	(6,640)	3,229	8,474
Prepaid expenses and other	1,454	25,541	(3,773)
Other assets	459	(5,168)	19,198
Income taxes payable	2,581	(1,945)	11,994
Accounts payable	13,320	(1,978)	18,120
Accrued liabilities	(20,458)	19,966	53,978
Other liabilities	9,786	19,225	(13,346)

Net cash provided by operating activities of continuing operations	361,540	484,997	470,467

Cash Flows from Investing Activities:
Payments for property and equipment	(270,413)	(430,532)	(354,607)
Proceeds from sale of assets	127,780	180,966	48,462
Increase in restricted cash	(34,435)	—	—
Payments for purchases of restaurants	(2,418)	—	(23,095)
(Investment in) disposition of equity method investee	(8,711)	—	1,101
Proceeds from sale of investments	—	5,994	—

Net cash used in investing activities of continuing operations	(188,197)	(243,572)	(328,139)

Cash Flows from Financing Activities:
Net proceeds from issuance of long-term debt	399,287	—	—
Net (payments) borrowings on credit facilities	(323,586)	338,188	80,300
Payments on long-term debt	(1,062)	(12,979)	(1,581)
Purchases of treasury stock	(240,784)	(569,347)	(305,714)
Proceeds from issuances of treasury stock	5,277	66,287	53,808
Payments of dividends	(42,914)	(40,906)	(25,417)
Excess tax benefits from stock-based compensation	330	7,139	2,107

Net cash used in financing activities of continuing operations	(203,452)	(211,618)	(196,497)

Cash Flows from Discontinued Operations:
Net cash provided by operating activities of discontinued operations	—	—	5,042
Net cash provided by investing activities of discontinued operations	—	—	62,845

Net cash provided by discontinued operations	—	—	67,887

Net change in cash and cash equivalents	(30,109)	29,807	13,718
Cash and cash equivalents at beginning of year	84,823	55,016	41,298

Cash and cash equivalents at end of year	$54,714	$84,823	$55,016

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Basis of Presentation

        Our consolidated financial statements include the accounts of Brinker International, Inc. and our wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. We own, operate, or franchise various restaurant brands in the United States and 24 other countries.

        We have a 52/53 week fiscal year ending on the last Wednesday in June. Fiscal years 2008, 2007, and 2006, which ended on June 25, 2008, June 27, 2007, and June 28, 2006, respectively, each contained 52 weeks.

        Certain prior year amounts in the accompanying consolidated financial statements have been reclassified to conform with fiscal 2008 presentation. These reclassifications have no effect on our net income or financial position as previously reported.

(b)    Use of Estimates

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

(c)    Revenue Recognition

        We record revenue from the sale of food, beverages and alcohol as products are sold. Initial fees received from a franchisee to establish a new franchise are recognized as income when we have performed our obligations required to assist the franchisee in opening a new franchise restaurant, which is generally upon the opening of such restaurant. Continuing royalties, which are a percentage of net sales of franchised restaurants, are accrued as income when earned. Proceeds from the sale of gift cards are recorded as deferred revenue and recognized as income when the gift card is redeemed by the holder or the likelihood of redemption, based upon our historical redemption patterns, becomes remote.

(d)    Financial Instruments

        Our policy is to invest cash in excess of operating requirements in income-producing investments and to pay down debt. Income-producing investments with original maturities of three months or less are reflected as cash equivalents.

        Our financial instruments at June 25, 2008 and June 27, 2007 consist of cash equivalents, accounts receivable, and long-term debt. The fair value of cash equivalents and accounts receivable approximates their carrying amounts reported in the consolidated balance sheets. The fair value of the 5.75% notes, based on quoted market prices, totaled approximately $283.4 million and $288.8 million at June 25, 2008 and June 27, 2007, respectively. The fair value of capital lease obligations is based on the amount of future cash flows discounted using our expected borrowing rate for debt of comparable risk and maturity.

        We are required by our insurers to collateralize a part of the self-insured portion of our workers' compensation and liability claims. We have chosen to satisfy these collateral requirements by depositing approximately $18.2 million into an insurance escrow account and by issuing a $16.2 million cash secured

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

letter of credit in fiscal 2008. These cash balances have been classified as restricted and are included within prepaid expenses and other in the consolidated balance sheet as of June 25, 2008 (See Note 6).

        Our use of derivative instruments has been primarily related to interest rate swaps which were entered into with the intent of hedging exposures to changes in value of certain fixed-rate lease obligations. We record derivative instruments in the consolidated balance sheet at fair value. The accounting for the gain or loss due to changes in fair value of the derivative instrument depends on whether the derivative instrument qualifies as a hedge. If the derivative instrument does not qualify as a hedge, the gains or losses are reported in earnings when they occur. However, if the derivative instrument qualifies as a hedge, the accounting varies based on the type of risk being hedged. Amounts receivable or payable under interest rate swaps related to the hedged lease obligations are recorded as adjustments to restaurant expense. Cash flows related to derivative transactions are included in operating activities.

        We entered into interest rate swaps in December 2001 with the intent of hedging exposures to changes in value of certain fixed-rate lease obligations. These fair value hedges changed the fixed-rate interest component of an operating lease commitment for certain real estate properties entered into in November 1997 to variable-rate interest. We terminated our interest rate swaps in fiscal 2007 and recorded a $3.2 million gain, which is included in other gains and charges in the consolidated statements of income. At June 25, 2008 we do not have any outstanding derivative instruments.

(e)    Accounts Receivable

        Accounts receivable, net of the allowance for doubtful accounts, represents their estimated net realizable value. Provisions for doubtful accounts are recorded based on management's judgment regarding our ability to collect as well as the age of the receivables. Accounts receivable are written off when they are deemed uncollectible.

(f)    Inventories

        Inventories, which consist of food, beverages, and supplies, are stated at the lower of cost (weighted average cost method) or market.

(g)    Property and Equipment

        Property and equipment is stated at cost. Buildings and leasehold improvements are depreciated using the straight-line method over the lesser of the life of the lease, including renewal options, or the estimated useful lives of the assets, which range from 5 to 20 years. Furniture and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years. Routine repair and maintenance costs are expensed when incurred. Major replacements and improvements are capitalized.

        We evaluate property and equipment held and used in the business for impairment whenever events or changes in circumstances indicate that the carrying amount of a restaurant's assets may not be recoverable. An impairment is determined by comparing estimated undiscounted future operating cash flows for a restaurant to the carrying amount of its assets. If an impairment exists, the amount of impairment is measured as the excess of the carrying amount over the estimated discounted future operating cash flows of the asset and the expected proceeds upon sale of the asset. Assets held for sale are reported at the lower of the carrying amount or fair value less costs to sell.

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)    Operating Leases

        Rent expense for leases that contain scheduled rent increases is recognized on a straight-line basis over the lease term, including cancelable option periods where failure to exercise such options would result in an economic penalty such that the renewal appears reasonably assured. We adopted FASB Staff Position 13-1, "Accounting for Rental Costs Incurred During a Construction Period" beginning December 29, 2005. Subsequent to the adoption, the straight-line rent calculation and rent expense includes the rent holiday period, which is the period of time between taking control of a leased site and the rent commencement date. Prior to the adoption of FASB Staff Position 13-1, the portion of straight-line rent allocated to the construction period was capitalized and amortized to depreciation and amortization expense over the useful life of the related assets.

        Contingent rents are generally amounts due as a result of sales in excess of amounts stipulated in certain restaurant leases and are included in rent expense as they are incurred. Landlord contributions are recorded when received as a deferred rent liability and amortized as a reduction of rent expense on a straight-line basis over the lesser of the lease term, including renewal options, or 20 years.

(i)    Capitalized Interest

        Interest costs capitalized during the construction period of restaurants were approximately $3.7 million, $6.0 million and $5.0 million during fiscal 2008, 2007, and 2006, respectively.

(j)    Advertising

        Advertising production costs are expensed in the period when the advertising first takes place. Other advertising costs are expensed as incurred. Advertising costs were $133.6 million, $135.5 million and $135.2 million in fiscal 2008, 2007, and 2006, respectively, and are included in restaurant expenses in the consolidated statements of income.

(k)    Goodwill

        Goodwill represents the residual purchase price after allocation to all other identifiable net assets acquired. Goodwill is not subject to amortization but is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," requires a two-step process for testing impairment of goodwill. First, the fair value of each reporting unit is compared to its carrying value to determine whether an indication of impairment exists. If an impairment is indicated, then the fair value of the reporting unit's goodwill is determined by allocating the unit's fair value to its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The amount of impairment for goodwill is measured as the excess of its carrying value over its implied fair value. See Note 7 for additional disclosures related to goodwill.

(l)    Sales Taxes

        Sales taxes collected from customers are excluded from revenues. The obligation is included in accrued liabilities until the taxes are remitted to the appropriate taxing authorities.

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)    Self-Insurance Program

        We utilize a paid loss self-insurance plan for health, general liability and workers' compensation coverage. Predetermined loss limits have been arranged with insurance companies to limit our per occurrence cash outlay. Accrued liabilities include the estimated incurred but unreported costs to settle unpaid claims and estimated future claims.

        We utilize a wholly-owned captive insurance company for our general liability and workers' compensation coverage. We make premium payments to the captive insurance company and accrue for claims costs based on the actuarially predicted ultimate losses, and the captive insurance company then pays administrative fees and the insurance claims. As a result of these premium payments, approximately $44.2 million and $70.5 million of cash from the captive insurance company is included in cash and cash equivalents in the consolidated balance sheets as of June 25, 2008 and June 27, 2007, respectively. Additionally, a total of $34.4 million of cash from the captive insurance company is included in prepaid expenses and other in the consolidated balance sheet as of June 25, 2008.

(n)    Income Taxes

        Income taxes are accounted for under the asset and liability method prescribed by SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

        We file income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. We are no longer subject to U.S. federal examinations by tax authorities for fiscal years before 2006. We are audited by the taxing authorities of most states and certain foreign countries and are subject to examination by these taxing jurisdictions for fiscal years generally after 2003.

        Effective June 28, 2007, we adopted the provisions of the Financial Accounting Standards Board's ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). The adoption of this standard was consistent with FSP FIN 48-1, "Definition of Settlement in FASB Interpretation No. 48," that was issued in May 2007 and that provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing unrecognized tax benefits. As a result of the adoption we recognized an $847,000 decrease in the liability for unrecognized tax benefits, net of the federal deferred tax benefit, with a corresponding increase to retained earnings. We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. See Note 9 for additional disclosures.

(o)    Stock-Based Compensation

        Stock-based compensation is accounted for under SFAS No. 123 (Revised 2004), "Share-Based Payment," ("SFAS 123R"), which requires the measurement and recognition of compensation cost at fair value for all share-based payments, including stock options. Stock-based compensation expense for fiscal 2008, 2007 and 2006 includes compensation expense, recognized over the applicable vesting periods, for new share-based awards and for share-based awards granted prior to, but not yet vested, as of June 29,

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2005. We record compensation expense using a graded-vesting schedule over the vesting period, or to the date on which retirement eligibility is achieved, if shorter (non-substantive vesting period approach).

        Certain employees are eligible to receive stock options, performance shares, restricted stock and restricted stock units, while non-employee members of the Board of Directors are eligible to receive stock options, restricted stock and restricted stock units. Performance shares represent a right to receive shares of common stock upon satisfaction of performance goals or other specified metrics at the end of a three-year cycle. Performance shares are paid out in common stock and will be fully vested upon issuance. The fair value of performance shares is determined on the date of grant based on a Monte Carlo simulation model. The fair value of restricted stock and restricted stock units are based on our closing stock price on the date of grant.

        Stock-based compensation expense totaled approximately $15.6 million, $29.9 million and $32.2 million for fiscal 2008, 2007 and 2006, respectively. The total income tax benefit recognized in the consolidated statements of income related to stock-based compensation was approximately $6.1 million, $10.5 million and $7.7 million during fiscal 2008, 2007 and 2006, respectively.

        The weighted average fair values of option grants were $7.18, $7.37 and $7.65 during fiscal 2008, 2007 and 2006, respectively. The fair value of stock options is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2008	2007	2006
Expected volatility	23.6%	26.1%	28.8%
Risk-free interest rate	4.2%	4.6%	4.2%
Expected lives	5 years	5 years	5 years
Dividend yield	1.2%	1.1%	1.0%

        Expected volatility and the expected life of stock options are based on historical experience. The risk-free rate is based on the yield of a five-year Treasury Note.

(p)    Preferred Stock

        Our Board of Directors is authorized to provide for the issuance of 1.0 million preferred shares with a par value of $1.00 per share, in one or more series, and to fix the voting rights, liquidation preferences, dividend rates, conversion rights, redemption rights, and terms, including sinking fund provisions, and certain other rights and preferences. As of June 25, 2008, no preferred shares were issued.

(q)    Shareholders' Equity

        Our Board of Directors has authorized a total of $2,060.0 million of share repurchases. Pursuant to our stock repurchase plan, we repurchased approximately 9.1 million shares of our common stock for $240.3 million during fiscal 2008. As of June 25, 2008, approximately $59.8 million was available under our share repurchase authorizations. The repurchased common stock is reflected as a reduction of shareholders' equity.

(r)    Comprehensive Income

        Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Fiscal 2008 comprehensive

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

income consists of net income and currency translation adjustments. Fiscal 2007 comprehensive income consists of net income, currency translation adjustments, and the realized gain on the sale of our investments in mutual funds. Fiscal 2006 comprehensive income consists of net income and the unrealized portion of changes in the fair value of our investments in mutual funds.

(s)    Net Income Per Share

        Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. For the calculation of diluted net income per share, the basic weighted average number of shares is increased by the dilutive effect of stock options and restricted share awards, determined using the treasury stock method. We had approximately 5.8 million stock options and restricted share awards outstanding at June 25, 2008, 28,000 stock options and restricted share awards outstanding at June 27, 2007, and 885,000 stock options and restricted share awards outstanding at June 28, 2006 that were not included in the dilutive earnings per share calculation because the effect would have been antidilutive.

(t)    Segment Reporting

        Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" permits two or more operating segments to be aggregated into a single operating segment if they have similar economic characteristics and are similar in the following areas:

  •
  The nature of products and services

  •
  Nature of production processes

  •
  Type or class of customer

  •
  Methods used to distribute products or provide services

  •
  The nature of the regulatory environment, if applicable

        Our four brands have similar types of products, contracts, customers, and employees and all operate as full-service restaurants offering lunch and dinner in the casual-dining segment of the industry. In addition, food costs, labor and facility-related costs comprise the majority of our brands' total costs and drive similar long-term average margins across all of our brands. Therefore, we believe we meet the criteria for aggregating operating segments into a single reporting segment.

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    ASSETS HELD FOR SALE

        In the first quarter of fiscal 2008, we announced our intention to sell the Macaroni Grill restaurant brand and began presenting its results from operations as discontinued operations in our quarterly financial statements during fiscal 2008 in accordance with the reporting provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS 144"). In August 2008, we entered into an agreement with Mac Acquisition LLC, an affiliate of Golden Gate Capital, for the sale of a majority interest in Macaroni Grill. Per terms of the agreement, we will receive proceeds of $131.5 million in cash, of which $6.0 million will be contributed to the new entity for a 19.9% continuing ownership interest in the brand. We will also provide corporate support services for the new entity for one year with an option for one additional year. In accordance with SFAS 144, we have classified the results of Macaroni Grill in continuing operations for fiscal 2008 and prior years as we will have significant continuing involvement in the operations of Macaroni Grill after the sale. The transaction is expected to close in the second quarter of fiscal 2009 subject to customary closing conditions.

        During fiscal 2008, we recorded impairment charges of $152.7 million to write-down the net assets of Macaroni Grill to their estimated fair value less costs to sell at June 25, 2008, which has been included in other gains and charges in the consolidated statements of income. The assets to be sold totaled approximately $134.1 million and consisted primarily of property and equipment of $113.6 million. The associated liabilities totaled approximately $17.7 million and consisted primarily of straight-line rent accruals of $13.2 million.

3.    RESTAURANT ACQUISITIONS, DISPOSITIONS AND EQUITY METHOD INVESTMENTS

        In November 2007, we entered into an agreement with CMR, S.A.B. de C.V. for a joint venture investment in a new corporation to develop 50 Chili's and Maggiano's restaurants in Mexico. In fiscal 2008, we made an $8.7 million capital contribution to the joint venture. We account for the investment under the equity method of accounting and record our share of the net income or loss of the investee within operating income since the operations of the joint venture are similar to our ongoing operations. For the year ended June 25, 2008, this amount has been included in restaurant expense in our consolidated statements of income due to the immaterial nature. At June 25, 2008, eight Chili's restaurants were operating in the joint venture.

        In May 2007, we entered into an agreement with ERJ Dining IV, LLC to sell 76 company-owned Chili's restaurants for approximately $121.9 million. The assets and liabilities associated with these restaurants were classified as held for sale in the consolidated balance sheet for the fiscal year ended June 27, 2007. The sale was completed in November 2007 and we recorded a gain of $29.7 million in other gains and charges in the consolidated statements of income. The net assets sold totaled approximately $88.2 million and consisted primarily of property and equipment of $86.4 million and goodwill of $2.7 million.

        In January 2007, we entered into an agreement with Pepper Dining, Inc. to sell 95 company-owned Chili's restaurants for approximately $155.0 million. The sale was completed in June 2007 and we recorded a gain of $17.1 million in other gains and charges in the consolidated statements of income. The net assets sold totaled approximately $127.9 million and consisted primarily of property and equipment of $126.1 million and goodwill of $3.9 million.

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.    DISCONTINUED OPERATIONS

        In September 2005, we entered into an agreement to sell Corner Bakery. The decision to sell the brand was a result of our continued focus on maximizing returns on investment. The sale of the brand was completed in February 2006. There was no operating activity during fiscal 2008 or fiscal 2007 related to Corner Bakery. We have reported the results of operations of Corner Bakery as discontinued operations which consist of the following (in thousands):

2006
Revenues	$108,932

Income before provision for income taxes from discontinued operations	$13,061
Provision for income taxes	4,911

Net income from discontinued operations	8,150
Loss on sale of Corner Bakery, net of taxes(1)	(9,705)

Loss from discontinued operations	$(1,555)

    (1)
    The sale of Corner Bakery resulted in a taxable gain due to $11.0 million of goodwill not being deductible for tax purposes. The $9.7 million loss includes tax expense totaling $784,000.

5.    OTHER GAINS AND CHARGES

	2008	2007	2006
Gains on the sale of restaurants (see Note 3)	$(29,684)	$(19,116)	$(15,940)
Macaroni Grill fair value impairment (see Note 2)	152,692	—	—
Restaurant closures and impairments	58,504	12,854	3,051
Development-related costs	13,223	—	—
Severance and other benefits	6,735	—	—
Other gains and charges, net	2,480	(2,737)	(4,373)

	$203,950	$(8,999)	$(17,262)

        In fiscal 2008, we recorded $58.5 million in charges primarily related to long-lived asset impairments. The charges include $39.8 million of long-lived asset impairments and $9.3 million in lease obligation charges resulting from the decision to close or decline lease renewals for 61 restaurants including 20 Chili's, 12 On The Border, and 29 Macaroni Grill restaurants. The decision to close the restaurants and decline lease renewals was based on a comprehensive analysis that examined restaurants not performing at required levels of return. Also included is a $7.5 million impairment charge related to two restaurants which were impaired based on an analysis of projected operating performance and operating cash flows and a $1.9 million charge related to the decrease in the estimated sales value of land associated with previously closed restaurants.

        In fiscal 2008, we also made the decision to reduce future domestic company-owned restaurant development as well as discontinue certain projects that do not align with our strategic goals. As a result, we evaluated our infrastructure needed to support this evolving business model, which resulted in the restructuring of our Restaurant Support Center and the elimination of certain administrative positions. In

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.    OTHER GAINS AND CHARGES (Continued)

connection with these actions, we incurred $13.2 million in charges related to asset write-offs for sites under development and other discontinued projects. In addition, we incurred approximately $6.7 million in severance, vacation and other benefits, net of income related to the forfeiture of stock-based compensation awards.

        In fiscal 2007, we recorded a $12.9 million charge for long-lived asset impairments resulting from the decision to close 13 restaurants, including nine Macaroni Grill, three On The Border, and one Chili's restaurants. The decision to close the restaurants was based on a comprehensive analysis that examined restaurants not meeting minimum return on investment thresholds and certain other operating performance criteria. The $12.9 million charge consists of long-lived asset impairments totaling $10.7 million and a $2.2 million charge primarily related to remaining lease obligations associated with the closed restaurants.

6.    PREPAID EXPENSES AND OTHER

        Prepaid expenses and other consist of the following (in thousands):

	2008	2007
Prepaid opening supplies	$41,247	$38,795
Restricted cash (see Note 1)	34,435	—
Other	30,790	31,720

	$106,472	$70,515

7.    GOODWILL

        The changes in the carrying amount of goodwill for the fiscal years ended June 25, 2008 and June 27, 2007 are as follows (in thousands):

	2008	2007
Balance at beginning of year	$138,876	$139,500
Goodwill arising from acquisitions	1,357	—
Other	138	(624)

Balance at end of year	$140,371	$138,876

8.    ACCRUED AND OTHER LIABILITIES

        Accrued liabilities consist of the following (in thousands):

	2008	2007
Payroll	$94,389	$107,629
Gift cards	85,897	83,105
Property tax	32,996	31,976
Insurance	32,512	31,091
Sales tax	30,433	31,002
Other	55,716	45,228

	$331,943	$330,031

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.    ACCRUED AND OTHER LIABILITIES (Continued)

        Other liabilities consist of the following (in thousands):

	2008	2007
Straight-line rent	$57,584	$58,887
Insurance	43,146	37,129
Landlord contributions	30,907	31,049
Unrecognized tax benefits (see Note 9)	23,701	—
Other	14,922	15,485

	$170,260	$142,550

9.    INCOME TAXES

        The provision for income taxes from continuing operations consists of the following (in thousands):

	2008	2007	2006
Current income tax expense:
Federal	$59,500	$94,418	$98,267
State	10,959	13,259	12,170
Foreign	1,808	1,431	1,391

Total current income tax expense	72,267	109,108	111,828

Deferred income tax benefit:
Federal	(62,646)	(18,756)	(18,638)
State	(6,489)	(1,931)	(1,742)

Total deferred income tax benefit	(69,135)	(20,687)	(20,380)

	$3,132	$88,421	$91,448

        A reconciliation between the reported provision for income taxes from continuing operations and the amount computed by applying the statutory Federal income tax rate of 35% to income before provision for income taxes is as follows (in thousands):

	2008	2007	2006
Income tax expense at statutory rate	$19,197	$111,465	$106,889
FICA tax credit	(23,835)	(23,307)	(22,774)
State income taxes, net of Federal benefit	2,902	7,363	6,778
Tax settlements	—	(6,790)	(5,529)
Stock-based compensation	(289)	576	4,077
Other	5,157	(886)	2,007

	$3,132	$88,421	$91,448

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.    INCOME TAXES (Continued)

        The income tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities as of June 25, 2008 and June 27, 2007 are as follows (in thousands):

	2008	2007
Deferred income tax assets:
Leasing transactions	$43,740	$43,884
Stock-based compensation	19,601	14,636
Restructure charges and impairments	54,681	4,284
Insurance reserves	4,590	3,967
Employee benefit plans	2,019	2,235
Other, net	21,385	17,616

Total deferred income tax assets	146,016	86,622

Deferred income tax liabilities:
Prepaid expenses	19,810	20,408
Goodwill and other amortization	15,768	14,324
Depreciation and capitalized interest on property and equipment	5,969	18,530
Captive insurance	2,998	6,397
Other, net	6,716	6,085

Total deferred income tax liabilities	51,261	65,744

Net deferred income tax asset	$94,755	$20,878

        As a result of the adoption of FIN 48 we recognized an $847,000 decrease in the liability for unrecognized tax benefits, net of the federal deferred tax benefit, with a corresponding increase to retained earnings. A reconciliation of the 2008 beginning and ending amount of unrecognized tax benefits is a follows:

(in thousands)
Balance at June 28, 2007	$23,193
Additions based on tax positions related to fiscal 2008	5,587
Additions based on tax positions related to prior years	57
Settlements with tax authorities	(1,081)
Expiration of statute of limitations	(617)

Balance at June 25, 2008	$27,139

        The total amount of unrecognized tax benefits as of June 25, 2008 was $27.1 million ($19.9 million of which would favorably affect the effective tax rate if resolved in our favor due to the effect of deferred tax benefits). During the next twelve months, we anticipate that it is reasonably possible that the amount of unrecognized tax benefits could be reduced by approximately $3.3 million ($2.3 million of which would affect the effective tax rate due to the effect of deferred tax benefits) either because our tax position will be sustained upon audit or as a result of the expiration of the statute of limitations for specific jurisdictions.

        We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. During 2008 we recognized approximately $1.3 million in interest. As of June 25, 2008, we had $5.3 million ($3.8 million net of a $1.5 million Federal deferred tax benefit) of interest and penalties

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.    INCOME TAXES (Continued)

accrued, compared to $4.3 million ($3.3 million net of a $1.0 million federal deferred tax benefit) at June 28, 2007.

10.    DEBT

        Long-term debt consists of the following (in thousands):

	2008	2007
Term loan	$400,000	$—
Credit facilities	158,000	481,498
5.75% notes	299,070	298,913
Capital lease obligations (see Note 11)	46,507	48,268

	903,577	828,679
Less current installments	(1,973)	(1,761)

	$901,604	$826,918

        In October 2007, we entered into a three-year term loan agreement for $400 million and terminated a one-year unsecured committed credit facility of $400 million. The term loan proceeds were used to pay off all outstanding amounts under the one-year unsecured committed credit facility. The term loan bears interest at LIBOR plus an applicable margin, which is a function of our credit rating at such time, but is subject to a maximum of LIBOR plus 1.5% and expires in October 2010. At June 25, 2008, $400.0 million was outstanding and, based on our current credit rating, we are paying interest at a rate of LIBOR plus 0.65% (3.13%).

        We have credit facilities aggregating $550.0 million at June 25, 2008. A revolving credit facility of $300.0 million bears interest at LIBOR plus 0.75% (3.23% as of June 25, 2008) with a maximum rate of LIBOR plus 1.5% and expires in October 2009. At June 25, 2008, no balance was outstanding under this facility. In August 2007, we extended the $50.0 million uncommitted credit facility through August 2008. In September 2007, we increased the $50.0 million uncommitted credit facility to $100.0 million and extended the expiration date to September 2008. The uncommitted credit facility of $100.0 million bears interest at LIBOR plus 0.23% (2.71% as of June 25, 2008). At June 25, 2008, $100.0 million was outstanding under this facility. The remaining credit facility of $150.0 million is an uncommitted obligation giving the lender an option not to extend funding and bears interest based upon a negotiated rate (federal funds rate plus 0.84% or 2.90% as of June 25, 2008). Our current borrowing capacity under this credit facility as of June 25, 2008 was $150.0 million based on our current credit rating. At June 25, 2008, $58.0 million was outstanding under this facility.

        Unused credit facilities available to us totaled $392.0 million at June 25, 2008. Obligations under our credit facilities, which require short-term repayments, have been classified as long-term debt, reflecting our intent and ability to refinance these borrowings through other existing credit facilities.

        In December 2007, we terminated a $10.0 million revolving credit facility which was set to expire in July 2011 and paid off the outstanding balance of $3.6 million.

        In May 2004, we issued $300.0 million of 5.75% notes and received proceeds totaling approximately $298.4 million prior to debt issuance costs. The Notes require semi-annual interest payments and mature in June 2014.

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.    DEBT (Continued)

        Our debt agreements contain various financial covenants that, among other things, require the maintenance of certain leverage and fixed charge coverage ratios. We are currently in compliance with all financial covenants.

        Excluding capital lease obligations (see Note 11) our long-term debt maturities for the five years following June 25, 2008 are as follows (in thousands):

Fiscal Year
2009	$158,000
2010	—
2011	400,000
2012	—
2013	—
Thereafter	299,070

$857,070

11.    LEASES

(a)    Capital Leases

        We lease certain buildings under capital leases. The asset value of $32.6 million at June 25, 2008 and June 27, 2007, and the related accumulated amortization of $9.1 million and $7.4 million at June 25, 2008 and June 27, 2007, respectively, are included in property and equipment. Amortization of assets under capital leases is included in depreciation and amortization expense.

(b)    Operating Leases

        We lease restaurant facilities, office space, and certain equipment under operating leases having terms expiring at various dates through fiscal 2093. The restaurant leases have renewal clauses of 1 to 35 years at our option and, in some cases, have provisions for contingent rent based upon a percentage of sales in excess of specified levels, as defined in the leases. Rent expense for fiscal 2008, 2007, and 2006 was $145.6 million, $149.1 million, and $135.6 million, respectively. Contingent rent included in rent expense for fiscal 2008, 2007, and 2006 was $9.0 million, $10.9 million, and $12.7 million, respectively.

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.    LEASES (Continued)

(c)    Commitments

        As of June 25, 2008, future minimum lease payments on capital and operating leases were as follows (in thousands):

Fiscal Year	Capital Leases	Operating Leases
2009	$4,948	$121,864
2010	5,040	114,076
2011	5,134	106,310
2012	5,244	96,882
2013	5,342	85,927
Thereafter	44,503	345,586

Total minimum lease payments	70,211	$870,645

Imputed interest (average rate of 7%)	(23,704)

Present value of minimum lease payments	46,507
Less current installments	(1,973)

	$44,534

        As of June 25, 2008, we had entered into other lease agreements for restaurant facilities currently under construction or yet to be constructed. Classification of these leases as capital or operating has not been determined as construction of the leased properties has not been completed.

12.    STOCK-BASED COMPENSATION

        In November 2005, our shareholders approved the Performance Share Plan, the Restricted Stock Unit Plan, and amendments to the 1998 Stock Option and Incentive Plan and the 1999 Stock Option and Incentive Plan for Non-Employee Directors and Consultants (collectively, the "Plans"), authorizing the issuance of up to 33.3 million shares of our common stock to employees and non-employee directors and consultants. The Plans provide for grants of options to purchase our common stock, restricted stock, restricted stock units, performance shares and stock appreciation rights.

(a)    Stock Options

        Expense related to stock options issued to eligible employees under the Plans is recognized using a graded-vesting schedule over the vesting period. For options granted after the adoption of SFAS 123R on June 30, 2005, expense is recognized to the date on which retirement eligibility is achieved, if shorter than the vesting period. Stock options generally vest over a period of 1 to 4 years and have contractual terms to exercise of 8 to 10 years. Full or partial vesting of awards may occur upon a change in control (as defined in the Plans), or upon an employee's death, disability or involuntary termination.

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.    STOCK-BASED COMPENSATION (Continued)

        Transactions during fiscal 2008 were as follows (in thousands, except option prices):

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Options outstanding at June 27, 2007	7,588	$21.34
Granted	651	28.26
Exercised	(274)	19.25
Forfeited	(351)	24.40

Options outstanding at June 25, 2008	7,614	$21.86	5.16	$(17,062)

Options exercisable at June 25, 2008	6,315	$20.85	4.90	$(7,758)

        At June 25, 2008, unrecognized compensation expense related to stock options totaled approximately $2.1 million and will be recognized over a weighted average period of 2.6 years. The intrinsic value of options exercised totaled approximately $1.5 million, $38.8 million and $23.3 million during fiscal 2008, 2007 and 2006, respectively.

(b)    Restricted Share Awards

        Restricted share awards consist of performance shares, restricted stock and restricted stock units. Performance shares and most restricted stock units issued to eligible employees under the Plans generally vest in full on the third anniversary of the date of grant, while restricted stock units issued to eligible employees under our career equity plan generally vest upon each employee's retirement from the Company. Expense is recognized ratably over the vesting period, or to the date on which retirement eligibility is achieved, if shorter. Restricted stock and restricted stock units issued to eligible employees under our long-term incentive plans generally vest one-third per year beginning on the first or third anniversary of the date of grant. Restricted stock and restricted stock units issued to non-employee directors under the Plans vest in full on the fourth anniversary of the date of grant and are expensed when granted. Full or partial vesting of awards may occur upon a change in control (as defined in the Plans), or upon an employee's death, disability or involuntary termination.

        Transactions during fiscal 2008 were as follows (in thousands, except fair values):

	Number of Restricted Share Awards	Weighted Average Fair Value Per Award
Restricted share awards outstanding at June 27, 2007	2,387	$22.22
Granted	892	24.76
Vested	(115)	25.43
Forfeited	(410)	22.12

Restricted share awards outstanding at June 25, 2008	2,754	$22.92

        At June 25, 2008, unrecognized compensation expense related to restricted share awards totaled approximately $16.4 million and will be recognized over a weighted average period of 2.1 years. The fair value of shares that vested during fiscal 2008, 2007, and 2006 totaled approximately $3.2 million, $1.8 million and $3.0 million, respectively.

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.    SAVINGS PLANS

        We sponsor a qualified defined contribution retirement plan ("Plan I") covering all employees who have attained the age of twenty-one and have completed one year and 1,000 hours of service. Plan I allows eligible employees to contribute, subject to IRS limitations on total annual contributions, up to 50% of their base compensation and 100% of their eligible bonuses, as defined in the plan, to various investment funds. We match in cash at a rate of 100% of the first 3% an employee contributes and 50% of the next 2% the employee contributes with immediate vesting. In fiscal 2008, 2007, and 2006, we contributed approximately $8.9 million, $8.2 million, and $3.5 million, respectively.

        We also sponsor a non-qualified defined contribution plan covering a select group of highly compensated employees, as defined in the plan. Eligible employees are allowed to defer receipt of up to 50% of their base compensation, as defined in the plan. There is no company match, but employee contributions earn interest based on a rate determined and announced in November prior to the start of the plan year. Employee contributions and earnings thereon vest immediately. A Rabbi Trust is used to fund obligations of the non-qualified plan. The market value of the trust assets is included in other assets and the liability to plan participants is included in other liabilities.

14.    SUPPLEMENTAL CASH FLOW INFORMATION

        Cash paid for interest and income taxes is as follows (in thousands):

	2008	2007	2006
Income taxes, net of refunds	$62,260	$100,593	$115,877
Interest, net of amounts capitalized	48,919	26,167	22,319

        Non-cash investing and financing activities are as follows (in thousands):

	2008	2007	2006
Retirement of fully depreciated assets	$21,778	$40,133	$49,488
Net decrease in fair value of interest rate swaps	—	—	(12,101)

15.    CONTINGENCIES

        As of June 25, 2008, we guaranteed lease payments totaling $154.0 million as a result of the sale of certain brands and the sale of restaurants to franchisees. This amount represents the maximum potential liability of future payments under the guarantees. These leases have been assigned to the buyers and expire at the end of the respective lease terms, which range from fiscal 2009 through fiscal 2023. We remain secondarily liable for the leases. In the event of default, the indemnity and default clauses in our assignment agreements govern our ability to pursue and recover damages incurred. No material liabilities have been recorded as of June 25, 2008.

        Certain current and former hourly restaurant employees filed a lawsuit against us in California Superior Court alleging violations of California labor laws with respect to meal and rest breaks. The lawsuit seeks penalties and attorney's fees and was certified as a class action in July 2006. On July 22, 2008, the California Court of Appeal decertified the class action on all claims with prejudice. We cannot anticipate what actions the plaintiff will take in response to this ruling, but we intend to vigorously defend our position. It is not possible at this time to reasonably estimate the possible loss or range of loss, if any.

        We are engaged in various other legal proceedings and have certain unresolved claims pending. The ultimate liability, if any, for the aggregate amounts claimed cannot be determined at this time. However,

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.    CONTINGENCIES (Continued)

management, based upon consultation with legal counsel, is of the opinion that there are no matters pending or threatened which are expected to have a material adverse effect, individually or in the aggregate, on our consolidated financial condition or results of operations.

16.    QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

        The following table summarizes the unaudited consolidated quarterly results of operations for fiscal 2008 and 2007 (in thousands, except per share amounts):

	Fiscal Year 2008 Quarters Ended
	Sept. 26	Dec. 26	March 26	June 25
Revenues	$1,054,686	$1,029,785	$1,077,183	$1,073,569
Income (loss) before provision for income taxes	$52,863	$78,106	$(70,158)	$(5,957)
Income (loss) from continuing operations	$37,600	$54,480	$(38,818)	$(1,540)
Basic net income (loss) per share from continuing operations	$0.35	$0.53	$(0.38)	$(0.02)
Diluted net income (loss) per share from continuing operations	$0.34	$0.52	$(0.38)	$(0.02)
Basic weighted average shares outstanding	106,464	103,498	101,175	101,267
Diluted weighted average shares outstanding	109,155	105,339	102,377	102,717

	Fiscal Year 2007 Quarters Ended
	Sept. 27	Dec. 27	March 28	June 27
Revenues	$1,039,935	$1,070,587	$1,123,428	$1,142,954
Income before provision for income taxes	$69,953	$64,357	$77,327	$106,833
Income from continuing operations	$47,639	$44,192	$54,571	$83,647
Basic net income per share from continuing operations	$0.38	$0.36	$0.45	$0.73
Diluted net income per share from continuing operations	$0.38	$0.35	$0.43	$0.71
Basic weighted average shares outstanding	124,280	123,451	122,019	114,606
Diluted weighted average shares outstanding	126,098	126,641	125,712	118,032

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Brinker International, Inc.:

        We have audited the accompanying consolidated balance sheets of Brinker International Inc. and subsidiaries ("the Company") as of June 25, 2008 and June 27, 2007, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended June 25, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brinker International, Inc. and subsidiaries as of June 25, 2008 and June 27, 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended June 25, 2008, in conformity with U.S. generally accepted accounting principles.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 25, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 22, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

        As discussed in Note 1 of the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 123R (revised 2004), "Share-Based Payment" in fiscal year 2006. Also as discussed in Note 1 of the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" in fiscal year 2008.

KPMG LLP
Dallas, Texas August 22, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Brinker International, Inc.:

        We have audited Brinker International, Inc.'s internal control over financial reporting as of June 25, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

        In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 25, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Brinker International, Inc. and subsidiaries as of June 25, 2008 and June 27, 2007, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended June 25, 2008, and our report dated August 22, 2008 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP
Dallas, Texas August 22, 2008

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

        We maintain a system of internal controls over financial reporting designed to provide reasonable assurance of the reliability of the consolidated financial statements. Our internal audit function monitors and reports on the adequacy of the compliance with the internal control system and appropriate actions are taken to address significant control deficiencies and other opportunities for improving the system as they are identified. The Audit Committee of the Board of Directors, which is comprised solely of outside directors, provides oversight to the financial reporting process through periodic meetings with our independent auditors, internal auditors, and management. Both our independent auditors and internal auditors have free access to the Audit Committee. Although no cost-effective internal control system will preclude all errors and irregularities, we believe our controls as of and for the year ended June 25, 2008 provide reasonable assurance that the consolidated financial statements are reliable.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

        Management is responsible for establishing and maintaining adequate internal control over financial reporting. We have assessed the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, we concluded that our internal control over financial reporting was effective as of June 25, 2008.

        Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

        The effectiveness of our internal control over financial reporting as of June 25, 2008 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its attestation report which is included herein.

DOUGLAS H. BROOKS
President and Chief Executive Officer

CHARLES M. SONSTEBY
Executive Vice President and Chief Financial Officer

QuickLinks

  EXHIBIT 13
BRINKER INTERNATIONAL, INC. SELECTED FINANCIAL DATA (In thousands, except per share amounts and number of restaurants)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BRINKER INTERNATIONAL, INC. CONSOLIDATED STATEMENTS OF INCOME (In thousands, except per share amounts)
BRINKER INTERNATIONAL, INC. CONSOLIDATED BALANCE SHEETS (In thousands, except share and per share amounts)
BRINKER INTERNATIONAL, INC. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (In thousands)
BRINKER INTERNATIONAL, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)
BRINKER INTERNATIONAL, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
MANAGEMENT'S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING