Form 10-K, Exhibit 13
period 2009-06-24
BRINKER INTERNATIONAL INC
filed 2009-08-24
CIK 703351

QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 13

BRINKER INTERNATIONAL, INC.

SELECTED FINANCIAL DATA

(In thousands, except per share amounts and number of restaurants)

	Fiscal Years
	2009	2008	2007	2006	2005
Income Statement Data:
Revenues	$3,620,580	$4,235,223	$4,376,904	$4,151,291	$3,749,539

Operating Costs and Expenses:
Cost of sales	1,010,515	1,200,763	1,222,198	1,160,931	1,059,822
Restaurant expenses	2,050,653	2,397,908	2,435,866	2,283,737	2,085,529
Depreciation and amortization	161,800	165,229	189,162	190,206	179,908
General and administrative	152,591	170,703	194,349	207,080	153,116
Other gains and charges	134,787	203,950	(8,999)	(17,262)	52,779

Total operating costs and expenses	3,510,346	4,138,553	4,032,576	3,824,692	3,531,154

Operating income	110,234	96,670	344,328	326,599	218,385
Interest expense	33,330	45,862	30,929	22,857	25,260
Other, net	(9,834)	(4,046)	(5,071)	(1,656)	1,526

Income before provision for income taxes	86,738	54,854	318,470	305,398	191,599
Provision for income taxes	7,572	3,132	88,421	91,448	33,143

Income from continuing operations	79,166	51,722	230,049	213,950	158,456
(Loss) income from discontinued operations, net of taxes	—	—	—	(1,555)	1,763

Net income	$79,166	$51,722	$230,049	$212,395	$160,219

Basic net income per share:
Income from continuing operations	$0.78	$0.50	$1.90	$1.66	$1.19

(Loss) income from discontinued operations	$—	$—	$—	$(0.01)	$0.02

Net income per share	$0.78	$0.50	$1.90	$1.65	$1.21

Diluted net income per share:
Income from continuing operations	$0.77	$0.49	$1.85	$1.63	$1.14

(Loss) income from discontinued operations	$—	$—	$—	$(0.01)	$0.01

Net income per share	$0.77	$0.49	$1.85	$1.62	$1.15

Basic weighted average shares outstanding	101,852	103,101	121,062	128,766	132,795

Diluted weighted average shares outstanding	102,713	104,897	124,116	130,934	141,344

Balance Sheet Data:
Working capital (deficit)(a)	$(39,667)	$(70,801)	$111,706	$246,649	$375,283
Total assets	1,948,947	2,193,122	2,318,021	2,221,779	2,156,124
Long-term obligations(a)	893,141	1,071,209	969,468	629,600	607,208
Shareholders' equity	646,924	595,089	805,089	1,075,832	1,100,282
Cash dividends per share	$0.44	$0.42	$0.34	$0.20	$—
Number of Restaurants Open (End of Period):
Company-operated	1,024	1,265	1,312	1,290	1,268
Franchised/Joint venture	665	623	489	332	320

Total	1,689	1,888	1,801	1,622	1,588

(a)
Prior year amounts have been updated to conform with fiscal 2009 presentation.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help you understand our company, our operations, and our current operating environment. For an understanding of the significant factors that influenced our performance during the past three fiscal years, the MD&A should be read in conjunction with the consolidated financial statements and related notes included in this annual report. Our MD&A consists of the following sections:

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

OVERVIEW

        We are principally engaged in the ownership, operation, development, and franchising of the Chili's Grill & Bar ("Chili's"), On The Border Mexican Grill & Cantina ("On The Border") and Maggiano's Little Italy ("Maggiano's") restaurant brands. At June 24, 2009, we owned, operated, or franchised 1,689 restaurants. We sold Romano's Macaroni Grill ("Macaroni Grill") to Mac Acquisition LLC ("Mac Acquisition"), an affiliate of San Francisco-based Golden Gate Capital, in December 2008 and purchased an 18.2% ownership interest in the new entity.

        Fiscal 2009 was another challenging year for us and the casual dining industry. The economic environment significantly impacted our results; however, we are committed to strengthening our business model and improving profitability despite the significant challenges we currently face. We are focused on initiatives that will allow our business to operate as efficiently as possible and will allow us to maintain our position as an industry leader. We believe that the significant downturn in the economy, including financial market volatility, unemployment and the housing crisis will continue to negatively impact consumer confidence and put pressure on spending. Our negative traffic trends indicate that our guests are limiting discretionary spending by reducing the frequency of their visits to our restaurants or scaling back on check totals. We also experienced a decline in gift card sales of approximately 15% during the holiday season compared to the prior year which negatively impacted fiscal 2009 revenue. We will continually evaluate how we manage the business and make necessary changes in response to competition and the economic factors affecting the restaurant industry.

        Our goal is to take actions that will enable us to emerge from this recession in a position of strength with a strong balance sheet and improved operating profit. We are exhibiting discipline in our capital allocation and are taking steps to create sustainable margin improvements through cost controls and operational efficiencies. These steps will help maintain the health of our balance sheet and will provide the stable financial base needed to maintain our business through a depressed operating environment. We are driving profit improvements through a disciplined approach to operations, company-owned new restaurant development and the closure of underperforming restaurants. Effective management of food costs and a focus on labor productivity and reducing fixed costs is helping us gain sustainable margin improvements. Our emphasis on the operations of our existing restaurants has resulted in lower turnover which has positively impacted labor cost and efficiency. Additionally, generating strong cash flows has long been one of our hallmarks and we have taken steps to solidify our cash flows to provide the necessary flexibility to address current challenges and help drive the business forward. We have completed the closure of underperforming restaurants in fiscal 2009 and reduced our fiscal 2009 capital expenditures by approximately $90 million from our initial plan. Virtually all company-owned domestic new restaurant development in fiscal 2010 has been curtailed; however, we will continue development under our international joint venture arrangements. Enhanced free cash flows resulting from our financial discipline and proceeds from the sale of Macaroni Grill have allowed us to reduce our debt levels and will provide flexibility for further debt reductions.

        We are committed to our long term strategies and initiatives centered on our five areas of focus—hospitality; food and beverage excellence; restaurant atmosphere; pace and convenience; and international expansion. These strategic priorities are designed to strengthen our brands and build on the long-term health of the company by engaging and delighting our guests, differentiating our brands from the competition, reducing the costs associated with managing our restaurants and establishing a strong presence in key markets around the world. However, we will monitor the results closely as well as the current business environment in order to pace the implementation of our initiatives appropriately.

        We strongly believe investments in these five strategic priorities will strengthen our brands and allow us to improve our competitive position and deliver profitable growth over the long term for our shareholders. For example, we believe that the unique and delicious food and signature drinks; the new flavors and offerings we continue to create at each of our brands; and the warm, welcoming and revitalized atmospheres will give our guests new reasons to dine with us more often. Another top area of focus remains creating a culture of hospitality that will differentiate our brands from all others in the industry. Through our investments in team member training and guest measurement programs, we are gaining traction in this area and providing guests a reason to make our brands their preferred choice when dining out. We have recently combined the Chili's and On the Border leadership teams. This change was made to streamline decision making, enhance sharing of best practices and leverage our talent across the portfolio. We believe this structure will enhance our focus on actions that will improve the guest experience. And, with growing economic pressures in the United States and globally, international expansion allows further diversification of our portfolio, enabling us to build strength in a variety of markets and economic conditions. Our growth will be driven by cultivating relationships with franchisees and joint venture partners. Our growing percentage of franchise operations both domestically and internationally enable us to improve margins as royalty payments impact the bottom line.

        The casual dining industry is a competitive business which is sensitive to changes in economic conditions, trends in lifestyles and fluctuating costs. Our top priority remains increasing profitable traffic over time. We believe that this focus, combined with discipline around the use of capital and efficient management of operating expenses, will enable us to maintain our position as an industry leader. We remain confident in the financial health of our company, the long-term prospects of the industry as well as in our ability to perform effectively in a competitive marketplace and a variety of economic environments.

RESULTS OF OPERATIONS FOR FISCAL YEARS 2009, 2008, AND 2007

        The following table sets forth income and expense items as a percentage of total revenues for the periods indicated:

	Percentage of Total Revenues Fiscal Years
	2009	2008	2007
Revenues	100.0%	100.0%	100.0%

Operating Costs and Expenses:
Cost of sales	27.9%	28.4%	27.9%
Restaurant expenses	56.7%	56.6%	55.7%
Depreciation and amortization	4.5%	3.9%	4.3%
General and administrative	4.2%	4.0%	4.4%
Other gains and charges	3.7%	4.8%	(0.2)%

Total operating costs and expenses	97.0%	97.7%	92.1%

Operating income	3.0%	2.3%	7.9%
Interest expense	0.9%	1.1%	0.7%
Other, net	(0.3)%	(0.1)%	(0.1)%

Income before provision for income taxes	2.4%	1.3%	7.3%
Provision for income taxes	0.2%	0.1%	2.0%

Net income	2.2%	1.2%	5.3%

REVENUES

        Revenues for fiscal 2009 decreased to $3,620.6 million, a 14.5% decrease from the $4,235.2 million generated for fiscal 2008. The decrease in revenue was primarily attributable to net declines in capacity at company-owned restaurants as well as a decrease in comparable restaurant sales across all brands as follows:

	Fiscal Year Ended June 24, 2009
	Capacity	Price Increase	Mix Shift	Comparable Sales
Brinker International	(10.7)%	3.0%	(1.0)%	(6.0)%
Chili's	(1.6)%	3.2%	(0.8)%	(5.6)%
On The Border	(5.1)%	3.4%	(1.4)%	(4.4)%
Maggiano's	3.7%	1.5%	(2.2)%	(7.3)%
Macaroni Grill(1)	(14.6)%	2.8%	(1.1)%	(9.8)%

(1)
Macaroni Grill capacity and comparable restaurant sales for the fiscal year ended June 24, 2009 includes the impact through the sale date of December 18, 2008.

        Our capacity decreased 10.7% in fiscal 2009 (as measured by average-weighted sales weeks). The reduction in capacity was primarily due to the sale of 198 restaurants (189 of which were Macaroni Grills) and 55 restaurant closures (five of which were Macaroni Grills) during fiscal 2009, partially offset by the development of new company-owned restaurants. Including the impact of the sale of Macaroni Grill and other restaurant sales to franchisees, we experienced a net decrease of 241 company-owned restaurants since June 25, 2008.

        Comparable restaurant sales decreased 6.0% in fiscal 2009 compared to fiscal 2008. The decrease in comparable restaurant sales resulted from a decline in guest traffic and unfavorable product mix shifts across all brands, partially offset by an increase in menu prices across all brands.

        Revenues for fiscal 2008 decreased to $4,235.2 million, a 3.2% decrease from the $4,376.9 million generated for fiscal 2007. The decrease in revenue was primarily attributable to net declines in capacity at company-owned restaurants as well as a decrease in comparable restaurant sales as follows:

	Fiscal Year Ended June 25, 2008
	Capacity	Price Increase	Mix Shift	Comparable Sales
Brinker International	(4.3)%	2.9%	0.5%	(0.5)%
Chili's	(5.9)%	3.1%	0.8%	0.8%
On The Border	5.5%	2.5%	(0.2)%	(3.3)%
Maggiano's	6.4%	2.8%	(1.9)%	0.4%
Macaroni Grill	(4.8)%	2.2%	1.1%	(4.4)%

        Our capacity decreased 4.3% in fiscal 2008 primarily due to the sale of 95 Chili's restaurants to Pepper Dining, Inc. on June 27, 2007 as well as the sale of 76 Chili's restaurants to ERJ Dining IV, LLC during fiscal 2008. The reduction in capacity was also due to 44 restaurant closures (27 of which were Macaroni Grills) during fiscal 2008, partially offset by the development of new company-owned restaurants. Including the impact of restaurant sales to franchisees, we experienced a net decrease of 47 company-owned restaurants since June 27, 2007.

        Comparable restaurant sales decreased 0.5% in fiscal 2008 compared to fiscal 2007. The decrease in comparable restaurant sales resulted from a decline in guest traffic across all brands and unfavorable product mix shifts at On The Border and Maggiano's. These decreases were partially offset by an increase in menu prices at all brands and favorable mix shifts at Chili's and Macaroni Grill.

COSTS AND EXPENSES

        Cost of sales, as a percent of revenues, decreased 0.5% in fiscal 2009. Cost of sales was favorably impacted by decreased commodity usage from efforts to reduce waste, menu item changes, menu price increases and favorable product mix shifts, partially offset by unfavorable commodity price changes primarily in beef, poultry, produce and cooking oils. Cost of sales, as a percent of revenues, increased 0.5% in fiscal 2008 primarily due to increased inventory costs, partially offset by an increase in menu prices and an increase in franchise revenues. The cost increase was primarily driven by unfavorable pricing for beef, ribs, chicken, and dairy products. The increase was also due to unfavorable product mix shifts related to new menu items.

        Restaurant expenses, as a percent of revenues, increased 0.1% in fiscal 2009 primarily driven by sales deleverage on fixed costs, partially offset by lower restaurant opening expenses due to fewer restaurant openings and lower labor costs due to efficiency improvements. Restaurant expenses, as a percent of revenues, increased 0.9% in fiscal 2008 primarily due to minimum wage increases and higher insurance costs. The increase was partially offset by a decrease in restaurant opening expenses.

        Depreciation and amortization decreased $3.4 million in fiscal 2009. The decrease in depreciation expense was primarily driven by restaurant closures and fully depreciated assets, partially offset by an increase in depreciation due to remodel investments and the addition of new restaurants. Depreciation and amortization decreased $23.9 million in fiscal 2008. The decrease in depreciation expense was primarily due to the sale of restaurants to franchisees as well as the classification of Macaroni Grill assets as held for sale in September 2007, at which time the assets were no longer depreciated. These decreases were partially offset by the addition of new restaurants and remodel investments.

        General and administrative expenses decreased $18.1 million in fiscal 2009. The decrease was primarily due to reduced salary expense from lower headcount driven by organizational changes and the sale of Macaroni Grill, a decrease in professional fees, and income related to transitional services provided to Macaroni Grill that offset the internal cost of providing the services. The decrease was partially offset by higher annual performance based compensation expense. General and administrative expenses decreased $23.6 million in fiscal 2008. The decrease was primarily due to lower annual performance and stock-based compensation expense as well as reduced salary and team member related expenses subsequent to a corporate restructuring that eliminated certain administrative positions during fiscal 2008.

        Other gains and charges in fiscal 2009 includes a $71.2 million charge primarily related to long-lived asset impairments and lease termination charges resulting from the decision to close or decline lease renewals for 43 underperforming restaurants, including eight international restaurants, based on a comprehensive analysis that examined restaurants not performing at required levels of return. We recorded a goodwill impairment charge of $7.7 million as a result of the international restaurant closings. Additionally during fiscal 2009, we incurred a $14.3 million charge related to the impairment of long-lived assets associated with 16 underperforming restaurants based on the excess of the carrying amount of the long-lived assets over the estimated fair value. We also completed the sale of Macaroni Grill to Mac Acquisition and recorded a loss on the sale of $40.4 million. Lastly, we made some organizational changes designed to streamline decision making across our brands resulting in a $6.0 million net charge for severance and other costs. Other gains and charges in fiscal 2008 includes $155.7 million in charges related to the sale of Macaroni Grill primarily due to the write down of the brand's long-lived assets held for sale to estimated fair value less costs to sell. In addition, we made the decision to close or decline lease renewals for 61 restaurants based on a comprehensive analysis that examined restaurants not performing at required levels of return. As a result, we incurred a $51.1 million charge primarily related to the impairment of long-lived assets at these restaurants as well as lease obligation charges for the restaurants that closed in fiscal 2008. Additionally, we recorded a $7.5 million charge related to the impairment of long-lived assets associated with two underperforming restaurants based on the excess of the carrying amount of the long-lived assets over the estimated fair value. During fiscal 2008, we also made the decision to reduce future domestic company-owned restaurant development as well as discontinue certain projects that did not align with our strategic goals. As a result, we incurred a $13.2 million charge related to asset write-offs and a $7.2 million net charge for severance and other benefits. These charges were partially offset by a $29.7 million gain related to the sale of 76 company-owned Chili's restaurants to ERJ Dining IV, LLC. Other gains and charges in fiscal 2007 includes $19.1 million in gains related to the sale of company-owned restaurants to franchisees, including 95 Chili's restaurants to Pepper Dining, Inc. Also included is a $3.2 million gain related to the termination of interest rate swaps on an operating lease commitment. These gains were partially offset by a $12.9 million charge related to the impairment of long-lived assets at 13 restaurants as well as lease obligation charges for seven of the restaurants that closed during fiscal 2007.

        Interest expense decreased $12.5 million in fiscal 2009 primarily due to lower average borrowing balances on our credit facilities and lower interest rates on our debt carrying variable interest rates, partially offset by a decrease in capitalized interest due to a reduction in company-owned restaurants developed in fiscal 2009 compared to fiscal 2008. Additionally, we repurchased and retired $10.0 million of the 5.75% notes at a discount in April 2009 and recorded a $1.3 million gain on the extinguishment of debt. Interest expense increased $14.9 million in fiscal 2008 primarily due to outstanding borrowings on our $400 million three-year term loan agreement used to fund share repurchases in fiscal 2007 and for general corporate purposes. The increase was partially offset by a decrease in interest rates on our debt carrying variable interest rates.

        Other, net increased $5.8 million in fiscal 2009 primarily due to a gain from insurance proceeds. The increase was also attributed to lease income from Mac Acquisition as part of the sale agreement. Other, net decreased $1.0 million in fiscal 2008 due to the realized gains from the liquidation of our investments in mutual funds in fiscal 2007, partially offset by higher interest income on cash balances in our captive insurance company.

INCOME TAXES

        The effective income tax rate was 8.7%, 5.7% and 27.8% for fiscal 2009, 2008 and 2007, respectively. The increase in the tax rate in fiscal 2009 was primarily due to an increase in profits before taxes driven by a decrease in other gains and charges, partially offset by a decline in operating profitability and the impact of nontaxable insurance proceeds. The decrease in the tax rate in fiscal 2008 was primarily due to a decrease in profits before taxes driven by an increase in other gains and charges, partially offset by prior year favorable settlement of certain tax audits and prior year benefits from state income tax planning.

LIQUIDITY AND CAPITAL RESOURCES

        Our primary source of liquidity is cash flows generated from our restaurant operations. While our operating cash flows have decreased in the current year, we expect our ability to generate solid cash flows from operations to stabilize and remain strong into the future. Net cash provided by operating activities decreased to $274.5 million for fiscal 2009 from $361.5 million in fiscal 2008 primarily due to a decline in operating profitability as well as the timing of operational payments which was primarily due to the sale of Macaroni Grill, restaurant closures and the reduction of company-owned new restaurant development in the current year. This decrease was partially offset by the cash impact of recognizing the loss on the sale of Macaroni Grill in fiscal 2009 for tax purposes.

        Capital expenditures consist of ongoing remodel investments, new restaurants under construction, purchases of new and replacement restaurant furniture and equipment, investments in information technology infrastructure, and purchases of land for future restaurant sites. Capital expenditures were $93.6 million for fiscal 2009 compared to $270.4 million for fiscal 2008. The reduction in capital expenditures is primarily due to a decrease in company-owned restaurants developed in fiscal 2009 compared to the prior year. We estimate that our capital expenditures during fiscal 2010 will be approximately $85 million and will be funded entirely by cash from operations.

        In December 2008, we completed the sale of Macaroni Grill for cash proceeds of approximately $88.0 million and contributed $6.0 million for an 18.2% ownership interest in the new entity. In April 2009, we received a $6.0 million distribution representing substantially all of our equity investment in the entity while retaining our ownership interest.

        Excluding the impact of assets held for sale, the working capital deficit decreased to $39.7 million at June 24, 2009 from $188.2 million at June 25, 2008 primarily due to the timing of operational payments related to the sale of Macaroni Grill, restaurant closures and the reduction of company-owned new restaurant development in the current year. The decrease was also due to the retention of cash to fund operational needs and the net tax effect of impairment charges and the loss on the sale of Macaroni Grill in fiscal 2009.

        In fiscal 2009, we declared and paid quarterly dividends in the amount of $0.11 per share to common stock shareholders. Total dividends paid during fiscal 2009 were $45.4 million.

        The Board of Directors has authorized a total of $2,060.0 million in share repurchases, which has been and will be used to return capital to shareholders and to minimize the dilutive impact of stock options and other share-based awards. As of June 24, 2009, approximately $60 million was available under our share repurchase authorizations. We did not repurchase any common shares under our share repurchase plan during fiscal 2009. We have currently placed a moratorium on share repurchases but, in the future, we may consider additional share repurchases under our plan based on several factors, including our cash position, share price, operational liquidity, and planned investment and financing needs.

        As of June 25, 2008, we had credit facilities aggregating $550.0 million, consisting of a revolving credit facility of $300 million and uncommitted credit facilities of $250 million. In fiscal 2009, we completed the renewal of our revolving credit facility which was set to expire in October 2009. The new facility was reduced to $250 million, bears interest at LIBOR plus an applicable margin, which is a function of our credit rating at such time, but is subject to a maximum of LIBOR plus 3.75% and expires in February 2012. Based on our current credit rating, the revolving credit facility carries an interest rate of LIBOR plus 3.25%. The decision to downsize our total borrowing capacity under the new revolving credit facility was a result of the Macaroni Grill divestiture, reduced new company-owned restaurant development and our focus on debt repayment.

        In fiscal 2009, Standard and Poor's ("S&P") reaffirmed our debt rating of BBB- (investment grade) with a stable outlook. However, Moody's downgraded our corporate family rating to Ba1 (non-investment grade) and our senior unsecured note rating to Ba2 (non-investment grade) with a stable outlook. Under the terms and conditions of our uncommitted credit facility agreements, we had to maintain an investment grade rating with both S&P and Moody's in order to utilize the credit facilities. As a result of our split rating, our uncommitted credit facilities totaling $250 million are no longer available and the spread over LIBOR has increased since prior year-end on our term loan to LIBOR plus 0.95% at June 24, 2009. Outstanding balances on the uncommitted credit facilities were repaid in the second quarter of fiscal 2009 with funds drawn on the revolving credit facility. The balance on the revolving credit facility was paid down to zero by the end of fiscal 2009. As of June 24, 2009, we have $250 million available to us under our revolving credit facility and we are in compliance with all financial debt covenants.

        Our balance sheet is a primary focus as we have committed to reducing our leverage allowing us to retain the investment grade rating from S&P and ultimately regain our investment grade rating from Moody's. Cash payments on credit facilities and long-term debt in fiscal 2009 totaled $177.7 million. We currently plan to continue utilizing available free cash flow to pay down debt in fiscal 2010. We have also reduced capital expenditures for fiscal 2009, curtailed virtually all company-owned new restaurant development in fiscal 2010, placed a moratorium on all share repurchase activity, and kept dividends stable to ensure we maintain adequate cash flow to meet our current obligations and continue to pay down debt.

        We believe that our various sources of capital, including cash flow from operating activities and availability under our existing credit facility are adequate to finance operations as well as the repayment of current debt obligations. We are not aware of any other event or trend that would potentially affect our liquidity. In the event such a trend develops, we believe that there are sufficient funds available under our credit facility and from our internal cash generating capabilities to adequately manage our ongoing business.

        Payments due under our contractual obligations for outstanding indebtedness, purchase obligations as defined by the Securities and Exchange Commission ("SEC"), and the expiration of credit facilities as of June 24, 2009 are as follows:

	Payments Due by Period (in thousands)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt(a)	$762,628	$16,675	$423,350	$322,603	$—
Capital leases	78,887	5,039	10,363	10,758	52,727
Operating leases	723,659	108,646	199,233	163,565	252,215
Purchase obligations(b)	161,767	36,365	34,769	25,408	65,225

	Amount of Credit Facility Expiration by Period (in thousands)
	Total Commitment	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Credit facility	$250,000	$—	$250,000	$—	$—

    (a)
    Long-term debt consists of amounts owed on the three-year term loan, 5.75% notes, and accrued interest on fixed-rate obligations totaling $83.4 million. No amount was outstanding under the credit facility as of June 24, 2009.

    (b)
    A "purchase obligation" is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase obligations primarily consist of long-term obligations for the purchase of fountain beverages, energy, and telecommunication services and exclude agreements that are cancelable without significant penalty.

        In addition to the amounts shown in the table above, $27.7 million of unrecognized tax benefits have been recorded as liabilities in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). The timing and amounts of future cash payments related to the FIN 48 liabilities are uncertain.

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

Stock Based Compensation

        Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2004), "Share-Based Payment," ("SFAS 123R"), requires the measurement and recognition of compensation cost at fair value for all share-based payments, including stock options. We determine the fair value of our stock option awards using the Black-Scholes option valuation model. The Black-Scholes model requires judgmental assumptions including expected life and stock price volatility. We base our expected life assumptions on historical experience regarding option life. Stock price volatility is calculated based on historical prices and the expected life of the options. We determine the fair value of our performance shares using a Monte Carlo simulation model. The Monte Carlo method is a statistical modeling technique that requires highly judgmental assumptions regarding our future operating performance compared to our plan designated peer group in the future. The simulation is based on a probability model and market-based inputs that are used to predict future stock returns. We use the historical operating performance and correlation of stock performance to the S&P 500 composite index of us and our peer group as inputs to the simulation model. These historical returns could differ significantly in the future and as a result, the fair value assigned to the performance shares could vary significantly to the final payout. We believe the Monte Carlo simulation model provides the best evidence of fair value at the grant date and is an appropriate technique for valuing share-based awards under SFAS 123R. SFAS 123R also requires that we recognize compensation expense for only the portion of share-based awards that are expected to vest. Therefore, we apply estimated forfeiture rates that are derived from our historical forfeitures of similar awards.

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

        In the ordinary course of business, there may be many transactions and calculations where the ultimate tax outcome is uncertain. At the beginning of fiscal 2008, we adopted the provisions of FIN 48. The adoption of this standard was consistent with FASB Staff Position ("FSP") FIN 48-1, "Definition of Settlement in FASB Interpretation No. 48", that was issued in May 2007 and that provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing unrecognized tax benefits.

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

Recent Accounting Pronouncements

        In December 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," ("SFAS 157"). SFAS 157 clarifies the definition of fair value, describes methods used to appropriately measure fair value, and expands fair value disclosure requirements, but does not change existing guidance as to whether or not an instrument is carried at fair value. For financial assets and liabilities, SFAS 157 is effective for fiscal years beginning after November 15, 2007, which required that we adopt these provisions in first quarter fiscal 2009. For nonfinancial assets and liabilities, SFAS 157 is effective for fiscal years beginning after November 15, 2008, which will require us to adopt these provisions in fiscal 2010. We do not expect the adoption of SFAS 157 to have a material impact on our consolidated financial statements.

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

        In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51," ("SFAS 160"). SFAS 160 will require noncontrolling interests (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside of permanent equity. The Statement applies to the accounting for noncontrolling interests and transactions with noncontrolling interest holders in consolidated financial statements. SFAS 160 is effective for periods beginning on or after December 15, 2008, which required that we adopt these provisions beginning in the third quarter of fiscal 2009. The adoption of SFAS 160 did not have a material impact on our financial statements.

        In June 2008, the FASB issued FSP EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." FSP EITF 03-6-1 provides that unvested share-based payment awards that contain nonforfeitable rights to dividends that are paid or unpaid are participating securities and shall be included in the computation of earnings per share based on the two-class method. The two-class method is an earnings allocation method for computing earnings per share when an entity's capital structure includes either two or more classes of common stock or common stock and participating securities. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008, which will require us to adopt these provisions in fiscal 2010. We do not expect the adoption of FSP EITF 03-6-1 to have a material impact on our financial statements.

        In May 2009, the FASB issued SFAS No. 165, "Subsequent Events" ("SFAS 165") which establishes the requirements for evaluating, recording and disclosing events or transactions occurring after the balance sheet date in an entity's financial statements. SFAS 165 is effective for interim and annual periods ending after June 15, 2009, which required that we adopt these provisions beginning in the fourth quarter of fiscal 2009. The adoption of SFAS 165 did not have a material impact on our financial statements.

        In June 2009, the FASB issued SFAS No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" ("SFAS 168"). SFAS 168 provides for the FASB Accounting Standards Codification (the "Codification") to become the single official source of authoritative, nongovernmental U.S. generally accepted accounting principles ("GAAP"). The Codification did not change GAAP but reorganizes the literature. SFAS 168 is effective for interim and annual periods ending after September 15, 2009, which will require us to adopt these provisions in the first quarter of fiscal 2010.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to interest rate risk on short-term and long-term financial instruments carrying variable interest rates. The variable rate financial instruments consist of the outstanding borrowings on our term loan and revolving credit facility. At June 24, 2009, $390.0 million was outstanding under the term loan and no amount was outstanding under the revolving credit facility. The impact on our annual results of operations of a one-point interest rate change on the outstanding balance of these variable rate financial instruments as of June 24, 2009 would be approximately $3.9 million. We may from time to time utilize interest rate swaps to manage overall borrowing costs and reduce exposure to adverse fluctuations in interest rates.

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

BRINKER INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

	Fiscal Years
	2009	2008	2007
Revenues	$3,620,580	$4,235,223	$4,376,904

Operating Costs and Expenses:
Cost of sales	1,010,515	1,200,763	1,222,198
Restaurant expenses	2,050,653	2,397,908	2,435,866
Depreciation and amortization	161,800	165,229	189,162
General and administrative	152,591	170,703	194,349
Other gains and charges	134,787	203,950	(8,999)

Total operating costs and expenses	3,510,346	4,138,553	4,032,576

Operating income	110,234	96,670	344,328
Interest expense	33,330	45,862	30,929
Other, net	(9,834)	(4,046)	(5,071)

Income before provision for income taxes	86,738	54,854	318,470
Provision for income taxes	7,572	3,132	88,421

Net income	$79,166	$51,722	$230,049

Basic net income per share	$0.78	$0.50	$1.90

Diluted net income per share	$0.77	$0.49	$1.85

Basic weighted average shares outstanding	101,852	103,101	121,062

Diluted weighted average shares outstanding	102,713	104,897	124,116

Cash dividends per share	$0.44	$0.42	$0.34

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	2009	2008
ASSETS
Current Assets:
Cash and cash equivalents	$94,156	$54,714
Accounts receivable	49,509	52,304
Inventories	36,709	35,377
Prepaid expenses and other	96,436	106,183
Income taxes receivable	41,620	—
Deferred income taxes	50,785	71,595
Assets held for sale	—	135,850

Total current assets	369,215	456,023

Property and Equipment:
Land	205,483	198,554
Buildings and leasehold improvements	1,577,694	1,571,601
Furniture and equipment	648,677	665,271
Construction-in-progress	10,559	35,104

	2,442,413	2,470,530
Less accumulated depreciation and amortization	(1,042,061)	(940,815)

Net property and equipment	1,400,352	1,529,715

Other Assets:
Goodwill	130,719	140,371
Deferred income taxes	—	23,160
Other	48,661	43,853

Total other assets	179,380	207,384

Total assets	$1,948,947	$2,193,122

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Current installments of long-term debt	$1,815	$1,973
Accounts payable	121,483	168,619
Accrued liabilities	285,584	331,878
Income taxes payable	—	5,946
Liabilities associated with assets held for sale	—	18,408

Total current liabilities	408,882	526,824

Long-term debt, less current installments	727,447	901,604
Deferred income taxes	4,295	—
Other liabilities	161,399	169,605
Commitments and Contingencies (Notes 10 and 14)
Shareholders' Equity:
Common stock—250,000,000 authorized shares; $.10 par value; 176,246,649 shares issued and 102,124,842 shares outstanding at June 24, 2009, and 176,246,649 shares issued and 101,316,461 shares outstanding at June 25, 2008	17,625	17,625
Additional paid-in capital	463,980	464,666
Accumulated other comprehensive loss	—	(168)
Retained earnings	1,834,307	1,800,300

	2,315,912	2,282,423
Less treasury stock, at cost (74,121,807 shares at June 24, 2009 and 74,930,188 shares at June 25, 2008)	(1,668,988)	(1,687,334)

Total shareholders' equity	646,924	595,089

Total liabilities and shareholders' equity	$1,948,947	$2,193,122

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands)

	Common Stock					Accumulated Other Comprehensive Income (Loss)
			Additional Paid-In Capital	Retained Earnings	Treasury Stock
	Shares	Amount					Total
Balances at June 28, 2006	125,307	$17,625	$406,626	$1,602,786	$(951,978)	$773	$1,075,832
Net income	—	—	—	230,049	—	—	230,049
Currency translation adjustment	—	—	—	—	—	(37)	(37)
Change in fair value of investments, net of tax	—	—	—	—	—	181	181
Realized gain on sale of investments, net of tax	—	—	—	—	—	(954)	(954)

Comprehensive income							229,239

Cash dividends ($0.34 per share)	—	—	—	(41,524)	—	—	(41,524)
Stock-based compensation	—	—	31,510	—	—	—	31,510
Purchases of treasury stock	(18,617)	—	—	—	(569,347)	—	(569,347)
Issuances of common stock	3,409	—	(15)	—	66,302	—	66,287
Tax benefit from stock options exercised	—	—	13,092	—	—	—	13,092
Issuance of restricted stock, net of forfeitures	28	—	(548)	—	548	—	—

Balances at June 27, 2007	110,127	17,625	450,665	1,791,311	(1,454,475)	(37)	805,089
Net income	—	—	—	51,722	—	—	51,722
Currency translation adjustment	—	—	—	—	—	(131)	(131)

Comprehensive income							51,591

Adjustment to initially apply FIN 48	—	—	—	847	—	—	847
Cash dividends ($0.42 per share)	—	—	—	(43,580)	—	—	(43,580)
Stock-based compensation	—	—	16,100	—	—	—	16,100
Purchases of treasury stock	(9,130)	—	(465)	—	(240,319)	—	(240,784)
Issuances of common stock	345	—	(2,472)	—	7,749	—	5,277
Tax benefit from stock options exercised	—	—	549	—	—	—	549
Forfeitures of restricted stock, net of issuances	(26)	—	289	—	(289)	—	—

Balances at June 25, 2008	101,316	17,625	464,666	1,800,300	(1,687,334)	(168)	595,089
Net income	—	—	—	79,166	—	—	79,166
Currency translation adjustment	—	—	—	—	—	(2,068)	(2,068)
Realized loss on currency translation	—	—	—	—	—	2,236	2,236

Comprehensive income							79,334

Cash dividends ($0.44 per share)	—	—	—	(45,159)	—	—	(45,159)
Stock-based compensation	—	—	17,518	—	—	—	17,518
Purchases of treasury stock	(30)	—	(3,116)	—	(623)	—	(3,739)
Issuances of common stock	816	—	(13,721)	—	18,371	—	4,650
Tax benefit from stock options exercised	—	—	(769)	—	—	—	(769)
Issuances of restricted stock, net of forfeitures	23	—	(598)	—	598	—	—

Balances at June 24, 2009	102,125	$17,625	$463,980	$1,834,307	$(1,668,988)	$—	$646,924

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Fiscal Years
	2009	2008	2007
Cash Flows from Operating Activities:
Net income	$79,166	$51,722	$230,049
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	161,800	165,229	189,162
Restructure charges and other impairments	91,791	225,945	13,812
Deferred income taxes	47,654	(68,064)	(18,823)
Loss (Gain) on sale of assets	37,178	(29,682)	(21,207)
Stock-based compensation	18,054	16,577	29,870
Other	(823)	283	(130)
Changes in assets and liabilities, excluding effects of acquisitions and dispositions:
Accounts receivable	322	(972)	3,394
Inventories	(2,578)	(6,640)	3,229
Prepaid expenses and other	2,956	1,454	25,541
Other assets	1,545	459	(5,168)
Income taxes payable	(48,886)	2,581	(1,945)
Accounts payable	(43,512)	13,320	(1,978)
Accrued liabilities	(68,237)	(20,458)	19,966
Other liabilities	(1,895)	9,786	19,225

Net cash provided by operating activities	274,535	361,540	484,997

Cash Flows from Investing Activities:
Payments for property and equipment	(93,613)	(270,413)	(430,532)
Proceeds from sale of assets	82,829	127,780	180,966
Decrease (Increase) in restricted cash	4,688	(34,435)	—
Payments for purchases of restaurants	—	(2,418)	—
Investment in equity method investee	(4,612)	(8,711)	—
Proceeds from sale of investments	—	—	5,994

Net cash used in investing activities	(10,708)	(188,197)	(243,572)

Cash Flows from Financing Activities:
Net (payments) borrowings on credit facilities	(160,757)	(323,586)	338,188
Net proceeds from issuance of long-term debt	—	399,287	—
Payments on long-term debt	(19,735)	(1,062)	(12,979)
Purchases of treasury stock	(3,739)	(240,784)	(569,347)
Proceeds from issuances of treasury stock	4,650	5,277	66,287
Payments of dividends	(45,355)	(42,914)	(40,906)
Excess tax benefits from stock-based compensation	551	330	7,139

Net cash used in financing activities	(224,385)	(203,452)	(211,618)

Net change in cash and cash equivalents	39,442	(30,109)	29,807
Cash and cash equivalents at beginning of year	54,714	84,823	55,016

Cash and cash equivalents at end of year	$94,156	$54,714	$84,823

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Nature of Operations

        We are principally engaged in the ownership, operation, development, and franchising of the Chili's Grill & Bar ("Chili's"), On The Border Mexican Grill & Cantina ("On The Border") and Maggiano's Little Italy ("Maggiano's") restaurant brands. At June 24, 2009, we owned, operated, or franchised 1,689 restaurants in the United States and 27 countries and two territories outside of the United States. We sold Romano's Macaroni Grill ("Macaroni Grill") to Mac Acquisition LLC ("Mac Acquisition"), an affiliate of San Francisco-based Golden Gate Capital, in December 2008 and purchased an 18.2% ownership interest in the new entity.

(b)    Basis of Presentation

        Our consolidated financial statements include the accounts of Brinker International, Inc. and our wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

        We have a 52/53 week fiscal year ending on the last Wednesday in June. Fiscal years 2009, 2008, and 2007, which ended on June 24, 2009, June 25, 2008, and June 27, 2007, respectively, each contained 52 weeks.

        Certain prior year amounts in the accompanying consolidated financial statements have been reclassified to conform with fiscal 2009 presentation. These reclassifications have no effect on our net income or financial position as previously reported.

(c)    Use of Estimates

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

(d)    Revenue Recognition

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

(e)    Financial Instruments

        Our policy is to invest cash in excess of operating requirements in income-producing investments and to pay down debt. Income-producing investments with original maturities of three months or less are reflected as cash equivalents.

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Our financial instruments at June 24, 2009 and June 25, 2008 consist of cash equivalents, accounts receivable, and long-term debt. The fair value of cash equivalents and accounts receivable approximates their carrying amounts reported in the consolidated balance sheets. The fair value of the 5.75% notes, based on quoted market prices, totaled approximately $269.0 million and $283.4 million at June 24, 2009 and June 25, 2008, respectively. The fair value of capital lease obligations is based on the amount of future cash flows discounted using our expected borrowing rate for debt of comparable risk and maturity.

        We are required by our insurers to collateralize a part of the self-insured portion of our workers' compensation and liability claims. We have satisfied these collateral requirements by depositing funds into an insurance escrow account and by issuing a cash secured letter of credit. Our total pledged collateral was $29.7 million as of June 24, 2009 and $34.4 million as of June 25, 2008. These cash balances have been classified as restricted and are included within prepaid expenses and other in the consolidated balance sheets (see Note 5).

        We entered into interest rate swaps in December 2001 with the intent of hedging exposures to changes in value of certain fixed-rate lease obligations. These fair value hedges changed the fixed-rate interest component of an operating lease commitment for certain real estate properties entered into in November 1997 to variable-rate interest. We terminated our interest rate swaps in fiscal 2007 and recorded a $3.2 million gain, which is included in other gains and charges in the consolidated statements of income. At June 24, 2009 we do not have any outstanding derivative instruments.

(f)    Accounts Receivable

        Accounts receivable, net of the allowance for doubtful accounts, represents their estimated net realizable value. Provisions for doubtful accounts are recorded based on management's judgment regarding our ability to collect as well as the age of the receivables. Accounts receivable are written off when they are deemed uncollectible.

(g)    Inventories

        Inventories, which consist of food, beverages, and supplies, are stated at the lower of cost (weighted average cost method) or market.

(h)    Property and Equipment

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

(i)    Operating Leases

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

(j)    Capitalized Interest

        Interest costs capitalized during the construction period of restaurants were approximately $0.7 million, $3.7 million and $6.0 million during fiscal 2009, 2008, and 2007, respectively.

(k)    Advertising

        Advertising production costs are expensed in the period when the advertising first takes place. Other advertising costs are expensed as incurred. Advertising costs were $113.2 million, $133.6 million and $135.5 million in fiscal 2009, 2008, and 2007, respectively, and are included in restaurant expenses in the consolidated statements of income.

(l)    Goodwill

        Goodwill represents the residual purchase price after allocation to all other identifiable net assets acquired. Goodwill is not subject to amortization but is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," requires a two-step process for testing impairment of goodwill. First, the fair value of each reporting unit is compared to its carrying value to determine whether an indication of impairment exists. If an impairment is indicated, then the fair value of the reporting unit's goodwill is determined by allocating the unit's fair value to its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The amount of impairment for goodwill is measured as the excess of its carrying value over its implied fair value. See Note 6 for additional disclosures related to goodwill.

(m)    Sales Taxes

        Sales taxes collected from guests are excluded from revenues. The obligation is included in accrued liabilities until the taxes are remitted to the appropriate taxing authorities.

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n)    Self-Insurance Program

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

(o)    Income Taxes

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

(p)    Stock-Based Compensation

        Stock-based compensation is accounted for under SFAS No. 123 (Revised 2004), "Share-Based Payment," ("SFAS 123R"), which requires the measurement and recognition of compensation cost at fair value for all share-based payments, including stock options. Stock-based compensation expense for fiscal 2009, 2008 and 2007 includes compensation expense, recognized over the applicable vesting periods, for new share-based awards and for share-based awards granted prior to, but not yet vested, as of June 29, 2005. We record compensation expense using a graded-vesting schedule over the vesting period, or to the date on which retirement eligibility is achieved, if shorter (non-substantive vesting period approach).

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

        Stock-based compensation expense totaled approximately $17.5 million, $15.6 million and $29.9 million for fiscal 2009, 2008 and 2007, respectively. The total income tax benefit recognized in the consolidated statements of income related to stock-based compensation was approximately $6.5 million, $6.1 million and $10.5 million during fiscal 2009, 2008 and 2007, respectively.

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The weighted average fair values of option grants were $5.52, $7.18 and $7.37 during fiscal 2009, 2008 and 2007, respectively. The fair value of stock options is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2009	2008	2007
Expected volatility	37.8%	23.6%	26.1%
Risk-free interest rate	2.9%	4.2%	4.6%
Expected lives	5 years	5 years	5 years
Dividend yield	2.8%	1.2%	1.1%

        Expected volatility and the expected life of stock options are based on historical experience. The risk-free rate is based on the yield of a Treasury Note with a term equal to the expected life of the stock options.

(q)    Preferred Stock

        Our Board of Directors is authorized to provide for the issuance of 1.0 million preferred shares with a par value of $1.00 per share, in one or more series, and to fix the voting rights, liquidation preferences, dividend rates, conversion rights, redemption rights, and terms, including sinking fund provisions, and certain other rights and preferences. As of June 24, 2009, no preferred shares were issued.

(r)    Shareholders' Equity

        Our Board of Directors has authorized a total of $2,060.0 million of share repurchases. As of June 24, 2009, approximately $60 million was available under our share repurchase authorizations. We did not repurchase any common shares under our share repurchase plan during fiscal 2009. Our stock repurchase plan has been and will be used to return capital to shareholders and to minimize the dilutive impact of stock options and other share-based awards. We have currently placed a moratorium on share repurchases but, in the future, we may consider additional share repurchases under our plan based on several factors, including our cash position, share price, operational liquidity, and planned investment and financing needs. Repurchased common stock is reflected as a reduction of shareholders' equity.

(s)    Comprehensive Income

        Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Fiscal 2009 comprehensive income consists of net income, currency translation adjustments and a realized loss on currency translation adjustments related to the closure of international company-owned restaurants (see Note 4). Fiscal 2008 comprehensive income consists of net income and currency translation adjustments. Fiscal 2007 comprehensive income consists of net income, currency translation adjustments, and the realized gain on the sale of our investments in mutual funds.

(t)    Net Income Per Share

        Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

were exercised or converted into common stock. For the calculation of diluted net income per share, the basic weighted average number of shares is increased by the dilutive effect of stock options and restricted share awards, determined using the treasury stock method. We had approximately 7.4 million stock options and restricted share awards outstanding at June 24, 2009, 5.8 million stock options and restricted share awards outstanding at June 25, 2008, and 28,000 stock options and restricted share awards outstanding at June 27, 2007 that were not included in the dilutive earnings per share calculation because the effect would have been antidilutive.

(u)    Segment Reporting

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

  •
  Methods used to distribute products or provide services

  •
  The nature of the regulatory environment, if applicable

        Our three brands have similar types of products, contracts, customers, and employees and all operate as full-service restaurants offering lunch and dinner in the casual-dining segment of the industry. In addition, we have similar long-term average margins across all of our brands. Therefore, we believe we meet the criteria for aggregating operating segments into a single reporting segment.

(v)    Subsequent Events

        We evaluated events occurring between the end of our most recent fiscal year and August 24, 2009, the date the financial statements were issued.

2. SALE OF MACARONI GRILL

        In August 2008, we entered into an agreement with Mac Acquisition for the sale of Macaroni Grill. The assets and liabilities associated with these restaurants were classified as held for sale in the consolidated balance sheet for the fiscal year ended June 25, 2008. Macaroni Grill operating results were included in continuing operations for fiscal 2009 (through the sale date of December 18, 2008) and prior years in accordance with the reporting provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," as we will have involvement in the ongoing operations of Macaroni Grill. The sale was completed on December 18, 2008. We received cash proceeds of approximately $88.0 million and recorded a loss of $40.4 million in other gains and charges in the consolidated statement of income in fiscal 2009. The net assets sold totaled approximately $110 million and consisted primarily of property and equipment of $105 million. Assets previously held for sale of $21.3 million were retained by us and are included in property, plant and equipment as of June 24, 2009. The land and buildings related to these locations were leased to Mac Acquisition as part of the sale agreement.

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SALE OF MACARONI GRILL (Continued)

        On December 18, 2008, we contributed $6.0 million representing an 18.2% ownership interest in the new entity. We account for the investment under the equity method of accounting and record our share of the net income or loss from the investee within operating income since the operations of Macaroni Grill are similar to our ongoing operations. This amount is included in restaurant expense in our consolidated statements of income due to the immaterial nature of the amount. In April 2009, we received a $6.0 million distribution representing substantially all of our equity investment while retaining our ownership interest.

        As part of the sale, we entered into an agreement with Mac Acquisition whereby we provide corporate support services for the new entity for one year following closing with an option for one additional year.

        During fiscal 2008, we recorded impairment charges of $152.7 million to write-down the net assets of Macaroni Grill to their estimated fair value less costs to sell in accordance with SFAS 144. This amount has been included in other gains and charges in the consolidated statements of income. Our estimate of fair value was based on the executed purchase agreement.

3. OTHER EQUITY METHOD INVESTMENTS AND RESTAURANT DISPOSITIONS

        In November 2007, we entered into an agreement with CMR, S.A.B. de C.V. for a joint venture investment in a new corporation to develop 50 Chili's and Maggiano's restaurants in Mexico. We made a $4.6 million and an $8.7 million capital contribution to the joint venture in fiscal 2009 and fiscal 2008, respectively. We account for the investment under the equity method of accounting and record our share of the net income or loss of the investee within operating income since the operations of the joint venture are similar to our ongoing operations. This amount has been included in restaurant expense in our consolidated statements of income due to the immaterial nature of the amount. At June 24, 2009, 16 Chili's restaurants were operating in the joint venture.

        In May 2007, we entered into an agreement with ERJ Dining IV, LLC to sell 76 company-owned Chili's restaurants for approximately $121.9 million. The sale was completed in November 2007 and we recorded a gain of $29.7 million in other gains and charges in the consolidated statement of income in fiscal 2008. The net assets sold totaled approximately $88.2 million and consisted primarily of property and equipment of $86.4 million and goodwill of $2.7 million.

        In January 2007, we entered into an agreement with Pepper Dining, Inc. to sell 95 company-owned Chili's restaurants for approximately $155.0 million. The sale was completed in June 2007 and we recorded a gain of $17.1 million in other gains and charges in the consolidated statement of income in fiscal 2007. The net assets sold totaled approximately $127.9 million and consisted primarily of property and equipment of $126.1 million and goodwill of $3.9 million.

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. OTHER GAINS AND CHARGES

	2009	2008	2007
Restaurant closure charges	$71,178	$51,143	$12,854
Charges related to the sale of Macaroni Grill (see Note 2)	40,362	155,661	—
Restaurant impairment charges	14,254	7,450	—
Impairment of goodwill	7,713	—	—
Severance and other benefits	6,047	7,237	—
Gains on the sale of assets, net (also see Note 3)	(3,861)	(29,684)	(19,116)
Development-related costs	—	13,223	—
Other gains and charges, net	(906)	(1,080)	(2,737)

	$134,787	$203,950	$(8,999)

        In fiscal 2009, we recorded $71.2 million in charges primarily related to long-lived asset impairments resulting from the decision to close or decline lease renewals for 43 company-owned restaurants, including eight international restaurants. The charges related to the domestic restaurant closures include $44.2 million of long-lived asset impairments, $14.1 million in lease termination charges and $1.2 million of charges related to the write-off of other assets and liabilities. The charges related to the international restaurant closures include $5.6 million of long-lived asset impairments and $2.1 million of charges related to realized foreign currency translation losses. Additionally, we recorded a goodwill impairment charge of $7.7 million as a result of the international restaurant closings. The decision to close the restaurants and decline lease renewals was based on a comprehensive analysis that examined restaurants not performing at required levels of return.

        Additionally, we recorded a $14.3 million charge in fiscal 2009 related to the impairment of long-lived assets associated with 16 underperforming restaurants. The impairment charge was measured as the excess of the carrying amount of the long-lived assets over the fair value based on projected discounted future operating cash flows of the restaurant.

        In fiscal 2009, we made organizational changes designed to streamline decision making and maximize our leadership talent while achieving better operational efficiencies across our brands. As a result, we incurred $6.0 million in severance and other benefits, net of income related to the forfeiture of stock-based compensation awards resulting from these actions. We also incurred gains of $3.9 million related to the sale of nine restaurants to a franchisee and other land sales.

        In fiscal 2008, we recorded $51.1 million in charges primarily related to long-lived asset impairments resulting from the decision to close or decline lease renewals for 61 company-owned restaurants. The charges include $39.8 million of long-lived asset impairments and $9.3 million in lease obligation charges. The decision to close the restaurants and decline lease renewals was based on a comprehensive analysis that examined restaurants not performing at required levels of return. Also included is a $1.9 million charge related to the decrease in the estimated sales value of land associated with previously closed restaurants. Additionally, we recorded a $7.5 million charge related to the impairment of long-lived assets associated with two underperforming restaurants. The impairment charge was measured as the excess of the carrying amount of the long-lived assets over the fair value based on projected discounted future operating cash flows of the restaurants.

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. OTHER GAINS AND CHARGES (Continued)

        In fiscal 2008, we also made the decision to reduce future domestic company-owned restaurant development as well as discontinue certain projects that did not align with our strategic goals. As a result, we evaluated our infrastructure needed to support this evolving business model, which resulted in the restructuring of our Restaurant Support Center and the elimination of certain administrative positions. In connection with these actions, we incurred $13.2 million in charges related to asset write-offs for sites under development and other discontinued projects. In addition, we incurred approximately $7.2 million in severance, vacation and other benefits, net of income related to the forfeiture of stock-based compensation awards.

        In fiscal 2007, we recorded $12.9 million in charges resulting from the decision to close 13 restaurants. The charges include $10.7 million of long-lived asset impairments and $2.2 million in lease termination charges.

5. PREPAID EXPENSES AND OTHER

        Prepaid expenses and other consist of the following (in thousands):

	2009	2008
Prepaid opening supplies	$40,842	$41,543
Restricted cash (see Note 1)	29,749	34,435
Other	25,845	30,205

	$96,436	$106,183

6. GOODWILL

        The changes in the carrying amount of goodwill for the fiscal years ended June 24, 2009 and June 25, 2008 are as follows (in thousands):

	2009	2008
Balance at beginning of year	$140,371	$138,876
Impairment of goodwill (see Note 4)	(7,713)	—
Goodwill arising from acquisitions	—	1,357
Other	(1,939)	138

Balance at end of year	$130,719	$140,371

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. ACCRUED AND OTHER LIABILITIES

        Accrued liabilities consist of the following (in thousands):

	2009	2008
Payroll	$72,510	$94,389
Gift cards	74,926	85,897
Property tax	23,160	32,996
Insurance	30,021	32,512
Sales tax	23,991	30,433
Other	60,976	55,651

	$285,584	$331,878

        Other liabilities consist of the following (in thousands):

	2009	2008
Straight-line rent	$59,198	$57,099
Insurance	42,361	43,146
Landlord contributions	31,137	30,907
Unrecognized tax benefits	21,783	23,701
Other	6,920	14,752

	$161,399	$169,605

8. INCOME TAXES

        The provision for income taxes consists of the following (in thousands):

	2009	2008	2007
Current income tax expense (benefit):
Federal	$(40,988)	$59,500	$94,418
State	(1,166)	10,959	13,259
Foreign	1,808	1,808	1,431

Total current income tax expense (benefit)	(40,346)	72,267	109,108

Deferred income tax expense (benefit):
Federal	41,878	(62,646)	(18,756)
State	6,040	(6,489)	(1,931)

Total deferred income tax expense (benefit)	47,918	(69,135)	(20,687)

	$7,572	$3,132	$88,421

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. INCOME TAXES (Continued)

        A reconciliation between the reported provision for income taxes and the amount computed by applying the statutory Federal income tax rate of 35% to income before provision for income taxes is as follows (in thousands):

	2009	2008	2007
Income tax expense at statutory rate	$30,358	$19,197	$111,465
FICA tax credit	(21,244)	(23,835)	(23,307)
State income taxes, net of Federal benefit	3,169	2,902	7,363
Tax settlements	—	—	(6,790)
Stock-based compensation	(5)	(289)	576
Other	(4,706)	5,157	(886)

	$7,572	$3,132	$88,421

        The income tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities as of June 24, 2009 and June 25, 2008 are as follows (in thousands):

	2009	2008
Deferred income tax assets:
Leasing transactions	$38,936	$43,740
Stock-based compensation	19,351	19,601
Restructure charges and impairments	12,317	54,681
Insurance reserves	3,974	4,590
Employee benefit plans	1,055	2,019
Federal credit carryforward	18,188	—
Other, net	22,300	21,385

Total deferred income tax assets	$116,121	$146,016

Deferred income tax liabilities:
Prepaid expenses	15,197	19,810
Goodwill and other amortization	17,976	15,768
Depreciation and capitalized interest on property and equipment	28,649	5,969
Captive insurance	1,335	2,998
Other, net	6,474	6,716

Total deferred income tax liabilities	69,631	51,261

Net deferred income tax asset	$46,490	$94,755

        At June 24, 2009, we had approximately $18.2 million of U.S. Federal general business credit carryforwards. These tax credits will expire in fiscal 2029. It is anticipated that these credits will be fully utilized prior to their expiration.

        Tax reserves are evaluated and adjusted as appropriate, while taking into account the progress of audits of various taxing jurisdictions. At the beginning of fiscal 2008, we adopted the provisions of the Financial Accounting Standards Board's ("FASB") Interpretation No. 48, "Accounting for Uncertainty in

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. INCOME TAXES (Continued)

Income Taxes" ("FIN 48"). The adoption of this standard was consistent with FASB Staff Position FIN 48-1, "Definition of Settlement in FASB Interpretation No. 48", that was issued in May 2007 and that provides guidance on how to determine whether a tax position is effectively settled for the purpose of recording unrecognized tax benefits. As a result of the adoption of FIN 48 we recognized an $847,000 decrease in the liability for unrecognized tax benefits, net of the Federal deferred tax benefit, with a corresponding increase to retained earnings.

        A reconciliation of unrecognized tax benefits for the fiscal years ended June 24, 2009 and June 25, 2008 are as follows (in thousands):

	2009	2008
Balance at beginning of year	$27,139	$23,193
Additions based on tax positions related to the current year	4,130	5,587
(Reductions) additions based on tax positions related to prior years	(91)	57
Settlements with tax authorities	(4)	(1,081)
Expiration of statute of limitations	(3,463)	(617)

Balance at end of year	$27,711	$27,139

        The total amount of unrecognized tax benefits as of June 24, 2009 was $27.7 million ($20.3 million of which would favorably affect the effective tax rate if resolved in our favor due to the effect of deferred tax benefits). During the next twelve months, we anticipate that it is reasonably possible that the amount of unrecognized tax benefits could be reduced by approximately $5.9 million ($4.7 million of which would affect the effective tax rate due to the effect of deferred tax benefits) either because our tax position will be sustained upon audit or as a result of the expiration of the statute of limitations for specific jurisdictions.

        We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. In fiscal 2009 we recognized approximately $0.9 million in interest, compared to $1.3 million in fiscal 2008. As of June 24, 2009, we had $6.3 million ($4.5 million net of a $1.8 million deferred tax benefit) of interest and penalties accrued, compared to $5.3 million ($3.8 million net of a $1.5 million deferred tax benefit) at June 25, 2008.

9. DEBT

        Long-term debt consists of the following (in thousands):

	2009	2008
Term loan	$390,000	$400,000
Credit facilities	—	158,000
5.75% notes	289,253	299,070
Capital lease obligations (see Note 10)	50,009	46,507

	729,262	903,577
Less current installments	(1,815)	(1,973)

	$727,447	$901,604

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. DEBT (Continued)

        As of June 25, 2008, we had credit facilities aggregating $550 million, consisting of a revolving credit facility of $300 million and uncommitted credit facilities of $250 million. In fiscal 2009, we completed the renewal of our revolving credit facility which was set to expire in October 2009. The new facility was reduced to $250 million, bears interest at LIBOR plus an applicable margin, which is a function of our credit rating at such time, but is subject to a maximum of LIBOR plus 3.75% and expires in February 2012. Based on our current credit rating, the revolving credit facility carries an interest rate of LIBOR plus 3.25% (3.56% as of June 24, 2009), although no balance was outstanding under this facility at June 24, 2009. The decision to downsize our total borrowing capacity under the new revolving credit facility was a result of the Macaroni Grill divestiture, reduced new company-owned restaurant development and our focus on debt repayment.

        In fiscal 2009, Standard and Poor's ("S&P") reaffirmed our debt rating of BBB- (investment grade) with a stable outlook. However, Moody's downgraded our corporate family rating to Ba1 (non-investment grade) and our senior unsecured note rating to Ba2 (non-investment grade) with a stable outlook. Under the terms and conditions of our uncommitted credit facility agreements, we had to maintain an investment grade rating with both S&P and Moody's in order to utilize the credit facilities. As a result of our split rating, our uncommitted credit facilities totaling $250 million are no longer available. Outstanding balances on the uncommitted credit facilities were repaid in the second quarter of fiscal 2009 with funds drawn on the revolving credit facility. The balance on the revolving credit facility was paid down to zero by the end of fiscal 2009. As of June 24, 2009, we have $250 million available to us under our revolving credit facility.

        In October 2007, we entered into a three-year term loan agreement for $400 million. The term loan bears interest at LIBOR plus an applicable margin, which is a function of our credit rating at such time, but is subject to a maximum of LIBOR plus 1.5% and expires in October 2010. At June 24, 2009, $390 million was outstanding and, based on our current credit rating, we are paying interest at a rate of LIBOR plus 0.95% (1.26%).

        In May 2004, we issued $300.0 million of 5.75% notes and received proceeds totaling approximately $298.4 million prior to debt issuance costs. The notes require semi-annual interest payments and mature in June 2014. In April 2009, we repurchased and retired $10.0 million of the notes at a discount and recorded a $1.3 million gain on the extinguishment of debt in interest expense in the consolidated statement of income in fiscal 2009.

        Our debt agreements contain various financial covenants that, among other things, require the maintenance of certain leverage and fixed charge coverage ratios. We are currently in compliance with all financial covenants.

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. DEBT (Continued)

        Excluding capital lease obligations (see Note 10) our long-term debt maturities for the five years following June 24, 2009 are as follows (in thousands):

Fiscal Year	Long-Term Debt
2010	$—
2011	390,000
2012	—
2013	—
2014	—
Thereafter	289,253

$679,253

10. LEASES

(a)    Capital Leases

        We lease certain buildings under capital leases. The asset value of $36.9 million at June 24, 2009 and $32.6 million at June 25, 2008, and the related accumulated amortization of $10.6 million and $9.1 million at June 24, 2009 and June 25, 2008, respectively, are included in property and equipment. Amortization of assets under capital leases is included in depreciation and amortization expense.

(b)    Operating Leases

        We lease restaurant facilities, office space, and certain equipment under operating leases having terms expiring at various dates through fiscal 2093. The restaurant leases have renewal clauses of 1 to 35 years at our option and, in some cases, have provisions for contingent rent based upon a percentage of sales in excess of specified levels, as defined in the leases. Rent expense for fiscal 2009, 2008, and 2007 was $130.7 million, $145.6 million, and $149.1 million, respectively. Contingent rent included in rent expense for fiscal 2009, 2008, and 2007 was $6.6 million, $9.0 million, and $10.9 million, respectively.

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. LEASES (Continued)

(c)    Commitments

        As of June 24, 2009, future minimum lease payments on capital and operating leases were as follows (in thousands):

Fiscal Year	Capital Leases	Operating Leases
2010	$5,039	$108,646
2011	5,133	103,514
2012	5,230	95,719
2013	5,329	87,266
2014	5,429	76,299
Thereafter	52,727	252,215

Total minimum lease payments	78,887	$723,659

Imputed interest (average rate of 7%)	(28,878)

Present value of minimum lease payments	50,009
Less current installments	(1,815)

	$48,194

        As of June 24, 2009, we had entered into other lease agreements for restaurant facilities currently under construction or yet to be constructed. Classification of these leases as capital or operating has not been determined as construction of the leased properties has not been completed.

11. STOCK-BASED COMPENSATION

        In November 2005, our shareholders approved the Performance Share Plan, the Restricted Stock Unit Plan, and amendments to the 1998 Stock Option and Incentive Plan and the 1999 Stock Option and Incentive Plan for Non-Employee Directors and Consultants (collectively, the "Plans"). In October 2008, our shareholders approved an amendment to the 1998 Stock Option and Incentive Plan authorizing the issuance of an additional 2.0 million shares of our common stock to employees, bringing the total number of shares authorized for issuance to employees and non-employee directors and consultants under the Plans to 35.3 million. The Plans provide for grants of options to purchase our common stock, restricted stock, restricted stock units, performance shares and stock appreciation rights.

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

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. STOCK-BASED COMPENSATION (Continued)

        Transactions during fiscal 2009 were as follows (in thousands, except option prices):

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Options outstanding at June 25, 2008	7,614	$21.86
Granted	893	18.94
Exercised	(427)	10.89
Forfeited or canceled	(707)	22.49

Options outstanding at June 24, 2009	7,373	$22.08	4.4	$289

Options exercisable at June 24, 2009	5,802	$21.91	3.8	$289

        At June 24, 2009, unrecognized compensation expense related to stock options totaled approximately $3.1 million and will be recognized over a weighted average period of 2.0 years. The intrinsic value of options exercised totaled approximately $3.3 million, $1.5 million and $38.8 million during fiscal 2009, 2008 and 2007, respectively.

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

        Transactions during fiscal 2009 were as follows (in thousands, except fair values):

	Number of Restricted Share Awards	Weighted Average Fair Value Per Award
Restricted share awards outstanding at June 25, 2008	2,754	$22.92
Granted	1,026	16.77
Vested	(837)	22.20
Forfeited	(343)	22.52

Restricted share awards outstanding at June 24, 2009	2,600	$20.76

        At June 24, 2009, unrecognized compensation expense related to restricted share awards totaled approximately $14.4 million and will be recognized over a weighted average period of 2.1 years. The fair

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. STOCK-BASED COMPENSATION (Continued)

value of shares that vested during fiscal 2009, 2008, and 2007 totaled approximately $12.7 million, $3.2 million and $1.8 million, respectively.

12. SAVINGS PLANS

        We sponsor a qualified defined contribution retirement plan ("Plan I") covering all employees who have attained the age of twenty-one and have completed one year and 1,000 hours of service. Plan I allows eligible employees to contribute, subject to IRS limitations on total annual contributions, up to 50% of their base compensation and 100% of their eligible bonuses, as defined in the plan, to various investment funds. We match in cash at a rate of 100% of the first 3% an employee contributes and 50% of the next 2% the employee contributes with immediate vesting. In fiscal 2009, 2008, and 2007, we contributed approximately $8.1 million, $8.9 million, and $8.2 million, respectively.

        We also sponsor a non-qualified defined contribution plan covering a select group of highly compensated employees, as defined in the plan. Eligible employees are allowed to defer receipt of up to 50% of their base compensation and bonus, as defined in the plan. There is no company match, but employee contributions earn interest based on a rate determined and announced in November prior to the start of the plan year. Employee contributions and earnings thereon vest immediately. A Rabbi Trust is used to fund obligations of the non-qualified plan. The market value of the trust assets is included in other assets and the liability to plan participants is included in other liabilities.

13. SUPPLEMENTAL CASH FLOW INFORMATION

        Cash paid for interest and income taxes is as follows (in thousands):

	2009	2008	2007
Income taxes, net of refunds	$5,219	$62,260	$100,593
Interest, net of amounts capitalized	34,473	48,919	26,167

        Non-cash investing and financing activities are as follows (in thousands):

	2009	2008	2007
Retirement of fully depreciated assets	$50,887	$21,778	$40,133

14. CONTINGENCIES

        As of June 24, 2009, we remain secondarily liable for lease payments totaling $193.7 million as a result of the sale of Macaroni Grill, the sale of other brands, and the sale of restaurants to franchisees in previous periods. This amount represents the maximum potential liability of future payments under the guarantees. These leases have been assigned to the buyers and expire at the end of the respective lease terms, which range from fiscal 2010 through fiscal 2023. In the event of default, the indemnity and default clauses in our assignment agreements govern our ability to pursue and recover damages incurred. No material liabilities have been recorded as of June 24, 2009.

        Certain current and former hourly restaurant employees filed a lawsuit against us in California Superior Court alleging violations of California labor laws with respect to meal and rest breaks. The lawsuit seeks penalties and attorney's fees and was certified as a class action in July 2006. On July 22, 2008, the California Court of Appeal decertified the class action on all claims with prejudice. On October 22,

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. CONTINGENCIES (Continued)

2008, the California Supreme Court granted a writ to review the decision of the Court of Appeal. We intend to vigorously defend our position. It is not possible at this time to reasonably estimate the possible loss or range of loss, if any.

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

15. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

        The following table summarizes the unaudited consolidated quarterly results of operations for fiscal 2009 and 2008 (in thousands, except per share amounts):

	Fiscal Year 2009 Quarters Ended
	Sept. 24	Dec. 24	March 25	June 24
Revenues	$984,407	$949,425	$857,378	$829,370
Income (loss) before provision for income taxes	$32,355	$(44,498)	$49,210	$49,671
Net income (loss)	$23,781	$(21,764)	$35,003	$42,146
Basic net income (loss) per share	$0.23	$(0.21)	$0.34	$0.41
Diluted net income (loss) per share(a)	$0.23	$(0.21)	$0.34	$0.41
Basic weighted average shares outstanding	101,630	101,841	101,882	102,051
Diluted weighted average shares outstanding	102,762	102,278	102,752	103,054

	Fiscal Year 2008 Quarters Ended
	Sept. 26	Dec. 26	March 26	June 25
Revenues	$1,054,686	$1,029,785	$1,077,183	$1,073,569
Income (loss) before provision for income taxes	$52,863	$78,106	$(70,158)	$(5,957)
Net income (loss)	$37,600	$54,480	$(38,818)	$(1,540)
Basic net income (loss) per share	$0.35	$0.53	$(0.38)	$(0.02)
Diluted net income (loss) per share(a)	$0.34	$0.52	$(0.38)	$(0.02)
Basic weighted average shares outstanding	106,464	103,498	101,175	101,267
Diluted weighted average shares outstanding	109,155	105,339	102,377	102,717

(a)
Due to the net loss in the second quarter of fiscal 2009 and the third and fourth quarters of fiscal 2008, diluted loss per share is calculated using the basic weighted average number of shares. Using the actual diluted weighted average shares would result in anti-dilution of earnings per share.

 Report of Independent Registered Public Accounting Firm

The Board of Directors
Brinker International, Inc.:

        We have audited the accompanying consolidated balance sheets of Brinker International, Inc. and subsidiaries ("the Company") as of June 24, 2009 and June 25, 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended June 24, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brinker International, Inc. and subsidiaries as of June 24, 2009 and June 25, 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended June 24, 2009, in conformity with U.S. generally accepted accounting principles.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 24, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 24, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

        As discussed in Note 8 of the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109," in fiscal year 2008.

KPMG LLP
Dallas, Texas August 24, 2009

 Report of Independent Registered Public Accounting Firm

The Board of Directors
Brinker International, Inc.:

        We have audited Brinker International, Inc.'s ("the Company") internal control over financial reporting as of June 24, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

        In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 24, 2009, based on criteria established in Internal Control—Integrated Framework issued by COSO.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Brinker International, Inc. and subsidiaries as of June 24, 2009 and June 25, 2008, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended June 24, 2009, and our report dated August 24, 2009 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP
Dallas, Texas August 24, 2009

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

        We maintain a system of internal controls over financial reporting designed to provide reasonable assurance of the reliability of the consolidated financial statements. Our internal audit function monitors and reports on the adequacy of the compliance with the internal control system and appropriate actions are taken to address significant control deficiencies and other opportunities for improving the system as they are identified. The Audit Committee of the Board of Directors, which is comprised solely of outside directors, provides oversight to the financial reporting process through periodic meetings with our independent auditors, internal auditors, and management. Both our independent auditors and internal auditors have free access to the Audit Committee. Although no cost-effective internal control system will preclude all errors and irregularities, we believe our controls as of and for the year ended June 24, 2009 provide reasonable assurance that the consolidated financial statements are reliable.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

        Management is responsible for establishing and maintaining adequate internal control over financial reporting. We have assessed the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, we concluded that our internal control over financial reporting was effective as of June 24, 2009.

        Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

        The effectiveness of our internal control over financial reporting as of June 24, 2009 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its attestation report which is included herein.

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