Form 10-K, Exhibit 13
period 2010-06-30
BRINKER INTERNATIONAL INC
filed 2010-08-24
CIK 703351

EXHIBIT 13

BRINKER INTERNATIONAL, INC.

SELECTED FINANCIAL DATA

(In thousands, except per share amounts and number of restaurants)

	Fiscal Years
	2010(a)	2009	2008	2007	2006
Income Statement Data:
Revenues	$2,858,498	$3,276,362	$3,860,921	$4,007,771	$3,785,406

Operating Costs and Expenses:
Cost of sales	816,015	923,668	1,101,125	1,126,756	1,069,598
Restaurant expenses	1,587,396	1,838,735	2,161,986	2,212,536	2,072,034
Depreciation and amortization	135,832	145,220	147,393	171,768	171,594
General and administrative	136,270	147,372	163,996	188,630	200,671
Other gains and charges	28,485	118,612	196,364	(9,082)	(17,616)

Total operating costs and expenses	2,703,998	3,173,607	3,770,864	3,690,608	3,496,281

Operating income	154,500	102,755	90,057	317,163	289,125
Interest expense	28,515	33,330	45,862	30,929	22,857
Other, net	(6,001)	(9,430)	(4,046)	(5,071)	(1,656)

Income before provision for income taxes	131,986	78,855	48,241	291,305	267,924
Provision for income taxes	28,264	6,734	2,644	80,144	78,773

Income from continuing operations	103,722	72,121	45,597	211,161	189,151
Income from discontinued operations, net of taxes	33,982	7,045	6,125	18,888	23,244

Net income	$137,704	$79,166	$51,722	$230,049	$212,395

Basic net income per share:
Income from continuing operations	$1.02	$0.71	$0.44	$1.74	$1.47

Income from discontinued operations	$0.33	$0.07	$0.06	$0.16	$0.18

Net income per share	$1.35	$0.78	$0.50	$1.90	$1.65

Diluted net income per share:
Income from continuing operations	$1.01	$0.70	$0.43	$1.70	$1.44

Income from discontinued operations	$0.33	$0.07	$0.06	$0.15	$0.18

Net income per share	$1.34	$0.77	$0.49	$1.85	$1.62

Basic weighted average shares outstanding	102,287	101,852	103,101	121,062	128,766

Diluted weighted average shares outstanding	103,044	102,713	104,897	124,116	130,934

Balance Sheet Data:
Working capital(b)	$51,190	$110,812	$88,745	$277,298	$416,828
Total assets	1,852,104	1,948,947	2,193,122	2,318,021	2,221,779
Long-term obligations(b)	673,479	883,521	1,061,669	960,196	622,382
Shareholders’ equity	728,748	646,924	595,089	805,089	1,075,832
Cash dividends per share	$0.47	$0.44	$0.42	$0.34	$0.20
Number of Restaurants Open (End of Period):
Company-operated	871	1,024	1,265	1,312	1,290
Franchised/Joint venture	679	665	623	489	332

Total	1,550	1,689	1,888	1,801	1,622

(a)	Fiscal year 2010 consisted of 53 weeks while all other periods presented consisted of 52 weeks.

(b)	Prior year amounts have been updated to conform with fiscal 2010 presentation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is intended to help you understand our company, our operations, and our current operating environment. For an understanding of the significant factors that influenced our performance during the past three fiscal years, the MD&A should be read in conjunction with the consolidated financial statements and related notes included in this annual report. Our MD&A consists of the following sections:

•	Overview—a general description of our business and the casual dining segment of the restaurant industry

•	Results of Operations—an analysis of our consolidated statements of income for the three years presented in our consolidated financial statements

•

Liquidity and Capital Resources—an analysis of cash flows, including capital expenditures, aggregate contractual obligations, share repurchase activity, known trends that may impact liquidity, and the impact of inflation

•	Critical Accounting Estimates—a discussion of accounting policies that require critical judgments and estimates

We have a 52/53 week fiscal year ending on the last Wednesday in June. Fiscal year 2010 ended on June 30, 2010 and contained 53 weeks. Fiscal years 2009 and 2008, which ended on June 24, 2009 and June 25, 2008, respectively, each contained 52 weeks. The estimated impact of the 53rd week in fiscal 2010 in comparison to fiscal 2009 was an increase in revenue of approximately $52 million and an increase in income before income taxes of approximately $12.5 million. While certain expenses increased in direct relationship to additional revenue from the 53rd week, other expenses, such as fixed costs, are incurred on a calendar month basis.

OVERVIEW

We are principally engaged in the ownership, operation, development, and franchising of the Chili’s Grill & Bar (“Chili’s”) and Maggiano’s Little Italy (“Maggiano’s”) restaurant brands. At June 30, 2010, we owned, operated, or franchised 1,550 restaurants. In June 2010, we completed the sale of On The Border Mexican Grill & Cantina (“On The Border”) to OTB Acquisition LLC (“OTB Acquisition”), an affiliate of San Francisco-based Golden Gate Capital. Beginning in the third quarter of fiscal 2010, On The Border has been presented as discontinued operations in the consolidated financial statements. We sold Romano’s Macaroni Grill (“Macaroni Grill”) to Mac Acquisition LLC (“Mac Acquisition”), also an affiliate of Golden Gate Capital, in December 2008 and we currently hold an 18.2% ownership interest in the new entity. As a result of our retained interest, the results of Macaroni Grill were included in continuing operations through the date of disposition.

We are committed to strategies and initiatives that are centered on long-term sales and profit growth, enhancing our guest experience and team member engagement. These strategies will serve to differentiate our brands from the competition, reduce the costs associated with managing our restaurants and establish a strong presence for our brands in key markets around the world. We will continue to take actions that will allow us to maintain a strong balance sheet and increase our ability to provide results in all operating environments.

The casual dining industry has experienced a challenging operating environment during the past year. Economic conditions continued to negatively affect consumer confidence and spending. Some degree of recovery was evident during the first calendar quarter; however, these modest gains were eroded in the second calendar quarter. Unemployment and underemployment remain high and consumer confidence is volatile. Eating out is considered by most consumers to be a discretionary expenditure and, as a result, casual dining performance is highly correlated to employment and consumer confidence levels which remain low. In response to these challenges, we have focused on strengthening our business model, rationalized our asset base and maintained the necessary liquidity to pay down debt, fund new initiatives and increase our dividend. We are well positioned to emerge from the current economic environment a stronger, more efficient company. We will continually evaluate how we manage the business and make necessary changes in response to competition and the economic factors affecting the business.

In fiscal 2010, we have made progress toward our goal of driving profitable growth over the long term. Part of our long term strategy is to transform our menu at Chili’s to improve quality, freshness and value. We have transformed the menu at Chili’s by introducing new items and implementing quality enhancements on existing favorites. The new menu was a significant change for our restaurants which impacted labor costs and guest satisfaction. We have experienced improvements recently in both areas and remain confident that the changes will stimulate sales growth over time. We will continue to evaluate our menu offerings by considering guest preferences and feedback in an effort to refine our products and processes to improve quality and efficiency.

The fiscal 2010 marketing strategy promoted the new menu by presenting compelling values to drive traffic. Discounting has been prevalent during this fiscal year; however, we believe that this is only one option to drive sales and traffic. Our long-term strategy is to balance value and innovation. Our belief is that our continued focus on quality and innovation will result in stronger brands and sustainable sales and profit growth through increased guest loyalty and traffic.

We continue to take a disciplined approach to operations, including a focus on effective management of food costs, labor productivity and fixed costs. We are making significant investments in our kitchen technology, including new cooking equipment and new restaurant information systems. The new equipment will allow for accelerated cooking times to increase the speed of our kitchens and improve labor costs while delivering a more consistent, higher quality product. Enhancements to our restaurant information systems will increase profitability through increased kitchen efficiency, better inventory control and reduced software maintenance costs. Additionally, we are implementing changes to our service model which we believe will provide improved service at a lower cost. We will continue to invest in our restaurants through a routine maintenance and a remodel program. We plan to remodel a significant number of company-owned restaurants beginning in fiscal 2011, revitalizing the Chili’s brand in a way which is apparent to the guest and changes the expectations for the quality of the experience. Our emphasis on the operations of our existing restaurants and these initiatives will enable us to deliver an improved guest experience with higher quality food at the correct pace during peak hours.

We are generating solid operating cash flow and have the liquidity to address the current challenges facing our business. We have significantly reduced our debt level while maintaining an appropriate level of capital investment in our existing restaurants. We have sufficient cash flow flexibility for investment in projects that will positively impact the business and enhance shareholder value.

We strongly believe the investments being made in our current initiatives will strengthen our brands and allow us to improve our competitive position and deliver profitable growth over the long term for our shareholders. Our unique food and signature drinks; improved service; and our updated atmospheres will drive positive sales growth and guest loyalty. Global expansion allows further diversification which will enable us to build strength in a variety of markets and economic conditions. This expansion will come through equity investments, joint venture arrangements and franchise relationships, taking advantage of demographic and eating trends that will accelerate in the international market over the next decade. Our growing percentage of franchise operations both domestically and internationally enable us to improve margins as royalty payments impact the bottom line.

The casual dining industry is a competitive business which is sensitive to changes in economic conditions, trends in lifestyles and fluctuating costs. Our priority remains increasing profit growth over time. We believe that this focus, combined with discipline around the use of capital and efficient management of operating expenses, will enable us to maintain our position as an industry leader. We remain confident in the financial health of our company, the long-term prospects of the industry as well as our ability to perform effectively in a competitive marketplace and a variety of economic environments.

RESULTS OF OPERATIONS FOR FISCAL YEARS 2010, 2009, AND 2008

The following table sets forth income and expense items as a percentage of total revenues for the periods indicated:

	Percentage of Total Revenues Fiscal Years
	2010	2009	2008
Revenues	100.0%	100.0%	100.0%

Operating Costs and Expenses:
Cost of sales	28.5%	28.2%	28.5%
Restaurant expenses	55.5%	56.1%	56.0%
Depreciation and amortization	4.8%	4.5%	3.8%
General and administrative	4.8%	4.5%	4.3%
Other gains and charges	1.0%	3.6%	5.1%

Total operating costs and expenses	94.6%	96.9%	97.7%

Operating income	5.4%	3.1%	2.3%
Interest expense	1.0%	1.0%	1.2%
Other, net	(0.2)%	(0.3)%	(0.1)%

Income before provision for income taxes	4.6%	2.4%	1.2%
Provision for income taxes	1.0%	0.2%	0.0%

Income from continuing operations	3.6%	2.2%	1.2%
Income from discontinued operations, net of taxes	1.2%	0.2%	0.1%

Net income	4.8%	2.4%	1.3%

REVENUES

Revenues for fiscal 2010 decreased to $2,858.5 million, a 12.8% decrease from the $3,276.4 million generated for fiscal 2009. The 53rd week contributed additional revenue of approximately $52 million in fiscal 2010. The decrease in revenue was primarily attributable to net declines in capacity at company-owned restaurants as well as a decrease in comparable restaurant sales as follows:

	Fiscal Year Ended June 30, 2010
	Capacity(1)	Price Increase(1)	Mix Shift(1)	Comparable Sales(1)
Brinker International	(13.2)%	1.3%	(1.2)%	(4.2)%
Chili’s	(4.1)%	1.5%	(1.2)%	(4.6)%
Maggiano’s	2.3%	0.5%	(1.2)%	(1.2)%

(1)	Amounts are calculated based on 52 weeks in each fiscal year.

Our capacity decreased 13.2% in fiscal 2010 (as measured by average-weighted sales weeks). The reduction in capacity was primarily due to the sale of 189 Macaroni Grill restaurants at the end of the second quarter of fiscal 2009 as well as the sale of 21 Chili’s restaurants to a franchisee and 11 restaurant closures during fiscal 2010.

Comparable restaurant sales decreased 4.2% in fiscal 2010 compared to fiscal 2009. The decrease in comparable restaurant sales resulted from a decline in guest traffic and unfavorable product mix shifts at Chili’s and Maggiano’s, partially offset by an increase in menu prices at both brands.

Revenues for fiscal 2009 decreased to $3,276.4 million, a 15.1% decrease from the $3,860.9 million generated for fiscal 2008. The decrease in revenue was primarily attributable to net declines in capacity at company-owned restaurants as well as a decrease in comparable restaurant sales as follows:

	Fiscal Year Ended June 24, 2009
	Capacity	Price Increase	Mix Shift	Comparable Sales
Brinker International	(11.8)%	3.0%	(0.9)%	(5.8)%
Chili’s	(1.6)%	3.2%	(0.8)%	(5.6)%
Maggiano’s	3.7%	1.5%	(2.2)%	(7.3)%
Macaroni Grill(1)	(14.6)%	2.8%	(1.1)%	(9.8)%

(1)	Macaroni Grill capacity and comparable restaurant sales for the fiscal year ended June 24, 2009 includes the impact through the sale date of December 18, 2008.

Our capacity decreased 11.8% in fiscal 2009 primarily due to the sale of 198 restaurants (189 of which were Macaroni Grills) and 42 restaurant closures (five of which were Macaroni Grills) during fiscal 2009, partially offset by the development of new company-owned restaurants.

Comparable restaurant sales decreased 5.8% in fiscal 2009 compared to fiscal 2008. The decrease in comparable restaurant sales resulted from a decline in guest traffic and unfavorable product mix shifts across all brands, partially offset by an increase in menu prices across all brands.

COSTS AND EXPENSES

Cost of sales, as a percent of revenues, increased 0.3% in fiscal 2010. Cost of sales was negatively impacted by promotions and the impact of the new menu rollout at Chili’s, partially offset by favorable menu pricing and favorable commodity prices for beef and chicken. Cost of sales, as a percent of revenues, decreased 0.3% in fiscal 2009. Cost of sales was favorably impacted by decreased commodity usage from efforts to reduce waste, menu item changes, menu price increases and favorable product mix shifts, partially offset by unfavorable commodity price changes primarily in beef, poultry, produce and cooking oils.

Restaurant expenses, as a percent of revenues, decreased 0.6% in fiscal 2010 primarily driven by reduced labor from reductions in headcount, reduced utility and advertising, sales leverage due to the additional operating week and the receipt of a $3.3 million credit card class action lawsuit settlement. Restaurant expenses, as a percent of revenues, increased 0.1% in fiscal 2009 primarily driven by sales deleverage on fixed costs, partially offset by lower restaurant opening expenses due to fewer restaurant openings and lower labor costs due to efficiency improvements.

Depreciation and amortization decreased $9.4 million in fiscal 2010 and $2.2 million in fiscal 2009 primarily driven by an increase in fully depreciated assets and restaurant closures, partially offset by an increase in depreciation due to asset replacements, investments in existing restaurants and the addition of new restaurants.

General and administrative expenses decreased $11.1 million in fiscal 2010 and $16.6 million in fiscal 2009 primarily due to lower headcount and the sale of Macaroni Grill, decreases in professional fees, and income related to transitional services provided to Macaroni Grill that offset the internal cost of providing the services. The reductions in general and administrative expenses were partially offset by higher annual performance based compensation expense.

Other gains and charges in fiscal 2010 included a $19.8 million impairment charge related to 22 underperforming restaurants that are continuing to operate. We also recorded $4.0 million in lease termination charges and $5.4 million in long-lived asset impairments resulting from the decision to close nine underperforming restaurants. Additionally, we recorded $2.4 million in lease termination charges related to restaurants closed in prior years and $1.9 million in severance and other benefits resulting from organizational changes. These charges were partially offset by gains of $4.9 million related to the sale of 21 restaurants to a franchisee and land sales.

Other gains and charges in fiscal 2009 included $59.4 million in charges primarily resulting from the decision to close 37 underperforming restaurants, including eight international restaurants. The charges include $40.8 million in long-lived asset impairments, $5.2 million in lease termination charges, $1.2 million of charges related to the write-off of other assets and liabilities, and $2.1 million of charges related to realized foreign currency translation losses. Also included is $6.2 million in lease termination charges associated with restaurants closed in prior years. Additionally, we recorded a $10.5 million impairment charge related to underperforming restaurants that are continuing to operate, a $7.7 million goodwill impairment charge as a result of the international restaurant closings and organizational changes resulted in charges of $5.5 million for severance and other costs. In December 2008, we sold Macaroni Grill to Mac Acquisition and recorded a loss on the sale of $40.4 million. The charges were partially offset by a $3.9 million gain related to the sale of nine restaurants to a franchisee and land sales.

Other gains and charges in fiscal 2008 included $43.8 million in charges primarily related to long-lived asset impairments resulting from the closure of 49 underperforming restaurants. The charges include $34.7 million of long-lived asset impairments and $9.0 million in lease termination charges. We also recorded a $7.5 million impairment charge related to underperforming restaurants that are continuing to operate, a $13.1 million charge related to asset write-offs for sites under development and other discontinued projects, and organizational changes resulted in charges of $7.2 million for severance and other costs. Additionally, we recorded impairment charges of $152.7 million to write-down the net assets of Macaroni Grill to their estimated fair value, less costs to sell. The charges were partially offset by a $29.7 million gain related to the sale of 76 company-owned Chili’s restaurants to ERJ Dining IV, LLC.

Interest expense decreased $4.8 million in fiscal 2010 primarily as a result of lower average debt balances and a decrease in interest rates on our debt carrying variable interest rates. We repaid $190.0 million on the three-year term loan during the year. These decreases were partially offset by $1.7 million in accelerated expense related to the remaining capitalized financing costs associated with the terminated revolving credit facility. Interest expense decreased $12.5 million in fiscal 2009 primarily due to lower average borrowing balances on our credit facilities and lower interest rates on our debt carrying variable interest rates, partially offset by a decrease in capitalized interest due to a reduction in company-owned restaurants developed in fiscal 2009 compared to fiscal 2008. Additionally, we repurchased and retired $10.0 million of the 5.75% notes at a discount and recorded a $1.3 million gain on the extinguishment of debt.

Other, net in fiscal 2010 includes $4.7 million of sublease income from Mac Acquisition as part of the sale agreement and other subtenants as well as $0.6 million of interest income on short-term investment balances. Other, net in fiscal 2009 includes a $5.5 million gain from insurance proceeds, $1.7 million of sublease income and $1.6 million of interest income on short-term investment balances. Other, net in fiscal 2008 includes $3.4 million of interest income on short-term investment balances. The reduction in interest income on short-term investment balances since 2008 is primarily due to a decline in the interest rate earned on these balances.

Income from discontinued operations, net of taxes, increased to $34.0 million in fiscal 2010 from $7.0 million in fiscal 2009. In fiscal 2010, we recorded a $16.5 million pre-tax gain on the sale of the On The Border restaurants.

INCOME TAXES

The effective income tax rate from continuing operations was 21.4%, 8.5% and 5.5% for fiscal 2010, 2009 and 2008, respectively. The variation in the effective tax rates during fiscal 2009 and 2008 was significantly impacted by the loss on the sale of Macaroni Grill and charges for long-lived asset impairments in fiscal 2009 and other gains and charges and nontaxable insurance proceeds in fiscal 2008. Excluding the impact of these significant non-recurring items, the effective income tax rate was consistent for the last three fiscal years.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

The following is a summary of our cash flows from operating, investing and financing activities of both continuing and discontinued operations (in thousands):

	2010	2009
Net cash provided by/(used in):
Continuing operations:
Operating activities	$297,402	$234,007
Investing activities	(4,527)	(6,211)
Financing activities	(249,438)	(224,385)

Discontinued operations:
Operating activities	39,033	40,958
Investing activities	167,998	(4,927)
Financing activities	—	—

Net increase in cash and cash equivalents	$250,468	$39,442

Cash Flow from Operating Activities—Continuing Operations

Our primary source of liquidity is cash flows generated from our restaurant operations. We expect our ability to generate solid cash flows from operations to continue into the future. Net cash provided by operating activities of continuing operations for fiscal 2010 increased to approximately $297.4 million compared to $234.0 million in the prior year primarily due to the timing of income tax payments as well as operational payments and receipts, partially offset by a decline in operating profitability driven by the sale of Macaroni Grill and depressed market conditions.

Excluding the impact of assets held for sale, working capital increased to $51.2 million at June 30, 2010 from a deficit of $49.5 million at June 24, 2009 primarily due to proceeds from the sale of On The Border and the retention of cash from operations to maximize our liquidity position, partially offset by payments made on long-term debt and the timing of income tax payments.

Cash Flow from Investing Activities—Continuing Operations

Net cash used in investing activities of continuing operations for fiscal 2010 decreased to approximately $4.5 million compared to $6.2 million in the prior year. The decrease was primarily due to a reduction in capital expenditures as well as the dissolution of our wholly-owned captive insurance company, which allowed us to access $29.7 million of cash that was previously pledged as collateral and classified as restricted. The decrease was partially offset by higher proceeds from asset sales in the prior year primarily due to the sale of Macaroni Grill in December 2008.

Capital expenditures consist of ongoing remodel investments, purchases of new and replacement restaurant furniture and equipment, investments in information technology infrastructure, and new restaurants under construction. Capital expenditures were $60.9 million for fiscal 2010 compared to $88.2 million for fiscal 2009. The reduction in capital expenditures is primarily due to a decrease in company-owned restaurant development and remodel investments in fiscal 2010 compared to prior year. We estimate that our capital expenditures during fiscal 2011 will be approximately $115 million to $120 million and will be funded entirely by cash from operations.

We also sold 21 Chili’s restaurants to a franchisee in December 2009 for $19.0 million.

Cash Flow from Financing Activities—Continuing Operations

Net cash used in financing activities of continuing operations for fiscal 2010 increased to approximately $249.4 million compared to $224.4 million in the prior year primarily due to higher debt payments and share repurchases.

During fiscal 2010, we repaid $190.0 million on our three-year original $400.0 million term loan agreement which was set to expire in October 2010. In June 2010, we refinanced the outstanding term loan balance of $200.0 million by entering into a five-year term loan agreement. The new term loan bears interest at LIBOR plus an applicable margin, which is a function of our credit rating at such time, but is subject to a maximum of LIBOR plus 3.25%, and expires in June 2015. Based on our current credit rating, we are paying interest at a rate of LIBOR plus 2.75% (3.10% as of June 30, 2010).

We paid dividends of $34.4 million, or $0.33 per share, to common stock shareholders during fiscal 2010. The fourth quarter dividend of $0.14 per share was declared in March 2010 and paid in July 2010. We have increased the dividend by 27 percent from $0.11 to $0.14 per share beginning with the fourth quarter payment. We will use a 40 percent dividend payout ratio as a guideline to provide additional return to shareholders.

Pursuant to our stock repurchase plan, we repurchased approximately 1.0 million shares of our common stock for $20.0 million during fiscal 2010.

In conjunction with the refinancing of our term loan in June 2010, we entered into a new revolving credit facility agreement and terminated the previous agreement which was set to expire in February 2012. The new facility was reduced to $200 million, bears interest at LIBOR plus an applicable margin, which is a function of our credit rating at such time, but is subject to a maximum of LIBOR plus 3.25%, and expires in June 2015. Based on our current credit rating, the revolving credit facility carries an interest rate of LIBOR plus 2.75% (3.10% as of June 30, 2010). As of June 30, 2010, we have $200 million available to us under our revolving credit facility. We are in compliance with all financial debt covenants.

In fiscal 2010, Standard and Poor’s (“S&P”) reaffirmed our debt rating of BBB- (investment grade) with a stable outlook. Moody’s reaffirmed our corporate family rating of Ba1 (non-investment grade) and our senior unsecured note rating of Ba2 (non-investment grade) with a stable outlook. Our balance sheet is a primary focus as we have committed to reducing our leverage allowing us to retain the investment grade rating from S&P and ultimately regain our investment grade rating from Moody’s.

Our Board of Directors has authorized a total of $2,310.0 million of share repurchases. As of June 30, 2010, approximately $290 million was available under our share repurchase authorizations. Our stock repurchase plan has been and will be used to return capital to shareholders and to minimize the dilutive impact of stock options and other share-based awards. We intend to repurchase shares with the proceeds from the On The Border divestiture as well as with excess free cash flow over time as business results permit. Repurchased common stock is reflected as a reduction of shareholders’ equity.

We have evaluated ways to monetize the value of our owned real estate and determined that the alternatives considered are more costly than other financing options currently available due to a combination of the income tax impact and higher effective borrowing rates.

Cash Flow from Discontinued Operations

In June 2010, we sold On The Border to OTB Acquisition for gross proceeds of approximately $180 million.

Cash Flow Outlook

We believe that our various sources of capital, including cash flow from operating activities of continuing operations and availability under our existing credit facility are adequate to finance operations as well as the repayment of current debt obligations. We are not aware of any other event or trend that would potentially affect our liquidity. In the event such a trend develops, we believe that there are sufficient funds available under our credit facility and from our internal cash generating capabilities to adequately manage our ongoing business.

Payments due under our contractual obligations for outstanding indebtedness, purchase obligations as defined by the Securities and Exchange Commission (“SEC”), and the expiration of the credit facility as of June 30, 2010 are as follows:

	Payments Due by Period (in thousands)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt(a)	$556,105	$31,675	$73,350	$451,080	$—
Capital leases	86,580	5,262	10,840	11,273	59,205
Operating leases	602,746	100,152	180,859	142,899	178,836
Purchase obligations(b)	137,586	27,215	27,308	22,443	60,620

	Amount of Revolving Credit Facility Expiration by Period (in thousands)
	Total Commitment	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Revolving credit facility	$200,000	$—	$—	$200,000	$—

(a)	Long-term debt consists of amounts owed on the five-year term loan, 5.75% notes, and accrued interest on fixed-rate obligations totaling $66.7 million. No amount was outstanding under the revolving credit facility as of June 30, 2010.

(b)	A “purchase obligation” is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase obligations primarily consist of long-term obligations for the purchase of fountain beverages, energy, and telecommunication services and exclude agreements that are cancelable without significant penalty.

In addition to the amounts shown in the table above, $18.9 million of unrecognized tax benefits have been recorded as liabilities. The timing and amounts of future cash payments related to these liabilities are uncertain.

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

Stock Based Compensation

We measure and recognize compensation cost at fair value for all share-based payments, including stock options. We determine the fair value of our stock option awards using the Black-Scholes option valuation model. The Black-Scholes model requires judgmental assumptions including expected life and stock price volatility. We base our expected life assumptions on historical experience regarding option life. Stock price volatility is calculated based on historical prices and the expected life of the options. We determine the fair value of our performance shares using a Monte Carlo simulation model. The Monte Carlo method is a statistical modeling technique that requires highly judgmental assumptions regarding our future operating performance compared to our plan designated peer group in the future. The simulation is based on a probability model and market-based inputs that are used to predict future stock returns. We use the historical operating performance and correlation of stock performance to the S&P 500 composite index of us and our peer group as inputs to the simulation model. These historical returns could differ significantly in the future and as a result, the fair value assigned to the performance shares could vary significantly to the final payout. We believe the Monte Carlo simulation model provides the best evidence of fair value at the grant date and is an appropriate technique for valuing share-based awards. We recognize compensation expense for only the portion of share-based awards that are expected to vest. Therefore, we apply estimated forfeiture rates that are derived from our historical forfeitures of similar awards.

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

We record a liability for unrecognized tax benefits resulting from tax positions taken, or expected to be taken, in an income tax return. We recognize any interest and penalties related to unrecognized tax benefits in income tax expense. Significant judgment is required in assessing, among other things, the timing and amounts of deductible and taxable items. Tax reserves are evaluated and adjusted as appropriate, while taking into account the progress of audits of various taxing jurisdictions.

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

Impairment of Long-Lived Assets

We review the carrying amount of property and equipment semi-annually or when events or circumstances indicate that the carrying amount may not be recoverable. If the carrying amount is not recoverable, we record an impairment charge for the excess of the carrying amount over the fair value. We determine fair value based on projected discounted future operating cash flows of the restaurants over their remaining service life using a discount rate that is commensurate with the risk inherent in our current business model, which reflects our own judgment. This process requires the use of estimates and assumptions, which are subject to a high degree of judgment.

Impairment of Goodwill

We assess the recoverability of goodwill related to our restaurant brands on an annual basis or more often if circumstances or events indicate impairment may exist. We consider our restaurants brands, Chili’s and Maggiano’s, to be both our operating segments and reporting units. The impairment test is a two-step process. Step one includes comparing the fair value of our reporting units to their carrying value. If the fair value of the reporting unit exceeds the carrying value, then the goodwill balance is not impaired and no further evaluation is required. If the carrying value of the reporting unit exceeds its fair value, impairment may exist and performing step two is necessary to determine the impairment loss. The amount of impairment would be determined by performing a hypothetical analysis resulting in an implied goodwill value by performing a fair value allocation as if the unit were being acquired in a business combination. This implied value would be compared to the carrying value to determine the amount of impairment loss, if any.

We determine fair value based on projected discounted future operating cash flows of the restaurant brands using a discount rate that is commensurate with the risk inherent in our current business model, which reflects our own judgment. We make assumptions regarding future profits and cash flows, expected growth rates, terminal values, and other factors which could significantly impact the fair value calculations. In the event that these assumptions change in the future, we may be required to record impairment charges related to goodwill. The fair value of our reporting units was substantially in excess of the carry value as of our fiscal 2010 goodwill impairment test that was performed at the end of the second quarter. No indicators of impairment were identified from the date of our impairment test through the end of fiscal year 2010.

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

Recent Accounting Pronouncements

In December 2006, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) Subtopic 820-10, an amendment to ASC 820, “Fair Value Measurements and Disclosures,” which clarifies the definition of fair value, describes methods used to appropriately measure fair value, and expands fair value disclosure requirements, but does not change existing guidance as to whether or not an instrument is carried at fair value. For financial assets and liabilities, ASC Subtopic 820-10 is effective for fiscal years beginning after November 15, 2007, which required that we adopt these provisions in fiscal 2009. For nonfinancial assets and liabilities, ASC Subtopic 820-10 is effective for fiscal years beginning after November 15, 2008, which required that we adopt these provisions in the first quarter of fiscal 2010. The adoption of ASC Subtopic 820-10 did not have a material impact on our financial statements.

In December 2007, the FASB issued ASC Topic 805, “Business Combinations.” All business combinations will be accounted for by applying the acquisition method. ASC Topic 805 requires most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at full fair value. ASC Topic 805 is effective for annual reporting periods beginning on or after December 15, 2008, which required that we adopt these provisions beginning in the first quarter of fiscal 2010 for business combinations occurring on or after the effective date. We did not complete any business combinations in fiscal 2010.

In June 2008, the FASB issued ASC Subtopic 260-10, an amendment to ASC 260, “Earnings Per Share,” which provides that unvested share-based payment awards that contain non-forfeitable rights to dividends that are paid or unpaid are participating securities and shall be included in the computation of earnings per share based on the two-class method. The two-class method is an earnings allocation method for computing earnings per share when an entity’s capital structure includes either two or more classes of common stock or common stock and participating securities. ASC Subtopic 260-10 is effective for fiscal years beginning after December 15, 2008, which required us to adopt these provisions in the first quarter of fiscal 2010. The adoption of ASC Subtopic 260-10 did not have a material impact on our financial statements.

In June 2009, the FASB issued ASC Topic 105, “Generally Accepted Accounting Principles (“GAAP”),” which establishes the FASB ASC as the single official source of authoritative, nongovernmental U.S. GAAP. The ASC did not change GAAP but reorganizes the literature. ASC Topic 105 is effective for interim and annual periods ending after September 15, 2009, which required us to adopt these provisions in the first quarter of fiscal 2010.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to interest rate risk on short-term and long-term financial instruments carrying variable interest rates. The variable rate financial instruments consist of the outstanding borrowings on our term loan and revolving credit facility. At June 30, 2010, $200.0 million was outstanding under the term loan and no amount was outstanding under the revolving credit facility. The impact on our annual results of operations of a one-point interest rate change on the outstanding balance of these variable rate financial instruments as of June 30, 2010 would be approximately $2.0 million.

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

BRINKER INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

	Fiscal Years
	2010	2009	2008
Revenues	$2,858,498	$3,276,362	$3,860,921

Operating Costs and Expenses:
Cost of sales	816,015	923,668	1,101,125
Restaurant expenses	1,587,396	1,838,735	2,161,986
Depreciation and amortization	135,832	145,220	147,393
General and administrative	136,270	147,372	163,996
Other gains and charges	28,485	118,612	196,364

Total operating costs and expenses	2,703,998	3,173,607	3,770,864

Operating income	154,500	102,755	90,057
Interest expense	28,515	33,330	45,862
Other, net	(6,001)	(9,430)	(4,046)

Income before provision for income taxes	131,986	78,855	48,241
Provision for income taxes	28,264	6,734	2,644

Income from continuing operations	103,722	72,121	45,597
Income from discontinued operations, net of taxes	33,982	7,045	6,125

Net income	$137,704	$79,166	$51,722

Basic net income per share:
Income from continuing operations	$1.02	$0.71	$0.44

Income from discontinued operations	$0.33	$0.07	$0.06

Net income per share	$1.35	$0.78	$0.50

Diluted net income per share
Income from continuing operations	$1.01	$0.70	$0.43

Income from discontinued operations	$0.33	$0.07	$0.06

Net income per share	$1.34	$0.77	$0.49

Basic weighted average shares outstanding	102,287	101,852	103,101

Diluted weighted average shares outstanding	103,044	102,713	104,897

Cash dividends per share	$0.47	$0.44	$0.42

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	2010	2009
ASSETS
Current Assets:
Cash and cash equivalents	$344,624	$94,156
Accounts receivable	45,140	48,557
Inventories	26,735	33,845
Prepaid expenses and other	63,961	90,218
Income taxes receivable	—	41,620
Deferred income taxes	20,607	50,785
Assets held for sale	—	170,133

Total current assets	501,067	529,314

Property and Equipment:
Land	163,018	173,758
Buildings and leasehold improvements	1,367,646	1,399,843
Furniture and equipment	556,815	579,290
Construction-in-progress	11,870	9,031

	2,099,349	2,161,922
Less accumulated depreciation and amortization	(970,272)	(914,142)

Net property and equipment	1,129,077	1,247,780

Other Assets:
Goodwill	124,089	124,932
Deferred income taxes	44,213	—
Other	53,658	46,921

Total other assets	221,960	171,853

Total assets	$1,852,104	$1,948,947

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Current installments of long-term debt	$16,866	$1,815
Accounts payable	112,824	121,483
Accrued liabilities	300,540	285,406
Income taxes payable	19,647	—
Liabilities associated with assets held for sale	—	9,798

Total current liabilities	449,877	418,502

Long-term debt, less current installments	524,511	727,447
Deferred income taxes	—	4,295
Other liabilities	148,968	151,779

Commitments and Contingencies (Notes 10 and 15)

Shareholders’ Equity:
Common stock—250,000,000 authorized shares; $.10 par value; 176,246,649 shares issued and 101,571,588 shares outstanding at June 30, 2010, and 176,246,649 shares issued and 102,124,842 shares outstanding at June 24, 2009	17,625	17,625
Additional paid-in capital	465,721	463,980
Retained earnings	1,923,561	1,834,307

	2,406,907	2,315,912
Less treasury stock, at cost (74,675,061 shares at June 30, 2010 and 74,121,807 shares at June 24, 2009)	(1,678,159)	(1,668,988)

Total shareholders’ equity	728,748	646,924

Total liabilities and shareholders’ equity	$1,852,104	$1,948,947

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount
Balances at June 27, 2007	110,127	$17,625	$450,665	$1,791,311	$(1,454,475)	$(37)	$805,089

Net income	—	—	—	51,722	—	—	51,722
Currency translation adjustment	—	—	—	—	—	(131)	(131)

Comprehensive income							51,591

Adjustment to initially apply FIN 48	—	—	—	847	—	—	847
Cash dividends ($0.42 per share)	—	—	—	(43,580)	—	—	(43,580)
Stock-based compensation	—	—	16,100	—	—	—	16,100
Purchases of treasury stock	(9,130)	—	(465)	—	(240,319)	—	(240,784)
Issuances of common stock	345	—	(2,472)	—	7,749	—	5,277
Tax benefit from stock options exercised	—	—	549	—	—	—	549
Forfeitures of restricted stock, net of issuances	(26)	—	289	—	(289)	—	—

Balances at June 25, 2008	101,316	17,625	464,666	1,800,300	(1,687,334)	(168)	595,089
Net income	—	—	—	79,166	—	—	79,166
Currency translation adjustment	—	—	—	—	—	(2,068)	(2,068)
Realized loss on currency translation	—	—	—	—	—	2,236	2,236

Comprehensive income							79,334

Cash dividends ($0.44 per share)	—	—	—	(45,159)	—	—	(45,159)
Stock-based compensation	—	—	17,518	—	—	—	17,518
Purchases of treasury stock	(30)	—	(3,116)	—	(623)	—	(3,739)
Issuances of common stock	816	—	(13,721)	—	18,371	—	4,650
Tax benefit from stock options exercised	—	—	(769)	—	—	—	(769)
Issuances of restricted stock, net of forfeitures	23	—	(598)	—	598	—	—

Balances at June 24, 2009	102,125	17,625	463,980	1,834,307	(1,668,988)	—	646,924
Net income and comprehensive income	—	—	—	137,704	—	—	137,704

Cash dividends ($0.47 per share)	—	—	—	(48,450)	—	—	(48,450)
Stock-based compensation	—	—	16,493	—	—	—	16,493
Purchases of treasury stock	(1,046)	—	(2,448)	—	(20,420)	—	(22,868)
Issuances of common stock	518	—	(9,268)	—	11,664	—	2,396
Tax benefit from stock options exercised	—	—	(3,451)	—	—	—	(3,451)
Issuances of restricted stock, net of forfeitures	(25)	—	415	—	(415)	—	—

Balances at June 30, 2010	101,572	$17,625	$465,721	$1,923,561	$(1,678,159)	$—	$728,748

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Fiscal Years
	2010	2009	2008
Cash Flows from Operating Activities:
Net income	$137,704	$79,166	$51,722
Income from discontinued operations, net of taxes	(33,982)	(7,045)	(6,125)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	135,832	145,220	147,393
Restructure charges and other impairments	31,766	76,957	218,431
Deferred income taxes	(25,516)	40,921	(69,081)
(Gain) Loss on sale of assets	(4,878)	36,955	(29,682)
Stock-based compensation	15,595	17,128	15,244
Other	2,523	(823)	283

Changes in assets and liabilities, excluding effects of acquisitions and dispositions:
Accounts receivable	6,083	(800)	(289)
Inventories	6,544	(1,680)	(9,199)
Prepaid expenses and other	1,847	2,150	2,136
Other assets	551	1,697	488
Income taxes payable	51,800	(42,153)	3,598
Accounts payable	(9,963)	(43,512)	13,320
Accrued liabilities	(7,483)	(68,199)	(20,489)
Other liabilities	(11,021)	(1,975)	8,959

Net cash provided by operating activities of continuing operations	297,402	234,007	326,709

Cash Flows from Investing Activities:
Payments for property and equipment	(60,879)	(88,152)	(256,938)
Decrease (Increase) in restricted cash	29,749	4,688	(34,435)
Proceeds from sale of assets	26,603	81,865	127,780
Investment in equity method investee	—	(4,612)	(8,711)
Payments for purchases of restaurants	—	—	(2,418)

Net cash used in investing activities of continuing operations	(4,527)	(6,211)	(174,722)

Cash Flows from Financing Activities:
Payments on long-term debt	(391,046)	(19,735)	(1,062)
Net proceeds from issuance of long-term debt	196,389	—	399,287
Payments of dividends	(34,448)	(45,355)	(42,914)
Purchases of treasury stock	(22,868)	(3,739)	(240,784)
Proceeds from issuances of treasury stock	2,396	4,650	5,277
Excess tax benefits from stock-based compensation	139	551	330
Net payments on credit facilities	—	(160,757)	(323,586)

Net cash used in financing activities of continuing operations	(249,438)	(224,385)	(203,452)

Cash Flows from Discontinued Operations:
Net cash provided by operating activities	39,033	40,958	34,928
Net cash provided by (used in) investing activities	167,998	(4,927)	(13,572)

Net cash provided by discontinued operations	207,031	36,031	21,356

Net change in cash and cash equivalents	250,468	39,442	(30,109)
Cash and cash equivalents at beginning of year	94,156	54,714	84,823

Cash and cash equivalents at end of year	$344,624	$94,156	$54,714

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Nature of Operations

We are principally engaged in the ownership, operation, development, and franchising of the Chili’s Grill & Bar (“Chili’s”) and Maggiano’s Little Italy (“Maggiano’s”) restaurant brands. At June 30, 2010, we owned, operated, or franchised 1,550 restaurants in the United States and 29 countries and two territories outside of the United States.

We sold On The Border Mexican Grill & Cantina (“On The Border”) to OTB Acquisition LLC (“OTB Acquisition”), an affiliate of San Francisco-based Golden Gate Capital, in June 2010. We sold Romano’s Macaroni Grill (“Macaroni Grill”) to Mac Acquisition LLC (“Mac Acquisition”), also an affiliate of Golden Gate Capital, in December 2008 and we currently hold an 18.2% ownership interest in the new entity.

(b)	Basis of Presentation

Our consolidated financial statements include the accounts of Brinker International, Inc. and our wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

We have a 52/53 week fiscal year ending on the last Wednesday in June. Fiscal year 2010 ended on June 30, 2010 and contained 53 weeks. Fiscal years 2009 and 2008, which ended on June 24, 2009 and June 25, 2008, respectively, each contained 52 weeks.

Certain prior year amounts in the accompanying consolidated financial statements have been reclassified to conform with fiscal 2010 presentation. These reclassifications have no effect on our net income or financial position as previously reported.

On The Border has been presented as discontinued operations in the consolidated financial statements. See Note 2 for additional disclosures. Macaroni Grill’s operating results were included in continuing operations in the consolidated financial statements for fiscal 2009 (through the sale date of December 18, 2008) and fiscal 2008 as we have involvement in the ongoing operations of Macaroni Grill.

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

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)	Fair Value Measurements

Fair value is defined as the price that we would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants on the measurement date. In determining fair value, the accounting standards establish a three level hierarchy for inputs used in measuring fair value, as follows:

•	Level 1—inputs are quoted prices in active markets for identical assets or liabilities.

•	Level 2—inputs are observable for the asset or liability, either directly or indirectly, including quoted prices in active markets for similar assets or liabilities.

•	Level 3—inputs are unobservable and reflect our own assumptions.

(f)	Cash and Cash Equivalents

Our policy is to invest cash in excess of operating requirements in income-producing investments. Income-producing investments with original maturities of three months or less are reflected as cash equivalents.

(g)	Accounts Receivable

Accounts receivable, net of the allowance for doubtful accounts, represents their estimated net realizable value. Provisions for doubtful accounts are recorded based on management’s judgment regarding our ability to collect as well as the age of the receivables. Accounts receivable are written off when they are deemed uncollectible.

(h)	Inventories

Inventories, which consist of food, beverages, and supplies, are stated at the lower of cost (weighted average cost method) or market.

(i)	Property and Equipment

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

We review the carrying amount of property and equipment semi-annually or when events or circumstances indicate that the carrying amount may not be recoverable. If the carrying amount is not recoverable, we record an impairment charge for the excess of the carrying amount over the fair value. We determine fair value based on projected discounted future operating cash flows of the restaurants over their remaining service life using a discount rate that is commensurate with the risk inherent in our current business model, which reflects our own judgment. Impairment charges are included in other gains and charges in the consolidated statements of income. Assets held for sale are reported at the lower of the carrying amount or fair value, less costs to sell.

(j)	Operating Leases

Rent expense for leases that contain scheduled rent increases is recognized on a straight-line basis over the lease term, including cancelable option periods where failure to exercise such options would result in an

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

(k)	Capitalized Interest

Interest costs capitalized during the construction period of restaurants were approximately $0.1 million, $0.7 million and $3.7 million during fiscal 2010, 2009, and 2008, respectively.

(l)	Advertising

Advertising production costs are expensed in the period when the advertising first takes place. Other advertising costs are expensed as incurred. Advertising costs, net of advertising contributions from franchisees, were $80.6 million, $103.5 million and $120.4 million in fiscal 2010, 2009, and 2008, respectively, and are included in restaurant expenses in the consolidated statements of income.

(m)	Goodwill

Goodwill is not subject to amortization, but is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill has been assigned to reporting units for purposes of impairment testing. Our two restaurant brands, Chili’s and Maggiano’s, are both reporting units and operating segments. We have established that the appropriate level to evaluate goodwill is at the operating segment level. The menu items, services offered and food preparation are virtually identical at each restaurant and our targeted customer is consistent across each brand. We maintain a centralized purchasing department which manages all purchasing and distribution for our restaurants. In addition, contracts for our food supplies are negotiated at a consolidated level in order to secure the best prices and maintain similar quality across all of our brands. Local laws, regulations and other issues may result in slightly different legal and regulatory environments; however, the overall regulatory climate within and across our operating segments is quite similar. As such, we believe that aggregating components is appropriate for the evaluation of goodwill.

Goodwill impairment tests consist of a comparison of each reporting unit’s fair value with its carrying value. We determine fair value based on projected discounted future operating cash flows of the restaurant brands using a discount rate that is commensurate with the risk inherent in our current business model, which reflects our own judgment. If the carrying value of a reporting unit exceeds its fair value, goodwill is written down to its implied fair value. We determined that there was no goodwill impairment during our annual test and no indicators of impairment were identified through the end of fiscal year 2010. See Note 6 for additional disclosures related to goodwill.

We have occasionally acquired restaurants from our franchisees. Goodwill from these acquisitions represents the excess of the cost of a business acquired over the net amounts assigned to assets acquired, including identifiable intangible assets, primarily reacquired franchise rights. We have subsequently sold some of

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

these restaurants to other franchisees and allocated goodwill from the reporting unit, or restaurant brand, to the disposal group in the determination of the gain or loss on the disposition. The allocation was based on the relative fair values of the disposal group and the portion of the reporting unit that was retained. We have recognized reacquired rights in connection with previous business combinations; however, we have not sold any restaurants acquired in those combinations.

(n)	Sales Taxes

Sales taxes collected from guests are excluded from revenues. The obligation is included in accrued liabilities until the taxes are remitted to the appropriate taxing authorities.

(o)	Self-Insurance Program

We utilize a paid loss self-insurance plan for health, general liability and workers’ compensation coverage. Predetermined loss limits have been arranged with insurance companies to limit our per occurrence cash outlay. Accrued and other liabilities include the estimated incurred but unreported costs to settle unpaid claims and estimated future claims.

In December 2009, we dissolved our wholly-owned captive insurance company which allowed us to access $29.7 million of cash that was previously pledged as collateral and classified as restricted. This cash balance was included within prepaid expenses and other in the consolidated balance sheet as of June 24, 2009 (see Note 5).

(p)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We record a liability for unrecognized tax benefits resulting from tax positions taken, or expected to be taken, in an income tax return. We recognize any interest and penalties related to unrecognized tax benefits in income tax expense. Tax reserves are evaluated and adjusted as appropriate, while taking into account the progress of audits of various taxing jurisdictions.

(q)	Stock-Based Compensation

We measure and recognize compensation cost at fair value for all share-based payments, including stock options. We record compensation expense using a graded-vesting schedule over the vesting period, or to the date on which retirement eligibility is achieved, if shorter (non-substantive vesting period approach).

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

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

performance shares is determined on the date of grant based on a Monte Carlo simulation model. The fair value of restricted stock and restricted stock units are based on our closing stock price on the date of grant.

Stock-based compensation expense from continuing operations totaled approximately $15.8 million, $17.2 million and $14.2 million for fiscal 2010, 2009 and 2008, respectively. The total income tax benefit recognized in the consolidated statements of income related to stock-based compensation expense from continuing operations was approximately $5.3 million, $6.4 million and $5.6 million during fiscal 2010, 2009 and 2008, respectively.

The weighted average fair values of option grants were $6.04, $5.52 and $7.18 during fiscal 2010, 2009 and 2008, respectively. The fair value of stock options is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2010	2009	2008
Expected volatility	53.7%	37.8%	23.6%
Risk-free interest rate	2.5%	2.9%	4.2%
Expected lives	5 years	5 years	5 years
Dividend yield	3.1%	2.8%	1.2%

Expected volatility and the expected life of stock options are based on historical experience. The risk-free rate is based on the yield of a Treasury Note with a term equal to the expected life of the stock options.

(r)	Preferred Stock

Our Board of Directors is authorized to provide for the issuance of 1.0 million preferred shares with a par value of $1.00 per share, in one or more series, and to fix the voting rights, liquidation preferences, dividend rates, conversion rights, redemption rights, and terms, including sinking fund provisions, and certain other rights and preferences. As of June 30, 2010, no preferred shares were issued.

(s)	Shareholders’ Equity

Our Board of Directors has authorized a total of $2,310.0 million of share repurchases. Pursuant to our stock repurchase plan, we repurchased approximately 1.0 million shares of our common stock for $20.0 million during fiscal 2010. As of June 30, 2010, approximately $290 million was available under our share repurchase authorizations. Our stock repurchase plan has been and will be used to return capital to shareholders and to minimize the dilutive impact of stock options and other share-based awards. In the future, we may consider additional share repurchases under our plan based on several factors, including our cash position, share price, operational liquidity, proceeds from divestitures and planned investment and financing needs. Repurchased common stock is reflected as a reduction of shareholders’ equity.

We paid dividends of $34.4 million, or $0.33 per share, to common stock shareholders during fiscal 2010. The fourth quarter dividend of $0.14 per share was declared in March 2010 and paid in July 2010.

(t)	Comprehensive Income

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Fiscal 2010 comprehensive income

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

consists of net income. Fiscal 2009 comprehensive income consists of net income, currency translation adjustments and a realized loss on currency translation adjustments related to the closure of international company-owned restaurants (see Note 4). Fiscal 2008 comprehensive income consists of net income and currency translation adjustments.

(u)	Net Income Per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. For the calculation of diluted net income per share, the basic weighted average number of shares is increased by the dilutive effect of stock options and restricted share awards, determined using the treasury stock method. We had approximately 6.9 million stock options and restricted share awards outstanding at June 30, 2010, 7.4 million stock options and restricted share awards outstanding at June 24, 2009, and 5.8 million stock options and restricted share awards outstanding at June 25, 2008 that were not included in the dilutive earnings per share calculation because the effect would have been antidilutive.

(v)	Segment Reporting

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Two or more operating segments may be aggregated into a single operating segment if they have similar economic characteristics and are similar in the following areas:

•	The nature of products and services

•	Nature of production processes

•	Type or class of customer

•	Methods used to distribute products or provide services

•	The nature of the regulatory environment, if applicable

Our two brands have similar types of products, contracts, customers, and employees and all operate as full-service restaurants offering lunch and dinner in the casual-dining segment of the industry. In addition, we have similar long-term average margins across our brands. Therefore, we believe we meet the criteria for aggregating operating segments into a single reporting segment.

2.	SALE OF ON THE BORDER AND DISCONTINUED OPERATIONS

In March 2010, we entered into an agreement with OTB Acquisition for the sale of On The Border for gross proceeds of approximately $180 million. The sale was completed in June 2010 and we recorded a pre-tax gain of $16.5 million in income from discontinued operations, net of taxes, in the consolidated statement of income in the fourth quarter of fiscal 2010. The assets sold totaled approximately $164.0 million and consisted primarily of property and equipment of $146.7 million and goodwill of $5.8 million. The associated liabilities totaled approximately $9.9 million and consisted primarily of straight-line rent accruals of $9.3 million.

As part of the sale, we entered into an agreement with OTB Acquisition whereby we provide corporate support services for the new entity through the end of fiscal 2011. The income generated will offset the internal cost of providing the services.

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	SALE OF ON THE BORDER AND DISCONTINUED OPERATIONS (Continued)

On The Border has been presented as discontinued operations in the consolidated financial statements. Discontinued operations includes only the revenues and expenses which can be specifically identified with On The Border and excludes any allocation of corporate costs, including general and administrative expenses. The results of On The Border consist of the following (in thousands):

	2010	2009	2008
Revenues	$331,247	$344,218	$374,302

Income before income taxes from discontinued operations	51,488	7,883	6,613
Income tax expense	17,506	838	488

Net income from discontinued operations(a)	$33,982	$7,045	$6,125

(a)	Other gains and charges, net of taxes, was a gain of $8.4 million, a loss of $10.2 million and a loss of $4.8 million in fiscal 2010, 2009 and 2008, respectively.

Other gains and charges in fiscal 2010 included a $16.5 million gain on the sale of On The Border partially offset by $2.9 million of charges related to long-lived asset impairments and lease termination charges primarily associated with the closure of three underperforming restaurants.

Other gains and charges in fiscal 2009 included a $9.0 million charge related to long-lived asset impairments, $1.0 million of lease termination charges resulting from the decision to close six underperforming restaurants and $1.6 million of lease termination charges associated with restaurants closed in prior years. Also included was a $3.7 million impairment charge associated with four underperforming restaurants that are continuing to operate.

Other gains and charges in fiscal 2008 included a $6.3 million charge related to long-lived asset impairments resulting from the decision to close 12 underperforming restaurants and a $0.7 million charge related to the decrease in the estimated sales value of land associated with previously closed restaurants.

3.	OTHER RESTAURANT DISPOSITIONS AND EQUITY METHOD INVESTMENTS

(a)	Sale of Macaroni Grill

In December 2008, we completed the sale of Macaroni Grill. We received cash proceeds of approximately $88.0 million and recorded a loss of $40.4 million in other gains and charges in the consolidated statement of income in fiscal 2009. The net assets sold totaled approximately $110 million and consisted primarily of property and equipment of $105 million. Macaroni Grill operating results were included in continuing operations for fiscal 2009 (through the sale date of December 18, 2008) and prior years as we have involvement in the ongoing operations of Macaroni Grill.

In December 2008, we contributed $6.0 million to the new entity representing an 18.2% ownership interest. In April 2009, we received a $6.0 million distribution representing substantially all of our equity investment in Macaroni Grill while retaining our ownership interest. We discontinued the application of the equity method of accounting subsequent to the receipt of the $6.0 million distribution and recording our share of Macaroni Grill’s net loss during fiscal 2009.

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	OTHER RESTAURANT DISPOSITIONS AND EQUITY METHOD INVESTMENTS (Continued)

During fiscal 2008, we recorded impairment charges of $152.7 million to write-down the net assets of Macaroni Grill to their estimated fair value, less costs to sell. This amount has been included in other gains and charges in the consolidated statements of income. Our estimate of fair value was based on the executed purchase agreement.

(b)	Other Dispositions

During fiscal 2010, we sold 21 restaurants to a franchisee for $19.0 million in cash and recorded a gain of $2.8 million gain in other gains and charges in the consolidated statement of income.

During fiscal 2009, we recorded gains of $3.9 million related to the sale of nine restaurants to a franchisee and other land sales.

In May 2007, we entered into an agreement with ERJ Dining IV, LLC to sell 76 company-owned Chili’s restaurants for approximately $121.9 million. The sale was completed in November 2007 and we recorded a gain of $29.7 million in other gains and charges in the consolidated statement of income in fiscal 2008. The net assets sold totaled approximately $88.2 million and consisted primarily of property and equipment of $86.4 million and goodwill of $2.7 million.

(c)	Joint Venture Investment

In November 2007, we entered into an agreement with CMR, S.A.B. de C.V. for a joint venture investment in a new corporation to develop 50 Chili’s and Maggiano’s restaurants in Mexico. We made a $4.6 million and an $8.7 million capital contribution to the joint venture in fiscal 2009 and 2008, respectively. We account for the investment under the equity method of accounting and record our share of the net income or loss of the investee within operating income since the operations of the joint venture are similar to our ongoing operations. This amount has been included in restaurant expense in our consolidated statements of income due to the immaterial nature of the amount. At June 30, 2010, 17 Chili’s restaurants were operating in the joint venture.

4.	OTHER GAINS AND CHARGES

	2010	2009	2008
Restaurant impairment charges	$19,789	$10,517	$7,450
Restaurant closure charges	13,409	59,362	43,797
Severance and other benefits	1,887	5,496	7,165
Gains on the sale of assets, net (see Note 3)	(4,878)	(3,902)	(29,684)
Charges related to the sale of Macaroni Grill (see Note 3)	—	40,362	155,661
Impairment of goodwill (see Note 6)	—	7,713	—
Development-related costs	—	—	13,055
Other gains and charges, net	(1,722)	(936)	(1,080)

	$28,485	$118,612	$196,364

We recorded impairment charges for the excess of the carrying amount of property and equipment over the fair value related to underperforming restaurants that are continuing to operate. Restaurant impairment charges were $19.8 million, $10.5 million and $7.5 million during fiscal 2010, 2009, and 2008, respectively. See Note 11 for fair value disclosures related to the fiscal 2010 charges.

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.	OTHER GAINS AND CHARGES (Continued)

In fiscal 2010, we recorded $13.4 million in charges primarily related to long-lived asset impairments resulting from the decision to close nine underperforming restaurants. The charges include $5.4 million of long-lived asset impairments and $4.0 million in lease termination charges. Also included is $2.4 million in lease termination charges related to restaurants closed in prior years.

In fiscal 2009, we recorded $59.4 million in charges primarily related to long-lived asset impairments resulting from the decision to close 37 underperforming restaurants, including eight international restaurants. The charges related to the domestic restaurant closures include $35.2 million of long-lived asset impairments, $5.2 million in lease termination charges and $1.2 million of charges related to the write-off of other assets and liabilities. The charges related to the international restaurant closures include $5.6 million of long-lived asset impairments and $2.1 million of charges related to realized foreign currency translation losses. Also included is $6.2 million in lease termination charges associated with restaurants closed in prior years.

In fiscal 2008, we recorded $43.8 million in charges primarily related to long-lived asset impairments resulting from the closure of 49 underperforming restaurants. The charges include $34.7 million of long-lived asset impairments and $9.0 million in lease termination charges.

During the last three fiscal years, we made organizational changes designed to streamline decision making and support our strategic goals and evolving business model. We incurred $1.9 million, $5.5 million and $7.2 million in severance and other benefits resulting from these actions in fiscal 2010, 2009, and 2008, respectively. The severance charges are net of income related to the forfeiture of stock-based compensation awards.

In fiscal 2008, we made the decision to reduce future domestic company-owned restaurant development as well as discontinue certain projects that did not align with our strategic goals. In connection with these actions, we incurred $13.1 million in charges related to asset write-offs for sites under development and other discontinued projects.

5.	PREPAID EXPENSES AND OTHER

Prepaid expenses and other consist of the following (in thousands):

	2010	2009
Prepaid opening supplies	$34,837	$35,906
Restricted cash (see Note 1(o))	—	29,749
Other	29,124	24,563

	$63,961	$90,218

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.	GOODWILL

The changes in the carrying amount of goodwill for the fiscal years ended June 30, 2010 and June 24, 2009 are as follows (in thousands):

	2010	2009
Balance at beginning of year:
Goodwill	$187,766	$189,705
Accumulated impairment losses(a)	(62,834)	(55,121)

	124,932	134,584

Changes in goodwill:
Impairment losses(b)	—	(7,713)
Disposals and other, net(c)	(843)	(1,939)
Balance at end of year:
Goodwill	186,923	187,766
Accumulated impairment losses	(62,834)	(62,834)

	$124,089	$124,932

(a)	The impairment losses recorded in prior years are related to restaurant brands that we no longer own.

(b)	We recorded a non-cash goodwill impairment charge of $7.7 million in fiscal 2009 resulting from the closure of eight international restaurants. This charge was included in other gains and charges in the consolidated statement of income in fiscal 2009.

(c)	Disposals and other, net primarily reflects goodwill write-offs associated with refranchising transactions.

7.	ACCRUED AND OTHER LIABILITIES

Accrued liabilities consist of the following (in thousands):

	2010	2009
Payroll	$79,159	$74,070
Gift cards	78,505	72,651
Insurance	28,234	30,021
Sales tax	24,801	23,991
Property tax	17,423	23,160
Dividends	14,565	569
Other	57,853	60,944

	$300,540	$285,406

Other liabilities consist of the following (in thousands):

	2010	2009
Straight-line rent	$52,241	$50,151
Insurance	47,123	42,361
Landlord contributions	30,810	30,564
Unrecognized tax benefits	13,290	21,783
Other	5,504	6,920

	$148,968	$151,779

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.	INCOME TAXES

The provision for income taxes from continuing operations consists of the following (in thousands):

	2010	2009	2008
Current income tax expense (benefit):
Federal	$36,493	$(41,803)	$59,088
State	9,055	(1,189)	10,883
Foreign	1,904	1,808	1,808

Total current income tax expense (benefit)	47,452	(41,184)	71,779

Deferred income tax expense (benefit):
Federal	(15,773)	41,878	(62,646)
State	(3,415)	6,040	(6,489)

Total deferred income tax expense (benefit)	(19,188)	47,918	(69,135)

	$28,264	$6,734	$2,644

A reconciliation between the reported provision for income taxes from continuing operations and the amount computed by applying the statutory Federal income tax rate of 35% to income before provision for income taxes is as follows (in thousands):

	2010	2009	2008
Income tax expense at statutory rate	$46,196	$27,599	$16,882
FICA tax credit	(16,625)	(19,307)	(21,685)
State income taxes, net of Federal benefit	1,711	3,154	2,853
Other	(3,018)	(4,712)	4,594

	$28,264	$6,734	$2,644

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.	INCOME TAXES (Continued)

The income tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities as of June 30, 2010 and June 24, 2009 are as follows (in thousands):

	2010	2009
Deferred income tax assets:
Leasing transactions	$35,795	$38,936
Stock-based compensation	17,671	19,351
Restructure charges and impairments	9,134	12,317
Insurance reserves	26,734	3,974
Employee benefit plans	1,044	1,055
Federal credit carryforward	—	18,188
Other, net	21,615	22,300

Total deferred income tax assets	111,993	116,121

Deferred income tax liabilities:
Prepaid expenses	12,963	15,197
Goodwill and other amortization	19,971	17,976
Depreciation and capitalized interest on property and equipment	11,143	28,649
Captive insurance	—	1,335
Other, net	3,096	6,474

Total deferred income tax liabilities	47,173	69,631

Net deferred income tax asset	$64,820	$46,490

A reconciliation of unrecognized tax benefits for the fiscal years ended June 30, 2010 and June 29, 2009 are as follows (in thousands):

	2010	2009
Balance at beginning of year	$27,711	$27,139
Additions based on tax positions related to the current year	1,184	4,130
Reductions based on tax positions related to prior years	(1,754)	(91)
Settlements with tax authorities	(2,290)	(4)
Expiration of statute of limitations	(6,001)	(3,463)

Balance at end of year	$18,850	$27,711

The total amount of unrecognized tax benefits as of June 30, 2010 was $18.9 million ($13.5 million of which would favorably affect the effective tax rate if resolved in our favor due to the effect of deferred tax benefits). During the next twelve months, we anticipate that it is reasonably possible that the amount of unrecognized tax benefits could be reduced by approximately $5.0 million ($3.9 million of which would affect the effective tax rate due to the effect of deferred tax benefits) either because our tax position will be sustained upon audit or as a result of the expiration of the statute of limitations for specific jurisdictions.

We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. During 2010 we recognized a benefit of approximately $1.0 million in interest due to the reduction of accrued interest from statute expirations and settlements, net of accrued interest for remaining positions,

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.	INCOME TAXES (Continued)

compared to a charge of $0.9 million in fiscal 2009. As of June 30, 2010, we had $4.9 million ($3.5 million net of a $1.4 million Federal deferred tax benefit) of interest and penalties accrued, compared to $6.3 million ($4.5 million net of a $1.8 million Federal deferred tax benefit) at June 24, 2009.

9.	DEBT

Long-term debt consists of the following (in thousands):

	2010	2009
Term loans	$200,000	$390,000
5.75% notes	289,405	289,253
Capital lease obligations (see Note 10)	51,972	50,009

	541,377	729,262
Less current installments	(16,866)	(1,815)

	$524,511	$727,447

During fiscal 2010, we repaid $190.0 million on our three-year original $400.0 million term loan agreement which was set to expire in October 2010. In June 2010, we refinanced the outstanding balance of $200.0 million by entering into a five-year term loan agreement. The new term loan bears interest at LIBOR plus an applicable margin, which is a function of our credit rating at such time, but is subject to a maximum of LIBOR plus 3.25%, and expires in June 2015. Based on our current credit rating, we are paying interest at a rate of LIBOR plus 2.75% (3.10% as of June 30, 2010).

In conjunction with the refinancing of our term loan, we entered into a new revolving credit facility agreement and terminated the previous agreement which was set to expire in February 2012. The new facility was reduced to $200 million, bears interest at LIBOR plus an applicable margin, which is a function of our credit rating at such time, but is subject to a maximum of LIBOR plus 3.25%, and expires in June 2015. Based on our current credit rating, the revolving credit facility carries an interest rate of LIBOR plus 2.75% (3.10% as of June 30, 2010). We expensed approximately $1.7 million of remaining capitalized financing costs associated with the terminated revolving credit facility, which is included in interest expense in the consolidated statement of income in fiscal 2010. As of June 30, 2010, we have $200 million available to us under our revolving credit facility.

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

Excluding capital lease obligations (see Note 10) our long-term debt maturities for the five years following June 30, 2010 are as follows (in thousands):

Fiscal Year	Long-Term Debt
2011	$15,000
2012	20,000
2013	20,000
2014	309,405
2015	125,000
Thereafter	—

$489,405

10.	LEASES

(a)	Capital Leases

We lease certain buildings under capital leases. The asset value of $40.6 million at June 30, 2010 and $36.9 million at June 24, 2009, and the related accumulated amortization of $12.5 million and $10.6 million at June 30, 2010 and June 24, 2009, respectively, are included in property and equipment. Amortization of assets under capital leases is included in depreciation and amortization expense.

(b)	Operating Leases

We lease restaurant facilities, office space, and certain equipment under operating leases having terms expiring at various dates through fiscal 2093. The restaurant leases have renewal clauses of 1 to 35 years at our option and, in some cases, have provisions for contingent rent based upon a percentage of sales in excess of specified levels, as defined in the leases. Rent expense for fiscal 2010, 2009, and 2008 was $102.5 million, $117.5 million, and $131.9 million, respectively. Contingent rent included in rent expense for fiscal 2010, 2009, and 2008 was $4.7 million, $6.5 million, and $8.8 million, respectively.

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.	LEASES (Continued)

(c)	Commitments

As of June 30, 2010, future minimum lease payments on capital and operating leases were as follows (in thousands):

Fiscal Year	Capital Leases	Operating Leases
2011	$5,262	$100,152
2012	5,367	94,049
2013	5,473	86,810
2014	5,581	77,337
2015	5,692	65,562
Thereafter	59,205	178,836

Total minimum lease payments(a)	86,580	$602,746

Imputed interest (average rate of 7%)	(34,608)

Present value of minimum lease payments	51,972
Less current installments	(1,866)

	$50,106

(a)	Future minimum lease payments have not been reduced by minimum sublease rentals due in the future under non-cancelable subleases. Sublease rentals are approximately $34.5 million and $66.8 million for capital and operating subleases, respectively.

11.	FAIR VALUE DISCLOSURES

(a)	Non-Financial Assets Measured on a Non-Recurring Basis

We review the carrying amount of property and equipment semi-annually or when events or circumstances indicate that the carrying amount may not be recoverable. If the carrying amount is not recoverable, we record an impairment charge for the excess of the carrying amount over the fair value.

Included in other gains and charges in the consolidated statement of income for fiscal 2010 is a $19.8 million charge related to the impairment of long-lived assets held for use associated with 22 underperforming restaurants that had a carrying value of $27.1 million. We determined fair value based on projected discounted future operating cash flows of the restaurants over their remaining service life using a discount rate that is commensurate with the risk inherent in our current business model, which reflects our own judgment. Our non-financial assets measured at fair value on a non-recurring basis were as follows (in thousands):

	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Total
Long-lived assets held for use	$—	$—	$7,343	$7,343

(b)	Other Financial Instruments

Our financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The fair value of cash and cash equivalents, accounts receivable and accounts payable approximates their carrying amounts while the fair value of the 5.75% notes is based on quoted market prices. The carrying value and fair value of the 5.75% notes at June 30, 2010 was $289.4 million and $302.6 million, respectively.

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.	STOCK-BASED COMPENSATION

In November 2005, our shareholders approved the Performance Share Plan, the Restricted Stock Unit Plan, and amendments to the 1998 Stock Option and Incentive Plan and the 1999 Stock Option and Incentive Plan for Non-Employee Directors and Consultants (collectively, the “Plans”). In October 2008, our shareholders approved an amendment to the 1998 Stock Option and Incentive Plan authorizing the issuance of an additional 2.0 million shares of our common stock to employees, bringing the total number of shares authorized for issuance to employees and non-employee directors and consultants under the Plans to 35.3 million. The Plans provide for grants of options to purchase our common stock, restricted stock, restricted stock units, performance shares and stock appreciation rights.

(a)	Stock Options

Expense related to stock options issued to eligible employees under the Plans is recognized using a graded-vesting schedule over the vesting period or to the date on which retirement eligibility is achieved, if shorter. Stock options generally vest over a period of 1 to 4 years and have contractual terms to exercise of 8 to 10 years. Full or partial vesting of awards may occur upon a change in control (as defined in the Plans), or upon an employee’s death, disability or involuntary termination.

Transactions during fiscal 2010 were as follows (in thousands, except option prices):

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Options outstanding at June 24, 2009	7,373	$22.08
Granted	894	16.09
Exercised	(162)	14.75
Forfeited or canceled	(465)	22.39

Options outstanding at June 30, 2010	7,640	$21.52	3.7	$—

Options exercisable at June 30, 2010	6,005	$22.14	3.0	$—

At June 30, 2010, unrecognized compensation expense related to stock options totaled approximately $3.4 million and will be recognized over a weighted average period of 2.1 years. The intrinsic value of options exercised totaled approximately $0.7 million, $3.3 million and $1.5 million during fiscal 2010, 2009 and 2008, respectively.

(b)	Restricted Share Awards

Restricted share awards consist of performance shares, restricted stock and restricted stock units. Performance shares and most restricted stock units issued to eligible employees under the Plans generally vest in full on the third anniversary of the date of grant, while restricted stock units issued to eligible employees under our career equity plan generally vest upon each employee’s retirement from the Company. Expense is recognized ratably over the vesting period, or to the date on which retirement eligibility is achieved, if shorter. Restricted stock and restricted stock units issued to eligible employees under our long-term incentive plans generally vest one-third per year beginning on the first or third anniversary of the date of grant. Restricted stock and restricted stock units issued to non-employee directors under the Plans generally vest in full on the fourth anniversary of the date of grant or upon each director’s retirement from the Board and are expensed when granted. Full or partial vesting of awards may occur upon a change in control (as defined in the Plans), or upon an employee’s death, disability or involuntary termination.

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.	STOCK-BASED COMPENSATION (Continued)

Transactions during fiscal 2010 were as follows (in thousands, except fair values):

	Number of Restricted Share Awards	Weighted Average Fair Value Per Award
Restricted share awards outstanding at June 24, 2009	2,600	$20.76
Granted	917	11.26
Vested	(843)	20.95
Forfeited	(226)	17.88

Restricted share awards outstanding at June 30, 2010	2,448	$17.40

At June 30, 2010, unrecognized compensation expense related to restricted share awards totaled approximately $9.7 million and will be recognized over a weighted average period of 2.3 years. The fair value of shares that vested during fiscal 2010, 2009, and 2008 totaled approximately $9.6 million, $12.7 million and $3.2 million, respectively.

13.	SAVINGS PLANS

We sponsor a qualified defined contribution retirement plan (“Plan I”) covering all employees who have attained the age of twenty-one and have completed one year and 1,000 hours of service. Plan I allows eligible employees to contribute, subject to IRS limitations on total annual contributions, up to 50% of their base compensation and 100% of their eligible bonuses, as defined in the plan, to various investment funds. We match in cash at a rate of 100% of the first 3% an employee contributes and 50% of the next 2% the employee contributes with immediate vesting. In fiscal 2010, 2009, and 2008, we contributed approximately $7.3 million, $8.1 million, and $8.9 million, respectively.

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

14.	SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest and income taxes is as follows (in thousands):

	2010	2009	2008
Income taxes, net of refunds	$20,052	$5,219	$62,260
Interest, net of amounts capitalized	23,923	34,473	48,919

Non-cash investing activities are as follows (in thousands):

	2010	2009	2008
Retirement of fully depreciated assets	$45,854	$46,382	$17,724

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.	CONTINGENCIES

As of June 30, 2010, we remain secondarily liable for lease payments totaling $208.0 million resulting from the sale of restaurants to franchisees and brand divestitures. This amount represents the maximum potential liability of future payments under the guarantees. These leases have been assigned to the buyers and expire at the end of the respective lease terms, which range from fiscal 2011 through fiscal 2023. In the event of default, the indemnity and default clauses in our assignment agreements govern our ability to pursue and recover damages incurred. No material liabilities have been recorded as of June 30, 2010.

Certain current and former hourly restaurant employees filed a lawsuit against us in California Superior Court alleging violations of California labor laws with respect to meal and rest breaks. The lawsuit seeks penalties and attorney’s fees and was certified as a class action in July 2006. On July 22, 2008, the California Court of Appeal decertified the class action on all claims with prejudice. On October 22, 2008, the California Supreme Court granted a writ to review the decision of the Court of Appeal. We intend to vigorously defend our position. It is not possible at this time to reasonably estimate the possible loss or range of loss, if any.

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

The following table summarizes the unaudited consolidated quarterly results of operations for fiscal 2010 and 2009 (in thousands, except per share amounts):

	Fiscal Year 2010 Quarters Ended
	Sept. 23	Dec. 23	March 24	June 30(1)
Revenues	$696,543	$705,515	$713,380	$743,060

Income before provision for income taxes	$13,411	$17,827	$44,245	$56,503

Income from continuing operations	$10,279	$14,837	$35,508	$43,098
Income from discontinued operations, net of taxes	$5,488	$3,487	$4,490	$20,517
Net income	$15,767	$18,324	$39,998	$63,615
Basic net income per share:
Income from continuing operations	$0.10	$0.14	$0.35	$0.42
Income from discontinued operations	$0.05	$0.04	$0.04	$0.20
Net income per share	$0.15	$0.18	$0.39	$0.62
Diluted net income per share:
Income from continuing operations	$0.10	$0.14	$0.35	$0.42
Income from discontinued operations	$0.05	$0.04	$0.04	$0.20
Net income per share	$0.15	$0.18	$0.39	$0.62

Basic weighted average shares outstanding	102,243	102,481	102,470	101,934
Diluted weighted average shares outstanding	103,016	102,994	103,357	102,791

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.	QUARTERLY RESULTS OF OPERATIONS (UNAUDITED) (Continued)

	Fiscal Year 2009 Quarters Ended
	Sept. 24	Dec. 24	March 25	June 24
Revenues	$893,184	$867,003	$774,067	$742,108

Income (loss) before provision for income taxes	$28,574	$(36,662)	$43,941	$43,002

Income (loss) from continuing operations	$21,016	$(16,959)	$31,014	$37,050
Income (loss) from discontinued operations, net of taxes	$2,765	$(4,805)	$3,989	$5,096
Net income (loss)	$23,781	$(21,764)	$35,003	$42,146
Basic net income (loss) per share:
Income (loss) from continuing operations	$0.20	$(0.16)	$0.30	$0.36
Income (loss) from discontinued operations	$0.03	$(0.05)	$0.04	$0.05
Net income (loss) per share	$0.23	$(0.21)	$0.34	$0.41
Diluted net income (loss) per share:(2)
Income (loss) from continuing operations	$0.20	$(0.16)	$0.30	$0.36
Income (loss) from discontinued operations	$0.03	$(0.05)	$0.04	$0.05
Net income (loss) per share	$0.23	$(0.21)	$0.34	$0.41

Basic weighted average shares outstanding	101,630	101,841	101,882	102,051
Diluted weighted average shares outstanding	102,762	102,278	102,752	103,054

(1)	The quarter ended June 30, 2010 consisted of 14 weeks, while all other quarters consisted of 13 weeks.

(2)	Due to the net loss in the second quarter of fiscal 2009, diluted loss per share is calculated using the basic weighted average number of shares. Using the actual diluted weighted average shares would result in anti-dilution of earnings per share.

Income from continuing operations for fiscal year 2010 included long-lived asset impairments of $20.6 million and $4.6 million in the second and fourth quarters, respectively. Lease termination charges of $2.2 million and $4.0 million were also incurred in the first and third quarters, respectively.

Income from discontinued operations, net of taxes, in the fourth quarter of fiscal 2010 included a pre-tax gain on the sale of On The Border of $16.5 million.

Income from continuing operations for fiscal year 2009 included restaurant closure charges of $1.5 million, $35.2 million, $7.5 million and $10.4 million in the first, second, third and fourth quarters, respectively. A loss on the sale of Macaroni Grill of $40.4 million was included in the second quarter of fiscal 2009. Restaurant impairment charges of $10.5 million and a goodwill impairment charge of $7.7 million were incurred in the fourth quarter of fiscal 2009.

Report of Independent Registered Public Accounting Firm

The Board of Directors

Brinker International, Inc.:

We have audited the accompanying consolidated balance sheets of Brinker International, Inc. and subsidiaries (“the Company”) as of June 30, 2010 and June 24, 2009, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended June 30, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brinker International and subsidiaries as of June 30, 2010 and June 24, 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2010 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of June 30, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 24, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG LLP

August 24, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors

Brinker International, Inc.:

We have audited Brinker International, Inc. and subsidiaries’ (“the Company”) internal control over financial reporting as of June 30, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2010, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Brinker International, Inc. and subsidiaries as of June 30, 2010 and June 24, 2009, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2010, and our report dated August 24, 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

August 24, 2010

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

We maintain a system of internal controls over financial reporting designed to provide reasonable assurance of the reliability of the consolidated financial statements. Our internal audit function monitors and reports on the adequacy of the compliance with the internal control system and appropriate actions are taken to address significant control deficiencies and other opportunities for improving the system as they are identified. The Audit Committee of the Board of Directors, which is comprised solely of outside directors, provides oversight to the financial reporting process through periodic meetings with our independent auditors, internal auditors, and management. Both our independent auditors and internal auditors have free access to the Audit Committee. Although no cost-effective internal control system will preclude all errors and irregularities, we believe our controls as of and for the year ended June 30, 2010 provide reasonable assurance that the consolidated financial statements are reliable.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting. We have assessed the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, we concluded that our internal control over financial reporting was effective as of June 30, 2010.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The effectiveness of our internal control over financial reporting as of June 30, 2010 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its attestation report which is included herein.

/S/ DOUGLAS H. BROOKS
DOUGLAS H. BROOKS
President and Chief Executive Officer

/S/ CHARLES M. SONSTEBY
CHARLES M. SONSTEBY
Executive Vice President and Chief Financial Officer