Form 10-K, Exhibit 13
period 2011-06-29
BRINKER INTERNATIONAL INC
filed 2011-08-29
CIK 703351

EXHIBIT 13

BRINKER INTERNATIONAL, INC.

SELECTED FINANCIAL DATA

(In thousands, except per share amounts and number of restaurants)

	Fiscal Years
	2011	2010(a)	2009	2008	2007
Income Statement Data:
Revenues	$2,761,386	$2,858,498	$3,276,362	$3,860,921	$4,007,771

Operating Costs and Expenses:
Cost of sales	742,283	816,015	923,668	1,101,125	1,126,756
Restaurant labor	886,559	926,474	1,054,078	1,239,604	1,261,579
Restaurant expenses	655,060	660,922	784,657	922,382	950,957
Depreciation and amortization	128,447	135,832	145,220	147,393	171,768
General and administrative	132,834	136,270	147,372	163,996	188,630
Other gains and charges	10,783	28,485	118,612	196,364	(9,082)

Total operating costs and expenses	2,555,966	2,703,998	3,173,607	3,770,864	3,690,608

Operating income	205,420	154,500	102,755	90,057	317,163
Interest expense	28,311	28,515	33,330	45,862	30,929
Other, net	(6,220)	(6,001)	(9,430)	(4,046)	(5,071)

Income before provision for income taxes	183,329	131,986	78,855	48,241	291,305
Provision for income taxes	42,269	28,264	6,734	2,644	80,144

Income from continuing operations	141,060	103,722	72,121	45,597	211,161
Income from discontinued operations, net of taxes	0	33,982	7,045	6,125	18,888

Net income	$141,060	$137,704	$79,166	$51,722	$230,049

Basic net income per share:
Income from continuing operations	$1.55	$1.02	$0.71	$0.44	$1.74

Income from discontinued operations	$0.00	$0.33	$0.07	$0.06	$0.16

Net income per share	$1.55	$1.35	$0.78	$0.50	$1.90

Diluted net income per share:
Income from continuing operations	$1.53	$1.01	$0.70	$0.43	$1.70

Income from discontinued operations	$0.00	$0.33	$0.07	$0.06	$0.15

Net income per share	$1.53	$1.34	$0.77	$0.49	$1.85

Basic weighted average shares outstanding	90,807	102,287	101,852	103,101	121,062

Diluted weighted average shares outstanding	92,320	103,044	102,713	104,897	124,116

Balance Sheet Data:
Working capital	$(184,241)	$51,190	$110,812	$88,745	$277,298
Total assets	1,484,568	1,852,104	1,948,947	2,193,122	2,318,021
Long-term obligations	640,057	673,479	883,521	1,061,669	960,196
Shareholders’ equity	438,910	728,748	646,924	595,089	805,089
Dividends per share	$0.56	$0.47	$0.44	$0.42	$0.34
Number of Restaurants Open (End of Period):
Company-operated	868	871	1,024	1,265	1,312
Franchised/Joint venture	711	679	665	623	489

Total	1,579	1,550	1,689	1,888	1,801

Revenues of franchisees(b)	$1,558,886

(a)	Fiscal year 2010 consisted of 53 weeks while all other periods presented consisted of 52 weeks.

(b)	Revenues of franchisees are not recorded as revenues by the Company. Management believes that franchisee revenue information is important in understanding the Company’s financial performance because these revenues are the basis on which the Company calculates and records franchise revenues.

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

We have a 52/53 week fiscal year ending on the last Wednesday in June. Fiscal years 2011 and 2009, which ended on June 29, 2011 and June 24, 2009, respectively, each contained 52 weeks. Fiscal year 2010 ended on June 30, 2010 and contained 53 weeks. The 53rd week in fiscal 2010 contributed approximately $52 million of incremental revenue and nine cents of incremental earnings per diluted share. While certain expenses increased in direct relationship to additional revenue from the 53rd week, other expenses, such as fixed costs, are incurred on a calendar month basis.

At the beginning of fiscal 2011, we began reporting certain labor and related expenses in a separate caption on the consolidated statements of income titled restaurant labor. All prior year amounts previously classified in restaurant expenses have been reclassified to conform to the fiscal 2011 presentation. Restaurant labor includes all compensation-related expenses, including benefits and incentive compensation, for restaurant team members at the general manager level and below. Labor-related expenses attributable to supervision above the individual restaurant level continue to be included in restaurant expenses. These reclassifications have no effect on our net income or financial position as previously reported.

OVERVIEW

We are principally engaged in the ownership, operation, development, and franchising of the Chili’s Grill & Bar (“Chili’s”) and Maggiano’s Little Italy (“Maggiano’s”) restaurant brands. At June 29, 2011, we owned, operated, or franchised 1,579 restaurants. We sold On The Border Mexican Grill & Cantina (“On The Border”) to OTB Acquisition LLC (“OTB Acquisition”), an affiliate of San Francisco-based Golden Gate Capital, in June 2010. On The Border is presented as discontinued operations in the consolidated financial statements.

We are committed to strategies and initiatives that are centered on long-term sales and profit growth, enhancing the guest experience and team member engagement. These strategies are intended to differentiate our brands from the competition, reduce the costs associated with managing our restaurants and establish a strong presence for our brands in key markets around the world. We will continue to maintain a strong balance sheet and financial flexibility to support our strategic initiatives and to provide stability in all operating environments.

Economic conditions have been turbulent over the last year and have provided a challenging operating environment for Brinker and the casual dining industry. Key economic factors such as total employment, consumer confidence and spending levels have been soft this year. More recently, the political environment and governmental deficits in the United States and abroad have negatively impacted consumer confidence. In addition, higher gas prices and the potential for near term commodity price increases may negatively impact the industry. We anticipate that market conditions will continue to affect our business and consumers will remain cautious. We will continue to evaluate our business and implement initiatives designed to mitigate risk, improve short-term sales and profitability and provide opportunities for long-term growth.

Our current initiatives are designed to drive profitable sales growth and improve the guest experience in our restaurants. We have implemented a team service model at Chili’s which has resulted in labor efficiencies and better guest feedback. Additional labor savings were achieved through improved food preparation procedures, a component of our kitchen retrofit initiative which was implemented at an accelerated pace in the second quarter. Another component of this initiative is the modification of our kitchens to include improved technology and equipment to provide a more consistent, high quality product at a faster pace, while generating substantial labor cost savings. We expect to install this equipment in a substantial number of Chili’s restaurants in fiscal 2012. We are also implementing new restaurant information systems which we anticipate will increase profits through increased kitchen efficiency and better inventory control. In addition to executing these operational strategies, we have repurchased shares of our common stock in order to return value to our shareholders and recently executed a revised credit facility to increase our financial flexibility while taking advantage of more favorable financing costs. We believe that the successful implementation of these operational and financial initiatives will help drive sales growth and operational efficiency while strengthening our competitive advantage and enhancing shareholder value.

We plan to leverage our improved business model and elevated guest experience by implementing multiple initiatives that will further enhance guest traffic and sales. We continually evaluate our menu at Chili’s to improve quality, freshness and value by introducing new items and improving existing favorites. Our new lunch menu items are focused on value and pace to drive our lunch daypart sales. Additionally, we have introduced new items and promotions to enhance our dinner and happy hour business. We will continue to utilize promotional activities as a tool to drive incremental sales; however, this is only one aspect of our overall sales strategy. We are committed to offering a compelling everyday menu that provides items our guests prefer at a solid value. We intend to remodel a significant number of company-owned restaurants in fiscal 2012, revitalizing Chili’s in a way which modernizes the brand and raises guest expectations regarding the quality of the experience. Improvements at Chili’s will have the most significant impact on the business; however, our results will also benefit through additional contributions from Maggiano’s and our global business. Maggiano’s sales trends and traffic continue to improve, driven by offering guests a great value with classic pasta, new menu items and direct marketing. We believe our unique food and signature drinks, improved service and updated atmospheres will result in stronger brands and sustainable sales and profit growth through increased guest loyalty and traffic.

Global expansion allows further diversification which is intended to enable us to build strength in a variety of markets and economic conditions. This expansion will come through joint venture arrangements, equity investments and franchise relationships, taking advantage of demographic and eating trends that will accelerate in the international market over the next decade. Our growing percentage of franchise operations, both domestically and internationally, enable us to improve margins as royalty payments impact the bottom line.

The casual dining industry is a competitive business which is sensitive to changes in economic conditions, trends in lifestyles and fluctuating costs. Our priority remains increasing profitable growth over time in all operating environments. We have designed both operational and financial strategies to achieve this goal and in our opinion, improve shareholder value. Success with our initiatives to improve sales trends and operational effectiveness will enhance the profitability of our restaurants and strengthen our competitive position. The effective execution of our financial strategies, including repurchasing shares of our common stock, disciplined use of capital and efficient management of operating expenses, will further enhance our profitability and return value to our shareholders. We remain confident in the financial health of our company, the long-term prospects of the industry as well as our ability to perform effectively in a competitive marketplace and a variety of economic environments.

RESULTS OF OPERATIONS FOR FISCAL YEARS 2011, 2010, AND 2009

The following table sets forth income and expense items as a percentage of total revenues for the periods indicated:

	Percentage of Total Revenues Fiscal Years
	2011	2010	2009
Revenues	100.0%	100.0%	100.0%

Operating Costs and Expenses:
Cost of sales	26.9%	28.5%	28.2%
Restaurant labor	32.1%	32.4%	32.2%
Restaurant expenses	23.7%	23.1%	23.9%
Depreciation and amortization	4.7%	4.8%	4.5%
General and administrative	4.8%	4.8%	4.5%
Other gains and charges	0.4%	1.0%	3.6%

Total operating costs and expenses	92.6%	94.6%	96.9%

Operating income	7.4%	5.4%	3.1%
Interest expense	1.0%	1.0%	1.0%
Other, net	(0.2)%	(0.2)%	(0.3)%

Income before provision for income taxes	6.6%	4.6%	2.4%
Provision for income taxes	1.5%	1.0%	0.2%

Income from continuing operations	5.1%	3.6%	2.2%
Income from discontinued operations, net of taxes	0.0%	1.2%	0.2%

Net income	5.1%	4.8%	2.4%

REVENUES

Revenues for fiscal 2011 decreased to $2,761.4 million, a 3.4% decrease from the $2,858.5 million generated for fiscal 2010. Excluding revenues of approximately $52 million attributable to the additional operating week in fiscal 2010, the decrease in revenue was primarily due to the change in comparable restaurant sales resulting from a decline in guest traffic, partially offset by favorable menu pricing, as well as a decline in capacity at company-owned restaurants as follows:

	Fiscal Year Ended June 29, 2011(1)
	Comparable Sales	Price Increase	Mix Shift	Traffic	Capacity
Company-owned	(1.2)%	1.1%	(0.1)%	(2.2)%	(1.9)%
Chili’s	(2.0)%	1.2%	0.0%	(3.2)%	(2.0)%
Maggiano’s	3.9%	0.7%	(0.6)%	3.8%	0.2%
Franchise(2)	(1.5)%
Domestic	(3.2)%
International	3.5%
System-wide(3)	(1.3)%

(1)	Amounts are calculated based on 52 weeks in each fiscal year.

(2)	Revenues generated by franchisees are not included in revenues on the consolidated statements of income; however, we generate royalty revenue and advertising fees based on franchisee revenues, where applicable. We believe including franchisee comparable restaurants revenues provides investors information regarding brand performance that is relevant to current operations and may impact future restaurant development.

(3)	System-wide comparable restaurant sales are derived from sales generated by company-owned Chili’s and Maggiano’s restaurants in addition to the sales generated at franchisee operated restaurants.

Chili’s revenues decreased to $2,321.7 million in fiscal 2011, a 4.9% decrease from $2,441.9 million in fiscal 2010. The decrease was primarily driven by the impact of the additional operating week in fiscal 2010 and a decline in comparable restaurant sales of 2.0% attributable to a decrease in guest traffic, partially offset by favorable menu pricing. Revenues were also impacted by a decrease in capacity of 2.0% for fiscal 2011 (as measured by average-weighted sales weeks) primarily due to three restaurant closures during fiscal 2011.

Maggiano’s revenues increased to $374.0 million in fiscal 2011, a 6.3% increase from $352.0 million in fiscal 2010 driven primarily by an increase in guest traffic partially offset by the impact of the additional operating week in fiscal 2010.

Royalty and franchise revenues increased 1.7% to $65.7 million in fiscal 2011 compared to $64.6 million in fiscal 2010. The increase is primarily due to the net addition of six domestic and 23 international franchised restaurants during fiscal 2011. Royalty revenues are recognized based on the sales generated by our franchisees and reported to us. Our franchisees generated approximately $1,559 million in sales, an increase of 1.1% over prior year.

Revenues for fiscal 2010 decreased to $2,858.5 million, a 12.8% decrease from the $3,276.4 million generated for fiscal 2009. The decrease in revenue was primarily attributable to the change in comparable restaurant sales resulting from a decline in guest traffic, product mix and capacity at company-owned restaurants, partially offset by the positive impact of the additional operating week as follows:

	Fiscal Year Ended June 30, 2010(1)
	Comparable Sales	Price Increase	Mix Shift	Traffic	Capacity
Company-owned	(4.2)%	1.3%	(1.2)%	(4.3)%	(13.2)%
Chili’s	(4.6)%	1.5%	(1.2)%	(4.9)%	(4.1)%
Maggiano’s	(1.2)%	0.5%	(1.2)%	(0.5)%	2.3%
Franchise(2)	(4.8)%
Domestic	(5.9)%
International	(1.2)%
System-wide(3)	(4.4)%

(1)	Amounts are calculated based on 52 weeks in each fiscal year.

(2)	Revenues generated by franchisees are not included in revenues on the consolidated statements of income; however, we generate royalty revenue and advertising fees based on franchisee revenues, where applicable. We believe including franchisee comparable restaurants revenues provides investors information regarding brand performance that is relevant to current operations and may impact future restaurant development.

(3)	System-wide comparable restaurant sales are derived from sales generated by company-owned Chili’s and Maggiano’s restaurants in addition to the sales generated at franchisee operated restaurants.

Our capacity decreased 13.2% in fiscal 2010 (as measured by average-weighted sales weeks). The reduction in capacity was primarily due to the sale of 189 Macaroni Grill restaurants at the end of the second quarter of fiscal 2009 as well as the sale of 21 Chili’s restaurants to a franchisee and 11 restaurant closures during fiscal 2010.

Chili’s revenues decreased to $2,441.9 million in fiscal 2010, a 6.5% decrease from $2,611.9 million in fiscal 2009. The decrease was primarily driven by a decline in comparable restaurant sales of 4.6%, partially offset by the impact of the additional operating week in fiscal 2010. The decrease in comparable restaurant sales was attributable to a decline in guest traffic and unfavorable product mix shifts, partially offset by favorable menu pricing. Revenues were also impacted by a decrease in capacity of 4.1% for fiscal 2010 (as measured by average-weighted sales weeks) primarily due to the sale of 21 restaurants to a franchisee and 10 Chili’s restaurant closures during fiscal 2010.

Maggiano’s revenues increased to $352.0 million in fiscal 2010, a 2.1% increase from $344.6 million in fiscal 2009. The increase was primarily driven by the additional operating week in fiscal 2010 and an increase in capacity of 2.3% for fiscal 2010 (as measured by average-weighted sales weeks) primarily due to one restaurant opening in fiscal 2010. Revenues were also impacted by a decrease in comparable restaurant sales of 1.2% resulting primarily from unfavorable product mix shifts.

Royalty and franchise revenues of $64.6 million for fiscal 2010 were flat as compared to fiscal 2009. Royalty revenues are recognized based on the sales generated by our franchisees and reported to us.

COSTS AND EXPENSES

Cost of sales, as a percent of revenues, decreased 1.6% in fiscal 2011. Cost of sales was favorably impacted primarily by improved product mix at Chili’s and decreased commodity pricing for chicken and cheese. Cost of sales, as a percent of revenues, increased 0.3% in fiscal 2010. Cost of sales was negatively impacted primarily by promotions and the impact of the new menu rollout at Chili’s, partially offset by favorable menu pricing and favorable commodity pricing for beef and chicken.

Restaurant labor, as a percent of revenues, decreased 0.3% in fiscal 2011 primarily driven by lower labor expenses due to the successful implementation of team service and food preparation initiatives at Chili’s, partially offset by higher restaurant manager incentive compensation resulting from improved restaurant performance. Restaurant labor, as a percent of revenues, increased 0.2% in fiscal 2010 primarily driven by the unfavorable impact of menu promotions and the rollout of new menu items for Chili’s, partially offset by lower manager salaries and incentive compensation due to reduced headcount. Restaurant labor includes all compensation-related expenses, including benefits and incentive compensation, for restaurant team members at the general manager level and below.

Restaurant expenses, as a percent of revenues, increased 0.6% in fiscal 2011 primarily driven by sales deleverage on fixed costs from the additional operating week in fiscal 2010 and current year changes to Maggiano’s banquet billing and compensation structure, partially offset by a reduced utilities expense due to lower rates. Restaurant expenses, as a percent of revenues, decreased 0.8% in fiscal 2010 primarily driven by reduced utility and advertising expense, sales leverage due to the additional operating week and the receipt of a $3.3 million credit card class action lawsuit settlement.

Depreciation and amortization decreased $7.4 million in fiscal 2011 and $9.4 million in fiscal 2010 primarily driven by an increase in fully depreciated assets, restaurant closures and impairments, partially offset by an increase in depreciation due to asset replacements and investments in existing restaurants.

General and administrative expenses decreased $3.4 million in fiscal 2011 primarily due to reductions in salary and stock-based compensation expenses resulting from lower headcount driven by organizational changes, partially offset by increased performance based compensation, higher professional fees and the expiration of the transitional services agreement with Macaroni Grill that offset the internal cost of providing the services. General and administrative expenses decreased $11.1 million in fiscal 2010 primarily due to lower headcount and the sale of Macaroni Grill in the second quarter of fiscal 2009, decreases in professional fees, and income related to transitional services provided to Macaroni Grill. The reductions in general and administrative expenses were partially offset by higher annual performance based compensation expense.

Other gains and charges in fiscal 2011 consisted of $5.0 million in severance and other benefits resulting from organizational changes, $3.0 million in lease termination charges related to previously closed restaurants and $1.9 million in long-lived asset impairments related to underperforming restaurants that are continuing to operate. Additionally, we recorded a $1.5 million charge related to litigation and net gains of $1.7 million related to land sales.

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

Other gains and charges in fiscal 2009 included $59.4 million in charges primarily resulting from the decision to close 37 underperforming restaurants, including eight international restaurants. The charges include $40.8 million in long-lived asset impairments, $5.2 million in lease termination charges, $1.2 million of charges related to the write-off of other assets and liabilities, and $2.1 million of charges related to realized foreign currency translation losses. Also included is $6.2 million in lease termination charges associated with restaurants closed in prior years. Additionally, we recorded a $10.5 million impairment charge related to underperforming restaurants, a $7.7 million goodwill impairment charge as a result of the international restaurant closings and organizational changes resulted in charges of $5.5 million for severance and other costs. In December 2008, we sold Macaroni Grill to Mac Acquisition and recorded a loss on the sale of $40.4 million. The charges were partially offset by a $3.9 million gain related to the sale of nine restaurants to a franchisee and land sales.

Interest expense remained flat in fiscal 2011 as a result of higher average interest rates on our debt carrying variable interest rates, offset by the impact of a lower average borrowing balance and $1.7 million in accelerated expense in the prior year related to the remaining capitalized financing costs associated with the terminated revolving credit facility in fiscal 2010. Interest expense decreased $4.8 million in fiscal 2010 primarily as a result of a lower average borrowing balance and a decrease in interest rates on our debt carrying variable interest rates. We repaid $190.0 million on the three-year term loan during the year. These decreases were partially offset by $1.7 million in accelerated expense related to the remaining capitalized financing costs associated with the terminated revolving credit facility.

Other, net in fiscal 2011 includes $5.3 million of sublease income from Mac Acquisition and franchisees as part of the sale agreements and other subtenants as well as $0.6 million of interest income on short-term investment balances. Other, net in fiscal 2010 includes $4.7 million of sublease income from Mac Acquisition as part of the sale agreement and other subtenants as well as $0.6 million of interest income on short-term investment balances. Other, net in fiscal 2009 includes a $5.5 million gain from insurance proceeds, $1.7 million of sublease income and $1.6 million of interest income on short-term investment balances.

Income from discontinued operations, net of taxes, increased to $34.0 million in fiscal 2010 from $7.0 million in fiscal 2009. In fiscal 2010, we recorded a $16.5 million pre-tax gain on the sale of the On The Border restaurants.

INCOME TAXES

The effective income tax rate from continuing operations increased to 23.1% for fiscal 2011 from 21.4% in fiscal 2010 primarily due to an increase in earnings, partially offset by the resolution of certain tax positions resulting in a positive impact in the current year greater than the prior year. Excluding the impact of special items and resolved tax positions, the effective income tax rate from continuing operations increased to 27.8% in fiscal 2011 from 26.0% in fiscal 2010 due to an increase in earnings, partially offset by a decrease in state income tax expense.

The effective income tax rate increased to 21.4% for fiscal 2010 from 8.5% for fiscal 2009. The variation in the effective tax rates during fiscal 2009 was significantly impacted by the loss on the sale of Macaroni Grill and charges for long-lived asset impairments. Excluding the impact of these significant non-recurring items, the effective income tax rate from continuing operations decreased slightly to 26.0% in fiscal 2010 compared to 26.5% in fiscal 2009 due to a decrease in earnings.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Cash Flow from Operating Activities—Continuing Operations

During fiscal 2011, net cash flow provided by operating activities of continuing operations was $260.0 million compared to $297.4 million in the prior year. The decrease was driven by significant changes in working capital during the fiscal year. The settlement of liabilities associated with the On The Border brand and cash paid for taxes in the current year negatively impacted operating cash flow in comparison to the prior year. Cash paid for taxes in the prior year was positively impacted by the recognition of losses related to the Macaroni Grill divestiture.

Working capital decreased to a deficit of $184.2 million at June 29, 2011 from a surplus of $51.2 million at June 30, 2010. The deficit as of June 29, 2011 was primarily due to purchases of treasury stock and quarterly dividend payments in fiscal 2011, partially offset by the timing of income tax and operational payments. The surplus as of June 30, 2010 was primarily due to proceeds from the sale of On The Border at year-end and the retention of cash from operations to maximize our liquidity position.

Cash Flow from Investing Activities—Continuing Operations

	2011	2010
Net cash used in investing activities (in thousands):
Payments for property and equipment	$(70,361)	$(60,879)
Proceeds from sale of assets	8,696	26,603
Investments in equity method investees	(2,896)	—
Decrease in restricted cash	—	29,749

	$(64,561)	$(4,527)

Net cash used in investing activities of continuing operations for fiscal 2011 increased to approximately $64.6 million compared to $4.5 million in the prior year. Capital expenditures increased to $70.4 million for fiscal 2011 compared to $60.9 million for fiscal 2010 driven primarily by increases in asset replacements, investments in information technology infrastructure and remodel investments. We estimate that our capital expenditures during fiscal 2012 will be approximately $155 million to $165 million and will be funded entirely by cash from operations.

During fiscal 2010, we sold 21 Chili’s restaurants to a franchisee for $19.0 million. We also dissolved our wholly-owned captive insurance company which allowed us to access $29.7 million of cash that was previously pledged as collateral and classified as restricted.

Cash Flow from Financing Activities—Continuing Operations

	2011	2010
Net cash used in financing activities (in thousands):
Purchases of treasury stock	$(422,099)	$(22,868)
Payments of dividends	(53,185)	(34,448)
Proceeds from issuances of treasury stock	33,057	2,396
Payments on long-term debt	(16,127)	(391,046)
Net proceeds from issuance of long-term debt	—	196,389
Other	291	139

	$(458,063)	$(249,438)

Net cash used in financing activities of continuing operations for fiscal 2011 increased to approximately $458.1 million compared to $249.4 million in the prior year primarily due to higher treasury stock purchases and dividend payments, partially offset by lower debt payments in the current year.

Pursuant to our stock repurchase plan, we repurchased approximately 20.6 million shares of our common stock for $420.0 million during fiscal 2011. The share repurchases were funded using proceeds from the On The Border divestiture in June 2010 as well as cash flow from operations. As of August 23, 2011, we have repurchased approximately 1.9 million shares for $45.8 million in fiscal 2012.

We paid dividends of $53.2 million to common stock shareholders in fiscal 2011 compared to $34.4 million in dividends paid in fiscal 2010. The increase is primarily due to the payment of four quarterly cash dividends in fiscal 2011 compared to three quarterly cash dividends in fiscal 2010, as the fourth quarter fiscal 2010 dividend was declared in March 2010 and paid in July 2010. The increase also reflects a 27 percent increase in our quarterly dividend rate from $0.11 to $0.14 per share effective with the July 2010 payment. Additionally, we declared a quarterly dividend late in fiscal 2011 which was paid early in fiscal 2012 on June 30, 2011. We will continue to target a 40 percent dividend payout ratio to provide additional return to shareholders. We received $33.1 million of proceeds from issuances of treasury stock related to stock option exercises in fiscal 2011.

During fiscal 2011, we paid our required installments totaling $15.0 million on our five-year term loan bringing the outstanding balance to $185.0 million. The term loan bears interest at LIBOR plus an applicable margin, which is a function of our credit rating at such time, but is subject to a maximum of LIBOR plus 3.25%, and expires in June 2015. Based on our current credit rating, we are paying interest at a rate of LIBOR plus 2.75% (2.94% as of June 29, 2011).

As of June 29, 2011, we have an undrawn $200 million revolving credit facility, which expires in June 2015. The revolving credit facility bears interest at LIBOR plus an applicable margin, which is a function of our credit rating at such time, but is subject to a maximum of LIBOR plus 3.25%. Based on our current credit rating, the revolving credit facility carries an interest rate of LIBOR plus 2.75% (2.94% as of June 29, 2011). We are in compliance with all financial debt covenants.

On August 9, 2011, we executed a revised unsecured senior credit facility increasing the total capacity from $400 million to $500 million. The maturity date of the revised facility is August 2016. The facility includes a $250 million revolver and a $250 million term loan. The net term loan proceeds of approximately $68 million will be used for general corporate purposes in fiscal 2012.

Standard and Poor’s (“S&P”) reaffirmed our debt rating of BBB- (investment grade) with a stable outlook in fiscal 2010. In December 2010, Moody’s reaffirmed our corporate family rating of Ba1 (non-investment grade) and our senior unsecured note rating of Ba2 (non-investment grade) with a stable outlook. Our goal is to retain the investment grade rating from S&P and ultimately regain our investment grade rating from Moody’s.

Our Board of Directors has authorized a total of $2,885.0 million of share repurchases. As of June 29, 2011, approximately $445 million was available under our share repurchase authorization. Our stock repurchase plan has been and will be used to return capital to shareholders and to minimize the dilutive impact of stock options and other share-based awards. Repurchased common stock is reflected as a reduction of shareholders’ equity.

We have evaluated ways to monetize the value of our owned real estate and determined that the alternatives considered are more costly than other financing options currently available due to a combination of the income tax impact and higher effective borrowing rates.

Cash Flow Outlook

We believe that our various sources of capital, including future cash flow from operating activities of continuing operations and availability under our existing credit facility are adequate to finance operations as well as the repayment of current debt obligations. We are not aware of any other event or trend that would potentially affect our liquidity. In the event such a trend develops, we believe that there are sufficient funds available under our credit facility and from our internal cash generating capabilities to adequately manage our ongoing business.

Payments due under our contractual obligations for outstanding indebtedness, purchase obligations as defined by the Securities and Exchange Commission (“SEC”), and the expiration of the credit facility as of June 29, 2011 are as follows:

	Payments Due by Period (in thousands)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt(a)	$524,582	$36,675	$362,907	$125,000	$—
Capital leases	81,318	5,367	11,054	11,498	53,399
Operating leases	541,454	100,441	178,973	132,955	129,085
Purchase obligations(b)	123,779	20,167	25,937	22,037	55,638

	Amount of Revolving Credit Facility Expiration by Period (in thousands)
	Total Commitment	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Revolving credit facility	$200,000	$—	$—	$200,000	$—

(a)	Long-term debt consists of amounts owed on the existing five-year term loan and 5.75% notes, as well as remaining interest payments on the 5.75% notes totaling $50.0 million. No amount was outstanding under the revolving credit facility as of June 29, 2011.

(b)	A “purchase obligation” is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase obligations primarily consist of long-term obligations for the purchase of fountain beverages, procurement outsourcing, and energy and exclude agreements that are cancelable without significant penalty.

In addition to the amounts shown in the table above, $9.1 million of unrecognized tax benefits have been recorded as liabilities. The timing and amounts of future cash payments related to these liabilities are uncertain.

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

Impairment of Long-Lived Assets

We review the carrying amount of property and equipment semi-annually or when events or circumstances indicate that the carrying amount may not be recoverable. If the carrying amount is not recoverable, we record an impairment charge for the excess of the carrying amount over the fair value. We determine fair value based on projected discounted future operating cash flows of the restaurants over their remaining service life using a risk adjusted discount rate that is commensurate with the risk inherent in our current business model. This process requires the use of estimates and assumptions, which are subject to a high degree of judgment.

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

We determine fair value based on projected discounted future operating cash flows of the restaurant brands using a risk adjusted discount rate that is commensurate with the risk inherent in our current business model. We make assumptions regarding future profits and cash flows, expected growth rates, terminal values, and other factors which could significantly impact the fair value calculations. In the event that these assumptions change in the future, we may be required to record impairment charges related to goodwill. The fair value of our reporting units was substantially in excess of the carry value as of our fiscal 2011 goodwill impairment test that was performed at the end of the second quarter. No indicators of impairment were identified from the date of our impairment test through the end of fiscal year 2011.

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

Recent Accounting Pronouncements

We reviewed all significant newly issued accounting pronouncements and concluded that they either are not applicable to our operations or that no material effect is expected on our financial statements as a result of future adoption.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to interest rate risk on short-term and long-term financial instruments carrying variable interest rates. The variable rate financial instruments consist of the outstanding borrowings on our term loan and revolving credit facility. At June 29, 2011, $185.0 million was outstanding under the term loan and no amount was outstanding under the revolving credit facility. The impact on our annual results of operations of a one-point interest rate change on the outstanding balance of these variable rate financial instruments as of June 29, 2011 would be approximately $1.9 million.

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

BRINKER INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

	Fiscal Years
	2011	2010	2009
Revenues	$2,761,386	$2,858,498	$3,276,362

Operating Costs and Expenses:
Cost of sales	742,283	816,015	923,668
Restaurant labor	886,559	926,474	1,054,078
Restaurant expenses	655,060	660,922	784,657
Depreciation and amortization	128,447	135,832	145,220
General and administrative	132,834	136,270	147,372
Other gains and charges	10,783	28,485	118,612

Total operating costs and expenses	2,555,966	2,703,998	3,173,607

Operating income	205,420	154,500	102,755
Interest expense	28,311	28,515	33,330
Other, net	(6,220)	(6,001)	(9,430)

Income before provision for income taxes	183,329	131,986	78,855
Provision for income taxes	42,269	28,264	6,734

Income from continuing operations	141,060	103,722	72,121
Income from discontinued operations, net of taxes	0	33,982	7,045

Net income	$141,060	$137,704	$79,166

Basic net income per share:
Income from continuing operations	$1.55	$1.02	$0.71

Income from discontinued operations	$0.00	$0.33	$0.07

Net income per share	$1.55	$1.35	$0.78

Diluted net income per share:
Income from continuing operations	$1.53	$1.01	$0.70

Income from discontinued operations	$0.00	$0.33	$0.07

Net income per share	$1.53	$1.34	$0.77

Basic weighted average shares outstanding	90,807	102,287	101,852

Diluted weighted average shares outstanding	92,320	103,044	102,713

Dividends per share	$0.56	$0.47	$0.44

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	2011	2010
ASSETS
Current Assets:
Cash and cash equivalents	$81,988	$344,624
Accounts receivable	42,785	45,140
Inventories	25,365	26,735
Prepaid expenses and other	59,698	63,961
Deferred income taxes	11,524	20,607

Total current assets	221,360	501,067

Property and Equipment:
Land	156,731	163,018
Buildings and leasehold improvements	1,383,311	1,367,646
Furniture and equipment	543,682	556,815
Construction-in-progress	6,425	11,870

	2,090,149	2,099,349
Less accumulated depreciation and amortization	(1,033,870)	(970,272)

Net property and equipment	1,056,279	1,129,077

Other Assets:
Goodwill	124,089	124,089
Deferred income taxes	30,365	44,213
Other	52,475	53,658

Total other assets	206,929	221,960

Total assets	$1,484,568	$1,852,104

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Current installments of long-term debt	$22,091	$16,866
Accounts payable	87,549	112,824
Accrued liabilities	287,365	300,540
Income taxes payable	8,596	19,647

Total current liabilities	405,601	449,877

Long-term debt, less current installments	502,572	524,511
Other liabilities	137,485	148,968
Commitments and Contingencies (Notes 9 and 14)

Shareholders’ Equity:
Common stock—250,000,000 authorized shares; $.10 par value; 176,246,649 shares issued and 82,938,493 shares outstanding at June 29, 2011, and 176,246,649 shares issued and 101,571,588 shares outstanding at June 30, 2010	17,625	17,625
Additional paid-in capital	463,688	465,721
Retained earnings	2,013,189	1,923,561

	2,494,502	2,406,907
Less treasury stock, at cost (93,308,156 shares at June 29, 2011 and 74,675,061 shares at June 30, 2010)	(2,055,592)	(1,678,159)

Total shareholders’ equity	438,910	728,748

Total liabilities and shareholders’ equity	$1,484,568	$1,852,104

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount
Balances at June 25, 2008	101,316	$17,625	$464,666	$1,800,300	$(1,687,334)	$(168)	$595,089

Net income	0	0	0	79,166	0	0	79,166
Currency translation adjustment	0	0	0	0	0	(2,068)	(2,068)
Realized loss on currency translation	0	0	0	0	0	2,236	2,236

Comprehensive income							79,334

Dividends ($0.44 per share)	0	0	0	(45,159)	0	0	(45,159)
Stock-based compensation	0	0	17,518	0	0	0	17,518
Purchases of treasury stock	(30)	0	(3,116)	0	(623)	0	(3,739)
Issuances of common stock	816	0	(13,721)	0	18,371	0	4,650
Tax benefit from stock options exercised	0	0	(769)	0	0	0	(769)
Issuances of restricted stock, net of forfeitures	23	0	(598)	0	598	0	0

Balances at June 24, 2009	102,125	17,625	463,980	1,834,307	(1,668,988)	0	646,924
Net income and comprehensive income	0	0	0	137,704	0	0	137,704

Dividends ($0.47 per share)	0	0	0	(48,450)	0	0	(48,450)
Stock-based compensation	0	0	16,493	0	0	0	16,493
Purchases of treasury stock	(1,046)	0	(2,448)	0	(20,420)	0	(22,868)
Issuances of common stock	518	0	(9,268)	0	11,664	0	2,396
Tax benefit from stock options exercised	0	0	(3,451)	0	0	0	(3,451)
Issuances of restricted stock, net of forfeitures	(25)	0	415	0	(415)	0	0

Balances at June 30, 2010	101,572	17,625	465,721	1,923,561	(1,678,159)	0	728,748
Net income and comprehensive income	0	0	0	141,060	0	0	141,060

Dividends ($0.56 per share)	0	0	0	(51,432)	0	0	(51,432)
Stock-based compensation	0	0	13,381	0	0	0	13,381
Purchases of treasury stock	(20,585)	0	(1,788)	0	(420,311)	0	(422,099)
Issuances of common stock	1,951	0	(9,821)	0	42,878	0	33,057
Tax benefit from stock options exercised	0	0	(3,805)	0	0	0	(3,805)

Balances at June 29, 2011	82,938	$17,625	$463,688	$2,013,189	$(2,055,592)	$0	$438,910

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Fiscal Years
	2011	2010	2009
Cash Flows from Operating Activities:
Net income	$141,060	$137,704	$79,166
Income from discontinued operations, net of taxes	0	(33,982)	(7,045)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	128,447	135,832	145,220
Restructure charges and other impairments	8,427	31,766	76,957
Deferred income taxes	15,277	(25,516)	40,921
Net (gain) loss on disposal of assets	(401)	(4,878)	36,955
Stock-based compensation	12,789	15,595	17,128
(Earnings) Loss on equity investments	(1,802)	(114)	201
Other	405	2,637	(823)

Changes in assets and liabilities, excluding effects of dispositions:
Accounts receivable	1,255	6,083	(800)
Inventories	1,341	6,544	(1,680)
Prepaid expenses and other	1,044	1,847	2,150
Other assets	406	551	1,496
Current income taxes	(3,976)	51,800	(42,153)
Accounts payable	(21,515)	(9,963)	(43,512)
Accrued liabilities	(15,178)	(7,483)	(68,199)
Other liabilities	(7,591)	(11,021)	(1,975)

Net cash provided by operating activities	259,988	297,402	234,007

Cash Flows from Investing Activities:
Payments for property and equipment	(70,361)	(60,879)	(88,152)
Proceeds from sale of assets	8,696	26,603	81,865
Investment in equity method investees	(2,896)	0	(4,612)
Decrease in restricted cash	0	29,749	4,688

Net cash used in investing activities	(64,561)	(4,527)	(6,211)

Cash Flows from Financing Activities:
Purchases of treasury stock	(422,099)	(22,868)	(3,739)
Payments of dividends	(53,185)	(34,448)	(45,355)
Proceeds from issuances of treasury stock	33,057	2,396	4,650
Payments on long-term debt	(16,127)	(391,046)	(19,735)
Net proceeds from issuance of long-term debt	0	196,389	0
Excess tax benefits from stock-based compensation	291	139	551
Net payments on credit facilities	0	0	(160,757)

Net cash used in financing activities	(458,063)	(249,438)	(224,385)

Cash Flows from Discontinued Operations:
Net cash provided by operating activities	0	39,033	40,958
Net cash provided by (used in) investing activities	0	167,998	(4,927)

Net cash provided by discontinued operations	0	207,031	36,031

Net change in cash and cash equivalents	(262,636)	250,468	39,442
Cash and cash equivalents at beginning of year	344,624	94,156	54,714

Cash and cash equivalents at end of year	$81,988	$344,624	$94,156

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Nature of Operations

We are principally engaged in the ownership, operation, development, and franchising of the Chili’s Grill & Bar (“Chili’s”) and Maggiano’s Little Italy (“Maggiano’s”) restaurant brands. At June 29, 2011, we owned, operated, or franchised 1,579 restaurants in the United States and 30 countries and two territories outside of the United States.

We sold On The Border Mexican Grill & Cantina (“On The Border”) to OTB Acquisition LLC (“OTB Acquisition”), an affiliate of San Francisco-based Golden Gate Capital, in June 2010. We sold Romano’s Macaroni Grill (“Macaroni Grill”) to Mac Acquisition LLC (“Mac Acquisition”), also an affiliate of Golden Gate Capital, in December 2008 and we currently hold a 15.6% ownership interest in the new entity.

(b)	Basis of Presentation

Our consolidated financial statements include the accounts of Brinker International, Inc. and our wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

We have a 52/53 week fiscal year ending on the last Wednesday in June. Fiscal years 2011 and 2009, which ended on June 29, 2011 and June 24, 2009, respectively, each contained 52 weeks. Fiscal year 2010 ended on June 30, 2010 and contained 53 weeks.

At the beginning of fiscal 2011, we began reporting certain labor and related expenses in a separate caption on the consolidated statements of income titled restaurant labor. All prior year amounts previously classified in restaurant expenses have been reclassified to conform to the fiscal 2011 presentation. Restaurant labor includes all compensation-related expenses, including benefits and incentive compensation, for restaurant team members at the general manager level and below. Labor-related expenses attributable to supervision above the individual restaurant level continue to be included in restaurant expenses. These reclassifications have no effect on our net income or financial position as previously reported.

Certain other prior year amounts in the accompanying consolidated financial statements have been reclassified to conform with fiscal 2011 presentation. These reclassifications have no effect on our net income or financial position as previously reported.

On The Border has been presented as discontinued operations in the consolidated financial statements. See Note 2 for additional disclosures. As a result of our retained interest and involvement in the ongoing operations, Macaroni Grill’s operating results were included in continuing operations in the consolidated financial statements for fiscal 2009 (through the sale date of December 18, 2008).

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

We review the carrying amount of property and equipment semi-annually or when events or circumstances indicate that the carrying amount may not be recoverable. If the carrying amount is not recoverable, we record an impairment charge for the excess of the carrying amount over the fair value. We determine fair value based on projected discounted future operating cash flows of the restaurants over their remaining service life using a risk adjusted discount rate that is commensurate with the risk inherent in our current business model. Impairment charges are included in other gains and charges in the consolidated statements of income.

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

Advertising production costs are expensed in the period when the advertising first takes place. Other advertising costs are expensed as incurred. Advertising costs, net of advertising contributions from franchisees, were $80.2 million, $80.6 million and $103.5 million in fiscal 2011, 2010, and 2009, respectively, and are included in restaurant expenses in the consolidated statements of income.

(l)	Goodwill

Goodwill is not subject to amortization, but is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill has been assigned to reporting units for purposes of impairment testing. Our two restaurant brands, Chili’s and Maggiano’s, are both reporting units and operating segments. We have established that the appropriate level to evaluate goodwill is at the operating segment level. The menu items, services offered and food preparation are virtually identical at each restaurant within the reporting unit and our targeted customer is consistent across each brand. We maintain a centralized purchasing department which manages all purchasing and distribution for our restaurants. In addition, contracts for our food supplies are negotiated at a consolidated level in order to secure the best prices and maintain similar quality across all of our brands. Local laws, regulations and other issues may result in slightly different legal and regulatory environments; however, the overall regulatory climate within and across our operating segments is quite similar. As such, we believe that aggregating components is appropriate for the evaluation of goodwill.

Goodwill impairment tests consist of a comparison of each reporting unit’s fair value with its carrying value. We determine fair value based on a combination of market based values and projected discounted future operating cash flows of the restaurant brands using a risk adjusted discount rate that is commensurate with the risk inherent in our current business model. If the carrying value of a reporting unit exceeds its fair value, goodwill is written down to its implied fair value. We determined that there was no goodwill impairment during our annual test and no indicators of impairment were identified through the end of fiscal year 2011. See Note 5 for additional disclosures related to goodwill.

We have occasionally acquired restaurants from our franchisees. Goodwill from these acquisitions represents the excess of the cost of a business acquired over the net amounts assigned to assets acquired, including identifiable intangible assets, primarily reacquired franchise rights. In connection with the sale of restaurants, we have allocated goodwill from the reporting unit, or restaurant brand, to the disposal group in the determination of the gain or loss on the disposition. The allocation was based on the relative fair values of the disposal group and the portion of the reporting unit that was retained. We have recognized reacquired rights in connection with previous business combinations; however, we have not sold any restaurants acquired in those combinations. When we have disposed a restaurant brand and all related restaurants, the entire goodwill balance associated with the reporting unit or brand has been included in the disposal group for purposes of determining the gain or loss on the disposition.

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

(p)	Stock-Based Compensation

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

Stock-based compensation expense from continuing operations totaled approximately $13.4 million, $15.8 million and $17.2 million for fiscal 2011, 2010 and 2009, respectively. The total income tax benefit recognized in the consolidated statements of income related to stock-based compensation expense from continuing operations was approximately $5.7 million, $5.3 million and $6.4 million during fiscal 2011, 2010 and 2009, respectively.

The weighted average fair values of option grants were $7.20, $6.04 and $5.52 during fiscal 2011, 2010 and 2009, respectively. The fair value of stock options is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2011	2010	2009
Expected volatility	55.6%	53.7%	37.8%
Risk-free interest rate	1.6%	2.5%	2.9%
Expected lives	5 years	5 years	5 years
Dividend yield	3.1%	3.1%	2.8%

Expected volatility and the expected life of stock options are based on historical experience. The risk-free rate is based on the yield of a Treasury Note with a term equal to the expected life of the stock options.

(q)	Preferred Stock

Our Board of Directors is authorized to provide for the issuance of 1.0 million preferred shares with a par value of $1.00 per share, in one or more series, and to fix the voting rights, liquidation preferences, dividend rates, conversion rights, redemption rights, and terms, including sinking fund provisions, and certain other rights and preferences. As of June 29, 2011, no preferred shares were issued.

(r)	Shareholders’ Equity

Our Board of Directors has authorized a total of $2,885.0 million of share repurchases. Pursuant to our stock repurchase plan, we repurchased approximately 20.6 million shares of our common stock for $420.0 million during fiscal 2011. As of June 29, 2011, approximately $445 million was available under our share repurchase authorizations. Our stock repurchase plan has been and will be used to return capital to shareholders and to minimize the dilutive impact of stock options and other share-based awards. We evaluate potential share repurchases under our plan based on several factors, including our cash position, share price, operational liquidity, proceeds from divestitures, borrowings and planned investment and financing needs. Repurchased common stock is reflected as a reduction of shareholders’ equity.

We paid dividends of $53.2 million, or $0.56 per share, to common stock shareholders during fiscal 2011, compared to $34.4 million, or $0.33 per share, in the prior year. Additionally, we declared a quarterly dividend of $11.6 million, or $0.14 per share, in June 2011 which was paid on June 30, 2011.

(s)	Comprehensive Income

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Fiscal 2011 and 2010 comprehensive income consists of net income. Fiscal 2009 comprehensive income consists of net income, currency translation adjustments and a realized loss on currency translation adjustments related to the closure of international company-owned restaurants (see Note 4).

(t)	Net Income Per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. For the calculation of diluted net income per share, the basic weighted average number of shares is increased by the dilutive effect of stock options and restricted share awards, determined using the treasury stock method. We had approximately 1.7 million stock options and restricted share awards outstanding at June 29, 2011, 6.9 million stock options and restricted share awards outstanding at June 30, 2010, and 7.4 million stock options and restricted share awards outstanding at June 24, 2009 that were not included in the dilutive earnings per share calculation because the effect would have been antidilutive.

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

2.	DISCONTINUED OPERATIONS

In June 2010, we completed the sale of On The Border for gross proceeds of approximately $180 million and recorded a pre-tax gain of $16.5 million in income from discontinued operations, net of taxes, in the consolidated statement of income in fiscal 2010. The assets sold totaled approximately $164.0 million and consisted primarily of property and equipment of $146.7 million and goodwill of $5.8 million. The associated liabilities totaled approximately $9.9 million and consisted primarily of straight-line rent accruals of $9.3 million.

As part of the sale, we entered into an agreement with OTB Acquisition whereby we provided corporate support services for the new entity during fiscal 2011 until the agreement terminated in June 2011. The income generated offset the internal cost of providing the services.

On The Border has been presented as discontinued operations in the consolidated financial statements in fiscal 2010 and 2009. Discontinued operations includes only the revenues and expenses which can be specifically identified with On The Border and excludes any allocation of corporate costs, including general and administrative expenses. The results of On The Border consist of the following (in thousands):

	2010	2009
Revenues	$331,247	$344,218

Income before income taxes from discontinued operations	51,488	7,883
Income tax expense	17,506	838

Net income from discontinued operations(a)	$33,982	$7,045

(a)	Other gains and charges, net of taxes, was a gain of $8.4 million and a loss of $10.2 million in fiscal 2010 and 2009, respectively.

Other gains and charges in fiscal 2010 included a $16.5 million gain on the sale of On The Border, partially offset by $2.9 million of charges related to long-lived asset impairments and lease termination charges primarily associated with the closure of three underperforming restaurants.

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

In December 2008, we completed the sale of Macaroni Grill. We received cash proceeds of approximately $88.0 million and recorded a loss of $40.4 million in other gains and charges in the consolidated statement of income in fiscal 2009. The net assets sold totaled approximately $110 million and consisted primarily of property and equipment of $105 million. Macaroni Grill operating results were included in continuing operations for fiscal 2009 (through the sale date of December 18, 2008) as we have involvement in the ongoing operations of Macaroni Grill. As of June 29, 2011, we held a 15.6% ownership interest in the new entity, compared to 18.2% as of June 30, 2010.

In fiscal 2011, we resumed the application of the equity method of accounting as Macaroni Grill reported net income during the period subsequent to reporting net losses in fiscal 2010 and 2009. We recorded our share of Macaroni Grill’s fiscal 2011 net income, net of our share of fiscal 2010 and 2009 losses, within operating income since the operations of Macaroni Grill are similar to our ongoing operations. This amount has been included in restaurant expense instead of a separate caption in our consolidated statements of income due to the immaterial nature of the amount.

(b)	Other Dispositions

During fiscal 2010, we sold 21 restaurants to a franchisee for $19.0 million in cash and recorded a gain of $2.8 million in other gains and charges in the consolidated statement of income.

During fiscal 2009, we recorded gains of $3.9 million related to the sale of nine restaurants to a franchisee and other land sales.

(c)	Joint Venture Investments

In fiscal 2011, we entered into an agreement with BTTO Participacoes Ltda for a joint venture investment in a new company to develop five Chili’s restaurants in Brazil. We made a $1.3 million capital contribution to the joint venture in fiscal 2011. The first restaurant is projected to open in fiscal 2012.

In fiscal 2008, we entered into an agreement with CMR, S.A.B. de C.V. for a joint venture investment in a new corporation to develop 50 Chili’s and Maggiano’s restaurants in Mexico. We made a $1.6 million and a $4.6 million capital contribution to the joint venture in fiscal 2011 and 2009, respectively. At June 29, 2011, 25 Chili’s restaurants were operating in the joint venture.

We account for these investments under the equity method of accounting and record our share of the net income or loss of the investees within operating income since the operations of the joint ventures are similar to our ongoing operations. These amounts have been included in restaurant expense in our consolidated statements of income due to the immaterial nature of the amounts.

4.	OTHER GAINS AND CHARGES

	2011	2010	2009
Restaurant impairment charges	$1,937	$19,789	$10,517
Restaurant closure charges	4,515	13,409	59,362
Severance and other benefits	5,034	1,887	5,496
Gains on the sale of assets, net (see Note 3)	(2,100)	(4,878)	(3,902)
Charges related to the sale of Macaroni Grill (see Note 3)	0	0	40,362
Impairment of goodwill	0	0	7,713
Other gains and charges, net	1,397	(1,722)	(936)

	$10,783	$28,485	$118,612

We recorded impairment charges for the excess of the carrying amount of property and equipment over the fair value related to underperforming restaurants. Restaurant impairment charges were $1.9 million, $19.8 million, and $10.5 million during fiscal 2011, 2010, and 2009, respectively. See Note 10 for fair value disclosures related to the fiscal 2011 and 2010 charges.

In fiscal 2011, we recorded $4.5 million in charges, including $3.0 million in lease termination charges associated with restaurants closed in prior years.

In fiscal 2010, we recorded $13.4 million in charges primarily related to long-lived asset impairments resulting from the decision to close nine underperforming restaurants. The charges included $5.4 million of long-lived asset impairments and $4.0 million in lease termination charges. Also included is $2.4 million in lease termination charges related to restaurants closed in prior years.

In fiscal 2009, we recorded $59.4 million in charges primarily related to long-lived asset impairments resulting from the decision to close 37 underperforming restaurants, including eight international restaurants. The charges related to the domestic restaurant closures include $35.2 million of long-lived asset impairments, $5.2 million in lease termination charges and $1.2 million of charges related to the write-off of other assets and liabilities. The charges related to the international restaurant closures include $5.6 million of long-lived asset impairments and $2.1 million of charges related to realized foreign currency translation losses. We also recorded a goodwill impairment charge of $7.7 million resulting from the closure of the international restaurants as well as $6.2 million in lease termination charges associated with restaurants closed in prior years.

During the last three fiscal years, we made organizational changes designed to streamline decision making and support our strategic goals and evolving business model. We incurred $5.0 million, $1.9 million and $5.5 million in severance and other benefits resulting from these actions in fiscal 2011, 2010, and 2009, respectively. The severance charges are net of income related to the forfeiture of stock-based compensation awards.

5.	GOODWILL

The changes in the carrying amount of goodwill for the fiscal years ended June 29, 2011 and June 30, 2010 are as follows (in thousands):

	2011	2010
Balance at beginning of year:
Goodwill	$186,923	$187,766
Accumulated impairment losses(a)	(62,834)	(62,834)

	124,089	124,932

Changes in goodwill:
Disposals and other, net(b)	0	(843)
Balance at end of year:
Goodwill	186,923	186,923
Accumulated impairment losses	(62,834)	(62,834)

	$124,089	$124,089

(a)	The impairment losses recorded in prior years are related to restaurant brands that we no longer own.

(b)	Disposals and other, net primarily reflects goodwill write-offs associated with refranchising transactions.

6.	ACCRUED AND OTHER LIABILITIES

Accrued liabilities consist of the following (in thousands):

	2011	2010
Payroll	$91,935	$79,159
Gift cards	79,837	78,505
Insurance	25,138	28,234
Sales tax	19,234	24,801
Property tax	15,844	17,423
Dividends	11,609	14,565
Other	43,768	57,853

	$287,365	$300,540

Other liabilities consist of the following (in thousands):

	2011	2010
Straight-line rent	$55,180	$52,241
Insurance	42,674	47,123
Landlord contributions	28,420	30,810
Unrecognized tax benefits	5,245	13,290
Other	5,966	5,504

	$137,485	$148,968

7.	INCOME TAXES

The provision for income taxes from continuing operations consists of the following (in thousands):

	2011	2010	2009
Current income tax expense (benefit):
Federal	$16,596	$36,493	$(41,803)
State	1,694	9,055	(1,189)
Foreign	2,046	1,904	1,808

Total current income tax expense (benefit)	20,336	47,452	(41,184)

Deferred income tax expense (benefit):
Federal	20,507	(15,773)	41,878
State	1,426	(3,415)	6,040

Total deferred income tax expense (benefit)	21,933	(19,188)	47,918

	$42,269	$28,264	$6,734

A reconciliation between the reported provision for income taxes from continuing operations and the amount computed by applying the statutory Federal income tax rate of 35% to income before provision for income taxes is as follows (in thousands):

	2011	2010	2009
Income tax expense at statutory rate	$64,165	$46,196	$27,599
FICA tax credit	(15,779)	(16,625)	(19,307)
State income taxes, net of Federal benefit	(316)	1,711	3,154
Other	(5,801)	(3,018)	(4,712)

	$42,269	$28,264	$6,734

The income tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities as of June 29, 2011 and June 30, 2010 are as follows (in thousands):

	2011	2010
Deferred income tax assets:
Leasing transactions	$41,603	$35,795
Stock-based compensation	15,320	17,671
Restructure charges and impairments	4,962	9,134
Insurance reserves	23,636	26,734
Employee benefit plans	591	1,044
Gift cards	9,369	8,733
Other, net	10,296	12,882

Total deferred income tax assets	105,777	111,993

Deferred income tax liabilities:
Prepaid expenses	13,448	12,963
Goodwill and other amortization	22,297	19,971
Depreciation and capitalized interest on property and equipment	24,672	11,143
Other, net	3,471	3,096

Total deferred income tax liabilities	63,888	47,173

Net deferred income tax asset	$41,889	$64,820

A reconciliation of unrecognized tax benefits for the fiscal years ended June 29, 2011 and June 30, 2010 are as follows (in thousands):

	2011	2010
Balance at beginning of year	$18,850	$27,711
Additions based on tax positions related to the current year	1,199	1,184
Additions (Reductions) based on tax positions related to prior years	188	(1,754)
Settlements with tax authorities	(5,387)	(2,290)
Expiration of statute of limitations	(5,708)	(6,001)

Balance at end of year	$9,142	$18,850

The total amount of unrecognized tax benefits as of June 29, 2011 was $9.1 million ($6.3 million of which would favorably affect the effective tax rate if resolved in our favor due to the effect of deferred tax benefits). During the next twelve months, we anticipate that it is reasonably possible that the amount of unrecognized tax benefits could be reduced by approximately $2.5 million ($1.7 million of which would affect the effective tax rate due to the effect of deferred tax benefits) either because our tax position will be sustained upon audit or as a result of the expiration of the statute of limitations for specific jurisdictions.

We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. We recognized benefits in interest of approximately $1.8 million and $1.0 million in fiscal 2011 and 2010, respectively, due to the reduction of accrued interest from statute expirations and settlements, net of accrued interest for remaining positions. As of June 29, 2011, we had $3.0 million ($2.3 million net of a $0.7 million Federal deferred tax benefit) of interest and penalties accrued, compared to $4.9 million ($3.5 million net of a $1.4 million Federal deferred tax benefit) at June 30, 2010.

8.	DEBT

Long-term debt consists of the following (in thousands):

	2011	2010
Term loan	$185,000	$200,000
5.75% notes	289,557	289,405
Capital lease obligations (see Note 9)	50,106	51,972

	524,663	541,377
Less current installments	(22,091)	(16,866)

	$502,572	$524,511

During fiscal 2011, we paid our required installments totaling $15.0 million on our five-year term loan bringing the outstanding balance to $185.0 million. The term loan bears interest at LIBOR plus an applicable margin, which is a function of our credit rating at such time, but is subject to a maximum of LIBOR plus 3.25%, and expires in June 2015. Based on our current credit rating, we are paying interest at a rate of LIBOR plus 2.75% (2.94% as of June 29, 2011).

As of June 29, 2011, we have an undrawn $200 million revolving credit facility, which expires in June 2015. The revolving credit facility bears interest at LIBOR plus an applicable margin, which is a function of our credit rating at such time, but is subject to a maximum of LIBOR plus 3.25%. Based on our current credit rating, the revolving credit facility carries an interest rate of LIBOR plus 2.75% (2.94% as of June 29, 2011).

On August 9, 2011, we executed a revised unsecured senior credit facility increasing the total capacity from $400 million to $500 million. The maturity date of the revised facility is August 2016. The facility includes a $250 million revolver and a $250 million term loan. The revised term loan and revolving credit facility bear interest at LIBOR plus an applicable margin, which is a function of our credit rating at such time, but is subject to a maximum of LIBOR plus 2.5%. Based on our current credit rating, we anticipate paying interest at a rate of LIBOR plus 1.625% (1.82% as of June 29, 2011) on the term loan and on the revolving credit facility should we draw any funds.

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

Excluding capital lease obligations (see Note 9) our long-term debt maturities for the five years following June 29, 2011 are as follows (in thousands):

Fiscal Year	Long-Term Debt
2012	$20,000
2013	20,000
2014	309,557
2015	125,000
2016	0
Thereafter	0

$474,557

9.	LEASES

(a)	Capital Leases

We lease certain buildings under capital leases. The asset value of $39.8 million at June 29, 2011 and $40.6 million at June 30, 2010, and the related accumulated amortization of $14.6 million and $12.5 million at June 29, 2011 and June 30, 2010, respectively, are included in property and equipment. Amortization of assets under capital leases is included in depreciation and amortization expense.

(b)	Operating Leases

We lease restaurant facilities, office space, and certain equipment under operating leases having terms expiring at various dates through fiscal 2093. The restaurant leases have renewal clauses of 1 to 35 years at our option and, in some cases, have provisions for contingent rent based upon a percentage of sales in excess of specified levels, as defined in the leases. Rent expense for fiscal 2011, 2010, and 2009 was $101.0 million, $102.5 million, and $117.5 million, respectively. Contingent rent included in rent expense for fiscal 2011, 2010, and 2009 was $4.1 million, $4.7 million, and $6.5 million, respectively.

(c)	Commitments

As of June 29, 2011, future minimum lease payments on capital and operating leases were as follows (in thousands):

Fiscal Year	Capital Leases	Operating Leases
2012	$5,367	$100,441
2013	5,473	94,315
2014	5,581	84,658
2015	5,692	73,473
2016	5,806	59,482
Thereafter	53,399	129,085

Total minimum lease payments(a)	81,318	$541,454

Imputed interest (average rate of 7%)	(31,212)

Present value of minimum lease payments	50,106
Less current installments	(2,091)

	$48,015

(a)	Future minimum lease payments have not been reduced by minimum sublease rentals due in the future under non-cancelable subleases. Sublease rentals are approximately $40.7 million and $59.1 million for capital and operating subleases, respectively.

10.	FAIR VALUE DISCLOSURES

(a)	Non-Financial Assets Measured on a Non-Recurring Basis

In fiscal 2011, three underperforming restaurants with a carrying value of $2.2 million were written down to their fair value of $0.3 million resulting in an impairment charge of $1.9 million, which was included in other gains and charges in the consolidated statement of income for the period. In fiscal 2010, 22 underperforming restaurants with a carrying value of $27.1 million were written down to their fair value of $7.3 million resulting in an impairment charge of $19.8 million, which was included in other gains and charges in the consolidated statement of income for the period. We determined fair value based on projected discounted future operating cash flows of the restaurants over their remaining service life using a risk adjusted discount rate that is commensurate with the risk inherent in our current business model.

The following table presents fair values for those assets measured at fair value on a non-recurring basis at June 29, 2011 and June 30, 2010 (in thousands):

	Fair Value Measurements Using
	(Level 1)	(Level 2)	(Level 3)	Total
Long-lived assets held for use:
At June 29, 2011	$—	$—	$255.0	$255.0
At June 30, 2010	$—	$—	$7,343.0	$7,343.0

(b)	Other Financial Instruments

Our financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The fair value of cash and cash equivalents, accounts receivable and accounts payable approximates their carrying amounts while the fair value of the 5.75% notes is based on quoted market prices. At June 29, 2011, the 5.75% notes had a carrying value of $289.6 million and a fair value of $308.1 million. At June 30, 2010, the 5.75% notes had a carrying value of $289.4 million and a fair value of $302.6 million.

11.	STOCK-BASED COMPENSATION

Our shareholders approved stock-based compensation plans including the Stock Option and Incentive Plan and the Stock Option and Incentive Plan for Non-Employee Directors and Consultants (collectively, the “Plans”). The total number of shares authorized for issuance to employees and non-employee directors and consultants under the Plans is currently 35.3 million. The Plans provide for grants of options to purchase our common stock, restricted stock, restricted stock units, performance shares and stock appreciation rights.

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

Transactions during fiscal 2011 were as follows (in thousands, except option prices):

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Options outstanding at June 30, 2010	7,640	$21.52
Granted	786	19.07
Exercised	(1,726)	19.15
Forfeited or canceled	(563)	22.57

Options outstanding at June 29, 2011	6,137	$21.77	3.5	$19,599

Options exercisable at June 29, 2011	4,723	$22.62	2.5	$11,406

At June 29, 2011, unrecognized compensation expense related to stock options totaled approximately $4.0 million and will be recognized over a weighted average period of 2.1 years. The intrinsic value of options exercised totaled approximately $5.5 million, $0.7 million and $3.3 million during fiscal 2011, 2010 and 2009, respectively. The tax benefit realized on options exercised totaled approximately $2.1 million, $0.3 million and $1.2 million during fiscal 2011, 2010 and 2009, respectively.

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

Transactions during fiscal 2011 were as follows (in thousands, except fair values):

	Number of Restricted Share Awards	Weighted Average Fair Value Per Award
Restricted share awards outstanding at June 30, 2010	2,448	$17.40
Granted	1,051	12.72
Vested	(711)	24.28
Forfeited	(446)	13.07

Restricted share awards outstanding at June 29, 2011	2,342	$14.03

At June 29, 2011, unrecognized compensation expense related to restricted share awards totaled approximately $8.2 million and will be recognized over a weighted average period of 2.4 years. The fair value of shares that vested during fiscal 2011, 2010, and 2009 totaled approximately $7.5 million, $9.6 million and $12.7 million, respectively.

12.	SAVINGS PLANS

We sponsor a qualified defined contribution retirement plan (“Plan I”) covering all employees who have attained the age of twenty-one and have completed one year and 1,000 hours of service. Plan I allows eligible employees to contribute, subject to IRS limitations on total annual contributions, up to 50% of their base compensation and 100% of their eligible bonuses, as defined in the plan, to various investment funds. We match in cash at a rate of 100% of the first 3% an employee contributes and 50% of the next 2% the employee contributes with immediate vesting. In fiscal 2011, 2010, and 2009, we contributed approximately $6.3 million, $7.3 million, and $8.1 million, respectively.

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

13.	SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest and income taxes is as follows (in thousands):

	2011	2010	2009
Income taxes, net of refunds	$38,340	$20,052	$5,219
Interest, net of amounts capitalized	25,810	23,923	34,473

Non-cash investing activities are as follows (in thousands):

	2011	2010	2009
Retirement of fully depreciated assets	$60,175	$45,854	$46,382

14.	CONTINGENCIES

In connection with the sale of restaurants to franchisees and brand divestitures, we have, in certain cases, guaranteed lease payments. As of June 29, 2011 and June 30, 2010, we have outstanding lease guarantees or are secondarily liable for $166.1 million and $208.0 million, respectively. This amount represents the maximum potential liability of future payments under the guarantees. These leases have been assigned to the buyers and expire at the end of the respective lease terms, which range from fiscal 2012 through fiscal 2023. In the event of default, the indemnity and default clauses in our assignment agreements govern our ability to pursue and recover damages incurred. No material liabilities have been recorded as of June 29, 2011.

Certain current and former hourly restaurant employees filed a lawsuit against us in California Superior Court alleging violations of California labor laws with respect to meal and rest breaks. The lawsuit seeks penalties and attorney’s fees and was certified as a class action in July 2006. In July 2008, the California Court of Appeal decertified the class action on all claims with prejudice. In October 2008, the California Supreme Court granted a writ to review the decision of the Court of Appeal. We intend to vigorously defend our position. It is not possible at this time to reasonably estimate the possible loss or range of loss, if any.

We are engaged in various other legal proceedings and have certain unresolved claims pending. Reserves have been established based on our best estimates of our potential liability in certain of these matters. Based upon consultation with legal counsel, Management is of the opinion that there are no matters pending or threatened which are expected to have a material adverse effect, individually or in the aggregate, on our consolidated financial condition or results of operations.

15.	QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes the unaudited consolidated quarterly results of operations for fiscal 2011 and 2010 (in thousands, except per share amounts):

	Fiscal Year 2011 Quarters Ended
	Sept. 29	Dec. 29	March 30	June 29
Revenues	$654,893	$671,886	$717,119	$717,488

Income before provision for income taxes	$26,919	$45,426	$55,499	$55,485

Income from continuing operations	$21,431	$37,464	$40,246	$41,919
Income from discontinued operations, net of taxes	$0	$0	$0	$0
Net income	$21,431	$37,464	$40,246	$41,919
Basic net income per share:
Income from continuing operations	$0.21	$0.41	$0.46	$0.50
Income from discontinued operations	$0.00	$0.00	$0.00	$0.00
Net income per share	$0.21	$0.41	$0.46	$0.50
Diluted net income per share:
Income from continuing operations	$0.21	$0.41	$0.45	$0.49
Income from discontinued operations	$0.00	$0.00	$0.00	$0.00
Net income per share	$0.21	$0.41	$0.45	$0.49

Basic weighted average shares outstanding	100,667	90,936	87,679	83,888
Diluted weighted average shares outstanding	101,556	92,111	89,647	85,906

	Fiscal Year 2010 Quarters Ended
	Sept. 23	Dec. 23	March 24	June 30(1)
Revenues	$696,543	$705,515	$713,380	$743,060

Income before provision for income taxes	$13,411	$17,827	$44,245	$56,503

Income from continuing operations	$10,279	$14,837	$35,508	$43,098
Income from discontinued operations, net of taxes	$5,488	$3,487	$4,490	$20,517
Net income	$15,767	$18,324	$39,998	$63,615
Basic net income per share:
Income from continuing operations	$0.10	$0.14	$0.35	$0.42
Income from discontinued operations	$0.05	$0.04	$0.04	$0.20
Net income per share	$0.15	$0.18	$0.39	$0.62
Diluted net income per share:
Income from continuing operations	$0.10	$0.14	$0.35	$0.42
Income from discontinued operations	$0.05	$0.04	$0.04	$0.20
Net income per share	$0.15	$0.18	$0.39	$0.62

Basic weighted average shares outstanding	102,243	102,481	102,470	101,934
Diluted weighted average shares outstanding	103,016	102,994	103,357	102,791

(1)	The quarter ended June 30, 2010 consisted of 14 weeks, while all other quarters consisted of 13 weeks.

Income from continuing operations for fiscal year 2011 included severance charges of $2.8 million, $0.9 million and $1.0 million in the first, second and third quarters, respectively. Lease termination charges of $1.2 million, $0.8 million and $1.0 million were incurred in the first, second and fourth quarters, respectively. Income from continuing operations also included long-lived asset impairments of $1.1 million and $0.8 million in the second and fourth quarters, respectively.

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Brinker International, Inc.:

We have audited the accompanying consolidated balance sheets of Brinker International, Inc. and subsidiaries (“the Company”) as of June 29, 2011 and June 30, 2010, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended June 29, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brinker International, Inc. and subsidiaries as of June 29, 2011 and June 30, 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended June 29, 2011 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of June 29, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 29, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG LLP

Dallas, TX

August 29, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Brinker International, Inc.:

We have audited Brinker International, Inc. and subsidiaries’ (“the Company”) internal control over financial reporting as of June 29, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 29, 2011, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Brinker International, Inc. and subsidiaries as of June 29, 2011 and June 30, 2010, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended June 29, 2011, and our report dated August 29, 2011 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Dallas, TX

August 29, 2011

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

We maintain a system of internal controls over financial reporting designed to provide reasonable assurance of the reliability of the consolidated financial statements. Our internal audit function monitors and reports on the adequacy of the compliance with the internal control system and appropriate actions are taken to address significant control deficiencies and other opportunities for improving the system as they are identified. The Audit Committee of the Board of Directors, which is comprised solely of outside directors, provides oversight to the financial reporting process through periodic meetings with our independent auditors, internal auditors, and management. Both our independent auditors and internal auditors have free access to the Audit Committee. Although no cost-effective internal control system will preclude all errors and irregularities, we believe our controls as of and for the year ended June 29, 2011 provide reasonable assurance that the consolidated financial statements are reliable.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting. We have assessed the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, we concluded that our internal control over financial reporting was effective as of June 29, 2011.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The effectiveness of our internal control over financial reporting as of June 29, 2011 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its attestation report which is included herein.

/s/ DOUGLAS H. BROOKS
DOUGLAS H. BROOKS
President and Chief Executive Officer

/s/ GUY J. CONSTANT
GUY J. CONSTANT
Executive Vice President and Chief Financial Officer