Form 10-K, Exhibit 13
period 2012-06-27
BRINKER INTERNATIONAL INC
filed 2012-08-27
CIK 703351

EXHIBIT 13

BRINKER INTERNATIONAL, INC.

SELECTED FINANCIAL DATA

(In thousands, except per share amounts and number of restaurants)

	Fiscal Years
	2012	2011	2010(a)	2009	2008
Income Statement Data:
Revenues	$2,820,722	$2,761,386	$2,858,498	$3,276,362	$3,860,921

Operating Costs and Expenses:
Cost of sales	769,729	742,283	816,015	923,668	1,101,125
Restaurant labor	891,910	886,559	926,474	1,054,078	1,239,604
Restaurant expenses	649,830	655,060	660,922	784,657	922,382
Depreciation and amortization	125,054	128,447	135,832	145,220	147,393
General and administrative	143,388	132,834	136,270	147,372	163,996
Other gains and charges	8,974	10,783	28,485	118,612	196,364

Total operating costs and expenses	2,588,885	2,555,966	2,703,998	3,173,607	3,770,864

Operating income	231,837	205,420	154,500	102,755	90,057
Interest expense	26,800	28,311	28,515	33,330	45,862
Other, net	(3,772)	(6,220)	(6,001)	(9,430)	(4,046)

Income before provision for income taxes	208,809	183,329	131,986	78,855	48,241
Provision for income taxes	57,577	42,269	28,264	6,734	2,644

Income from continuing operations	151,232	141,060	103,722	72,121	45,597
Income from discontinued operations, net of taxes	0	0	33,982	7,045	6,125

Net income	$151,232	$141,060	$137,704	$79,166	$51,722

Basic net income per share:
Income from continuing operations	$1.93	$1.55	$1.02	$0.71	$0.44

Income from discontinued operations	$0.00	$0.00	$0.33	$0.07	$0.06

Net income per share	$1.93	$1.55	$1.35	$0.78	$0.50

Diluted net income per share:
Income from continuing operations	$1.87	$1.53	$1.01	$0.70	$0.43

Income from discontinued operations	$0.00	$0.00	$0.33	$0.07	$0.06

Net income per share	$1.87	$1.53	$1.34	$0.77	$0.49

Basic weighted average shares outstanding	78,559	90,807	102,287	101,852	103,101

Diluted weighted average shares outstanding	80,664	92,320	103,044	102,713	104,897

Balance Sheet Data:
Working capital	$(206,903)	$(184,241)	$51,190	$110,812	$88,745
Total assets	1,436,072	1,484,568	1,852,104	1,948,947	2,193,122
Long-term obligations	724,450	640,057	673,479	883,521	1,061,669
Shareholders’ equity	309,873	438,910	728,748	646,924	595,089
Dividends per share	$0.64	$0.56	$0.47	$0.44	$0.42
Number of Restaurants Open (End of Period):
Company-operated	865	868	871	1,024	1,265
Franchised/Joint venture	716	711	679	665	623

Total	1,581	1,579	1,550	1,689	1,888

Revenues of franchisees(b)	$1,609,893	$1,558,886

(a)	Fiscal year 2010 consisted of 53 weeks while all other periods presented consisted of 52 weeks.
(b)	Revenues of Franchisees are not recorded as revenues by the Company. Management believes that franchisee revenue information is important in understanding the Company’s financial performance because these revenues are the basis on which the Company calculates and records franchise revenues.

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

We have a 52/53 week fiscal year ending on the last Wednesday in June. Fiscal years 2012 and 2011, which ended on June 27, 2012 and June 29, 2011, respectively, each contained 52 weeks. Fiscal year 2010 ended on June 30, 2010 and contained 53 weeks. The 53rd week in fiscal 2010 contributed approximately $52 million of incremental revenue and nine cents of incremental earnings per diluted share. While certain expenses increased in direct relationship to additional revenue from the 53rd week, other expenses, such as fixed costs, are incurred on a calendar month basis.

We report certain labor and related expenses in a separate caption on the consolidated statements of income titled restaurant labor. Restaurant labor includes all compensation-related expenses, including benefits and incentive compensation, for restaurant team members at the general manager level and below. Labor-related expenses attributable to multi-restaurant (or above-restaurant) supervision is included in restaurant expenses.

OVERVIEW

We are principally engaged in the ownership, operation, development, and franchising of the Chili’s Grill & Bar (“Chili’s”) and Maggiano’s Little Italy (“Maggiano’s”) restaurant brands. At June 27, 2012, we owned, operated, or franchised 1,581 restaurants. We sold On The Border Mexican Grill & Cantina (“On The Border”) to OTB Acquisition LLC (“OTB Acquisition”), an affiliate of San Francisco-based Golden Gate Capital, in June 2010. On The Border is presented as discontinued operations in the consolidated financial statements.

We are committed to strategies and initiatives that are centered on long-term sales and profit growth, enhancing the guest experience and team member engagement. These strategies are intended to differentiate our brands from the competition, reduce the costs associated with managing our restaurants and establish a strong presence for our brands in key markets around the world. Key economic factors such as total employment, consumer confidence and spending levels improved this year; however, economic growth remains sluggish. We will continue to maintain a strong balance sheet and maintain our ability to provide results in all operating environments.

Our current initiatives are designed to drive profitable sales growth and improve the guest experience in our restaurants. We have implemented a team service model at Chili’s which has resulted in labor efficiencies and positive guest feedback. Additional labor savings were achieved through improved food preparation procedures, a component of our kitchen retrofit initiative which was implemented last year. Another component of this initiative is the modification of our kitchens to include improved technology and equipment to provide a more consistent, high quality product at a faster pace, while generating significant labor cost savings. We are also implementing new restaurant information systems which we anticipate will increase profits through increased kitchen efficiency and better inventory control. Both of these initiatives will be completed for all company-owned Chili’s restaurants in fiscal 2013. In addition to executing these operational strategies, we have repurchased shares of our common stock in order to return value to our shareholders and executed a revision to our credit facility to increase our financial flexibility while taking advantage of more favorable interest rates. We believe that the successful implementation of these operational and financial initiatives will help drive sales growth and operational efficiency while strengthening our competitive advantage and enhancing shareholder value.

In addition to these cost saving initiatives, we are also driving strategic initiatives that will further enhance sales and guest traffic. We continually evaluate our menu at Chili’s to improve quality, freshness and value by introducing new items and improving existing favorites. We reconfigured the lighter choices section of our menu by adding new items that are available at both lunch and dinner. We have refined our value offerings in both dayparts, including the addition of new items to our lunch combo platform to improve the pace of service. Additionally, we have enhanced our steak selection, resulting in higher guest preference in this section of the menu. We believe these changes will further enhance sales and drive incremental traffic. We will continue to utilize value offerings as a tool to drive incremental sales; however, this is only one aspect of our overall sales strategy. We are committed to offering a compelling everyday menu that provides items our guests prefer at a solid value. We remodeled a significant number of company-owned restaurants in fiscal 2012 and will continue remodeling into fiscal 2013, revitalizing Chili’s in a way which enhances the relevance of the brand and raises guest expectations regarding the quality of the experience. Improvements at Chili’s will have the most significant impact on the business; however, our results will also benefit through additional contributions from Maggiano’s and our global business. Maggiano’s sales trends continue to improve, driven by offering guests a great value with Classic Pasta, the new Marco’s Meal offering, new menu items and direct marketing. Additionally, Maggiano’s has implemented initiatives around kitchen efficiency and inventory control to further enhance profitability. We believe our unique food and signature drinks, improved service and updated atmospheres will result in stronger brands and sustainable sales and profit growth through increased guest loyalty and traffic.

Global expansion allows further diversification which will enable us to build strength in a variety of markets and economic conditions. This expansion will come through franchise relationships, joint venture arrangements and equity investments, taking advantage of demographic and eating trends which we believe will accelerate in the international market over the next decade. Our growing percentage of franchise operations both domestically and internationally enable us to improve margins as royalty payments impact the bottom line.

The casual dining industry is a competitive business which is sensitive to changes in economic conditions, trends in lifestyles and fluctuating costs. Our priority remains increasing profitable growth over time in all operating environments. We have designed both operational and financial strategies to achieve this goal and in our opinion, improve shareholder value. Success with our initiatives to improve sales trends and operational effectiveness will enhance the profitability of our restaurants and strengthen our competitive position. The effective execution of our financial strategies, including repurchasing shares of our common stock, payment of quarterly dividends, disciplined use of capital and efficient management of operating expenses, will further enhance our profitability and return value to our shareholders. We remain confident in the financial health of our company, the long-term prospects of the industry as well as our ability to perform effectively in a competitive marketplace and a variety of economic environments.

RESULTS OF OPERATIONS FOR FISCAL YEARS 2012, 2011, AND 2010

The following table sets forth income and expense items as a percentage of total revenues for the periods indicated:

	Percentage of Total Revenues Fiscal Years
	2012	2011	2010
Revenues	100.0%	100.0%	100.0%

Operating Costs and Expenses:
Cost of sales	27.3%	26.9%	28.5%
Restaurant labor	31.6%	32.1%	32.4%
Restaurant expenses	23.1%	23.7%	23.1%
Depreciation and amortization	4.4%	4.7%	4.8%
General and administrative	5.1%	4.8%	4.8%
Other gains and charges	0.3%	0.4%	1.0%

Total operating costs and expenses	91.8%	92.6%	94.6%

Operating income	8.2%	7.4%	5.4%
Interest expense	0.9%	1.0%	1.0%
Other, net	(0.1)%	(0.2)%	(0.2)%

Income before provision for income taxes	7.4%	6.6%	4.6%
Provision for income taxes	2.0%	1.5%	1.0%

Income from continuing operations	5.4%	5.1%	3.6%
Income from discontinued operations, net of taxes	0.0%	0.0%	1.2%

Net income	5.4%	5.1%	4.8%

REVENUES

Revenues for fiscal 2012 increased to $2,820.7 million, a 2.1% increase from the $2,761.4 million generated for fiscal 2011. The increase in revenue was primarily attributable to an increase in comparable restaurant sales resulting from favorable menu pricing and improved guest traffic at company-owned restaurants as follows:

	Fiscal Year Ended June 27, 2012
	Comparable Sales	Price Increase	Mix Shift	Traffic	Capacity
Company-owned	2.6%	1.5%	(0.3)%	1.4%	(0.4)%
Chili’s	2.5%	1.4%	(0.4)%	1.5%	(0.4)%
Maggiano’s	3.0%	2.2%	0.0%	0.8%	0.0%
Franchise(1)	2.9%
Domestic	2.4%
International	4.2%
System-wide(2)	2.7%

(1)	Revenues generated by franchisees are not included in revenues on the consolidated statements of income; however, we generate royalty revenue and advertising fees based on franchisee revenues, where applicable. We believe including franchisee comparable restaurants revenues provides investors information regarding brand performance that is relevant to current operations and may impact future restaurant development.
(2)	System-wide comparable restaurant sales are derived from sales generated by company-owned Chili’s and Maggiano’s restaurants in addition to the sales generated at franchisee operated restaurants.

Chili’s revenues increased to $2,366.2 million in fiscal 2012, a 1.9% increase from $2,321.7 million in fiscal 2011. The increase was primarily driven by an increase in comparable restaurant sales of 2.5% resulting from improved guest traffic and favorable menu pricing. Revenues were negatively impacted by a decrease in capacity of 0.4% for fiscal 2012 (as measured by average-weighted sales weeks) primarily due to three net restaurant closures during fiscal 2012.

Maggiano’s revenues increased to $388.6 million in fiscal 2012, a 3.9% increase from $374.0 million in fiscal 2011 driven primarily by favorable menu pricing and improved guest traffic.

Royalty and franchise revenues increased slightly to $65.9 million in fiscal 2012 compared to $65.7 million in fiscal 2011 primarily due to the net addition of five franchised restaurants during fiscal 2012. Royalty revenues are recognized based on the sales generated by our franchisees and reported to us. Our franchisees generated approximately $1,610 million in sales in fiscal 2012.

Revenues for fiscal 2011 decreased to $2,761.4 million, a 3.4% decrease from the $2,858.5 million generated for fiscal 2010. Excluding revenues of approximately $52 million attributable to the additional operating week in fiscal 2010, the decrease in revenue was primarily attributable to the change in comparable restaurant sales resulting from a decline in guest traffic, partially offset by favorable menu pricing, as well as a decline in capacity at company-owned restaurants as follows:

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

Royalty and franchise revenues increased 1.7% to $65.7 million in fiscal 2011 compared to $64.6 million in fiscal 2010. The increase is primarily due to the net addition of six domestic and 23 international franchised restaurants during fiscal 2011. Our franchisees generated approximately $1,559 million in sales.

COSTS AND EXPENSES

Cost of sales, as a percent of revenues, increased 0.4% in fiscal 2012. Cost of sales was negatively impacted by unfavorable commodity pricing for pork, beef, oils and dairy, partially offset by favorable commodity pricing for chicken and favorable menu pricing. Cost of sales, as a percent of revenues, decreased 1.6% in fiscal 2011. Cost of sales was favorably impacted primarily by improved product mix at Chili’s and decreased commodity pricing for chicken and cheese.

Restaurant labor, as a percent of revenues, decreased 0.5% in fiscal 2012 primarily driven by decreased hourly labor costs resulting from the installation of new kitchen equipment, changes in the vacation policy and sales leverage related to higher revenue, partially offset by higher salaries and payroll taxes. Restaurant labor, as a percent of revenues, decreased 0.3% in fiscal 2011 primarily driven by decreased hourly labor costs resulting from the successful implementation of team service and food preparation initiatives at Chili’s, partially offset by higher restaurant manager incentive compensation resulting from improved performance.

Restaurant expenses, as a percent of revenues, decreased 0.6% in fiscal 2012 primarily driven by sales leverage on fixed costs related to higher revenue and lower repair and maintenance expenses resulting from cost control initiatives and limitations on discretionary spending. The decrease was also due to reduced credit card fees as a result of the Durbin Amendment, lower worker’s compensation insurance expenses due to favorable claims development and decreased utilities expenses due to lower rates and milder winter weather. Restaurant expenses, as a percent of revenues, increased 0.6% in fiscal 2011 primarily driven by sales deleverage on fixed costs from the additional operating week in fiscal 2010 and current year changes to Maggiano’s banquet billing and compensation structure, partially offset by reduced utilities expense due to lower rates.

Depreciation and amortization decreased $3.4 million in fiscal 2012 and $7.4 million in fiscal 2011 primarily driven by an increase in fully depreciated assets and restaurant closures and impairments, partially offset by an increase in depreciation due to investments in existing restaurants and asset replacements.

General and administrative expenses increased $10.6 million in fiscal 2012 primarily due to a decrease in income resulting from the expiration of the transaction services agreements with On The Border and Macaroni Grill. The increase was also due to higher relocation expenses, performance based compensation and salary expenses. General and administrative expenses decreased $3.4 million in fiscal 2011 primarily due to reductions in salary and stock-based compensation expenses resulting from lower headcount driven by organizational changes, partially offset by increased performance based compensation, higher professional fees and decreased income associated with the transaction services agreement with Macaroni Grill.

Other gains and charges primarily includes $3.2 million of lease termination charges, $3.1 million of charges related to the impairment of certain underperforming restaurants, $2.6 million of charges related to the impairment of certain liquor licenses, $1.3 million of litigation charges and $0.4 million of long-lived asset impairment charges resulting from closures. These charges were partially offset by net gains of $3.3 million related to land sales.

Other gains and charges in fiscal 2011 consisted of $5.0 million in severance and other benefits resulting from organizational changes, $3.0 million in lease termination charges related to previously closed restaurants and $1.9 million in long-lived asset impairments related to underperforming restaurants that are continuing to operate. Additionally, we recorded $1.5 million related to litigation, partially offset by net gains of $1.7 million related to land sales.

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

Interest expense decreased $1.5 million in fiscal 2012 as a result of lower interest rates on our variable interest rate debt, partially offset by the impact of higher borrowing balances and a $0.4 million write-off of deferred financing fees related to the revision of the unsecured senior credit facility that was executed in August 2011. Interest expense was flat in fiscal 2011 as a result of higher average interest rates on our variable interest rate debt, offset by the impact of lower borrowing balances and $1.7 million in accelerated expense in the prior year related to the remaining capitalized financing costs associated with the terminated revolving credit facility in fiscal 2010.

Other, net in fiscal 2012, 2011 and 2010 includes $3.3 million, $5.3 million and $4.7 million, respectively, of sublease income from Mac Acquisition, OTB Acquisition and franchisees as part of the respective sale agreements, as well as other subtenants. Other, net in fiscal 2011 and 2010 also includes $0.6 million of interest income on short-term investment balances.

In fiscal 2010, we sold the On The Border restaurants and recorded a $16.5 million pre-tax gain, which was included in income from discontinued operations, net of taxes, of $34.0 million.

INCOME TAXES

The effective income tax rate from continuing operations increased to 27.6% for fiscal 2012 from 23.1% in fiscal 2011 primarily due to increased earnings and a lower impact from resolved tax positions. Excluding the impact of special items and resolved tax positions, the effective income tax rate from continuing operations increased to 29.1% in fiscal 2012 from 27.8% in fiscal 2011 primarily due to increased earnings.

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

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Cash Flow from Operating Activities—Continuing Operations

During fiscal 2012, net cash flow provided by operating activities of continuing operations was $303.4 million compared to $260.0 million in the prior year. The increase was driven by significant changes in working capital during the prior fiscal year resulting primarily from the sale of On The Border. The settlement of liabilities and payment of transaction costs subsequent to the sale of the brand negatively impacted prior year operating cash flow. Increased earnings and working capital changes during fiscal 2012 also contributed to the current year increase in operating cash flow.

The working capital deficit increased to $206.9 million at June 27, 2012 from $184.2 million at June 29, 2011. The increase was driven primarily by cash paid for share repurchases and quarterly dividends. Additionally, accounts payable increased in the current year due to higher purchasing volume and payment timing. This increase was partially offset by a decline in accrued liabilities due to decreased insurance liabilities, lease payments and payroll related liabilities.

Cash Flow from Investing Activities—Continuing Operations

	2012	2011
Net cash used in investing activities (in thousands):
Payments for property and equipment	$(125,226)	$(70,361)
Proceeds from sale of assets	8,112	8,696
Investments in equity method investees	(3,170)	(2,896)
Payments for purchases of restaurants	(3,120)	0

	$(123,404)	$(64,561)

Net cash used in investing activities of continuing operations for fiscal 2012 increased to $123.4 million compared to $64.6 million in the prior year. Capital expenditures increased to $125.2 for fiscal 2012 compared to $70.4 million for fiscal 2011 driven primarily by increased investments in new equipment and technology related to our kitchen retrofit initiative, the ongoing Chili’s reimage program and purchases of new and replacement restaurant furniture and equipment. We estimate that our capital expenditures during fiscal 2013 will be approximately $130 million to $140 million and will be funded entirely by cash from operations.

Cash Flow from Financing Activities—Continuing Operations

	2012	2011
Net cash used in financing activities (in thousands):
Purchases of treasury stock	$(287,291)	$(422,099)
Proceeds from issuance of long-term debt	70,000	0
Payments of dividends	(50,081)	(53,185)
Proceeds from issuances of treasury stock	43,416	33,057
Borrowings on credit facilities	40,000	0
Payments on long-term debt	(18,749)	(16,127)
Other	(214)	291

	$(202,919)	$(458,063)

Net cash used in financing activities of continuing operations for fiscal 2012 decreased to approximately $202.9 million compared to $458.1 million in the prior year primarily due to lower spending on share repurchases, the $70.0 million in proceeds received from the revised term loan and the $40.0 million in proceeds drawn from the revolver.

We repurchased approximately 11.1 million shares of our common stock for $287.3 million during fiscal 2012. Subsequent to the end of the fiscal year, we repurchased approximately 1.1 million shares for approximately $34 million.

In August 2011, we executed a revised unsecured senior credit facility increasing total capacity from $400 million to $500 million. The maturity date of the revised credit facility is August 2016. The revised facility includes a $250 million revolver and a $250 million term loan. In connection with the revision of the facility, we increased the term loan borrowings by $70.0 million. In April 2012, $40 million was drawn from the revolver primarily to fund share repurchases, none of which was repaid by the end of the fiscal year. In July 2012, an additional $50 million was borrowed from the revolver primarily to fund share repurchases discussed above.

The revised term loan and revolving credit facility bear interest at LIBOR plus an applicable margin, which is a function of our credit rating and debt to cash flow ratio, but is subject to a maximum of LIBOR plus 2.50%. Based on our current credit rating, we are paying interest at a rate of LIBOR plus 1.63%. One month LIBOR at June 27, 2012 was approximately 0.25%. As of June 27, 2012, we were in compliance with all financial debt covenants.

As of June 27, 2012, our credit rating by Standard and Poor’s (“S&P”) was BBB- (investment grade) with a stable outlook. Our corporate family rating by Moody’s was Ba1 (non-investment grade) and our senior unsecured rating was Ba2 (non-investment grade) with a stable outlook. Our goal is to retain our investment grade rating from S&P and ultimately regain our investment grade rating from Moody’s.

We paid dividends of $50.1 million to common stock shareholders in fiscal 2012 compared to $53.2 million in dividends paid in fiscal 2011. Our Board of Directors approved a 14 percent increase in the quarterly dividend from $0.14 to $0.16 per share effective with the September 2011 dividend; however, lower outstanding shares resulting from repurchase activity reduced our total dividend payment in the current year. Additionally, we declared a quarterly dividend late in fiscal 2012 which was paid early in fiscal 2013 on June 28, 2012. Subsequent to the end of the fiscal year, our Board of Directors approved a 25% increase in the quarterly dividend from $0.16 to $0.20 per share effective with the September 2012 dividend which was declared in August 2012. We will continue to target a 40 percent dividend payout ratio to provide additional return to shareholders.

Our Board of Directors has authorized a total of $2,885.0 million of share repurchases. As of June 27, 2012, approximately $160 million was available under our share repurchase authorizations. Subsequent to the end of the fiscal year, our Board of Directors authorized an additional $500 million in share repurchases, bringing the total authorization to $3,385.0 million. Our stock repurchase plan has been and will be used to return capital to shareholders and to minimize the dilutive impact of stock options and other share-based awards. Repurchased common stock is reflected as a reduction of shareholders’ equity. During fiscal 2012, approximately 2.0 million stock options were exercised resulting in cash proceeds of $43.4 million.

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

Payments due under our contractual obligations for outstanding indebtedness, purchase obligations as defined by the Securities and Exchange Commission (“SEC”), and the expiration of the credit facility as of June 27, 2012 are as follows:

	Payments Due by Period (in thousands)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt(a)	$600,559	$41,675	$356,384	$202,500	$0
Capital leases	75,951	5,473	11,273	11,515	47,690
Operating leases	489,636	100,287	174,162	112,968	102,219
Purchase obligations(b)	109,344	20,092	24,904	20,639	43,709

	Amount of Revolving Credit Facility Expiration by Period (in thousands)
	Total Commitment	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Revolving credit facility	$250,000	$—	$—	$250,000	$—

(a)	Long-term debt consists of amounts owed on the revolving credit facility, five-year term loan and 5.75% notes, as well as remaining interest payments on the 5.75% notes totaling $33.4 million.
(b)	A “purchase obligation” is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase obligations primarily consist of long-term obligations for the purchase of fountain beverages, procurement outsourcing, and energy and exclude agreements that are cancelable without significant penalty.

In addition to the amounts shown in the table above, $7.3 million of unrecognized tax benefits have been recorded as liabilities. The timing and amounts of future cash payments related to these liabilities are uncertain.

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

We determine fair value based on projected discounted future operating cash flows of the restaurant brands using a risk adjusted discount rate that is commensurate with the risk inherent in our current business model. We make assumptions regarding future profits and cash flows, expected growth rates, terminal values and other factors which could significantly impact the fair value calculations. In the event that these assumptions change in the future, we may be required to record impairment charges related to goodwill. The fair value of our reporting units was substantially in excess of the carry value as of our fiscal 2012 goodwill impairment test that was performed at the end of the second quarter. No indicators of impairment were identified from the date of our impairment test through the end of fiscal year 2012.

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

Gift Card Revenue

Proceeds from the sale of gift cards are recorded as deferred revenue and recognized as revenue when the gift card is redeemed by the holder. Breakage income represents the value associated with the portion of gift cards sold that will most likely never be redeemed. Based on our historical gift card redemption patterns and considering our gift cards have no expiration dates or dormancy fees, we can reasonably estimate the amount of gift cards for which redemption is remote and record breakage income based on this estimate. We recognize breakage income within Revenues in the consolidated statements of income. We update our estimate of our breakage rate periodically and, if necessary, adjust the deferred revenue balance accordingly. If actual redemption patterns vary from our estimate, actual gift card breakage income may differ from the amounts recorded.

Recent Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board (“FASB”) updated its guidance on the annual testing of goodwill for impairment to allow companies to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. The updated guidance is applicable to goodwill impairment tests performed for fiscal years beginning after December 15, 2011. We do not expect the adoption of this updated guidance to have a material impact on our consolidated financial statements.

In June 2011 and as updated in December 2011, the FASB updated its guidance regarding comprehensive income to require companies to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The updated guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in equity. This updated guidance is applicable for fiscal years beginning after December 15, 2011. We do not expect the adoption of this updated guidance to have a material impact on our consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to interest rate risk on short-term and long-term financial instruments carrying variable interest rates. The variable rate financial instruments consist of the outstanding borrowings on our term loan and revolving credit facility. At June 27, 2012, $237.5 million was outstanding under the term loan and $40.0 million was outstanding under the revolving credit facility. The impact on our annual results of operations of a one-point interest rate change on the outstanding balance of these variable rate financial instruments as of June 27, 2012 would be approximately $2.8 million.

We purchase certain commodities such as beef, pork, poultry, seafood, produce and dairy. These commodities are generally purchased based upon market prices established with vendors. These purchase arrangements may contain contractual features that fix the price paid for certain commodities. We do not use financial instruments to hedge commodity prices because these purchase arrangements help control the ultimate cost paid.

This market risk discussion contains forward-looking statements. Actual results may differ materially from this discussion based upon general market conditions and changes in domestic and global financial markets.

BRINKER INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

	Fiscal Years
	2012	2011	2010
Revenues	$2,820,722	$2,761,386	$2,858,498

Operating Costs and Expenses:
Cost of sales	769,729	742,283	816,015
Restaurant labor	891,910	886,559	926,474
Restaurant expenses	649,830	655,060	660,922
Depreciation and amortization	125,054	128,447	135,832
General and administrative	143,388	132,834	136,270
Other gains and charges	8,974	10,783	28,485

Total operating costs and expenses	2,588,885	2,555,966	2,703,998

Operating income	231,837	205,420	154,500
Interest expense	26,800	28,311	28,515
Other, net	(3,772)	(6,220)	(6,001)

Income before provision for income taxes	208,809	183,329	131,986
Provision for income taxes	57,577	42,269	28,264

Income from continuing operations	151,232	141,060	103,722
Income from discontinued operations, net of taxes	0	0	33,982

Net income	$151,232	$141,060	$137,704

Basic net income per share:
Income from continuing operations	$1.93	$1.55	$1.02

Income from discontinued operations	$0.00	$0.00	$0.33

Net income per share	$1.93	$1.55	$1.35

Diluted net income per share:
Income from continuing operations	$1.87	$1.53	$1.01

Income from discontinued operations	$0.00	$0.00	$0.33

Net income per share	$1.87	$1.53	$1.34

Basic weighted average shares outstanding	78,559	90,807	102,287

Diluted weighted average shares outstanding	80,664	92,320	103,044

Dividends per share	$0.64	$0.56	$0.47

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	2012	2011
ASSETS
Current Assets:
Cash and cash equivalents	$59,103	$81,988
Accounts receivable	43,387	42,785
Inventories	25,360	25,365
Prepaid expenses and other	63,023	59,698
Income taxes receivable	1,055	0
Deferred income taxes	2,918	11,524

Total current assets	194,846	221,360

Property and Equipment:
Land	152,382	156,731
Buildings and leasehold improvements	1,399,905	1,383,311
Furniture and equipment	556,304	543,682
Construction-in-progress	11,211	6,425

	2,119,802	2,090,149
Less accumulated depreciation and amortization	(1,076,238)	(1,033,870)

Net property and equipment	1,043,564	1,056,279

Other Assets:
Goodwill	125,604	124,089
Deferred income taxes	20,231	30,365
Other	51,827	52,475

Total other assets	197,662	206,929

Total assets	$1,436,072	$1,484,568

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Current installments of long-term debt	$27,334	$22,091
Accounts payable	100,531	87,549
Accrued liabilities	273,884	287,365
Income taxes payable	0	8,596

Total current liabilities	401,749	405,601

Long-term debt, less current installments	587,890	502,572
Other liabilities	136,560	137,485
Commitments and Contingencies (Notes 9 and 14)
Shareholders’ Equity:
Common stock—250,000,000 authorized shares; $.10 par value; 176,246,649 shares issued and 74,342,115 shares outstanding at June 27, 2012, and 176,246,649 shares issued and 82,938,493 shares outstanding at June 29, 2011	17,625	17,625
Additional paid-in capital	466,781	463,688
Retained earnings	2,112,858	2,013,189

	2,597,264	2,494,502
Less treasury stock, at cost (101,904,534 shares at June 27, 2012 and 93,308,156 shares at June 29, 2011)	(2,287,391)	(2,055,592)

Total shareholders’ equity	309,873	438,910

Total liabilities and shareholders’ equity	$1,436,072	$1,484,568

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)
	Shares	Amount					Total
Balances at June 24, 2009	102,125	$17,625	$463,980	$1,834,307	$(1,668,988)	$0	$646,924
Net income and comprehensive income	0	0	0	137,704	0	0	137,704

Dividends ($0.47 per share)	0	0	0	(48,450)	0	0	(48,450)
Stock-based compensation	0	0	16,493	0	0	0	16,493
Purchases of treasury stock	(1,046)	0	(2,448)	0	(20,420)	0	(22,868)
Issuances of common stock	518	0	(9,268)	0	11,664	0	2,396
Tax benefit from stock options exercised	0	0	(3,451)	0	0	0	(3,451)
Issuances of restricted stock, net of forfeitures	(25)	0	415	0	(415)	0	0

Balances at June 30, 2010	101,572	17,625	465,721	1,923,561	(1,678,159)	0	728,748
Net income and comprehensive income	0	0	0	141,060	0	0	141,060

Dividends ($0.56 per share)	0	0	0	(51,432)	0	0	(51,432)
Stock-based compensation	0	0	13,381	0	0	0	13,381
Purchases of treasury stock	(20,585)	0	(1,788)	0	(420,311)	0	(422,099)
Issuances of common stock	1,951	0	(9,821)	0	42,878	0	33,057
Tax benefit from stock options exercised	0	0	(3,805)	0	0	0	(3,805)

Balances at June 29, 2011	82,938	17,625	463,688	2,013,189	(2,055,592)	0	438,910
Net income and comprehensive income	0	0	0	151,232	0	0	151,232

Dividends ($0.64 per share)	0	0	0	(51,563)	0	0	(51,563)
Stock-based compensation	0	0	13,461	0	0	0	13,461
Purchases of treasury stock	(10,966)	0	(2,901)	0	(284,390)	0	(287,291)
Issuances of common stock	2,370	0	(9,175)	0	52,591	0	43,416
Tax benefit from stock options exercised	0	0	1,708	0	0	0	1,708

Balances at June 27, 2012	74,342	$17,625	$466,781	$2,112,858	$(2,287,391)	$0	$309,873

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Fiscal Years
	2012	2011	2010
Cash Flows from Operating Activities:
Net income	$151,232	$141,060	$137,704
Income from discontinued operations, net of taxes	0	0	(33,982)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	125,054	128,447	135,832
Restructure charges and other impairments	10,396	8,427	31,766
Deferred income taxes	11,808	15,277	(25,516)
Net loss (gain) on disposal of assets	490	(401)	(4,878)
Stock-based compensation	13,461	12,789	15,595
Loss (Earnings) on equity investments	1,350	(1,802)	(114)
Other	799	405	2,637
Changes in assets and liabilities, excluding effects of dispositions:
Accounts receivable	608	1,255	6,083
Inventories	(15)	1,341	6,544
Prepaid expenses and other	352	1,044	1,847
Other assets	489	406	551
Current income taxes	(3,874)	(3,976)	51,800
Accounts payable	12,188	(21,515)	(9,963)
Accrued liabilities	(17,197)	(15,178)	(7,483)
Other liabilities	(3,703)	(7,591)	(11,021)

Net cash provided by operating activities	303,438	259,988	297,402

Cash Flows from Investing Activities:
Payments for property and equipment	(125,226)	(70,361)	(60,879)
Proceeds from sale of assets	8,112	8,696	26,603
Investment in equity method investees	(3,170)	(2,896)	0
Payments for purchase of restaurants	(3,120)	0	0
Decrease in restricted cash	0	0	29,749

Net cash used in investing activities	(123,404)	(64,561)	(4,527)

Cash Flows from Financing Activities:
Purchases of treasury stock	(287,291)	(422,099)	(22,868)
Proceeds from issuance of long-term debt	70,000	0	200,000
Payments of dividends	(50,081)	(53,185)	(34,448)
Proceeds from issuances of treasury stock	43,416	33,057	2,396
Borrowings on revolving credit facility	40,000	0	0
Payments on long-term debt	(18,749)	(16,127)	(391,046)
Payments for deferred financing costs	(1,620)	0	(3,611)
Excess tax benefits from stock-based compensation	1,406	291	139

Net cash used in financing activities	(202,919)	(458,063)	(249,438)

Cash Flows from Discontinued Operations:
Net cash provided by operating activities	0	0	39,033
Net cash provided by investing activities	0	0	167,998

Net cash provided by discontinued operations	0	0	207,031

Net change in cash and cash equivalents	(22,885)	(262,636)	250,468
Cash and cash equivalents at beginning of year	81,988	344,624	94,156

Cash and cash equivalents at end of year	$59,103	$81,988	$344,624

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Operations

We are principally engaged in the ownership, operation, development, and franchising of the Chili’s Grill & Bar (“Chili’s”) and Maggiano’s Little Italy (“Maggiano’s”) restaurant brands. At June 27, 2012, we owned, operated, or franchised 1,581 restaurants in the United States and 31 countries and two territories outside of the United States.

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

We have a 52/53 week fiscal year ending on the last Wednesday in June. Fiscal years 2012 and 2011, which ended on June 27, 2012 and June 29, 2011, respectively, each contained 52 weeks. Fiscal year 2010 ended on June 30, 2010 and contained 53 weeks.

We report certain labor and related expenses in a separate caption on the consolidated statements of income titled restaurant labor. Restaurant labor includes all compensation-related expenses, including benefits and incentive compensation, for restaurant team members at the general manager level and below. Labor-related expenses attributable to multi-restaurant (or above-restaurant) supervision is included in restaurant expenses.

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

(d) Revenue Recognition

We record revenue from the sale of food, beverages and alcohol as products are sold. Initial fees received from a franchisee to establish a new franchise are recognized as income when we have performed our obligations required to assist the franchisee in opening a new franchise restaurant, which is generally upon the opening of such restaurant. Fees received for development arrangements are recognized as income upon payment of the fees. Continuing royalties, which are a percentage of net sales of franchised restaurants, are accrued as income when earned. Proceeds from the sale of gift cards are recorded as deferred revenue and recognized as revenue when the gift card is redeemed by the holder. Breakage income represents the value associated with the portion of gift cards sold that will most likely never be redeemed. Based on our historical gift card redemption patterns and considering our gift cards have no expiration dates or dormancy fees, we can reasonably estimate the amount of gift cards for which redemption is remote and record breakage income based on this estimate. We recognize breakage income within Revenues in the consolidated statements of income. We update our estimate of our breakage rate periodically and, if necessary, adjust the deferred revenue balance accordingly.

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

(h) Inventories

Inventories consist of food, beverages and supplies. During fiscal 2012, we began the implementation of a new restaurant information system for all company-owned Chili’s restaurants. Inventories located at the converted restaurants are valued using the first-in, first-out or “FIFO” method. All other inventories are stated at the lower of cost (weighted average cost method) or market. The change in inventory valuation methods did not have a material impact on our financial statements.

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

(k) Advertising

Advertising production costs are expensed in the period when the advertising first takes place. Other advertising costs are expensed as incurred. Advertising costs, net of advertising contributions from franchisees, were $80.4 million, $80.2 million and $80.6 million in fiscal 2012, 2011, and 2010, respectively, and are included in restaurant expenses in the consolidated statements of income.

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

Goodwill impairment tests consist of a comparison of each reporting unit’s fair value with its carrying value. We determine fair value based on a combination of market based values and projected discounted future operating cash flows of the restaurant brands using a risk adjusted discount rate that is commensurate with the risk inherent in our current business model. If the carrying value of a reporting unit exceeds its fair value, goodwill is written down to its implied fair value. We determined that there was no goodwill impairment during our annual test and no indicators of impairment were identified through the end of fiscal year 2012. See Note 5 for additional disclosures related to goodwill.

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

(m) Liquor Licenses

The costs of obtaining non-transferable liquor licenses from local government agencies are expensed over the specified term of the license. The costs of purchasing transferable liquor licenses through open markets in jurisdictions with a limited number of authorized liquor licenses are capitalized as indefinite-lived intangible assets and included in other assets. Liquor licenses are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

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

Certain employees are eligible to receive stock options, performance shares, restricted stock and restricted stock units, while non-employee members of the Board of Directors are eligible to receive stock options, restricted stock and restricted stock units. Performance shares represent a right to receive shares of common stock upon satisfaction of performance goals at the end of a three-year cycle. Performance shares are paid out in common stock and will be fully vested upon issuance. The fair value of performance shares is determined on the date of grant based on a Monte Carlo simulation model. The fair value of restricted stock and restricted stock units are based on our closing stock price on the date of grant.

Stock-based compensation expense from continuing operations totaled approximately $13.5 million, $13.4 million and $15.8 million for fiscal 2012, 2011 and 2010, respectively. The total income tax benefit recognized in the consolidated statements of income related to stock-based compensation expense from continuing operations was approximately $5.1 million, $5.7 million and $5.3 million during fiscal 2012, 2011 and 2010, respectively.

The weighted average fair values of option grants were $9.35, $7.20 and $6.04 during fiscal 2012, 2011 and 2010, respectively. The fair value of stock options is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2012	2011	2010
Expected volatility	56.7%	55.6%	53.7%
Risk-free interest rate	0.9%	1.6%	2.5%
Expected lives	5 years	5 years	5 years
Dividend yield	2.6%	3.1%	3.1%

Expected volatility and the expected life of stock options are based on historical experience. The risk-free rate is based on the yield of a Treasury Note with a term equal to the expected life of the stock options.

(r) Preferred Stock

Our Board of Directors is authorized to provide for the issuance of 1.0 million preferred shares with a par value of $1.00 per share, in one or more series, and to fix the voting rights, liquidation preferences, dividend rates, conversion rights, redemption rights, and terms, including sinking fund provisions, and certain other rights and preferences. As of June 27, 2012, no preferred shares were issued.

(s) Shareholders’ Equity

Our Board of Directors has authorized a total of $2,885.0 million of share repurchases. We repurchased approximately 11.1 million shares of our common stock for $287.3 million during fiscal 2012. As of June 27, 2012, approximately $160 million was available under our share repurchase authorizations. Our stock repurchase plan has been and will be used to return capital to shareholders and to minimize the dilutive impact of stock options and other share-based awards. We evaluate potential share repurchases under our plan based on several factors, including our cash position, share price, operational liquidity, proceeds from divestitures, borrowings and planned investment and financing needs. Repurchased common stock is reflected as a reduction of shareholders’ equity. During fiscal 2012, approximately 2.0 million stock options were exercised resulting in cash proceeds of $43.4 million.

We paid dividends of $50.1 million to common stock shareholders during fiscal 2012, compared to $53.2 million in the prior year. Additionally, we declared a quarterly dividend of $11.9 million, or $0.16 per share, in June 2012 which was paid on June 28, 2012.

(t) Comprehensive Income

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Fiscal 2012, 2011 and 2010 comprehensive income consists of net income.

(u) Net Income Per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. For the calculation of diluted net income per share, the basic weighted average number of shares is increased by the dilutive effect of stock options and restricted share awards, determined using the treasury stock method. We had approximately 287,000 stock options and restricted share awards outstanding at June 27, 2012, 1.7 million stock options and restricted share awards outstanding at June 29, 2011, and 6.9 million stock options and restricted share awards outstanding at June 30, 2010 that were not included in the dilutive earnings per share calculation because the effect would have been antidilutive.

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

Our two brands have similar types of products, contracts, customers and employees and all operate as full-service restaurants offering lunch and dinner in the casual-dining segment of the industry. In addition, we have similar long-term average margins across our brands. Therefore, we believe we meet the criteria for aggregating operating segments into a single reporting segment.

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

On The Border has been presented as discontinued operations in the consolidated financial statements in fiscal 2010. Discontinued operations includes only the revenues and expenses which can be specifically identified with On The Border and excludes any allocation of corporate costs, including general and administrative expenses. The results of On The Border for fiscal 2010 consist of the following (in thousands):

Revenues	$331,247
Income before income taxes from discontinued operations	51,488
Income tax expense	17,506

Net income from discontinued operations(a)	$33,982

(a)	Other gains and charges, net of taxes, was a gain of $8.4 million.

Other gains and charges in fiscal 2010 included a $16.5 million gain on the sale of On The Border, partially offset by $2.9 million of charges related to long-lived asset impairments and lease termination charges primarily associated with the closure of three underperforming restaurants.

3. INVESTMENTS AND OTHER DISPOSITIONS

(a) Investments

We have a joint venture agreement with CMR, S.A.B. de C.V. to develop 50 Chili’s restaurants in Mexico. We made a $1.6 million capital contribution to the joint venture in fiscal 2011. At June 27, 2012, 28 Chili’s restaurants were operating in the joint venture.

In fiscal 2011, we entered into an agreement with BTTO Participacoes Ltda (“BTTO”) for a joint venture investment in a new company to develop five Chili’s restaurants in Brazil. We made capital contributions of $1.6 million and $1.3 million to the joint venture during fiscal 2012 and 2011, respectively. The first restaurant opened in September 2011. We accounted for this investment under the equity method of accounting until April 2012 when we purchased BTTO’s interest in the joint venture for approximately $1.5 million and began consolidating the entity’s results.

In fiscal 2009, we sold Romano’s Macaroni Grill (“Macaroni Grill”) to Mac Acquisition LLC (“Mac Acquisition”), an affiliate of Golden Gate Capital. As of June 27, 2012 and June 29, 2011, we held a 15.6% ownership interest in the new entity.

We account for the Mexico joint venture and Mac Grill investment under the equity method of accounting and record our share of the net income or loss of the investees within operating income since their operations are similar to our ongoing operations. These amounts have been included in restaurant expense in our consolidated statements of income due to the immaterial nature of the amounts.

(b) Other Dispositions

During fiscal 2010, we sold 21 restaurants to a franchisee for $19.0 million in cash and recorded a gain of $2.8 million in other gains and charges in the consolidated statements of income.

4. OTHER GAINS AND CHARGES

	2012	2011	2010
Restaurant impairment charges	$3,139	$1,937	$19,789
Restaurant closure charges	4,655	4,515	13,409
Impairment of liquor licenses	2,641	0	0
Severance and other benefits	0	5,034	1,887
Gains on the sale of assets, net (see Note 3)	(3,306)	(2,100)	(4,878)
Other gains and charges, net	1,845	1,397	(1,722)

	$8,974	$10,783	$28,485

We recorded impairment charges for the excess of the carrying amount of property and equipment over the fair value related to underperforming restaurants that are continuing to operate. Restaurant impairment charges were $3.1 million, $1.9 million and $19.8 million during fiscal 2012, 2011 and 2010, respectively. Additionally, we recorded $2.6 million of impairment charges for the excess of the carrying amount of certain transferable liquor licenses over the fair value. See Note 10 for fair value disclosures related to the fiscal 2012 and 2011 charges.

In fiscal 2012, we recorded $4.7 million in charges, including $3.2 million of lease termination charges and $0.4 million of long-lived asset impairment charges resulting from closures.

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

During fiscal 2011 and 2010, we made organizational changes designed to streamline decision making and support our strategic goals and evolving business model. We incurred $5.0 million and $1.9 million in severance and other benefits resulting from these actions in fiscal 2011 and 2010, respectively. The severance charges are net of income related to the forfeiture of stock-based compensation awards.

5. GOODWILL

The changes in the carrying amount of goodwill for the fiscal years ended June 27, 2012 and June 29, 2011 are as follows (in thousands):

	2012	2011
Balance at beginning of year:
Goodwill	$186,923	$186,923
Accumulated impairment losses(a)	(62,834)	(62,834)

	124,089	124,089

Changes in goodwill:
Additions(b)	1,515	0
Balance at end of year:
Goodwill	188,438	186,923
Accumulated impairment losses	(62,834)	(62,834)

	$125,604	$124,089

(a)	The impairment losses recorded in prior years are related to restaurant brands that we no longer own.
(b)	Additions reflect goodwill acquired as a result of the purchase of restaurants from a franchisee.

6. ACCRUED AND OTHER LIABILITIES

Accrued liabilities consist of the following (in thousands):

	2012	2011
Payroll	$87,414	$91,935
Gift cards	86,332	79,837
Sales tax	18,785	19,234
Insurance	17,130	25,138
Property tax	14,257	15,844
Dividends	11,948	11,609
Other	38,018	43,768

	$273,884	$287,365

Other liabilities consist of the following (in thousands):

	2012	2011
Straight-line rent	$57,418	$55,180
Insurance	41,332	42,674
Landlord contributions	26,260	28,420
Unrecognized tax benefits	4,722	5,245
Other	6,828	5,966

	$136,560	$137,485

7. INCOME TAXES

The provision for income taxes from continuing operations consists of the following (in thousands):

	2012	2011	2010
Current income tax expense:
Federal	$27,707	$16,596	$36,493
State	7,056	1,694	9,055
Foreign	5,098	2,046	1,904

Total current income tax expense	39,861	20,336	47,452

Deferred income tax expense (benefit):
Federal	16,520	20,507	(15,773)
State	1,196	1,426	(3,415)

Total deferred income tax expense (benefit)	17,716	21,933	(19,188)

	$57,577	$42,269	$28,264

A reconciliation between the reported provision for income taxes from continuing operations and the amount computed by applying the statutory Federal income tax rate of 35% to income before provision for income taxes is as follows (in thousands):

	2012	2011	2010
Income tax expense at statutory rate	$73,083	$64,165	$46,196
FICA tax credit	(16,609)	(15,779)	(16,625)
State income taxes, net of Federal benefit	4,750	(316)	1,711
Other	(3,647)	(5,801)	(3,018)

	$57,577	$42,269	$28,264

The income tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities as of June 27, 2012 and June 29, 2011 are as follows (in thousands):

	2012	2011
Deferred income tax assets:
Leasing transactions	$41,393	$41,603
Stock-based compensation	12,577	15,320
Restructure charges and impairments	3,231	4,962
Insurance reserves	19,425	23,636
Employee benefit plans	577	591
Gift cards	11,296	9,369
Other, net	10,294	10,296

Total deferred income tax assets	98,793	105,777

Deferred income tax liabilities:
Prepaid expenses	14,306	13,448
Goodwill and other amortization	23,879	22,297
Depreciation and capitalized interest on property and equipment	33,617	24,672
Other, net	3,842	3,471

Total deferred income tax liabilities	75,644	63,888

Net deferred income tax asset	$23,149	$41,889

A reconciliation of unrecognized tax benefits for the fiscal years ended June 27, 2012 and June 29, 2011 are as follows (in thousands):

	2012	2011
Balance at beginning of year	$9,142	$18,850
Additions based on tax positions related to the current year	927	1,199
Additions based on tax positions related to prior years	260	188
Settlements with tax authorities	0	(5,387)
Expiration of statute of limitations	(2,993)	(5,708)

Balance at end of year	$7,336	$9,142

The total amount of unrecognized tax benefits as of June 27, 2012 was $7.3 million ($5.0 million of which would favorably affect the effective tax rate if resolved in our favor due to the effect of deferred tax benefits). During the next twelve months, we anticipate that it is reasonably possible that the amount of unrecognized tax benefits could be reduced by approximately $0.6 million ($0.4 million of which would affect the effective tax rate due to the effect of deferred tax benefits) either because our tax position will be sustained upon audit or as a result of the expiration of the statute of limitations for specific jurisdictions.

We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. During 2012 we recognized a benefit of approximately $0.3 million in interest. As of June 27, 2012, we had $2.9 million ($2.0 million net of a $0.9 million Federal deferred tax benefit) of interest and penalties accrued, compared to $3.0 million ($2.3 million net of a $0.7 million Federal deferred tax benefit) at June 29, 2011.

8. DEBT

Long-term debt consists of the following (in thousands):

	2012	2011
Term loan	$237,500	$185,000
5.75% notes	289,709	289,557
Revolving credit facility	40,000	0
Capital lease obligations (see Note 9)	48,015	50,106

	615,224	524,663
Less current installments	(27,334)	(22,091)

	$587,890	$502,572

In August 2011, we executed a revised unsecured senior credit facility increasing total capacity from $400 million to $500 million. The maturity date of the revised credit facility is August 2016. The revised facility includes a $250 million revolver and a $250 million term loan. In connection with the revision of the facility, we increased the term loan borrowings by $70.0 million. During fiscal 2012, we paid our required installments totaling $17.5 million bringing the outstanding balance to $237.5 million. In April 2012, $40 million was drawn from the revolver to fund share repurchases, none of which was repaid. As of June 27, 2012, we had $210 million of credit available under the revolver.

The revised term loan and revolving credit facility bear interest at LIBOR plus an applicable margin, which is a function of our credit rating and debt to cash flow ratio, but is subject to a maximum of LIBOR plus 2.50%. Based on our current credit rating, we are paying interest at a rate of LIBOR plus 1.63%. One month LIBOR at June 27, 2012 was approximately 0.25%.

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

Excluding capital lease obligations (see Note 9) our long-term debt maturities for the five years following June 27, 2012 are as follows (in thousands):

Fiscal Year	Long-Term Debt
2013	$25,000
2014	314,709
2015	25,000
2016	25,000
2017	177,500
Thereafter	0

$567,209

9. LEASES

(a) Capital Leases

We lease certain buildings under capital leases. The asset value of $39.4 million at June 27, 2012 and $39.8 million at June 29, 2011, and the related accumulated amortization of $16.2 million and $14.6 million at June 27, 2012 and June 29, 2011, respectively, are included in property and equipment. Amortization of assets under capital leases is included in depreciation and amortization expense.

(b) Operating Leases

We lease restaurant facilities, office space and certain equipment under operating leases having terms expiring at various dates through fiscal 2093. The restaurant leases have renewal clauses of 1 to 35 years at our option and, in some cases, have provisions for contingent rent based upon a percentage of sales in excess of specified levels, as defined in the leases. Rent expense for fiscal 2012, 2011, and 2010 was $101.3 million, $101.0 million and $102.5 million, respectively. Contingent rent included in rent expense for fiscal 2012, 2011 and 2010 was $3.8 million, $4.1 million and $4.7 million, respectively.

(c) Commitments

As of June 27, 2012, future minimum lease payments on capital and operating leases were as follows (in thousands):

Fiscal Year	Capital Leases	Operating Leases
2013	$5,473	$100,287
2014	5,581	92,545
2015	5,692	81,617
2016	5,806	67,976
2017	5,709	44,992
Thereafter	47,690	102,219

Total minimum lease payments(a)	75,951	$489,636

Imputed interest (average rate of 7%)	(27,936)

Present value of minimum lease payments	48,015
Less current installments	(2,334)

	$45,681

(a)	Future minimum lease payments have not been reduced by minimum sublease rentals due in the future under non-cancelable subleases. Sublease rentals are approximately $39.8 million and $55.7 million for capital and operating subleases, respectively.

10. FAIR VALUE DISCLOSURES

(a) Non-Financial Assets Measured on a Non-Recurring Basis

In fiscal 2012, assets primarily related to three underperforming restaurants with a carrying value of $4.7 million were written down to their fair value of $1.6 million resulting in an impairment charge of $3.1 million. In fiscal 2011, assets primarily related to three underperforming restaurants with a carrying value of $2.2 million were written down to their fair value of $0.3 million resulting in an impairment charge of $1.9 million. We determined fair value based on projected discounted future operating cash flows of the restaurants over their remaining service life using a risk adjusted discount rate that is commensurate with the risk inherent in our current business model.

In fiscal 2012, certain transferable liquor licenses with a carrying value of $6.7 million were written down to their fair value of $4.1 million resulting in an impairment charge of $2.6 million. We determined fair value based on prices in the open market for licenses in similar jurisdictions.

All impairment charges related to underperforming restaurants and liquor licenses were included in other gains and charges in the consolidated statement of income for the periods presented.

The following table presents fair values for those assets measured at fair value on a non-recurring basis at June 27, 2012 and June 29, 2011 (in thousands):

	Fair Value Measurements Using
	(Level 1)	(Level 2)	(Level 3)	Total
Long-lived assets held for use:
At June 27, 2012	$0	$0	$1,586	$1,586
At June 29, 2011	$0	$0	$255	$255
Liquor licenses:
At June 27, 2012	$0	$4,109	$0	$4,109

(b) Other Financial Instruments

Our financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The fair value of cash and cash equivalents, accounts receivable and accounts payable approximates their carrying amounts while the fair value of the 5.75% notes is based on quoted market prices. At June 27, 2012, the 5.75% notes had a carrying value of $289.7 million and a fair value of $310.2 million. At June 29, 2011, the 5.75% notes had a carrying value of $289.6 million and a fair value of $308.1 million.

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

Transactions during fiscal 2012 were as follows (in thousands, except option prices):

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Options outstanding at June 29, 2011	6,137	$21.77
Granted	554	24.35
Exercised	(2,027)	21.42
Forfeited or canceled	(310)	24.51

Options outstanding at June 27, 2012	4,354	$22.07	3.7	$36,625

Options exercisable at June 27, 2012	2,981	$22.69	2.4	$23,209

At June 27, 2012, unrecognized compensation expense related to stock options totaled approximately $4.2 million and will be recognized over a weighted average period of 2.0 years. The intrinsic value of options exercised totaled approximately $12.6 million, $5.5 million and $0.7 million during fiscal 2012, 2011 and 2010, respectively. The tax benefit realized on options exercised totaled approximately $4.8 million, $2.1 million and $0.3 million during fiscal 2012, 2011 and 2010, respectively.

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

Transactions during fiscal 2012 were as follows (in thousands, except fair values):

	Number of Restricted Share Awards	Weighted Average Fair Value Per Award
Restricted share awards outstanding at June 29, 2011	2,342	$14.03
Granted	665	20.12
Vested	(648)	17.12
Forfeited	(142)	15.45

Restricted share awards outstanding at June 27, 2012	2,217	$14.86

At June 27, 2012, unrecognized compensation expense related to restricted share awards totaled approximately $9.7 million and will be recognized over a weighted average period of 2.4 years. The fair value of shares that vested during fiscal 2012, 2011, and 2010 totaled approximately $11.5 million, $7.5 million and $9.6 million, respectively.

12. SAVINGS PLANS

We sponsor a qualified defined contribution retirement plan covering all employees who have attained the age of twenty-one and have completed one year and 1,000 hours of service. Eligible employees are allowed to contribute, subject to IRS limitations on total annual contributions, up to 50% of their base compensation and

100% of their eligible bonuses, as defined in the plan, to various investment funds. We match in cash at a rate of 100% of the first 3% an employee contributes and 50% of the next 2% the employee contributes with immediate vesting. In fiscal 2012, 2011, and 2010, we contributed approximately $6.7 million, $6.3 million, and $7.3 million, respectively.

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

13. SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest and income taxes is as follows (in thousands):

	2012	2011	2010
Income taxes, net of refunds	$47,514	$38,340	$20,052
Interest, net of amounts capitalized	24,455	25,810	23,923

Non-cash investing activities are as follows (in thousands):

	2012	2011	2010
Retirement of fully depreciated assets	$77,249	$60,175	$45,854

14. CONTINGENCIES

In connection with the sale of restaurants to franchisees and brand divestitures, we have, in certain cases, guaranteed lease payments. As of June 27, 2012 and June 29, 2011, we have outstanding lease guarantees or are secondarily liable for $142.6 million and $166.1 million, respectively. This amount represents the maximum potential liability of future payments under the guarantees. These leases have been assigned to the buyers and expire at the end of the respective lease terms, which range from fiscal 2013 through fiscal 2023. In the event of default, the indemnity and default clauses in our assignment agreements govern our ability to pursue and recover damages incurred. No material liabilities have been recorded as of June 27, 2012.

In August 2004, certain current and former hourly restaurant team members filed a putative class action lawsuit against us in California Superior Court alleging violations of California labor laws with respect to meal periods and rest breaks. The lawsuit sought penalties and attorney’s fees and was certified as a class action by the trial court in July 2006. In July 2008, the California Court of Appeal decertified the class action on all claims with prejudice. In October 2008, the California Supreme Court granted a writ to review the decision of the Court of Appeal and oral arguments were heard by the California Supreme Court on November 8, 2011. On April 12, 2012, the California Supreme Court issued an opinion affirming in part, reversing in part, and remanding in part for further proceedings. The California Supreme Court’s opinion resolved many of the legal standards for meal periods and rest breaks in our California restaurants and we intend to vigorously defend our position on the remaining issues upon remand to the trial court. It is not possible at this time to reasonably estimate the possible loss or range of loss, if any.

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

15. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes the unaudited consolidated quarterly results of operations for fiscal 2012 and 2011 (in thousands, except per share amounts):

	Fiscal Year 2012 Quarters Ended
	Sept. 28	Dec. 28	March 28	June 27
Revenues	$668,402	$681,904	$742,045	$728,371

Income before provision for income taxes	$33,631	$50,265	$62,565	$62,348

Net income	$23,621	$35,674	$44,933	$47,004
Basic net income per share	$0.29	$0.45	$0.58	$0.63
Diluted net income per share	$0.28	$0.44	$0.56	$0.61

Basic weighted average shares outstanding	81,744	79,840	77,582	75,070
Diluted weighted average shares outstanding	83,583	81,655	79,735	77,682

	Fiscal Year 2011 Quarters Ended
	Sept. 29	Dec. 29	March 30	June 29
Revenues	$654,893	$671,886	$717,119	$717,488

Income before provision for income taxes	$26,919	$45,426	$55,499	$55,485

Net income	$21,431	$37,464	$40,246	$41,919
Basic net income per share	$0.21	$0.41	$0.46	$0.50
Diluted net income per share	$0.21	$0.41	$0.45	$0.49

Basic weighted average shares outstanding	100,667	90,936	87,679	83,888
Diluted weighted average shares outstanding	101,556	92,111	89,647	85,906

Net income for fiscal year 2012 included lease termination charges of $0.5 million, $1.9 million and $0.8 million in the first, second and third quarters, respectively. Long-lived asset impairments of $1.1 million and $2.0 million were recorded in the second and fourth quarters, respectively. Additionally, net income also included $2.6 million of liquor license impairment charges in the fourth quarter. These charges were partially offset by net gains of $1.3 million and $2.0 million related to land sales in the first and fourth quarters, respectively.

Net income for fiscal year 2011 included severance charges of $2.8 million, $0.9 million and $1.0 million in the first, second and third quarters, respectively. Lease termination charges of $1.2 million, $0.8 million and $1.0 million were incurred in the first, second and fourth quarters, respectively. Net income also included long-lived asset impairments of $1.1 million and $0.8 million in the second and fourth quarters, respectively.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Brinker International, Inc.:

We have audited the accompanying consolidated balance sheets of Brinker International, Inc. and subsidiaries (“the Company”) as of June 27, 2012 and June 29, 2011, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended June 27, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brinker International, Inc. and subsidiaries as of June 27, 2012 and June 29, 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended June 27, 2012 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of June 27, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 27, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG LLP

Dallas, TX

August 27, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Brinker International, Inc.:

We have audited Brinker International, Inc. and subsidiaries’ (“the Company”) internal control over financial reporting as of June 27, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 27, 2012, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Brinker International, Inc. and subsidiaries as of June 27, 2012 and June 29, 2011, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended June 27, 2012, and our report dated August 27, 2012 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Dallas, TX

August 27, 2012

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

We maintain a system of internal controls over financial reporting designed to provide reasonable assurance of the reliability of the consolidated financial statements. Our internal audit function monitors and reports on the adequacy of the compliance with the internal control system and appropriate actions are taken to address significant control deficiencies and other opportunities for improving the system as they are identified. The Audit Committee of the Board of Directors, which is comprised solely of outside directors, provides oversight to the financial reporting process through periodic meetings with our independent auditors, internal auditors, and management. Both our independent auditors and internal auditors have free access to the Audit Committee. Although no cost-effective internal control system will preclude all errors and irregularities, we believe our controls as of and for the year ended June 27, 2012 provide reasonable assurance that the consolidated financial statements are reliable.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting. We have assessed the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, we concluded that our internal control over financial reporting was effective as of June 27, 2012.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The effectiveness of our internal control over financial reporting as of June 27, 2012 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its attestation report which is included herein.

/s/ DOUGLAS H. BROOKS

DOUGLAS H. BROOKS

President and Chief Executive Officer

/s/ GUY J. CONSTANT

GUY J. CONSTANT

Executive Vice President and Chief Financial Officer