Form 10-K, Exhibit 13
period 2013-06-26
BRINKER INTERNATIONAL INC
filed 2013-08-26
CIK 703351

EXHIBIT 13
BRINKER INTERNATIONAL, INC.
SELECTED FINANCIAL DATA
(In thousands, except per share amounts and number of restaurants)

	Fiscal Years
	2013	2012	2011	2010(a)	2009
Income Statement Data:
Revenues:
Company sales	$2,766,618	$2,748,462	$2,685,441	$2,803,679	$3,212,522
Franchise and other revenues	79,480	72,260	75,945	54,819	63,840
Total revenues	2,846,098	2,820,722	2,761,386	2,858,498	3,276,362
Operating Costs and Expenses:
Company restaurants
Cost of sales	758,377	769,729	742,283	816,015	923,668
Restaurant labor	892,413	891,910	886,559	926,474	1,054,078
Restaurant expenses	655,214	649,830	655,060	660,922	784,657
Company restaurant expenses	2,306,004	2,311,469	2,283,902	2,403,411	2,762,403
Depreciation and amortization	131,481	125,054	128,447	135,832	145,220
General and administrative	134,538	143,388	132,834	136,270	147,372
Other gains and charges	17,300	8,974	10,783	28,485	118,612
Total operating costs and expenses	2,589,323	2,588,885	2,555,966	2,703,998	3,173,607
Operating income	256,775	231,837	205,420	154,500	102,755
Interest expense	29,118	26,800	28,311	28,515	33,330
Other, net	(2,658)	(3,772)	(6,220)	(6,001)	(9,430)
Income before provision for income taxes	230,315	208,809	183,329	131,986	78,855
Provision for income taxes	66,956	57,577	42,269	28,264	6,734
Income from continuing operations	163,359	151,232	141,060	103,722	72,121
Income from discontinued operations, net of taxes	0	0	0	33,982	7,045
Net income	$163,359	$151,232	$141,060	$137,704	$79,166
Basic net income per share:
Income from continuing operations	$2.28	$1.93	$1.55	$1.02	$0.71
Income from discontinued operations	$0.00	$0.00	$0.00	$0.33	$0.07
Net income per share	$2.28	$1.93	$1.55	$1.35	$0.78
Diluted net income per share:
Income from continuing operations	$2.20	$1.87	$1.53	$1.01	$0.70
Income from discontinued operations	$0.00	$0.00	$0.00	$0.33	$0.07
Net income per share	$2.20	$1.87	$1.53	$1.34	$0.77
Basic weighted average shares outstanding	71,788	78,559	90,807	102,287	101,852
Diluted weighted average shares outstanding	74,158	80,664	92,320	103,044	102,713
Balance Sheet Data:
Working capital(b)	$(191,620)	$(203,567)	$(181,047)	$56,799	$115,897
Total assets(b)	1,452,603	1,439,408	1,487,762	1,857,713	1,954,032
Long-term obligations(b)	913,035	727,786	643,251	679,088	888,606
Shareholders’ equity	149,357	309,873	438,910	728,748	646,924
Dividends per share	$0.80	$0.64	$0.56	$0.47	$0.44
Number of Restaurants Open (End of Period):
Company-operated	877	865	868	871	1,024
Franchised/Joint venture	714	716	711	679	665
Total	1,591	1,581	1,579	1,550	1,689
Revenues of franchisees(c)	$1,632,076	$1,609,893	$1,558,886
____________________________________________________________________

(a)	Fiscal year 2010 consisted of 53 weeks while all other periods presented consisted of 52 weeks.

(b)	Prior year amounts have been updated to conform with fiscal 2013 presentation.

(c)
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
OVERVIEW
We are principally engaged in the ownership, operation, development, and franchising of the Chili’s Grill & Bar (“Chili’s”) and Maggiano’s Little Italy (“Maggiano’s”) restaurant brands. At June 26, 2013, we owned, operated, or franchised 1,591 restaurants.
We are committed to strategies and initiatives that are centered on long-term sales and profit growth, enhancing the guest experience and team member engagement. These strategies are intended to differentiate our brands from the competition, reduce the costs associated with managing our restaurants and establish a strong presence for our brands in key markets around the world.
Key economic indicators such as total employment, consumer confidence and spending levels continued to improve slightly this year; however, the casual dining industry experienced soft sales and traffic. As consumers regain some optimism, it appears that housing and large ticket items are taking priority in part due to historically low interest rates. Slow economic growth has challenged our industry for several years and as a result, our strategies and initiatives have been developed to provide a solid foundation for earnings growth going forward and are appropriate for all operating conditions.
Our current initiatives are designed to drive profitable sales growth and improve the guest experience in our restaurants. We are investing in new kitchen equipment, operations software and remodel initiatives as the core pieces of our strategy. We have now completed the installation of new kitchen equipment in both our company-owned Chili's restaurants and our domestic franchise restaurants. We anticipate that the upgraded equipment will consistently provide a high quality product at a faster pace, enhancing both profitability and guest satisfaction. Based on our robust testing process, we believe the usability and efficiency of the equipment results in significant labor savings over time. Also, the flexibility of our equipment allows for the development of new menu categories that we believe results in increased sales and guest traffic.
All company-owned Chili's restaurants are now operating with an integrated point of sale and back office software system that was designed to enhance the efficiency of our restaurant operations and reporting capabilities. Timely and more detailed reporting in our restaurants will result in improved inventory and labor management while reducing software maintenance costs. Additionally, our management team will have more timely visibility into operating performance and trends which will enhance decision making and improve profitability. We expect to complete the system installation in Maggiano's restaurants by the end of the calendar year.
We have remodeled a significant number of our company-owned Chili's restaurants and plan to continue the initiative at a brisk pace. The remodel design is intended to revitalize Chili's in a way which enhances the relevance of the brand and raises guest expectations regarding the quality of the experience. The design is contemporary while staying true to the Chili's brand heritage. We believe that these updates will positively impact the guest perception of the restaurant in both the dining room and bar areas and provide a long-term positive impact to traffic and sales.
We continually evaluate our menu at Chili's to improve quality, freshness and value by introducing new items and improving existing favorites. Chili's new menu innovations this year include several pizza and flatbread choices and lighter entree selections like Mango Chile Chicken and Mango Chile Tilapia. The dessert and appetizer sections of the menu have also been enhanced with new selections like the freshly baked skillet cookie, soft pretzel bread sticks and sweet potato fries. Our two for twenty dollars and lunch combo offerings, which provide our guests an excellent value, have been refreshed with new menu items including pizzas, flatbreads and Southwestern Mac 'n' Cheese with Grilled Chicken. Our new steak selections introduced last year also continue to have a high guest preference and have been enhanced with steak topper add-ons. An emphasis on new products, training and our reimaged bar also resulted in improved bar sales over last year. We believe these changes as well as our ability to develop new and innovative items will further enhance sales and drive incremental traffic. We are committed to offering a compelling everyday menu that provides items our guests prefer at a solid value.
Improvements at Chili's will have the most significant impact on the business; however, our results will also benefit through additional contributions from Maggiano's and our global business. Maggiano's continues to deliver sales growth and strong margin performance. Maggiano's offers a compelling menu and great value with Classic Pasta and Marco's Meal. Kitchen efficiency and inventory controls continue to enhance profitability and strengthen the business model.
Global expansion allows further diversification which will enable us to build strength in a variety of markets and economic conditions. This expansion will come through acquisitions, franchise relationships, joint venture arrangements and equity investments, taking advantage of demographic and eating trends which we believe will accelerate in the international market over the next decade. We completed the acquisition of 11 Chili's restaurants in Alberta, Canada this year and are excited about the potential growth for the Chili's brand in Canada. Our growing franchise operations both domestically and internationally enable us to improve margins as royalty payments impact the bottom line.
The casual dining industry is a competitive business which is sensitive to changes in economic conditions, trends in lifestyles and fluctuating costs. Our priority remains increasing profitable growth over time in all operating environments. We have designed both operational and financial strategies to achieve this goal and in our opinion, improve shareholder value. Success with our initiatives to improve sales trends and operational effectiveness will enhance the profitability of our restaurants and strengthen our competitive position. The effective execution of our financial strategies, including repurchasing shares of our common stock, payment of quarterly dividends, disciplined use of capital and efficient management of operating expenses, will further enhance our profitability and return value to our shareholders. We remain confident in the financial health of our company, the long-term prospects of the industry, as well as our ability to perform effectively in a competitive marketplace and a variety of economic environments.

RESULTS OF OPERATIONS FOR FISCAL YEARS 2013, 2012, AND 2011

The following table sets forth selected operating data as a percentage of total revenues (unless otherwise noted) for the periods indicated. All information is derived from the accompanying consolidated statements of income:

	Fiscal Years
	2013	2012	2011
Revenues:
Company sales	97.2%	97.4%	97.2%
Franchise and other revenues	2.8%	2.6%	2.8%
Total revenues	100.0%	100.0%	100.0%
Operating Costs and Expenses:
Company restaurants
Cost of sales (1)	27.4%	28.0%	27.6%
Restaurant labor (1)	32.3%	32.5%	33.0%
Restaurant expenses (1)	23.7%	23.6%	24.4%
Company restaurant expenses (1)	83.4%	84.1%	85.0%
Depreciation and amortization	4.6%	4.4%	4.7%
General and administrative	4.7%	5.1%	4.8%
Other gains and charges	0.6%	0.3%	0.4%
Total operating costs and expenses	91.0%	91.8%	92.6%
Operating income	9.0%	8.2%	7.4%
Interest expense	1.0%	0.9%	1.0%
Other, net	(0.1)%	(0.1)%	(0.2)%
Income before provision for income taxes	8.1%	7.4%	6.6%
Provision for income taxes	2.4%	2.0%	1.5%
Net income	5.7%	5.4%	5.1%
(1) As a percentage of company sales.
REVENUES
Beginning in fiscal 2013, revenues are presented in two separate captions on the consolidated statements of income to provide more clarity around company-owned restaurant revenue and operating expense trends. Company sales includes revenues generated by the operation of company-owned restaurants and gift card redemptions. Franchise and other revenues includes royalties, development fees, franchise fees, Maggiano's banquet service charge income and certain gift card activity (breakage and discounts). Prior year revenue amounts have been reclassified to conform to the fiscal 2013 presentation. These reclassifications have no effect on total revenue or net income previously reported.

Total revenues for fiscal 2013 increased to $2,846.1 million, a 0.9% increase from the $2,820.7 million generated for fiscal 2012 driven by a 0.7% increase in company sales and a 10.0% increase in franchise and other revenues. The increase in company sales was primarily attributable to an increase in comparable restaurant sales as follows:

	Fiscal Year Ended June 26, 2013
	Comparable Sales	Price Increase	Mix Shift	Traffic	Capacity
Company-owned	0.5%	1.5%	0.8%	(1.8)%	0.0%
Chili’s	0.5%	1.4%	0.9%	(1.8)%	0.0%
Maggiano’s	0.5%	1.8%	0.5%	(1.8)%	0.0%
Franchise (1)	1.9%
U.S.	1.6%
International	2.7%
Domestic (2)	0.8%
System-wide (3)	1.0%
____________________________________________________________________

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

(2)	Domestic comparable restaurant sales percentages are derived from sales generated by company-owned and franchise operated Chili's restaurants in the United States.

(3)	System-wide comparable restaurant sales are derived from sales generated by company-owned Chili’s and Maggiano’s restaurants in addition to the sales generated at franchisee operated restaurants.

Chili’s company sales increased to $2,392.9 million in fiscal 2013, a 0.7% increase from $2,376.4 million in fiscal 2012. The increase was primarily driven by an increase in comparable restaurant sales of 0.5% resulting from increased menu pricing and mix, partially offset by traffic declines.
Maggiano’s company sales increased to $373.7 million in fiscal 2013, a 0.5% increase from $372.0 million in fiscal 2012 driven by increased menu pricing and mix, partially offset by traffic declines.
Franchise and other revenues increased to $79.5 million in fiscal 2013 compared to $72.3 million in fiscal 2012. The increase was driven primarily by a $5.2 million reduction in revenues in the prior year resulting from a change in the estimate of gift card breakage. Royalty revenues increased due to the net addition of nine franchised restaurants during fiscal 2013. Our franchisees generated approximately $1,632 million in sales in fiscal 2013.
Total revenues for fiscal 2012 increased to $2,820.7 million, a 2.1% increase from the $2,761.4 million generated for fiscal 2011 driven by a 2.3% increase in company sales, partially offset by a 4.9% decrease in franchise and other revenues. The increase in company sales was primarily attributable to an increase in comparable restaurant sales as follows:

	Fiscal Year Ended June 27, 2012
	Comparable Sales	Price Increase	Mix Shift	Traffic	Capacity
Company-owned	2.6%	1.5%	(0.3)%	1.4%	(0.4)%
Chili’s	2.5%	1.4%	(0.4)%	1.5%	(0.4)%
Maggiano’s	3.0%	2.2%	0.0%	0.8%	0.0%
Franchise(1)	2.9%
U.S.	2.4%
International	4.2%
Domestic (2)	2.5%
System-wide (3)	2.7%
____________________________________________________________________

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

(2)	Domestic comparable restaurant sales percentages are derived from sales generated by company-owned and franchise operated Chili's restaurants in the United States.

(3)	System-wide comparable restaurant sales are derived from sales generated by company-owned Chili’s and Maggiano’s restaurants in addition to the sales generated at franchisee operated restaurants.

Chili’s company sales increased to $2,376.4 million in fiscal 2012, a 2.2% increase from $2,324.4 million in fiscal 2011. The increase was primarily driven by an increase in comparable restaurant sales of 2.5% resulting from improved guest traffic and favorable menu pricing. Company sales were negatively impacted by a decrease in capacity of 0.4% for fiscal 2012 (as measured by average-weighted sales weeks) primarily due to three net restaurant closures during fiscal 2012.
Maggiano’s company sales increased to $372.0 million in fiscal 2012, a 3.0% increase from $361.0 million in fiscal 2011 driven primarily by favorable menu pricing and improved guest traffic.
Franchise and other revenues decreased to $72.3 million in fiscal 2012 compared to $75.9 million in fiscal 2011. The decrease was driven primarily by a $5.2 million reduction in revenues due to a change in the estimate of gift card breakage in fiscal 2012. The decrease was partially offset by an increase in royalty revenues related to the net addition of five franchised restaurants during fiscal 2012. Our franchisees generated approximately $1,610 million in sales in fiscal 2012.
COSTS AND EXPENSES
Cost of sales, as a percent of company sales, decreased 0.6% in fiscal 2013. Cost of sales was positively impacted by favorable commodity usage for proteins, decreased commodity usage by Maggiano's resulting from efforts to reduce waste and increased menu pricing, partially offset by unfavorable commodity pricing for beef and pork. Cost of sales, as a percent of company sales, increased 0.4% in fiscal 2012. Cost of sales was negatively impacted by unfavorable commodity pricing for pork, beef, oils and dairy, partially offset by favorable commodity pricing for chicken and favorable menu pricing.
Restaurant labor, as a percent of company sales, decreased 0.2% in fiscal 2013 primarily driven by reduced hourly labor costs resulting from the installation of new kitchen equipment and lower manager bonuses, partially offset by increased employee health insurance expenses. Restaurant labor, as a percent of company sales, decreased 0.5% in fiscal 2012 primarily driven by decreased hourly labor costs resulting from the installation of new kitchen equipment, changes in the vacation policy and sales leverage related to higher revenue, partially offset by higher salaries and payroll taxes.
Restaurant expenses, as a percent of company sales, increased 0.1% in fiscal 2013 primarily driven by higher worker's compensation insurance expenses and advertising, partially offset by lower repair and maintenance expenses resulting from cost control initiatives and limitations on discretionary spending, lower utilities expense and sales leverage on fixed costs related to higher revenue. Restaurant expenses, as a percent of company sales, decreased 0.8% in fiscal 2012 primarily driven by sales leverage on fixed costs related to higher revenue and lower repair and maintenance expenses. The decrease was also due to reduced credit card fees as a result of the Durbin Amendment, lower worker’s compensation insurance expenses due to favorable claims development and decreased utilities expenses due to lower rates and milder winter weather.
Depreciation and amortization increased $6.4 million in fiscal 2013 primarily due to Chili's reimage, kitchen equipment and software investments in existing restaurants, partially offset by an increase in fully depreciated assets. Depreciation and amortization decreased $3.4 million in fiscal 2012 primarily driven by an increase in fully depreciated assets, restaurant closures and impairments, partially offset by an increase in depreciation due to investments in existing restaurants and asset replacements.
General and administrative expenses decreased $8.9 million in fiscal 2013 primarily due to lower performance based compensation, professional fees and relocation expenses, partially offset by higher stock-based compensation expense driven by a higher grant price in fiscal 2013. General and administrative expenses increased $10.6 million in fiscal 2012 primarily due to a decrease in income resulting from the expiration of the transaction services agreements with On The Border Mexican Grill & Cantina ("On The Border") and Romano's Macaroni Grill ("Macaroni Grill") which was recorded as an offset to general and administrative expenses. The increase was also due to higher relocation expenses, performance based compensation and salary expenses.
Other gains and charges in fiscal 2013 primarily included a charge of $15.8 million representing the remaining interest payments and unamortized debt issuance costs and discount resulting from the redemption of our 5.75% notes. Additionally, other gains and charges included $5.3 million of charges related to the impairment of the company-owned restaurant in Brazil and certain underperforming restaurants, $2.3 million of lease termination charges related to previously closed restaurants, and $2.2 million in severance and other benefits. These charges were partially offset by net gains of $11.2 million on the sale of assets, including an $8.3 million gain on the sale of our remaining 16.6% interest in Macaroni Grill and net gains of $2.9 million related to land sales.
Other gains and charges in fiscal 2012 primarily included $3.2 million of lease termination charges related to previously closed restaurants, $3.1 million of charges related to the impairment of certain underperforming restaurants, $2.6 million of charges related to the impairment of certain liquor licenses, $1.3 million of litigation charges and $0.4 million of long-lived asset impairment charges resulting from closures. These charges were partially offset by net gains of $3.3 million related to land sales.
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
Interest expense increased $2.3 million in fiscal 2013 as a result of higher borrowing balances. Interest expense decreased $1.5 million in fiscal 2012 as a result of lower interest rates on our variable interest rate debt, partially offset by the impact of higher borrowing balances and a $0.4 million write-off of deferred financing fees related to the revision of the unsecured senior credit facility that was executed in August 2011.
Other, net in fiscal 2013, 2012 and 2011 includes $2.3 million, $3.3 million and $5.3 million, respectively, of sublease income from Macaroni Grill and On The Border headquarters and franchisees as part of the respective sale agreements, as well as other subtenants. Other, net in fiscal 2011 also includes $0.6 million of interest income on short-term investment balances.
INCOME TAXES
The effective income tax rate increased to 29.1% for fiscal 2013 from 27.6% in fiscal 2012 primarily due to increased earnings, lower tax credits and lower favorable reserve adjustments related to resolved tax positions, partially offset by the increased tax benefit resulting from higher special item charges in the current year.
The effective income tax rate increased to 27.6% for fiscal 2012 from 23.1% in fiscal 2011 primarily due to increased earnings and lower favorable reserve adjustments related to resolved tax positions.
LIQUIDITY AND CAPITAL RESOURCES
Cash Flows
Cash Flow from Operating Activities
During fiscal 2013, net cash flow provided by operating activities was $290.7 million compared to $303.4 million in the prior year. The decrease was driven by changes in working capital during the fiscal year, partially offset by an increase in earnings in the current year.
The working capital deficit decreased to $191.6 million at June 26, 2013 from $203.6 million at June 27, 2012. The decrease was driven primarily by the timing of operational payments and decreased profit sharing and manager bonus accruals, partially offset by an increase in the gift card liability.
Cash Flow Used In Investing Activities

	2013	2012
Net cash used in investing activities (in thousands):
Payments for property and equipment	$(131,531)	$(125,226)
Payments for purchase of restaurants	(24,622)	(3,120)
Proceeds from sale of assets	17,157	8,112
Insurance recoveries	1,152	0
Investment in equity method investees	0	(3,170)
	$(137,844)	$(123,404)
Net cash used in investing activities for fiscal 2013 increased to $137.8 million compared to $123.4 million in the prior year. Capital expenditures increased to $131.5 million for fiscal 2013 compared to $125.2 million for fiscal 2012 driven primarily by the ongoing Chili’s reimage program, purchases of new and replacement restaurant furniture and equipment and increased investments in new equipment and technology related to our kitchen retrofit initiative. We estimate that our capital expenditures during fiscal 2014 will be approximately $150 million to $160 million and will be funded entirely by cash from operations.

We also purchased 11 Chili's restaurants located in Alberta, Canada from a franchisee for $24.6 million in June 2013. Additionally, we received $17.2 million in proceeds from the sale of assets which primarily consisted of $8.4 million related to land sales and $8.3 million from the sale of our remaining interest in Macaroni Grill.
Cash Flow Used In Financing Activities

	2013	2012
Net cash used in financing activities (in thousands):
Proceeds from issuance of long-term debt	$549,528	$70,000
Purchases of treasury stock	(333,384)	(287,291)
Payments on long-term debt	(316,380)	(18,749)
Payments on revolving credit facility	(150,000)	0
Borrowings on revolving credit facility	110,000	40,000
Payments of dividends	(56,343)	(50,081)
Proceeds from issuances of treasury stock	41,190	43,416
Excess tax benefits from stock-based compensation	8,778	1,406
Payments for deferred financing costs	(5,969)	(1,620)
	$(152,580)	$(202,919)
Net cash used in financing activities for fiscal 2013 decreased to approximately $152.6 million compared to $202.9 million in the prior year primarily due to $549.5 million in proceeds related to the $550 million public debt offering and increased borrowing on the revolving credit facility. The decrease is partially offset by payments to retire the 5.75% senior notes and pay-off of the revolving credit facility balance as well as higher spending on share repurchases.
We repurchased approximately 9.3 million shares of our common stock for $333.4 million during fiscal 2013. Subsequent to the end of the fiscal year, we repurchased approximately 1.3 million shares for approximately $53 million.
In May 2013, we issued $550.0 million of notes consisting of two tranches - $250.0 million of 2.60% notes due in May 2018 and $300.0 million of 3.88% notes due in May 2023. We received proceeds totaling approximately $549.5 million prior to debt issuance costs and utilized the proceeds to redeem the 5.75% notes due in June 2014, pay down the revolver and fund share repurchases. The new notes require semi-annual interest payments beginning in the second quarter of fiscal 2014.
Our credit facility includes a $250 million revolver and a $250 million term loan and matures in August 2016. During the first two quarters of fiscal 2013, $110.0 million was drawn from the revolver to fund share repurchases. We subsequently repaid the outstanding balance of $150.0 million in the fourth quarter of fiscal 2013 leaving $250 million of credit available under the revolver as of June 26, 2013. During fiscal 2013, we paid our required term loan installments totaling $25.0 million bringing the outstanding balance to $212.5 million. In July 2013, an additional $60 million was borrowed from the revolver primarily to fund share repurchases discussed above.
The term loan and revolving credit facility bear interest at LIBOR plus an applicable margin, which is a function of our credit rating and debt to cash flow ratio, but is subject to a maximum of LIBOR plus 2.50%. Based on our current credit rating, we are paying interest at a rate of LIBOR plus 1.63%. One month LIBOR at June 26, 2013 was approximately 0.20%. As of June 26, 2013, we were in compliance with all financial debt covenants.

As of June 26, 2013, our credit rating by Standard and Poor’s (“S&P”) was BBB- (investment grade) with a stable outlook. Our corporate family rating by Moody’s was Ba1 (non-investment grade) and our senior unsecured rating was Ba2 (non-investment grade) with a stable outlook. Our credit rating by Fitch Ratings ("Fitch") was BBB- (investment grade) with a stable outlook. Our goal is to maintain our investment grade rating from S&P and Fitch and ultimately regain our investment grade rating from Moody’s.
We paid dividends of $56.3 million to common stock shareholders in fiscal 2013 compared to $50.1 million in dividends paid in fiscal 2012. Our Board of Directors approved a 25 percent increase in the quarterly dividend from $0.16 to $0.20 per share effective with the September 2012 dividend. Additionally, we declared a quarterly dividend late in fiscal 2013 which was paid early in fiscal 2014 on June 27, 2013. Subsequent to the end of the fiscal year, our Board of Directors approved a 20% increase in the quarterly dividend from $0.20 to $0.24 per share effective with the September 2013 dividend which was declared in August 2013. We will continue to target a 40 percent dividend payout ratio to provide additional return to shareholders.
In August 2012, our Board of Directors authorized a $500.0 million increase to our existing share repurchase program resulting in total authorizations of $3,385.0 million. As of June 26, 2013, approximately $333 million was available under our share repurchase authorizations. Subsequent to the end of the fiscal year, our Board of Directors authorized an additional $200 million in share repurchases, bringing the total authorization to $3,585.0 million. Our stock repurchase plan has been and will be used to return capital to shareholders and to minimize the dilutive impact of stock options and other share-based awards. Repurchased common stock is reflected as a reduction of shareholders’ equity. During fiscal 2013, approximately 1.8 million stock options were exercised resulting in cash proceeds of $41.2 million.
We have evaluated ways to monetize the value of our owned real estate and determined that the alternatives considered are more costly than other financing options currently available due to a combination of the income tax impact and higher effective borrowing rates.
Cash Flow Outlook
We believe that our various sources of capital, including future cash flow from operating activities and availability under our existing credit facility are adequate to finance operations as well as the repayment of current debt obligations. We are not aware of any other event or trend that would potentially affect our liquidity. In the event such a trend develops, we believe that there are sufficient funds available under our credit facility and from our internal cash generating capabilities to adequately manage our ongoing business.
Payments due under our contractual obligations for outstanding indebtedness, purchase obligations as defined by the Securities and Exchange Commission (“SEC”), and the expiration of the credit facility as of June 26, 2013 are as follows:

	Payments Due by Period (in thousands)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt(a)	$910,786	$43,125	$86,250	$423,579	$357,832
Capital leases	70,479	5,581	11,498	11,230	42,170
Operating leases	472,142	102,832	174,014	96,207	99,089
Purchase obligations(b)	117,555	26,213	24,477	21,034	45,831
	Amount of Revolving Credit Facility Expiration by Period (in thousands)
	Total Commitment	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Revolving credit facility	$250,000	$0	$0	$250,000	$0
____________________________________________________________________

(a)	Long-term debt consists of principal amounts owed on the five-year term loan, 2.60% notes and 3.88% notes, as well as remaining interest payments on the 2.60% and 3.88% notes totaling $148.8 million.

(b)
A “purchase obligation” is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase obligations primarily consist of long-term obligations for the purchase of fountain beverages, professional services contracts and energy, and exclude agreements that are cancelable without significant penalty.

In addition to the amounts shown in the table above, $6.4 million of unrecognized tax benefits have been recorded as liabilities. The timing and amounts of future cash payments related to these liabilities are uncertain.
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

Stock Based Compensation
We measure and recognize compensation cost at fair value for all share-based payments. We determine the fair value of our performance shares using a Monte Carlo simulation model. The Monte Carlo method is a statistical modeling technique that requires highly judgmental assumptions regarding our future operating performance compared to our plan designated peer group in the future. The simulation is based on a probability model and market-based inputs that are used to predict future stock returns. We use the historical operating performance and correlation of stock performance to the S&P 500 composite index of us and our peer group as inputs to the simulation model. These historical returns could differ significantly in the future and as a result, the fair value assigned to the performance shares could vary significantly to the final payout. We believe the Monte Carlo simulation model provides the best evidence of fair value at the grant date and is an appropriate technique for valuing share-based awards. We determine the fair value of our stock option awards using the Black-Scholes option valuation model. The Black-Scholes model requires judgmental assumptions including expected life and stock price volatility. We base our expected life assumptions on historical experience regarding option life. Stock price volatility is calculated based on historical prices and the expected life of the options. We recognize compensation expense for only the portion of share-based awards that are expected to vest. Therefore, we apply estimated forfeiture rates that are derived from our historical forfeitures of similar awards.
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
We determine fair value based on projected discounted future operating cash flows of the restaurant brands using a risk adjusted discount rate that is commensurate with the risk inherent in our current business model. We make assumptions regarding future profits and cash flows, expected growth rates, terminal values and other factors which could significantly impact the fair value calculations. In the event that these assumptions change in the future, we may be required to record impairment charges related to goodwill. The fair value of our reporting units was substantially in excess of the carry value as of our fiscal 2013 goodwill impairment test that was performed at the end of the second quarter. No indicators of impairment were identified from the date of our impairment test through the end of fiscal year 2013.
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
Gift Card Revenue
Proceeds from the sale of gift cards are recorded as deferred revenue and recognized as revenue when the gift card is redeemed by the holder. Breakage income represents the value associated with the portion of gift cards sold that will most likely never be redeemed. Based on our historical gift card redemption patterns and considering our gift cards have no expiration dates or dormancy fees, we can reasonably estimate the amount of gift cards for which redemption is remote and record breakage income based on this estimate. We recognize breakage income within the Franchise and other revenues caption in the consolidated statements of income. We update our estimate of our breakage rate periodically and, if necessary, adjust the deferred revenue balance accordingly. If actual redemption patterns vary from our estimate, actual gift card breakage income may differ from the amounts recorded.
Recent Accounting Pronouncements
In July 2012, the Financial Accounting Standards Board (“FASB”) updated its guidance on testing indefinite-lived intangible assets for impairment to allow companies the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. Companies electing to perform a qualitative assessment are no longer required to calculate the fair value of an indefinite-lived intangible asset unless the company determines, based on a qualitative assessment, that it is “more likely than not” that the asset is impaired. The updated guidance is effective for annual and interim impairment tests performed in fiscal years beginning after September 15, 2012, which requires that we adopt these provisions beginning in the first quarter of fiscal 2014. We do not expect the adoption of this updated guidance to have a significant impact on our consolidated financial statements.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to interest rate risk on short-term and long-term financial instruments carrying variable interest rates. The variable rate financial instruments consist of the outstanding borrowings on our term loan and revolving credit facility. At June 26, 2013, $212.5 million was outstanding under the term loan and no amount was outstanding under the revolving credit facility. The impact on our annual results of operations of a one-point interest rate change on the outstanding balance of these variable rate financial instruments as of June 26, 2013 would be approximately $2.1 million.
We purchase certain commodities such as beef, pork, poultry, seafood, produce, dairy and natural gas. These commodities are generally purchased based upon market prices established with vendors. These purchase arrangements may contain contractual features that fix the price paid for certain commodities. We do not use financial instruments to hedge commodity prices because these purchase arrangements help control the ultimate cost paid.
This market risk discussion contains forward-looking statements. Actual results may differ materially from this discussion based upon general market conditions and changes in domestic and global financial markets.

BRINKER INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

	Fiscal Years
	2013	2012	2011
Revenues:
Company sales	$2,766,618	$2,748,462	$2,685,441
Franchise and other revenues	79,480	72,260	75,945
Total revenues	2,846,098	2,820,722	2,761,386
Operating Costs and Expenses:
Company restaurants
Cost of sales	758,377	769,729	742,283
Restaurant labor	892,413	891,910	886,559
Restaurant expenses	655,214	649,830	655,060
Company restaurant expenses	2,306,004	2,311,469	2,283,902
Depreciation and amortization	131,481	125,054	128,447
General and administrative	134,538	143,388	132,834
Other gains and charges	17,300	8,974	10,783
Total operating costs and expenses	2,589,323	2,588,885	2,555,966
Operating income	256,775	231,837	205,420
Interest expense	29,118	26,800	28,311
Other, net	(2,658)	(3,772)	(6,220)
Income before provision for income taxes	230,315	208,809	183,329
Provision for income taxes	66,956	57,577	42,269
Net income	$163,359	$151,232	$141,060

Basic net income per share	$2.28	$1.93	$1.55

Diluted net income per share	$2.20	$1.87	$1.53

Basic weighted average shares outstanding	71,788	78,559	90,807

Diluted weighted average shares outstanding	74,158	80,664	92,320

Dividends per share	$0.80	$0.64	$0.56

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	2013	2012
ASSETS
Current Assets:
Cash and cash equivalents	$59,367	$59,103
Accounts receivable	37,842	43,387
Inventories	24,628	25,360
Prepaid expenses and other	71,824	66,359
Income taxes receivable	4,930	1,055
Deferred income taxes	0	2,918
Total current assets	198,591	198,182
Property and Equipment:
Land	147,581	152,382
Buildings and leasehold improvements	1,435,426	1,399,905
Furniture and equipment	580,115	556,304
Construction-in-progress	20,588	11,211
	2,183,710	2,119,802
Less accumulated depreciation and amortization	(1,147,895)	(1,076,238)
Net property and equipment	1,035,815	1,043,564
Other Assets:
Goodwill	142,103	125,604
Deferred income taxes	24,064	20,231
Other	52,030	51,827
Total other assets	218,197	197,662
Total assets	$1,452,603	$1,439,408
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Current installments of long-term debt	$27,596	$27,334
Accounts payable	93,326	100,531
Accrued liabilities	268,444	273,884
Deferred income taxes	845	0
Total current liabilities	390,211	401,749
Long-term debt, less current installments	780,121	587,890
Other liabilities	132,914	139,896
Commitments and Contingencies (Notes 9 and 14)
Shareholders’ Equity:
Common stock—250,000,000 authorized shares; $.10 par value; 176,246,649 shares issued and 67,444,099 shares outstanding at June 26, 2013 and 176,246,649 shares issued and 74,342,115 shares outstanding at June 27, 2012	17,625	17,625
Additional paid-in capital	477,420	466,781
Retained earnings	2,217,623	2,112,858
	2,712,668	2,597,264
Less treasury stock, at cost (108,802,550 shares at June 26, 2013 and 101,904,534 shares at June 27, 2012)	(2,563,311)	(2,287,391)
Total shareholders’ equity	149,357	309,873
Total liabilities and shareholders’ equity	$1,452,603	$1,439,408

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount
Balances at June 30, 2010	101,572	$17,625	$465,721	$1,923,561	$(1,678,159)	$0	$728,748
Net income and comprehensive income	0	0	0	141,060	0	0	141,060
Dividends ($0.56 per share)	0	0	0	(51,432)	0	0	(51,432)
Stock-based compensation	0	0	13,381	0	0	0	13,381
Purchases of treasury stock	(20,585)	0	(1,788)	0	(420,311)	0	(422,099)
Issuances of common stock	1,951	0	(9,821)	0	42,878	0	33,057
Excess tax shortfall from stock-based compensation	0	0	(3,805)	0	0	0	(3,805)
Balances at June 29, 2011	82,938	17,625	463,688	2,013,189	(2,055,592)	0	438,910
Net income and comprehensive income	0	0	0	151,232	0	0	151,232
Dividends ($0.64 per share)	0	0	0	(51,563)	0	0	(51,563)
Stock-based compensation	0	0	13,461	0	0	0	13,461
Purchases of treasury stock	(10,966)	0	(2,901)	0	(284,390)	0	(287,291)
Issuances of common stock	2,370	0	(9,175)	0	52,591	0	43,416
Excess tax benefit from stock-based compensation	0	0	1,708	0	0	0	1,708
Balances at June 27, 2012	74,342	17,625	466,781	2,112,858	(2,287,391)	0	309,873
Net income and comprehensive income	0	0	0	163,359	0	0	163,359
Dividends ($0.80 per share)	0	0	0	(58,594)	0	0	(58,594)
Stock-based compensation	0	0	16,610	0	0	0	16,610
Purchases of treasury stock	(9,176)	0	(5,565)	0	(327,819)	0	(333,384)
Issuances of common stock	2,278	0	(10,709)	0	51,899	0	41,190
Excess tax benefit from stock-based compensation	0	0	10,303	0	0	0	10,303
Balances at June 26, 2013	67,444	$17,625	$477,420	$2,217,623	$(2,563,311)	$0	$149,357

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal Years
	2013	2012	2011
Cash Flows from Operating Activities:
Net income	$163,359	$151,232	$141,060
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	131,481	125,054	128,447
Restructure charges and other impairments	11,425	10,396	8,427
Deferred income taxes	(4,793)	11,808	15,277
Net (gain) loss on disposal of assets	(6,905)	490	(401)
Stock-based compensation	15,909	13,461	12,789
Loss (Earnings) on equity investments	851	1,350	(1,802)
Other	363	799	405
Changes in assets and liabilities:
Accounts receivable	5,398	608	1,255
Inventories	908	(15)	1,341
Prepaid expenses and other	82	(2,984)	(2,150)
Other assets	(4,115)	489	406
Current income taxes	749	(3,874)	(3,976)
Accounts payable	(9,339)	12,188	(21,515)
Accrued liabilities	(9,995)	(17,197)	(15,178)
Other liabilities	(4,690)	(367)	(4,397)
Net cash provided by operating activities	290,688	303,438	259,988
Cash Flows from Investing Activities:
Payments for property and equipment	(131,531)	(125,226)	(70,361)
Payments for purchase of restaurants	(24,622)	(3,120)	0
Proceeds from sale of assets	17,157	8,112	8,696
Insurance recoveries	1,152	0	0
Investment in equity method investees	0	(3,170)	(2,896)
Net cash used in investing activities	(137,844)	(123,404)	(64,561)
Cash Flows from Financing Activities:
Proceeds from issuance of long-term debt	549,528	70,000	0
Purchases of treasury stock	(333,384)	(287,291)	(422,099)
Payments on long-term debt	(316,380)	(18,749)	(16,127)
Payments on revolving credit facility	(150,000)	0	0
Borrowings on revolving credit facility	110,000	40,000	0
Payments of dividends	(56,343)	(50,081)	(53,185)
Proceeds from issuances of treasury stock	41,190	43,416	33,057
Excess tax benefits from stock-based compensation	8,778	1,406	291
Payments for deferred financing costs	(5,969)	(1,620)	0
Net cash used in financing activities	(152,580)	(202,919)	(458,063)
Net change in cash and cash equivalents	264	(22,885)	(262,636)
Cash and cash equivalents at beginning of year	59,103	81,988	344,624
Cash and cash equivalents at end of year	$59,367	$59,103	$81,988

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a) Nature of Operations
We are principally engaged in the ownership, operation, development, and franchising of the Chili’s Grill & Bar (“Chili’s”) and Maggiano’s Little Italy (“Maggiano’s”) restaurant brands. At June 26, 2013, we owned, operated, or franchised 1,591 restaurants in the United States and 32 countries and two territories outside of the United States.
(b) Basis of Presentation
Our consolidated financial statements include the accounts of Brinker International, Inc. and our wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.
We have a 52/53 week fiscal year ending on the last Wednesday in June. Fiscal years 2013, 2012, and 2011 which ended on June 26, 2013, June 27, 2012, and June 29, 2011, respectively, each contained 52 weeks.
Beginning in fiscal 2013, revenues are presented in two separate captions on the consolidated statements of income to provide more clarity around company-owned restaurant revenue and operating expense trends. Company sales includes revenues generated by the operation of company-owned restaurants and gift card redemptions. Franchise and other revenues includes royalties, development fees, franchise fees, Maggiano's banquet service charge income and certain gift card activity (breakage and discounts). Prior year revenue amounts have been reclassified to conform to the fiscal 2013 presentation. These reclassifications have no effect on total revenue or net income previously reported. Certain other prior year balances in the accompanying consolidated balance sheets have been reclassified to conform with fiscal 2013 presentation. These reclassifications have no effect on our net income as previously reported and an immaterial impact on our prior year consolidated balance sheets.
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
Proceeds from the sale of gift cards are recorded as deferred revenue and recognized as revenue when the gift card is redeemed by the holder. Breakage income represents the value associated with the portion of gift cards sold that will most likely never be redeemed. Based on our historical gift card redemption patterns and considering our gift cards have no expiration dates or dormancy fees, we can reasonably estimate the amount of gift cards for which redemption is remote and record breakage income based on this estimate. We recognize breakage income within franchise and other revenues in the consolidated statements of income. We update our estimate of our breakage rate periodically and, if necessary, adjust the deferred revenue balance accordingly.

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
(h) Inventories
Inventories consist of food, beverages and supplies. During fiscal 2013, we completed the implementation of a new restaurant information system for all company-owned Chili’s restaurants and began the implementation process for all Maggiano's restaurants. Inventories located at the converted restaurants are valued using the first-in, first-out or “FIFO” method. All other inventories are stated at the lower of cost (weighted average cost method) or market. The change in inventory valuation methods did not have a material impact on our financial statements.
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
(k) Advertising
Advertising production costs are expensed in the period when the advertising first takes place. Other advertising costs are expensed as incurred. Advertising costs, net of advertising contributions from franchisees, were $82.8 million, $80.4 million and $80.2 million million in fiscal 2013, 2012, and 2011, respectively, and are included in restaurant expenses in the consolidated statements of income.

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
Goodwill impairment tests consist of a comparison of each reporting unit’s fair value with its carrying value. We determine fair value based on a combination of market based values and projected discounted future operating cash flows of the restaurant brands using a risk adjusted discount rate that is commensurate with the risk inherent in our current business model. If the carrying value of a reporting unit exceeds its fair value, goodwill is written down to its implied fair value. We determined that there was no goodwill impairment during our annual test and no indicators of impairment were identified through the end of fiscal year 2013. See Note 5 for additional disclosures related to goodwill.
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
Liquor licenses are reviewed for impairment semi-annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying amount is not recoverable, we record an impairment charge for the excess of the carrying amount over the fair value. We determine fair value based on prices in the open market for licenses in same or similar jurisdictions. Impairment charges are included in other gains and charges in the consolidated statements of income.
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
Stock-based compensation expense totaled approximately $16.6 million, $13.5 million and $13.4 million for fiscal 2013, 2012 and 2011, respectively. The total income tax benefit recognized in the consolidated statements of income related to stock-based compensation expense was approximately $6.6 million, $5.1 million and $5.7 million during fiscal 2013, 2012 and 2011, respectively.
The weighted average fair values of option grants were $12.94, $9.35 and $7.20 during fiscal 2013, 2012 and 2011, respectively. The fair value of stock options is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2013	2012	2011
Expected volatility	53.4%	56.7%	55.6%
Risk-free interest rate	0.7%	0.9%	1.6%
Expected lives	5 years	5 years	5 years
Dividend yield	2.4%	2.6%	3.1%
Expected volatility and the expected life of stock options are based on historical experience. The risk-free rate is based on the yield of a Treasury Note with a term equal to the expected life of the stock options.
(r) Preferred Stock
Our Board of Directors is authorized to provide for the issuance of 1.0 million preferred shares with a par value of $1.00 per share, in one or more series, and to fix the voting rights, liquidation preferences, dividend rates, conversion rights, redemption rights, and terms, including sinking fund provisions, and certain other rights and preferences. As of June 26, 2013, no preferred shares were issued.
(s) Shareholders’ Equity
In August 2012, our Board of Directors authorized a $500.0 million increase to our existing share repurchase program resulting in total authorizations of $3,385.0 million. We repurchased approximately 9.3 million shares of our common stock for $333.4 million during fiscal 2013. As of June 26, 2013, approximately $333 million was available under our share repurchase authorizations. Our stock repurchase plan has been and will be used to return capital to shareholders and to minimize the dilutive impact of stock options and other share-based awards. We evaluate potential share repurchases under our plan based on several factors, including our cash position, share price, operational liquidity, proceeds from divestitures, borrowings and planned investment and financing needs. Repurchased common stock is reflected as a reduction of shareholders’ equity. During fiscal 2013, approximately 1.8 million stock options were exercised resulting in cash proceeds of $41.2 million.
We paid dividends of $56.3 million to common stock shareholders during fiscal 2013, compared to $50.1 million in the prior year. Additionally, we declared a quarterly dividend of $13.5 million, or $0.20 per share, in June 2013 which was paid on June 27, 2013.
(t) Comprehensive Income
Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Fiscal 2013, 2012 and 2011 comprehensive income consists of net income.

(u) Net Income Per Share
Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. For the calculation of diluted net income per share, the basic weighted average number of shares is increased by the dilutive effect of stock options and restricted share awards, determined using the treasury stock method. We had approximately 193,000 stock options and restricted share awards outstanding at June 26, 2013, 287,000 stock options and restricted share awards outstanding at June 27, 2012, and 1.7 million stock options and restricted share awards outstanding at June 29, 2011 that were not included in the dilutive earnings per share calculation because the effect would have been antidilutive.
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

2.	ACQUISITION OF CHILI'S RESTAURANTS

On June 1, 2013, we completed the acquisition of 11 Chili's restaurants in Alberta, Canada from an existing franchisee for $24.6 million in cash. The results of operations of the Canadian restaurants are included in our consolidated financial statements from the date of acquisition. The assets and liabilities of the Canadian restaurants were recorded at their respective fair values as of the date of acquisition. We are in the process of evaluating the fair value of the reacquired franchise rights through internal studies and third-party valuations. When the valuation process is complete, we will record the reacquired franchise rights at their estimated fair value with a corresponding decrease to goodwill.
The preliminary allocation of the purchase price is as follows (in thousands):

Current assets	341
Property and equipment	8,017
Goodwill	16,499
Other assets	585
Total assets acquired	25,442
Current liabilities	25
Other liabilities	795
Total liabilities assumed	820
Net assets acquired	24,622
The excess of the purchase price over the aggregate fair value of net assets acquired was allocated to goodwill. We expect the majority of the goodwill balance to be deductible for tax purposes. The portion of the purchase price attributable to goodwill represents benefits expected as a result of the acquisition, including sales and unit growth opportunities.
As a result of the acquisition, we incurred expenses of approximately $0.4 million during fiscal 2013, which are included in other gains and charges in our consolidated statement of income. Pro-forma financial information of the combined entities for periods prior to the acquisition is not presented due to the immaterial impact of the financial results of the Canadian restaurants on our consolidated financial statements.

3.	INVESTMENTS AND OTHER DISPOSITIONS
(a) Investments
We have a joint venture agreement with CMR, S.A.B. de C.V. to develop 50 Chili’s restaurants in Mexico. We made a $1.6 million capital contribution to the joint venture in fiscal 2011. At June 26, 2013, 32 Chili’s restaurants were operating in the joint venture. We account for the Mexico joint venture investment under the equity method of accounting and record our share of the net income or loss of the investee within operating income since their operations are similar to our ongoing operations. These amounts have been included in restaurant expense in our consolidated statements of income due to the immaterial nature of the amounts.
In fiscal 2011, we entered into a joint venture investment with BTTO Participacoes Ltda (“BTTO”) to develop Chili's restaurants in Brazil. We made capital contributions of $1.6 million and $1.3 million to the joint venture during fiscal 2012 and 2011, respectively. One restaurant opened in September 2011. We accounted for this investment under the equity method of accounting until April 2012 when we purchased BTTO’s interest in the joint venture for approximately $1.5 million and began consolidating the entity’s results. In the fourth quarter of fiscal 2013, we fully impaired the property and equipment and recorded a charge in other gains and charges in the consolidated statement of income. The restaurant was subsequently closed in July 2013.
(b) Other Dispositions
In April 2013, we sold our remaining 16.6% ownership interest in Romano’s Macaroni Grill (“Macaroni Grill”) for approximately $8.3 million in cash proceeds. This amount was recorded as a gain in other gains and charges in the consolidated statement of income in fiscal 2013.

4.	OTHER GAINS AND CHARGES

	2013	2012	2011
Loss on extinguishment of debt	$15,768	$0	$0
Gain on the sale of assets, net (see Note 3)	(11,228)	(3,306)	(2,100)
Restaurant impairment charges	5,276	3,139	1,937
Restaurant closure charges	3,637	4,655	4,515
Severance and other benefits	2,235	0	5,034
Impairment of liquor licenses	170	2,641	0
Other	1,442	1,845	1,397
	$17,300	$8,974	$10,783
In June 2013, we redeemed our 5.75% notes due May 2014, resulting in a charge of $15.8 million representing the remaining interest payments and unamortized debt issuance costs and discount. See Note 8 for additional disclosures related to fiscal 2013 and 2012 activity.
In fiscal 2013, we recognized gains of $11.2 million on the sale of assets, including an $8.3 million gain on the sale of our remaining interest in Macaroni Grill and net gains of $2.9 million related to land sales.
We recorded impairment charges for the excess of the carrying amount of property and equipment over the fair value related to underperforming restaurants that are continuing to operate. Restaurant impairment charges were $5.3 million, $3.1 million and $1.9 million during fiscal 2013, 2012 and 2011, respectively. The fiscal 2013 charge of $5.3 million primarily includes the impairment of the company-owned restaurant in Brazil. Additionally, we recorded $0.2 million and $2.6 million of impairment charges in fiscal 2013 and 2012, respectively, for the excess of the carrying amount of certain transferable liquor licenses over their fair value. See Note 10 for fair value disclosures related to the fiscal 2013 and 2012 charges.
We recorded charges of $3.6 million, $4.7 million and $4.5 million during fiscal 2013, 2012, and 2011, respectively, primarily consisting of lease termination charges associated with restaurants closed in prior years. Additionally, the charge for fiscal 2012 included $0.4 million of long-lived asset impairment charges resulting from closures.
During fiscal 2013 and 2011, we made organizational changes designed to better align our staff in support of our strategic goals and evolving business model. We incurred $2.2 million and $5.0 million in severance and other benefits resulting from these actions in fiscal 2013 and 2011, respectively. The severance charges are net of income related to the forfeiture of stock-based compensation awards.

5.	GOODWILL
The changes in the carrying amount of goodwill for the fiscal years ended June 26, 2013 and June 27, 2012 are as follows (in thousands):

	2013	2012
Balance at beginning of year:
Goodwill	$188,438	$186,923
Accumulated impairment losses(a)	(62,834)	(62,834)
	125,604	124,089
Changes in goodwill:
Additions(b)	16,499	1,515
Balance at end of year:
Goodwill	204,937	188,438
Accumulated impairment losses	(62,834)	(62,834)
	$142,103	$125,604
____________________________________________________________________

(a)	The impairment losses recorded in prior years are related to restaurant brands that we no longer own.

(b)	Additions for the current year reflect the preliminary goodwill acquired as a result of the purchase of restaurants from a franchisee.

6.	ACCRUED AND OTHER LIABILITIES
Accrued liabilities consist of the following (in thousands):

	2013	2012
Payroll	$77,238	$87,414
Gift cards	91,893	86,332
Sales tax	18,613	18,785
Insurance	17,743	17,130
Property tax	14,119	14,257
Dividends	13,511	11,948
Other	35,327	38,018
	$268,444	$273,884
Other liabilities consist of the following (in thousands):

	2013	2012
Straight-line rent	$58,150	$57,418
Insurance	38,602	44,668
Landlord contributions	24,029	26,260
Unrecognized tax benefits	5,055	4,722
Other	7,078	6,828
	$132,914	$139,896

7.	INCOME TAXES
The provision for income taxes consists of the following (in thousands):

	2013	2012	2011
Current income tax expense:
Federal	$46,852	$27,707	$16,596
State	11,800	7,056	1,694
Foreign	2,879	5,098	2,046
Total current income tax expense	61,531	39,861	20,336
Deferred income tax expense (benefit):
Federal	7,344	16,520	20,507
State	(1,919)	1,196	1,426
Total deferred income tax expense	5,425	17,716	21,933
	$66,956	$57,577	$42,269
A reconciliation between the reported provision for income taxes and the amount computed by applying the statutory Federal income tax rate of 35% to income before provision for income taxes is as follows (in thousands):

	2013	2012	2011
Income tax expense at statutory rate	$80,610	$73,083	$64,165
FICA tax credit	(16,450)	(16,609)	(15,779)
State income taxes, net of Federal benefit	6,368	4,750	(316)
Other	(3,572)	(3,647)	(5,801)
	$66,956	$57,577	$42,269

The income tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities as of June 26, 2013 and June 27, 2012 are as follows (in thousands):

	2013	2012
Deferred income tax assets:
Leasing transactions	$40,662	$41,393
Stock-based compensation	13,250	12,577
Restructure charges and impairments	2,885	3,231
Insurance reserves	18,595	19,425
Employee benefit plans	544	577
Gift cards	13,171	11,296
Other, net	10,903	10,294
Total deferred income tax assets	100,010	98,793
Deferred income tax liabilities:
Prepaid expenses	15,776	14,306
Goodwill and other amortization	25,333	23,879
Depreciation and capitalized interest on property and equipment	32,160	33,617
Other, net	3,522	3,842
Total deferred income tax liabilities	76,791	75,644
Net deferred income tax asset	$23,219	$23,149

A reconciliation of unrecognized tax benefits for the fiscal years ended June 26, 2013 and June 27, 2012 are as follows (in thousands):

	2013	2012
Balance at beginning of year	$7,336	$9,142
Additions based on tax positions related to the current year	754	927
Additions based on tax positions related to prior years	7	260
Settlements with tax authorities	(930)	0
Expiration of statute of limitations	(779)	(2,993)
Balance at end of year	$6,388	$7,336
The total amount of unrecognized tax benefits that would favorably affect the effective tax rate if resolved in our favor due to the effect of deferred tax benefits was $4.3 million and $5.0 million as of June 26, 2013 and June 27, 2012, respectively. During the next twelve months, we anticipate that it is reasonably possible that the amount of unrecognized tax benefits could be reduced by approximately $0.6 million ($0.4 million of which would affect the effective tax rate due to the effect of deferred tax benefits) either because our tax position will be sustained upon audit or as a result of the expiration of the statute of limitations for specific jurisdictions.
We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. During fiscal 2013, we recognized an expense of approximately $0.5 million in interest. During fiscal 2012 and 2011, we recognized benefits of approximately $0.3 million and$1.8 million, respectively, in interest due to the reduction of accrued interest from statute expirations and settlements, net of accrued interest for remaining positions. As of June 26, 2013, we had $2.1 million ($1.5 million net of a $0.6 million Federal deferred tax benefit) of interest and penalties accrued, compared to $2.9 million ($2.0 million net of a $0.9 million Federal deferred tax benefit) at June 27, 2012.

8.	DEBT
Long-term debt consists of the following (in thousands):

	2013	2012
3.88% notes	$299,707	$0
2.60% notes	249,829	0
Term loan	212,500	237,500
5.75% notes	0	289,709
Revolving credit facility	0	40,000
Capital lease obligations (see Note 9)	45,681	48,015
	807,717	615,224
Less current installments	(27,596)	(27,334)
	$780,121	$587,890
In May 2013, we issued $550.0 million of notes consisting of two tranches - $250.0 million of 2.60% notes due in May 2018 and $300.0 million of 3.88% notes due in May 2023. We received proceeds totaling approximately $549.5 million prior to debt issuance costs and utilized the proceeds to redeem the 5.75% notes due in June 2014, pay down the revolver and fund share repurchases. The new notes require semi-annual interest payments beginning in the second quarter of fiscal 2014.
Our credit facility includes a $250 million revolver and a $250 million term loan and matures in August 2016. During the first two quarters of fiscal 2013, $110.0 million was drawn from the revolver to fund share repurchases. We subsequently repaid the outstanding balance of $150.0 million in the fourth quarter of fiscal 2013 leaving $250 million of credit available under the revolver as of June 26, 2013. During fiscal 2013, we paid our required term loan installments totaling $25.0 million bringing the outstanding balance to $212.5 million.
The term loan and revolving credit facility bear interest at LIBOR plus an applicable margin, which is a function of our credit rating and debt to cash flow ratio, but is subject to a maximum of LIBOR plus 2.50%. Based on our current credit rating, we are paying interest at a rate of LIBOR plus 1.63%. One month LIBOR at June 26, 2013 was approximately 0.20%.
Our debt agreements contain various financial covenants that, among other things, require the maintenance of certain leverage and fixed charge coverage ratios. We are currently in compliance with all financial covenants.

Excluding capital lease obligations (see Note 9) and interest, our long-term debt maturities for the five years following June 26, 2013 are as follows (in thousands):

Fiscal Year	Long-Term Debt
2014	$25,000
2015	25,000
2016	25,000
2017	137,500
2018	249,829
Thereafter	299,707
$762,036

9.	LEASES
(a) Capital Leases
We lease certain buildings under capital leases. The asset value of $39.0 million at June 26, 2013 and $39.4 million at June 27, 2012, and the related accumulated amortization of $18.2 million and $16.2 million at June 26, 2013 and June 27, 2012, respectively, are included in property and equipment. Amortization of assets under capital leases is included in depreciation and amortization expense.
(b) Operating Leases
We lease restaurant facilities and office space under operating leases having terms expiring at various dates through fiscal 2093. The restaurant leases have renewal clauses of 1 to 35 years at our option and, in some cases, have provisions for contingent rent based upon a percentage of sales in excess of specified levels, as defined in the leases. We include other rent-related costs in rent expense, such as common area maintenance, taxes and amortization of landlord contributions.
Rent expense consists of the following (in thousands):

	2013	2012	2011
Straight-lined minimum rent	$88,773	$88,194	$87,969
Contingent rent	3,637	3,752	4,138
Other	9,296	9,344	8,860
Total rent expense	$101,706	$101,290	$100,967
(c) Commitments
As of June 26, 2013, future minimum lease payments on capital and operating leases were as follows (in thousands):

Fiscal Year	Capital Leases	Operating Leases
2014	$5,581	$102,832
2015	5,692	93,741
2016	5,806	80,273
2017	5,709	57,389
2018	5,521	38,818
Thereafter	42,170	99,089
Total minimum lease payments(a)	70,479	$472,142
Imputed interest (average rate of 7%)	(24,798)
Present value of minimum lease payments	45,681
Less current installments	(2,596)
	$43,085
____________________________________________________________________

(a)
Future minimum lease payments have not been reduced by minimum sublease rentals to be received in the future under non-cancelable subleases. Sublease rentals are approximately $37.4 million and $54.8 million for capital and operating subleases, respectively.

10.	FAIR VALUE DISCLOSURES
(a) Non-Financial Assets Measured on a Non-Recurring Basis
In fiscal 2013, assets primarily related to three underperforming restaurants including the company-owned Chili's in Brazil with a carrying value of $5.6 million were written down to their fair value of $0.3 million resulting in an impairment charge of $5.3 million. In fiscal 2012, assets primarily related to three underperforming restaurants with a carrying value of $4.7 million were written down to their fair value of $1.6 million resulting in an impairment charge of $3.1 million. We determined fair value based on projected discounted future operating cash flows of the restaurants over their remaining service life using a risk adjusted discount rate that is commensurate with the risk inherent in our current business model.
In fiscal 2013, one transferable liquor license with a carrying value of $0.3 million was written down to the fair value of $0.1 million resulting in an impairment charge of $0.2 million. In fiscal 2012, certain transferable liquor licenses with a carrying value of $6.7 million were written down to their fair value of $4.1 million resulting in an impairment charge of $2.6 million. We determined fair value based on prices in the open market for licenses in same or similar jurisdictions.
All impairment charges related to underperforming restaurants and liquor licenses were included in other gains and charges in the consolidated statement of income for the periods presented.
The following table presents fair values for those assets measured at fair value on a non-recurring basis at June 26, 2013 and June 27, 2012 (in thousands):

	Fair Value Measurements Using
	(Level 1)	(Level 2)	(Level 3)	Total
Long-lived assets held for use:
At June 26, 2013	$0	$0	$333	$333
At June 27, 2012	$0	$0	$1,586	$1,586
Liquor licenses:
At June 26, 2013	$0	$100	$0	$100
At June 27, 2012	$0	$4,109	$0	$4,109

(b) Other Financial Instruments
Our financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The fair value of cash and cash equivalents, accounts receivable and accounts payable approximates their carrying amounts while the fair value of the 2.60% notes, 3.88% notes, and 5.75% notes is based on quoted market prices. At June 26, 2013, the 2.60% notes had a carrying value of $249.8 million and a fair value of $244.2 million and the 3.88% notes had a carrying value of $299.7 million and a fair value of $279.5 million. At June 27, 2012, the 5.75% notes had a carrying value of $289.7 million and a fair value of $310.2 million.

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

Transactions during fiscal 2013 were as follows (in thousands, except option prices):

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Options outstanding at June 27, 2012	4,354	$22.07
Granted	312	34.73
Exercised	(1,825)	22.57
Forfeited or canceled	(116)	23.31
Options outstanding at June 26, 2013	2,725	$23.13	4.0	$42,224
Options exercisable at June 26, 2013	1,709	$21.94	2.7	$28,524
At June 26, 2013, unrecognized compensation expense related to stock options totaled approximately $3.1 million and will be recognized over a weighted average period of 1.9 years. The intrinsic value of options exercised totaled approximately $22.4 million, $12.6 million and $5.5 million during fiscal 2013, 2012 and 2011, respectively. The tax benefit realized on options exercised totaled approximately $8.1 million, $4.8 million and $2.1 million during fiscal 2013, 2012 and 2011, respectively.
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
Transactions during fiscal 2013 were as follows (in thousands, except fair values):

	Number of Restricted Share Awards	Weighted Average Fair Value Per Award
Restricted share awards outstanding at June 27, 2012	2,217	$14.86
Granted	539	35.41
Vested	(653)	11.39
Forfeited	(180)	21.93
Restricted share awards outstanding at June 26, 2013	1,923	$21.15
At June 26, 2013, unrecognized compensation expense related to restricted share awards totaled approximately $12.6 million and will be recognized over a weighted average period of 2.4 years. The fair value of shares that vested during fiscal 2013, 2012, and 2011 totaled approximately $22.0 million, $11.5 million and $7.5 million, respectively.

12.	SAVINGS PLANS
We sponsor a qualified defined contribution retirement plan covering all employees who have attained the age of twenty-one and have completed one year and 1,000 hours of service. Eligible employees are allowed to contribute, subject to IRS limitations on total annual contributions, up to 50% of their base compensation and 100% of their eligible bonuses, as defined in the plan, to various investment funds. We match in cash at a rate of 100% of the first 3% an employee contributes and 50% of the next 2% the employee contributes with immediate vesting. In fiscal 2013, 2012, and 2011, we contributed approximately $7.2 million, $6.7 million, and $6.3 million, respectively.

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

13.	SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest and income taxes is as follows (in thousands):

	2013	2012	2011
Income taxes, net of refunds	$60,291	$47,514	$38,340
Interest, net of amounts capitalized (a)	41,504	24,455	25,810
____________________________________________________________________
(a) Interest includes $15.3 million of interest paid upon retirement of our 5.75% notes in June 2013.
Non-cash investing activities are as follows (in thousands):

	2013	2012	2011
Retirement of fully depreciated assets	$55,427	$77,249	$60,175

14.	COMMITMENTS AND CONTINGENCIES
In connection with the sale of restaurants to franchisees and brand divestitures, we have, in certain cases, guaranteed lease payments. As of June 26, 2013 and June 27, 2012, we have outstanding lease guarantees or are secondarily liable for $132.6 million and $142.6 million, respectively. This amount represents the maximum potential liability of future payments under the guarantees. These leases have been assigned to the buyers and expire at the end of the respective lease terms, which range from fiscal 2014 through fiscal 2024. In the event of default, the indemnity and default clauses in our assignment agreements govern our ability to pursue and recover damages incurred. No material liabilities have been recorded as of June 26, 2013, as the likelihood of default by the buyers on the assignment agreements was deemed to be less than probable.

We provide letters of credit to various insurers to collateralize obligations for outstanding claims. As of June 26, 2013, we had $22.4 million in undrawn standby letters of credit outstanding. All standby letters of credit are renewable annually.

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
The following table summarizes the unaudited consolidated quarterly results of operations for fiscal 2013 and 2012 (in thousands, except per share amounts):

	Fiscal Year 2013 Quarters Ended
	Sept. 26	Dec. 26	March 27	June 26
Revenues	$683,507	$689,764	$742,759	$730,068
Income before provision for income taxes	$40,452	$55,226	$72,814	$61,823
Net income	$27,864	$37,177	$51,951	$46,367
Basic net income per share	$0.38	$0.51	$0.73	$0.67
Diluted net income per share	$0.36	$0.50	$0.71	$0.64
Basic weighted average shares outstanding	73,903	72,560	71,067	69,607
Diluted weighted average shares outstanding	76,558	74,720	73,341	71,999

	Fiscal Year 2012 Quarters Ended
	Sept. 28	Dec. 28	March 28	June 27
Revenues	$668,402	$681,904	$742,045	$728,371
Income before provision for income taxes	$33,631	$50,265	$62,565	$62,348
Net income	$23,621	$35,674	$44,933	$47,004
Basic net income per share	$0.29	$0.45	$0.58	$0.63
Diluted net income per share	$0.28	$0.44	$0.56	$0.61
Basic weighted average shares outstanding	81,744	79,840	77,582	75,070
Diluted weighted average shares outstanding	83,583	81,655	79,735	77,682
Net income for fiscal year 2013 included a $15.8 million loss on extinguishment of debt in the fourth quarter. Long-lived asset impairments of $0.7 million and $4.6 million were recorded in the second and fourth quarter, respectively. Severance charges of $1.3 million and $1.0 million were incurred during the third and fourth quarters, respectively. Additionally, net income also included lease termination charges related to previously closed restaurants of $0.4 million, $1.1 million and $0.6 million in the first, second and fourth quarters, respectively. These charges were partially offset by an $8.3 million gain on the sale of our remaining interest in Macaroni Grill in the fourth quarter and net gains of $2.3 million and $0.4 million related to land sales in the second and fourth quarter, respectively.
Net income for fiscal year 2012 included lease termination charges related to previously closed restaurants of $0.5 million, $1.9 million and $0.8 million in the first, second and third quarters, respectively. Long-lived asset impairments of $1.1 million and $2.0 million were recorded in the second and fourth quarters, respectively. Additionally, net income also included $2.6 million of liquor license impairment charges in the fourth quarter. These charges were partially offset by net gains of $1.3 million and $2.0 million related to land sales in the first and fourth quarters, respectively.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Brinker International, Inc.:
We have audited the accompanying consolidated balance sheets of Brinker International, Inc. and subsidiaries (“the Company”) as of June 26, 2013 and June 27, 2012, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended June 26, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brinker International, Inc. and subsidiaries as of June 26, 2013 and June 27, 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended June 26, 2013 in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 26, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 26, 2013 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.
KPMG LLP
Dallas, TX
August 26, 2013

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Brinker International, Inc.:
We have audited Brinker International, Inc. and subsidiaries' (“the Company”) internal control over financial reporting as of June 26, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 26, 2013, based on criteria established in Internal Control-Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Brinker International, Inc. and subsidiaries as of June 26, 2013 and June 27, 2012, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended June 26, 2013, and our report dated August 26, 2013 expressed an unqualified opinion on those consolidated financial statements.
KPMG LLP
Dallas, TX
August 26, 2013

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
We maintain a system of internal controls over financial reporting designed to provide reasonable assurance of the reliability of the consolidated financial statements. Our internal audit function monitors and reports on the adequacy of the compliance with the internal control system and appropriate actions are taken to address significant control deficiencies and other opportunities for improving the system as they are identified. The Audit Committee of the Board of Directors, which is comprised solely of outside directors, provides oversight to the financial reporting process through periodic meetings with our independent auditors, internal auditors, and management. Both our independent auditors and internal auditors have free access to the Audit Committee. Although no cost-effective internal control system will preclude all errors and irregularities, we believe our controls as of and for the year ended June 26, 2013 provide reasonable assurance that the consolidated financial statements are reliable.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate internal control over financial reporting. We have assessed the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, we concluded that our internal control over financial reporting was effective as of June 26, 2013.
Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
The effectiveness of our internal control over financial reporting as of June 26, 2013 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its attestation report which is included herein.
/s/ WYMAN T. ROBERTS
WYMAN T. ROBERTS
Chief Executive Officer, President and President of Chili's Grill & Bar
/s/ GUY J. CONSTANT
GUY J. CONSTANT
Executive Vice President, Chief Financial Officer and President of Global Business Development