Form 10-K, Exhibit 13
period 2014-06-25
BRINKER INTERNATIONAL INC
filed 2014-08-25
CIK 703351

EXHIBIT 13
BRINKER INTERNATIONAL, INC.
SELECTED FINANCIAL DATA
(In thousands, except per share amounts and number of restaurants)

	Fiscal Years
	2014	2013	2012	2011	2010(a)
Income Statement Data:
Revenues:
Company sales	$2,823,069	$2,766,618	$2,748,462	$2,685,441	$2,803,679
Franchise and other revenues	82,383	79,480	72,260	75,945	54,819
Total revenues	2,905,452	2,846,098	2,820,722	2,761,386	2,858,498
Operating Costs and Expenses:
Company restaurants (excluding depreciation and amortization)
Cost of sales	758,028	758,377	769,729	742,283	816,015
Restaurant labor	905,589	892,413	891,910	886,559	926,474
Restaurant expenses	682,271	655,214	649,830	655,060	660,922
Company restaurant expenses	2,345,888	2,306,004	2,311,469	2,283,902	2,403,411
Depreciation and amortization	136,081	131,481	125,054	128,447	135,832
General and administrative	132,094	134,538	143,388	132,834	136,270
Other gains and charges	49,224	17,300	8,974	10,783	28,485
Total operating costs and expenses	2,663,287	2,589,323	2,588,885	2,555,966	2,703,998
Operating income	242,165	256,775	231,837	205,420	154,500
Interest expense	28,091	29,118	26,800	28,311	28,515
Other, net	(2,214)	(2,658)	(3,772)	(6,220)	(6,001)
Income before provision for income taxes	216,288	230,315	208,809	183,329	131,986
Provision for income taxes	62,249	66,956	57,577	42,269	28,264
Income from continuing operations	154,039	163,359	151,232	141,060	103,722
Income from discontinued operations, net of taxes	0	0	0	0	33,982
Net income	$154,039	$163,359	$151,232	$141,060	$137,704
Basic net income per share:
Income from continuing operations	$2.33	$2.28	$1.93	$1.55	$1.02
Income from discontinued operations	$0.00	$0.00	$0.00	$0.00	$0.33
Net income per share	$2.33	$2.28	$1.93	$1.55	$1.35
Diluted net income per share:
Income from continuing operations	$2.26	$2.20	$1.87	$1.53	$1.01
Income from discontinued operations	$0.00	$0.00	$0.00	$0.00	$0.33
Net income per share	$2.26	$2.20	$1.87	$1.53	$1.34
Basic weighted average shares outstanding	66,251	71,788	78,559	90,807	102,287
Diluted weighted average shares outstanding	68,152	74,158	80,664	92,320	103,044
Balance Sheet Data:
Working capital(b)	$(255,256)	$(192,641)	$(203,974)	$(181,047)	$56,799
Total assets(b)	1,490,604	1,452,603	1,439,408	1,487,762	1,857,713
Long-term obligations(b)	961,400	912,014	727,379	643,251	679,088
Shareholders’ equity	63,094	149,357	309,873	438,910	728,748
Dividends per share	$0.96	$0.80	$0.64	$0.56	$0.47
Number of Restaurants Open (End of Period):
Company-operated	884	877	865	868	871
Franchised/Joint venture	731	714	716	711	679
Total	1,615	1,591	1,581	1,579	1,550
Revenues of franchisees(c)	$1,616,747	$1,632,076	$1,609,893	$1,558,886
____________________________________________________________________

(a)	Fiscal year 2010 consisted of 53 weeks while all other periods presented consisted of 52 weeks.

(b)	Prior year amounts have been updated to conform with fiscal 2014 presentation.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
GENERAL
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is intended to help you understand our company, our operations, and our current operating environment. For an understanding of the significant factors that influenced our performance during the past three fiscal years, the MD&A should be read in conjunction with the consolidated financial statements and related notes included in this annual report. Our MD&A consists of the following sections:

•	Overview—a general description of our business and the casual dining segment of the restaurant industry

•	Results of Operations—an analysis of our consolidated statements of comprehensive income for the three years presented in our consolidated financial statements

•
Liquidity and Capital Resources—an analysis of cash flows, including capital expenditures, aggregate contractual obligations, share repurchase activity, known trends that may impact liquidity, and the impact of inflation

•	Critical Accounting Estimates—a discussion of accounting policies that require critical judgments and estimates
OVERVIEW
We are principally engaged in the ownership, operation, development, and franchising of the Chili’s Grill & Bar (“Chili’s”) and Maggiano’s Little Italy (“Maggiano’s”) restaurant brands. At June 25, 2014, we owned, operated, or franchised 1,615 restaurants.
We are committed to strategies and initiatives that are centered on long-term sales and profit growth, enhancing the guest experience and team member engagement. These strategies are intended to differentiate our brands from the competition, reduce the costs associated with managing our restaurants and establish a strong presence for our brands in key markets around the world.
Key economic indicators such as total employment, spending levels and consumer confidence continued to improve steadily this fiscal year; however, the casual dining industry has continued to experience soft sales and traffic. Historically low interest rates have diverted consumer discretionary spending to bigger ticket items and housing. U.S. economic growth subsequent to the recession has been steady; however, wage growth has been slow. This slow recovery has challenged the restaurant industry and consumers since 2009 and as a result, our strategies and initiatives have been developed to provide a solid foundation for earnings growth going forward and are appropriate for all operating conditions.
Our current initiatives are designed to drive profitable sales and traffic growth and improve the customer experience in our restaurants. We have invested in upgraded kitchen equipment, operations software and reimage initiatives as components of our strategy. The upgraded kitchen equipment has enabled us to provide a higher quality product at a faster pace, enhancing both profitability and customer satisfaction. We believe the usability and efficiency of the equipment will result in substantial labor savings over time. Also, the flexibility of our equipment allows for the development of new menu categories that we believe will provide opportunities for sales and customer traffic growth.
All company-owned Chili's and Maggiano's restaurants are now operating with an integrated point of sale and back office software system that was designed to enhance the efficiency of our restaurant operations and reporting capabilities. Timely and more detailed reporting in our restaurants has improved inventory and labor management while reducing software maintenance costs. Additionally, our management team will have more timely visibility into operating performance and trends which will enhance decision making and improve profitability.
We have also leveraged technology initiatives to drive traffic and enhance the guest experience in our restaurants. All company-owned Chili’s restaurants are now outfitted with Ziosk table top devices which gives us the largest network of tabletop devices in the country. Ziosk is a multi-functional tablet which provides entertainment, ordering, guest survey and pay at the table capabilities. We plan to build on this momentum by investing in additional technology initiatives including upgrades to our on-line ordering and mobile platforms. Additionally, we will launch a loyalty program at Chili’s in fiscal 2015 which will utilize Ziosk and provide us an opportunity to interact with our guests on a more personal basis.
We have reimaged approximately 80 percent of our company-owned Chili's restaurants and plan to complete the initiative by the end of fiscal 2015. The reimage design is intended to revitalize Chili's in a way which enhances the relevance of the brand and raises customer expectations regarding the quality of the experience. The design is contemporary while staying true to the Chili's brand heritage. We believe that these updates will positively impact the customer perception of the restaurant in both the dining room and bar areas and provide a long-term positive impact to traffic and sales. In addition to our reimage initiative, we intend to grow our brands by opening restaurants in strategically desirable markets. We anticipate opening eight to ten company-

owned Chili’s restaurants in fiscal year 2015.
We continually evaluate our menu at Chili's to improve quality, freshness and value by introducing new items and improving existing favorites. We introduced the new Fresh Mex platform, upgraded some of our current menu items and added variety of new entrees. New menu items include the Mix and Match Fajitas, Santa Fe Quesadillas and the Bacon Avocado Chicken sandwich, which remains the best-selling sandwich on our menu. Our $20 dinner for two and lunch combo offerings, which continue to drive traffic and provide our customers an excellent value, have been refreshed with new menu items including Pork Carnitas Fajitas and the updated Grilled Chicken Fajitas. We will continually seek opportunities to reinforce value and create interest for the brand with new and varied offerings to further enhance sales and drive incremental traffic. We are committed to offering a compelling everyday menu that provides items our customers prefer at a solid value.
Improvements at Chili's will have the most significant impact on the business; however, our results will also benefit through additional contributions from Maggiano's and our global business. Maggiano's continues to deliver sales growth and has opened two restaurants this year based on a new prototype, excluding banquet space. This new prototype will allow the brand to enter new markets that were not suitable for the existing model. Maggiano's offers a compelling menu and great value with On the House Classic Pasta, Marco's Meal and the new Stuffed Pasta entrees. A new lighter version of Maggiano’s traditional menu items will be offered beginning in September. We will continue to strengthen the brand’s business model with kitchen efficiency and inventory controls that we believe will continue to enhance profitability. We opened our newest Maggiano’s in Columbia, Maryland in June 2014 and plan to open four additional locations in the coming fiscal year.
Global expansion allows further diversification which will enable us to build strength in a variety of markets and economic conditions. This expansion will come through franchise relationships, acquisitions, joint venture arrangements and equity investments, taking advantage of demographic and eating trends which we believe will accelerate in the international market over the next decade. We completed the acquisition of 11 Chili's restaurants in Alberta, Canada at the end of last fiscal year and are excited about the potential growth for the Chili's brand in Canada. Thirty-two new international Chili's restaurants were opened this year, including one company-owned location in Canada, and we plan on opening another 35 to 39 international restaurants in the upcoming fiscal year. Our growing franchise operations both domestically and internationally enable us to improve margins as royalty payments impact the bottom line.
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

RESULTS OF OPERATIONS FOR FISCAL YEARS 2014, 2013, AND 2012

The following table sets forth selected operating data as a percentage of total revenues (unless otherwise noted) for the periods indicated. All information is derived from the accompanying consolidated statements of comprehensive income:

	Fiscal Years
	2014	2013	2012
Revenues:
Company sales	97.2%	97.2%	97.4%
Franchise and other revenues	2.8%	2.8%	2.6%
Total revenues	100.0%	100.0%	100.0%
Operating Costs and Expenses:
Company restaurants (excluding depreciation and amortization)
Cost of sales (1)	26.9%	27.4%	28.0%
Restaurant labor (1)	32.1%	32.3%	32.5%
Restaurant expenses (1)	24.2%	23.7%	23.6%
Company restaurant expenses (1)	83.1%	83.4%	84.1%
Depreciation and amortization	4.7%	4.6%	4.4%
General and administrative	4.5%	4.7%	5.1%
Other gains and charges	1.7%	0.6%	0.3%
Total operating costs and expenses	91.7%	91.0%	91.8%
Operating income	8.3%	9.0%	8.2%
Interest expense	1.0%	1.0%	0.9%
Other, net	(0.1)%	(0.1)%	(0.1)%
Income before provision for income taxes	7.4%	8.1%	7.4%
Provision for income taxes	2.1%	2.4%	2.0%
Net income	5.3%	5.7%	5.4%
(1) As a percentage of company sales.
REVENUES
Revenues are presented in two separate captions on the consolidated statements of comprehensive income to provide more clarity around company-owned restaurant revenue and operating expense trends. Company sales includes revenues generated by the operation of company-owned restaurants including gift card redemptions. Franchise and other revenues includes royalties, development fees, franchise fees, Maggiano's banquet service charge income, certain gift card activity (breakage and discounts)and Ziosk gaming revenue.

Total revenues for fiscal 2014 increased to $2,905.5 million, a 2.1% increase from the $2,846.1 million generated for fiscal 2013 driven by a 2.0% increase in company sales and a 3.7% increase in franchise and other revenues. The increase in company sales was primarily attributable to the acquisition of 11 restaurants in Canada at the end of the prior fiscal year, a 0.6% increase in comparable restaurant sales, as well as increases in capacity as follows:

	Fiscal Year Ended June 25, 2014
	Comparable Sales	Price Increase	Mix Shift	Traffic	Capacity
Brinker International	0.6%	1.2%	1.0%	(1.6)%	1.6%
Chili’s Company-owned (1)	0.6%	1.2%	1.2%	(1.8)%	1.6%
Maggiano’s	0.6%	1.5%	(0.7)%	(0.2)%	1.7%
Chili's Franchise (2)	0.2%
U.S.	(0.3)%
International	1.6%
Chili's Domestic (3)	0.3%
System-wide (4)	0.5%
____________________________________________________________________

(1)
Chili's company-owned comparable restaurant sales do not include sales generated by the 11 restaurants acquired in Canada in June 2013. Acquired or newly opened restaurants are not included in this calculation until 18 months of operations are completed. Chili's capacity for fiscal 2014 includes the impact of the Canada restaurants.

(2)
Revenues generated by franchisees are not included in revenues on the consolidated statements of comprehensive income; however, we generate royalty revenue and advertising fees based on franchisee revenues, where applicable. We believe including franchisee comparable restaurants revenues provides investors information regarding brand performance that is relevant to current operations and may impact future restaurant development.

(3)	Chili's Domestic comparable restaurant sales percentages are derived from sales generated by company-owned and franchise operated Chili's restaurants in the United States.

(4)	System-wide comparable restaurant sales are derived from sales generated by company-owned Chili’s and Maggiano’s restaurants in addition to the sales generated at franchise operated restaurants.

Chili’s company sales increased to $2,443.9 million in fiscal 2014, a 2.1% increase from $2,392.9 million in fiscal 2013. The increase was primarily driven by the acquisition of 11 restaurants in Canada at the end of the prior fiscal year, a 0.6% increase in comparable restaurant sales, as well as increases in domestic restaurant capacity. Chili's company-owned restaurant capacity increased 1.6% (as measured by sales weeks) compared to the prior year due to the acquired Canada restaurants and five net restaurant openings during fiscal 2014.
Maggiano’s company sales increased to $379.1 million in fiscal 2014, a 1.4% increase from $373.7 million in fiscal 2013 driven by an increase in restaurant capacity and menu pricing. Maggiano's capacity increased 1.7% for fiscal 2014 (as measured by sales weeks) compared to the prior year due to two restaurant openings during the fiscal year.
Franchise and other revenues increased to $82.4 million in fiscal 2014 compared to $79.5 million in fiscal 2013 driven primarily by revenues associated with Ziosk, partially offset by lower royalty income. Royalty income decreased primarily due to the Canada acquisition in June 2013 as these restaurants were franchised and five net domestic franchise restaurant closures during fiscal 2014, partially offset by an increase in international franchise royalty revenues due to 22 net restaurant openings in fiscal 2014. Our franchisees generated approximately $1,617 million in sales in fiscal 2014.

Total revenues for fiscal 2013 increased to $2,846.1 million, a 0.9% increase from the $2,820.7 million generated for fiscal 2012 driven by a 0.7% increase in company sales and a 10.0% increase in franchise and other revenues. The increase in company sales was primarily attributable to an increase in comparable restaurant sales as follows:

	Fiscal Year Ended June 26, 2013
	Comparable Sales	Price Increase	Mix Shift	Traffic	Capacity
Brinker International	0.5%	1.5%	0.8%	(1.8)%	0.0%
Chili’s Company-owned	0.5%	1.4%	0.9%	(1.8)%	0.0%
Maggiano’s	0.5%	1.8%	0.5%	(1.8)%	0.0%
Chili's Franchise(1)	1.9%
U.S.	1.6%
International	2.7%
Chili's Domestic (2)	0.8%
System-wide (3)	1.0%
____________________________________________________________________

(1)
Revenues generated by franchisees are not included in revenues on the consolidated statements of comprehensive income; however, we generate royalty revenue and advertising fees based on franchisee revenues, where applicable. We believe including franchisee comparable restaurants revenues provides investors information regarding brand performance that is relevant to current operations and may impact future restaurant development.

(2)	Chili's Domestic comparable restaurant sales percentages are derived from sales generated by company-owned and franchise operated Chili's restaurants in the United States.

(3)	System-wide comparable restaurant sales are derived from sales generated by company-owned Chili’s and Maggiano’s restaurants in addition to the sales generated at franchise operated restaurants.

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
Franchise and other revenues increased to $79.5 million in fiscal 2013 compared to $72.3 million in fiscal 2012. The increase was driven primarily by a $5.2 million reduction in revenues in fiscal 2012 resulting from a change in the estimate of gift card breakage. Royalty revenues increased due to the net addition of nine franchised restaurants during fiscal 2013. Our franchisees generated approximately $1,632 million in sales in fiscal 2013.
COSTS AND EXPENSES
Cost of sales, as a percent of company sales, decreased 0.5% in fiscal 2014 due to increased menu pricing, menu item changes, improved waste control, and efficiency gains in oil usage related to new fryer equipment. Commodity pricing was favorable primarily driven by other items and bread, partially offset by unfavorable pricing primarily related to cheese, seafood and pork. Cost of sales, as a percent of company sales, decreased 0.6% in fiscal 2013. Cost of sales was positively impacted by favorable commodity usage for proteins, decreased commodity usage by Maggiano's resulting from efforts to reduce waste and increased menu pricing, partially offset by unfavorable commodity pricing for beef and pork.
Restaurant labor, as a percent of company sales, decreased 0.2% in fiscal 2014 primarily driven by leverage related to higher company sales, decreased employee health insurance expenses resulting from favorable claims experience, as well as decreased employee training costs, partially offset by increased manager salaries primarily due to merit. Restaurant labor, as a percent of company sales, decreased 0.2% in fiscal 2013 primarily driven by reduced hourly labor costs resulting from the installation of new kitchen equipment and lower manager bonuses, partially offset by increased employee health insurance expenses resulting from an increase in both the severity and number of claims.
Restaurant expenses, as a percent of company sales, increased 0.5% in fiscal 2014 primarily driven by higher advertising, workers' compensation insurance expenses, new restaurant development, utilities expense and Ziosk equipment charges, partially offset by sales leverage on fixed costs related to higher company sales, lower research and development, and higher equity income. Restaurant expenses, as a percent of company sales, increased 0.1% in fiscal 2013 primarily driven by higher workers' compensation insurance expenses and advertising, partially offset by lower repair and maintenance expenses resulting from cost control initiatives and limitations on discretionary spending, lower utilities expense and sales leverage on fixed costs related to higher company sales.
Depreciation and amortization increased $4.6 million in fiscal 2014 primarily due to investments in the Chili's reimage program, fryers and kitchen equipment, new restaurant openings, as well as the acquisition of 11 restaurants in Canada, partially offset by an increase in fully depreciated assets. Depreciation and amortization increased $6.4 million in fiscal 2013 primarily due to Chili's reimage, kitchen equipment and software investments in existing restaurants, partially offset by an increase in fully depreciated assets.
General and administrative expenses decreased $2.4 million in fiscal 2014 primarily due to lower performance based compensation, a reduction in payroll primarily due to lower headcount, as well as a reduction in other benefits, partially offset by higher legal fees. General and administrative expenses decreased $8.9 million in fiscal 2013 primarily due to lower performance based compensation, professional fees and relocation expenses, partially offset by higher stock-based compensation expense driven by a higher grant price in fiscal 2013.
Other gains and charges in fiscal 2014 included charges of approximately $39.5 million related to various litigation matters including a class action litigation pending in California.  We also recorded restaurant impairment charges of $4.5 million related to underperforming restaurants that either continue to operate or are scheduled to close. Additionally, we recorded $3.4 million of restaurant closure charges consisting primarily of lease termination charges and other costs associated with closed restaurants. We also incurred $2.1 million in severance and other benefits related to organization changes made during the fiscal year. The severance charges include expense related to the accelerated vesting of stock-based compensation awards. Furthermore, a $0.6 million gain was recorded primarily related to land sales.
Other gains and charges in fiscal 2013 primarily included a charge of $15.8 million representing the remaining interest payments and unamortized debt issuance costs and discount resulting from the redemption of the 5.75% notes. Additionally, other gains and charges included $5.3 million of charges related to the impairment of the company-owned restaurant in Brazil and certain underperforming restaurants, $2.3 million of lease termination charges related to previously closed restaurants, and $2.2 million in severance and other benefits. These charges were partially offset by net gains of $11.2 million on the sale of assets, including an $8.3 million gain on the sale of our remaining 16.6% interest in Macaroni Grill and net gains of $2.9 million related to land sales.
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
Interest expense decreased $1.0 million in fiscal 2014 resulting from lower interest rates partially offset by higher borrowing balances. Interest expense increased $2.3 million in fiscal 2013 as a result of higher borrowing balances.
Other, net in fiscal 2014, 2013, and 2012 includes $1.9 million, $2.3 million and $3.3 million, respectively, of sublease income primarily from franchisees as part of the respective sale agreements, as well as other subtenants.
INCOME TAXES
On a GAAP basis, the effective income tax rate for fiscal 2014 decreased to 28.8 percent compared to 29.1 percent in the prior year primarily due to the increased tax benefit resulting from litigation charges of $39.5 million in the current year as well as reserve adjustments related to resolved tax positions.
On a GAAP basis, the effective income tax rate increased to 29.1 percent for fiscal 2013 from 27.6 percent in fiscal 2012 primarily due to increased earnings, lower tax credits and lower favorable reserve adjustments related to resolved tax positions, partially offset by the increased tax benefit resulting from higher special item charges in the current year. Excluding other gains and charges, the effective income tax rate increased to 29.9 percent in fiscal 2013 compared to 29.1 percent in the prior year primarily due to higher earnings.

LIQUIDITY AND CAPITAL RESOURCES
Cash Flows
Cash Flow from Operating Activities
During fiscal 2014, net cash flow provided by operating activities was $359.8 million compared to $290.7 million in the prior year. The increase was driven by an increase in current year earnings excluding non-cash charges primarily related to litigation reserves and the timing of operational payments.
The working capital deficit increased to $255.3 million at June 25, 2014 from $192.6 million at June 26, 2013. The increase was driven primarily by an increase in reserves related to litigation matters, the gift card liability and increased income taxes payable.
Cash Flow Used In Investing Activities

	2014	2013
Net cash used in investing activities (in thousands):
Payments for property and equipment	$(161,066)	$(131,531)
Proceeds from sale of assets	888	17,157
Payments for purchase of restaurants	0	(24,622)
Insurance recoveries	0	1,152
	$(160,178)	$(137,844)
Net cash used in investing activities for fiscal 2014 increased to $160.2 million compared to $137.8 million in the prior year. Capital expenditures increased to $161.1 million for fiscal 2014 compared to $131.5 million for fiscal 2013 driven by increased new restaurant construction, purchases for the ongoing Chili’s reimage program and fryer equipment. Capital expenditures in fiscal 2013 included purchases related to our kitchen retrofit initiative, which was completed in the second quarter of fiscal 2013. We estimate that our capital expenditures during fiscal 2015 will be approximately $130 million to $140 million and will be funded entirely by cash from operations.
During fiscal 2013, we purchased 11 Chili's restaurants located in Alberta, Canada from a franchisee for $24.6 million. Additionally, we received $17.2 million in proceeds from the sale of assets which primarily consisted of $8.4 million related to land sales and $8.3 million from the sale of our remaining interest in Macaroni Grill.
Cash Flow Used In Financing Activities

	2014	2013
Net cash used in financing activities (in thousands):
Purchases of treasury stock	$(239,597)	$(333,384)
Borrowings on revolving credit facility	120,000	110,000
Payments of dividends	(63,395)	(56,343)
Payments on revolving credit facility	(40,000)	(150,000)
Proceeds from issuances of treasury stock	29,295	41,190
Payments on long-term debt	(26,521)	(316,380)
Excess tax benefits from stock-based compensation	18,872	8,778
Proceeds from issuance of long-term debt	0	549,528
Payments for deferred financing costs	0	(5,969)
	$(201,346)	$(152,580)
Net cash used in financing activities for fiscal 2014 increased to $201.3 million compared to $152.6 million in the prior year primarily due to the net impact of the debt offering in the prior year, partially offset by decreased spend on share repurchases.
We repurchased approximately 5.1 million shares of our common stock for $239.6 million during fiscal 2014. Subsequent to the end of the fiscal year, we repurchased 100,000 shares for approximately $4.8 million as part of our share repurchase program. We also repurchased approximately 123,000 shares for $5.7 million to satisfy team member tax withholding obligations on the vesting of performance shares.

In May 2013, we issued $550.0 million of notes consisting of two tranches - $250.0 million of 2.60% notes due in May 2018 and $300.0 million of 3.88% notes due in May 2023. We received proceeds totaling approximately $549.5 million prior to debt issuance costs and utilized the proceeds to redeem the 5.75% notes due in June 2014, pay down the revolver and fund share repurchases. The new notes require semi-annual interest payments which began in the second quarter of fiscal 2014.
Our credit facility includes a $250 million revolver and a $250 million term loan and matures in August 2016. During fiscal 2014, $120.0 million was drawn from the revolver to fund share repurchases. We repaid $40.0 million of the outstanding balance leaving $170 million of credit available under the revolver as of June 25, 2014. During fiscal 2014, we paid our required term loan installments totaling $25.0 million bringing the outstanding balance to $187.5 million. Subsequent to the end of the fiscal year, an additional $25 million was borrowed from the revolver primarily to fund share repurchases discussed above.
The term loan and revolving credit facility bear interest at LIBOR plus an applicable margin, which is a function of our credit rating and debt to cash flow ratio, but is subject to a maximum of LIBOR plus 2.50%. Based on our current credit rating, we are paying interest at a rate of LIBOR plus 1.63%. One month LIBOR at June 25, 2014 was approximately 0.15%. As of June 25, 2014, we were in compliance with all financial debt covenants.

As of June 25, 2014, our credit rating by Standard and Poor’s (“S&P”) was BBB- (investment grade) with a stable outlook. Our corporate family rating by Moody’s was Ba1 (non-investment grade) and our senior unsecured rating was Ba2 (non-investment grade) with a stable outlook. Our credit rating by Fitch Ratings ("Fitch") was BBB- (investment grade) with a stable outlook. Our goal is to maintain our investment grade rating from S&P and Fitch and ultimately regain our investment grade rating from Moody’s.
We paid dividends of $63.4 million to common stock shareholders in fiscal 2014 compared to $56.3 million in dividends paid in fiscal 2013. Our Board of Directors approved a 20% increase in the quarterly dividend from $0.20 to $0.24 per share effective with the September 2013 dividend. Additionally, we declared a quarterly dividend late in fiscal 2014 which was paid early in fiscal 2015 on June 26, 2014. Subsequent to the end of the fiscal year, our Board of Directors approved a 17% increase in the quarterly dividend from $0.24 to $0.28 per share effective with the September 2014 dividend which was declared in August 2014. We will continue to target a 40 percent dividend payout ratio to provide additional return to shareholders.
In August 2013, our Board of Directors authorized a $200.0 million increase to our existing share repurchase program resulting in total authorizations of $3,585.0 million. As of June 25, 2014, approximately $307 million was available under our share repurchase authorizations. Subsequent to the end of the fiscal year, our Board of Directors authorized an additional $350 million in share repurchases, bringing the total authorization to $3,935.0 million. Our stock repurchase plan has been and will be used to return capital to shareholders and to minimize the dilutive impact of stock options and other share-based awards. Repurchased common stock is reflected as a reduction of shareholders’ equity. During fiscal 2014, approximately 1.2 million stock options were exercised resulting in cash proceeds of $29.3 million.
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

Payments due under our contractual obligations for outstanding indebtedness, purchase obligations as defined by the Securities and Exchange Commission (“SEC”), and the expiration of the credit facility as of June 25, 2014 are as follows:

	Payments Due by Period (in thousands)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt(a)	$947,725	$43,125	$278,750	$279,614	$346,236
Capital leases	64,898	5,692	11,515	10,723	36,968
Operating leases	491,192	111,314	179,280	94,952	105,646
Purchase obligations(b)	110,534	25,331	28,383	21,202	35,618
	Amount of Revolving Credit Facility Expiration by Period (in thousands)
	Total Commitment	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Revolving credit facility	$250,000	$0	$250,000	$0	$0
____________________________________________________________________

(a)
Long-term debt consists of principal amounts owed on the five-year term loan and revolver, 2.60% notes and 3.88% notes, as well as remaining interest payments on the 2.60% and 3.88% notes totaling $130.6 million. Variable-rate interest payments associated with the term loan and revolver are excluded.

(b)
A “purchase obligation” is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase obligations primarily consist of long-term obligations for the purchase of fountain beverages and professional services contracts, and exclude agreements that are cancelable without significant penalty.

In addition to the amounts shown in the table above, $7.4 million of unrecognized tax benefits have been recorded as liabilities. The timing and amounts of future cash payments related to these liabilities are uncertain.
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
We determine fair value based on projected discounted future operating cash flows of the restaurant brands using a risk adjusted discount rate that is commensurate with the risk inherent in our current business model. We make assumptions regarding future profits and cash flows, expected growth rates, terminal values and other factors which could significantly impact the fair value calculations. In the event that these assumptions change in the future, we may be required to record impairment charges related to goodwill. The fair value of our reporting units was substantially in excess of the carrying value as of our fiscal 2014 goodwill impairment test that was performed at the end of the second quarter. No indicators of impairment were identified from the date of our impairment test through the end of fiscal year 2014.
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
Gift Card Revenue
Proceeds from the sale of gift cards are recorded as deferred revenue and recognized as revenue when the gift card is redeemed by the holder. Breakage income represents the value associated with the portion of gift cards sold that will most likely never be redeemed. Based on our historical gift card redemption patterns and considering our gift cards have no expiration dates or dormancy fees, we can reasonably estimate the amount of gift card balances for which redemption is remote and record breakage income based on this estimate. We recognize breakage income within the Franchise and other revenues caption in the consolidated statements of comprehensive income. We update our estimate of our breakage rate periodically and, if necessary, adjust the deferred revenue balance accordingly. If actual redemption patterns vary from our estimate, actual gift card breakage income may differ from the amounts recorded.
Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606). This update provides a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. This update is effective for annual and interim periods beginning after December 15, 2016, which will require us to adopt these provisions in the first quarter of fiscal 2018. Early application is not permitted. This update permits the use of either the retrospective or cumulative effect transition method. We are evaluating the effect this guidance will have on our consolidated financial statements and related disclosures. We have not yet selected a transition method nor have we determined the effect of the standard on our ongoing financial reporting.

In July 2012, the FASB updated its guidance on testing indefinite-lived intangible assets for impairment to allow companies the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. Companies electing to perform a qualitative assessment are no longer required to calculate the fair value of an indefinite-lived intangible asset unless the company determines, based on a qualitative assessment, that it is “more likely than not” that the asset is impaired. The adoption of this updated guidance in fiscal 2014 did not have a significant impact on our consolidated financial statements.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to interest rate risk on short-term and long-term financial instruments carrying variable interest rates. The variable rate financial instruments consist of the outstanding borrowings on our term loan and revolving credit facility. At June 25, 2014, $187.5 million was outstanding under the term loan and $80.0 million was outstanding under the revolving credit facility. The impact on our annual results of operations of a one-point interest rate change on the outstanding balance of these variable rate financial instruments as of June 25, 2014 would be approximately $2.7 million.
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

BRINKER INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands, except per share amounts)

	Fiscal Years
	2014	2013	2012
Revenues:
Company sales	$2,823,069	$2,766,618	$2,748,462
Franchise and other revenues	82,383	79,480	72,260
Total revenues	2,905,452	2,846,098	2,820,722
Operating Costs and Expenses:
Company restaurants (excluding depreciation and amortization)
Cost of sales	758,028	758,377	769,729
Restaurant labor	905,589	892,413	891,910
Restaurant expenses	682,271	655,214	649,830
Company restaurant expenses	2,345,888	2,306,004	2,311,469
Depreciation and amortization	136,081	131,481	125,054
General and administrative	132,094	134,538	143,388
Other gains and charges	49,224	17,300	8,974
Total operating costs and expenses	2,663,287	2,589,323	2,588,885
Operating income	242,165	256,775	231,837
Interest expense	28,091	29,118	26,800
Other, net	(2,214)	(2,658)	(3,772)
Income before provision for income taxes	216,288	230,315	208,809
Provision for income taxes	62,249	66,956	57,577
Net income	$154,039	$163,359	$151,232

Basic net income per share	$2.33	$2.28	$1.93

Diluted net income per share	$2.26	$2.20	$1.87

Basic weighted average shares outstanding	66,251	71,788	78,559

Diluted weighted average shares outstanding	68,152	74,158	80,664

Other comprehensive income (loss):
Foreign currency translation adjustment	$(940)	$0	$0
Other comprehensive loss	(940)	0	0
Comprehensive income	$153,099	$163,359	$151,232

Dividends per share	$0.96	$0.80	$0.64

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	2014	2013
ASSETS
Current Assets:
Cash and cash equivalents	$57,685	$59,367
Accounts receivable	47,850	44,082
Inventories	23,643	24,628
Prepaid expenses and other	65,506	65,584
Income taxes receivable	0	4,930
Deferred income taxes	16,170	0
Total current assets	210,854	198,591
Property and Equipment:
Land	149,184	147,581
Buildings and leasehold improvements	1,483,894	1,435,426
Furniture and equipment	593,344	580,115
Construction-in-progress	32,844	20,588
	2,259,266	2,183,710
Less accumulated depreciation and amortization	(1,202,812)	(1,147,895)
Net property and equipment	1,056,454	1,035,815
Other Assets:
Goodwill	133,434	142,103
Deferred income taxes	30,090	24,064
Intangibles	18,841	10,696
Other	40,931	41,334
Total other assets	223,296	218,197
Total assets	$1,490,604	$1,452,603
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Current installments of long-term debt	$27,884	$27,596
Accounts payable	102,931	93,326
Accrued liabilities	328,017	269,465
Income taxes payable	7,278	0
Deferred income taxes	0	845
Total current liabilities	466,110	391,232
Long-term debt, less current installments	832,302	780,121
Other liabilities	129,098	131,893
Commitments and Contingencies (Notes 9 and 14)
Shareholders’ Equity:
Common stock—250,000,000 authorized shares; $.10 par value; 176,246,649 shares issued and 64,558,909 shares outstanding at June 25, 2014 and 176,246,649 shares issued and 67,444,099 shares outstanding at June 26, 2013	17,625	17,625
Additional paid-in capital	484,320	477,420
Accumulated other comprehensive loss	(940)	0
Retained earnings	2,306,532	2,217,623
	2,807,537	2,712,668
Less treasury stock, at cost (111,687,740 shares at June 25, 2014 and 108,802,550 shares at June 26, 2013)	(2,744,443)	(2,563,311)
Total shareholders’ equity	63,094	149,357
Total liabilities and shareholders’ equity	$1,490,604	$1,452,603

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total
	Shares	Amount
Balances at June 29, 2011	82,938	$17,625	$463,688	$2,013,189	$(2,055,592)	$0	$438,910
Net income and comprehensive income	0	0	0	151,232	0	0	151,232
Dividends ($0.64 per share)	0	0	0	(51,563)	0	0	(51,563)
Stock-based compensation	0	0	13,461	0	0	0	13,461
Purchases of treasury stock	(10,966)	0	(2,901)	0	(284,390)	0	(287,291)
Issuances of common stock	2,370	0	(9,175)	0	52,591	0	43,416
Excess tax benefit from stock-based compensation	0	0	1,708	0	0	0	1,708
Balances at June 27, 2012	74,342	17,625	466,781	2,112,858	(2,287,391)	0	309,873
Net income and comprehensive income	0	0	0	163,359	0	0	163,359
Dividends ($0.80 per share)	0	0	0	(58,594)	0	0	(58,594)
Stock-based compensation	0	0	16,610	0	0	0	16,610
Purchases of treasury stock	(9,176)	0	(5,565)	0	(327,819)	0	(333,384)
Issuances of common stock	2,278	0	(10,709)	0	51,899	0	41,190
Excess tax benefit from stock-based compensation	0	0	10,303	0	0	0	10,303
Balances at June 26, 2013	67,444	17,625	477,420	2,217,623	(2,563,311)	0	149,357
Net income	0	0	0	154,039	0	0	154,039
Other comprehensive loss	0	0	0	0	0	(940)	(940)
Dividends ($0.96 per share)	0	0	0	(65,130)	0	0	(65,130)
Stock-based compensation	0	0	16,888	0	0	0	16,888
Purchases of treasury stock	(5,079)	0	(6,103)	0	(233,494)	0	(239,597)
Issuances of common stock	2,194	0	(23,067)	0	52,362	0	29,295
Excess tax benefit from stock-based compensation	0	0	19,182	0	0	0	19,182
Balances at June 25, 2014	64,559	$17,625	$484,320	$2,306,532	$(2,744,443)	$(940)	$63,094

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal Years
	2014	2013	2012
Cash Flows from Operating Activities:
Net income	$154,039	$163,359	$151,232
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	136,081	131,481	125,054
Litigation reserves	39,500	0	0
Restructure charges and other impairments	8,533	11,425	10,396
Deferred income taxes	(23,041)	(4,793)	11,808
Net loss (gain) on disposal of assets	5,161	(6,905)	490
Stock-based compensation	16,074	15,909	13,461
(Gain) loss on equity investments	(328)	851	1,350
Other	707	363	799
Changes in assets and liabilities:
Accounts receivable	(5,372)	5,398	608
Inventories	912	908	(15)
Prepaid expenses and other	1,827	82	(2,984)
Intangibles and other assets	(3,397)	(4,115)	489
Current income taxes	14,087	749	(3,874)
Accounts payable	3,756	(9,339)	12,188
Accrued liabilities	14,617	(9,381)	(17,197)
Other liabilities	(3,314)	(5,304)	(367)
Net cash provided by operating activities	359,842	290,688	303,438
Cash Flows from Investing Activities:
Payments for property and equipment	(161,066)	(131,531)	(125,226)
Proceeds from sale of assets	888	17,157	8,112
Payments for purchase of restaurants	0	(24,622)	(3,120)
Insurance recoveries	0	1,152	0
Investment in equity method investee	0	0	(3,170)
Net cash used in investing activities	(160,178)	(137,844)	(123,404)
Cash Flows from Financing Activities:
Purchases of treasury stock	(239,597)	(333,384)	(287,291)
Borrowings on revolving credit facility	120,000	110,000	40,000
Payments of dividends	(63,395)	(56,343)	(50,081)
Payments on revolving credit facility	(40,000)	(150,000)	0
Proceeds from issuances of treasury stock	29,295	41,190	43,416
Payments on long-term debt	(26,521)	(316,380)	(18,749)
Excess tax benefits from stock-based compensation	18,872	8,778	1,406
Proceeds from issuance of long-term debt	0	549,528	70,000
Payments for deferred financing costs	0	(5,969)	(1,620)
Net cash used in financing activities	(201,346)	(152,580)	(202,919)
Net change in cash and cash equivalents	(1,682)	264	(22,885)
Cash and cash equivalents at beginning of year	59,367	59,103	81,988
Cash and cash equivalents at end of year	$57,685	$59,367	$59,103

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a) Nature of Operations
We are principally engaged in the ownership, operation, development, and franchising of the Chili’s Grill & Bar (“Chili’s”) and Maggiano’s Little Italy (“Maggiano’s”) restaurant brands. At June 25, 2014, we owned, operated, or franchised 1,615 restaurants in the United States and 30 countries and two territories outside of the United States.
(b) Basis of Presentation
Our consolidated financial statements include the accounts of Brinker International, Inc. and our wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.
We have a 52/53 week fiscal year ending on the last Wednesday in June. Fiscal years 2014, 2013, and 2012 which ended on June 25, 2014, June 26, 2013, and June 27, 2012, respectively, each contained 52 weeks.
Beginning in fiscal 2014, other comprehensive income is presented on the newly titled consolidated statements of comprehensive income. On June 1, 2013, we completed the acquisition of 11 Chili's restaurants in Alberta, Canada from an existing franchisee and have included the results of operations of the Canadian restaurants in our consolidated financial statements from the date of acquisition. The foreign currency translation adjustment included in comprehensive income represents the unrealized impact of translating the financial statements of the Canadian restaurants from Canadian dollars, the functional currency, to U.S. dollars. This amount is not included in net income and would only be realized upon disposition of the business. The accumulated other comprehensive loss is presented on the consolidated balance sheets. Additionally, certain prior year balances in the consolidated balance sheets have been reclassified to conform with fiscal 2014 presentation. These reclassifications have no effect on our net income as previously reported and an immaterial impact on our prior year consolidated balance sheets.
Revenues are presented in two separate captions on the consolidated statements of comprehensive income to provide more clarity around company-owned restaurant revenue and operating expense trends. Company sales includes revenues generated by the operation of company-owned restaurants including gift card redemptions. Franchise and other revenues includes royalties, development fees, franchise fees, Maggiano's banquet service charge income, certain gift card activity (breakage and discounts) and Ziosk gaming revenue.
We report certain labor and related expenses in a separate caption on the consolidated statements of comprehensive income titled restaurant labor. Restaurant labor includes all compensation-related expenses, including benefits and incentive compensation, for restaurant team members at the general manager level and below. Labor-related expenses attributable to multi-restaurant (or above-restaurant) supervision is included in restaurant expenses.
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
Proceeds from the sale of gift cards are recorded as deferred revenue and recognized as revenue when the gift card is redeemed by the holder. Breakage income represents the value associated with the portion of gift cards sold that will most likely never be redeemed. Based on our historical gift card redemption patterns and considering our gift cards have no expiration dates or dormancy fees, we can reasonably estimate the amount of gift card balances for which redemption is remote and record breakage income based on this estimate. We recognize breakage income within franchise and other revenues in the consolidated statements of comprehensive income. We update our estimate of our breakage rate periodically and, if necessary, adjust the deferred revenue balance accordingly.

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
(h) Inventories
Inventories consist of food, beverages and supplies and are valued at the lower of cost or market. During fiscal 2013, we began implementing a new restaurant information system for all company-owned restaurants and changed from the weighted average cost method to the first-in, first-out or “FIFO” method. The system implementation process was completed in fiscal 2013 for all Chili's restaurants and in fiscal 2014 for all Maggiano's restaurants. As of June 25, 2014, all inventories are valued using the FIFO method. As of June 26, 2013, inventories located at all Chili’s as well as the converted Maggiano’s restaurants are valued using the FIFO method and inventories at non-converted Maggiano's restaurants are stated at weighted average cost. The change in inventory valuation methods did not have a material impact on our consolidated financial statements.
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
We review the carrying amount of property and equipment semi-annually or when events or circumstances indicate that the carrying amount may not be recoverable. If the carrying amount is not recoverable, we record an impairment charge for the excess of the carrying amount over the fair value. We determine fair value based on projected discounted future operating cash flows of the restaurants over their remaining service life using a risk adjusted discount rate that is commensurate with the risk inherent in our current business model. Impairment charges are included in other gains and charges in the consolidated statements of comprehensive income.
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
(k) Advertising
Advertising production costs are expensed in the period when the advertising first takes place. Other advertising costs are expensed as incurred. Advertising costs, net of advertising contributions from franchisees, were $92.2 million, $82.8 million and

$80.4 million million in fiscal 2014, 2013, and 2012, respectively, and are included in restaurant expenses in the consolidated statements of comprehensive income.
(l) Goodwill and Other Intangibles
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
Goodwill impairment tests consist of a comparison of each reporting unit’s fair value with its carrying value. We determine fair value based on a combination of market based values and projected discounted future operating cash flows of the restaurant brands using a risk adjusted discount rate that is commensurate with the risk inherent in our current business model. If the carrying value of a reporting unit exceeds its fair value, goodwill is written down to its implied fair value. We determined that there was no goodwill impairment during our annual test as the fair value of our reporting units was substantially in excess of the carrying value. No indicators of impairment were identified through the end of fiscal year 2014. See Note 5 for additional disclosures related to goodwill.
We occasionally acquire restaurants from our franchisees. Goodwill from these acquisitions represents the excess of the cost of the business acquired over the net amounts assigned to assets acquired, including identifiable intangible assets, primarily reacquired franchise rights. In connection with the sale of restaurants, we will allocate goodwill from the reporting unit, or restaurant brand, to the disposal group in the determination of the gain or loss on the disposition. The allocation is based on the relative fair values of the disposal group and the portion of the reporting unit that was retained. If we dispose of a restaurant brand and all related restaurants, the entire goodwill balance associated with the reporting unit or brand will be included in the disposal group for purposes of determining the gain or loss on the disposition. Additionally, if we sell restaurants with reacquired franchise rights, we will include those assets in the gain or loss on the disposition.
Reacquired franchise rights are also reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying amount is not recoverable, we record an impairment charge for the excess of the carrying amount over the fair value. Impairment charges are included in other gains and charges in the consolidated statements of comprehensive income.We determined that there was no impairment of reacquired franchise rights during our annual test and no indicators of impairment were identified through the end of fiscal year 2014.
(m) Liquor Licenses
The costs of obtaining non-transferable liquor licenses from local government agencies are expensed over the specified term of the license. The costs of purchasing transferable liquor licenses through open markets in jurisdictions with a limited number of authorized liquor licenses are capitalized as indefinite-lived intangible assets and included in intangibles.
Liquor licenses are reviewed for impairment semi-annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying amount is not recoverable, we record an impairment charge for the excess of the carrying amount over the fair value. We determine fair value based on prices in the open market for licenses in same or similar jurisdictions. Impairment charges are included in other gains and charges in the consolidated statements of comprehensive income.
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
(q) Stock-Based Compensation
We measure and recognize compensation cost at fair value for all share-based payments. We record compensation expense using a graded-vesting schedule or on a straight-line basis, as applicable, over the vesting period, or to the date on which retirement eligibility is achieved, if shorter (non-substantive vesting period approach).
Certain employees are eligible to receive stock options, performance shares, restricted stock and restricted stock units, while non-employee members of the Board of Directors are eligible to receive stock options, restricted stock and restricted stock units. Performance shares represent a right to receive shares of common stock upon satisfaction of company performance goals at the end of a three-year cycle. Performance shares are paid out in common stock and are fully vested upon issuance. The fair value of performance shares is determined on the date of grant based on a Monte Carlo simulation model. The fair value of restricted stock and restricted stock units are based on our closing stock price on the date of grant.
Stock-based compensation expense totaled approximately $16.9 million, $16.6 million and $13.5 million for fiscal 2014, 2013 and 2012, respectively. The total income tax benefit recognized in the consolidated statements of comprehensive income related to stock-based compensation expense was approximately $6.9 million, $6.6 million and $5.1 million during fiscal 2014, 2013 and 2012, respectively.
The weighted average fair values of option grants were $14.75, $12.94 and $9.35 during fiscal 2014, 2013 and 2012, respectively. The fair value of stock options is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2014	2013	2012
Expected volatility	47.7%	53.4%	56.7%
Risk-free interest rate	1.6%	0.7%	0.9%
Expected lives	5 years	5 years	5 years
Dividend yield	2.2%	2.4%	2.6%
Expected volatility and the expected life of stock options are based on historical experience. The risk-free rate is based on the yield of a Treasury Note with a term equal to the expected life of the stock options. The dividend yield is based on the most recent quarterly dividend per share declared and the closing stock price on the declaration date.
(r) Preferred Stock
Our Board of Directors is authorized to provide for the issuance of 1.0 million preferred shares with a par value of $1.00 per share, in one or more series, and to fix the voting rights, liquidation preferences, dividend rates, conversion rights, redemption rights, and terms, including sinking fund provisions, and certain other rights and preferences. As of June 25, 2014, no preferred shares were issued.
(s) Shareholders’ Equity
In August 2013, our Board of Directors authorized a $200.0 million increase to our existing share repurchase program resulting in total authorizations of $3,585.0 million. We repurchased approximately 5.1 million shares of our common stock for $239.6 million during fiscal 2014. As of June 25, 2014, approximately $307 million was available under our share repurchase authorizations. Our stock repurchase plan has been and will be used to return capital to shareholders and to minimize the dilutive impact of stock options and other share-based awards. We evaluate potential share repurchases under our plan based on several factors, including our cash position, share price, operational liquidity, proceeds from divestitures, borrowings and planned investment and financing needs. Repurchased common stock is reflected as a reduction of shareholders’ equity. During fiscal 2014, approximately 1.2 million stock options were exercised resulting in cash proceeds of $29.3 million.
We paid dividends of $63.4 million to common stock shareholders during fiscal 2014, compared to $56.3 million in the prior year. Additionally, we declared a quarterly dividend of $15.6 million, or $0.24 per share, in May 2014 which was paid on June 26, 2014.
(t) Comprehensive Income
Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Fiscal 2014 comprehensive income consists of net income and foreign currency translation adjustments. The foreign currency translation adjustment represents the unrealized impact of translating the financial statements of the Canadian restaurants from Canadian dollars, the functional currency, to U.S. dollars. We reinvest foreign earnings, therefore, United States deferred income taxes have not been provided on foreign earnings.  Fiscal 2013 and 2012 comprehensive income consists of net income.
(u) Net Income Per Share
Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. For the calculation of diluted net income per share, the basic weighted average number of shares is increased by the dilutive effect of stock options and restricted share awards, determined using the treasury stock method. We had approximately 113,000 stock options and restricted share awards outstanding at June 25, 2014, 193,000 stock options and restricted share awards outstanding at June 26, 2013, and 287,000 stock options and restricted share awards outstanding at June 27, 2012 that were not included in the dilutive earnings per share calculation because the effect would have been antidilutive.
Basic weighted average shares outstanding is reconciled to diluted weighted average shares outstanding as follows (in thousands):

	2014	2013	2012
Basic weighted average shares outstanding	66,251	71,788	78,559
Dilutive stock options	853	955	738
Dilutive restricted shares	1,048	1,415	1,367
	1,901	2,370	2,105
Diluted weighted average shares outstanding	68,152	74,158	80,664
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

On June 1, 2013, we completed the acquisition of 11 Chili's restaurants in Alberta, Canada from an existing franchisee for $24.6 million in cash. The results of operations of the Canadian restaurants are included in our consolidated financial statements from the date of acquisition. The assets and liabilities of the Canadian restaurants were recorded at their respective fair values as of the date of acquisition. During fiscal 2014, we completed the valuation of the reacquired franchise rights and recorded the asset at an estimated fair value of $8.9 million in intangibles on the consolidated balance sheet, with a corresponding decrease to goodwill. This asset is amortized using the straight-line method over the estimated useful life of eleven years.
The excess of the purchase price over the aggregate fair value of net assets acquired was allocated to goodwill. We expect the majority of the goodwill balance to be deductible for tax purposes. The portion of the purchase price attributable to goodwill represents benefits expected as a result of the acquisition, including sales and unit growth opportunities. As a result of the acquisition, we incurred expenses of approximately $0.4 million during fiscal 2013, which are included in other gains and charges in our consolidated statement of comprehensive income. Pro-forma financial information of the combined entities for periods prior to the acquisition is not presented due to the immaterial impact of the financial results of the Canadian restaurants on our consolidated financial statements.

3.	INVESTMENTS AND OTHER DISPOSITIONS
(a) Investments
We have a joint venture agreement with CMR, S.A.B. de C.V. to develop 50 Chili’s restaurants in Mexico. At June 25, 2014, 36 Chili’s restaurants were operating in the joint venture. We account for the Mexico joint venture investment under the equity method of accounting and record our share of the net income or loss of the investee within operating income since their operations are similar to our ongoing operations. These amounts have been included in restaurant expense in our consolidated statements of comprehensive income due to the immaterial nature of the amounts. The investment in the joint venture is included in other assets in our consolidated balance sheets.
In fiscal 2011, we entered into a joint venture investment with BTTO Participacoes Ltda (“BTTO”) to develop Chili's restaurants in Brazil. During fiscal 2012, we made capital contributions of $1.6 million to the joint venture and opened one restaurant. We accounted for this investment under the equity method of accounting until April 2012 when we purchased BTTO’s interest in the joint venture for approximately $1.5 million and began consolidating the entity’s results. In the fourth quarter of fiscal 2013, we fully impaired the property and equipment and recorded a charge in other gains and charges in the consolidated statement of comprehensive income. The restaurant was subsequently closed in July 2013.
(b) Other Dispositions
In April 2013, we sold our remaining ownership interest in Romano’s Macaroni Grill (“Macaroni Grill”) for approximately $8.3 million in cash proceeds. This amount was recorded as a gain in other gains and charges in the consolidated statement of comprehensive income in fiscal 2013.

4.	OTHER GAINS AND CHARGES
Other gains and charges consist of the following (in thousands):

	2014	2013	2012
Litigation reserves	$39,500	$0	$0
Restaurant impairment charges	4,502	5,276	3,139
Restaurant closure charges	3,413	3,637	4,655
Severance and other benefits	2,140	2,235	0
Gain on the sale of assets, net	(608)	(11,228)	(3,306)
Loss on extinguishment of debt	0	15,768	0
Impairment of liquor licenses	0	170	2,641
Other	277	1,442	1,845
	$49,224	$17,300	$8,974
Other gains and charges in fiscal 2014 includes charges of approximately $39.5 million related to various litigation matters including a class action litigation pending in California.  See Note 14 for additional disclosures.

During fiscal 2014, we recorded restaurant impairment charges of $4.5 million related to underperforming restaurants that either continue to operate or are scheduled to close. We also recorded $3.4 million of restaurant closure charges consisting primarily of lease termination charges and other costs associated with closed restaurants. Additionally, we incurred $2.1 million in severance and other benefits related to organization changes made during the fiscal year. The severance charges include expense related to the accelerated vesting of stock-based compensation awards. Furthermore, a $0.6 million gain was recorded primarily related to land sales.
In June 2013, we redeemed the 5.75% notes due May 2014, resulting in a charge of $15.8 million representing the remaining interest payments and unamortized debt issuance costs and discount. See Note 8 for additional disclosures related to fiscal 2013 activity.
During fiscal 2013, we recorded restaurant impairment charges of $5.3 million primarily related to the impairment of the company-owned restaurant in Brazil which subsequently closed in fiscal 2014. We also recorded $3.6 million of restaurant closure charges, consisting primarily of $2.3 million of lease termination charges and $0.9 million related to the write-down of land associated with a closed facility. Additionally, we incurred $2.2 million in severance and other benefits related to organizational changes. The severance charges include expense related to the accelerated vesting of stock-based compensation awards. In fiscal 2013, we also recognized gains of $11.2 million on the sale of assets, including an $8.3 million gain on the sale of our remaining interest in Macaroni Grill and net gains of $2.9 million related to land sales.
During fiscal 2012, we recorded restaurant impairment charges of $3.1 million related to underperforming restaurants that either continue to operate or are scheduled to close. We also recorded 2.6 million of impairment charges for the excess of the carrying amount of certain transferable liquor licenses over their fair value. Additionally, we incurred $4.7 million of restaurant closure charges primarily related to lease termination charges associated with restaurants closed in prior years and a long-lived asset impairment charge of $0.4 million resulting from closures. Furthermore, a $3.3 million gain was recorded primarily related to land sales during the fiscal year.
The restaurant and liquor license impairment charges were measured as the excess of the carrying amount of property and equipment or liquor licenses over the fair value. See Note 10 for fair value disclosures related to these impairment charges.

5.	GOODWILL AND INTANGIBLES
The changes in the carrying amount of goodwill for the fiscal years ended June 25, 2014 and June 26, 2013 are as follows (in thousands):

	2014	2013
Balance at beginning of year:
Goodwill	$204,937	$188,438
Accumulated impairment losses(a)	(62,834)	(62,834)
	142,103	125,604
Changes in goodwill:
Additions(b)	0	16,499
Adjustments(c)	(8,387)	0
Foreign currency translation adjustment	(282)	0

Balance at end of year:
Goodwill	196,268	204,937
Accumulated impairment losses	(62,834)	(62,834)
	$133,434	$142,103
____________________________________________________________________

(a)	The impairment losses recorded in prior years are related to restaurant brands that we no longer own.

(b)	Additions for the prior year reflect the preliminary goodwill acquired as a result of the Canada acquisition.

(c)
The valuation of the reacquired franchise rights associated with the Canada acquisition was finalized during fiscal 2014 and a fair value of approximately $8.9 million was assigned to the intangible asset. There was no value assigned to these rights in the preliminary purchase price allocation presented at June 26, 2013. Intangibles was increased by approximately $8.9 million with a corresponding decrease to goodwill.

Intangible assets, net for the fiscal years ended June 25, 2014 and June 26, 2013 are as follows (in thousands):

	2014			2013
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived intangible assets
Reacquired franchise rights	$9,107	$(1,121)	$7,986	$560	$(241)	$319
Other	872	(292)	580	364	(210)	154
	$9,979	$(1,413)	$8,566	$924	$(451)	$473

Indefinite-lived intangible assets
Liquor licenses	$10,275			$10,223
Amortization expense for all definite-lived intangible assets was $1.0 million, $0.2 million and $0.2 million in fiscal 2014, 2013 and 2012, respectively. Amortization expense for definite-lived intangible assets will approximate $0.9 million for the next five fiscal years.

6.	ACCRUED AND OTHER LIABILITIES
Accrued liabilities consist of the following (in thousands):

	2014	2013
Gift cards	$104,378	$91,893
Payroll	77,585	77,238
Litigation reserves	39,500	0
Sales tax	19,622	18,613
Insurance	20,652	17,743
Property tax	14,209	14,119
Dividends	15,625	13,511
Other	36,446	36,348
	$328,017	$269,465
Other liabilities consist of the following (in thousands):

	2014	2013
Straight-line rent	$57,462	$57,129
Insurance	36,352	38,602
Landlord contributions	23,404	24,029
Unrecognized tax benefits	5,247	5,055
Other	6,633	7,078
	$129,098	$131,893

7.	INCOME TAXES
The provision for income taxes consists of the following (in thousands):

	2014	2013	2012
Current income tax expense:
Federal	$66,170	$46,852	$27,707
State	15,219	11,800	7,056
Foreign	3,550	2,879	5,098
Total current income tax expense	84,939	61,531	39,861
Deferred income tax (benefit) expense:
Federal	(18,715)	7,344	16,520
State	(4,087)	(1,919)	1,196
Foreign	112	0	0
Total deferred income tax (benefit) expense	(22,690)	5,425	17,716
	$62,249	$66,956	$57,577
A reconciliation between the reported provision for income taxes and the amount computed by applying the statutory Federal income tax rate of 35% to income before provision for income taxes is as follows (in thousands):

	2014	2013	2012
Income tax expense at statutory rate	$75,701	$80,610	$73,083
FICA tax credit	(18,116)	(16,450)	(16,609)
State income taxes, net of Federal benefit	7,636	6,368	4,750
Other	(2,972)	(3,572)	(3,647)
	$62,249	$66,956	$57,577
The income tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities as of June 25, 2014 and June 26, 2013 are as follows (in thousands):

	2014	2013
Deferred income tax assets:
Leasing transactions	$40,085	$40,662
Stock-based compensation	13,698	13,250
Restructure charges and impairments	16,726	2,885
Insurance reserves	18,550	18,595
Employee benefit plans	404	544
Gift cards	15,497	13,171
Other, net	8,975	10,903
Total deferred income tax assets	113,935	100,010
Deferred income tax liabilities:
Prepaid expenses	16,462	15,776
Goodwill and other amortization	26,551	25,333
Depreciation and capitalized interest on property and equipment	20,982	32,160
Other, net	3,680	3,522
Total deferred income tax liabilities	67,675	76,791
Net deferred income tax asset	$46,260	$23,219

A reconciliation of unrecognized tax benefits for the fiscal years ended June 25, 2014 and June 26, 2013 are as follows (in thousands):

	2014	2013
Balance at beginning of year	$6,388	$7,336
Additions based on tax positions related to the current year	1,582	754
Additions based on tax positions related to prior years	347	7
Settlements with tax authorities	(339)	(930)
Expiration of statute of limitations	(603)	(779)
Balance at end of year	$7,375	$6,388
The total amount of unrecognized tax benefits that would favorably affect the effective tax rate if resolved in our favor due to the effect of deferred tax benefits was $4.9 million and $4.3 million as of June 25, 2014 and June 26, 2013, respectively. During the next twelve months, we anticipate that it is reasonably possible that the amount of unrecognized tax benefits could be reduced by approximately $0.5 million ($0.3 million of which would affect the effective tax rate due to the effect of deferred tax benefits) either because our tax position will be sustained upon audit or as a result of the expiration of the statute of limitations for specific jurisdictions.
We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. During fiscal 2014, we recognized a benefit of approximately $0.3 million in interest. During fiscal 2013 and 2012, we recognized an expense of approximately $0.5 million and a benefit of $0.3 million, respectively, in interest due to the reduction of accrued interest from statute expirations and settlements, net of accrued interest for remaining positions. As of June 25, 2014, we had $2.5 million ($1.7 million net of a $0.8 million Federal deferred tax benefit) of interest and penalties accrued, compared to $2.1 million ($1.5 million net of a $0.6 million Federal deferred tax benefit) at June 26, 2013.

8.	DEBT
Long-term debt consists of the following (in thousands):

	2014	2013
3.88% notes	$299,736	$299,707
2.60% notes	249,864	249,829
Term loan	187,500	212,500
Revolving credit facility	80,000	0
Capital lease obligations (see Note 9)	43,086	45,681
	860,186	807,717
Less current installments	(27,884)	(27,596)
	$832,302	$780,121
Our credit facility, which matures in August 2016, includes a $250 million revolver and a $250 million term loan. During fiscal 2014, $120.0 million was drawn from the revolver to fund share repurchases. We repaid $40.0 million of the outstanding balance leaving $170 million of credit available under the revolver as of June 25, 2014. During fiscal 2014, we paid the required term loan installments totaling $25.0 million bringing the outstanding balance to $187.5 million.
The term loan and revolving credit facility bear interest at LIBOR plus an applicable margin, which is a function of our credit rating and debt to cash flow ratio, but is subject to a maximum of LIBOR plus 2.50%. Based on our current credit rating, we are paying interest at a rate of LIBOR plus 1.63%. One month LIBOR at June 25, 2014 was approximately 0.15%.
In May 2013, we issued $550.0 million of notes consisting of two tranches - $250.0 million of 2.60% notes due in May 2018 and $300.0 million of 3.88% notes due in May 2023. We received proceeds totaling approximately $549.5 million prior to debt issuance costs and utilized the proceeds to redeem the 5.75% notes due in June 2014, pay down the revolver and fund share repurchases. The new notes require semi-annual interest payments which began in the second quarter of fiscal 2014.
Our debt agreements contain various financial covenants that, among other things, require the maintenance of certain leverage and fixed charge coverage ratios. We are currently in compliance with all financial covenants.

Excluding capital lease obligations (see Note 9) and interest, our long-term debt maturities for the five years following June 25, 2014 and thereafter are as follows (in thousands):

Fiscal Year	Long-Term Debt
2015	$25,000
2016	25,000
2017	217,500
2018	249,864
2019	0
Thereafter	299,736
$817,100

9.	LEASES
(a) Capital Leases
We lease certain buildings under capital leases. The asset value of $39.0 million at June 25, 2014 and June 26, 2013, and the related accumulated amortization of $20.1 million and $18.2 million at June 25, 2014 and June 26, 2013, respectively, are included in property and equipment. Amortization of assets under capital leases is included in depreciation and amortization expense.
(b) Operating Leases
We lease restaurant facilities and office space under operating leases having terms expiring at various dates through fiscal 2093. The restaurant leases have renewal clauses of 1 to 30 years at our option and, in some cases, have provisions for contingent rent based upon a percentage of sales in excess of specified levels, as defined in the leases. We include other rent-related costs in rent expense, such as common area maintenance, taxes and amortization of landlord contributions.
Rent expense consists of the following (in thousands):

	2014	2013	2012
Straight-lined minimum rent	$90,574	$88,773	$88,194
Contingent rent	4,737	3,637	3,752
Other	9,817	9,296	9,344
Total rent expense	$105,128	$101,706	$101,290

(c) Commitments
As of June 25, 2014, future minimum lease payments on capital and operating leases were as follows (in thousands):

Fiscal Year	Capital Leases	Operating Leases
2015	$5,692	$111,314
2016	5,806	100,922
2017	5,709	78,358
2018	5,521	59,714
2019	5,202	35,238
Thereafter	36,968	105,646
Total minimum lease payments(a)	64,898	$491,192
Imputed interest (average rate of 7%)	(21,812)
Present value of minimum lease payments	43,086
Less current installments	(2,883)
	$40,203
____________________________________________________________________

(a)
Future minimum lease payments have not been reduced by minimum sublease rentals to be received in the future under non-cancelable subleases. Sublease rentals are approximately $35.5 million and $48.4 million for capital and operating subleases, respectively.

10.	FAIR VALUE DISCLOSURES
(a) Non-Financial Assets Measured on a Non-Recurring Basis
In fiscal 2014, long-lived assets with a carrying value of $5.8 million, primarily related to nine underperforming restaurants, were written down to their fair value of $1.3 million resulting in an impairment charge of $4.5 million. In fiscal 2013, long-lived assets with a carrying value of $5.6 million, primarily related to three underperforming restaurants including the company-owned Chili's in Brazil, were written down to their fair value of $0.3 million resulting in an impairment charge of $5.3 million. We determined fair value based on projected discounted future operating cash flows of the restaurants over their remaining service life using a risk adjusted discount rate that is commensurate with the risk inherent in our current business model.
In fiscal 2014, we reviewed the transferable liquor licenses during our semi-annual impairment analysis and determined there was no impairment. In fiscal 2013, one transferable liquor license with a carrying value of $0.3 million was written down to the fair value of $0.1 million resulting in an impairment charge of $0.2 million. We determined fair value based on prices in the open market for licenses in same or similar jurisdictions.
All impairment charges related to underperforming restaurants and liquor licenses were included in other gains and charges in the consolidated statement of comprehensive income for the periods presented.
During fiscal 2014, we completed the valuation of the reacquired franchise rights related to the Canada acquisition and recorded the asset at an estimated fair value of $8.9 million in intangibles on the consolidated balance sheet. In fiscal 2014, we reviewed the reacquired franchise rights during our annual impairment analysis and determined there was no impairment.

The following table presents fair values for those assets measured at fair value on a non-recurring basis at June 25, 2014 and June 26, 2013 (in thousands):

	Fair Value Measurements Using
	(Level 1)	(Level 2)	(Level 3)	Total
Long-lived assets held for use:
At June 25, 2014	$0	$0	$1,342	$1,342
At June 26, 2013	$0	$0	$333	$333
Liquor licenses:
At June 25, 2014	$0	$0	$0	$0
At June 26, 2013	$0	$100	$0	$100
Reacquired franchise rights:
At June 25, 2014	$0	$0	$8,860	$8,860

(b) Other Financial Instruments
Our financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The fair value of cash and cash equivalents, accounts receivable and accounts payable approximates their carrying amounts because of the short maturity of these items. The fair value of the 2.60% notes and 3.88% notes is based on quoted market prices and are considered Level 1 fair value measurements. At June 25, 2014, the 2.60% notes had a carrying value of $249.9 million and a fair value of $250.4 million and the 3.88% notes had a carrying value of $299.7 million and a fair value of $290.2 million. At June 26, 2013, the 2.60% notes had a carrying value of $249.8 million and a fair value of $244.2 million and the 3.88% notes had a carrying value of $299.7 million and a fair value of $279.5 million. The carrying amount of debt outstanding pursuant to the term loan and revolving credit facility approximates fair value as interest rates on these instruments approximate current market rates (Level 2).

11.	STOCK-BASED COMPENSATION
Our shareholders approved stock-based compensation plans including the Stock Option and Incentive Plan and the Stock Option and Incentive Plan for Non-Employee Directors and Consultants (collectively, the “Plans”). In November 2013, our shareholders approved an amendment to the Stock Option and Incentive Plan increasing the number of shares authorized for issuance by 2.0 million shares. The total number of shares authorized for issuance to employees and non-employee directors and consultants under the Plans is currently 37.3 million. The Plans provide for grants of options to purchase our common stock, restricted stock, restricted stock units, performance shares and stock appreciation rights.
(a) Stock Options
Expense related to stock options issued to eligible employees under the Plans is recognized using a graded-vesting schedule over the vesting period or to the date on which retirement eligibility is achieved, if shorter. Stock options generally vest over a period of 1 to 4 years and have contractual terms to exercise of 8 years. Full or partial vesting of awards may occur upon a change in control (as defined in the Plans), or upon an employee’s death, disability or involuntary termination.
Transactions during fiscal 2014 were as follows (in thousands, except option prices):

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Options outstanding at June 26, 2013	2,725	$23.13
Granted	223	42.89
Exercised	(1,203)	24.35
Forfeited or canceled	(44)	25.15
Options outstanding at June 25, 2014	1,701	$24.80	4.0	$44,367
Options exercisable at June 25, 2014	1,113	$20.58	2.8	$33,728

At June 25, 2014, unrecognized compensation expense related to stock options totaled approximately $2.6 million and will be recognized over a weighted average period of 1.9 years. The intrinsic value of options exercised totaled approximately $25.7 million, $22.4 million and $12.6 million during fiscal 2014, 2013 and 2012, respectively. The tax benefit realized on options exercised totaled approximately $8.9 million, $8.1 million and $4.8 million during fiscal 2014, 2013 and 2012, respectively.
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
Transactions during fiscal 2014 were as follows (in thousands, except fair values):

	Number of Restricted Share Awards	Weighted Average Fair Value Per Award
Restricted share awards outstanding at June 26, 2013	1,923	$21.15
Granted	455	39.81
Vested	(703)	12.93
Forfeited	(167)	32.65
Restricted share awards outstanding at June 25, 2014	1,508	$29.39
At June 25, 2014, unrecognized compensation expense related to restricted share awards totaled approximately $12.8 million and will be recognized over a weighted average period of 2.4 years. The fair value of shares that vested during fiscal 2014, 2013, and 2012 totaled approximately $42.2 million, $22.0 million and $11.5 million, respectively.

12.	SAVINGS PLAN
We sponsor a qualified defined contribution retirement plan covering all employees who have attained the age of twenty-one and have completed one year and 1,000 hours of service. Eligible employees are allowed to contribute, subject to IRS limitations on total annual contributions, up to 50% of their base compensation and 100% of their eligible bonuses, as defined in the plan, to various investment funds. We match in cash at a rate of 100% of the first 3% an employee contributes and 50% of the next 2% the employee contributes with immediate vesting. In fiscal 2014, 2013, and 2012, we contributed approximately $7.4 million, $7.2 million, and $6.7 million, respectively.

13.	SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest and income taxes is as follows (in thousands):

	2014	2013	2012
Income taxes, net of refunds	$48,379	$60,291	$47,514
Interest, net of amounts capitalized (a)	25,476	41,504	24,455
____________________________________________________________________
(a) Fiscal 2013 interest includes $15.3 million of interest paid upon retirement of the 5.75% notes in June 2013.
Non-cash investing and financing activities are as follows (in thousands):

	2014	2013	2012
Retirement of fully depreciated assets	$64,420	$55,427	$77,249
Accrued dividends	15,625	13,511	11,948

14.	COMMITMENTS AND CONTINGENCIES
In connection with the sale of restaurants to franchisees and brand divestitures, we have, in certain cases, guaranteed lease payments. As of June 25, 2014 and June 26, 2013, we have outstanding lease guarantees or are secondarily liable for $116.5 million and $132.6 million, respectively. This amount represents the maximum potential liability of future payments under the guarantees. These leases have been assigned to the buyers and expire at the end of the respective lease terms, which range from fiscal 2015 through fiscal 2024. In the event of default, the indemnity and default clauses in our assignment agreements govern our ability to pursue and recover damages incurred. No material liabilities have been recorded as of June 25, 2014, as the likelihood of default by the buyers on the assignment agreements was deemed to be less than probable.

We provide letters of credit to various insurers to collateralize obligations for outstanding claims. As of June 25, 2014, we had $26.1 million in undrawn standby letters of credit outstanding. All standby letters of credit are renewable annually.

The aggregate litigation reserves of approximately $39.5 million established in the fourth quarter of fiscal 2014 are based on the terms set forth in the applicable agreements and our reasonable expectations regarding future events. Evaluating contingencies related to litigation is a complex process involving subjective judgment on the potential outcome of future events and the ultimate resolution of litigated claims may differ from our current analysis.  Accordingly, we review the adequacy of accruals and disclosures pertaining to litigated matters each quarter in consultation with legal counsel and we assess the probability and range of possible losses associated with contingencies for potential accrual in the consolidated financial statements.

In August 2004, certain current and former hourly restaurant team members filed a putative class action lawsuit against us in California Superior Court alleging violations of California labor laws with respect to meal periods and rest breaks. The lawsuit sought penalties and attorney’s fees and was certified as a class action by the trial court in July 2006. In July 2008, the California Court of Appeal decertified the class action on all claims with prejudice. In October 2008, the California Supreme Court granted a writ to review the decision of the Court of Appeal and oral arguments were heard by the California Supreme Court on November 8, 2011. On April 12, 2012, the California Supreme Court issued an opinion affirming in part, reversing in part, and remanding in part for further proceedings. The California Supreme Court’s opinion resolved many of the legal standards for meal periods and rest breaks in our California restaurants.  On September 26, 2013, the trial court granted plaintiffs’ motion to certify a meal period subclass and denied our motion to decertify the rest period subclass.

On April 8, 2014, the parties participated in mediation where preliminary settlement discussions began, but a settlement was not achieved and significant issues remained outstanding.  On August 6, 2014, the parties reached a preliminary settlement agreement, which remains subject to court approval, to resolve all claims in exchange for a settlement payment not to exceed $56.5 million.  We established a reserve of approximately $39.0 million related to this pending class action litigation, but the actual amount of any settlement payment could vary from our reserve and will be subject to many factors including approval by the court, claims process, and other matters typically associated with the potential settlement of complex class action litigation.

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
The following table summarizes the unaudited consolidated quarterly results of operations for fiscal 2014 and 2013 (in thousands, except per share amounts):

	Fiscal Year 2014 Quarters Ended
	Sept. 25	Dec. 25	March 26	June 25
Revenues	$683,924	$704,395	$758,408	$758,725
Income before provision for income taxes	$42,582	$57,713	$80,815	$35,178
Net income	$29,212	$39,744	$56,263	$28,820
Basic net income per share	$0.44	$0.59	$0.85	$0.44
Diluted net income per share	$0.42	$0.58	$0.82	$0.43
Basic weighted average shares outstanding	66,693	66,811	66,479	65,009
Diluted weighted average shares outstanding	68,802	68,628	68,342	66,824

	Fiscal Year 2013 Quarters Ended
	Sept. 26	Dec. 26	March 27	June 26
Revenues	$683,507	$689,764	$742,759	$730,068
Income before provision for income taxes	$40,452	$55,226	$72,814	$61,823
Net income	$27,864	$37,177	$51,951	$46,367
Basic net income per share	$0.38	$0.51	$0.73	$0.67
Diluted net income per share	$0.36	$0.50	$0.71	$0.64
Basic weighted average shares outstanding	73,903	72,560	71,067	69,607
Diluted weighted average shares outstanding	76,558	74,720	73,341	71,999
Net income for fiscal 2014 included a $39.5 million charge in the fourth quarter to establish reserves for the potential settlement of various litigation matters. Long-lived asset impairments of $1.3 million and $3.2 million were recorded in the second and fourth quarters, respectively. Additionally, net income included lease termination charges of $0.2 million, $0.2 million, $0.9 million and $0.6 million in the four quarters of fiscal 2014 related to restaurants closed in the current year and adjustments for prior year closures. Severance charges of $0.2 million, $0.2 million, $0.7 million and $1.0 million were incurred in the four quarters of fiscal 2014.
Net income for fiscal year 2013 included a $15.8 million loss on extinguishment of debt in the fourth quarter. Long-lived asset impairments of $0.7 million and $4.6 million were recorded in the second and fourth quarters, respectively. Severance charges of $1.3 million and $1.0 million were incurred during the third and fourth quarters, respectively. Net income also included lease termination charges related to previously closed restaurants of $0.4 million, $1.1 million and $0.6 million in the first, second and fourth quarters, respectively. These charges were partially offset by an $8.3 million gain on the sale of our remaining interest in Macaroni Grill in the fourth quarter and net gains of $2.3 million and $0.4 million related to land sales in the second and fourth quarters, respectively.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Brinker International, Inc.:
We have audited the accompanying consolidated balance sheets of Brinker International, Inc. and subsidiaries (the "Company”) as of June 25, 2014 and June 26, 2013, and the related consolidated statements of comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended June 25, 2014. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brinker International, Inc. and subsidiaries as of June 25, 2014 and June 26, 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended June 25, 2014, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 25, 2014, based on criteria established in Internal Control-Integrated Framework-1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 25, 2014 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.
/s/ KPMG LLP
Dallas, TX
August 25, 2014

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Brinker International, Inc.:
We have audited Brinker International, Inc.'s (the "Company”) internal control over financial reporting as of June 25, 2014, based on criteria established in Internal Control-Integrated Framework-1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 25, 2014, based on criteria established in Internal Control-Integrated Framework-1992 issued by COSO.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Brinker International, Inc. and subsidiaries as of June 25, 2014 and June 26, 2013, and the related consolidated statements of comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended June 25, 2014, and our report dated August 25, 2014 expressed an unqualified opinion on those consolidated financial statements.
/s/ KPMG LLP
Dallas, TX
August 25, 2014

MANAGEMENT’S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS
Management is responsible for the reliability of the consolidated financial statements and related notes, which have been prepared in conformity with U. S. generally accepted accounting principles and include amounts based upon our estimates and judgments, as required. The consolidated financial statements have been audited and reported on by our independent registered public accounting firm, KPMG LLP, who were given free access to all financial records and related data, including minutes of the meetings of the Board of Directors and Committees of the Board. We believe that the representations made to the independent registered public accounting firm were valid and appropriate.
We maintain a system of internal control over financial reporting designed to provide reasonable assurance of the reliability of the consolidated financial statements. Our internal audit function monitors and reports on the adequacy of the compliance with the internal control system and appropriate actions are taken to address significant control deficiencies and other opportunities for improving the system as they are identified. The Audit Committee of the Board of Directors, which is comprised solely of outside directors, provides oversight to the financial reporting process through periodic meetings with our independent registered public accounting firm, internal auditors, and management. Both our independent registered public accounting firm and internal auditors have free access to the Audit Committee. Although no cost-effective internal control system will preclude all errors and irregularities, we believe our controls as of and for the year ended June 25, 2014 provide reasonable assurance that the consolidated financial statements are reliable.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate internal control over financial reporting. We have assessed the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework-1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, we concluded that our internal control over financial reporting was effective as of June 25, 2014.
Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
The effectiveness of our internal control over financial reporting as of June 25, 2014 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its attestation report which is included herein.
/s/ WYMAN T. ROBERTS
WYMAN T. ROBERTS
Chief Executive Officer, President and President of Chili's Grill & Bar
/s/ MARIE L. PERRY
MARIE L. PERRY
Senior Vice President, Treasurer, Controller and Chief Financial Officer