Form 10-K, Exhibit 13
period 2015-06-24
BRINKER INTERNATIONAL INC
filed 2015-08-24
CIK 703351

EXHIBIT 13
BRINKER INTERNATIONAL, INC.
SELECTED FINANCIAL DATA
(In thousands, except per share amounts and number of restaurants)

	Fiscal Years
	2015	2014	2013	2012	2011
Income Statement Data:
Revenues:
Company sales	$2,904,746	$2,823,069	$2,766,618	$2,748,462	$2,685,441
Franchise and other revenues (a)	97,532	86,426	83,100	75,678	79,009
Total revenues	3,002,278	2,909,495	2,849,718	2,824,140	2,764,450
Operating Costs and Expenses:
Company restaurants (excluding depreciation and amortization)
Cost of sales	775,063	758,028	758,377	769,729	742,283
Restaurant labor	929,206	905,589	892,413	891,910	886,559
Restaurant expenses (a)	703,334	686,314	658,834	653,248	658,124
Company restaurant expenses	2,407,603	2,349,931	2,309,624	2,314,887	2,286,966
Depreciation and amortization	145,242	136,081	131,481	125,054	128,447
General and administrative	133,467	132,094	134,538	143,388	132,834
Other gains and charges	4,764	49,224	17,300	8,974	10,783
Total operating costs and expenses	2,691,076	2,667,330	2,592,943	2,592,303	2,559,030
Operating income	311,202	242,165	256,775	231,837	205,420
Interest expense	29,006	28,091	29,118	26,800	28,311
Other, net	(2,081)	(2,214)	(2,658)	(3,772)	(6,220)
Income before provision for income taxes	284,277	216,288	230,315	208,809	183,329
Provision for income taxes	87,583	62,249	66,956	57,577	42,269
Net income	$196,694	$154,039	$163,359	$151,232	$141,060

Basic net income per share	$3.12	$2.33	$2.28	$1.93	$1.55

Diluted net income per share	$3.05	$2.26	$2.20	$1.87	$1.53

Basic weighted average shares outstanding	63,072	66,251	71,788	78,559	90,807

Diluted weighted average shares outstanding	64,404	68,152	74,158	80,664	92,320

Balance Sheet Data:
Working capital	$(228,758)	$(255,256)	$(192,641)	$(203,974)	$(181,047)
Total assets	1,435,873	1,490,604	1,452,603	1,439,408	1,487,762
Long-term obligations	1,095,858	961,400	912,014	727,379	643,251
Shareholders’ (deficit) equity	(78,460)	63,094	149,357	309,873	438,910
Dividends per share	$1.12	$0.96	$0.80	$0.64	$0.56
Number of Restaurants Open (End of Period):
Company-operated	888	884	877	865	868
Franchised/Joint venture	741	731	714	716	711
Total	1,629	1,615	1,591	1,581	1,579

Revenues of franchisees (b)	$1,644,015	$1,616,747	$1,632,076	$1,609,893	$1,558,886
____________________________________________________________________

(a)	Prior year amounts have been updated to conform with fiscal 2015 presentation.

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
OVERVIEW
We are principally engaged in the ownership, operation, development, and franchising of the Chili’s Grill & Bar (“Chili’s”) and Maggiano’s Little Italy (“Maggiano’s”) restaurant brands. At June 24, 2015, we owned, operated, or franchised 1,629 restaurants.
We are committed to strategies and initiatives that are centered on long-term sales and profit growth, enhancing the guest experience and team member engagement. These strategies are intended to differentiate our brands from the competition, reduce the costs associated with managing our restaurants and establish a strong presence for our brands in key markets around the world.
Key economic indicators such as total employment and consumer confidence continued to improve steadily this year and have driven slight improvements in the casual dining industry; however, growing sales and traffic has been a challenge over the last five years with steadily increasing competition. U.S. economic growth has been steady but wage growth has been slow and this wage pressure has challenged both restaurant operators and consumers as discretionary income available for restaurant visits has been limited. In response to these economic factors, we have developed strategies that we believe are appropriate for all operating conditions and will provide a solid foundation for earnings growth going forward.
We have completed a number of significant initiatives in recent years that have helped us drive profitable sales and traffic growth and to improve the guest experience in our restaurants. Investments in restaurant reimages, new kitchen equipment and operations software have improved the relevance of the Chili’s brand and the efficiency of our restaurants. Our new kitchen equipment enables us to provide a higher quality product at a faster pace, enhancing both profitability and guest satisfaction. Our Chili’s reimage program is complete and the design is intended to revitalize Chili's in a way which enhances the relevance of the brand while staying true to Chili's brand heritage. All company-owned Chili's and Maggiano's restaurants are now operating with an integrated point of sale and back office software system that was designed to improve the efficiency of our restaurant operations and reporting capabilities. We believe that these initiatives will positively impact the customer perception of our restaurants in both the dining room and bar areas and provide us with a great foundation for continued success.
We have also differentiated the Chili’s brand by leveraging technology initiatives to engage our guests and drive traffic. All domestic Chili’s restaurants with the exception of airport and college locations are now outfitted with tabletop devices which gives us the largest network of tabletop devices in the country. Our Ziosk branded tabletop device is a multi-functional device which provides entertainment, ordering, guest survey and pay-at-the-table capabilities. We built on this momentum by launching the Chili’s loyalty program called My Chili's Rewards in the fourth quarter of this fiscal year which utilizes our existing tabletop technology and provides us an opportunity to connect with our guests in a meaningful way to tailor their experience in our restaurants. We are also investing in additional upgrades to our on-line ordering and mobile platforms. We have also launched No Wait, a new technology which allows our hosts to provide more accurate wait times when a guest arrives during peak shifts, and to send them a text when their table is ready. Guests can also add themselves to the wait list via the Chili’s mobile app which we believe will reduce the in-restaurant wait time and increase the efficiency of our restaurants by allowing us to turn tables more effectively.
We continually evaluate our menu at Chili's to improve quality, freshness and value by introducing new items and improving existing favorites. Our Fresh Mex platform introduced last year has been very successful and includes Fresh Mex Bowls, Mix and Match Fajitas and Tableside Guacamole. We leveraged this success by launching our new Top-Shelf Taco category including Pork Carnitas, Ranchero Chicken and Prime Rib tacos in the fourth quarter. We also introduced Fresh Tex, a new Texas themed platform featuring ribs, steaks and burgers this year. Our traditional burger menu was also updated with a new line of Craft Burgers, featuring fresh potato buns and house made garlic pickles. We continually seek opportunities to reinforce value and create interest for the brand with new and varied offerings to further enhance sales and drive incremental traffic. We are committed to offering a compelling everyday menu that provides items our customers prefer at a solid value.
Improvements at Chili's will have the most significant impact on the business; however, our results will also benefit through additional contributions from Maggiano's and our global business. Maggiano's continues to deliver sales growth and has opened three restaurants in fiscal 2015 based on the new prototype, which excludes banquet space. This new prototype will allow the brand to enter new markets for which the existing model was not suited. Maggiano's is committed to delivering high quality food and a dining experience in line with our brand heritage. We will continue to strengthen the brand’s business model with kitchen efficiency and inventory controls that we believe will continue to enhance profitability.
We capitalized on an opportunity to further expand our domestic business by acquiring a franchisee which owns 103 Chili’s restaurants primarily located in the Northeast and Southeast United States subsequent to the end of the year. We believe this acquisition fits well within our capital allocation strategy and will enable us to grow our sales and profits in fiscal 2016. We have begun implementing several initiatives designed to increase sales and margins including restaurant reimage, loyalty and other operational processes. Global expansion allows further diversification which will enable us to build strength in a variety of markets and economic conditions. This expansion will come through franchise relationships, acquisitions, joint venture arrangements and equity investments. Our international franchisees opened 22 new international Chili's restaurants in fiscal 2015 and plan to open 25-30 in fiscal 2016. Growing our franchise operations enables us to improve revenues and operating income through increased royalties and franchise fees. We continue to work with our domestic franchisees to increase the pace of reimages of their restaurants, and to leverage technology initiatives like My Chili's Rewards and No Wait in their restaurants.
The casual dining industry is a highly competitive business which is sensitive to changes in economic conditions, trends in lifestyles and fluctuating costs. Our priority remains increasing profitable growth over time in all operating environments. We have designed both operational and financial strategies to achieve this goal and in our opinion, improve shareholder value. Success with our initiatives to improve sales trends and operational effectiveness will enhance the profitability of our restaurants and strengthen our competitive position. We believe the effective execution of our financial strategies, including repurchasing shares of our common stock, payment of quarterly dividends, disciplined use of capital and efficient management of operating expenses, will enhance shareholder value. We remain confident in the financial health of our company, the long-term prospects of the industry, as well as our ability to perform effectively in a competitive marketplace and a variety of economic environments.

RESULTS OF OPERATIONS FOR FISCAL YEARS 2015, 2014, AND 2013

The following table sets forth selected operating data as a percentage of total revenues (unless otherwise noted) for the periods indicated. All information is derived from the accompanying consolidated statements of comprehensive income:

	Fiscal Years
	2015	2014	2013
Revenues:
Company sales	96.8%	97.0%	97.1%
Franchise and other revenues	3.2%	3.0%	2.9%
Total revenues	100.0%	100.0%	100.0%
Operating Costs and Expenses:
Company restaurants (excluding depreciation and amortization)
Cost of sales (1)	26.7%	26.9%	27.4%
Restaurant labor (1)	32.0%	32.1%	32.3%
Restaurant expenses (1)	24.2%	24.2%	23.8%
Company restaurant expenses (1)	82.9%	83.2%	83.5%
Depreciation and amortization	4.8%	4.7%	4.6%
General and administrative	4.4%	4.5%	4.7%
Other gains and charges	0.2%	1.7%	0.6%
Total operating costs and expenses	89.6%	91.7%	91.0%
Operating income	10.4%	8.3%	9.0%
Interest expense	1.0%	1.0%	1.0%
Other, net	(0.1)%	(0.1)%	(0.1)%
Income before provision for income taxes	9.5%	7.4%	8.1%
Provision for income taxes	2.9%	2.1%	2.4%
Net income	6.6%	5.3%	5.7%
(1) As a percentage of company sales.
REVENUES
Revenues are presented in two separate captions on the consolidated statements of comprehensive income to provide more clarity around company-owned restaurant revenue and operating expense trends. Company sales includes revenues generated by the operation of company-owned restaurants including gift card redemptions. Franchise and other revenues includes royalties, development fees, franchise fees, Maggiano's banquet service charge income, certain gift card activity (breakage and discounts), tabletop gaming revenue, retail food royalties and delivery fee income.

Total revenues for fiscal 2015 increased to $3,002.3 million, a 3.2% increase from the $2,909.5 million generated for fiscal 2014 driven by a 2.9% increase in company sales attributable to positive comparable restaurant sales and higher capacity (see table below).

	Fiscal Year Ended June 24, 2015
	Comparable Sales	Price Increase	Mix Shift	Traffic	Capacity
Brinker International	1.7%	1.6%	0.0%	0.1%	0.8%
Chili’s Company-owned	1.9%	1.4%	0.3%	0.2%	0.4%
Maggiano’s	0.8%	2.3%	(1.4)%	(0.1)%	8.2%
Chili's Franchise (1)	2.2%
U.S.	2.9%
International	0.4%
Chili's Domestic (2)	2.2%
System-wide (3)	1.9%
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

Chili’s company sales increased to $2,503.1 million in fiscal 2015, a 2.4% increase from $2,443.9 million in fiscal 2014. The increase was primarily driven by increased comparable restaurant sales and restaurant capacity. Chili's company-owned restaurant capacity increased 0.4% (as measured by sales weeks) compared to the prior year due to three net restaurant openings during fiscal 2015.
Maggiano’s company sales increased to $401.6 million in fiscal 2015, a 5.9% increase from $379.1 million in fiscal 2014 primarily driven by increases in restaurant capacity and comparable restaurant sales. Maggiano's restaurant capacity increased 8.2% for fiscal 2015 (as measured by sales weeks) compared to the prior year due to three restaurant openings during the fiscal year.
Franchise and other revenues increased to $97.5 million in fiscal 2015 compared to $86.4 million in fiscal 2014 driven by the revenues associated with tabletop devices, royalty revenues related to Chili's new retail food products, and higher royalty income primarily driven by international franchise restaurant openings. Our franchisees generated approximately $1,644 million in sales in fiscal 2015.

Total revenues for fiscal 2014 increased to $2,909.5 million, a 2.1% increase from the $2,849.7 million generated for fiscal 2013 driven by a 2.0% increase in company sales and a 4.0% increase in franchise and other revenues. The increase in company sales was primarily attributable to the acquisition of 11 restaurants in Canada at the end of fiscal 2013, a 0.6% increase in comparable restaurant sales, as well as increases in capacity (see table below).

	Fiscal Year Ended June 25, 2014
	Comparable Sales	Price Increase	Mix Shift	Traffic	Capacity
Brinker International	0.6%	1.2%	1.0%	(1.6)%	1.6%
Chili’s Company-owned	0.6%	1.2%	1.2%	(1.8)%	1.6%
Maggiano’s	0.6%	1.5%	(0.7)%	(0.2)%	1.7%
Chili's Franchise(1)	0.2%
U.S.	(0.3)%
International	1.6%
Chili's Domestic (2)	0.3%
System-wide (3)	0.5%
____________________________________________________________________

(1)
Revenues generated by franchisees are not included in revenues on the consolidated statements of comprehensive income; however, we generate royalty revenue and advertising fees based on franchisee revenues, where applicable. We believe including franchisee comparable restaurant's revenues provides investors information regarding brand performance that is relevant to current operations and may impact future restaurant development.

(2)	Chili's Domestic comparable restaurant sales percentages are derived from sales generated by company-owned and franchise operated Chili's restaurants in the United States.

(3)	System-wide comparable restaurant sales are derived from sales generated by company-owned Chili’s and Maggiano’s restaurants in addition to the sales generated at franchise operated restaurants.

Chili’s company sales increased to $2,443.9 million in fiscal 2014, a 2.1% increase from $2,392.9 million in fiscal 2013. The increase was primarily driven by the acquisition of 11 restaurants in Canada at the end of fiscal 2013, a 0.6% increase in comparable restaurant sales, as well as increases in domestic restaurant capacity. Chili's company-owned restaurant capacity increased 1.6% (as measured by sales weeks) compared to the prior year due to the acquired Canada restaurants and five net restaurant openings during fiscal 2014.
Maggiano’s company sales increased to $379.1 million in fiscal 2014, a 1.4% increase from $373.7 million in fiscal 2013 driven by an increase in restaurant capacity and menu pricing. Maggiano's restaurant capacity increased 1.7% for fiscal 2014 (as measured by sales weeks) compared to the prior year due to two restaurant openings during the fiscal year.
Franchise and other revenues increased to $86.4 million in fiscal 2014 compared to $83.1 million in fiscal 2013 driven primarily by revenues associated with tabletop devices, partially offset by lower royalty income. Royalty income decreased primarily due to the Canada acquisition in June 2013 as these restaurants were franchised and five net domestic franchise restaurant closures during fiscal 2014, partially offset by an increase in international franchise royalty revenues due to 22 net restaurant openings in fiscal 2014. Our franchisees generated approximately $1,617 million in sales in fiscal 2014.

COSTS AND EXPENSES
Cost of sales, as a percent of company sales, decreased 0.2% in fiscal 2015 due to favorable menu pricing and efficiency gains related to new fryer equipment, partially offset by unfavorable menu item mix and unfavorable commodity pricing primarily related to burger meat, which is market based, as well as unfavorable pricing related to fajita beef and salmon. Cost of sales, as a percent of company sales, decreased 0.5% in fiscal 2014 due to increased menu pricing, menu item changes, improved waste control, and efficiency gains in oil usage related to new fryer equipment. Commodity pricing was favorable primarily driven by other items and bread, partially offset by unfavorable pricing primarily related to cheese, seafood and pork.
Restaurant labor, as a percent of company sales, decreased 0.1% in fiscal 2015 primarily driven by leverage related to higher company sales coupled with lower health insurance expenses, partially offset by increased wage rates. Restaurant labor, as a percent of company sales, decreased 0.2% in fiscal 2014 primarily driven by leverage related to higher company sales, decreased employee health insurance expenses resulting from favorable claims experience and decreased employee training costs, partially offset by increased manager salaries primarily due to merit.

Restaurant expenses, as a percent of company sales, were flat in 2015 primarily driven by leverage related to higher company sales and lower workers' compensation insurance expenses, partially offset by equipment charges associated with tabletop devices and higher credit card fees. Restaurant expenses, as a percent of company sales, increased 0.4% in fiscal 2014 primarily driven by higher advertising, workers' compensation insurance expenses, new restaurant development, utilities expense and tabletop equipment charges, partially offset by sales leverage on fixed costs related to higher company sales, lower research and development, and higher equity income.
Depreciation and amortization increased $9.2 million in fiscal 2015 primarily due to investments in the Chili's reimage program, new restaurant openings and new fryer equipment, partially offset by an increase in fully depreciated assets. Depreciation and amortization increased $4.6 million in fiscal 2014 primarily due to investments in the Chili's reimage program, fryers and kitchen equipment, new restaurant openings, as well as the acquisition of 11 restaurants in Canada, partially offset by an increase in fully depreciated assets.
General and administrative expenses increased $1.4 million in fiscal 2015 due to higher performance-based compensation and technology and innovation expenditures made in support of sales driving initiatives, partially offset by lower stock-based compensation and professional fees. General and administrative expenses decreased $2.4 million in fiscal 2014 primarily due to lower performance based compensation, a reduction in payroll primarily due to lower headcount, as well as a reduction in other benefits, partially offset by higher legal fees.
Other gains and charges in fiscal 2015 were $4.8 million. We were a plaintiff in the antitrust litigation against Visa and MasterCard styled as Progressive Casualty Insurance Co., et al. v. Visa, Inc., et al.  A settlement agreement was fully executed by all parties in January 2015 and we recognized a gain of approximately $8.6 million. During the second quarter of fiscal 2015, the class action lawsuit styled as Hohnbaum, et al. v. Brinker Restaurant Corp., et al. ("Hohnbaum case") was finalized resulting in an additional charge of approximately $5.8 million to adjust our previous estimate of the final settlement amount. In February 2015, we funded the settlement in the amount of $44.0 million against our previously established reserve. Additionally, during fiscal 2015 we recorded restaurant impairment charges of $2.3 million related to underperforming restaurants that either continue to operate or are scheduled to close. We also recorded restaurant closure charges of $1.7 million primarily related to lease termination charges and a $1.1 million loss primarily related to the sale of two company owned restaurants located in Mexico. We incurred $1.2 million in severance other benefits related to organizational changes made during the fiscal year. The severance charges include expenses related to the accelerated vesting of stock-based compensation awards. We incurred expenses of approximately $1.1 million during fiscal 2015 related to the acquisition of a franchisee which owns 103 Chili's restaurants subsequent to the end of the year.
Other gains and charges in fiscal 2014 included charges of approximately $39.5 million related to various litigation matters including the Hohnbaum case.  We also recorded restaurant impairment charges of $4.5 million related to underperforming restaurants that either continue to operate or are scheduled to close. Additionally, we recorded $3.4 million of restaurant closure charges consisting primarily of lease termination charges and other costs associated with closed restaurants. We also incurred $2.1 million in severance and other benefits related to organizational changes made during the fiscal year. The severance charges include expenses related to the accelerated vesting of stock-based compensation awards. Furthermore, a $0.6 million gain was recorded primarily related to land sales.
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
Interest expense increased $0.9 million in fiscal 2015 resulting from higher borrowing balances, partially offset by lower interest rates. Interest expense decreased $1.0 million in fiscal 2014 resulting from lower interest rates partially offset by higher borrowing balances.
Other, net in fiscal 2015, 2014, and 2013 includes $1.8 million, $1.9 million and $2.3 million, respectively, of sublease income primarily from franchisees as part of the respective sale agreements, as well as other subtenants.

INCOME TAXES
The effective income tax rate for fiscal 2015 increased to 30.8% compared to 28.8% in the prior year primarily due to the impact of tax benefits related to litigation charges in the prior year.
The effective income tax rate for fiscal 2014 decreased to 28.8% compared to 29.1% in the prior year primarily due to the increased tax benefit resulting from litigation charges of $39.5 million in fiscal 2014 as well as reserve adjustments related to resolved tax positions.

LIQUIDITY AND CAPITAL RESOURCES
Cash Flows
Cash Flow Provided By Operating Activities
During fiscal 2015, net cash flow provided by operating activities was $368.6 million compared to $359.8 million in the prior year. The increase was driven by an increase in current year earnings, partially offset by unfavorable changes in working capital. Cash flow provided by operating activities was negatively impacted by the payment of the Hohnbaum legal settlement net of taxes and the timing of operational payments.
During fiscal 2014, net cash flow provided by operating activities was $359.8 million compared to $290.7 million in the prior year. The increase was driven by an increase in fiscal 2014 earnings excluding non-cash charges primarily related to litigation reserves and favorable changes in working capital.
Cash Flow Used In Investing Activities

	2015	2014	2013
Net cash used in investing activities (in thousands):
Payments for property and equipment	$(140,262)	$(161,066)	$(131,531)
Proceeds from sale of assets	1,950	888	17,157
Payments for purchase of restaurants	0	0	(24,622)
Insurance recoveries	0	0	1,152
	$(138,312)	$(160,178)	$(137,844)
Net cash used in investing activities for fiscal 2015 decreased to $138.3 million compared to $160.2 million in the prior year. Capital expenditures decreased to $140.3 million for fiscal 2015 compared to $161.1 million for fiscal 2014 driven by the wind down and completion of the Chili's reimage program and decreased spending on restaurant equipment in fiscal 2015 compared to the prior year due to the purchase of new fryer equipment in fiscal 2014. The decreases were partially offset by increased new restaurant construction for both Chili's and Maggiano's. We estimate that our capital expenditures during fiscal 2016 will be approximately $110 million to $120 million and will be funded entirely by cash from operations, excluding the impact of the acquisition of a franchisee which owns 103 Chili’s restaurants.
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

Cash Flow Used In Financing Activities

	2015	2014	2013
Net cash used in financing activities (in thousands):
Borrowings on revolving credit facility	$480,750	$120,000	$110,000
Purchases of treasury stock	(306,255)	(239,597)	(333,384)
Payments on long-term debt	(189,177)	(26,521)	(316,380)
Payments on revolving credit facility	(177,000)	(40,000)	(150,000)
Payments of dividends	(70,832)	(63,395)	(56,343)
Proceeds from issuances of treasury stock	16,259	29,295	41,190
Excess tax benefits from stock-based compensation	15,893	18,872	8,778
Payments for deferred financing costs	(2,501)	0	(5,969)
Proceeds from issuance of long-term debt	0	0	549,528
	$(232,863)	$(201,346)	$(152,580)
Net cash used in financing activities for fiscal 2015 increased to $232.9 million compared to $201.3 million in the prior year primarily due to increased payments on long-term debt, spending on share repurchases, a decrease in proceeds from issuances of treasury stock related to stock option exercises and an increase in payments of dividends, partially offset by an increase in net borrowings on the revolving credit facility.
We repurchased approximately 5.4 million shares of our common stock for $306.3 million during fiscal 2015 including shares purchased as part of our share repurchase program and to satisfy team member tax withholding obligations on the vesting of restricted shares. Subsequent to the end of the fiscal year, we repurchased 766,000 shares for approximately $44.0 million as part of our share repurchase program. We also repurchased approximately 74,000 shares for $4.1 million to satisfy team member tax withholding obligations on the vesting of primarily performance shares.
During the first nine months of fiscal 2015, $97 million was drawn from the $250 million revolving credit facility primarily to fund share repurchases, and we paid the required quarterly term loan payments totaling $18.7 million. In March 2015, we terminated the existing credit facility including both the $250 million revolver and the term loan and entered into a new $750 million revolving credit facility. Approximately $345.8 million was drawn from the new revolver and the proceeds were used to pay off the outstanding balances of the term loan and $250 million revolver in the amount of $168.8 million and $177.0 million, respectively. During the fourth quarter of fiscal 2015, an additional $38.0 million was drawn from the new revolver primarily to fund share repurchases. Subsequent to the end of the fiscal year, an additional $135.5 million was borrowed from the $750 million revolving credit facility primarily to fund the acquisition of a franchisee which owns 103 Chili’s restaurants.
The maturity date of the $750 million revolving credit facility is March 12, 2020. The revolving credit facility bears interest of LIBOR plus an applicable margin, which is a function of our credit rating and debt to cash flow ratio, but is subject to a maximum of LIBOR plus 2.00%. Based on our current credit rating, we are paying interest at a rate of LIBOR plus 1.38%. One month LIBOR at June 24, 2015 was approximately 0.19%. As of June 24, 2015, $366.2 million of credit is available under the revolving credit facility. As of June 24, 2015, we were in compliance with all financial debt covenants.
As of June 24, 2015, our credit rating by both Standard and Poor’s (“S&P”) and Fitch Ratings ("Fitch") was BBB- (investment grade) with a stable outlook. Our corporate family rating by Moody’s was Ba1 (non-investment grade) and our senior unsecured rating was Ba2 (non-investment grade) with a stable outlook. Our goal is to retain our investment grade rating from S&P and Fitch and ultimately regain our investment grade rating from Moody’s.
We paid dividends of $70.8 million to common stock shareholders in fiscal 2015 compared to $63.4 million in dividends paid in fiscal 2014. Our Board of Directors approved a 17% increase in the quarterly dividend from $0.24 to $0.28 per share effective with the September 2014 dividend. Additionally, we declared a quarterly dividend late in fiscal 2015 which was paid early in fiscal 2016 on June 25, 2015. Subsequent to the end of the fiscal year, our Board of Directors approved a 14% increase in the quarterly dividend from $0.28 to $0.32 per share effective with the September 2015 dividend which was declared in August 2015. We will continue to target a 40 percent dividend payout ratio to provide additional return to shareholders.
In August 2014, our Board of Directors authorized a $350.0 million increase to our existing share repurchase program resulting in total authorizations of $3,935.0 million. As of June 24, 2015, approximately $361 million was available under our share repurchase authorizations. Subsequent to the end of the fiscal year, our Board of Directors authorized an additional $250 million in share repurchases, bringing the total authorization to $4,185.0 million. Our stock repurchase plan has been and will be used to return capital to shareholders and to minimize the dilutive impact of stock options and other share-based awards.

Repurchased common stock is reflected as a reduction of shareholders’ equity. During fiscal 2015, approximately 765,000 stock options were exercised resulting in cash proceeds of $16.3 million.
Net cash used in financing activities for fiscal 2014 increased to $201.3 million compared to $152.6 million in the prior year primarily due to the net cash inflow related to the debt offering in the prior year, partially offset by decreased spend on share repurchases.
We repurchased approximately 5.1 million shares of our common stock for $239.6 million during fiscal 2014 including shares purchased as part of our share repurchase program and to satisfy team member tax withholding obligations on the vesting of restricted shares.
In May 2013, we issued $550.0 million of notes consisting of two tranches - $250.0 million of 2.60% notes due in May 2018 and $300.0 million of 3.88% notes due in May 2023. We received proceeds totaling approximately $549.5 million prior to debt issuance costs and utilized the proceeds to redeem the 5.75% notes due in June 2014, pay down the revolver and fund share repurchases. The new notes required semi-annual interest payments which began in the second quarter of fiscal 2014.
In fiscal 2014, our credit facility included a $250 million revolver and a $250 million term loan which were scheduled to mature in August 2016. During fiscal 2014, $120.0 million was drawn from the revolver to fund share repurchases. We repaid $40.0 million of the outstanding balance leaving $170 million of credit available under the revolver as of June 25, 2014. During fiscal 2014, we paid our required term loan installments totaling $25.0 million bringing the outstanding balance to $187.5 million.
The term loan and revolving credit facility bore interest at LIBOR plus an applicable margin, a function of our credit rating and debt to cash flow ratio, but subject to a maximum of LIBOR plus 2.50%. Based on our credit rating in fiscal 2014, we were paying interest at a rate of LIBOR plus 1.63%. One month LIBOR at June 25, 2014 was approximately 0.15%. As of June 25, 2014, we were in compliance with all financial debt covenants.
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

Payments due under our contractual obligations for outstanding indebtedness, purchase obligations as defined by the Securities and Exchange Commission (“SEC”), and the expiration of the credit facility as of June 24, 2015 are as follows:

	Payments Due by Period (in thousands)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt(a)	$1,045,915	$18,125	$286,149	$407,000	$334,641
Capital leases	59,936	6,050	11,717	10,055	32,114
Operating leases	483,700	113,511	164,936	90,727	114,526
Purchase obligations(b)	103,011	20,879	33,871	22,611	25,650
	Amount of Revolving Credit Facility Expiration by Period (in thousands)
	Total Commitment	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Revolving credit facility	$750,000	$0	$0	$750,000	$0
____________________________________________________________________

(a)
Long-term debt consists of principal amounts owed on the five-year revolver, 2.60% notes and 3.88% notes, as well as remaining interest payments on the 2.60% and 3.88% notes totaling $112.5 million. Variable-rate interest payments associated with the revolver are excluded.

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

In addition to the amounts shown in the table above, $6.1 million of unrecognized tax benefits have been recorded as liabilities. The timing and amounts of future cash payments related to these liabilities are uncertain.
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
Impairment of Long-Lived Assets
We review the carrying amount of property and equipment semi-annually or when events or circumstances indicate that the carrying amount may not be recoverable. If the carrying amount is not recoverable, we record an impairment charge for the excess of the carrying amount over the fair value. We determine fair value based on discounted projected future operating cash flows of the restaurants over their remaining service life using a risk adjusted discount rate that is commensurate with the risk inherent in our current business model. This process requires the use of estimates and assumptions, which are subject to a high degree of judgment.
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
We determine fair value based on discounted projected future operating cash flows of the reporting units using a risk adjusted discount rate that is commensurate with the risk inherent in our current business model. We make assumptions regarding future profits and cash flows, expected growth rates, terminal values and other factors which could significantly impact the fair value calculations. In the event that these assumptions change in the future, we may be required to record impairment charges related to goodwill. The fair value of our reporting units was substantially in excess of the carrying value as of our fiscal 2015 goodwill impairment test that was performed at the end of the second quarter. No indicators of impairment were identified from the date of our impairment test through the end of fiscal year 2015.
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

Gift Card Revenue
Proceeds from the sale of gift cards are recorded as deferred revenue and recognized as revenue when the gift card is redeemed by the holder. Breakage income represents the value associated with the portion of gift cards sold that will most likely never be redeemed. Based on our historical gift card redemption patterns and considering our gift cards have no expiration dates or dormancy fees, we can reasonably estimate the amount of gift card balances for which redemption is remote and record breakage income based on this estimate. We recognize breakage income within the Franchise and other revenues caption in the consolidated statements of comprehensive income. We update our breakage rate estimate periodically and, if necessary, adjust the deferred revenue balance accordingly. If actual redemption patterns vary from our estimate, actual gift card breakage income may differ from the amounts recorded.
Recent Accounting Pronouncements

In April 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-03, Simplifying the Presentation of Debt Issuance Costs. This update requires that debt issuance costs be presented in the balance sheet as a direct deduction from the associated debt liability. This update is effective for annual and interim periods beginning after December 15, 2015, which will require us to adopt this guidance in the first quarter of fiscal 2017. Early adoption is permitted for financial statements that have not been previously issued. The new guidance will be applied on a retrospective basis. We do not expect the updated guidance to have a material impact on our financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This update provides a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU 2015-14 delaying the effective date for adoption. This update is now effective for annual and interim periods beginning after December 15, 2017, which will require us to adopt these provisions in the first quarter of fiscal 2019. Early application in fiscal 2018 is permitted. This update permits the use of either the retrospective or cumulative effect transition method. We are evaluating the effect this guidance will have on our consolidated financial statements and related disclosures. We have not yet selected a transition method nor have we determined the effect of the standard on our ongoing financial reporting.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to interest rate risk on short-term and long-term financial instruments carrying variable interest rates. The variable rate financial instruments consist of the outstanding borrowings on our revolving credit facility. At June 24, 2015, $383.8 million was outstanding under the revolving credit facility. The impact on our annual results of operations of a one-point interest rate change on the outstanding balance of these variable rate financial instruments as of June 24, 2015 would be approximately $3.8 million.
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

BRINKER INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands, except per share amounts)

	Fiscal Years
	2015	2014	2013
Revenues:
Company sales	$2,904,746	$2,823,069	$2,766,618
Franchise and other revenues	97,532	86,426	83,100
Total revenues	3,002,278	2,909,495	2,849,718
Operating Costs and Expenses:
Company restaurants (excluding depreciation and amortization)
Cost of sales	775,063	758,028	758,377
Restaurant labor	929,206	905,589	892,413
Restaurant expenses	703,334	686,314	658,834
Company restaurant expenses	2,407,603	2,349,931	2,309,624
Depreciation and amortization	145,242	136,081	131,481
General and administrative	133,467	132,094	134,538
Other gains and charges	4,764	49,224	17,300
Total operating costs and expenses	2,691,076	2,667,330	2,592,943
Operating income	311,202	242,165	256,775
Interest expense	29,006	28,091	29,118
Other, net	(2,081)	(2,214)	(2,658)
Income before provision for income taxes	284,277	216,288	230,315
Provision for income taxes	87,583	62,249	66,956
Net income	$196,694	$154,039	$163,359

Basic net income per share	$3.12	$2.33	$2.28

Diluted net income per share	$3.05	$2.26	$2.20

Basic weighted average shares outstanding	63,072	66,251	71,788

Diluted weighted average shares outstanding	64,404	68,152	74,158

Other comprehensive income (loss):
Foreign currency translation adjustment	$(7,690)	$(940)	$0
Other comprehensive loss	(7,690)	(940)	0
Comprehensive income	$189,004	$153,099	$163,359

Dividends per share	$1.12	$0.96	$0.80

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	2015	2014
ASSETS
Current Assets:
Cash and cash equivalents	$55,121	$57,685
Accounts receivable, net	46,588	47,850
Inventories	23,035	23,643
Prepaid expenses and other	62,480	65,506
Deferred income taxes	2,493	16,170
Total current assets	189,717	210,854
Property and Equipment:
Land	147,763	149,184
Buildings and leasehold improvements	1,546,957	1,483,894
Furniture and equipment	618,084	593,344
Construction-in-progress	15,001	32,844
	2,327,805	2,259,266
Less accumulated depreciation and amortization	(1,295,761)	(1,202,812)
Net property and equipment	1,032,044	1,056,454
Other Assets:
Goodwill	132,381	133,434
Deferred income taxes	30,644	30,090
Intangibles, net	16,642	18,841
Other	34,445	40,931
Total other assets	214,112	223,296
Total assets	$1,435,873	$1,490,604
LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current Liabilities:
Current installments of long-term debt	$3,439	$27,884
Accounts payable	92,947	102,931
Gift card liability	114,726	104,378
Accrued payroll	82,915	77,585
Other accrued liabilities	111,197	146,054
Income taxes payable	13,251	7,278
Total current liabilities	418,475	466,110
Long-term debt, less current installments	970,825	832,302
Other liabilities	125,033	129,098
Commitments and Contingencies (Notes 9 and 14)
Shareholders’ (Deficit) Equity:
Common stock—250,000,000 authorized shares; $0.10 par value; 176,246,649 shares issued and 60,585,608 shares outstanding at June 24, 2015 and 176,246,649 shares issued and 64,558,909 shares outstanding at June 25, 2014	17,625	17,625
Additional paid-in capital	490,111	484,320
Accumulated other comprehensive loss	(8,630)	(940)
Retained earnings	2,431,683	2,306,532
	2,930,789	2,807,537
Less treasury stock, at cost (115,661,041 shares at June 24, 2015 and 111,687,740 shares at June 25, 2014)	(3,009,249)	(2,744,443)
Total shareholders’ (deficit) equity	(78,460)	63,094
Total liabilities and shareholders’ (deficit) equity	$1,435,873	$1,490,604

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY
(In thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total
	Shares	Amount
Balances at June 27, 2012	74,342	$17,625	$466,781	$2,112,858	$(2,287,391)	$0	$309,873
Net income and comprehensive income	0	0	0	163,359	0	0	163,359
Dividends ($0.80 per share)	0	0	0	(58,594)	0	0	(58,594)
Stock-based compensation	0	0	16,610	0	0	0	16,610
Purchases of treasury stock	(9,176)	0	(5,565)	0	(327,819)	0	(333,384)
Issuances of common stock	2,278	0	(10,709)	0	51,899	0	41,190
Excess tax benefit from stock-based compensation	0	0	10,303	0	0	0	10,303
Balances at June 26, 2013	67,444	17,625	477,420	2,217,623	(2,563,311)	0	149,357
Net income	0	0	0	154,039	0	0	154,039
Other comprehensive loss	0	0	0	0	0	(940)	(940)
Dividends ($0.96 per share)	0	0	0	(65,130)	0	0	(65,130)
Stock-based compensation	0	0	16,888	0	0	0	16,888
Purchases of treasury stock	(5,079)	0	(6,103)	0	(233,494)	0	(239,597)
Issuances of common stock	2,194	0	(23,067)	0	52,362	0	29,295
Excess tax benefit from stock-based compensation	0	0	19,182	0	0	0	19,182
Balances at June 25, 2014	64,559	17,625	484,320	2,306,532	(2,744,443)	(940)	63,094
Net income	0	0	0	196,694	0	0	196,694
Other comprehensive loss	0	0	0	0	0	(7,690)	(7,690)
Dividends ($1.12 per share)	0	0	0	(71,543)	0	0	(71,543)
Stock-based compensation	0	0	14,989	0	0	0	14,989
Purchases of treasury stock	(5,445)	0	(4,804)	0	(301,451)	0	(306,255)
Issuances of common stock	1,472	0	(20,386)	0	36,645	0	16,259
Excess tax benefit from stock-based compensation	0	0	15,992	0	0	0	15,992
Balances at June 24, 2015	60,586	$17,625	$490,111	$2,431,683	$(3,009,249)	$(8,630)	$(78,460)

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal Years
	2015	2014	2013
Cash Flows from Operating Activities:
Net income	$196,694	$154,039	$163,359
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	145,242	136,081	131,481
Litigation reserves	0	39,500	0
Restructure charges and other impairments	5,636	8,533	11,425
Deferred income taxes	13,140	(23,041)	(4,793)
Net loss (gain) on disposal of assets	4,523	5,161	(6,905)
Stock-based compensation	14,802	16,074	15,909
(Gain) loss on equity investments	(368)	(328)	851
Other	250	707	363
Changes in assets and liabilities:
Accounts receivable	1,932	(5,372)	5,398
Inventories	475	912	908
Prepaid expenses and other	4,368	1,827	82
Intangibles and other assets	(2,140)	(3,397)	(4,115)
Current income taxes	6,284	14,087	749
Accounts payable	1,117	3,756	(9,339)
Accrued liabilities	(22,595)	14,617	(9,381)
Other liabilities	(749)	(3,314)	(5,304)
Net cash provided by operating activities	368,611	359,842	290,688
Cash Flows from Investing Activities:
Payments for property and equipment	(140,262)	(161,066)	(131,531)
Proceeds from sale of assets	1,950	888	17,157
Payments for purchase of restaurants	0	0	(24,622)
Insurance recoveries	0	0	1,152
Net cash used in investing activities	(138,312)	(160,178)	(137,844)
Cash Flows from Financing Activities:
Borrowings on revolving credit facility	480,750	120,000	110,000
Purchases of treasury stock	(306,255)	(239,597)	(333,384)
Payments on long-term debt	(189,177)	(26,521)	(316,380)
Payments on revolving credit facility	(177,000)	(40,000)	(150,000)
Payments of dividends	(70,832)	(63,395)	(56,343)
Proceeds from issuances of treasury stock	16,259	29,295	41,190
Excess tax benefits from stock-based compensation	15,893	18,872	8,778
Payments for deferred financing costs	(2,501)	0	(5,969)
Proceeds from issuance of long-term debt	0	0	549,528
Net cash used in financing activities	(232,863)	(201,346)	(152,580)
Net change in cash and cash equivalents	(2,564)	(1,682)	264
Cash and cash equivalents at beginning of year	57,685	59,367	59,103
Cash and cash equivalents at end of year	$55,121	$57,685	$59,367

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a) Nature of Operations
We are principally engaged in the ownership, operation, development, and franchising of the Chili’s Grill & Bar (“Chili’s”) and Maggiano’s Little Italy (“Maggiano’s”) restaurant brands. At June 24, 2015, we owned, operated, or franchised 1,629 restaurants in the United States and 29 countries and two territories outside of the United States.
(b) Basis of Presentation
Our consolidated financial statements include the accounts of Brinker International, Inc. and our wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.
We have a 52/53 week fiscal year ending on the last Wednesday in June. Fiscal years 2015, 2014, and 2013 which ended on June 24, 2015, June 25, 2014, and June 27, 2013, respectively, each contained 52 weeks.
We discovered an immaterial error related to the classification of certain revenues and expenses in the consolidated statements of comprehensive income in the previously issued financial statements for the year ended June 25, 2014 primarily related to Maggiano’s delivery services.  The amounts had previously been reported net instead of gross. The error did not impact net income as previously reported or any prior amounts reported on the consolidated balance sheets, statements of cash flows or statements of shareholders' (deficit) equity.  We corrected the error by adjusting the previously reported consolidated statements of comprehensive income for the fifty-two week periods ended June 25, 2014 and June 27, 2013, which resulted in a $4.0 million, and a $3.6 million increase in franchise and other revenues and restaurant expenses, respectively.
Revenues are presented in two separate captions on the consolidated statements of comprehensive income to provide more clarity around company-owned restaurant revenue and operating expense trends. Company sales includes revenues generated by the operation of company-owned restaurants including gift card redemptions. Franchise and other revenues includes royalties, development fees, franchise fees, Maggiano's banquet service charge income, certain gift card activity (breakage and discounts), tabletop gaming revenue, retail food royalties and delivery fee income.
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
(h) Inventories
Inventories consist of food, beverages and supplies and are valued at the lower of cost or market, using the first-in, first-out or "FIFO" method.
(i) Property and Equipment
Property and equipment is stated at cost. Buildings and leasehold improvements are depreciated using the straight-line method over the lesser of the life of the lease, including certain renewal options, or the estimated useful lives of the assets, which range from 5 to 20 years. Furniture and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years. Routine repair and maintenance costs are expensed when incurred. Major replacements and improvements are capitalized.
We review the carrying amount of property and equipment semi-annually or when events or circumstances indicate that the carrying amount may not be recoverable. If the carrying amount is not recoverable, we record an impairment charge for the excess of the carrying amount over the fair value. We determine fair value based on discounted projected future operating cash flows of the restaurants over their remaining service life using a risk adjusted discount rate that is commensurate with the risk inherent in our current business model. Impairment charges are included in other gains and charges in the consolidated statements of comprehensive income.
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
(k) Advertising
Advertising production costs are expensed in the period when the advertising first takes place. Other advertising costs are expensed as incurred. Advertising costs, net of advertising contributions from franchisees, were $94.3 million, $92.2 million and $82.8 million million in fiscal 2015, 2014, and 2013, respectively, and are included in restaurant expenses in the consolidated statements of comprehensive income.

(l) Goodwill and Other Intangibles
Goodwill is not subject to amortization, but is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill has been assigned to reporting units for purposes of impairment testing. Our two restaurant brands, Chili’s and Maggiano’s, are both reporting units and operating segments. We have established that the appropriate level to evaluate goodwill is at the operating segment level. The menu items, services offered and food preparation are virtually identical at each restaurant within the reporting unit and our targeted customer is consistent across each brand. We maintain a centralized purchasing department which manages all purchasing and distribution for our restaurants. In addition, contracts for our food supplies are negotiated at a consolidated level in order to secure the best prices and maintain similar quality across all of our brands. Local laws, regulations and other issues may result in slightly different legal and regulatory environments; however, the overall regulatory climate and economic characteristics within and across our operating segments are quite similar. As such, we believe that aggregating components is appropriate for the evaluation of goodwill.
Goodwill impairment tests consist of a comparison of each reporting unit’s fair value with its carrying value. We determine fair value based on a combination of market based values and discounted projected future operating cash flows of the restaurant brands using a risk adjusted discount rate that is commensurate with the risk inherent in our current business model. If the carrying value of a reporting unit exceeds its fair value, goodwill is written down to its implied fair value. We determined that there was no goodwill impairment during our annual test as the fair value of our reporting units was substantially in excess of the carrying value. No indicators of impairment were identified through the end of fiscal year 2015. See Note 5 for additional disclosures related to goodwill.
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
(o) Self-Insurance Program
We are self-insured for certain losses related to health, general liability and workers’ compensation. We maintain stop loss coverage with third party insurers to limit our total exposure. The self-insurance liability represents an estimate of the ultimate cost of claims incurred and unpaid as of the balance sheet date. The estimated liability is not discounted and is established based upon analysis of historical data and actuarial estimates, and is reviewed on a quarterly basis to ensure that the liability is appropriate. If actual trends, including the severity or frequency of claims, differ from our estimates, our financial results could be impacted. Accrued and other liabilities include the estimated incurred but unreported costs to settle unpaid claims.

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
Stock-based compensation expense totaled approximately $15.0 million, $16.9 million and $16.6 million for fiscal 2015, 2014 and 2013, respectively. The total income tax benefit recognized in the consolidated statements of comprehensive income related to stock-based compensation expense was approximately $5.5 million, $6.9 million and $6.6 million during fiscal 2015, 2014 and 2013, respectively.
The weighted average fair values of option grants were $11.72, $14.75 and $12.94 during fiscal 2015, 2014 and 2013, respectively. The fair value of stock options is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2015	2014	2013
Expected volatility	31.0%	47.7%	53.4%
Risk-free interest rate	1.6%	1.6%	0.7%
Expected lives	5 years	5 years	5 years
Dividend yield	2.2%	2.2%	2.4%
Expected volatility and the expected life of stock options are based on historical experience. The risk-free rate is based on the yield of a Treasury Note with a term equal to the expected life of the stock options. The dividend yield is based on the most recent quarterly dividend per share declared and the closing stock price on the declaration date.
(r) Preferred Stock
Our Board of Directors is authorized to provide for the issuance of 1.0 million preferred shares with a par value of $1.00 per share, in one or more series, and to fix the voting rights, liquidation preferences, dividend rates, conversion rights, redemption rights, and terms, including sinking fund provisions, and certain other rights and preferences. As of June 24, 2015, no preferred shares were issued.
(s) Shareholders’ (Deficit) Equity
In August 2014, our Board of Directors authorized a $350.0 million increase to our existing share repurchase program resulting in total authorizations of $3,935.0 million. We repurchased approximately 5.4 million shares of our common stock for $306.3 million during fiscal 2015 including shares purchased as part of our share repurchase program and to satisfy team member tax withholding obligations on the vesting of restricted shares. As of June 24, 2015, approximately $361 million was available under our share repurchase authorizations. Our stock repurchase plan has been and will be used to return capital to shareholders and to minimize the dilutive impact of stock options and other share-based awards. We evaluate potential share repurchases under our plan based on several factors, including our cash position, share price, operational liquidity, proceeds from divestitures, borrowings and planned investment and financing needs. Repurchased common stock is reflected as a reduction of shareholders’ equity. During fiscal 2015, approximately 765,000 stock options were exercised resulting in cash proceeds of $16.3 million.

We paid dividends of $70.8 million to common stock shareholders during fiscal 2015, compared to $63.4 million in the prior year. Additionally, we declared a quarterly dividend of approximately $17.0 million, or $0.28 per share, in May 2015 which was paid on June 25, 2015.
(t) Comprehensive Income
Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Fiscal 2015 and 2014 comprehensive income consists of net income and foreign currency translation adjustments. The foreign currency translation adjustment represents the unrealized impact of translating the financial statements of the Canadian restaurants and the joint venture with CMR from their respective functional currencies to U.S. dollars. This amount is not included in net income and would only be realized upon disposition of the businesses. The accumulated other comprehensive loss is presented on the consolidated balance sheets. We reinvest foreign earnings, therefore, United States deferred income taxes have not been provided on foreign earnings.  Fiscal 2013 comprehensive income consists of net income.
(u) Net Income Per Share
Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. For the calculation of diluted net income per share, the basic weighted average number of shares is increased by the dilutive effect of stock options and restricted share awards, determined using the treasury stock method. We had approximately 119,000 stock options and restricted share awards outstanding at June 24, 2015, 113,000 stock options and restricted share awards outstanding at June 25, 2014, and 193,000 stock options and restricted share awards outstanding at June 27, 2013 that were not included in the dilutive earnings per share calculation because the effect would have been antidilutive.
Basic weighted average shares outstanding is reconciled to diluted weighted average shares outstanding as follows (in thousands):

	2015	2014	2013
Basic weighted average shares outstanding	63,072	66,251	71,788
Dilutive stock options	569	853	955
Dilutive restricted shares	763	1,048	1,415
	1,332	1,901	2,370
Diluted weighted average shares outstanding	64,404	68,152	74,158
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

On June 1, 2013, we completed the acquisition of 11 Chili's restaurants in Alberta, Canada from an existing franchisee for $24.6 million in cash. The results of operations of the Canadian restaurants are included in our consolidated financial statements from the date of acquisition. The assets and liabilities of the Canadian restaurants were recorded at their respective fair values as of the date of acquisition based on a preliminary estimate. During fiscal 2014, we completed the valuation of the assets and liabilities resulting in an adjustment of approximately $8.4 million to goodwill.

The excess of the purchase price over the aggregate fair value of net assets acquired was allocated to goodwill. The majority of the goodwill balance is deductible for tax purposes. The portion of the purchase price attributable to goodwill represents benefits expected as a result of the acquisition, including sales and unit growth opportunities. As a result of the acquisition, we incurred expenses of approximately $0.4 million during fiscal 2013, which are included in other gains and charges in our consolidated statement of comprehensive income. Pro-forma financial information of the combined entities for periods prior to the acquisition is not presented due to the immaterial impact of the financial results of the Canadian restaurants on our consolidated financial statements.

3.	INVESTMENTS AND OTHER DISPOSITIONS
(a) Investments
We have a joint venture agreement with CMR, S.A.B. de C.V. to develop 50 Chili’s restaurants in Mexico. At June 24, 2015, 38 Chili’s restaurants were operating in the joint venture. We account for the Mexico joint venture investment under the equity method of accounting and record our share of the net income or loss of the investee within operating income since their operations are similar to our ongoing operations. These amounts have been included in restaurant expense in our consolidated statements of comprehensive income due to the immaterial nature of the amounts. The investment in the joint venture is included in other assets in our consolidated balance sheets.
In fiscal 2011, we entered into a joint venture investment with BTTO Participacoes Ltda (“BTTO”) to develop Chili's restaurants in Brazil. In April 2012, we purchased BTTO’s interest in the joint venture and began consolidating the entity’s results. In the fourth quarter of fiscal 2013, we fully impaired the property and equipment and recorded a charge in other gains and charges in the consolidated statement of comprehensive income. The restaurant was subsequently closed in July 2013.
(b) Other Dispositions
In April 2013, we sold our remaining ownership interest in Romano’s Macaroni Grill (“Macaroni Grill”) for approximately $8.3 million in cash proceeds. This amount was recorded as a gain in other gains and charges in the consolidated statement of comprehensive income in fiscal 2013.

4.	OTHER GAINS AND CHARGES
Other gains and charges consist of the following (in thousands):

	2015	2014	2013
Litigation	$(2,753)	$39,500	$0
Restaurant impairment charges	2,255	4,502	5,276
Restaurant closure charges	1,736	3,413	3,637
Severance and other benefits	1,182	2,140	2,235
Acquisition costs	1,100	0	0
Loss (gain) on the sale of assets, net	1,093	(608)	(11,228)
Impairment of franchise rights	440	0	0
Impairment of liquor licenses	205	0	170
Loss on extinguishment of debt	0	0	15,768
Other	(494)	277	1,442
	$4,764	$49,224	$17,300
During fiscal 2015, we were a plaintiff in the antitrust litigation against Visa and MasterCard styled as Progressive Casualty Insurance Co., et al. v. Visa, Inc., et al.  A settlement agreement was fully executed by all parties in January 2015 and we recognized a gain of approximately $8.6 million.
During fiscal 2015, the class action lawsuit styled as Hohnbaum, et al. v. Brinker Restaurant Corp., et al. ("Hohnbaum case") was finalized resulting in an additional charge of approximately $5.8 million to adjust our previous estimate of the final settlement amount. See Note 14 for additional disclosures.
We recorded restaurant impairment charges of $2.3 million related to underperforming restaurants that either continue to operate or are scheduled to close. We also recorded restaurant closure charges of $1.7 million primarily related to lease termination charges and a $1.1 million loss primarily related to the sale of two company owned restaurants located in Mexico. Furthermore, we incurred $1.2 million in severance other benefits related to organizational changes made during the fiscal year. The severance charges include expense related to the accelerated vesting of stock-based compensation awards. We also incurred expenses of approximately $1.1 million during fiscal 2015 related to the acquisition of a franchisee which owns 103 Chili's restaurants subsequent to the end of the year. See Note 16 for additional disclosures.
Other gains and charges in fiscal 2014 includes charges of approximately $39.5 million related to various litigation matters including the Hohnbaum case.  See Note 14 for additional disclosures.
During fiscal 2014, we recorded restaurant impairment charges of $4.5 million related to underperforming restaurants that either continue to operate or are scheduled to close. We also recorded $3.4 million of restaurant closure charges consisting primarily of lease termination charges and other costs associated with closed restaurants. Additionally, we incurred $2.1 million in severance and other benefits related to organizational changes made during the fiscal year. The severance charges include expense related to the accelerated vesting of stock-based compensation awards. Furthermore, a $0.6 million gain was recorded primarily related to land sales.
In June 2013, we redeemed the 5.75% notes due May 2014, resulting in a charge of $15.8 million representing the remaining interest payments and unamortized debt issuance costs and discount.
During fiscal 2013, we recorded restaurant impairment charges of $5.3 million primarily related to the impairment of the company-owned restaurant in Brazil which subsequently closed in fiscal 2014. We also recorded $3.6 million of restaurant closure charges, consisting primarily of $2.3 million of lease termination charges and $0.9 million related to the write-down of land associated with a closed facility. Additionally, we incurred $2.2 million in severance and other benefits related to organizational changes. The severance charges include expense related to the accelerated vesting of stock-based compensation awards. In fiscal 2013, we also recognized gains of $11.2 million on the sale of assets, consisting of an $8.3 million gain on the sale of our remaining interest in Macaroni Grill and net gains of $2.9 million related to land sales.
The restaurant, liquor license and reacquired franchise rights impairment charges were measured as the excess of the carrying amount over the fair value. See Note 10 for fair value disclosures related to these impairment charges.

5.	GOODWILL AND INTANGIBLES
The changes in the carrying amount of goodwill for the fiscal years ended June 24, 2015 and June 25, 2014 are as follows (in thousands):

	2015	2014
Balance at beginning of year:
Goodwill	$196,268	$204,937
Accumulated impairment losses(a)	(62,834)	(62,834)
	133,434	142,103
Changes in goodwill:
Adjustments(b)	0	(8,387)
Foreign currency translation adjustment	(1,053)	(282)

Balance at end of year:
Goodwill	195,215	196,268
Accumulated impairment losses	(62,834)	(62,834)
	$132,381	$133,434
____________________________________________________________________

(a)	The impairment losses recorded in prior years are related to restaurant brands that we no longer own.

(b)	The valuation of assets and liabilities related to the acquired Canadian restaurants was finalized during fiscal 2014 resulting in an adjustment of approximately $8.4 million to goodwill.

Intangible assets, net for the fiscal years ended June 24, 2015 and June 25, 2014 are as follows (in thousands):

	2015			2014
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived intangible assets
Reacquired franchise rights (a)	$7,423	$(1,625)	$5,798	$9,107	$(1,121)	$7,986
Other	804	(358)	446	872	(292)	580
	$8,227	$(1,983)	$6,244	$9,979	$(1,413)	$8,566

Indefinite-lived intangible assets
Liquor licenses	$10,398			$10,275
Amortization expense for all definite-lived intangible assets was $0.8 million, $1.0 million and $0.2 million in fiscal 2015, 2014 and 2013, respectively. Amortization expense for definite-lived intangible assets will approximate $0.9 million for the next five fiscal years.
____________________________________________________________________

(a)
The gross carrying amount and accumulated amortization include the impact of foreign currency translation on existing balances of $1.0 million. Additionally, we recorded an impairment charge of $0.4 million in fiscal 2015 to write down the Brinker Canada franchise rights. See Note 10 for additional disclosures.

6.	ACCRUED AND OTHER LIABILITIES
Other accrued liabilities consist of the following (in thousands):

	2015	2014
Sales tax	20,308	19,622
Insurance	22,658	20,652
Property tax	14,224	14,209
Dividends	16,961	15,625
Litigation reserves	0	39,500
Other	37,046	36,446
	$111,197	$146,054
Other liabilities consist of the following (in thousands):

	2015	2014
Straight-line rent	$56,345	$57,462
Insurance	30,988	36,352
Landlord contributions	24,785	23,404
Unrecognized tax benefits	5,144	5,247
Other	7,771	6,633
	$125,033	$129,098

7.	INCOME TAXES
The provision for income taxes consists of the following (in thousands):

	2015	2014	2013
Current income tax expense:
Federal	$59,726	$66,170	$46,852
State	11,862	15,219	11,800
Foreign	3,319	3,550	2,879
Total current income tax expense	74,907	84,939	61,531
Deferred income tax (benefit) expense:
Federal	10,754	(18,715)	7,344
State	2,018	(4,087)	(1,919)
Foreign	(96)	112	0
Total deferred income tax (benefit) expense	12,676	(22,690)	5,425
	$87,583	$62,249	$66,956
A reconciliation between the reported provision for income taxes and the amount computed by applying the statutory Federal income tax rate of 35% to income before provision for income taxes is as follows (in thousands):

	2015	2014	2013
Income tax expense at statutory rate	$99,497	$75,701	$80,610
FICA tax credit	(18,633)	(18,116)	(16,450)
State income taxes, net of Federal benefit	8,646	7,636	6,368
Other	(1,927)	(2,972)	(3,572)
	$87,583	$62,249	$66,956
The income tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities as of June 24, 2015 and June 25, 2014 are as follows (in thousands):

	2015	2014
Deferred income tax assets:
Leasing transactions	$38,858	$40,085
Stock-based compensation	13,105	13,698
Restructure charges and impairments	2,303	16,726
Insurance reserves	18,567	18,550
Employee benefit plans	470	404
Gift cards	18,499	15,497
Other, net	9,804	8,975
Total deferred income tax assets	101,606	113,935
Deferred income tax liabilities:
Prepaid expenses	16,803	16,462
Goodwill and other amortization	27,713	26,551
Depreciation and capitalized interest on property and equipment	19,990	20,982
Other, net	3,963	3,680
Total deferred income tax liabilities	68,469	67,675
Net deferred income tax asset	$33,137	$46,260

A reconciliation of unrecognized tax benefits for the fiscal years ended June 24, 2015 and June 25, 2014 are as follows (in thousands):

	2015	2014
Balance at beginning of year	$7,375	$6,388
Additions based on tax positions related to the current year	760	1,582
Additions based on tax positions related to prior years	18	347
Settlements with tax authorities	(371)	(339)
Expiration of statute of limitations	(1,694)	(603)
Balance at end of year	$6,088	$7,375
The total amount of unrecognized tax benefits that would favorably affect the effective tax rate if resolved in our favor due to the effect of deferred tax benefits was $4.1 million and $4.9 million as of June 24, 2015 and June 25, 2014, respectively. During the next twelve months, we anticipate that it is reasonably possible that the amount of unrecognized tax benefits could be reduced by approximately $0.8 million ($0.6 million of which would affect the effective tax rate due to the effect of deferred tax benefits) either because our tax position will be sustained upon audit or as a result of the expiration of the statute of limitations for specific jurisdictions.
We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. During fiscal 2015, we recognized an expense of approximately $0.2 million in interest. During fiscal 2014 and 2013, we recognized a benefit of approximately $0.3 million and an expense of $0.5 million, respectively, in interest due to the reduction of accrued interest from statute expirations and settlements, net of accrued interest for remaining positions. As of June 24, 2015, we had $2.2 million ($1.5 million net of a $0.7 million Federal deferred tax benefit) of interest and penalties accrued, compared to $2.5 million ($1.7 million net of a $0.8 million Federal deferred tax benefit) at June 25, 2014.

8.	DEBT
Long-term debt consists of the following (in thousands):

	2015	2014
3.88% notes	$299,766	$299,736
2.60% notes	249,899	249,864
Term loan	0	187,500
Revolving credit facility	383,750	80,000
Capital lease obligations (see Note 9)	40,849	43,086
	974,264	860,186
Less current installments	(3,439)	(27,884)
	$970,825	$832,302
During the first nine months of fiscal 2015, $97 million was drawn from the $250 million revolving credit facility primarily to fund share repurchases, and we paid the required quarterly term loan payments totaling $18.7 million. In March 2015, we terminated the existing credit facility including both the $250 million revolver and the term loan and entered into a new $750 million revolving credit facility. Approximately $345.8 million was drawn from the new revolver and the proceeds were used to pay off the outstanding balances of the term loan and $250 million revolver in the amount of $168.8 million and $177.0 million, respectively. During the fourth quarter of fiscal 2015, an additional $38.0 million was drawn from the new revolver primarily to fund share repurchases. Subsequent to the end of the fiscal year, an additional $135.5 million was borrowed from the $750 million revolving credit facility primarily to fund the acquisition of a franchisee which owns 103 Chili's restaurants. See Note 16 for additional disclosures related to the acquisition.
The maturity date of the $750 million revolving credit facility is March 12, 2020. The revolving credit facility bears interest of LIBOR plus an applicable margin, which is a function of our credit rating and debt to cash flow ratio, but is subject to a maximum of LIBOR plus 2.00%. Based on our current credit rating, we are paying interest at a rate of LIBOR plus 1.38%. One month LIBOR at June 24, 2015 was approximately 0.19%. As of June 24, 2015, $366.2 million of credit is available under the revolving credit facility.

In May 2013, we issued $550.0 million of notes consisting of two tranches - $250.0 million of 2.60% notes due in May 2018 and $300.0 million of 3.88% notes due in May 2023. We received proceeds totaling approximately $549.5 million prior to debt issuance costs and utilized the proceeds to redeem the 5.75% notes due in June 2014, pay down the revolver and fund share repurchases. The notes require semi-annual interest payments which began in the second quarter of fiscal 2014.
Our debt agreements contain various financial covenants that, among other things, require the maintenance of certain leverage and fixed charge coverage ratios. We are currently in compliance with all financial covenants.
Excluding capital lease obligations (see Note 9) and interest, our long-term debt maturities for the five years following June 24, 2015 and thereafter are as follows (in thousands):

Fiscal Year	Long-Term Debt
2016	$0
2017	0
2018	249,899
2019	0
2020	383,750
Thereafter	299,766
$933,415

9.	LEASES
(a) Capital Leases
We lease certain buildings under capital leases. The asset value of $39.0 million at June 24, 2015 and June 25, 2014, and the related accumulated amortization of $22.1 million and $20.1 million at June 24, 2015 and June 25, 2014, respectively, are included in property and equipment. Amortization of assets under capital leases is included in depreciation and amortization expense.
(b) Operating Leases
We lease restaurant facilities and office space under operating leases. The majority having terms expiring at various dates through fiscal 2031. The restaurant leases have cumulative renewal clauses of 1 to 30 years at our option and, in some cases, have provisions for contingent rent based upon a percentage of sales in excess of specified levels, as defined in the leases. We include other rent-related costs in rent expense, such as common area maintenance, taxes and amortization of landlord contributions.
Rent expense consists of the following (in thousands):

	2015	2014	2013
Straight-lined minimum rent	$92,917	$90,574	$88,773
Contingent rent	4,774	4,737	3,637
Other	9,998	9,817	9,296
Total rent expense	$107,689	$105,128	$101,706

(c) Commitments
As of June 24, 2015, future minimum lease payments on capital and operating leases were as follows (in thousands):

Fiscal Year	Capital Leases	Operating Leases
2016	$6,050	$113,511
2017	5,953	94,405
2018	5,764	70,531
2019	5,202	50,991
2020	4,853	39,736
Thereafter	32,114	114,526
Total minimum lease payments(a)	59,936	$483,700
Imputed interest (average rate of 7%)	(19,087)
Present value of minimum lease payments	40,849
Less current installments	(3,439)
	$37,410
____________________________________________________________________

(a)
Future minimum lease payments have not been reduced by minimum sublease rentals to be received in the future under non-cancelable subleases. Sublease rentals are approximately $34.9 million and $37.4 million for capital and operating subleases, respectively.

10.	FAIR VALUE DISCLOSURES
(a) Non-Financial Assets Measured on a Non-Recurring Basis

We review the carrying amount of property and equipment and transferable liquor licenses semi-annually or when events or circumstances indicate that the carrying amount may not be recoverable. If the carrying amount is not recoverable, we record an impairment charge for the excess of the carrying amount over the fair value.

We determine the fair value of property and equipment based on discounted projected future operating cash flows of the restaurants over their remaining service life using a risk adjusted discount rate that is commensurate with the risk inherent in our current business model. Based on our semi-annual review, during fiscal 2015, long-lived assets with a carrying value of $2.3 million, primarily related to four underperforming restaurants including one restaurant located in Canada, were determined to have no fair value resulting in an impairment charge of $2.3 million. In fiscal 2014, long-lived assets with a carrying value of $5.8 million, primarily related to nine underperforming restaurants, were written down to their fair value of $1.3 million resulting in an impairment charge of $4.5 million.
We determine the fair value of transferable liquor licenses based on prices in the open market for licenses in the same or similar jurisdictions. Based on our semi-annual review, during fiscal 2015, four transferable liquor licenses with a carrying value of $0.8 million were written down to the fair value of $0.6 million resulting in an impairment charge of $0.2 million. In fiscal 2014, we determined there was no impairment.
We determine the fair value of reacquired franchise rights based on discounted projected future operating cash flows of the restaurants associated with these franchise rights. We review the carrying amount annually or when events or circumstances indicate that the carrying amount may not be recoverable. If the carrying amount is not recoverable, we record an impairment charge for the excess of the carrying amount over the fair value. During fiscal 2015, we performed the annual review of reacquired franchise rights and determined there was no impairment. Subsequent to the annual review, we performed the semi-annual review of long-lived assets and determined that one restaurant located in Canada was fully impaired which indicated that the related reacquired franchise rights had no fair value resulting in an impairment charge of $0.4 million. During fiscal 2014, we completed the valuation of the reacquired franchise rights related to the Canada acquisition and recorded the asset at an estimated fair value of $8.9 million in intangibles on the consolidated balance sheet. In fiscal 2014, we reviewed the reacquired franchise rights during our annual impairment analysis and determined there was no impairment.
All impairment charges related to underperforming restaurants, liquor licenses and reacquired franchise rights were included in other gains and charges in the consolidated statements of comprehensive income for the periods presented.

The following table presents fair values for those assets measured at fair value on a non-recurring basis at June 24, 2015 and June 25, 2014 (in thousands):

	Fair Value Measurements Using
	(Level 1)	(Level 2)	(Level 3)	Total
Long-lived assets held for use:
At June 24, 2015	$0	$0	$0	$0
At June 25, 2014	$0	$0	$1,342	$1,342
Liquor licenses:
At June 24, 2015	$0	$550	$0	$550
At June 25, 2014	$0	$0	$0	$0
Reacquired franchise rights:
At June 24, 2015	$0	$0	$0	$0
At June 25, 2014	$0	$0	$8,860	$8,860
(b) Other Financial Instruments
Our financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The fair values of cash and cash equivalents, accounts receivable and accounts payable approximate their carrying amounts because of the short maturity of these items. The carrying amount of debt outstanding related to the revolving credit facility approximates fair value as the interest rate on this instrument approximates current market rates (Level 2). The fair values of the 2.60% notes and 3.88% notes are based on quoted market prices and are considered Level 2 fair value measurements.
The carrying amounts and fair values of the 2.60% notes and 3.88% notes are as follows (in thousands):

	June 24, 2015		June 25, 2014
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
2.60% Notes	$249,899	$250,583	$249,864	$250,400
3.88% Notes	$299,766	$290,706	$299,736	$290,211

11.	STOCK-BASED COMPENSATION
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

Transactions during fiscal 2015 were as follows (in thousands, except option prices):

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Options outstanding at June 25, 2014	1,701	$24.80
Granted	279	51.24
Exercised	(765)	21.25
Forfeited or canceled	(42)	34.45
Options outstanding at June 24, 2015	1,173	$33.08	4.8	$28,849
Options exercisable at June 24, 2015	624	$24.06	3.4	$20,907
At June 24, 2015, unrecognized compensation expense related to stock options totaled approximately $2.5 million and will be recognized over a weighted average period of 1.8 years. The intrinsic value of options exercised totaled approximately $28.1 million, $25.7 million and $22.4 million during fiscal 2015, 2014 and 2013, respectively. The tax benefit realized on options exercised totaled approximately $9.2 million, $8.9 million and $8.1 million during fiscal 2015, 2014 and 2013, respectively.
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
Transactions during fiscal 2015 were as follows (in thousands, except fair values):

	Number of Restricted Share Awards	Weighted Average Fair Value Per Award
Restricted share awards outstanding at June 25, 2014	1,508	$29.39
Granted	282	50.71
Vested	(567)	20.68
Forfeited	(64)	36.58
Restricted share awards outstanding at June 24, 2015	1,159	$38.44
At June 24, 2015, unrecognized compensation expense related to restricted share awards totaled approximately $13.7 million and will be recognized over a weighted average period of 2.3 years. The fair value of shares that vested during fiscal 2015, 2014, and 2013 totaled approximately $34.2 million, $42.2 million and $22.0 million, respectively.

12.	SAVINGS PLAN
We sponsor a qualified defined contribution retirement plan covering all employees who have attained the age of twenty-one and have completed one year and 1,000 hours of service. Eligible employees are allowed to contribute, subject to IRS limitations on total annual contributions, up to 50% of their base compensation and 100% of their eligible bonuses, as defined in the plan, to various investment funds. We match in cash at a rate of 100% of the first 3% an employee contributes and 50% of the next 2% the employee contributes with immediate vesting. In fiscal 2015, 2014, and 2013, we contributed approximately $8.0 million, $7.4 million, and $7.2 million, respectively.

13.	SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest and income taxes is as follows (in thousands):

	2015	2014	2013
Income taxes, net of refunds	$50,437	$48,379	$60,291
Interest, net of amounts capitalized (a)	26,190	25,476	41,504
____________________________________________________________________
(a) Fiscal 2013 interest includes $15.3 million of interest paid upon retirement of the 5.75% notes in June 2013.
Non-cash investing and financing activities are as follows (in thousands):

	2015	2014	2013
Retirement of fully depreciated assets	$40,775	$64,420	$55,427
Dividends declared but not paid	18,132	17,250	15,263
Accrued capital expenditures	4,109	15,703	9,854

14.	COMMITMENTS AND CONTINGENCIES
In connection with the sale of restaurants to franchisees and brand divestitures, we have, in certain cases, guaranteed lease payments. As of June 24, 2015 and June 25, 2014, we have outstanding lease guarantees or are secondarily liable for $98.9 million and $116.5 million, respectively. This amount represents the maximum potential liability of future payments under the guarantees. These leases have been assigned to the buyers and expire at the end of the respective lease terms, which range from fiscal 2016 through fiscal 2025. In the event of default, the indemnity and default clauses in our assignment agreements govern our ability to pursue and recover damages incurred. No material liabilities have been recorded as of June 25, 2014, as the likelihood of default by the buyers on the assignment agreements was deemed to be less than probable. Our secondary liability position will be reduced by approximately $19.0 million in the first quarter of fiscal 2016 related to the Pepper Dining acquisition. See Note 16 for additional disclosures related to the acquisition.

We provide letters of credit to various insurers to collateralize obligations for outstanding claims. As of June 24, 2015, we had $32.1 million in undrawn standby letters of credit outstanding. All standby letters of credit are renewable annually.

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

In August 2004, certain current and former hourly restaurant team members filed a putative class action lawsuit against us in California Superior Court alleging violations of California labor laws with respect to meal periods and rest breaks, styled as Hohnbaum, et al. v. Brinker Restaurant Corp., et al. On August 6, 2014, the parties reached a preliminary settlement agreement, which remained subject to court approval, to resolve all claims in exchange for a settlement payment not to exceed $56.5 million.  On December 12, 2014, the court granted final approval of the settlement agreement. In February 2015, we funded the settlement in the amount of $44.0 million against our previously established reserve. We do not expect any further payments related to this matter.

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
The following table summarizes the unaudited consolidated quarterly results of operations for fiscal 2015 and 2014 (in thousands, except per share amounts):

	Fiscal Year 2015 Quarters Ended
	Sept. 24	Dec. 24	March 25	June 24
Revenues	$711,018	$742,898	$784,215	$764,147
Income before provision for income taxes	$47,814	$58,744	$96,316	$81,403
Net income	$32,738	$41,306	$65,427	$57,223
Basic net income per share	$0.51	$0.65	$1.04	$0.94
Diluted net income per share	$0.49	$0.64	$1.02	$0.92
Basic weighted average shares outstanding	64,668	63,590	62,891	61,132
Diluted weighted average shares outstanding	66,263	64,963	64,091	62,294

	Fiscal Year 2014 Quarters Ended
	Sept. 25	Dec. 25	March 26	June 25
Revenues	$684,660	$705,662	$759,293	$759,880
Income before provision for income taxes	$42,582	$57,713	$80,815	$35,178
Net income	$29,212	$39,744	$56,263	$28,820
Basic net income per share	$0.44	$0.59	$0.85	$0.44
Diluted net income per share	$0.42	$0.58	$0.82	$0.43
Basic weighted average shares outstanding	66,693	66,811	66,479	65,009
Diluted weighted average shares outstanding	68,802	68,628	68,342	66,824
Net income for fiscal 2015 included a net gain of $2.8 million related to litigation which included antitrust litigation settlement proceeds of $8.6 million, partially offset by a charge of $5.8 million to adjust our previous reserve estimate of final settlement amounts related to various litigation matters. We recorded a charge of $1.1 million in the fourth quarter of fiscal 2015 for acquisition costs incurred prior to completing the acquisition of a franchisee which owns 103 Chili's restaurants. Long-lived asset impairment of $0.7 million and $1.5 million were recorded in the second and fourth quarters, respectively. Additionally, net income included lease termination charges of $0.9 million, $0.5 million and $0.5 million in the first, second and fourth quarters of fiscal 2015 related to restaurants closed in the current year. Severance charges of $0.3 million and $0.9 million were incurred in the second and fourth quarters of fiscal 2015.
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

16. SUBSEQUENT EVENTS
On June 25, 2015, we completed the acquisition of Pepper Dining Holding Corp. ("Pepper Dining"), a franchisee of 103 Chili’s® Grill & Bar restaurants primarily located in the Northeast and Southeast United States. The purchase price of $106.5 million was funded with availability under our existing credit facility. The results of operations of these restaurants will be included in our consolidated financial statements from the date of acquisition beginning in fiscal 2016. The acquired restaurants are expected to generate approximately $2.6 million of average annual revenue per restaurant in fiscal 2016 which will be partially offset by the loss of average annual royalty revenues of approximately $104,000 per restaurant. We are in the process of evaluating the fair value of the assets and liabilities acquired through internal studies and third-party valuations and expect to complete a preliminary purchase price allocation in the first quarter of fiscal 2016.

Subsequent to the end of the fiscal year, an additional $135.5 million was borrowed from the $750 million revolving credit facility primarily to fund the acquisition of Pepper Dining. Subsequent to the end of the fiscal year, we repurchased 766,000 shares for approximately $44.0 million as part of our share repurchase program. We also repurchased approximately 74,000 shares for $4.1 million to satisfy team member tax withholding obligations on the vesting of primarily performance shares.
On August 20, 2015, our Board of Directors declared a quarterly dividend of $0.32 per share effective with the September 2015 dividend. Our Board of Directors also authorized an additional $250 million in share repurchases, bringing the total authorization to $4,185 million.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Brinker International, Inc.:
We have audited the accompanying consolidated balance sheets of Brinker International, Inc. and subsidiaries (the "Company”) as of June 24, 2015 and June 25, 2014, and the related consolidated statements of comprehensive income, shareholders' (deficit) equity and cash flows for each of the years in the three-year period ended June 24, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brinker International, Inc. and subsidiaries as of June 24, 2015 and June 25, 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended June 24, 2015, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Brinker International, Inc.'s internal control over financial reporting as of June 24, 2015, based on criteria established in Internal Control-Integrated Framework-2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 24, 2015 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.
/s/ KPMG LLP
Dallas, TX
August 24, 2015

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Brinker International, Inc.:
We have audited Brinker International, Inc.'s (the "Company”) internal control over financial reporting as of June 24, 2015, based on criteria established in Internal Control-Integrated Framework-2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.
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
In our opinion, Brinker International, Inc. maintained, in all material respects, effective internal control over financial reporting as of June 24, 2015, based on criteria established in Internal Control-Integrated Framework-2013 issued by COSO.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Brinker International, Inc. and subsidiaries as of June 24, 2015 and June 25, 2014, and the related consolidated statements of comprehensive income, shareholders' (deficit) equity, and cash flows for each of the years in the three-year period ended June 24, 2015, and our report dated August 24, 2015 expressed an unqualified opinion on those consolidated financial statements.
/s/ KPMG LLP
Dallas, TX
August 24, 2015

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
We maintain a system of internal control over financial reporting designed to provide reasonable assurance of the reliability of the consolidated financial statements. Our internal audit function monitors and reports on the adequacy of the compliance with the internal control system and appropriate actions are taken to address control deficiencies and other opportunities for improving the system as they are identified. The Audit Committee of the Board of Directors, which is comprised solely of outside directors, provides oversight to the financial reporting process through periodic meetings with our independent registered public accounting firm, internal auditors, and management. Both our independent registered public accounting firm and internal auditors have free access to the Audit Committee. Although no cost-effective internal control system will preclude all errors and irregularities, we believe our internal control over financial reporting as of and for the year ended June 24, 2015 provide reasonable assurance that the consolidated financial statements are reliable.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate internal control over financial reporting. We have assessed the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework-2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, we concluded that our internal control over financial reporting was effective as of June 24, 2015.
Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
The effectiveness of our internal control over financial reporting as of June 24, 2015 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its attestation report which is included herein.
/s/ WYMAN T. ROBERTS
WYMAN T. ROBERTS
Chief Executive Officer, President and President of Chili's Grill & Bar
/s/ THOMAS J. EDWARDS, JR
THOMAS J. EDWARDS, JR
Executive Vice President and Chief Financial Officer