Form 10-K, Exhibit 13
period 2016-06-29
BRINKER INTERNATIONAL INC
filed 2016-08-29
CIK 703351

EXHIBIT 13
BRINKER INTERNATIONAL, INC.
SELECTED FINANCIAL DATA
(In thousands, except per share amounts and number of restaurants)

	Fiscal Years
	2016 (a)	2015	2014	2013	2012
Income Statement Data:
Revenues:
Company sales	$3,166,659	$2,904,746	$2,823,069	$2,766,618	$2,748,462
Franchise and other revenues	90,830	97,532	86,426	83,100	75,678
Total revenues	3,257,489	3,002,278	2,909,495	2,849,718	2,824,140
Operating Costs and Expenses:
Company restaurants (excluding depreciation and amortization)
Cost of sales	840,204	775,063	758,028	758,377	769,729
Restaurant labor	1,036,005	929,206	905,589	892,413	891,910
Restaurant expenses	762,663	703,334	686,314	658,834	653,248
Company restaurant expenses	2,638,872	2,407,603	2,349,931	2,309,624	2,314,887
Depreciation and amortization	156,368	145,242	136,081	131,481	125,054
General and administrative	127,593	133,467	132,094	134,538	143,388
Other gains and charges	17,180	4,764	49,224	17,300	8,974
Total operating costs and expenses	2,940,013	2,691,076	2,667,330	2,592,943	2,592,303
Operating income	317,476	311,202	242,165	256,775	231,837
Interest expense	32,574	29,006	28,091	29,118	26,800
Other, net	(1,485)	(2,081)	(2,214)	(2,658)	(3,772)
Income before provision for income taxes	286,387	284,277	216,288	230,315	208,809
Provision for income taxes	85,642	87,583	62,249	66,956	57,577
Net income	$200,745	$196,694	$154,039	$163,359	$151,232

Basic net income per share	$3.47	$3.12	$2.33	$2.28	$1.93

Diluted net income per share	$3.42	$3.05	$2.26	$2.20	$1.87

Basic weighted average shares outstanding	57,895	63,072	66,251	71,788	78,559

Diluted weighted average shares outstanding	58,684	64,404	68,152	74,158	80,664

Balance Sheet Data:
Working capital	$(255,669)	$(231,251)	$(271,426)	$(191,796)	$(206,892)
Total assets	1,472,716	1,435,873	1,490,604	1,451,758	1,439,408
Long-term obligations	1,253,372	1,095,858	961,400	912,014	727,379
Shareholders’ (deficit) equity	(213,099)	(78,460)	63,094	149,357	309,873
Dividends per share	$1.28	$1.12	$0.96	$0.80	$0.64
Number of Restaurants Open (End of Year):
Company-operated	1,001	888	884	877	865
Franchised/Joint venture	659	741	731	714	716
Total	1,660	1,629	1,615	1,591	1,581

Revenues of franchisees (b)	$1,348,616	$1,644,015	$1,616,747	$1,632,076	$1,609,893
____________________________________________________________________

(a)	Fiscal year 2016 consisted of 53 weeks while all other periods presented consisted of 52 weeks.

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
OVERVIEW
We are principally engaged in the ownership, operation, development, and franchising of the Chili’s Grill & Bar (“Chili’s”) and Maggiano’s Little Italy (“Maggiano’s”) restaurant brands. At June 29, 2016, we owned, operated, or franchised 1,660 restaurants.
We are committed to strategies and initiatives that are centered on long-term sales and profit growth, enhancing the guest experience and team member engagement. These strategies are intended to differentiate our brands from the competition, reduce the costs associated with managing our restaurants and establish a strong presence for our brands in key markets around the world.
Growing sales and traffic continues to be a challenge with increasing competition and heavy discounting in the casual dining industry along with recent economic pressures in certain oil producing states. U.S. economic growth has been steady, but wage growth has been slow. This wage pressure has challenged both casual dining restaurant operators and consumers as discretionary income available for restaurant visits has been limited. In response to these economic factors, we have developed both short and long-term strategies that we believe are appropriate for all operating conditions and will provide a solid foundation for future earnings growth.
We have completed a number of significant initiatives in recent years which we believe will help us drive profitable sales and traffic growth and improve the guest experience in our restaurants. Investments in restaurant reimages, new kitchen equipment and operations software have improved the relevance of our brands and the efficiency of our restaurants. We believe that these initiatives have positively impacted the customer perception of our restaurants in both the dining room and bar areas and provide us with a foundation for continued success.
We have also differentiated the Chili’s brand by leveraging technology initiatives to create a digital guest experience that we believe will help us engage our guests more effectively and drive traffic. All domestic Chili’s restaurants with the exception of airport and college locations are now outfitted with tabletop devices which gives us the largest network of tabletop devices in the country. The Ziosk branded tabletop device is a multi-functional device which provides ordering, guest survey and pay-at-the-table capabilities, as well as loyalty program and entertainment functionality. We also plan to leverage our tabletop devices to enable our partnership with Plenti, a consumer rewards program comprised of a coalition of major national brands. We believe the integration of the My Chili’s Rewards program with Plenti will allow us to drive sales and profits. We are also investing in a new online ordering system that expands our current capabilities and gives our guests greater control of their experience. We plan to launch the Plenti and online ordering platforms in the first half of fiscal 2017. We have also launched Nowait, a new application which allows our hosts to provide more accurate wait times when a guest arrives during peak shifts and to send them a text when their table is ready. Guests can also add themselves to the wait list via the Chili’s mobile app, which we believe will reduce wait times spent in our restaurants. The application also enables our hosts to optimize available seating to increase the efficiency of our restaurants.
We continually evaluate our menu at Chili's to improve quality, freshness and value by introducing new items and improving existing favorites. Our Fresh Mex platform has been successful and includes Fresh Mex bowls, mix and match fajitas, and tableside guacamole. We leveraged this success by launching our Top-Shelf Taco category including pork carnitas, ranchero chicken and prime rib tacos. Our Texas themed Fresh Tex platform features ribs, steaks and burgers, and our traditional burger menu now features craft burgers with fresh potato buns and house made garlic pickles.
We refreshed our value proposition to drive sales and traffic in the fourth quarter with a limited time offer for a baby back rib entrée featuring new rib flavors, fries and a dessert at a $10.99 price point. We are also enhancing our value proposition as we move into the first quarter of fiscal 2017 with our new "3 for Me™" limited time offer for a classic burger, salad and mini molten dessert for just $10.00. We are also promoting happy hour offerings with margaritas and will launch our new line of craft beers featuring regional and national favorites in the second quarter of fiscal 2017. We continually seek opportunities to reinforce value and create interest for the Chili's brand with new and varied offerings to further enhance sales and drive incremental traffic. We are committed to offering a compelling everyday menu that provides items our customers prefer at a solid value.
We expect that improvements at Chili's will have the most significant impact on the business; however, our results will also benefit through additional contributions from Maggiano's and our global business. Maggiano's opened two restaurants this year, one of which is a new prototype with a flexible dining area that may be used for banquets or opened up for general seating. This new prototype allows the brand to enter new markets for which the prior model was not suited, but still accommodate smaller banquets. Maggiano's is committed to delivering high quality food and a dining experience in line with our brand heritage. We will continue to strengthen the brand’s business model with kitchen efficiency and inventory controls that we believe will continue to enhance profitability.
At the beginning of fiscal 2016, we capitalized on an opportunity to further expand our domestic business by acquiring a franchisee which owned 103 Chili’s restaurants primarily located in the Northeast and Southeast United States. We believe this acquisition fits well within our capital allocation strategy and has enabled us to grow our sales and profits in fiscal 2016. Our global Chili's business continues to grow with locations in 31 countries and two U.S. territories. Our international franchisees opened 36 new restaurants this year.

RESULTS OF OPERATIONS FOR FISCAL YEARS 2016, 2015, AND 2014

The following table sets forth selected operating data as a percentage of total revenues (unless otherwise noted) for the periods indicated. All information is derived from the accompanying consolidated statements of comprehensive income:

	Fiscal Years
	2016	2015	2014
Revenues:
Company sales	97.2%	96.8%	97.0%
Franchise and other revenues	2.8%	3.2%	3.0%
Total revenues	100.0%	100.0%	100.0%
Operating Costs and Expenses:
Company restaurants (excluding depreciation and amortization)
Cost of sales (a)	26.5%	26.7%	26.9%
Restaurant labor (a)	32.7%	32.0%	32.1%
Restaurant expenses (a)	24.1%	24.2%	24.2%
Company restaurant expenses (a)	83.3%	82.9%	83.2%
Depreciation and amortization	4.8%	4.8%	4.7%
General and administrative	3.9%	4.4%	4.5%
Other gains and charges	0.5%	0.2%	1.7%
Total operating costs and expenses	90.3%	89.6%	91.7%
Operating income	9.7%	10.4%	8.3%
Interest expense	0.9%	1.0%	1.0%
Other, net	0.0%	(0.1)%	(0.1)%
Income before provision for income taxes	8.8%	9.5%	7.4%
Provision for income taxes	2.6%	2.9%	2.1%
Net income	6.2%	6.6%	5.3%
(a) As a percentage of company sales.
REVENUES
Revenues are presented in two separate captions on the consolidated statements of comprehensive income to provide more clarity around company-owned restaurant revenue and operating expense trends. Company sales includes revenues generated by the operation of company-owned restaurants including gift card redemptions. Franchise and other revenues includes royalties, development fees, franchise fees, Maggiano's banquet service charge income, gift card breakage and discounts, tabletop gaming revenue, Chili's retail food product royalties and delivery fee income.

Total revenues for fiscal 2016 increased to $3,257.5 million, an 8.5% increase from the $3,002.3 million generated for fiscal 2015 driven by a 9.0% increase in company sales, partially offset by a 6.9% decrease in franchise and other revenues. The increase in company sales was driven by an increase in restaurant capacity resulting primarily from the acquisition of Pepper Dining as well as additional revenues attributed to the 53rd operating week, partially offset by negative comparable restaurant sales (see table below). The 53rd week contributed additional revenue of approximately $58.3 million in fiscal 2016.

	Fiscal Year Ended June 29, 2016
	Comparable Sales (a)	Price Increase (a)	Mix Shift (a)	Traffic (a)	Capacity (a)
Company-owned	(2.4)%	1.1%	(0.1)%	(3.4)%	12.3%
Chili’s (b)	(2.6)%	1.0%	0.1%	(3.7)%	12.8%
Maggiano’s	(1.3)%	1.9%	(1.6)%	(1.6)%	3.6%
Chili's Franchise (c)	(0.7)%
U.S.	(1.2)%
International	0.2%
Chili's Domestic (d)	(2.2)%
System-wide (e)	(1.9)%
____________________________________________________________________

(a)	Amounts are calculated based on 52 weeks.

(b)	Chili's company-owned comparable restaurant sales includes 103 Chili's restaurants acquired from a franchisee in the first quarter of fiscal 2016.

(c)
Revenues generated by franchisees are not included in revenues on the consolidated statements of comprehensive income; however, we generate royalty revenue and advertising fees based on franchisee revenues, where applicable. We believe including franchisee comparable restaurant revenues provides investors information regarding brand performance that is relevant to current operations and may impact future restaurant development.

(d)	Chili's Domestic comparable restaurant sales percentages are derived from sales generated by company-owned and franchise operated Chili's restaurants in the United States.

(e)	System-wide comparable restaurant sales are derived from sales generated by company-owned Chili’s and Maggiano’s restaurants in addition to the sales generated at franchise operated restaurants.

Chili’s company sales increased to $2,754.9 million in fiscal 2016, a 10.1% increase from $2,503.1 million in fiscal 2015. The increase was primarily driven by increased restaurant capacity as well as the additional operating week, partially offset by a decline in comparable restaurant sales. Chili's company-owned restaurant capacity increased 12.8% (as measured by sales weeks) compared to the prior year due to the acquisition of 103 Chili's restaurants on June 25, 2015 from a franchisee and to eight net restaurant openings during fiscal 2016. Comparable restaurant sales decreased 2.6% for fiscal 2016.
Maggiano’s company sales increased to $411.8 million in fiscal 2016, a 2.5% increase from $401.6 million in fiscal 2015 primarily driven by increases in restaurant capacity as well as the additional operating week. Maggiano's restaurant capacity increased 3.6% for fiscal 2016 (as measured by sales weeks) compared to the prior year due to two restaurant openings during the fiscal year.
Franchise and other revenues decreased 6.9% to $90.8 million in fiscal 2016 compared to $97.5 million in fiscal 2015 driven by a decrease in royalty revenues resulting from the acquisition of 103 Chili's restaurants from a former franchisee, partially offset by higher revenues associated with tabletop devices and higher franchise and development fees. Our franchisees generated approximately $1,349 million in sales in fiscal 2016.

Total revenues for fiscal 2015 increased to $3,002.3 million, a 3.2% increase from the $2,909.5 million generated for fiscal 2014 driven by a 2.9% increase in company sales attributable to positive comparable restaurant sales and higher capacity (see table below).

	Fiscal Year Ended June 24, 2015
	Comparable Sales	Price Increase (d)	Mix Shift (d)	Traffic (d)	Capacity
Company-owned	1.7%	1.8%	0.0%	(0.1)%	0.8%
Chili’s	1.9%	1.7%	0.2%	0.0%	0.4%
Maggiano’s	0.8%	2.5%	(1.5)%	(0.2)%	8.2%
Chili's Franchise (a)	2.2%
U.S.	2.9%
International	0.4%
Chili's Domestic (b)	2.2%
System-wide (c)	1.9%
____________________________________________________________________

(a)
Revenues generated by franchisees are not included in revenues on the consolidated statements of comprehensive income; however, we generate royalty revenue and advertising fees based on franchisee revenues, where applicable. We believe including franchisee comparable restaurant revenues provides investors information regarding brand performance that is relevant to current operations and may impact future restaurant development.

(b)	Chili's Domestic comparable restaurant sales percentages are derived from sales generated by company-owned and franchise operated Chili's restaurants in the United States.

(c)	System-wide comparable restaurant sales are derived from sales generated by company-owned Chili’s and Maggiano’s restaurants in addition to the sales generated at franchise operated restaurants.

(d)	Reclassifications have been made between pricing impact, mix-shift and traffic to conform with current year classification.

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
COSTS AND EXPENSES
Cost of sales, as a percent of company sales, decreased 0.2% in fiscal 2016 due to increased menu pricing and favorable commodity pricing related to burger meat, seafood and cheese, partially offset by unfavorable menu item mix and commodity pricing primarily related to steak and poultry. Cost of sales, as a percent of company sales, decreased 0.2% in fiscal 2015 due to favorable menu pricing and efficiency gains related to new fryer equipment, partially offset by unfavorable menu item mix and unfavorable commodity pricing primarily related to burger meat, which is market based, as well as unfavorable pricing related to fajita beef and salmon.
Restaurant labor, as a percent of company sales, increased 0.7% in fiscal 2016 primarily driven by higher wage rates, partially offset by lower incentive bonus. Restaurant labor, as a percent of company sales, decreased 0.1% in fiscal 2015 primarily driven by leverage related to higher company sales coupled with lower health insurance expenses, partially offset by increased wage rates.
Restaurant expenses, as a percent of company sales, decreased 0.1% in fiscal 2016 primarily driven by leverage related to the additional operating week, decreased advertising and workers' compensation insurance expenses, partially offset by higher repairs and maintenance and rent expenses. Restaurant expenses, as a percent of company sales, were flat in 2015 primarily driven by leverage related to higher company sales and lower workers' compensation insurance expenses, partially offset by equipment charges associated with tabletop devices and higher credit card fees.

Depreciation and amortization increased $11.1 million in fiscal 2016 primarily due to depreciation on acquired restaurants, asset replacements, new restaurant openings and investments in the Chili's reimage program, partially offset by an increase in fully depreciated assets. Depreciation and amortization increased $9.2 million in fiscal 2015 primarily due to investments in the Chili's reimage program, new restaurant openings and new fryer equipment, partially offset by an increase in fully depreciated assets.
General and administrative expenses decreased $5.9 million in fiscal 2016 due to lower performance-based compensation, partially offset by the termination of accounting and information technology support fees resulting from the acquisition of 103 Chili's restaurants. General and administrative expenses increased $1.4 million in fiscal 2015 due to higher performance-based compensation and technology and innovation expenditures made in support of sales driving initiatives, partially offset by lower stock-based compensation and professional fees.
Other gains and charges were $17.2 million in fiscal 2016. We recorded impairment charges of $10.7 million primarily related to seven underperforming restaurants that either continue to operate or are scheduled to close and $1.0 million related to a cost method investment. Restaurant closure charges of $3.8 million primarily consists of additional lease and other costs associated with closed restaurants. We also incurred $3.3 million in severance and other benefits related to organizational changes. We were a plantiff in a class action lawsuit against US Foods styled as In re U.S. Foodservice, Inc. Pricing Litigation. A settlement agreement was fully executed by all parties in September 2015, and we received approximately $2.0 million during the second quarter of fiscal 2016 in settlement of this litigation. We also received net proceeds of $1.2 million from British Petroleum in the fourth quarter of fiscal 2016 related to the 2010 Gulf of Mexico oil spill judgment. Additionally, we recorded a $2.9 million gain on the sale of several properties and $0.7 million of transaction costs related to the acquisition of Pepper Dining. Other charges primarily include $1.4 million of expenses to reserve for royalties, rents and other outstanding amounts related to a bankrupt franchisee and $1.2 million of professional service fees associated with organizational changes.
Other gains and charges in fiscal 2015 were $4.8 million. We were a plaintiff in the antitrust litigation against Visa and MasterCard styled as Progressive Casualty Insurance Co., et al. v. Visa, Inc., et al.  A settlement agreement was fully executed by all parties in January 2015 and we recognized a gain of approximately $8.6 million. During the second quarter of fiscal 2015, the class action lawsuit styled as Hohnbaum, et al. v. Brinker Restaurant Corp., et al. ("Hohnbaum case") was finalized resulting in an additional charge of approximately $5.8 million to adjust our previous estimate of the final settlement amount. In February 2015, we funded the settlement in the amount of $44.0 million against our previously established reserve. Additionally, during fiscal 2015 we recorded restaurant impairment charges of $2.3 million related to underperforming restaurants that either continue to operate or are scheduled to close in fiscal 2017. We also recorded restaurant closure charges of $1.7 million primarily related to lease termination charges and a $1.1 million loss primarily related to the sale of two company-owned restaurants located in Mexico. We incurred $1.2 million in severance and other benefits related to organizational changes made during the fiscal year. The severance charges include expenses related to the accelerated vesting of stock-based compensation awards. We incurred expenses of approximately $1.1 million during fiscal 2015 related to the acquisition of a franchisee which owns 103 Chili's restaurants subsequent to the end of the year.
Other gains and charges in fiscal 2014 included charges of approximately $39.5 million related to various litigation matters including the Hohnbaum case.  We also recorded restaurant impairment charges of $4.5 million related to underperforming restaurants that either continue to operate or are scheduled to close in fiscal 2017. Additionally, we recorded $3.4 million of restaurant closure charges consisting primarily of lease termination charges and other costs associated with closed restaurants. We also incurred $2.1 million in severance and other benefits related to organizational changes made during the fiscal year. The severance charges include expenses related to the accelerated vesting of stock-based compensation awards. Furthermore, a $0.6 million gain was recorded primarily related to land sales.
Interest expense increased $3.6 million in fiscal 2016 resulting from higher borrowing balances, partially offset by lower interest rates. Interest expense increased $0.9 million in fiscal 2015 resulting from higher borrowing balances, partially offset by lower interest rates.
Other, net in fiscal 2016, 2015, and 2014 includes $1.2 million, $1.8 million and $1.9 million, respectively, of sublease income primarily from franchisees as part of the respective sale agreements, as well as other subtenants.
INCOME TAXES
The effective income tax rate for fiscal 2016 decreased to 29.9% compared to 30.8% in the prior year due to the impact of tax benefits primarily related to permanent items in the current year such as the FICA tax credit and state income taxes, net of Federal benefit. The decrease in the current year effective income tax rate is also attributable to the benefits associated with the release of the valuation allowance for state tax net operating losses and the resolution of certain tax positions.

The effective income tax rate for fiscal 2015 increased to 30.8% compared to 28.8% in the prior year primarily due to the impact of tax benefits related to litigation charges in the prior year.
LIQUIDITY AND CAPITAL RESOURCES
Cash Flows
Cash Flow Provided By Operating Activities
During fiscal 2016, net cash flow provided by operating activities was $394.7 million compared to $368.6 million in the prior year. Fiscal 2015 cash flow from operations was negatively impacted by the payment of the legal settlement in the Hohnbaum case. Fiscal 2016 cash from operations was negatively impacted by the settlement of liabilities assumed as part of the acquisition of Pepper Dining. Excluding the impact of these two items, cash flow from operations was relatively consistent year over year.
During fiscal 2015, net cash flow provided by operating activities was $368.6 million compared to $359.8 million in the prior year. The increase was driven by an increase in current year earnings, partially offset by unfavorable changes in working capital. Cash flow provided by operating activities in fiscal 2015 was negatively impacted by the payment of the legal settlement in the Hohnbaum case and the timing of operational payments.
Cash Flow Used In Investing Activities

	2016	2015	2014
Net cash used in investing activities (in thousands):
Payments for property and equipment	$(112,788)	$(140,262)	$(161,066)
Payments for purchase of restaurants	(105,577)	0	0
Proceeds from sale of assets	4,256	1,950	888
	$(214,109)	$(138,312)	$(160,178)
Net cash used in investing activities for fiscal 2016 increased to $214.1 million compared to $138.3 million in the prior year primarily due to the acquisition of Pepper Dining for $105.6 million. Capital expenditures decreased to $112.8 million for fiscal 2016 compared to $140.3 million for fiscal 2015 primarily due to decreased spending on the Chili's reimage program in fiscal 2016 compared to the prior year, partially offset by increased normal asset replacement and new restaurant construction for Chili's. The reimage program was substantially completed in fiscal 2015; however, we began reimaging the restaurants acquired from Pepper Dining in fiscal 2016.
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
Cash Flow Used In Financing Activities

	2016	2015	2014
Net cash used in financing activities (in thousands):
Purchases of treasury stock	$(284,905)	$(306,255)	$(239,597)
Borrowings on revolving credit facility	256,500	480,750	120,000
Payments on revolving credit facility	(110,000)	(177,000)	(40,000)
Payments of dividends	(74,066)	(70,832)	(63,395)
Proceeds from issuances of treasury stock	6,147	16,259	29,295
Excess tax benefits from stock-based compensation	5,460	15,893	18,872
Payments on long-term debt	(3,402)	(189,177)	(26,521)
Payments for deferred financing costs	0	(2,501)	0
	$(204,266)	$(232,863)	$(201,346)
Net cash used in financing activities for fiscal 2016 decreased to $204.3 million compared to $232.9 million in the prior year primarily due to an increase in net borrowing activity and a decrease in spending on share repurchases, partially offset by decreases in proceeds from issuance of treasury stock and excess tax benefits from stock-based compensation.

We repurchased approximately 5.8 million shares of our common stock for $284.9 million during fiscal 2016 including shares purchased as part of our share repurchase program and shares repurchased to satisfy team member tax withholding obligations on the vesting of restricted shares. Subsequent to the end of the fiscal year, we repurchased 699,000 shares for approximately $33.7 million as part of our share repurchase program. We also repurchased approximately 51,000 shares for $2.8 million to satisfy team member tax withholding obligations on the vesting of primarily restricted stock units.
During fiscal 2016, $256.5 million was drawn from the $750 million revolving credit facility primarily to fund the acquisition of Pepper Dining and for share repurchases. We repaid a total of $110.0 million during fiscal 2016. Subsequent to the end of the fiscal year, an additional $70.0 million was borrowed from the $750 million revolving credit facility primarily to fund share repurchases. We also made a $20.0 million payment on the revolving credit facility.
The maturity date of the $750 million revolving credit facility is March 12, 2020. The revolving credit facility bears interest of LIBOR plus an applicable margin, which is a function of our credit rating and debt to cash flow ratio, but is subject to a maximum of LIBOR plus 2.00%. Based on our current credit rating, we are paying interest at a rate of LIBOR plus 1.18% for a total of 1.64%. One month LIBOR at June 29, 2016 was approximately 0.46%. As of June 29, 2016, $219.8 million of credit is available under the revolving credit facility. As of June 29, 2016, we were in compliance with all financial debt covenants.
As of June 29, 2016, our credit rating by both Standard and Poor’s (“S&P”) and Fitch Ratings ("Fitch") was BBB- (investment grade) with a stable outlook. Our credit rating by Moody’s was Baa3 (investment grade) with a stable outlook.
We paid dividends of $74.1 million to common stock shareholders in fiscal 2016 compared to $70.8 million in dividends paid in fiscal 2015. Our Board of Directors approved a 14.3% increase in the quarterly dividend from $0.28 to $0.32 per share effective with the September 2015 dividend. Additionally, we declared a quarterly dividend late in fiscal 2016 which was paid early in fiscal 2017 on June 30, 2016. Subsequent to the end of the fiscal year, our Board of Directors approved a 6.3% increase in the quarterly dividend from $0.32 to $0.34 per share effective with the September 2016 dividend which was declared in August 2016. We will continue to target a 40 percent dividend payout ratio to provide additional return to shareholders.
In August 2015, our Board of Directors authorized a $250.0 million increase to our existing share repurchase program resulting in total authorizations of $4,185.0 million. As of June 29, 2016, approximately $333 million was available under our share repurchase authorizations. Our stock repurchase plan has been and will be used to return capital to shareholders and to minimize the dilutive impact of stock options and other share-based awards. Repurchased common stock is reflected as a reduction of shareholders’ equity. During fiscal 2016, approximately 234,000 stock options were exercised resulting in cash proceeds of $6.1 million.
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
During the first nine months of fiscal 2015, $97 million was drawn from the $250 million revolving credit facility primarily to fund share repurchases, and we paid the required quarterly term loan payments totaling $18.7 million. In March 2015, we terminated the existing credit facility including both the $250 million revolver and the term loan and entered into a new $750 million revolving credit facility maturing in March 2020. Approximately $345.8 million was drawn from the new revolver and the proceeds were used to pay off the outstanding balances of the term loan and $250 million revolver in the amount of $168.8 million and $177.0 million, respectively. During the fourth quarter of fiscal 2015, an additional $38.0 million was drawn from the new revolver primarily to fund share repurchases. See above for further discussion on the terms of the revolver. Based on our credit rating, we paid interest at a rate of LIBOR plus 1.18% for a total of 1.38%. One month LIBOR at June 24, 2015 was approximately 0.19%. As of June 24, 2015, $366.2 million of credit was available under the revolving credit facility and we were in compliance with all financial debt covenants.
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
We plan to increase leverage in the range of $250 to $300 million in the near term subject to market conditions and use the proceeds to return capital to shareholders in the form of share repurchases. On August 10, 2016, our Board of Directors authorized an additional $150 million in share repurchases, bringing the total authorization to $4.3 billion. As of August 29, 2016, approximately $449.3 million was available under our share repurchase authorizations. On August 11, 2016, Fitch subsequently downgraded Brinker to BB+ (non-investment grade) with a stable outlook. In addition, S&P placed us on negative credit watch and Moody’s placed us on review for downgrade based on our plan to increase leverage. On August 26, 2016, Moody’s released a credit opinion rating at Baa3 with a possible downgrade and ratings under review outlook. Our goal is to maintain strong free cash flow to support leverage that we believe is appropriate to allow ongoing investment in the business and return of capital to shareholders.
Payments due under our contractual obligations for outstanding indebtedness, purchase obligations as defined by the Securities and Exchange Commission (“SEC”), and the expiration of the credit facility as of June 29, 2016 are as follows:

	Payments Due by Period (in thousands)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt (a)	$1,079,980	$0	$249,934	$530,250	$299,796
Interest (b)	127,347	26,821	47,142	30,134	23,250
Capital leases	53,893	5,954	10,971	8,991	27,977
Operating leases	638,743	123,312	211,694	147,174	156,563
Purchase obligations (c)	137,761	30,055	52,185	41,029	14,492
	Amount of Revolving Credit Facility Expiration by Period (in thousands)
	Total Commitment	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Revolving credit facility	$750,000	$0	$0	$750,000	$0
____________________________________________________________________

(a)	Long-term debt consists of principal amounts owed on the five-year revolver, 2.60% notes and 3.88% notes.

(b)
Interest consists of remaining interest payments on the 2.60% and 3.88% notes totaling $94.4 million and remaining interest payments on the revolver totaling $32.9 million. The interest rates on the notes are fixed whereas the interest rate on the revolver is variable. We have assumed that the revolver balance remains outstanding at $530.3 million until the maturity date of March 12, 2020 using the interest rate as of June 29, 2016 which was approximately 1.64%.

(c)
A “purchase obligation” is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase obligations primarily consist of long-term obligations for the purchase of fountain beverages and professional services contracts and exclude agreements that are cancellable without significant penalty.

In addition to the amounts shown in the table above, $5.8 million of unrecognized tax benefits have been recorded as liabilities. The timing and amounts of future cash payments related to these liabilities are uncertain.

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
Stock-Based Compensation
We measure and recognize compensation cost at fair value for all share-based payments. We determine the fair value of our performance shares that contain a market condition using a Monte Carlo simulation model. The Monte Carlo method is a statistical modeling technique that requires highly judgmental assumptions regarding our future operating performance compared to our plan designated peer group in the future. The simulation is based on a probability model and market-based inputs that are used to predict future stock returns. We use the historical operating performance and correlation of stock performance to the S&P 500 composite index of us and our peer group as inputs to the simulation model. These historical returns could differ significantly in the future and as a result, the fair value assigned to the performance shares could vary significantly to the final payout. We believe the Monte Carlo simulation model provides the best evidence of fair value at the grant date and is an appropriate technique for valuing share-based awards. We determine the fair value of our stock option awards using the Black-Scholes option valuation model. The Black-Scholes model requires judgmental assumptions including expected life and stock price volatility. We base our expected life assumptions on historical experience regarding option life. Stock price volatility is calculated based on historical prices and the expected life of the options. We recognize compensation expense for only the portion of share-based awards that are expected to vest. Therefore, we apply estimated forfeiture rates that are derived from our historical forfeitures of similar awards.
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
We have recorded deferred tax assets of $2.7 million reflecting the benefit of state loss carryforwards, which expire in varying amounts. Realization is dependent on generating sufficient taxable income in the relevant jurisdiction prior to expiration of the state loss carryforwards. Although realization is not assured, management believes it is more likely than not that the recognized deferred tax assets will be realized. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.
Certain federal and state net operating losses as well as the utilization of the federal credit carryover are limited by Section 382 of the Internal Revenue Code.
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
Impairment of Long-Lived Assets
We review the carrying amount of property and equipment semi-annually or when events or circumstances indicate that the carrying amount may not be recoverable. If the carrying amount is not recoverable, we record an impairment charge for the excess of the carrying amount over the fair value. We determine fair value based on discounted projected future operating cash flows of the restaurants over their remaining service life using a risk adjusted discount rate that is commensurate with the inherent risk. This process requires the use of estimates and assumptions, which are subject to a high degree of judgment.

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
We determine fair value based on discounted projected future operating cash flows of the reporting units using a risk adjusted discount rate that is commensurate with the risk inherent in our current business model. We make assumptions regarding future profits and cash flows, expected growth rates, terminal values and other factors which could significantly impact the fair value calculations. In the event that these assumptions change in the future, we may be required to record impairment charges related to goodwill. The fair value of our reporting units was substantially in excess of the carrying value as of our fiscal 2016 goodwill impairment tests that were performed at the end of the second quarter. No indicators of impairment were identified from the date of our impairment test through the end of fiscal year 2016.
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
Gift Card Revenue
Proceeds from the sale of gift cards are recorded as deferred revenue and recognized as revenue when the gift card is redeemed by the holder. Breakage income represents the value associated with the portion of gift cards sold that will most likely never be redeemed. Based on our historical gift card redemption patterns and considering our gift cards have no expiration dates or dormancy fees, we can reasonably estimate the amount of gift card balances for which redemption is remote and record breakage income based on this estimate. We recognize breakage income within the Franchise and other revenues caption in the consolidated statements of comprehensive income. We update our breakage rate estimate periodically and, if necessary, adjust the deferred revenue balance accordingly. If actual redemption patterns vary from our estimate, actual gift card breakage income may differ from the amounts recorded. Changing our breakage-rate assumption on unredeemed gift cards by 25 basis points would result in an impact to our consolidated statement of comprehensive income of approximately $6.2 million.
Recent Accounting Pronouncements

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting (Topic 718). This update was issued as part of the FASB’s simplification initiative and affects all entities that issue share-based payment awards to their employees. The amendments in this update cover such areas as the recognition of excess tax benefits and deficiencies, the classification of those excess tax benefits on the statement of cash flows, an accounting policy election for forfeitures, the amount an employer can withhold to cover income taxes and still qualify for equity classification and the classification of those taxes paid on the statement of cash flows. This update is effective for annual and interim periods for fiscal years beginning after December 15, 2016, which will require us to adopt these provisions in the first quarter of fiscal 2018. Early adoption is permitted for financial statements that have not been previously issued. This update will be applied either prospectively, retrospectively or using a cumulative effect transition method, depending on the area covered in this update. We have not yet determined the effect of this update on our ongoing financial reporting.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This update requires a lessee to recognize on the balance sheet a liability to make lease payments and a corresponding right-of-use asset. The update also requires additional disclosures about the amount, timing, and uncertainty of cash flows arising from leases. This update is effective for annual and interim periods for fiscal years beginning after December 15, 2018, which will require us to adopt these provisions in the first quarter of fiscal 2020. Early adoption is permitted for financial statements that have not been previously issued. This update will be applied on a modified retrospective basis. We have not yet determined the effect of this update on our ongoing financial reporting.

In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs. This update requires that debt issuance costs be presented in the balance sheet as a direct deduction from the associated debt liability. This update is effective for annual and interim periods for fiscal years beginning after December 15, 2015, which will require us to adopt these provisions in the first quarter of fiscal 2017. Early adoption is permitted for financial statements that have not been previously issued. This update will be applied on a retrospective basis. The adoption of this update will not have a material impact on our consolidated financial statements. Our current balance of debt issuance costs was approximately $3.3 million at the end of fiscal 2016.

In April 2015, the FASB issued ASU 2015-05, Customer's Accounting for Fees Paid in a Cloud Computing Arrangement. This update provides guidance to customers about whether a cloud computing arrangement includes a software license and the related accounting treatment. This update is effective for annual and interim periods for fiscal years beginning after December 15, 2015, which will require us to adopt these provisions in the first quarter of fiscal 2017.  Early adoption is permitted for financial statements that have not been previously issued. This update may be applied prospectively for all arrangements entered into or materially modified after the effective date or on a retrospective basis. We do not expect the adoption of this update to have a material impact on our consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The FASB has subsequently amended this update by issuing additional ASU's that provide clarification and further guidance around areas identified as potential implementation issues. These updates provide a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. These updates also require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU 2015-14 delaying the effective date of adoption. These updates are now effective for annual and interim periods for fiscal years beginning after December 15, 2017, which will require us to adopt these provisions in the first quarter of fiscal 2019. Early application in fiscal 2018 is permitted. These updates permit the use of either the retrospective or cumulative effect transition method. We do not believe the standard will impact our recognition of revenue from company-owned restaurants or our recognition of royalty fees from franchisees. We are continuing to evaluate the impact the adoption of this standard will have on the recognition of other less significant revenue transactions.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to interest rate risk on short-term and long-term financial instruments carrying variable interest rates. The variable rate financial instruments consist of the outstanding borrowings on our revolving credit facility. At June 29, 2016, $530.3 million was outstanding under the revolving credit facility. The impact on our annual results of operations of a one-point interest rate change on the outstanding balance of these variable rate financial instruments as of June 29, 2016 would be approximately $5.3 million.
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

BRINKER INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands, except per share amounts)

	Fiscal Years
	2016	2015	2014
Revenues:
Company sales	$3,166,659	$2,904,746	$2,823,069
Franchise and other revenues	90,830	97,532	86,426
Total revenues	3,257,489	3,002,278	2,909,495
Operating Costs and Expenses:
Company restaurants (excluding depreciation and amortization)
Cost of sales	840,204	775,063	758,028
Restaurant labor	1,036,005	929,206	905,589
Restaurant expenses	762,663	703,334	686,314
Company restaurant expenses	2,638,872	2,407,603	2,349,931
Depreciation and amortization	156,368	145,242	136,081
General and administrative	127,593	133,467	132,094
Other gains and charges	17,180	4,764	49,224
Total operating costs and expenses	2,940,013	2,691,076	2,667,330
Operating income	317,476	311,202	242,165
Interest expense	32,574	29,006	28,091
Other, net	(1,485)	(2,081)	(2,214)
Income before provision for income taxes	286,387	284,277	216,288
Provision for income taxes	85,642	87,583	62,249
Net income	$200,745	$196,694	$154,039

Basic net income per share	$3.47	$3.12	$2.33

Diluted net income per share	$3.42	$3.05	$2.26

Basic weighted average shares outstanding	57,895	63,072	66,251

Diluted weighted average shares outstanding	58,684	64,404	68,152

Other comprehensive loss:
Foreign currency translation adjustment	$(2,964)	$(7,690)	$(940)
Other comprehensive loss	(2,964)	(7,690)	(940)
Comprehensive income	$197,781	$189,004	$153,099

Dividends per share	$1.28	$1.12	$0.96

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	June 29, 2016	June 24, 2015
ASSETS
Current Assets:
Cash and cash equivalents	$31,446	$55,121
Accounts receivable, net	43,944	46,588
Inventories	25,104	23,035
Restaurant supplies	45,455	43,968
Prepaid expenses	30,825	18,512
Total current assets	176,774	187,224
Property and Equipment:
Land	147,626	147,763
Buildings and leasehold improvements	1,626,924	1,546,957
Furniture and equipment	663,472	618,084
Construction-in-progress	23,965	15,001
	2,461,987	2,327,805
Less accumulated depreciation and amortization	(1,418,835)	(1,295,761)
Net property and equipment	1,043,152	1,032,044
Other Assets:
Goodwill	164,007	132,381
Deferred income taxes, net	27,003	33,137
Intangibles, net	30,225	16,642
Other	31,555	34,445
Total other assets	252,790	216,605
Total assets	$1,472,716	$1,435,873
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities:
Current installments of long-term debt	$3,563	$3,439
Accounts payable	95,414	92,947
Gift card liability	122,329	114,726
Accrued payroll	70,999	82,915
Other accrued liabilities	121,324	111,197
Income taxes payable	18,814	13,251
Total current liabilities	432,443	418,475
Long-term debt, less current installments	1,113,949	970,825
Other liabilities	139,423	125,033
Commitments and Contingencies (Notes 9 and 14)
Shareholders’ Deficit:
Common stock—250,000,000 authorized shares; $0.10 par value; 176,246,649 shares issued and 55,420,656 shares outstanding at June 29, 2016 and 176,246,649 shares issued and 60,585,608 shares outstanding at June 24, 2015	17,625	17,625
Additional paid-in capital	495,110	490,111
Accumulated other comprehensive loss	(11,594)	(8,630)
Retained earnings	2,558,193	2,431,683
	3,059,334	2,930,789
Less treasury stock, at cost (120,825,993 shares at June 29, 2016 and 115,661,041 shares at June 24, 2015)	(3,272,433)	(3,009,249)
Total shareholders’ deficit	(213,099)	(78,460)
Total liabilities and shareholders’ deficit	$1,472,716	$1,435,873

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY
(In thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total
	Shares	Amount
Balances at June 26, 2013	67,444	$17,625	$477,420	$2,217,623	$(2,563,311)	$0	$149,357
Net income	0	0	0	154,039	0	0	154,039
Other comprehensive loss	0	0	0	0	0	(940)	(940)
Dividends ($0.96 per share)	0	0	0	(65,130)	0	0	(65,130)
Stock-based compensation	0	0	16,888	0	0	0	16,888
Purchases of treasury stock	(5,079)	0	(6,103)	0	(233,494)	0	(239,597)
Issuances of common stock	2,194	0	(23,067)	0	52,362	0	29,295
Excess tax benefit from stock-based compensation	0	0	19,182	0	0	0	19,182
Balances at June 25, 2014	64,559	17,625	484,320	2,306,532	(2,744,443)	(940)	63,094
Net income	0	0	0	196,694	0	0	196,694
Other comprehensive loss	0	0	0	0	0	(7,690)	(7,690)
Dividends ($1.12 per share)	0	0	0	(71,543)	0	0	(71,543)
Stock-based compensation	0	0	14,989	0	0	0	14,989
Purchases of treasury stock	(5,445)	0	(4,804)	0	(301,451)	0	(306,255)
Issuances of common stock	1,472	0	(20,386)	0	36,645	0	16,259
Excess tax benefit from stock-based compensation	0	0	15,992	0	0	0	15,992
Balances at June 24, 2015	60,586	17,625	490,111	2,431,683	(3,009,249)	(8,630)	(78,460)
Net income	0	0	0	200,745	0	0	200,745
Other comprehensive loss	0	0	0	0	0	(2,964)	(2,964)
Dividends ($1.28 per share)	0	0	0	(74,235)	0	0	(74,235)
Stock-based compensation	0	0	15,207	0	0	0	15,207
Purchases of treasury stock	(5,842)	0	(3,796)	0	(281,109)	0	(284,905)
Issuances of common stock	677	0	(11,778)	0	17,925	0	6,147
Excess tax benefit from stock-based compensation	0	0	5,366	0	0	0	5,366
Balances at June 29, 2016	55,421	$17,625	$495,110	$2,558,193	$(3,272,433)	$(11,594)	$(213,099)

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal Years
	2016	2015	2014
Cash Flows from Operating Activities:
Net income	$200,745	$196,694	$154,039
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	156,368	145,242	136,081
Litigation reserves	0	0	39,500
Restructure charges and other impairments	17,445	5,636	8,533
Deferred income taxes	21,523	13,140	(23,041)
Net loss on disposal of assets	87	4,523	5,161
Stock-based compensation	15,159	14,802	16,074
Gain on equity investments	(571)	(368)	(328)
Other	1,918	250	707
Changes in assets and liabilities:
Accounts receivable	(3,682)	1,932	(5,372)
Inventories	11	475	912
Prepaid expenses and other	(13,130)	4,368	1,827
Intangibles and other assets	72	(2,140)	(3,397)
Current income taxes	9,928	6,284	14,087
Accounts payable	(5,783)	1,117	3,756
Accrued liabilities	(10,013)	(22,595)	14,617
Other liabilities	4,623	(749)	(3,314)
Net cash provided by operating activities	394,700	368,611	359,842
Cash Flows from Investing Activities:
Payments for property and equipment	(112,788)	(140,262)	(161,066)
Proceeds from sale of assets	4,256	1,950	888
Payments for purchase of restaurants	(105,577)	0	0
Net cash used in investing activities	(214,109)	(138,312)	(160,178)
Cash Flows from Financing Activities:
Borrowings on revolving credit facility	256,500	480,750	120,000
Purchases of treasury stock	(284,905)	(306,255)	(239,597)
Payments on long-term debt	(3,402)	(189,177)	(26,521)
Payments on revolving credit facility	(110,000)	(177,000)	(40,000)
Payments of dividends	(74,066)	(70,832)	(63,395)
Proceeds from issuances of treasury stock	6,147	16,259	29,295
Excess tax benefits from stock-based compensation	5,460	15,893	18,872
Payments for deferred financing costs	0	(2,501)	0
Net cash used in financing activities	(204,266)	(232,863)	(201,346)
Net change in cash and cash equivalents	(23,675)	(2,564)	(1,682)
Cash and cash equivalents at beginning of year	55,121	57,685	59,367
Cash and cash equivalents at end of year	$31,446	$55,121	$57,685

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a) Nature of Operations
We are principally engaged in the ownership, operation, development, and franchising of the Chili’s Grill & Bar (“Chili’s”) and Maggiano’s Little Italy (“Maggiano’s”) restaurant brands. At June 29, 2016, we owned, operated, or franchised 1,660 restaurants in the United States and 31 countries and two territories outside of the United States.
(b) Basis of Presentation
Our consolidated financial statements include the accounts of Brinker International, Inc. and our wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.
We have a 52/53 week fiscal year ending on the last Wednesday in June. Fiscal year 2016 ended on June 29, 2016 and contained 53 weeks. Fiscal years 2015 and 2014, which ended on June 24, 2015, and June 25, 2014, respectively, each contained 52 weeks. The estimated impact of the 53rd week in fiscal 2016 in comparison to fiscal 2015 was an increase in revenue of approximately $58.3 million. While certain expenses increased in direct relationship to additional revenue from the 53rd week, other expenses, such as fixed costs, are incurred on a calendar month basis.
In November 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-17, Balance Sheet Classification of Deferred Taxes (Topic 740), which requires deferred tax assets and liabilities to be classified as noncurrent on the balance sheet. Prior to the issuance of the standard, deferred tax assets and liabilities were required to be separately classified into a current amount and a noncurrent amount on the balance sheet. The standard is effective for annual periods beginning after December 15, 2016, and early adoption is permitted. We elected to early adopt this guidance as of March 23, 2016 and to apply the guidance retrospectively. Accordingly, we reclassified the current deferred tax asset balance of $2.5 million to noncurrent on the consolidated balance sheet as of June 24, 2015. The reclassification did not have a material effect on our consolidated financial statements.
Revenues are presented in two separate captions on the consolidated statements of comprehensive income to provide more clarity around company-owned restaurant revenue and operating expense trends. Company sales includes revenues generated by the operation of company-owned restaurants including gift card redemptions. Franchise and other revenues includes royalties, development fees, franchise fees, Maggiano's banquet service charge income, gift card breakage and discounts, tabletop gaming revenue, Chili's retail food product royalties and delivery fee income.
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
(d) Revenue Recognition
We record revenue from the sale of food, beverages and alcohol as products are sold. Initial fees received from a franchisee to establish a new franchise are recognized as income when we have performed our obligations required to assist the franchisee in opening a new franchise restaurant, which is generally upon the opening of such restaurant. Fees received for development arrangements are recognized as income upon satisfaction of our obligations. Continuing royalties, which are a percentage of net sales of franchised restaurants, are accrued as income when earned.
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
We review the carrying amount of property and equipment semi-annually or when events or circumstances indicate that the carrying amount may not be recoverable. We have determined the restaurant level is the lowest level of identifiable cash flows. If the carrying amount is not recoverable, we record an impairment charge for the excess of the carrying amount over the fair value. We determine fair value based on discounted projected future operating cash flows of the restaurants over their remaining service life using a risk adjusted discount rate that is commensurate with the inherent risk. Impairment charges are included in other gains and charges in the consolidated statements of comprehensive income.
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
(k) Advertising
Advertising production costs are expensed in the period when the advertising first takes place. Other advertising costs are expensed as incurred. Advertising costs, net of advertising contributions from franchisees, were $93.6 million, $94.3 million and $92.2 million in fiscal 2016, 2015, and 2014, respectively, and are included in restaurant expenses in the consolidated statements of comprehensive income.

(l) Goodwill and Other Intangibles
Goodwill is not subject to amortization, but is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill has been assigned to reporting units for purposes of impairment testing. Our two restaurant brands, Chili’s and Maggiano’s, are both operating segments and reporting units.
Goodwill impairment tests consist of a comparison of each reporting unit’s fair value with its carrying value. We determine fair value based on a combination of market-based values and discounted projected future operating cash flows of the restaurant brands using a risk adjusted discount rate that is commensurate with the risk inherent in our current business model. If the carrying value of a reporting unit exceeds its fair value, goodwill is written down to its implied fair value. We determined that there was no goodwill impairment during our annual tests as the fair value of our reporting units was substantially in excess of the carrying value. No indicators of impairment were identified through the end of fiscal year 2016. See Note 5 for additional disclosures related to goodwill.
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
Non-transferable liquor licenses are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying amount is not recoverable, we record an impairment charge for the excess of the carrying amount over the fair value. Transferable liquor licenses are tested for impairment semi-annually or more frequently if events or circumstances indicate that the asset might be impaired. Impairment charges are recognized based on the excess of carrying value over fair value. We determine fair value based on prices in the open market for licenses in same or similar jurisdictions. Impairment charges are included in other gains and charges in the consolidated statements of comprehensive income.
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

We record a liability for unrecognized tax benefits resulting from tax positions taken, or expected to be taken, in an income tax return that is not more-likely-than-not to be realized. We recognize any interest and penalties related to unrecognized tax benefits in income tax expense.
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
Certain employees are eligible to receive stock options, performance shares, restricted stock and restricted stock units, while non-employee members of the Board of Directors are eligible to receive stock options, restricted stock and restricted stock units. Performance shares represent a right to receive shares of common stock upon satisfaction of company performance goals compared to a peer group at the end of a three-year cycle. The fair value of performance shares, which contain a market condition, is determined on the date of grant based on a Monte Carlo simulation model. The fair value of restricted stock and restricted stock units are based on our closing stock price on the date of grant.
Stock-based compensation expense totaled approximately $15.2 million, $15.0 million and $16.9 million for fiscal 2016, 2015 and 2014, respectively. The total income tax benefit recognized in the consolidated statements of comprehensive income related to stock-based compensation expense was approximately $5.8 million, $5.5 million and $6.9 million during fiscal 2016, 2015 and 2014, respectively.
The weighted average fair values of option grants were $10.48, $11.72 and $14.75 during fiscal 2016, 2015 and 2014, respectively. The fair value of stock options is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2016	2015	2014
Expected volatility	27.5%	31.0%	47.7%
Risk-free interest rate	1.5%	1.6%	1.6%
Expected lives	5 years	5 years	5 years
Dividend yield	2.4%	2.2%	2.2%
Expected volatility and the expected life of stock options are based on historical experience. The risk-free rate is based on the yield of a Treasury Note with a term equal to the expected life of the stock options. The dividend yield is based on the most recent quarterly dividend per share declared and the closing stock price on the declaration date.
(r) Preferred Stock
Our Board of Directors is authorized to provide for the issuance of 1.0 million preferred shares with a par value of $1.00 per share, in one or more series, and to fix the voting rights, liquidation preferences, dividend rates, conversion rights, redemption rights, and terms, including sinking fund provisions, and certain other rights and preferences. As of June 29, 2016, no preferred shares were issued.
(s) Shareholders’ Deficit
In August 2015, our Board of Directors authorized a $250.0 million increase to our existing share repurchase program resulting in total authorizations of $4,185.0 million. We repurchased approximately 5.8 million shares of our common stock for $284.9 million during fiscal 2016 including shares purchased as part of our share repurchase program and to satisfy team member tax withholding obligations on the vesting of restricted shares. As of June 29, 2016, approximately $333.0 million was available under our share repurchase authorizations. Repurchased common stock is reflected as a reduction of shareholders’ equity. During fiscal 2016, approximately 234,000 stock options were exercised resulting in cash proceeds of $6.1 million.
We paid dividends of $74.1 million to common stock shareholders during fiscal 2016, compared to $70.8 million in the prior year. Additionally, we declared a quarterly dividend of approximately $17.8 million, or $0.32 per share, in May 2016 which was paid on June 30, 2016.

(t) Comprehensive Income
Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Fiscal 2016, 2015 and 2014 comprehensive income consists of net income and foreign currency translation adjustments. The foreign currency translation adjustment represents the unrealized impact of translating the financial statements of the Canadian restaurants and the joint venture with CMR from their respective functional currencies to U.S. dollars. This amount is not included in net income and would only be realized upon the sale or upon complete or substantially complete liquidation of the businesses. The accumulated other comprehensive loss is presented on the consolidated balance sheets.
(u) Net Income Per Share
Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. For the calculation of diluted net income per share, the basic weighted average number of shares is increased by the dilutive effect of stock options and restricted share awards determined using the treasury stock method. Stock options and restricted share awards with an anti-dilutive effect are not included in the dilutive earnings per share calculation.
Basic weighted average shares outstanding is reconciled to diluted weighted average shares outstanding as follows (in thousands):

	2016	2015	2014
Basic weighted average shares outstanding	57,895	63,072	66,251
Dilutive stock options	316	569	853
Dilutive restricted shares	473	763	1,048
	789	1,332	1,901
Diluted weighted average shares outstanding	58,684	64,404	68,152

Awards excluded due to anti-dilutive effect on earnings per share	550	119	113
(v) Segment Reporting

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing operating performance. We manage our business on the basis of two operating segments, Chili’s and Maggiano’s. The brands operate company-owned restaurants principally in the U.S. within the full-service casual dining segment of the industry. The Chili's segment also has franchised locations in 31 countries and two U.S. territories. Beginning in fiscal 2016, we have separately reported information about each brand. Prior to fiscal 2016, we aggregated our two operating segments into one reportable segment. Additional information about our segments, including financial information, is included in Note 15.

2.	ACQUISITION OF CHILI'S RESTAURANTS

On June 25, 2015, we completed the stock acquisition of Pepper Dining Holding Corp. ("Pepper Dining"), a franchisee of 103 Chili's Grill & Bar restaurants primarily located in the Northeast and Southeast United States. The purchase price of $106.5 million, excluding cash and customary working capital adjustments of $0.9 million, was funded with borrowings from our existing credit facility. The results of operations of these restaurants are included in our consolidated financial statements from the date of acquisition. The assets and liabilities of the restaurants were recorded at their preliminary respective fair values as of the date of acquisition.

During the third quarter of fiscal 2016, we finalized the valuation of the acquired assets and liabilities associated with the Pepper Dining acquisition. The final fair value analysis resulted in a reduction of the recorded amounts for property and equipment of approximately $6.0 million and current liabilities of approximately $0.2 million on the consolidated balance sheet. The fair value reduction associated with property and equipment also resulted in a decrease of approximately $2.4 million in the deferred income tax liability associated with the assets. The change in these amounts resulted in a corresponding net increase to goodwill of approximately $3.4 million. We do not expect any further adjustments to the Pepper Dining purchase price allocation.

The final allocation of the purchase price is as follows (in thousands):

Current assets including cash and cash equivalents (a)	$6,331
Property and equipment	64,532
Goodwill	31,912
Reacquired franchise rights (b)	10,400
Deferred income taxes	15,388
Favorable leases	5,496
Total assets acquired	134,059
Current liabilities	17,800
Unfavorable leases	8,846
Total liabilities assumed	26,646
Net assets acquired (a)	$107,413

(a)	The net assets acquired includes cash and cash equivalents of $1.8 million.

(b)	The reacquired franchise rights have an amortization period of 12 years.

We expect $12.8 million of the goodwill balance to be deductible for tax purposes. The portion of the purchase price attributable to goodwill represents the benefits expected as a result of the acquisition, including sales and unit growth opportunities. The acquired restaurants generated approximately $259.6 million of revenue for the fifty-three week period ended June 29, 2016, approximately $2.5 million of average annual revenue per restaurant, partially offset by the loss of average annual royalty revenues of approximately $104,000 per restaurant. Pro-forma financial information of the combined entities is not presented due to the immaterial impact of the financial results of the acquired restaurants on our consolidated financial statements.

3.	EQUITY METHOD INVESTMENT
We have a joint venture agreement with CMR, S.A.B. de C.V. to develop 50 Chili’s restaurants in Mexico. At June 29, 2016, 40 Chili’s restaurants were operating in the joint venture. We account for the Mexico joint venture investment under the equity method of accounting and record our share of the net income or loss of the investee within operating income since their operations are similar to our ongoing operations. These amounts have been included in restaurant expense in our consolidated statements of comprehensive income due to the immaterial nature of the amounts. The investment in the joint venture is included in other assets in our consolidated balance sheets.

4.	OTHER GAINS AND CHARGES
Other gains and charges consist of the following (in thousands):

	2016	2015	2014
Restaurant impairment charges	$10,651	$2,255	$4,502
Restaurant closure charges	3,780	1,736	3,413
Severance and other benefits	3,304	1,182	2,140
Litigation	(3,191)	(2,753)	39,500
(Gain) loss on the sale of assets, net	(2,858)	1,093	(608)
Impairment of investment	1,000	0	0
Acquisition costs	700	1,100	0
Impairment of intangible assets	392	645	0
Other	3,402	(494)	277
	$17,180	$4,764	$49,224
Fiscal 2016
During fiscal 2016, we recorded impairment charges of $10.7 million primarily related to seven underperforming restaurants that either continue to operate or are scheduled to close and $1.0 million related to a cost method investment. Restaurant closure charges of $3.8 million primarily consists of additional lease and other costs associated with closed restaurants. We also incurred $3.3 million in severance and other benefits related to organizational changes.

We were a plantiff in a class action lawsuit against US Foods styled as In re U.S. Foodservice, Inc. Pricing Litigation. A settlement agreement was fully executed by all parties in September 2015, and we received approximately $2.0 million during the second quarter of fiscal 2016 in settlement of this litigation. We also received net proceeds of $1.2 million from British Petroleum in the fourth quarter of fiscal 2016 related to the 2010 Gulf of Mexico oil spill judgment.
Additionally, we recorded a $2.9 million gain on the sale of several properties and $0.7 million of transaction costs related to the acquisition of Pepper Dining. Other charges primarily include $1.4 million of expenses to reserve for royalties, rents and other outstanding amounts related to a bankrupt franchisee and $1.2 million of professional service fees associated with organizational changes.
Fiscal 2015
During fiscal 2015, we were a plaintiff in the antitrust litigation against Visa and MasterCard styled as Progressive Casualty Insurance Co., et al. v. Visa, Inc., et al.  A settlement agreement was fully executed by all parties in January 2015 and we recognized a gain of approximately $8.6 million. Also during fiscal 2015, the class action lawsuit styled as Hohnbaum, et al. v. Brinker Restaurant Corp., et al. ("Hohnbaum case") was finalized resulting in an additional charge of approximately $5.8 million to adjust our previous estimate of the final settlement amount. See Note 14 for additional disclosures.
We recorded restaurant impairment charges of $2.3 million related to underperforming restaurants that either continue to operate or are scheduled to close in fiscal 2017. We also recorded restaurant closure charges of $1.7 million primarily related to lease termination charges and a $1.1 million loss primarily related to the sale of two company-owned restaurants located in Mexico. Furthermore, we incurred $1.2 million in severance and other benefits related to organizational changes made during the fiscal year. The severance charges include expense related to the accelerated vesting of stock-based compensation awards. We also incurred expenses of approximately $1.1 million during fiscal 2015 related to the acquisition of Pepper Dining subsequent to the end of the year.
Fiscal 2014
Other gains and charges in fiscal 2014 includes charges of approximately $39.5 million related to various litigation matters including the Hohnbaum case.  See Note 14 for additional disclosures.
During fiscal 2014, we recorded restaurant impairment charges of $4.5 million related to underperforming restaurants that either continue to operate or are scheduled to close in fiscal 2017. We also recorded $3.4 million of restaurant closure charges consisting primarily of lease termination charges and other costs associated with closed restaurants. Additionally, we incurred $2.1 million in severance and other benefits related to organizational changes made during the fiscal year. The severance charges include expense related to the accelerated vesting of stock-based compensation awards. Furthermore, a $0.6 million gain was recorded primarily related to land sales.
The restaurant, liquor license and reacquired franchise rights impairment charges were measured as the excess of the carrying amount over the fair value. See Note 10 for fair value disclosures related to these impairment charges.

5.	GOODWILL AND INTANGIBLES
The changes in the carrying amount of goodwill for the fiscal years ended June 29, 2016 and June 24, 2015 are as follows (in thousands):

	2016			2015
	Chili's	Maggiano's	Consolidated	Chili's	Maggiano's	Consolidated
Balance at beginning of year	$93,984	$38,397	$132,381	$95,037	$38,397	$133,434

Changes in goodwill:
Additions (a)	31,912	0	31,912	0	0	0
Foreign currency translation adjustment	(286)	0	(286)	(1,053)	0	(1,053)

Balance at end of year	$125,610	$38,397	$164,007	$93,984	$38,397	$132,381
____________________________________________________________________

(a)	Additions reflect the goodwill acquired as a result of the acquisition of Pepper Dining. See Note 2 for additional disclosures.

Intangible assets, net for the fiscal years ended June 29, 2016 and June 24, 2015 are as follows (in thousands):

	2016			2015
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived intangible assets
Chili's reacquired franchise rights (a)	$17,284	$(3,041)	$14,243	$7,423	$(1,625)	$5,798
Chili's other (b)	5,988	(713)	5,275	804	(358)	446
	$23,272	$(3,754)	$19,518	$8,227	$(1,983)	$6,244

Indefinite-lived intangible assets
Chili's liquor licenses	$9,775			$9,466
Maggiano's liquor licenses	932			932
	$10,707			$10,398
Amortization expense for all definite-lived intangible assets was $1.5 million, $0.8 million and $1.0 million in fiscal 2016, 2015 and 2014, respectively. Annual amortization expense for definite-lived intangible assets will approximate $1.5 million for the next five fiscal years.
____________________________________________________________________

(a)
The increase in the gross carrying amount reflects an additional $10.4 million of reacquired franchise rights from the acquisition of Pepper Dining. See Note 2 for additional disclosures. Additionally, the gross carrying amount and accumulated amortization include the impact of foreign currency translation on existing balances of $0.3 million and $1.0 million for fiscal 2016 and 2015, respectively. We also recorded an impairment charge of $0.2 million and $0.4 million in fiscal 2016 and fiscal 2015, respectively. See Note 10 for additional disclosures.

(b)	The increase in the gross carrying amount reflects an additional $5.5 million of favorable lease assets from the acquisition of Pepper Dining. See Note 2 for additional disclosures.

6.	ACCRUED AND OTHER LIABILITIES
Other accrued liabilities consist of the following (in thousands):

	2016	2015
Sales tax	$26,280	$20,308
Insurance	19,976	22,658
Property tax	15,762	14,224
Dividends	17,760	16,961
Other	41,546	37,046
	$121,324	$111,197
Other liabilities consist of the following (in thousands):

	2016	2015
Straight-line rent	$56,896	$56,345
Insurance	38,433	30,988
Landlord contributions	24,681	24,785
Unfavorable leases	6,521	663
Unrecognized tax benefits	5,811	5,144
Other	7,081	7,108
	$139,423	$125,033

7.	INCOME TAXES
The provision for income taxes consists of the following (in thousands):

	2016	2015	2014
Current income tax expense:
Federal	$48,049	$59,726	$66,170
State	12,203	11,862	15,219
Foreign	3,497	3,319	3,550
Total current income tax expense	63,749	74,907	84,939
Deferred income tax (benefit) expense:
Federal	21,023	10,754	(18,715)
State	885	2,018	(4,087)
Foreign	(15)	(96)	112
Total deferred income tax (benefit) expense	21,893	12,676	(22,690)
	$85,642	$87,583	$62,249
A reconciliation between the reported provision for income taxes and the amount computed by applying the statutory Federal income tax rate of 35% to income before provision for income taxes is as follows (in thousands):

	2016	2015	2014
Income tax expense at statutory rate	$100,236	$99,497	$75,701
FICA tax credit	(20,497)	(18,633)	(18,116)
State income taxes, net of Federal benefit	11,102	8,646	7,636
Other	(5,199)	(1,927)	(2,972)
	$85,642	$87,583	$62,249
The income tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities as of June 29, 2016 and June 24, 2015 are as follows (in thousands):

	2016	2015
Deferred income tax assets:
Leasing transactions	$32,132	$30,928
Stock-based compensation	12,817	13,105
Restructure charges and impairments	2,439	2,303
Insurance reserves	18,015	18,567
Employee benefit plans	501	470
Gift cards	19,948	18,499
State net operating losses	16,120	16,521
Federal credit carryover	14,722	0
State credit carryover	4,981	4,538
Other, net	6,987	9,804
Less: Valuation allowance	(18,407)	(21,059)
Total deferred income tax assets	110,255	93,676
Deferred income tax liabilities:
Prepaid expenses	17,360	16,803
Goodwill and other amortization	29,884	27,713
Depreciation and capitalized interest on property and equipment	31,626	12,060
Other, net	4,382	3,963
Total deferred income tax liabilities	83,252	60,539
Net deferred income tax asset	$27,003	$33,137

The valuation allowance decreased by $2.7 million in fiscal 2016 to recognize certain state net operating loss benefits management believes are more-likely-than-not to be realized.
No provision was made for income taxes which may become payable upon distribution of our foreign subsidiaries’ earnings. The cumulative earnings were approximately $5.2 million as of June 29, 2016. It is not practicable to estimate the amount of tax that might be payable because our intent is to permanently reinvest these earnings or to repatriate earnings when it is tax effective to do so.

A reconciliation of unrecognized tax benefits for the fiscal years ended June 29, 2016 and June 24, 2015 are as follows (in thousands):

	2016	2015
Balance at beginning of year	$6,088	$7,375
Additions based on tax positions related to the current year	1,761	760
Additions based on tax positions related to prior years	1,062	18
Settlements with tax authorities	(2,290)	(371)
Expiration of statute of limitations	(810)	(1,694)
Balance at end of year	$5,811	$6,088
The total amount of unrecognized tax benefits that would favorably affect the effective tax rate if resolved in our favor due to the effect of deferred tax benefits was $3.9 million and $4.1 million as of June 29, 2016 and June 24, 2015, respectively. During the next twelve months, we anticipate that it is reasonably possible that the amount of unrecognized tax benefits could be reduced by approximately $0.8 million ($0.5 million of which would affect the effective tax rate due to the effect of deferred tax benefits) either because our tax position will be sustained upon audit or as a result of the expiration of the statute of limitations for specific jurisdictions.
We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. During fiscal 2016, we recognized approximately $1.3 million in interest expense. During fiscal 2015 and 2014, we recognized expenses of approximately $0.2 million and $0.3 million, respectively, in interest due to the reduction of accrued interest from statute expirations and settlements, net of accrued interest for remaining positions. As of June 29, 2016, we had $0.8 million ($0.6 million net of a $0.2 million Federal deferred tax benefit) of interest and penalties accrued, compared to $2.2 million ($1.5 million net of a $0.7 million Federal deferred tax benefit) at June 24, 2015.

8.	DEBT
Long-term debt consists of the following (in thousands):

	2016	2015
Revolving credit facility	$530,250	$383,750
3.88% notes	299,796	299,766
2.60% notes	249,934	249,899
Capital lease obligations (see Note 9)	37,532	40,849
	1,117,512	974,264
Less current installments	(3,563)	(3,439)
	$1,113,949	$970,825
During fiscal 2016, $256.5 million was drawn from the $750 million revolving credit facility primarily to fund the acquisition of Pepper Dining and for share repurchases. We repaid a total of $110.0 million during fiscal 2016.
The maturity date of the $750 million revolving credit facility is March 12, 2020. The revolving credit facility bears interest of LIBOR plus an applicable margin, which is a function of our credit rating and debt to cash flow ratio, but is subject to a maximum of LIBOR plus 2.00%. Based on our current credit rating, we are paying interest at a rate of LIBOR plus 1.18% for a total of 1.64%. One month LIBOR at June 29, 2016 was approximately 0.46%. As of June 29, 2016, $219.8 million of credit is available under the revolving credit facility.

During the first nine months of fiscal 2015, $97.0 million was drawn from the $250 million revolving credit facility primarily to fund share repurchases and we paid the required quarterly term loan payments totaling $18.7 million. In March 2015, we terminated the existing credit facility including both the $250 million revolver and the term loan and entered into a new $750 million revolving credit facility. Approximately $345.8 million was drawn from the new revolver and the proceeds were used to pay off the outstanding balances of the term loan and $250 million revolver in the amount of $168.8 million and $177.0 million, respectively. During the fourth quarter of fiscal 2015, an additional $38.0 million was drawn from the new revolver primarily to fund share repurchases.
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
Excluding capital lease obligations (see Note 9) and interest, our long-term debt maturities for the five years following June 29, 2016 and thereafter are as follows (in thousands):

Fiscal Year	Long-Term Debt
2017	$0
2018	249,934
2019	0
2020	530,250
2021	0
Thereafter	299,796
$1,079,980

9.	LEASES
(a) Capital Leases
We lease certain buildings under capital leases. The asset value of $38.8 million and $39.0 million at June 29, 2016 and June 24, 2015, and the related accumulated amortization of $24.1 million and $22.1 million at June 29, 2016 and June 24, 2015, respectively, are included in buildings and leasehold improvements. Amortization of assets under capital leases is included in depreciation and amortization expense.
(b) Operating Leases
We lease restaurant facilities and office space under operating leases. The majority having terms expiring at various dates through fiscal 2035. The restaurant leases have cumulative renewal clauses of 1 to 30 years at our option and, in some cases, have provisions for contingent rent based upon a percentage of sales in excess of specified levels, as defined in the leases. We include other rent-related costs in rent expense, such as common area maintenance, taxes and amortization of landlord contributions.
Rent expense consists of the following (in thousands):

	2016	2015	2014
Straight-lined minimum rent	$107,776	$92,917	$90,574
Contingent rent	4,408	4,774	4,737
Other	11,283	9,998	9,817
Total rent expense	$123,467	$107,689	$105,128

(c) Commitments
As of June 29, 2016, future minimum lease payments on capital and operating leases were as follows (in thousands):

Fiscal Year	Capital Leases	Operating Leases
2017	$5,954	$123,312
2018	5,745	116,418
2019	5,226	95,276
2020	4,853	80,881
2021	4,138	66,293
Thereafter	27,977	156,563
Total minimum lease payments(a)	53,893	$638,743
Imputed interest (average rate of 7%)	(16,361)
Present value of minimum lease payments	37,532
Less current installments	(3,563)
	$33,969
____________________________________________________________________

(a)
Future minimum lease payments have not been reduced by minimum sublease rentals to be received in the future under non-cancelable subleases. The total of undiscounted future sublease rentals are approximately $25.5 million and $47.1 million for capital and operating subleases, respectively.

10.	FAIR VALUE DISCLOSURES
(a) Non-Financial Assets Measured on a Non-Recurring Basis

We review the carrying amount of property and equipment and transferable liquor licenses semi-annually or when events or circumstances indicate that fair value may not exceed the carrying amount. We record an impairment charge for the excess of the carrying amount over the fair value.

We determine the fair value of property and equipment based on discounted projected future operating cash flows of the restaurants over their remaining service life using a risk adjusted discount rate that is commensurate with the inherent risk. Based on our semi-annual review, during fiscal 2016, long-lived assets with a carrying value of $7.0 million, primarily related to five underperforming restaurants, were written down to their fair value of $0.2 million resulting in an impairment charge of $6.8 million. During the third quarter of fiscal 2016, two restaurants were identified for closure by management with a combined carrying value of $3.4 million. We determined these restaurants had no fair value resulting in an impairment charge of $3.4 million. In fiscal 2015, long-lived assets with a carrying value of $2.3 million, primarily related to four underperforming restaurants including one restaurant located in Canada, were determined to have no fair value resulting in an impairment charge of $2.3 million.
We determine the fair value of transferable liquor licenses based on prices in the open market for licenses in the same or similar jurisdictions. During fiscal 2016, four transferable liquor licenses with a carrying value of $1.1 million were written down to the fair value of $0.9 million resulting in an impairment charge of $0.2 million. In fiscal 2015, four transferable liquor licenses with a carrying value of $0.8 million were written down to the fair value of $0.6 million resulting in an impairment charge of $0.2 million.
We determine the fair value of reacquired franchise rights based on discounted projected future operating cash flows of the restaurants associated with these franchise rights. We review the carrying amount annually or when events or circumstances indicate that the carrying amount may not be recoverable. If the carrying amount is not recoverable, we record an impairment charge for the excess of the carrying amount over the fair value. During fiscal 2016, we performed the annual review of reacquired franchise rights and determined there was no impairment. Subsequent to the annual review, we performed the semi-annual review of long-lived assets and determined that three restaurants purchased as part of the acquisition of Pepper Dining were fully impaired which indicated that the related reacquired franchise rights had no fair value resulting in an impairment charge of $0.2 million. During fiscal 2015, we performed the annual review of reacquired franchise rights and determined there was no impairment. Subsequent to the annual review, we performed the semi-annual review of long-lived assets and determined that one restaurant located in Canada was fully impaired which indicated that the related reacquired franchise rights had no fair value resulting in an impairment charge of $0.4 million.

During fiscal 2016, we recorded an impairment charge of $0.2 million related to a parcel of undeveloped land that we own. The land had a carrying value of $1.0 million and was written down to the fair value of $0.8 million. The fair value was based on the sales price of comparable properties. Additionally, we recorded an impairment charge of $0.2 million related to a capital lease asset that is subleased to a franchisee. The capital lease asset had a carrying value of $0.3 million and was written down to the fair value of $0.1 million. The fair value of the capital lease asset is based on discounted projected future cash flows from the sublease. We also recorded an impairment charge of $1.0 million related to a cost method investment which we determined to have no fair value.
All impairment charges were included in other gains and charges in the consolidated statements of comprehensive income for the periods presented.
The following table presents fair values for those assets measured at fair value on a non-recurring basis at June 29, 2016 and June 24, 2015 (in thousands):

	Fair Value Measurements Using
	(Level 1)	(Level 2)	(Level 3)	Total
Long-lived assets held for use:
At June 29, 2016	$0	$0	$208	$208
At June 24, 2015	$0	$0	$0	$0
Liquor licenses:
At June 29, 2016	$0	$857	$0	$857
At June 24, 2015	$0	$550	$0	$550
Reacquired franchise rights:
At June 29, 2016	$0	$0	$0	$0
At June 24, 2015	$0	$0	$0	$0
Other long-lived assets:
At June 29, 2016	$0	$750	$107	$857
At June 24, 2015	$0	$0	$0	$0
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
The carrying amounts and fair values of the 2.60% notes and 3.88% notes are as follows (in thousands):

	June 29, 2016		June 24, 2015
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
2.60% Notes	$249,934	$252,445	$249,899	$250,583
3.88% Notes	$299,796	$302,655	$299,766	$290,706

11.	STOCK-BASED COMPENSATION
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
Transactions during fiscal 2016 were as follows (in thousands, except option prices):

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Options outstanding at June 24, 2015	1,173	$33.08
Granted	347	52.71
Exercised	(234)	26.23
Forfeited or canceled	(69)	48.58
Options outstanding at June 29, 2016	1,217	$39.12	4.7	$12,074
Options exercisable at June 29, 2016	608	$28.29	3.2	$11,285
At June 29, 2016, unrecognized compensation expense related to stock options totaled approximately $2.4 million and will be recognized over a weighted average period of 1.6 years. The intrinsic value of options exercised totaled approximately $5.3 million, $28.1 million and $25.7 million during fiscal 2016, 2015 and 2014, respectively. The tax benefit realized on options exercised totaled approximately $1.6 million, $9.2 million and $8.9 million during fiscal 2016, 2015 and 2014, respectively.
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
Transactions during fiscal 2016 were as follows (in thousands, except fair values):

	Number of Restricted Share Awards	Weighted Average Fair Value Per Award
Restricted share awards outstanding at June 24, 2015	1,159	$38.44
Granted	324	49.19
Vested	(402)	39.09
Forfeited	(83)	44.44
Restricted share awards outstanding at June 29, 2016	998	$42.68
At June 29, 2016, unrecognized compensation expense related to restricted share awards totaled approximately $13.9 million and will be recognized over a weighted average period of 2.1 years. The fair value of shares that vested during fiscal 2016, 2015 and 2014 totaled approximately $23.9 million, $34.2 million and $42.2 million, respectively.

12.	SAVINGS PLAN
We sponsor a qualified defined contribution retirement plan covering all employees who have attained the age of twenty-one and have completed one year and 1,000 hours of service. Eligible employees are allowed to contribute, subject to IRS limitations on total annual contributions, up to 50% of their base compensation and 100% of their eligible bonuses, as defined in the plan, to various investment funds. We match in cash at a rate of 100% of the first 3% an employee contributes and 50% of the next 2%

the employee contributes with immediate vesting. In fiscal 2016, 2015 and 2014, we contributed approximately $8.9 million, $8.0 million and $7.4 million, respectively.

13.	SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest and income taxes is as follows (in thousands):

	2016	2015	2014
Income taxes, net of refunds	$45,743	$50,437	$48,379
Interest, net of amounts capitalized	28,989	26,190	25,476
Non-cash investing and financing activities are as follows (in thousands):

	2016	2015	2014
Retirement of fully depreciated assets	$24,806	$40,775	$64,420
Dividends declared but not paid	18,442	18,132	17,250
Accrued capital expenditures	7,094	4,109	15,703

14.	COMMITMENTS AND CONTINGENCIES
In connection with the sale of restaurants to franchisees and brand divestitures, we have, in certain cases, guaranteed lease payments. As of June 29, 2016 and June 24, 2015, we have outstanding lease guarantees or are secondarily liable for $72.9 million and $98.9 million, respectively. This amount represents the maximum potential liability of future payments under the guarantees. These leases have been assigned to the buyers and expire at the end of the respective lease terms, which range from fiscal 2017 through fiscal 2024. In the event of default, the indemnity and default clauses in our assignment agreements govern our ability to pursue and recover damages incurred. No material liabilities have been recorded as of June 29, 2016, as the likelihood of default by the buyers on the assignment agreements was deemed to be less than probable. Our secondary liability position was reduced by approximately $19.0 million in the first quarter of fiscal 2016 related to the Pepper Dining acquisition. See Note 2 for additional disclosures related to the acquisition.

We provide letters of credit to various insurers to collateralize obligations for outstanding claims. As of June 29, 2016, we had $28.1 million in undrawn standby letters of credit outstanding. All standby letters of credit are renewable annually.

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

In August 2004, certain current and former hourly restaurant team members filed a putative class action lawsuit against us in California Superior Court alleging violations of California labor laws with respect to meal periods and rest breaks, styled as Hohnbaum, et al. v. Brinker Restaurant Corp., et al. The parties reached a settlement agreement and in February 2015, we funded the settlement in the amount of $44.0 million against our previously established reserve. We do not expect any further payments related to this matter.

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

15.	SEGMENT INFORMATION

Our operating segments are Chili's and Maggiano's. The Chili’s segment includes the results of our company-owned Chili’s restaurants in the U.S. and Canada as well as the results from our domestic and international franchise business. The Maggiano’s segment includes the results of our company-owned Maggiano’s restaurants.

Company sales are derived principally from the sales of food and beverages. Franchise and other revenues primarily includes royalties, development fees, franchise fees, banquet service charge income, gift card breakage and discounts, tabletop device revenue, Chili's retail food product royalties and delivery fee income. We do not rely on any major customers as a source of sales and the customers and long-lived assets of our reportable segments are predominantly in the U.S. There were no material transactions among reportable segments.

Our chief operating decision maker uses operating income as the measure for assessing performance of our segments. Operating income includes revenues and expenses directly attributable to segment-level results of operations. Operational expenses include food and beverage costs, restaurant labor costs and restaurant expenses. The following tables reconcile our segment results to our consolidated results reported in accordance with GAAP (in thousands):

	Fiscal Year Ended June 29, 2016
	Chili's	Maggiano's	Other	Consolidated
Company sales	$2,754,904	$411,755	$0	$3,166,659
Franchise and other revenues	68,484	22,346	0	90,830
Total revenues	2,823,388	434,101	0	3,257,489

Operational expenses (a)	2,272,771	364,466	1,635	2,638,872
Depreciation and amortization	131,306	15,046	10,016	156,368
General and administrative	35,845	6,225	85,523	127,593
Other gains and charges	6,973	3,472	6,735	17,180
Total operating costs and expenses	2,446,895	389,209	103,909	2,940,013

Operating income	$376,493	$44,892	$(103,909)	$317,476

Segment assets	$1,218,009	$163,753	$90,954	$1,472,716
Equity method investment (b)	10,257	0	0	10,257
Payments for property and equipment	80,277	17,540	14,971	112,788
____________________________________________________________________

(a)	Operational expenses includes cost of sales, restaurant labor and restaurant expenses.

(b)	The equity method investment of the Mexican joint venture is included within Chili's segment assets. See Note 3 for additional disclosures.

	Fiscal Year Ended June 24, 2015
	Chili's	Maggiano's	Other	Consolidated
Company sales	$2,503,133	$401,613	$0	$2,904,746
Franchise and other revenues	75,860	21,672	0	97,532
Total revenues	2,578,993	423,285	0	3,002,278

Operational expenses (a)	2,044,521	360,903	2,179	2,407,603
Depreciation and amortization	122,093	14,233	8,916	145,242
General and administrative	37,131	6,722	89,614	133,467
Other gains and charges	600	(1,009)	5,173	4,764
Total operating costs and expenses	2,204,345	380,849	105,882	2,691,076

Operating income	$374,648	$42,436	$(105,882)	$311,202

Segment assets	$1,141,025	$161,283	$133,565	$1,435,873
Equity method investment (b)	11,801	0	0	11,801
Payments for property and equipment	114,416	14,408	11,438	140,262
____________________________________________________________________

(a)	Operational expenses includes cost of sales, restaurant labor and restaurant expenses.

(b)	The equity method investment of the Mexican joint venture is included within Chili's segment assets. See Note 3 for additional disclosures.

	Fiscal Year Ended June 25, 2014
	Chili's	Maggiano's	Other	Consolidated
Company sales	$2,443,950	$379,119	$0	$2,823,069
Franchise and other revenues	65,364	21,062	0	86,426
Total revenues	2,509,314	400,181	0	2,909,495

Operational expenses (a)	2,005,795	341,870	2,266	2,349,931
Depreciation and amortization	112,809	13,323	9,949	136,081
General and administrative	34,693	7,145	90,256	132,094
Other gains and charges	6,412	1,052	41,760	49,224
Total operating costs and expenses	2,159,709	363,390	144,231	2,667,330

Operating income	$349,605	$36,791	$(144,231)	$242,165

Payments for property and equipment	$141,709	$14,284	$5,073	$161,066
____________________________________________________________________

(a)	Operational expenses includes cost of sales, restaurant labor and restaurant expenses.

Reconciliation of operating income to income before provision for income taxes:

	Fiscal Years Ended
	June 29, 2016	June 24, 2015	June 25, 2014
Operating income	$317,476	$311,202	$242,165
Less interest expense	(32,574)	(29,006)	(28,091)
Plus other, net	1,485	2,081	2,214
Income before provision for income taxes	$286,387	$284,277	$216,288

16.QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
The following table summarizes the unaudited consolidated quarterly results of operations for fiscal 2016 and 2015 (in thousands, except per share amounts):

	Fiscal Year 2016 Quarters Ended
	Sept. 23	Dec. 23	March 23	June 29
Revenues	$762,559	$788,610	$824,639	$881,681
Income before provision for income taxes	$48,753	$68,272	$78,150	$91,212
Net income	$33,207	$47,694	$57,502	$62,342
Basic net income per share	$0.55	$0.81	$1.01	$1.12
Diluted net income per share	$0.54	$0.80	$1.00	$1.11
Basic weighted average shares outstanding	60,225	59,198	56,673	55,657
Diluted weighted average shares outstanding	61,208	59,899	57,407	56,394

	Fiscal Year 2015 Quarters Ended
	Sept. 24	Dec. 24	March 25	June 24
Revenues	$711,018	$742,898	$784,215	$764,147
Income before provision for income taxes	$47,814	$58,744	$96,316	$81,403
Net income	$32,738	$41,306	$65,427	$57,223
Basic net income per share	$0.51	$0.65	$1.04	$0.94
Diluted net income per share	$0.49	$0.64	$1.02	$0.92
Basic weighted average shares outstanding	64,668	63,590	62,891	61,132
Diluted weighted average shares outstanding	66,263	64,963	64,091	62,294
Net income for fiscal 2016 included restaurant impairment charges of $0.5 million, $3.4 million and $6.7 million recorded in the second, third and fourth quarters, respectively. We also recorded additional lease and other costs associated with closed restaurants of $3.8 million in the fourth quarter of fiscal 2016 related to restaurants closed in prior years. Severance charges of $2.2 million, $0.2 million and $0.9 million were incurred in the first, second and fourth quarters of fiscal 2016, respectively. We incurred expenses of $1.2 million and $0.2 million in the second and fourth quarters, respectively, to reserve for royalties, rent and other outstanding amounts related to a bankrupt franchisee. Additionally, we recorded charges of $0.6 million and $0.1 million in the first and third quarters of fiscal 2016, respectively, for acquisition costs incurred as part of completing the acquisition of Pepper Dining. Net income also included net gains of $2.0 million and $1.2 million related to litigation in the second and fourth quarters, respectively. We also recorded gains on the sale of several properties of $1.8 million and $1.1 million in the first and third quarters of fiscal 2016, respectively.
Net income for fiscal 2015 included a net gain of $2.8 million related to litigation which included antitrust litigation settlement proceeds of $8.6 million, partially offset by a charge of $5.8 million to adjust our previous reserve estimate of final settlement amounts related to various litigation matters. We recorded a charge of $1.1 million in the fourth quarter of fiscal 2015 for acquisition costs incurred prior to completing the acquisition of Pepper Dining. Long-lived asset impairment charges of $0.7 million and $1.5 million were recorded in the second and fourth quarters, respectively. Additionally, net income included lease termination charges of $0.9 million, $0.5 million and $0.5 million in the first, second and fourth quarters of fiscal 2015, respectively, related to restaurants closed in the current year. Severance charges of $0.3 million and $0.9 million were incurred in the second and fourth quarters of fiscal 2015, respectively.

17. SUBSEQUENT EVENTS
Subsequent to the end of the fiscal year, an additional $70.0 million was borrowed from the $750 million revolving credit facility primarily to fund share repurchases. We also made a $20.0 million payment on the revolving credit facility. Subsequent to the end of the fiscal year, we repurchased 699,000 shares for approximately $33.7 million as part of our share repurchase program. We also repurchased approximately 51,000 shares for $2.8 million to satisfy team member tax withholding obligations on the vesting of primarily restricted stock units.

On August 18, 2016, our Board of Directors declared a quarterly dividend of $0.34 per share effective with the September 2016 dividend.

18. EFFECT OF NEW ACCOUNTING STANDARDS

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting (Topic 718). This update was issued as part of the FASB’s simplification initiative and affects all entities that issue share-based payment awards to their employees. The amendments in this update cover such areas as the recognition of excess tax benefits and deficiencies, the classification of those excess tax benefits on the statement of cash flows, an accounting policy election for forfeitures, the amount an employer can withhold to cover income taxes and still qualify for equity classification and the classification of those taxes paid on the statement of cash flows. This update is effective for annual and interim periods for fiscal years beginning after December 15, 2016, which will require us to adopt these provisions in the first quarter of fiscal 2018. Early adoption is permitted for financial statements that have not been previously issued. This update will be applied either prospectively, retrospectively or using a cumulative effect transition method, depending on the area covered in this update. We have not yet determined the effect of this update on our ongoing financial reporting.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This update requires a lessee to recognize on the balance sheet a liability to make lease payments and a corresponding right-of-use asset. The update also requires additional disclosures about the amount, timing, and uncertainty of cash flows arising from leases. This update is effective for annual and interim periods for fiscal years beginning after December 15, 2018, which will require us to adopt these provisions in the first quarter of fiscal 2020. Early adoption is permitted for financial statements that have not been previously issued. This update will be applied on a modified retrospective basis. We have not yet determined the effect of this update on our ongoing financial reporting.

In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs. This update requires that debt issuance costs be presented in the balance sheet as a direct deduction from the associated debt liability. This update is effective for annual and interim periods for fiscal years beginning after December 15, 2015, which will require us to adopt these provisions in the first quarter of fiscal 2017. Early adoption is permitted for financial statements that have not been previously issued. This update will be applied on a retrospective basis. The adoption of this update will not have a material impact on our consolidated financial statements. Our current balance of debt issuance costs was approximately $3.3 million at the end of fiscal 2016.

In April 2015, the FASB issued ASU 2015-05, Customer's Accounting for Fees Paid in a Cloud Computing Arrangement. This update provides guidance to customers about whether a cloud computing arrangement includes a software license and the related accounting treatment. This update is effective for annual and interim periods for fiscal years beginning after December 15, 2015, which will require us to adopt these provisions in the first quarter of fiscal 2017.  Early adoption is permitted for financial statements that have not been previously issued. This update may be applied prospectively for all arrangements entered into or materially modified after the effective date or on a retrospective basis. We do not expect the adoption of this update to have a material impact on our consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The FASB has subsequently amended this update by issuing additional ASU's that provide clarification and further guidance around areas identified as potential implementation issues. These updates provide a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. These updates also require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU 2015-14 delaying the effective date of adoption. These updates are now effective for annual and interim periods for fiscal years beginning after December 15, 2017, which will require us to adopt these provisions in the first quarter of fiscal 2019. Early application in fiscal 2018 is permitted. These updates permit the use of either the retrospective or cumulative effect transition method. We do not believe the standard will impact our recognition of revenue from company-owned restaurants or our recognition of royalty fees from franchisees. We are continuing to evaluate the impact the adoption of this standard will have on the recognition of other less significant revenue transactions.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Brinker International, Inc.:
We have audited the accompanying consolidated balance sheets of Brinker International, Inc. and subsidiaries as of June 29, 2016 and June 24, 2015, and the related consolidated statements of comprehensive income, shareholders' (deficit) equity, and cash flows for each of the years in the three-year period ended June 29, 2016. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brinker International, Inc. and subsidiaries as of June 29, 2016 and June 24, 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended June 29, 2016, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Brinker International, Inc.'s internal control over financial reporting as of June 29, 2016, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated August 29, 2016 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.
/s/ KPMG LLP
Dallas, TX
August 29, 2016

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Brinker International, Inc.:
We have audited Brinker International, Inc.'s internal control over financial reporting as of June 29, 2016, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Brinker International, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.
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
In our opinion, Brinker International, Inc. maintained, in all material respects, effective internal control over financial reporting as of June 29, 2016, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Brinker International, Inc. and subsidiaries as of June 29, 2016 and June 24, 2015, and the related consolidated statements of comprehensive income, shareholders' (deficit) equity, and cash flows for each of the years in the three-year period ended June 29, 2016, and our report dated August 29, 2016 expressed an unqualified opinion on those consolidated financial statements.
/s/ KPMG LLP
Dallas, TX
August 29, 2016

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
We maintain a system of internal control over financial reporting designed to provide reasonable assurance of the reliability of the consolidated financial statements. Our internal audit function monitors and reports on the adequacy of the compliance of the internal control system and appropriate actions are taken to address control deficiencies and other opportunities for improving the system as they are identified. The Audit Committee of the Board of Directors, which is comprised solely of outside directors, provides oversight to the financial reporting process through periodic meetings with our independent registered public accounting firm, internal auditors, and management. Both our independent registered public accounting firm and internal auditors have free access to the Audit Committee. Although no cost-effective internal control system will preclude all errors and irregularities, we believe our internal control over financial reporting as of and for the year ended June 29, 2016 provide reasonable assurance that the consolidated financial statements are reliable.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate internal control over financial reporting. We have assessed the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, we concluded that our internal control over financial reporting was effective as of June 29, 2016.
Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
The effectiveness of our internal control over financial reporting as of June 29, 2016 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its attestation report which is included herein.
/s/ WYMAN T. ROBERTS
WYMAN T. ROBERTS
President and Chief Executive Officer
/s/ THOMAS J. EDWARDS, JR
THOMAS J. EDWARDS, JR
Executive Vice President and Chief Financial Officer