Form 10-K, Exhibit 13
period 2017-06-28
BRINKER INTERNATIONAL INC
filed 2017-08-28
CIK 703351

EXHIBIT 13
BRINKER INTERNATIONAL, INC.
SELECTED FINANCIAL DATA
(in thousands, except per share amounts and number of restaurants)

	Fiscal Years
	2017	2016 (a) (b)	2015 (a)	2014	2013
Income Statement Data:
Revenues:
Company sales	$3,062,579	$3,166,659	$2,904,746	$2,823,069	$2,766,618
Franchise and other revenues	88,258	90,830	97,532	86,426	83,100
Total revenues	3,150,837	3,257,489	3,002,278	2,909,495	2,849,718
Operating Costs and Expenses:
Company restaurants (excluding depreciation and amortization)
Cost of sales	791,321	840,204	775,063	758,028	758,377
Restaurant labor	1,017,945	1,036,005	929,206	905,589	892,413
Restaurant expenses	773,510	762,663	703,334	686,314	658,834
Company restaurant expenses	2,582,776	2,638,872	2,407,603	2,349,931	2,309,624
Depreciation and amortization	156,409	156,368	145,242	136,081	131,481
General and administrative	132,819	127,593	133,467	132,094	134,538
Other gains and charges	22,655	17,180	4,764	49,224	17,300
Total operating costs and expenses	2,894,659	2,940,013	2,691,076	2,667,330	2,592,943
Operating income	256,178	317,476	311,202	242,165	256,775
Interest expense	49,547	32,574	29,006	28,091	29,118
Other, net	(1,877)	(1,485)	(2,081)	(2,214)	(2,658)
Income before provision for income taxes	208,508	286,387	284,277	216,288	230,315
Provision for income taxes	57,685	85,767	89,618	62,249	66,956
Net income	$150,823	$200,620	$194,659	$154,039	$163,359

Basic net income per share	$2.98	$3.47	$3.09	$2.33	$2.28

Diluted net income per share	$2.94	$3.42	$3.02	$2.26	$2.20

Basic weighted average shares outstanding	50,638	57,895	63,072	66,251	71,788

Diluted weighted average shares outstanding	51,250	58,684	64,404	68,152	74,158

Balance Sheet Data:
Working capital	$(292,036)	$(257,209)	$(233,304)	$(271,426)	$(191,796)
Total assets (c)	1,413,700	1,458,450	1,421,450	1,485,612	1,444,762
Long-term obligations (c)	1,460,953	1,248,375	1,091,734	956,408	905,018
Shareholders’ (deficit) equity	(493,681)	(225,576)	(90,812)	63,094	149,357
Dividends per share	$1.36	$1.28	$1.12	$0.96	$0.80
Number of Restaurants Open (End of Year):
Company-owned	1,003	1,001	888	884	877
Franchise	671	659	741	731	714
Total	1,674	1,660	1,629	1,615	1,591

Revenues of franchisees (d)	$1,331,908	$1,348,616	$1,644,015	$1,616,747	$1,632,076
____________________________________________________________________

(a)
We discovered immaterial errors in prior years relating to the accuracy of certain tax accounts. While we concluded that the impact of these errors on our previously-issued consolidated financial statements was not material, we revised our previously-reported consolidated financial statements for the fiscal years ended June 29, 2016 and June 24, 2015. For additional information, see Note 16—Immaterial Correction of Prior Period Financial Statements in the Notes to Consolidated Financial Statements in this Form 10-K.

(b)	Fiscal year 2016 consisted of 53 weeks while all other periods presented consisted of 52 weeks.

(c)
Debt issuance costs are presented in the balance sheet as a direct deduction from the associated debt liability. Amounts presented for fiscal years prior to fiscal 2017 were reclassified from other assets to long-term debt to conform with the current year's presentation.

(d)	Royalty revenues are recognized based on the sales generated and reported to the company by franchisees.

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
We have a 52/53 week fiscal year ending on the last Wednesday in June. Fiscal years 2017 and 2015, which ended on June 28, 2017 and June 24, 2015, respectively, each contained 52 weeks. Fiscal year 2016 ended on June 29, 2016 and contained 53 weeks. The 53rd week in fiscal 2016 contributed additional revenue of approximately $58.3 million. While certain expenses increased in direct relationship to additional revenue from the 53rd week, other expenses, such as fixed costs, are incurred on a calendar month basis.
OVERVIEW
We are principally engaged in the ownership, operation, development, and franchising of the Chili’s Grill & Bar (“Chili’s”) and Maggiano’s Little Italy (“Maggiano’s”) restaurant brands. At June 28, 2017, we owned, operated, or franchised 1,674 restaurants.
We are committed to strategies and initiatives that are centered on long-term sales and profit growth, enhancing the guest experience and team member engagement. These strategies are intended to differentiate our brands from the competition, reduce the costs associated with managing our restaurants and establish a strong presence for our brands in key markets around the world.
Growing sales and traffic continues to be a challenge with increasing competition and heavy discounting in the casual dining industry. Lower oil prices have continued to negatively impact sales in our markets with oil dependent economies. We also believe that casual dining traffic was negatively impacted by lower retail traffic in general, including during the December, 2016 holiday season. U.S. economic growth has been steady in recent years, but wage growth has been slow comparative to the post-recession economic recovery. This wage pressure and increased costs for healthcare has challenged both casual dining restaurant operators and consumers as discretionary income available for restaurant visits has been limited. More consumers are opting to eat at home as the decline in grocery costs relative to casual dining prices allows consumers to save money. Consumers are also taking advantage of discounted fast food options which has placed additional pressure on the casual dining sector. Overall, the industry was softer than we anticipated this year. In response to these economic factors and industry pressures, we have developed both short and long-term strategies that we believe are appropriate for all operating conditions and will provide a solid foundation for future earnings growth.
We continually evaluate our processes and menu at Chili's to identify opportunities where we can improve our service quality and food. We plan to simplify our menu and back of house operations by reducing the number of menu items. We believe this initiative will improve kitchen efficiency and result in meals being delivered hotter and faster to our guests. During fiscal 2017, we upgraded the quality of our chicken crispers to an all-natural chicken and added new flavors such as buffalo bleu cheese crispers and honey chipotle chicken and waffles. We also implemented a new "smash" burger cooking procedure across our burger platform that produces a juicier product and cuts the cooking time nearly in half. We believe that guests are responding favorably to the new products. We were also pleased with the guest preference results from the smokehouse platform added to the menu in fiscal 2017, which features jalapeño cheese sausage, bone-in chicken and our signature baby-back ribs. Additionally, we launched our new line of craft beers in fiscal 2017 featuring regional and national favorites and our Presidente Margarita on tap.
We remain competitive with our value offerings at both lunch and dinner and are committed to offering consistent, quality products at a compelling every day value. We offered a promotional "3 for Me™" platform in January 2017 that allowed guests to combine a salad and mini molten dessert with their choice of fajitas, burgers, smoked chicken or ribs for just $10.00. We will continue to seek opportunities to reinforce value and create interest for the Chili's brand with new and varied offerings to further enhance sales and drive incremental traffic.
During the third quarter of fiscal 2017, we completed a reorganization of the Chili's restaurant operations team and certain departments at the corporate headquarters to better align staffing with our current strategy. This reorganization resulted in pre-tax savings of over $5 million in fiscal 2017. We anticipate pre-tax savings of approximately $12 million on an annualized basis.

The Chili’s brand has leveraged technology initiatives to create a digital guest experience that we believe will help us engage our guests more effectively. We have launched a new online ordering system that expands our current capabilities and gives our guests greater control of their to-go experience. Our upgraded Chili’s mobile app provides the capability for digital curbside service so that guests can order, pay and notify us of their arrival through the app. We have leveraged our tabletop technology to power our loyalty programs and anticipate that guest loyalty programs will be a significant part of our marketing strategy going forward. We believe guest loyalty programs allow us to drive sales and profits by creating more relevant and customized incentives for our guests.
We believe that improvements at Chili's will have a significant impact on the business; however, our results will also benefit through additional contributions from Maggiano's and our global business. Maggiano's opened two restaurants in fiscal 2017 based on our new prototype, which includes a flexible dining area that may be used for banquets or opened up for general seating. This new prototype allows the brand to enter new markets for which the prior model was not suited, but still accommodate smaller banquets. We introduced a new menu at Maggiano’s in the third quarter of fiscal 2017 that includes the addition of Saturday and Sunday brunch, and we believe guests are responding favorably to the new menu and brunch offering. Maggiano's is committed to delivering high quality food and a dining experience in line with this brand's heritage.
Our global Chili's business continues to grow with locations in 30 countries and two territories outside of the United States. Our international franchisees opened 30 new restaurants in fiscal 2017.

RESULTS OF OPERATIONS FOR FISCAL YEARS 2017, 2016, AND 2015

The following table sets forth selected operating data as a percentage of total revenues (unless otherwise noted) for the periods indicated. All information is derived from the accompanying consolidated statements of comprehensive income:

	Fiscal Years
	2017	2016	2015
Revenues:
Company sales	97.2%	97.2%	96.8%
Franchise and other revenues	2.8%	2.8%	3.2%
Total revenues	100.0%	100.0%	100.0%
Operating Costs and Expenses:
Company restaurants (excluding depreciation and amortization)
Cost of sales (a)	25.8%	26.5%	26.7%
Restaurant labor (a)	33.2%	32.7%	32.0%
Restaurant expenses (a)	25.3%	24.1%	24.2%
Company restaurant expenses (a)	84.3%	83.3%	82.9%
Depreciation and amortization	5.0%	4.8%	4.8%
General and administrative	4.2%	3.9%	4.4%
Other gains and charges	0.7%	0.5%	0.2%
Total operating costs and expenses	91.9%	90.3%	89.6%
Operating income	8.1%	9.7%	10.4%
Interest expense	1.6%	0.9%	1.0%
Other, net	(0.1)%	0.0%	(0.1)%
Income before provision for income taxes	6.6%	8.8%	9.5%
Provision for income taxes	1.8%	2.6%	3.0%
Net income	4.8%	6.2%	6.5%
(a) As a percentage of company sales.
REVENUES
Revenues are presented in two separate captions on the consolidated statements of comprehensive income to provide more clarity around company-owned restaurant revenue and operating expense trends. Company sales includes revenues generated by the operation of company-owned restaurants including gift card redemptions. Franchise and other revenues includes royalties, development fees, franchise fees, Maggiano's banquet service charge income, gift card breakage and discounts, digital entertainment revenue, Chili's retail food product royalties and delivery fee income.

Total revenues for fiscal 2017 decreased to $3,150.8 million, a 3.3% decrease from the $3,257.5 million generated for fiscal 2016 driven primarily by a 3.3% decrease in company sales. The decrease in company sales for fiscal 2017 was primarily due to a decline in comparable restaurant sales as well as one less operating week in fiscal 2017, partially offset by an increase in restaurant capacity (see table below). The 53rd week in fiscal 2016 contributed additional revenue of approximately $58.3 million.

	Fiscal Year Ended June 28, 2017
	Comparable Sales (1)	Price Increase	Mix Shift (2)	Traffic	Restaurant Capacity (3)
Company-owned	(2.1)%	1.8%	1.6%	(5.5)%	0.4%
Chili’s	(2.3)%	1.8%	1.7%	(5.8)%	0.3%
Maggiano’s	(0.6)%	2.1%	0.3%	(3.0)%	2.7%
Chili's Franchise(4)	(2.1)%
U.S.	(1.1)%
International	(3.7)%
Chili's Domestic(5)	(2.0)%
System-wide(6)	(2.1)%
____________________________________________________________________

(1)	Comparable restaurant sales includes all restaurants that have been in operation for more than 18 months. Amounts are calculated based on comparable 52 weeks in each fiscal year.

(2)	Mix shift is calculated as the year-over-year percentage change in company sales resulting from the change in menu items ordered by guests.

(3)	Restaurant capacity is measured by sales weeks. Amounts are calculated based on comparable 52 weeks in each fiscal year.

(4)
Revenues generated by franchisees are not included in revenues on the consolidated statements of comprehensive income; however, we generate royalty revenue and advertising fees based on franchisee revenues, where applicable. We believe including franchise comparable restaurant sales provides investors information regarding brand performance that is relevant to current operations and may impact future restaurant development.

(5)	Chili's domestic comparable restaurant sales percentages are derived from sales generated by company-owned and franchise operated Chili's restaurants in the United States.

(6)
System-wide comparable restaurant sales are derived from sales generated by company-owned Chili’s and Maggiano’s restaurants in addition to the sales generated at franchise-operated Chili's restaurants.

Chili’s company sales decreased 3.7% to $2,653.3 million in fiscal 2017 from $2,754.9 million in fiscal 2016. The decrease was primarily due to a decline in comparable restaurant sales as well as one less operating week in fiscal 2017, partially offset by an increase in restaurant capacity. Chili's comparable restaurant sales decreased 2.3% for fiscal 2017 compared to the prior year. Chili's company-owned restaurant capacity increased 0.3% compared to the prior year due to one net restaurant opening during fiscal 2017.
Maggiano’s company sales decreased 0.6% to $409.3 million in fiscal 2017 from $411.8 million in fiscal 2016. The decrease was primarily driven by a decline in comparable restaurant sales as well as one less operating week in fiscal 2017, partially offset by an increase in restaurant capacity. Maggiano’s comparable restaurant sales decreased 0.6% for fiscal 2017 compared to the prior year. Maggiano’s company-owned restaurant capacity increased 2.7% compared to the prior year due one net restaurant opening during fiscal 2017.
Franchise and other revenues decreased 2.8% to $88.3 million in fiscal 2017 compared to $90.8 million in fiscal 2016 primarily driven by a decrease in royalty revenues due to a decline in domestic and international franchise comparable restaurant sales, partially offset by an increase in gift card related revenues. Our franchisees generated approximately $1,332 million in sales in fiscal 2017.

Total revenues for fiscal 2016 increased to $3,257.5 million, an 8.5% increase from the $3,002.3 million generated for fiscal 2015 driven by a 9.0% increase in company sales, partially offset by a 6.9% decrease in franchise and other revenues. The increase in company sales was driven by an increase in restaurant capacity resulting primarily from the acquisition of Pepper Dining as well as additional revenues attributed to the 53rd operating week, partially offset by a decline in comparable restaurant sales (see table below). The 53rd week contributed additional revenue of approximately $58.3 million in fiscal 2016.

	Fiscal Year Ended June 29, 2016
	Comparable Sales (1)	Price Increase	Mix Shift (2)	Traffic	Restaurant Capacity (3)
Company-owned	(2.4)%	1.1%	(0.1)%	(3.4)%	12.3%
Chili’s(4)	(2.6)%	1.0%	0.1%	(3.7)%	12.8%
Maggiano’s	(1.3)%	1.9%	(1.6)%	(1.6)%	3.6%
Chili's Franchise(5)	(0.7)%
U.S.	(1.2)%
International	0.2%
Chili's Domestic(6)	(2.2)%
System-wide(7)	(1.9)%
____________________________________________________________________

(1)	Comparable restaurant sales includes all restaurants that have been in operation for more than 18 months. Amounts are calculated based on comparable 52 weeks in each fiscal year.

(2)	Mix shift is calculated as the year-over-year percentage change in company sales resulting from the change in menu items ordered by guests.

(3)	Restaurant capacity is measured by sales weeks. Amounts are calculated based on comparable 52 weeks in each fiscal year.

(4)	Chili's company-owned comparable restaurant sales includes 103 Chili's restaurants acquired from a franchisee in the first quarter of fiscal 2016.

(5)
Revenues generated by franchisees are not included in revenues on the consolidated statements of comprehensive income; however, we generate royalty revenue and advertising fees based on franchisee revenues, where applicable. We believe including franchise comparable restaurant sales provides investors information regarding brand performance that is relevant to current operations and may impact future restaurant development.

(6)	Chili's domestic comparable restaurant sales percentages are derived from sales generated by company-owned and franchise operated Chili's restaurants in the United States.

(7)
System-wide comparable restaurant sales are derived from sales generated by company-owned Chili’s and Maggiano’s restaurants in addition to the sales generated at franchise-operated Chili's restaurants.

Chili’s company sales increased to $2,754.9 million in fiscal 2016, a 10.1% increase from $2,503.1 million in fiscal 2015. The increase was primarily driven by increased restaurant capacity as well as the additional operating week, partially offset by a decline in comparable restaurant sales. Chili's company-owned restaurant capacity increased 12.8% compared to the prior year due to the acquisition of 103 Chili's restaurants on June 25, 2015 from a franchisee and to eight net restaurant openings during fiscal 2016. Comparable restaurant sales decreased 2.6% for fiscal 2016.
Maggiano’s company sales increased to $411.8 million in fiscal 2016, a 2.5% increase from $401.6 million in fiscal 2015 primarily driven by increases in restaurant capacity as well as the additional operating week. Maggiano's restaurant capacity increased 3.6% for fiscal 2016 compared to the prior year due to two restaurant openings during the fiscal year.
Franchise and other revenues decreased 6.9% to $90.8 million in fiscal 2016 compared to $97.5 million in fiscal 2015 driven by a decrease in royalty revenues resulting from the acquisition of 103 Chili's restaurants from a former franchisee, partially offset by higher revenues associated with digital entertainment revenue and higher franchise and development fees. Our franchisees generated approximately $1,349 million in sales in fiscal 2016.
COSTS AND EXPENSES
Cost of sales, as a percent of company sales, decreased 0.7% in fiscal 2017 due to increased menu pricing, favorable commodity pricing primarily related to beef and poultry and favorable menu item mix, partially offset by unfavorable commodity pricing related to avocados. Cost of sales, as a percent of company sales, decreased 0.2% in fiscal 2016 due to increased menu pricing and favorable commodity pricing related to burger meat, seafood and cheese, partially offset by unfavorable menu item mix and commodity pricing primarily related to steak and poultry.
Restaurant labor, as a percent of company sales, increased 0.5% in fiscal 2017 primarily due to higher wage rates and sales deleverage. Restaurant labor, as a percent of company sales, increased 0.7% in fiscal 2016 primarily driven by higher wage rates, partially offset by lower incentive bonus.

Restaurant expenses, as a percent of company sales, increased 1.2% in fiscal 2017 primarily due to higher advertising and marketing related expenses, sales deleverage due to a decline in comparable restaurant sales as well as one less operating week compared to the prior year, and increased workers' compensation insurance expenses. Restaurant expenses, as a percent of company sales, decreased 0.1% in fiscal 2016 primarily driven by leverage related to the additional operating week, decreased advertising and workers' compensation insurance expenses, partially offset by higher repairs and maintenance and rent expenses.
Depreciation and amortization was flat in fiscal 2017 compared to fiscal 2016. Depreciation on asset replacements and new restaurant openings was offset by an increase in fully-depreciated assets and restaurant closures. Depreciation and amortization increased $11.1 million in fiscal 2016 primarily due to depreciation on acquired restaurants, asset replacements, new restaurant openings and investments in the Chili's reimage program, partially offset by an increase in fully-depreciated assets.
General and administrative expenses increased $5.2 million in fiscal 2017 primarily due to higher performance-based compensation and professional fees, partially offset by lower payroll due to reduced headcount and lower stock-based compensation expenses. General and administrative expenses decreased $5.9 million in fiscal 2016 due to lower performance-based compensation, partially offset by the termination of accounting and information technology support fees resulting from the acquisition of 103 Chili's restaurants.
Other gains and charges were $22.7 million in fiscal 2017. We incurred $6.6 million in severance and other benefits related to organizational changes to better align our staffing with the current management strategy and resource needs. Additionally, we recorded restaurant impairment charges of $5.2 million primarily related to the long-lived assets and reacquired franchise rights of ten underperforming Chili's restaurants which will continue to operate. We also recorded restaurant closure charges of $4.1 million primarily related to lease charges and other costs associated with closed restaurants. Furthermore, we incurred $2.7 million of professional fees and severance associated with our information technology restructuring offset by a $2.7 million gain on the sale of property. We also recorded accelerated depreciation charges of $2.0 million related to long-lived assets to be disposed of and lease guarantee charges of $1.1 million related to leases that were assigned to a divested brand. Other charges primarily include $2.4 million of expenses for consulting fees related to a special project.
Other gains and charges were $17.2 million in fiscal 2016. We recorded impairment charges of $10.7 million primarily related to seven underperforming restaurants that either continue to operate or closed in fiscal 2017 and $1.0 million related to a cost method investment. We recorded restaurant closure charges of $3.8 million that primarily consisted of additional lease and other costs associated with closed restaurants. We also incurred $3.3 million in severance and other benefits related to organizational changes. We were a plaintiff in a class action lawsuit against US Foods styled as In re U.S. Foodservice, Inc. Pricing Litigation. A settlement agreement was fully executed by all parties in September 2015, and we received approximately $2.0 million during the second quarter of fiscal 2016 in settlement of this litigation. We also received net proceeds of $1.2 million from British Petroleum in the fourth quarter of fiscal 2016 related to the 2010 Gulf of Mexico oil spill judgment. Additionally, we recorded a $2.9 million gain on the sale of several properties and $0.7 million of transaction costs related to the acquisition of Pepper Dining. Other charges primarily included $1.4 million of expenses to reserve for royalties, rents and other outstanding amounts related to a bankrupt franchisee and $1.2 million of professional service fees associated with organizational changes.
Other gains and charges in fiscal 2015 were $4.8 million. We were a plaintiff in the antitrust litigation against Visa and MasterCard styled as Progressive Casualty Insurance Co., et al. v. Visa, Inc., et al.  A settlement agreement was fully executed by all parties in January 2015 and we recognized a gain of approximately $8.6 million. During the second quarter of fiscal 2015, the class action lawsuit styled as Hohnbaum, et al. v. Brinker Restaurant Corp., et al. ("Hohnbaum case") was finalized resulting in an additional charge of approximately $5.8 million to adjust our previous estimate of the final settlement amount. In February 2015, we funded the settlement in the amount of $44.0 million against our previously established reserve. Additionally, during fiscal 2015 we recorded restaurant impairment charges of $2.3 million related to underperforming restaurants that either continue to operate or closed during fiscal 2017. We also recorded restaurant closure charges of $1.7 million primarily related to lease termination charges and a $1.1 million loss primarily related to the sale of two company-owned restaurants located in Mexico. We incurred $1.2 million in severance and other benefits related to organizational changes made during the fiscal year. The severance charges included expenses related to the accelerated vesting of stock-based compensation awards. We incurred expenses of approximately $1.1 million during fiscal 2015 related to the acquisition of 103 Chili's restaurants subsequent to the end of the year.
Interest expense increased $17.0 million in fiscal 2017 resulting from higher borrowing balances. Interest expense increased $3.6 million in fiscal 2016 resulting from higher borrowing balances, partially offset by lower interest rates.
Other, net in fiscal 2017, 2016, and 2015 includes $1.6 million, $1.2 million and $1.8 million, respectively, of sublease income primarily from franchisees as part of the respective sale agreements, as well as other subtenants.
SEGMENT RESULTS
Chili’s revenues decreased 3.7% to $2,720.0 million in fiscal 2017 from $2,823.4 million in fiscal 2016. The decrease was primarily due to a decline in comparable restaurant sales as well as one less operating week in fiscal 2017, partially offset by an increase in restaurant capacity. Chili’s operating income, as a percent of total revenues, was 11.8% in fiscal 2017 compared to 13.3% in fiscal 2016. The decrease was primarily driven by sales deleverage, higher restaurant labor wage rates and higher advertising and marketing related expenses, partially offset by increased menu pricing and favorable commodity pricing. The decrease in Chili's operating income was also due to costs incurred for severance and other benefits related to organizational changes and restaurant closure charges.
Chili’s revenues increased 9.5% to $2,823.4 million in fiscal 2016 from $2,579.0 million in fiscal 2015. The increase was primarily driven by increased restaurant capacity as well as the additional operating week, partially offset by a decline in comparable restaurant sales. Chili’s operating income, as a percent of total revenues, was 13.3% in fiscal 2016 compared to 14.5% in fiscal 2015. The decrease was primarily driven by higher restaurant labor wage rates, repairs and maintenance and rent expenses, depreciation related to acquired and new restaurants, and impairment charges for underperforming restaurants, partially offset by leverage related to the additional operating week and decreased advertising expenses. Cost of sales was flat due to increased menu pricing and favorable commodity prices offset by unfavorable mix.
Maggiano’s revenues decreased 0.8% to $430.8 million in fiscal 2017 from $434.1 million in fiscal 2016. The decrease was primarily driven by a decline in comparable restaurant sales as well as one less operating week in fiscal 2017, partially offset by an increase in restaurant capacity. Maggiano’s operating income, as a percent of total revenues, was 10.7% in fiscal 2017 compared to 10.3% in fiscal 2016. The increase was primarily due to favorable commodity pricing and increased menu pricing, partially offset by sales deleverage, higher workers' compensation insurance expenses, advertising expenses and unfavorable menu item mix. The increase in Maggiano's operating income was also due to an impairment charge in fiscal 2016 for an underperforming restaurant.
Maggiano’s revenues increased 2.6% to $434.1 million in fiscal 2016 from $423.3 million in fiscal 2015 primarily driven by an increase in restaurant capacity as well as the additional operating week. Maggiano’s operating income, as a percent of total revenues, was 10.3% in fiscal 2016 compared to 10.0% in fiscal 2015. The increase was primarily driven by lower cost of sales related to increased menu pricing and favorable commodity pricing and mix, leverage related to the additional operating week and decreased advertising expenses, partially offset by higher restaurant labor wage rates, repairs and maintenance expense and an impairment charge for an underperforming restaurant.
INCOME TAXES
The effective income tax rate for fiscal 2017 decreased to 27.7% compared to 29.9% in the prior year due to the decline in profit in fiscal 2017 compared to the prior year coupled with no significant change in realized tax credits, most notably the FICA tip credit. The FICA tip credit in fiscal 2017 was consistent with prior year and therefore the decline in profit before taxes resulted in a decrease in the effective tax rate in comparison to fiscal 2016. The resolution of uncertain tax positions resulted in a net reduction in tax expense for fiscal 2017 but to a lesser extent than in fiscal 2016.
The effective income tax rate for fiscal 2016 decreased to 29.9% compared to 31.5% in the prior year due to the impact of tax benefits primarily related to permanent items in fiscal 2016 such as the FICA tax credit and state income taxes, net of Federal benefit. The decrease in the fiscal 2016 effective income tax rate is also attributable to the benefits associated with the release of the valuation allowance for state tax net operating losses and the resolution of certain tax positions.
LIQUIDITY AND CAPITAL RESOURCES
Cash Flows
Cash Flows From Operating Activities
During fiscal 2017, net cash flow provided by operating activities was $312.9 million compared to $394.7 million in the prior year. Cash flow from operations decreased due to the impact of adopting the final IRS tangible property regulations in fiscal 2016 and decreased earnings in the current year, partially offset by an increase due to the prior year impact of the acquisition of Pepper Dining in addition to lower payments related to performance-based compensation liabilities.
During fiscal 2016, net cash flow provided by operating activities was $394.7 million compared to $368.6 million in the prior year. Fiscal 2015 cash flow from operations was negatively impacted by the payment of the legal settlement in the Hohnbaum case. Fiscal 2016 cash from operations was negatively impacted by the settlement of liabilities assumed as part of the acquisition of Pepper Dining. Excluding the impact of these two items, cash flow from operations was relatively consistent between fiscal 2016 and fiscal 2015.

Cash Flows From Investing Activities

	2017	2016	2015
Net cash used in investing activities (in thousands):
Payments for property and equipment	$(102,573)	$(112,788)	$(140,262)
Proceeds from sale of assets	3,157	4,256	1,950
Payment for business acquisition, net of cash acquired	—	(105,577)	—
	$(99,416)	$(214,109)	$(138,312)
Net cash used in investing activities for fiscal 2017 decreased to $99.4 million compared to $214.1 million in the prior year primarily due to the acquisition of Pepper Dining for $105.6 million in fiscal 2016. Capital expenditures decreased to $102.6 million for fiscal 2017 compared to $112.8 million for fiscal 2016 primarily due to a decrease in Chili's new restaurant construction, partially offset by the purchase of new beer taps for the new line of craft beers at Chili's.
Net cash used in investing activities for fiscal 2016 increased to $214.1 million compared to $138.3 million in the prior year primarily due to the acquisition of Pepper Dining for $105.6 million in fiscal 2016. Capital expenditures decreased to $112.8 million for fiscal 2016 compared to $140.3 million for fiscal 2015 primarily due to decreased spending on the Chili's reimage program in fiscal 2016 compared to the prior year, partially offset by increased normal asset replacements and new restaurant construction for Chili's. The reimage program was substantially completed in fiscal 2015.
Cash Flows From Financing Activities

	2017	2016	2015
Net cash used in financing activities (in thousands):
Proceeds from issuance of long-term debt	$350,000	$—	$—
Purchases of treasury stock	(370,877)	(284,905)	(306,255)
Payments on revolving credit facility	(388,000)	(110,000)	(177,000)
Borrowings on revolving credit facility	250,000	256,500	480,750
Payments of dividends	(70,771)	(74,066)	(70,832)
Payments for debt issuance costs	(10,216)	—	(2,501)
Proceeds from issuances of treasury stock	5,621	6,147	16,259
Payments on long-term debt	(3,832)	(3,402)	(189,177)
Excess tax benefits from stock-based compensation	2,223	5,460	15,893
	$(235,852)	$(204,266)	$(232,863)
Net cash used in financing activities for fiscal 2017 increased to $235.9 million compared to $204.3 million in the prior year. During fiscal 2017, we changed our capital structure by increasing leverage through the issuance of long-term debt and using the majority of the proceeds to return capital to shareholders in the form of share repurchases.
In September 2016, we entered into a $300.0 million accelerated share repurchase agreement ("ASR Agreement") with Bank of America, N.A. (“BofA”). The ASR Agreement settled in January 2017. Pursuant to the terms of the ASR Agreement, we paid BofA $300.0 million in cash and received 5.9 million shares of our common stock. We also repurchased approximately 1.6 million additional shares of common stock for a total of 7.5 million shares during fiscal 2017 for a total of $370.9 million. The repurchased shares included shares purchased as part of our share repurchase program and shares repurchased to satisfy team member tax withholding obligations on the vesting of restricted shares.
On September 23, 2016, we completed the private offering of $350.0 million of our 5.0% senior notes due October 2024 (the "2024 Notes"). We received proceeds of $350.0 million prior to debt issuance costs of $6.2 million and utilized the proceeds to fund a $300 million accelerated share repurchase agreement and to repay $50.0 million on the amended $1 billion revolving credit facility. The notes require semi-annual interest payments which began on April 1, 2017.
The indenture for the 2024 Notes contains certain covenants, including, but not limited to, limitations and restrictions on the ability of the Company and its Restricted Subsidiaries (as defined in the indenture) to (i) create liens on Principal Property (as defined in the Indenture), (ii) enter into any Sale and Leaseback Transaction (as defined in the Indenture) with respect to any property, and (iii) merge, consolidate or amalgamate with or into any other person or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all of their property. These covenants are subject to a number of important conditions, qualifications, exceptions and limitations.
On September 13, 2016, we amended the revolving credit facility to increase the borrowing capacity from $750 million to $1 billion. We capitalized debt issuance costs of $4.0 million associated with the amendment of the revolving credit facility, which is included in other assets in the consolidated balance sheet as of June 28, 2017. During fiscal 2017, net payments of $138.0 million were made on the revolving credit facility. As of June 28, 2017, $392.3 million was outstanding under the revolving credit facility. Subsequent to the end of the fiscal year, an additional $110.0 million was drawn from the $1 billion revolving credit facility.
Under the amended $1 billion revolving credit facility, the maturity date for $890.0 million of the facility was extended from March 12, 2020 to September 12, 2021 and the remaining $110.0 million remains due on March 12, 2020. The amended revolving credit facility bears interest of LIBOR plus an applicable margin, which is a function of our credit rating and debt to cash flow ratio, but is subject to a maximum of LIBOR plus 2.00%. Based on our current credit rating, we are paying interest at a rate of LIBOR plus 1.38% for a total of 2.60%. One month LIBOR at June 28, 2017 was approximately 1.22%. As of June 28, 2017, $607.8 million of credit was available under the revolving credit facility. As of June 28, 2017, we were in compliance with all financial debt covenants.
As of June 28, 2017, our credit rating by Fitch Ratings ("Fitch") and Standard and Poor’s (“S&P”) was BB+ and our Corporate Family Rating by Moody's was Ba1, all with a stable outlook. In August 2016, Fitch downgraded Brinker from BBB- to BB+ with a stable outlook and in September 2016 confirmed the rating. In September 2016, S&P downgraded Brinker's corporate credit rating from BBB- to BB+ with a stable outlook and Moody's downgraded Brinker's Corporate Family Rating from Baa3 to Ba1 with a stable outlook. We anticipated these credit rating downgrades as a result of the change in our capital structure in fiscal 2017. Our goal is to maintain strong free cash flow to support leverage that we believe is appropriate to allow ongoing investment in the business and return of capital to shareholders.
We paid dividends of $70.8 million to common stock shareholders in fiscal 2017 compared to $74.1 million in dividends paid in fiscal 2016. Our Board of Directors approved a 6.3% increase in the quarterly dividend from $0.32 to $0.34 per share effective with the dividend declared in August 2016. We also declared a quarterly dividend of $0.34 per share in May 2017 which was paid subsequent to the end of the fiscal year on June 29, 2017 in the amount of $16.6 million. Subsequent to the end of the fiscal year, our Board of Directors approved an 11.8% increase in the quarterly dividend from $0.34 to $0.38 per share effective with the dividend declared in August 2017.
In August 2016, our Board of Directors authorized a $150.0 million increase to our existing share repurchase program resulting in total authorizations of $4.3 billion. As of June 28, 2017, approximately $115.8 million was available under our share repurchase authorizations. Our stock repurchase plan has been and will be used to return capital to shareholders and to minimize the dilutive impact of stock options and other share-based awards. Repurchased common stock is reflected as an increase in treasury stock within shareholders’ deficit. During fiscal 2017, approximately 225,000 stock options were exercised resulting in cash proceeds of approximately $5.6 million. Subsequent to the end of the fiscal year, our Board of Directors authorized a $250 million increase to our existing share repurchase program, bringing the total amount available for repurchases to approximately $365 million.
Net cash used in financing activities for fiscal 2016 decreased to $204.3 million compared to $232.9 million in the prior year primarily due to an increase in net borrowing activity and a decrease in spending on share repurchases, partially offset by decreases in proceeds from issuance of treasury stock and excess tax benefits from stock-based compensation.
We repurchased approximately 5.8 million shares of our common stock for $284.9 million during fiscal 2016, including shares purchased as part of our share repurchase program and shares repurchased to satisfy team member tax withholding obligations on the vesting of restricted shares.
During fiscal 2016, $256.5 million was drawn from the $750 million revolving credit facility primarily to fund the acquisition of Pepper Dining and for share repurchases. We repaid a total of $110.0 million of the revolving credit facility during fiscal 2016.
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
In August 2015, our Board of Directors authorized a $250.0 million increase to our existing share repurchase program resulting in total authorizations of $4.2 billion. As of June 29, 2016, approximately $333.0 million was available under our share repurchase authorizations. Repurchased common stock is reflected as an increase in treasury stock within shareholders’ deficit. During fiscal 2016, approximately 234,000 stock options were exercised resulting in cash proceeds of $6.1 million.
Cash Flow Outlook
We believe that our various sources of capital, including future cash flow from operating activities and availability under our existing credit facility are adequate to finance operations as well as the repayment of current debt obligations. We are not aware of any other event or trend that would potentially affect our liquidity. In the event such a trend develops, we believe that there are sufficient funds available under our credit facility and from our internal cash generating capabilities to adequately manage our ongoing business.We periodically evaluate ways to monetize the value of our owned real estate and should alternatives become available that are more cost effective than our financing options currently available, we will consider execution of those alternatives.

Payments due under our contractual obligations for outstanding indebtedness, purchase obligations as defined by the Securities and Exchange Commission (“SEC”), and the expiration of the credit facility as of June 28, 2017 are as follows:

	Payments Due by Period (in thousands)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt (a)	$1,292,250	$250,000	$—	$392,250	$650,000
Interest (b)	250,419	45,824	78,647	70,573	55,375
Capital leases	59,419	11,823	14,800	8,722	24,074
Operating leases	606,855	122,598	207,883	146,291	130,083
Purchase obligations (c)	117,698	30,679	48,415	31,660	6,944
	Amount of Revolving Credit Facility Expiration by Period (in thousands)
	Total Commitment	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Revolving credit facility	$1,000,000	$—	$110,000	$890,000	$—
____________________________________________________________________

(a)
Long-term debt consists of principal amounts owed on the revolver, 2.60% notes, 3.88% notes, and 5.00% notes. Obligations under our 2.60% notes, which will mature in May 2018, have been classified as long-term, reflecting our ability to refinance these notes through our existing revolving credit facility. As of June 28, 2017, $607.8 million of credit is available under the revolving credit facility.

(b)
Interest consists of remaining interest payments on the 2.60%, 3.88% and 5.00% notes totaling $207.5 million and remaining interest payments on the revolver totaling $42.9 million. The interest rates on the notes are fixed whereas the interest rate on the revolver is variable. We have assumed that the revolver balance remains outstanding at $392.3 million until the maturity date of September 12, 2021 using the interest rate as of June 28, 2017 which was approximately 2.60%.

(c)
A “purchase obligation” is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase obligations primarily consist of long-term obligations for the purchase of fountain beverages and professional services contracts and exclude agreements that are cancelable without significant penalty.

In addition to the amounts shown in the table above, $3.1 million of unrecognized tax benefits have been recorded as liabilities. The timing and amounts of future cash payments related to these liabilities are uncertain.
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
OFF-BALANCE SHEET ARRANGEMENTS
We have obligations for guarantees on certain lease agreements and letters of credit as disclosed in Note 14 - Commitments and Contingencies, in our consolidated financial statements included in this report. Other than these items, we do not have any off-balance sheet arrangements.
CRITICAL ACCOUNTING ESTIMATES
Our significant accounting policies are disclosed in Note 1 to our consolidated financial statements. The following discussion addresses our most critical accounting estimates, which are those that are most important to the portrayal of our financial condition and results, and that require significant judgment.
Stock-Based Compensation
We measure and recognize compensation cost at fair value for all share-based payments. We determine the fair value of our performance shares that contain a market condition using a Monte Carlo simulation model. The Monte Carlo method is a statistical modeling technique that requires highly judgmental assumptions regarding our future operating performance compared to our plan designated peer group in the future. The simulation is based on a probability model and market-based inputs that are used to predict future stock returns. We use the historical operating performance and correlation of stock performance to the S&P 500 composite index of us and our peer group as inputs to the simulation model. These historical returns could differ significantly in the future and as a result, the fair value assigned to the performance shares could vary significantly to the final payout. We believe the Monte Carlo simulation model provides the best evidence of fair value at the grant date and is an appropriate technique for valuing share-based awards. We determine the fair value of our stock option awards using the Black-Scholes option valuation model. The Black-Scholes model requires judgmental assumptions including expected life and stock price volatility. We base our expected life assumptions on historical experience regarding option life. Stock price volatility is calculated based on historical prices and the expected life of the options. We measure and recognize compensation expense for our performance shares granted in fiscal 2017 that contain a company-specific performance condition at the grant date fair value of the awards that are expected to vest based on management's periodic estimates of the number of shares that will ultimately be issued. Management's estimates require highly judgmental assumptions regarding our future operating performance and could result in estimates of compensation expense that vary significantly over the vesting period. Changes in estimates of compensation expense are recognized as an adjustment in the period of the change, as appropriate. We recognize compensation expense for only the portion of share-based awards that are expected to vest. Therefore, we apply estimated forfeiture rates that are derived from our historical forfeitures of similar awards.
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
We have recorded deferred tax assets reflecting the benefit of income tax credits and state loss carryforwards, which expire in varying amounts. Realization is dependent on generating sufficient taxable income in the relevant jurisdiction prior to expiration of the income tax credits and state loss carryforwards. Although realization is not assured, management believes it is more likely than not that the recognized deferred tax assets will be realized. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.
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
Impairment of Long-Lived Assets
We review the carrying amount of property and equipment semi-annually or when events or circumstances indicate that the carrying amount may not be recoverable. The impairment test is a two-step process. Step one includes comparing the operating cash flows of the restaurants over their remaining service life to their carrying value. If the cash flows exceed the carrying value, then the assets are not impaired and no further evaluation is required. If the carrying value of the property and equipment exceeds its cash flows, impairment may exist and performing step two is necessary to determine the impairment loss. If the carrying amount is not recoverable, we record an impairment charge for the excess of the carrying amount over the fair value. We determine fair value based on discounted projected future operating cash flows of the restaurants over their remaining service life using a risk adjusted discount rate that is commensurate with the inherent risk. This process requires the use of estimates and assumptions, which are subject to a high degree of judgment.
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
We determine fair value based on a combination of market-based values and discounted projected future operating cash flows of the reporting units using a risk adjusted discount rate that is commensurate with the risk inherent in our current business model. We make assumptions regarding future profits and cash flows, expected growth rates, terminal values and other factors which could significantly impact the fair value calculations. In the event that these assumptions change in the future, we may be required to record impairment charges related to goodwill. The fair value of our reporting units was substantially in excess of the carrying values as of our fiscal 2017 goodwill impairment tests that were performed at the end of the second quarter. No indicators of impairment were identified from the date of our impairment test through the end of fiscal year 2017.
Self-Insurance
We are self-insured for certain losses related to health, general liability and workers’ compensation. We maintain stop loss coverage with third party insurers to limit our total exposure. The self-insurance liability represents an estimate of the ultimate cost of claims incurred and unpaid as of the balance sheet date. The estimated liability is not discounted and is established based upon analysis of historical data and actuarial estimates and is reviewed on a quarterly basis to ensure that the liability is appropriate. If actual trends, including the severity or frequency of claims, differ from our estimates, our financial results could be impacted.
Gift Card Revenue
Proceeds from the sale of gift cards are recorded as deferred revenue and recognized as revenue when the gift card is redeemed by the holder. Breakage income represents the value associated with the portion of gift cards sold that will most likely never be redeemed. Based on our historical gift card redemption patterns and considering our gift cards have no expiration dates or dormancy fees, we can reasonably estimate the amount of gift card balances for which redemption is remote and record breakage income based on this estimate. We recognize breakage income within the franchise and other revenues caption in the consolidated statements of comprehensive income. We update our breakage rate estimate periodically and, if necessary, adjust the deferred revenue balance accordingly. If actual redemption patterns vary from our estimate, actual gift card breakage income may differ from the amounts recorded. Changing our breakage-rate assumption on unredeemed gift cards by 25 basis points would result in an impact to our consolidated statement of comprehensive income of approximately $6.8 million.
Recent Accounting Pronouncements
In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This update eliminates step two of the goodwill impairment analysis. Companies will no longer be required to perform a hypothetical purchase price allocation to measure goodwill impairment. Instead, they will measure impairment as the difference between the carrying amount and the fair value of the reporting unit. This update is effective for annual and interim periods for fiscal years beginning after December 15, 2019, which will require us to adopt these provisions in the first quarter of fiscal 2021. Early adoption is permitted for interim or annual goodwill impairment tests performed with measurement dates after January 1, 2017. The update will be applied on a prospective basis. We do not expect the adoption of this guidance to have any impact on our consolidated financial statements as the fair value of our reporting units is substantially in excess of the carrying values.
In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments (Topic 230). This update provides clarification regarding how certain cash receipts and cash payments are presented and classified in the statement of cash flows. This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. This update is effective for annual and interim periods for fiscal years beginning after December 15, 2017, which will require us to adopt these provisions in the first quarter of fiscal 2019. Early adoption is permitted for financial statements that have not been previously issued. The update will be applied on a retrospective basis. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements or debt covenants.
In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting (Topic 718). This update was issued as part of the FASB’s simplification initiative and affects all entities that issue share-based payment awards to their employees. The amendments in this update cover such areas as the recognition of excess tax benefits and deficiencies, the classification of those excess tax benefits on the statement of cash flows, an accounting policy election for forfeitures, the amount an employer can withhold to cover income taxes and still qualify for equity classification and the classification of those taxes paid on the statement of cash flows. This update is effective for annual and interim periods for fiscal years beginning after December 15, 2016, which will require us to adopt these provisions in the first quarter of fiscal 2018.  Adoption of the new guidance will require recognition of excess tax benefits and tax deficiencies in the consolidated statements of comprehensive income on a prospective basis, with a cumulative effect adjustment to retained earnings for any prior year excess tax benefits or tax deficiencies not previously recorded. In addition, this guidance will require reclassification of excess tax benefits from cash flows from financing activities to cash flows from operating activities on the consolidated statements of cash flows. We expect to apply this change on a retrospective basis. Based on our current stock price, we expect the adoption of the new guidance in the first quarter of fiscal 2018 will result in the recognition of a discrete tax expense of approximately $2 million in the provision for income taxes on our fiscal 2018 consolidated statements of comprehensive income. The inclusion of excess tax benefits and deficiencies within our provision for income taxes will increase its volatility as the amount of excess tax benefits or deficiencies from share-based compensation awards depends on our stock price at the date the awards vest. We expect that adoption of the remaining provisions in the update noted above will not have a material impact on our consolidated financial statements.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This update requires a lessee to recognize on the balance sheet a liability to make lease payments and a corresponding right-of-use asset for virtually all leases, other than leases with a term of 12 months or less. The update also requires additional disclosures about the amount, timing, and uncertainty of cash flows arising from leases. This update is effective for annual and interim periods for fiscal years beginning after December 15, 2018, which will require us to adopt these provisions in the first quarter of fiscal 2020. Early adoption is permitted for financial statements that have not been previously issued. This update will be applied on a modified retrospective basis. We anticipate implementing the standard by taking advantage of the practical expedient option. The discounted minimum remaining rental payments will be the starting point for determining the right-of-use asset and lease liability. We had operating leases with remaining rental payments of approximately $606.9 million at the end of fiscal 2017. We expect that adoption of the new guidance will have a material impact on our consolidated balance sheets due to recognition of the right-of-use asset and lease liability related to our current operating leases. The process of evaluating the full impact of the new guidance on our consolidated financial statements and disclosures is ongoing, but we anticipate the initial evaluation of the impact will be completed in fiscal 2018.
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The FASB has subsequently amended this update by issuing additional ASU's that provide clarification and further guidance around areas identified as potential implementation issues. These updates provide a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. These updates also require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU 2015-14 delaying the effective date of adoption. These updates are now effective for annual and interim periods for fiscal years beginning after December 15, 2017, which will require us to adopt these provisions in the first quarter of fiscal 2019. Early application in fiscal 2018 is permitted. These updates permit the use of either the retrospective or cumulative effect transition method. We do not believe these updates will impact our recognition of revenue from sales generated at company-owned restaurants or our recognition of royalty fees from franchisees. We are continuing to evaluate the impact the adoption of these updates will have on the recognition of revenue related to our gift card and loyalty programs and our franchise agreements, as well as which adoption method will be used. The process of evaluating the full impact of the new guidance on our consolidated financial statements and disclosures is ongoing, but we anticipate the initial evaluation of the impact will be completed in the first half of fiscal 2018.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to interest rate risk on short-term and long-term financial instruments carrying variable interest rates. The variable rate financial instruments consist of the outstanding borrowings on our revolving credit facility. At June 28, 2017, $392.3 million was outstanding under the revolving credit facility. The impact on our annual results of operations of a one-point interest rate change on the outstanding balance of these variable rate financial instruments as of June 28, 2017 would be approximately $3.9 million.
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

BRINKER INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands, except per share amounts)

	Fiscal Years
	2017	2016	2015
Revenues:
Company sales	$3,062,579	$3,166,659	$2,904,746
Franchise and other revenues	88,258	90,830	97,532
Total revenues	3,150,837	3,257,489	3,002,278
Operating costs and expenses:
Company restaurants (excluding depreciation and amortization)
Cost of sales	791,321	840,204	775,063
Restaurant labor	1,017,945	1,036,005	929,206
Restaurant expenses	773,510	762,663	703,334
Company restaurant expenses	2,582,776	2,638,872	2,407,603
Depreciation and amortization	156,409	156,368	145,242
General and administrative	132,819	127,593	133,467
Other gains and charges	22,655	17,180	4,764
Total operating costs and expenses	2,894,659	2,940,013	2,691,076
Operating income	256,178	317,476	311,202
Interest expense	49,547	32,574	29,006
Other, net	(1,877)	(1,485)	(2,081)
Income before provision for income taxes	208,508	286,387	284,277
Provision for income taxes	57,685	85,767	89,618
Net income	$150,823	$200,620	$194,659

Basic net income per share	$2.98	$3.47	$3.09

Diluted net income per share	$2.94	$3.42	$3.02

Basic weighted average shares outstanding	50,638	57,895	63,072

Diluted weighted average shares outstanding	51,250	58,684	64,404

Other comprehensive loss:
Foreign currency translation adjustment	$(327)	$(2,964)	$(7,690)
Other comprehensive loss	(327)	(2,964)	(7,690)
Comprehensive income	$150,496	$197,656	$186,969

Dividends per share	$1.36	$1.28	$1.12

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	June 28, 2017	June 29, 2016
ASSETS
Current Assets:
Cash and cash equivalents	$9,064	$31,446
Accounts receivable, net	44,658	45,612
Inventories	24,997	25,104
Restaurant supplies	46,380	45,455
Prepaid expenses	29,293	30,825
Total current assets	154,392	178,442
Property and Equipment, at Cost:
Land	149,098	147,626
Buildings and leasehold improvements	1,655,227	1,626,924
Furniture and equipment	713,228	663,472
Construction-in-progress	21,767	23,965
	2,539,320	2,461,987
Less accumulated depreciation and amortization	(1,538,706)	(1,418,835)
Net property and equipment	1,000,614	1,043,152
Other Assets:
Goodwill	163,953	164,007
Deferred income taxes, net	37,029	14,325
Intangibles, net	27,512	30,225
Other	30,200	28,299
Total other assets	258,694	236,856
Total assets	$1,413,700	$1,458,450
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities:
Current installments of long-term debt	$9,649	$3,563
Accounts payable	104,231	95,414
Gift card liability	126,482	122,329
Accrued payroll	70,281	70,999
Other accrued liabilities	121,582	121,324
Income taxes payable	14,203	22,022
Total current liabilities	446,428	435,651
Long-term debt, less current installments	1,319,829	1,110,693
Other liabilities	141,124	137,682
Commitments and Contingencies (Notes 9 and 14)
Shareholders’ Deficit:
Common stock—250,000,000 authorized shares; $0.10 par value; 176,246,649 shares issued and 48,440,721 shares outstanding at June 28, 2017 and 176,246,649 shares issued and 55,420,656 shares outstanding at June 29, 2016	17,625	17,625
Additional paid-in capital	502,074	495,110
Accumulated other comprehensive loss	(11,921)	(11,594)
Retained earnings	2,627,073	2,545,716
	3,134,851	3,046,857
Less treasury stock, at cost (127,805,928 shares at June 28, 2017 and 120,825,993 shares at June 29, 2016)	(3,628,532)	(3,272,433)
Total shareholders’ deficit	(493,681)	(225,576)
Total liabilities and shareholders’ deficit	$1,413,700	$1,458,450

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY
(In thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total
	Shares	Amount
Balances at June 25, 2014	64,559	$17,625	$484,320	$2,306,532	$(2,744,443)	$(940)	$63,094
Correction of error (a)	—	—	—	(10,317)	—	—	(10,317)
Net income (a)	—	—	—	194,659	—	—	194,659
Other comprehensive loss	—	—	—	—	—	(7,690)	(7,690)
Dividends ($1.12 per share)	—	—	—	(71,543)	—	—	(71,543)
Stock-based compensation	—	—	14,989	—	—	—	14,989
Purchases of treasury stock	(5,445)	—	(4,804)	—	(301,451)	—	(306,255)
Issuances of common stock	1,472	—	(20,386)	—	36,645	—	16,259
Excess tax benefit from stock-based compensation	—	—	15,992	—	—	—	15,992
Balances at June 24, 2015	60,586	17,625	490,111	2,419,331	(3,009,249)	(8,630)	(90,812)
Net income (a)	—	—	—	200,620	—	—	200,620
Other comprehensive loss	—	—	—	—	—	(2,964)	(2,964)
Dividends ($1.28 per share)	—	—	—	(74,235)	—	—	(74,235)
Stock-based compensation	—	—	15,207	—	—	—	15,207
Purchases of treasury stock	(5,842)	—	(3,796)	—	(281,109)	—	(284,905)
Issuances of common stock	677	—	(11,778)	—	17,925	—	6,147
Excess tax benefit from stock-based compensation	—	—	5,366	—	—	—	5,366
Balances at June 29, 2016	55,421	17,625	495,110	2,545,716	(3,272,433)	(11,594)	(225,576)
Net income	—	—	—	150,823	—	—	150,823
Other comprehensive loss	—	—	—	—	—	(327)	(327)
Dividends ($1.36 per share)	—	—	—	(69,466)	—	—	(69,466)
Stock-based compensation	—	—	14,453	—	—	—	14,453
Purchases of treasury stock	(7,451)	—	(1,753)	—	(369,124)	—	(370,877)
Issuances of common stock	471	—	(7,404)	—	13,025	—	5,621
Excess tax benefit from stock-based compensation	—	—	1,668	—	—	—	1,668
Balances at June 28, 2017	48,441	$17,625	$502,074	$2,627,073	$(3,628,532)	$(11,921)	$(493,681)
____________________________________________________________________

(a)
We discovered immaterial errors in prior years relating to the accuracy of certain tax accounts. While we concluded that the impact of these errors on our previously-issued consolidated financial statements was not material, we revised our previously-reported consolidated financial statements for the fiscal years ended June 29, 2016 and June 24, 2015. The revisions to the consolidated statements of shareholder's (deficit) equity include a $10.3 million decrease to retained earnings at the beginning of fiscal 2015 and decreases to net income of $2.1 million and $0.1 million for fiscal 2015 and fiscal 2016, respectively, for a total reduction of $12.5 million. For additional information, see Note 16—Immaterial Correction of Prior Period Financial Statements.

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal Years
	2017	2016	2015
Cash Flows from Operating Activities:
Net income	$150,823	$200,620	$194,659
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	156,409	156,368	145,242
Stock-based compensation	14,568	15,159	14,802
Deferred income taxes, net	(22,704)	23,902	14,199
Restructure charges and other impairments	14,412	17,445	5,636
Net (gain) loss on disposal of assets	(377)	87	4,523
Undistributed loss (earnings) on equity investments	1	(571)	(368)
Other	3,009	1,918	250
Changes in assets and liabilities:
Accounts receivable, net	3,487	(3,682)	1,932
Inventories	(62)	11	475
Restaurant supplies	(1,496)	(1,651)	518
Prepaid expenses	(1,694)	(11,479)	3,850
Other assets	308	72	(2,140)
Accounts payable	2,984	(5,783)	1,117
Gift card liability	4,153	6,190	10,348
Accrued payroll	(714)	(17,229)	5,330
Other accrued liabilities	(4,805)	1,026	(38,273)
Current income taxes	(9,915)	9,415	7,260
Other liabilities	4,499	2,882	(749)
Net cash provided by operating activities	312,886	394,700	368,611
Cash Flows from Investing Activities:
Payments for property and equipment	(102,573)	(112,788)	(140,262)
Proceeds from sale of assets	3,157	4,256	1,950
Payment for business acquisition, net of cash acquired	—	(105,577)	—
Net cash used in investing activities	(99,416)	(214,109)	(138,312)
Cash Flows from Financing Activities:
Proceeds from issuance of long-term debt	350,000	—	—
Purchases of treasury stock	(370,877)	(284,905)	(306,255)
Payments on revolving credit facility	(388,000)	(110,000)	(177,000)
Borrowings on revolving credit facility	250,000	256,500	480,750
Payments of dividends	(70,771)	(74,066)	(70,832)
Payments for debt issuance costs	(10,216)	—	(2,501)
Proceeds from issuances of treasury stock	5,621	6,147	16,259
Payments on long-term debt	(3,832)	(3,402)	(189,177)
Excess tax benefits from stock-based compensation	2,223	5,460	15,893
Net cash used in financing activities	(235,852)	(204,266)	(232,863)
Net change in cash and cash equivalents	(22,382)	(23,675)	(2,564)
Cash and cash equivalents at beginning of year	31,446	55,121	57,685
Cash and cash equivalents at end of year	$9,064	$31,446	$55,121

See accompanying notes to consolidated financial statements.

BRINKER INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a) Nature of Operations
We are principally engaged in the ownership, operation, development, and franchising of the Chili’s Grill & Bar (“Chili’s”) and Maggiano’s Little Italy (“Maggiano’s”) restaurant brands. At June 28, 2017, we owned, operated, or franchised 1,674 restaurants in the United States and 30 countries and two territories outside of the United States.
(b) Basis of Presentation
Our consolidated financial statements include the accounts of Brinker International, Inc. and our wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.
We have a 52/53 week fiscal year ending on the last Wednesday in June. Fiscal years 2017 and 2015, which ended on June 28, 2017 and June 24, 2015, respectively, each contained 52 weeks. Fiscal year 2016 ended on June 29, 2016 and contained 53 weeks. The estimated impact of the 53rd week in fiscal 2016 was an increase in revenue of approximately $58.3 million. While certain expenses increased in direct relationship to additional revenue from the 53rd week, other expenses, such as fixed costs, are incurred on a calendar month basis.
In connection with the preparation of the consolidated financial statements for the year ended June 28, 2017, we discovered immaterial errors in prior years relating to the accuracy of certain tax accounts. While we concluded that the impact of these errors on our previously-issued consolidated financial statements was not material, we revised our previously-reported consolidated financial statements for the fiscal years ended June 29, 2016 and June 24, 2015. The revisions included a net increase in the provision for income taxes of $0.1 million and $2.1 million for fiscal 2016 and 2015, respectively. These revisions for fiscal 2016 offset and therefore resulted in no change to earnings per share for fiscal 2016 and a $0.03 decrease for fiscal 2015. The cumulative effect of the changes to retained earnings at the beginning of fiscal 2015, the earliest date presented in the consolidated financial statements for the year ended June 28, 2017, was a reduction of $10.3 million. For additional information, see Note 16 - Immaterial Correction of Prior Period Financial Statements.
In April 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-03, Simplifying the Presentation of Debt Issuance Costs. This update requires that debt issuance costs be presented in the balance sheet as a direct deduction from the associated debt liability. This update was effective for annual and interim periods for fiscal years beginning after December 15, 2015, which required us to adopt these provisions in the first quarter of fiscal 2017. Accordingly, we reclassified the debt issuance cost balances associated with the 2.60% notes and 3.88% notes of $1.0 million and $2.2 million, respectively, from other assets to long-term debt, less current installments on the consolidated balance sheet as of June 29, 2016. The reclassification did not have a material effect on our consolidated financial statements.
In April 2015, the FASB issued ASU 2015-05, Customer's Accounting for Fees Paid in a Cloud Computing Arrangement. This update provides guidance to companies that purchase cloud computing services to determine whether or not the arrangement includes a software license and the related accounting treatment. This update was effective for annual and interim periods for fiscal years beginning after December 15, 2015, which required us to adopt these provisions in the first quarter of fiscal 2017. We adopted the guidance prospectively and the adoption did not have any impact on our consolidated financial statements.
In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This update requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. If such conditions or events exist, an entity should disclose that there is substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. Disclosure should include the principal conditions or events that raise substantial doubt, management’s evaluation of the significance of those conditions or events in relation to the entity’s ability to meet its obligations, and management’s plans that are intended to mitigate those conditions or events. This update was effective for the annual period ending after December 15, 2016, and for annual and interim periods thereafter. We adopted the guidance effective June 28, 2017. Accordingly, we performed an evaluation and determined that there are no conditions or events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern through August 28, 2018. The adoption did not have any impact on our consolidated financial statements.
Revenues are presented in two separate captions on the consolidated statements of comprehensive income to provide more clarity around company-owned restaurant revenue and operating expense trends. Company sales includes revenues generated by the operation of company-owned restaurants including gift card redemptions. Franchise and other revenues includes royalties, development fees, franchise fees, Maggiano's banquet service charge income, gift card breakage and discounts, digital entertainment revenue, Chili's retail food product royalties and delivery fee income.

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
(d) Revenue Recognition
We record revenue from the sale of food, beverages and alcohol as products are sold. Initial fees received from a franchisee to establish a new franchise are recognized as income when we have performed our obligations required to assist the franchisee in opening a new franchise restaurant, which is generally upon the opening of such restaurant. Fees received for development arrangements are recognized as income upon satisfaction of our obligations, generally upon the execution of the agreement when the development rights are conveyed to the franchisee. Continuing royalties, which are a percentage of net sales of franchised restaurants, are accrued as income when earned.
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
(j) Definite-lived Intangible Assets
Definite-lived intangible assets primarily include reacquired franchise rights resulting from our acquisitions. Definite-lived intangible assets are amortized using the straight-line method over the estimated useful lives of the assets.
We determine the fair value of reacquired franchise rights based on discounted projected future operating cash flows of the restaurants associated with these franchise rights. We review the carrying amount semi-annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying amount is not recoverable, we record an impairment charge for the excess of the carrying amount over the fair value. Impairment charges are included in other gains and charges in the consolidated statements of comprehensive income.
(k) Operating Leases
Rent expense for leases that contain scheduled rent increases is recognized on a straight-line basis over the lease term, including cancelable option periods where failure to exercise such options would result in an economic penalty such that the renewal appears reasonably assured. The straight-line rent calculation and rent expense includes the rent holiday period, which is the period of time between taking control of a leased site and the rent commencement date. Contingent rents are generally amounts due as a result of sales in excess of amounts stipulated in certain restaurant leases and are included in rent expense at the point in time we determine that it is probable that such sales levels will be achieved. Landlord contributions are recorded when received as a deferred rent liability and amortized as a reduction of rent expense on a straight-line basis over the lease term.
(l) Advertising
Advertising production costs are expensed in the period when the advertising first takes place. Other advertising costs are expensed as incurred. Advertising costs, net of advertising contributions from franchisees, were $103.8 million, $93.6 million and $94.3 million in fiscal 2017, 2016, and 2015, respectively, and are included in restaurant expenses in the consolidated statements of comprehensive income.
(m) Goodwill
Goodwill is not subject to amortization, but is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill has been assigned to reporting units for purposes of impairment testing. Our two restaurant brands, Chili’s and Maggiano’s, are both operating segments and reporting units.
Goodwill impairment tests consist of a comparison of each reporting unit’s fair value with its carrying value. We determine fair value based on a combination of market-based values and discounted projected future operating cash flows of the restaurant brands using a risk adjusted discount rate that is commensurate with the risk inherent in our current business model. If the carrying value of a reporting unit exceeds its fair value, goodwill is written down to its implied fair value. We determined that there was no goodwill impairment during our annual tests as the fair value of our reporting units was substantially in excess of the carrying values. No indicators of impairment were identified through the end of fiscal year 2017. See Note 5 for additional disclosures related to goodwill.
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
(n) Liquor Licenses
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
(o) Sales Taxes
Sales taxes collected from guests are excluded from revenues. The obligation is included in accrued liabilities until the taxes are remitted to the appropriate taxing authorities.
(p) Self-Insurance Program
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
(q) Income Taxes
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
(r) Stock-Based Compensation
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
Certain employees are eligible to receive stock options, performance shares, restricted stock and restricted stock units, while non-employee members of the Board of Directors are eligible to receive stock options, restricted stock and restricted stock units. Performance shares represent a right to receive shares of common stock upon satisfaction of company performance goals at the end of a three-year cycle. Vesting of performance shares granted in fiscal 2017 is contingent upon meeting company performance goals based on our rate of earnings growth at the end of the three-year period. Compensation expense for the performance shares granted in fiscal 2017 is recorded based on management's periodic estimates of the number of shares that will ultimately be issued and the fair value of the shares as determined by our closing stock price on the date of grant. A cumulative expense adjustment is recognized when that estimate changes. The fair value of our performance shares granted prior to fiscal 2017, which contain a market condition, was determined on the date of grant based on a Monte Carlo simulation model. The fair value of restricted stock and restricted stock units are based on our closing stock price on the date of grant.
Stock-based compensation expense totaled approximately $14.5 million, $15.2 million and $15.0 million for fiscal 2017, 2016 and 2015, respectively. The total income tax benefit recognized in the consolidated statements of comprehensive income related to stock-based compensation expense was approximately $5.7 million, $5.8 million and $5.5 million during fiscal 2017, 2016 and 2015, respectively.
The weighted average fair values of option grants were $9.30, $10.48 and $11.72 during fiscal 2017, 2016 and 2015, respectively. The fair value of stock options is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2017	2016	2015
Expected volatility	25.5%	27.5%	31.0%
Risk-free interest rate	1.3%	1.5%	1.6%
Expected lives	5 years	5 years	5 years
Dividend yield	2.6%	2.4%	2.2%

Expected volatility and the expected life of stock options are based on historical experience. The risk-free rate is based on the yield of a Treasury Note with a term equal to the expected life of the stock options. The dividend yield is based on the most recent quarterly dividend per share declared and the closing stock price on the declaration date.
(s) Preferred Stock
Our Board of Directors is authorized to provide for the issuance of 1.0 million preferred shares with a par value of $1.00 per share, in one or more series, and to fix the voting rights, liquidation preferences, dividend rates, conversion rights, redemption rights, and terms, including sinking fund provisions, and certain other rights and preferences. As of June 28, 2017, no preferred shares were issued.
(t) Shareholders’ Deficit
In August 2016, our Board of Directors authorized a $150.0 million increase to our existing share repurchase program resulting in total authorizations of $4.3 billion. In September 2016, we entered into a $300.0 million accelerated share repurchase agreement ("ASR Agreement") with Bank of America, N.A. (“BofA”). The ASR Agreement settled in January 2017. Pursuant to the terms of the ASR Agreement, we paid BofA $300.0 million in cash and received 5.9 million shares of our common stock. The accelerated share repurchase transaction qualified for equity accounting treatment. Repurchased common stock is reflected as an increase in treasury stock within shareholders’ deficit. We also repurchased approximately 1.6 million additional shares of common stock for a total of 7.5 million shares repurchased during fiscal 2017 for $370.9 million. The repurchased shares included shares purchased as part of our share repurchase program and shares repurchased to satisfy team member tax withholding obligations on the vesting of restricted shares. As of June 28, 2017, approximately $115.8 million was available under our share repurchase authorizations. Our stock repurchase plan has been and will be used to return capital to shareholders and to minimize the dilutive impact of stock options and other share-based awards. We evaluate potential share repurchases under our plan based on several factors, including our cash position, share price, operational liquidity, proceeds from divestitures, borrowings, and planned investment and financing needs. Additionally, during fiscal 2017, approximately 225,000 stock options were exercised resulting in cash proceeds of approximately $5.6 million.
During fiscal 2017, we paid dividends of $70.8 million to common stock shareholders, compared to $74.1 million in the prior year. Our Board of Directors approved a 6.3% increase in the quarterly dividend from $0.32 to $0.34 per share effective with the dividend declared in August 2016. We also declared a quarterly dividend of $0.34 per share in May 2017 which was paid subsequent to the end of the year on June 29, 2017 in the amount of $16.6 million. The dividend accrual was included in other accrued liabilities on our consolidated balance sheet as of June 28, 2017.
(u) Comprehensive Income
Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Fiscal 2017, 2016 and 2015 comprehensive income consists of net income and foreign currency translation adjustments. The foreign currency translation adjustment represents the unrealized impact of translating the financial statements of the Canadian restaurants and the Mexico joint venture with CMR, S.A.B. de C.V. from their respective functional currencies to U.S. dollars. This amount is not included in net income and would only be realized upon the sale or upon complete or substantially complete liquidation of the businesses. The accumulated other comprehensive loss is presented on the consolidated balance sheets.
(v) Net Income Per Share
Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. For the calculation of diluted net income per share, the basic weighted average number of shares is increased by the dilutive effect of stock options and restricted share awards. Stock options and restricted share awards with an anti-dilutive effect are not included in the dilutive earnings per share calculation.
Basic weighted average shares outstanding is reconciled to diluted weighted average shares outstanding as follows (in thousands):

	2017	2016	2015
Basic weighted average shares outstanding	50,638	57,895	63,072
Dilutive stock options	192	316	569
Dilutive restricted shares	420	473	763
	612	789	1,332
Diluted weighted average shares outstanding	51,250	58,684	64,404

Awards excluded due to anti-dilutive effect on earnings per share	973	550	119

(w) Segment Reporting
Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing operating performance. We manage our business on the basis of two operating segments, Chili’s and Maggiano’s. The brands operate company-owned restaurants principally in the U.S. within the full-service casual dining segment of the industry. The Chili's segment also has company-owned restaurants in Canada and franchised locations in the U.S and 30 countries and two territories outside of the U.S. Additional information about our segments, including financial information, is included in Note 15.
2. ACQUISITION OF CHILI'S RESTAURANTS
On June 25, 2015, we completed the stock acquisition of Pepper Dining Holding Corp. ("Pepper Dining"), a franchisee of 103 Chili's restaurants primarily located in the Northeast and Southeast United States. The purchase price of $106.5 million, excluding cash and customary working capital adjustments of $0.9 million, was funded with borrowings from our existing credit facility. The results of operations of these restaurants were included in our consolidated financial statements from the date of acquisition. The assets and liabilities of the restaurants were recorded at their respective fair values as of the date of acquisition.
The excess of the purchase price over the aggregate fair value of net assets acquired was allocated to goodwill. Of the $31.9 million recorded as goodwill, $12.8 million is expected to be deductible for tax purposes. The portion of the purchase price attributable to goodwill represents the benefits expected as a result of the acquisition, including sales and unit growth opportunities. The acquired restaurants generated approximately $259.6 million of revenue for the fifty-three week period ended June 29, 2016, approximately $2.5 million of average annual revenue per restaurant, partially offset by the loss of average annual royalty revenues of approximately $104,000 per restaurant. Pro-forma financial information of the combined entities is not presented due to the immaterial impact of the financial results of the acquired restaurants on our consolidated financial statements.

3.	EQUITY METHOD INVESTMENT
We have a joint venture agreement with CMR, S.A.B. de C.V. to develop 50 Chili’s restaurants in Mexico. At June 28, 2017, 45 Chili’s restaurants were operating in the joint venture. We account for the Mexico joint venture investment under the equity method of accounting and record our share of the net income or loss of the investee within operating income since their operations are similar to our ongoing operations. These amounts have been included in restaurant expense in our consolidated statements of comprehensive income due to the immaterial nature of the amounts. The investment in the joint venture is included in other assets in our consolidated balance sheets.

4.	OTHER GAINS AND CHARGES
Other gains and charges consist of the following (in thousands):

	2017	2016	2015
Severance and other benefits	$6,591	$3,304	$1,182
Restaurant impairment charges	5,190	10,651	2,255
Restaurant closure charges	4,084	3,780	1,736
Information technology restructuring	2,739	—	—
Accelerated depreciation	1,988	—	—
Lease guarantee charges	1,089	—	—
(Gain) loss on the sale of assets, net	(2,659)	(2,858)	1,093
Impairment of investment	—	1,000	—
Acquisition costs	—	700	1,100
Impairment of intangible assets	—	392	645
Litigation	—	(3,191)	(2,753)
Other	3,633	3,402	(494)
	$22,655	$17,180	$4,764
Fiscal 2017
During fiscal 2017, we completed a reorganization of the Chili’s restaurant operations team and certain departments at the corporate headquarters to better align our staffing with the current management strategy and resource needs. This employee separation action resulted in severance charges and accelerated stock-based compensation expenses of $6.6 million. All of the severance amounts were paid by the end of fiscal 2017.

We recorded restaurant impairment charges of $5.2 million primarily related to the long-lived assets and reacquired franchise rights of ten underperforming Chili's restaurants which will continue to operate. See Note 10 for fair value disclosures. Additionally, we recorded restaurant closure charges of $4.1 million primarily related to lease charges and other costs associated with closed restaurants.
We incurred $2.7 million of professional fees and severance associated with our information technology restructuring offset by a $2.7 million gain on the sale of property. We also recorded accelerated depreciation charges of $2.0 million related to long-lived assets to be disposed of and lease guarantee charges of $1.1 million related to leases that were assigned to a divested brand. For additional lease guarantee disclosures, see Note 14 - Commitments and Contingencies. Other charges primarily include $2.4 million of expenses for consulting fees related to a special project.
Fiscal 2016
During fiscal 2016, we recorded impairment charges of $10.7 million primarily related to seven underperforming restaurants that either continue to operate or closed during fiscal 2017 and $1.0 million related to a cost method investment. We recorded restaurant closure charges of $3.8 million that primarily consisted of additional lease and other costs associated with closed restaurants. We also incurred $3.3 million in severance and other benefits related to organizational changes.
We were a plaintiff in a class action lawsuit against US Foods styled as In re U.S. Foodservice, Inc. Pricing Litigation. A settlement agreement was fully executed by all parties in September 2015, and we received approximately $2.0 million during the second quarter of fiscal 2016 in settlement of this litigation. We also received net proceeds of $1.2 million from British Petroleum in the fourth quarter of fiscal 2016 related to the 2010 Gulf of Mexico oil spill judgment.
Additionally, we recorded a $2.9 million gain on the sale of several properties and $0.7 million of transaction costs related to the acquisition of Pepper Dining. Other charges primarily included $1.4 million of expenses to reserve for royalties, rents and other outstanding amounts related to a bankrupt franchisee and $1.2 million of professional service fees associated with organizational changes.
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
We recorded restaurant impairment charges of $2.3 million related to underperforming restaurants that either continue to operate or closed during fiscal 2017. We also recorded restaurant closure charges of $1.7 million primarily related to lease termination charges and a $1.1 million loss primarily related to the sale of two company-owned restaurants located in Mexico. Furthermore, we incurred $1.2 million in severance and other benefits related to organizational changes made during the fiscal year. The severance charges include expense related to the accelerated vesting of stock-based compensation awards. We also incurred expenses of approximately $1.1 million during fiscal 2015 related to the acquisition of Pepper Dining subsequent to the end of the year.

5.	GOODWILL AND INTANGIBLES
The changes in the carrying amount of goodwill for the fiscal years ended June 28, 2017 and June 29, 2016 are as follows (in thousands):

	2017			2016
	Chili's	Maggiano's	Consolidated	Chili's	Maggiano's	Consolidated
Balance at beginning of year	$125,610	$38,397	$164,007	$93,984	$38,397	$132,381

Changes in goodwill:
Additions (a)	—	—	—	31,912	—	31,912
Foreign currency translation adjustment	(54)	—	(54)	(286)	—	(286)

Balance at end of year	$125,556	$38,397	$163,953	$125,610	$38,397	$164,007
____________________________________________________________________

(a)	Fiscal 2016 additions reflect the goodwill acquired as a result of the acquisition of Pepper Dining. See Note 2 for additional disclosures.

Intangible assets, net for the fiscal years ended June 28, 2017 and June 29, 2016 are as follows (in thousands):

	2017			2016
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived intangible assets
Chili's reacquired franchise rights (a)	$16,170	$(4,175)	$11,995	$17,284	$(3,041)	$14,243
Chili's other	5,985	(1,070)	4,915	5,988	(713)	5,275
	$22,155	$(5,245)	$16,910	$23,272	$(3,754)	$19,518

Indefinite-lived intangible assets
Chili's liquor licenses	$9,670			$9,775
Maggiano's liquor licenses	932			932
	$10,602			$10,707
Amortization expense for all definite-lived intangible assets was $1.4 million, $1.5 million and $0.8 million in fiscal 2017, 2016 and 2015, respectively. Annual amortization expense for definite-lived intangible assets will approximate $1.5 million for each of the next five fiscal years.
____________________________________________________________________

(a)
The gross carrying amount and accumulated amortization include the impact of foreign currency translation on existing balances of $0.1 million and $0.3 million for fiscal 2017 and 2016, respectively. We also recorded an impairment charge of $0.8 million and $0.2 million in fiscal 2017 and fiscal 2016, respectively. See Note 10 for additional disclosures.

6.	ACCRUED AND OTHER LIABILITIES
Other accrued liabilities consist of the following (in thousands):

	2017	2016
Sales tax	$22,561	$26,280
Insurance	17,484	19,976
Property tax	16,566	15,762
Dividends	16,649	17,760
Other	48,322	41,546
	$121,582	$121,324
Other liabilities consist of the following (in thousands):

	2017	2016
Straight-line rent	$57,464	$56,896
Insurance	42,532	38,433
Landlord contributions	26,402	24,681
Unfavorable leases	5,398	6,521
Unrecognized tax benefits	3,116	4,070
Other	6,212	7,081
	$141,124	$137,682

7.	INCOME TAXES
Income before provision for income taxes consists of the following (in thousands):

	2017	2016	2015
Domestic	$186,679	$258,905	$257,228
Foreign	21,829	27,482	27,049
Total income before provision for income taxes	$208,508	$286,387	$284,277
The provision for income taxes consists of the following (in thousands):

	2017	2016	2015
Current income tax expense:
Federal	$64,407	$48,896	$60,575
State	13,358	10,843	11,990
Foreign	2,490	3,497	3,319
Total current income tax expense	80,255	63,236	75,884
Deferred income tax (benefit) expense:
Federal	(19,647)	21,842	11,674
State	(3,064)	704	2,156
Foreign	141	(15)	(96)
Total deferred income tax (benefit) expense	(22,570)	22,531	13,734
	$57,685	$85,767	$89,618
A reconciliation between the reported provision for income taxes and the amount computed by applying the statutory Federal income tax rate of 35% to income before provision for income taxes is as follows (in thousands):

	2017	2016	2015
Income tax expense at statutory rate	$72,978	$100,236	$99,496
FICA tax credit	(20,657)	(20,497)	(18,633)
State income taxes, net of Federal benefit	5,928	9,614	8,646
Other	(564)	(3,586)	109
	$57,685	$85,767	$89,618

The income tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities as of June 28, 2017 and June 29, 2016 are as follows (in thousands):

	2017	2016
Deferred income tax assets:
Leasing transactions	$32,019	$32,826
Stock-based compensation	14,029	12,817
Restructure charges and impairments	3,533	2,211
Insurance reserves	19,700	18,015
Employee benefit plans	288	501
Gift cards	23,670	18,609
State net operating losses	2,554	3,030
Federal credit carryover	12,697	14,722
State credit carryover	3,148	3,238
Other, net	8,480	7,930
Less: Valuation allowance	(5,232)	(5,315)
Total deferred income tax assets	114,886	108,584
Deferred income tax liabilities:
Prepaid expenses	19,506	17,360
Goodwill and other amortization	30,213	28,659
Depreciation and capitalized interest on property and equipment	26,375	43,858
Other, net	1,763	4,382
Total deferred income tax liabilities	77,857	94,259
Net deferred income tax asset	$37,029	$14,325

We have deferred tax assets of $6.4 million reflecting the benefit of state loss carryforwards, before federal benefit and valuation allowance, which expire at various dates between fiscal 2018 and fiscal 2037. We have deferred tax assets of $12.7 million of federal and $4.8 million state tax credits, before federal benefit and valuation allowance, which expire at various dates between fiscal 2024 and fiscal 2035. The recognized deferred tax asset for the state loss carryforwards is $0.5 million and the federal tax credits is $12.7 million. The federal credit carryover is limited by Section 382 of the Internal Revenue Code.
The valuation allowance decreased by $0.1 million in fiscal 2017 to recognize certain state net operating loss benefits management believes are more-likely-than-not to be realized.

No provision was made for the United States federal and state income taxes on certain outside basis differences, which primarily relate to accumulated unrepatriated foreign earnings of approximately $3.8 million as of June 28, 2017.  It is not practicable to estimate the amount of tax that might be payable because our intent is to permanently reinvest these earnings or to repatriate earnings when it is tax effective to do so.
A reconciliation of unrecognized tax benefits for the fiscal years ended June 28, 2017 and June 29, 2016 are as follows (in thousands):

	2017	2016
Balance at beginning of year	$4,989	$3,843
Additions based on tax positions related to the current year	402	1,359
Additions based on tax positions related to prior years	31	2,332
Settlements with tax authorities	(681)	(1,963)
Expiration of statute of limitations	(679)	(582)
Balance at end of year	$4,062	$4,989
The total amount of unrecognized tax benefits that would affect income tax expense if resolved in our favor was $3.1 million and $3.9 million as of June 28, 2017 and June 29, 2016, respectively. We do not expect any material changes to our liability for uncertain tax positions during the next 12 months.
We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. During fiscal 2017, we recognized approximately $0.2 million in interest expense. During fiscal 2016 and 2015, we recognized expenses of approximately $1.3 million and $0.2 million, respectively, in interest due to the reduction of accrued interest from statute expirations and settlements, net of accrued interest for remaining positions. As of June 28, 2017, we had $0.6 million ($0.4 million net of a $0.2 million Federal deferred tax benefit) of interest and penalties accrued, compared to $0.8 million ($0.6 million net of a $0.2 million Federal deferred tax benefit) at June 29, 2016.

Our income tax returns are subject to examination by taxing authorities in the jurisdictions in which we operate. The periods subject to examination for our federal return are fiscal 2015 to fiscal 2016 and fiscal 2013 to fiscal 2016 for our Canadian returns. State income tax returns are generally subject to examination for a period of three to five years after filing. We have various state income tax returns in the process of examination or settlements. Our federal return for fiscal 2015 and 2016 are currently under examination through the Internal Revenue Service: Compliance Assurance Process (CAP) program. There are no unrecorded liabilities associated with these examinations.

8.	DEBT
Long-term debt consists of the following (in thousands):

	2017	2016
Revolving credit facility	$392,250	$530,250
5.00% notes	350,000	—
3.88% notes	300,000	300,000
2.60% notes	250,000	250,000
Capital lease obligations (see Note 9)	45,417	37,532
Total long-term debt	1,337,667	1,117,782
Less unamortized debt issuance costs and discounts	(8,189)	(3,526)
Total long-term debt less unamortized debt issuance costs and discounts	1,329,478	1,114,256
Less current installments	(9,649)	(3,563)
	$1,319,829	$1,110,693
On September 23, 2016, we completed the private offering of $350.0 million of our 5.0% senior notes due October 2024 (the "2024 Notes"). We received proceeds of $350.0 million prior to debt issuance costs of $6.2 million and utilized the proceeds to fund a $300 million accelerated share repurchase agreement and to repay $50.0 million on the amended $1 billion revolving credit facility. See Note 1 for additional disclosures related to the accelerated share repurchase agreement. The notes require semi-annual interest payments which began on April 1, 2017.
The indenture for the 2024 Notes contains certain covenants, including, but not limited to, limitations and restrictions on the ability of the Company and its Restricted Subsidiaries (as defined in the indenture) to (i) create liens on Principal Property (as defined in the Indenture), (ii) enter into any Sale and Leaseback Transaction (as defined in the Indenture) with respect to any property, and (iii) merge, consolidate or amalgamate with or into any other person or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all of their property. These covenants are subject to a number of important conditions, qualifications, exceptions and limitations.
On September 13, 2016, we amended the revolving credit facility to increase the borrowing capacity from $750 million to $1 billion. We capitalized debt issuance costs of $4.0 million associated with the amendment of the revolving credit facility, which are included in other assets in the consolidated balance sheet as of June 28, 2017. During fiscal 2017, net payments of $138.0 million were made on the revolving credit facility.
Under the amended $1 billion revolving credit facility, the maturity date for $890.0 million of the facility was extended from March 12, 2020 to September 12, 2021 and the remaining $110.0 million remains due on March 12, 2020. The amended revolving credit facility bears interest of LIBOR plus an applicable margin, which is a function of our credit rating and debt to cash flow ratio, but is subject to a maximum of LIBOR plus 2.00%. Based on our current credit rating, we are paying interest at a rate of LIBOR plus 1.38% for a total of 2.60%. One month LIBOR at June 28, 2017 was approximately 1.22%.
During fiscal 2016, $256.5 million was drawn from the $750 million revolving credit facility primarily to fund the acquisition of Pepper Dining and for share repurchases. We repaid a total of $110.0 million of the revolving credit facility during fiscal 2016.
In May 2013, we issued $550.0 million of notes consisting of two tranches - $250.0 million of 2.60% notes due in May 2018 and $300.0 million of 3.88% notes due in May 2023. The notes require semi-annual interest payments which began in the second quarter of fiscal 2014.
As of June 28, 2017, $607.8 million of credit is available under the revolving credit facility. Obligations under our 2.60% notes, which will mature in May 2018, have been classified as long-term, reflecting our ability to refinance these notes through our existing revolving credit facility.

Our debt agreements contain various financial covenants that, among other things, require the maintenance of certain leverage and fixed charge coverage ratios. The financial covenants were not significantly changed as a result of the new and amended debt agreements. We are currently in compliance with all financial covenants.
Excluding capital lease obligations (see Note 9) and interest, our long-term debt maturities for the five years following June 28, 2017 and thereafter are as follows (in thousands):

Fiscal Year	Long-Term Debt
2018	$250,000
2019	—
2020	—
2021	—
2022	392,250
Thereafter	650,000
$1,292,250

9.	LEASES
(a) Capital Leases
We lease certain buildings under capital leases. The asset value of $38.8 million at June 28, 2017 and June 29, 2016, and the related accumulated amortization of $26.0 million and $24.1 million at June 28, 2017 and June 29, 2016, respectively, are included in buildings and leasehold improvements.
We also lease certain technology equipment under capital leases. The asset value of $12.4 million and $0.7 million at June 28, 2017 and June 29, 2016, and the related accumulated amortization of $0.7 million and $0.2 million at June 28, 2017 and June 29, 2016, respectively, are included in furniture and equipment. Amortization of assets under capital leases is included in depreciation and amortization expense.
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
Rent expense consists of the following (in thousands):

	2017	2016	2015
Straight-lined minimum rent	$109,819	$107,776	$92,917
Contingent rent	3,821	4,408	4,774
Other	11,682	11,283	9,998
Total rent expense	$125,322	$123,467	$107,689

(c) Commitments
As of June 28, 2017, future minimum lease payments on capital and operating leases were as follows (in thousands):

Fiscal Year	Capital Leases	Operating Leases
2018	$11,823	$122,598
2019	7,636	110,238
2020	7,164	97,645
2021	4,820	82,707
2022	3,902	63,584
Thereafter	24,074	130,083
Total minimum lease payments(a)	59,419	$606,855
Imputed interest (average rate of 7%)	(14,002)
Present value of minimum lease payments	45,417
Less current installments	(9,649)
	$35,768
____________________________________________________________________

(a)
Future minimum lease payments have not been reduced by minimum sublease rentals to be received in the future under non-cancelable subleases. The total of undiscounted future sublease rentals are approximately $25.0 million and $40.8 million for capital and operating subleases, respectively.

10. FAIR VALUE DISCLOSURES
(a) Non-Financial Assets Measured on a Non-Recurring Basis
We review the carrying amounts of property and equipment, reacquired franchise rights and transferable liquor licenses semi-annually or when events or circumstances indicate that the fair value may not exceed the carrying amount. We record an impairment charge for the excess of the carrying amount over the fair value.
We determine the fair value of property and equipment and reacquired franchise rights based on discounted projected future cash flows of the restaurants over their remaining service life using a risk adjusted discount rate that is commensurate with the inherent risk. Based on our semi-annual review, during fiscal 2017, long-lived assets and reacquired franchise rights with carrying values of $4.5 million and $0.8 million, respectively, primarily related to ten underperforming restaurants, were determined to have a total fair value of $0.2 million resulting in an impairment charge of $5.1 million. Based on our semi-annual review, during fiscal 2016, long-lived assets and reacquired franchise rights with carrying values of $7.0 million and $0.2 million, respectively, primarily related to five underperforming restaurants, were determined to have a total fair value of $0.2 million resulting in an impairment charge of $7.0 million. During the third quarter of fiscal 2016, two restaurants were identified for closure by management with a combined carrying value of $3.4 million. We determined these restaurants had no fair value resulting in an impairment charge of $3.4 million.
We determine the fair value of transferable liquor licenses based on prices in the open market for licenses in the same or similar jurisdictions. In fiscal 2017, six transferable liquor licenses with a carrying value of $1.3 million were written down to the fair value of $1.2 million resulting in an impairment charge of $0.1 million. In fiscal 2016, four transferable liquor licenses with a carrying value of $1.1 million were written down to the fair value of $0.9 million resulting in an impairment charge of $0.2 million.
During fiscal 2016, we recorded an impairment charge of $187,000 related to a parcel of undeveloped land that we own. The land had a carrying value of $937,000 and was written down to the fair value of $750,000. The fair value was based on the sales price of comparable properties. Additionally, we recorded an impairment charge of $231,000 related to a capital lease asset that is subleased to a franchisee. The capital lease asset had a carrying value of $338,000 and was written down to the fair value of $107,000. The fair value of the capital lease asset is based on discounted projected future cash flows from the sublease. We also recorded an impairment charge of $1.0 million related to a cost method investment which we determined to have no fair value.
All impairment charges were included in other gains and charges in the consolidated statements of comprehensive income for the periods presented.

The following table presents fair values for those assets measured at fair value on a non-recurring basis at June 28, 2017 and June 29, 2016 (in thousands):

	Fair Value Measurements Using
	(Level 1)	(Level 2)	(Level 3)	Total
Long-lived assets held for use:
At June 28, 2017	$—	$—	$201	$201
At June 29, 2016	$—	$—	$208	$208
Liquor licenses:
At June 28, 2017	$—	$1,185	$—	$1,185
At June 29, 2016	$—	$857	$—	$857
Other long-lived assets:
At June 28, 2017	$—	$—	$—	$—
At June 29, 2016	$—	$750	$107	$857
(b) Other Financial Instruments
Our financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The fair values of cash and cash equivalents, accounts receivable and accounts payable approximate their carrying amounts because of the short maturity of these items. The carrying amount of debt outstanding related to the amended revolving credit facility approximates fair value as the interest rate on this instrument approximates current market rates (Level 2). The fair values of the 2.60% notes, 3.88% and 5.00% notes are based on quoted market prices and are considered Level 2 fair value measurements.
The carrying amounts, which are net of unamortized debt issuance costs and discounts, and fair values of the 2.60% notes, 3.88% notes and 5.00% notes are as follows (in thousands):

	June 28, 2017		June 29, 2016
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
2.60% Notes	$249,495	$250,480	$248,918	$252,445
3.88% Notes	$297,912	$286,077	$297,556	$302,655
5.00% Notes	$344,405	$347,956	$—	$—

11.	STOCK-BASED COMPENSATION
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
(a) Stock Options
Expense related to stock options granted to eligible employees under the Plans is recognized using a graded-vesting schedule over the vesting period or to the date on which retirement eligibility is achieved, if shorter. Stock options generally vest over a period of 1 to 4 years and have contractual terms to exercise of 8 years. Full or partial vesting of awards may occur upon a change in control (as defined in the Plans), or upon an employee’s death, disability or involuntary termination.

Transactions during fiscal 2017 were as follows (in thousands, except option prices):

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Options outstanding at June 29, 2016	1,217	$39.12
Granted	546	53.10
Exercised	(225)	24.98
Forfeited or canceled	(162)	52.01
Options outstanding at June 28, 2017	1,376	$45.46	5.0	$4,014
Options exercisable at June 28, 2017	652	$37.82	3.1	$4,014
At June 28, 2017, unrecognized compensation expense related to stock options totaled approximately $1.6 million and will be recognized over a weighted average period of 1.9 years. The intrinsic value of options exercised totaled approximately $5.6 million, $5.3 million and $28.1 million during fiscal 2017, 2016 and 2015, respectively. The tax benefit realized on options exercised totaled approximately $1.6 million, $1.6 million and $9.2 million during fiscal 2017, 2016 and 2015, respectively.
(b) Restricted Share Awards
Restricted share awards consist of performance shares, restricted stock and restricted stock units. In fiscal 2017, eligible employees under the Plans were granted performance shares whose vesting is contingent upon meeting company performance goals based on our rate of earnings growth at the end of a three fiscal year period. Expense is recognized ratably over the vesting period, or to the date on which retirement eligibility is achieved, if shorter, based upon management's periodic estimates of the number of shares that ultimately will be issued. Prior to fiscal 2017, eligible employees under the Plans were granted performance shares containing a market condition which generally vest in full on the third anniversary of the date of grant. Most restricted stock units granted to eligible employees under the Plans generally vest in full on the third anniversary of the date of grant. Restricted stock units issued to eligible employees under our career equity plan generally vest upon each employee’s retirement from the Company. Expense is recognized ratably over the vesting period, or to the date on which retirement eligibility is achieved, if shorter. Restricted stock and restricted stock units granted to non-employee directors under the Plans generally vest in full on the fourth anniversary of the date of grant or upon each director’s retirement from the Board. The non-employee directors' awards are non-forfeitable and are expensed upon grant. Full or partial vesting of awards may occur upon a change in control (as defined in the Plans), or upon an employee’s death, disability or involuntary termination.
Transactions during fiscal 2017 were as follows (in thousands, except fair values):

	Number of Restricted Share Awards	Weighted Average Grant Date Fair Value Per Award
Restricted share awards outstanding at June 29, 2016	998	$42.68
Granted	262	53.11
Vested	(303)	39.55
Forfeited	(143)	47.71
Restricted share awards outstanding at June 28, 2017	814	$46.32
At June 28, 2017, unrecognized compensation expense related to restricted share awards totaled approximately $9.4 million and will be recognized over a weighted average period of 2.2 years. The fair value of shares that vested during fiscal 2017, 2016 and 2015 totaled approximately $12.8 million, $23.9 million and $34.2 million, respectively.

12.	SAVINGS PLAN
We sponsor a qualified defined contribution retirement plan covering all employees who have attained the age of twenty-one and have completed one year and 1,000 hours of service. Eligible employees are allowed to contribute, subject to IRS limitations on total annual contributions, up to 50% of their base compensation and 100% of their eligible bonuses, as defined in the plan, to various investment funds. We match in cash at a rate of 100% of the first 3% an employee contributes and 50% of the next 2% the employee contributes with immediate vesting. In fiscal 2017, 2016 and 2015, we contributed approximately $8.9 million, $8.9 million and $8.0 million, respectively.

13.	SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest and income taxes is as follows (in thousands):

	2017	2016	2015
Income taxes, net of refunds	$89,035	$45,743	$50,437
Interest, net of amounts capitalized	39,767	28,989	26,190
Non-cash investing and financing activities are as follows (in thousands):

	2017	2016	2015
Retirement of fully depreciated assets	$21,185	$24,806	$40,775
Dividends declared but not paid	17,317	18,442	18,132
Accrued capital expenditures	12,738	7,094	4,109
Capital lease additions	11,717	—	—

14.	COMMITMENTS AND CONTINGENCIES
In connection with the sale of restaurants to franchisees and brand divestitures, we have, in certain cases, guaranteed lease payments. As of June 28, 2017 and June 29, 2016, we have outstanding lease guarantees or are secondarily liable for $69.0 million and $72.9 million, respectively. This amount represents the maximum potential liability of future payments under the guarantees. These leases have been assigned to the buyers and expire at the end of the respective lease terms, which range from fiscal 2018 through fiscal 2027. In the event of default, the indemnity and default clauses in our assignment agreements govern our ability to pursue and recover damages incurred.

In July 2017, subsequent to the end of the fiscal year, we were notified that a divested brand closed several of its properties for which we are secondarily liable.   We believe a loss has been incurred based on the likely default under the lease contracts by the divested brand.  As a result, a liability was established in fiscal 2017 based on an estimate of the obligation associated with these locations.  Our total lease obligation liability recorded in accrued liabilities on the consolidated balance sheet at the end of fiscal 2017 related to divested brands was approximately $1.5 million.  We will continue to assess the potential for further changes to our liability related to the outstanding lease guarantees and will pursue recovering any damages incurred.  We have not been informed of any other lease defaults. No other liabilities have been recorded as of June 28, 2017.
We provide letters of credit to various insurers to collateralize obligations for outstanding claims. As of June 28, 2017, we had $31.2 million in undrawn standby letters of credit outstanding. All standby letters of credit are renewable annually.
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
We are engaged in various legal proceedings and have certain unresolved claims pending. Reserves have been established based on our best estimates of our probable liability in certain of these matters. Based upon consultation with legal counsel, management is of the opinion that there are no matters pending or threatened which are expected to have a material adverse effect, individually or in the aggregate, on our consolidated financial condition or results of operations.

15.	SEGMENT INFORMATION
Our operating segments are Chili's and Maggiano's. The Chili’s segment includes the results of our company-owned Chili’s restaurants in the U.S. and Canada as well as the results from our domestic and international franchise business. The Maggiano’s segment includes the results of our company-owned Maggiano’s restaurants.
Company sales are derived principally from the sales of food and beverages. Franchise and other revenues primarily includes royalties, development fees, franchise fees, banquet service charge income, gift card breakage and discounts, digital entertainment revenue, Chili's retail food product royalties and delivery fee income. We do not rely on any major customers as a source of sales, and the customers and long-lived assets of our operating segments are predominantly in the U.S. There were no material transactions amongst our operating segments.
Our chief operating decision maker uses operating income as the measure for assessing performance of our segments. Operating income includes revenues and expenses directly attributable to segment-level results of operations. Company restaurant expenses include food and beverage costs, restaurant labor costs and restaurant expenses. The following tables reconcile our segment results to our consolidated results reported in accordance with GAAP (in thousands):

	Fiscal Year Ended June 28, 2017
	Chili's	Maggiano's	Other	Consolidated
Company sales	$2,653,301	$409,278	$—	$3,062,579
Franchise and other revenues	66,693	21,565	—	88,258
Total revenues	2,719,994	430,843	—	3,150,837

Company restaurant expenses (a)	2,220,607	361,700	469	2,582,776
Depreciation and amortization	129,335	16,172	10,902	156,409
General and administrative	37,005	6,191	89,623	132,819
Other gains and charges	13,229	783	8,643	22,655
Total operating costs and expenses	2,400,176	384,846	109,637	2,894,659

Operating income	$319,818	$45,997	$(109,637)	$256,178

Segment assets	$1,173,797	$163,733	$76,170	$1,413,700
Equity method investment	10,171	—	—	10,171
Payments for property and equipment	75,992	13,288	13,293	102,573

	Fiscal Year Ended June 29, 2016
	Chili's	Maggiano's	Other	Consolidated
Company sales	$2,754,904	$411,755	$—	$3,166,659
Franchise and other revenues	68,484	22,346	—	90,830
Total revenues	2,823,388	434,101	—	3,257,489

Company restaurant expenses (a)	2,272,771	364,466	1,635	2,638,872
Depreciation and amortization	131,306	15,046	10,016	156,368
General and administrative	35,845	6,225	85,523	127,593
Other gains and charges	6,973	3,472	6,735	17,180
Total operating costs and expenses	2,446,895	389,209	103,909	2,940,013

Operating income	$376,493	$44,892	$(103,909)	$317,476

Segment assets	$1,218,009	$163,753	$76,688	$1,458,450
Equity method investment	10,257	—	—	10,257
Payments for property and equipment	80,277	17,540	14,971	112,788

	Fiscal Year Ended June 24, 2015
	Chili's	Maggiano's	Other	Consolidated
Company sales	$2,503,133	$401,613	$—	$2,904,746
Franchise and other revenues	75,860	21,672	—	97,532
Total revenues	2,578,993	423,285	—	3,002,278

Company restaurant expenses (a)	2,044,521	360,903	2,179	2,407,603
Depreciation and amortization	122,093	14,233	8,916	145,242
General and administrative	37,131	6,722	89,614	133,467
Other gains and charges	600	(1,009)	5,173	4,764
Total operating costs and expenses	2,204,345	380,849	105,882	2,691,076

Operating income	$374,648	$42,436	$(105,882)	$311,202

Payments for property and equipment	$114,416	$14,408	$11,438	$140,262
____________________________________________________________________

(a)	Company restaurant expenses includes cost of sales, restaurant labor and restaurant expenses, including advertising.
Reconciliation of operating income to income before provision for income taxes:

	Fiscal Years Ended
	June 28, 2017	June 29, 2016	June 24, 2015
Operating income	$256,178	$317,476	$311,202
Less interest expense	(49,547)	(32,574)	(29,006)
Plus other, net	1,877	1,485	2,081
Income before provision for income taxes	$208,508	$286,387	$284,277

16. IMMATERIAL CORRECTION OF PRIOR PERIOD FINANCIAL STATEMENTS
In connection with the preparation of the consolidated financial statements for the year ended June 28, 2017, we discovered immaterial errors in prior years relating to the accuracy of the deferred income tax liability, primarily related to property and equipment. While we have concluded that the impact of these errors on our previously-issued consolidated financial statements was not material, we have revised our previously-reported consolidated financial statements for the years ended June 29, 2016 and June 24, 2015.

The revisions to our consolidated statements of comprehensive income for the years ended June 29, 2016 and June 24, 2015 are as follows (in thousands, except per share amounts):

	Fifty-Three Week Period Ended June 29, 2016		Fifty-Two Week Period Ended June 24, 2015
	As Reported	As Revised	As Reported	As Revised
Income before provision for income taxes	$286,387	$286,387	$284,277	284,277
Provision for income taxes	85,642	85,767	87,583	89,618
Net income	$200,745	$200,620	$196,694	$194,659

Basic net income per share	$3.47	$3.47	$3.12	$3.09

Diluted net income per share	$3.42	$3.42	$3.05	$3.02

Basic weighted average shares outstanding	57,895	57,895	63,072	63,072

Diluted weighted average shares outstanding	58,684	58,684	64,404	64,404

Other comprehensive loss:
Foreign currency translation adjustment	$(2,964)	$(2,964)	$(7,690)	$(7,690)
Other comprehensive loss	(2,964)	(2,964)	(7,690)	(7,690)
Comprehensive income	$197,781	$197,656	$189,004	$186,969

The revisions to our consolidated balance sheet as of June 29, 2016 were as follows (in thousands):

	June 29, 2016
	As Reported	As Revised

Accounts receivable, net	$43,944	$45,612
Total current assets	176,774	178,442
Deferred income taxes, net	27,003	14,325
Total other assets (a)	249,534	236,856
Total assets (a)	1,469,460	1,458,450

Income taxes payable	18,814	22,022
Total current liabilities	432,443	435,651
Other liabilities	139,423	137,682
Total shareholders’ deficit	(213,099)	(225,576)
Total liabilities and shareholders’ deficit	$1,469,460	$1,458,450
____________________________________________________________________

(a)
During the first quarter of fiscal 2017, we adopted ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs, on a retrospective basis. Accordingly, we reclassified the debt issuance cost balances associated with the 2.60% notes and 3.88% notes of $1.0 million and $2.2 million, respectively, from other assets to long-term debt, less current installments on the consolidated balance sheet as of June 29, 2016.

The revisions had no impact on cash flows from operating, investing, or financing activities on the consolidated statements of cash flows for fiscal years 2016 and 2015. The revisions to the consolidated statements of shareholders' deficit include the changes to net income and comprehensive income, as noted above, and a $10.3 million decrease to retained earnings at the beginning of fiscal 2015.

17. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
The following table summarizes the unaudited consolidated quarterly results of operations for fiscal 2017 and 2016 (in thousands, except per share amounts):

	Fiscal Year 2017 Quarters Ended
	Sept. 28	Dec. 28	March 29	June 28
Revenues	$758,492	$771,043	$810,641	$810,661
Income before provision for income taxes	$32,966	$48,268	$59,612	$67,662
Net income	$23,233	$34,637	$42,369	$50,584
Basic net income per share	$0.42	$0.70	$0.87	$1.03
Diluted net income per share	$0.42	$0.69	$0.86	$1.02
Basic weighted average shares outstanding	54,844	49,833	48,954	48,917
Diluted weighted average shares outstanding	55,576	50,480	49,506	49,435

	Fiscal Year 2016 Quarters Ended
	Sept. 23	Dec. 23	March 23	June 29 (a)
Revenues	$762,559	$788,610	$824,639	$881,681
Income before provision for income taxes	$48,753	$68,272	$78,150	$91,212
Net income	$33,207	$47,694	$57,502	$62,217
Basic net income per share	$0.55	$0.81	$1.01	$1.12
Diluted net income per share	$0.54	$0.80	$1.00	$1.10
Basic weighted average shares outstanding	60,225	59,198	56,673	55,657
Diluted weighted average shares outstanding	61,208	59,899	57,407	56,394
____________________________________________________________________

(a)
This unaudited financial information has been revised to reflect the effect of the revisions described in Note 16-Immaterial Correction of Prior Period Financial Statements. The impact on fiscal 2016 was a reduction to net income of $0.1 million which has been reflected as a reduction in the fourth quarter of fiscal 2016. There were no impacts to the previously-reported quarterly results in fiscal 2017.

Net income for fiscal 2017 included severance charges of $0.3 million, $5.9 million and $0.4 million in the first, third and fourth quarters of fiscal 2017, respectively. Restaurant impairment charges of $1.9 million and $3.3 million were recorded in the second and fourth quarters, respectively. We also recorded additional lease and other costs associated with closed restaurants of $2.5 million, $0.3 million, $0.8 million and $0.5 million in the first, second, third and fourth quarters of fiscal 2017, respectively. We incurred professional fees and severance expenses of $2.5 million and $0.2 million in the first and second quarters, respectively, related to our information technology restructuring. We also recorded gains on the sale of property of $2.6 million in the second quarter of fiscal 2017. Additionally, we recorded accelerated depreciation related to long-lived assets to be disposed of $0.7 million, $0.7 million and $0.6 million in the first, second and fourth quarters of fiscal 2017, respectively. Furthermore, we recorded consulting fees of $2.4 million and lease guarantee charges of $1.1 million in the fourth quarter of fiscal 2017.
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

18. SUBSEQUENT EVENTS
On August 10, 2017, our Board of Directors declared a quarterly dividend of $0.38 per share effective with the September 2017 dividend. Our Board of Directors also authorized a $250 million increase to our existing share repurchase program, bringing the total amount available for repurchases to approximately $365 million.
Subsequent to the end of the fiscal year, an additional $110.0 million was drawn from the $1 billion revolving credit facility.

19. EFFECT OF NEW ACCOUNTING STANDARDS
In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This update eliminates step two of the goodwill impairment analysis. Companies will no longer be required to perform a hypothetical purchase price allocation to measure goodwill impairment. Instead, they will measure impairment as the difference between the carrying amount and the fair value of the reporting unit. This update is effective for annual and interim periods for fiscal years beginning after December 15, 2019, which will require us to adopt these provisions in the first quarter of fiscal 2021. Early adoption is permitted for interim or annual goodwill impairment tests performed with measurement dates after January 1, 2017. The update will be applied on a prospective basis. We do not expect the adoption of this guidance to have any impact on our consolidated financial statements as the fair value of our reporting units is substantially in excess of the carrying values.
In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments (Topic 230). This update provides clarification regarding how certain cash receipts and cash payments are presented and classified in the statement of cash flows. This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. This update is effective for annual and interim periods for fiscal years beginning after December 15, 2017, which will require us to adopt these provisions in the first quarter of fiscal 2019. Early adoption is permitted for financial statements that have not been previously issued. The update will be applied on a retrospective basis. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements or debt covenants.
In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting (Topic 718). This update was issued as part of the FASB’s simplification initiative and affects all entities that issue share-based payment awards to their employees. The amendments in this update cover such areas as the recognition of excess tax benefits and deficiencies, the classification of those excess tax benefits on the statement of cash flows, an accounting policy election for forfeitures, the amount an employer can withhold to cover income taxes and still qualify for equity classification and the classification of those taxes paid on the statement of cash flows. This update is effective for annual and interim periods for fiscal years beginning after December 15, 2016, which will require us to adopt these provisions in the first quarter of fiscal 2018.  Adoption of the new guidance will require recognition of excess tax benefits and tax deficiencies in the consolidated statements of comprehensive income on a prospective basis, with a cumulative effect adjustment to retained earnings for any prior year excess tax benefits or tax deficiencies not previously recorded. In addition, this guidance will require reclassification of excess tax benefits from cash flows from financing activities to cash flows from operating activities on the consolidated statements of cash flows. We expect to apply this change on a retrospective basis. Based on our current stock price, we expect the adoption of the new guidance in the first quarter of fiscal 2018 will result in the recognition of a discrete tax expense of approximately $2 million in the provision for income taxes on our fiscal 2018 consolidated statements of comprehensive income. The inclusion of excess tax benefits and deficiencies within our provision for income taxes will increase its volatility as the amount of excess tax benefits or deficiencies from share-based compensation awards depends on our stock price at the date the awards vest. We expect that adoption of the remaining provisions in the update noted above will not have a material impact on our consolidated financial statements.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This update requires a lessee to recognize on the balance sheet a liability to make lease payments and a corresponding right-of-use asset for virtually all leases, other than leases with a term of 12 months or less. The update also requires additional disclosures about the amount, timing, and uncertainty of cash flows arising from leases. This update is effective for annual and interim periods for fiscal years beginning after December 15, 2018, which will require us to adopt these provisions in the first quarter of fiscal 2020. Early adoption is permitted for financial statements that have not been previously issued. This update will be applied on a modified retrospective basis. We anticipate implementing the standard by taking advantage of the practical expedient option. The discounted minimum remaining rental payments will be the starting point for determining the right-of-use asset and lease liability. We had operating leases with remaining rental payments of approximately $606.9 million at the end of fiscal 2017. We expect that adoption of the new guidance will have a material impact on our consolidated balance sheets due to recognition of the right-of-use asset and lease liability related to our current operating leases. The process of evaluating the full impact of the new guidance on our consolidated financial statements and disclosures is ongoing, but we anticipate the initial evaluation of the impact will be completed in fiscal 2018.
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The FASB has subsequently amended this update by issuing additional ASU's that provide clarification and further guidance around areas identified as potential implementation issues. These updates provide a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. These updates also require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU 2015-14 delaying the effective date of adoption. These updates are now effective for annual and interim periods for fiscal years beginning after December 15, 2017, which will require us to adopt these provisions in the first quarter of fiscal 2019. Early application in fiscal 2018 is permitted. These updates permit the use of either the retrospective or cumulative effect transition method. We do not believe these updates will impact our recognition of revenue from sales generated at company-owned restaurants or our recognition of royalty fees from franchisees. We are continuing to evaluate the impact the adoption of these updates will have on the recognition of revenue related to our gift card and loyalty programs and our franchise agreements, as well as which adoption method will be used. The process of evaluating the full impact of the new guidance on our consolidated financial statements and disclosures is ongoing, but we anticipate the initial evaluation of the impact will be completed in the first half of fiscal 2018.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Brinker International, Inc.:

We have audited the accompanying consolidated balance sheets of Brinker International, Inc. and subsidiaries (the Company) as of June 28, 2017 and June 29, 2016, and the related consolidated statements of comprehensive income, shareholders’ (deficit) equity, and cash flows for each of the years in the three‑year period ended June 28, 2017. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brinker International, Inc. and subsidiaries as of June 28, 2017 and June 29, 2016, and the results of their operations and their cash flows for each of the years in the three‑year period ended June 28, 2017, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of June 28, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 28, 2017, expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP
Dallas, TX
August 28, 2017

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Brinker International, Inc.:

We have audited Brinker International, Inc.’s (the Company) internal control over financial reporting as of June 28, 2017, based on criteria established in Internal Control ‑ Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Brinker International Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.
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
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to ineffective internal controls over the measurement and presentation of deferred income taxes, resulting from a lack of skilled resources in the tax department with sufficient understanding of internal control over financial reporting, has been identified and included in management’s assessment.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Brinker International, Inc. and subsidiaries as of June 28, 2017 and June 29, 2016, and the related consolidated statements of comprehensive income, shareholders’ (deficit) equity, and cash flows for each of the years in the three‑year period ended June 28, 2017. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2017 consolidated financial statements, and this report does not affect our report dated August 28, 2017, which expressed an unqualified opinion on those consolidated financial statements.
In our opinion, because of the effect of the aforementioned material weakness on the achievement of the objectives of the control criteria, Brinker International, Inc. has not maintained effective internal control over financial reporting as of June 28, 2017, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We do not express an opinion or any other form of assurance on management’s statements referring to corrective actions taken after June 28, 2017, relative to the aforementioned material weakness in internal control over financial reporting.

/s/ KPMG LLP
Dallas, TX
August 28, 2017

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
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management, including the principal executive officer and principal financial officer, has conducted an assessment, including testing, of the effectiveness of the Company’s internal control over financial reporting as of June 28, 2017, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - An Integrated Framework (2013). Based on this evaluation, management has identified a material weakness in our internal controls over the measurement and presentation of deferred income taxes. Specifically, the Company did not have effective controls over the completeness and accuracy of temporary taxable and deductible differences between the book carrying amount and the tax basis of the underlying assets and liabilities at interim and annual reporting dates and including when the tax returns were filed. These process level control deficiencies resulted from a lack of skilled resources in the tax department with sufficient understanding of internal controls over financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
The control deficiencies described above resulted in immaterial misstatements of the Company’s provision for income taxes as well as the deferred tax liability, primarily related to property and equipment, and income taxes payable in our consolidated financial statements as at and for the year ended June 29, 2016 which was corrected in our consolidated financial statements for the year ended June 28, 2017 as further described in Note 16 to the notes to the consolidated financial statements. Moreover, these control deficiencies create a reasonable possibility that a material misstatement to our consolidated financial statements will not be prevented or detected on a timely basis. As a result, we concluded that the deficiencies represent a material weakness in our internal control over financial reporting and that our internal control over financial reporting is not effective as of June 28, 2017.

Our independent registered public accounting firm, KPMG LLP, has expressed an adverse report on the operating effectiveness of our internal control over financial reporting. KPMG LLP’s report appears on page F-42 of this Form 10-K.

/s/ WYMAN T. ROBERTS
WYMAN T. ROBERTS
President and Chief Executive Officer
/s/ JOE TAYLOR
JOE TAYLOR
Senior Vice President and Chief Financial Officer