Form 10-K, Exhibit 13
period 2018-06-27
BRINKER INTERNATIONAL INC
filed 2018-08-27
CIK 703351

EXHIBIT 13
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following are attached hereto as part of Exhibit 13:

BRINKER INTERNATIONAL, INC.
SELECTED FINANCIAL DATA
(In thousands, except per share amounts and number of restaurants)

	Fiscal Years Ended
	6/27/2018	6/28/2017	6/29/2016(1)	6/24/2015	6/25/2014
Income Statement Data:
Revenues:
Company sales	$3,041,516	$3,062,579	$3,166,659	$2,904,746	$2,823,069
Franchise and other revenues	93,901	88,258	90,830	97,532	86,426
Total revenues	3,135,417	3,150,837	3,257,489	3,002,278	2,909,495
Operating costs and expenses:
Company restaurants (excluding depreciation and amortization)
Cost of sales	796,007	791,321	840,204	775,063	758,028
Restaurant labor	1,033,853	1,017,945	1,036,005	929,206	905,589
Restaurant expenses	757,547	773,510	762,663	703,334	686,314
Company restaurant expenses	2,587,407	2,582,776	2,638,872	2,407,603	2,349,931
Depreciation and amortization	151,392	156,409	156,368	145,242	136,081
General and administrative	136,012	132,819	127,593	133,467	132,094
Other gains and charges	34,500	22,655	17,180	4,764	49,224
Total operating costs and expenses	2,909,311	2,894,659	2,940,013	2,691,076	2,667,330
Operating income	226,106	256,178	317,476	311,202	242,165
Interest expense	58,986	49,547	32,574	29,006	28,091
Other, net	(3,102)	(1,877)	(1,485)	(2,081)	(2,214)
Income before provision for income taxes	170,222	208,508	286,387	284,277	216,288
Provision for income taxes	44,340	57,685	85,767	89,618	62,249
Net income	$125,882	$150,823	$200,620	$194,659	$154,039

Basic net income per share	$2.75	$2.98	$3.47	$3.09	$2.33

Diluted net income per share	$2.72	$2.94	$3.42	$3.02	$2.26

Basic weighted average shares outstanding	45,702	50,638	57,895	63,072	66,251

Diluted weighted average shares outstanding	46,264	51,250	58,684	64,404	68,152

Balance Sheet Data:
Working capital	$(278,056)	$(292,036)	$(257,209)	$(233,304)	$(271,426)
Total assets(2)	1,347,340	1,403,633	1,458,450	1,421,450	1,485,612
Long-term obligations(2)	1,631,309	1,460,953	1,248,375	1,091,734	956,408
Shareholders’ (deficit) equity	(718,309)	(493,681)	(225,576)	(90,812)	63,094
Dividends per share	$1.52	$1.36	$1.28	$1.12	$0.96

Number of Restaurants Open (End of Year):
Company-owned	997	1,003	1,001	888	884
Franchise	689	671	659	741	731
Total	1,686	1,674	1,660	1,629	1,615

Revenues of franchisees(3)	$1,309,379	$1,331,908	$1,348,616	$1,644,015	$1,616,747

(1)	Fiscal year 2016 consisted of 53 weeks while all other periods presented consisted of 52 weeks.

(2)
Debt issuance costs are presented in the Consolidated Balance Sheets as a direct deduction from the associated debt liability. Amounts presented for fiscal years prior to fiscal 2017 were reclassified from other assets to long-term debt to conform to the current year’s presentation.

(3)	Royalty revenues are recognized based on the sales generated and reported to the Company by franchisees.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
GENERAL
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is intended to help you understand our company, our operations, and our current operating environment. For an understanding of the significant factors that influenced our performance during the past three fiscal years, the MD&A should be read in conjunction with the Consolidated Financial Statements and related notes included in this annual report. Our MD&A consists of the following sections:

•	Overview - a general description of our business and the casual dining segment of the restaurant industry

•	Results of Operations - an analysis of our Consolidated Statements of Comprehensive Income for the three years presented in our Consolidated Financial Statements

•
Liquidity and Capital Resources - an analysis of cash flows, including capital expenditures, aggregate contractual obligations, share repurchase activity, known trends that may impact liquidity, and the impact of inflation

•	Critical Accounting Estimates - a discussion of accounting policies that require critical judgments and estimates including recent accounting pronouncements
The following discussion should be read together with Part II, Item 6 - Selected Financial Data presented for the fiscal year ended June 27, 2018 and Part II, Item 8 - Financial Statements and Supplementary Data of our Annual Report. Our Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States, and include the accounts of Brinker International, Inc. and our wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. We have a 52/53 week fiscal year ending on the last Wednesday in June. Fiscal years 2018 and 2017, which ended on June 27, 2018 and June 28, 2017, respectively, each contained 52 weeks. Fiscal year 2016 ended on June 29, 2016 and contained 53 weeks. The estimated impact of the 53rd week in fiscal 2016 was an increase in revenue of approximately $58.3 million. While certain expenses increased in direct relationship to additional revenue from the 53rd week, other expenses, such as fixed costs, are incurred on a calendar month basis. All amounts within the MD&A are presented in millions unless otherwise specified.
OVERVIEW
We are principally engaged in the ownership, operation, development, and franchising of the Chili’s Grill & Bar (“Chili’s”) and Maggiano’s Little Italy (“Maggiano’s”) restaurant brands. At June 27, 2018, we owned, operated, or franchised 1,686 restaurants, consisting of 997 company-owned restaurants and 689 franchised restaurants. Our two restaurant brands, Chili’s and Maggiano’s, are both operating segments and reporting units.
We are committed to strategies and a company culture that we believe are centered on long-term sales and profit growth, enhancing the guest experience and team member engagement. Our strategies and culture are intended to differentiate our brands from the competition, reduce the costs associated with managing our restaurants and establish a strong presence for our brands in key markets around the world.
We believe the restaurant industry has been building restaurants at a pace that exceeds consumer demand. Growing sales and traffic continues to be a challenge with increasing competition and heavy discounting in the casual dining industry. We regularly evaluate our processes and menu at Chili’s to identify opportunities where we can improve our service quality and food. During fiscal 2018, we cut our menu offerings by a third compared to the prior year, and focused on our core equities of burgers, ribs, fajitas and margaritas. This initiative improved kitchen efficiency and allowed our managers and cooks to deliver our food hotter and faster to our guests. We also invested in the quality of our food and brought bigger burgers, meatier ribs and fajitas to our guests. Additionally, we launched a margarita of the month platform that features a new margarita every month at an every-day value price of $5.00. As fiscal 2018 ended, our average delivery time in the dining room has improved by approximately one minute compared to the year before, and our burger, fajita and margarita businesses are all growing.
We remain competitive with our value offerings at both lunch and dinner and are committed to offering consistent, quality products at a compelling every day value. During the latter half of fiscal 2018, we offered a promotional “3 for $10” platform that allowed guests to combine a starter, a non-alcoholic drink and an entree for just $10.00. We plan to leverage our scale and business model to continue this promotional platform in fiscal 2019, and we believe that few of our competitors can match this promotional value on a consistent basis. In the latter half of fiscal 2018, we also relaunched our My Chili’s Rewards program and moved away from the points system that is characteristic of most retail and restaurant loyalty programs. Our simple program currently provides customized offers to loyalty members, that includes free chips and salsa or soft drink on every visit. We will continue to seek opportunities to reinforce value and create interest for the Chili’s brand with new and varied offerings to further enhance sales and drive incremental traffic.
The Chili’s brand continues to leverage technology to improve convenience for our guests and to create a digital guest experience that we believe will help us engage our guests more effectively. Our database of guests in our My Chili’s Rewards program increased by approximately 20% in fiscal 2018, and we are able to give our loyalty members customized offers tied to their purchase behavior. We anticipate that guest loyalty programs will be a significant part of our marketing strategy going forward. We also have put greater emphasis on advertising our To Go capabilities. In the fourth quarter of fiscal 2018, Chili’s grew its To Go business by double digit sales increases every month compared to the prior year. To Go sales grew to be approximately 11.5% of total Chili’s To Go and dine-in sales by the end of fiscal 2018. We believe that guests will continue to prefer more convenience and options that allow them to eat at home, and we plan to continue investments in our digital guest experience and To Go capabilities.
We believe that improvements at Chili’s will have a significant impact on the business; however, our results will also benefit through additional contributions from Maggiano’s and our global Chili’s business. Maggiano’s opened one restaurant in fiscal 2018, and Maggiano’s is expected to open one franchise location in fiscal 2019. Guests are responding favorably to the addition of Saturday and Sunday brunch, together with our lunch menu, at all Maggiano’s restaurants. Maggiano’s is committed to delivering high quality food and a dining experience in line with this brand’s heritage.
Our global Chili’s business continues to grow with locations in 31 countries and two territories outside of the United States. Our international franchisees opened 34 new restaurants in fiscal 2018, including our first Chili’s restaurants in the countries of Chile and Panama. We plan to strategically pursue expansion of Chili’s internationally through development agreements with new and existing franchise partners.

RESULTS OF OPERATIONS
The following table sets forth selected operating data as a percentage of total revenues (unless otherwise noted) for the periods indicated. All information is derived from the accompanying Consolidated Statements of Comprehensive Income:

	Fiscal Years Ended
	June 27, 2018	June 28, 2017	June 29, 2016
Revenues:
Company sales	97.0%	97.2%	97.2%
Franchise and other revenues	3.0%	2.8%	2.8%
Total revenues	100.0%	100.0%	100.0%
Operating Costs and Expenses:
Company restaurants (excluding depreciation and amortization)
Cost of sales(1)	26.2%	25.8%	26.5%
Restaurant labor(1)	34.0%	33.2%	32.7%
Restaurant expenses(1)	24.9%	25.3%	24.1%
Company restaurant expenses(1)	85.1%	84.3%	83.3%
Depreciation and amortization	4.8%	5.0%	4.8%
General and administrative	4.3%	4.2%	3.9%
Other gains and charges	1.1%	0.7%	0.5%
Total operating costs and expenses	92.8%	91.9%	90.3%
Operating income	7.2%	8.1%	9.7%
Interest expense	1.9%	1.6%	0.9%
Other, net	(0.1)%	(0.1)%	—%
Income before provision for income taxes	5.4%	6.6%	8.8%
Provision for income taxes	1.4%	1.8%	2.6%
Net income	4.0%	4.8%	6.2%

(1)	As a percentage of company sales
REVENUES
Revenues are presented in two separate captions in the Consolidated Statements of Comprehensive Income to provide more clarity around company-owned restaurant revenue and operating expense trends. Company sales include revenues generated by the operation of company-owned restaurants including gift card redemptions. Franchise and other revenues includes royalties, development fees, franchise fees, Maggiano’s banquet service charge income, gift card breakage and discounts, digital entertainment revenue, Chili’s retail food product royalties, merchandise and delivery fee income.

Fiscal 2018 versus Fiscal 2017
The following is a summary of the change in Total revenues:

Revenues
Fiscal Year Ended June 28, 2017	$3,150.8
Change from:
Restaurant closings	(18.8)
Restaurant openings	26.5
Comparable restaurant sales	(23.3)
Hurricanes Harvey and Irma impact	(5.4)
Company sales	(21.0)
Franchise and other revenues	5.6
Fiscal Year Ended June 27, 2018	$3,135.4
Total revenues for fiscal 2018 decreased to $3,135.4 million, a 0.5% decrease from the $3,150.8 million generated for fiscal 2017 driven primarily by a 0.7% decrease in Company sales. The decrease in Company sales for fiscal 2018 was primarily due to a decline of $23.3 million in comparable restaurant sales, $18.8 million due to the closure of underperforming restaurants and $5.4 million related to temporary restaurant closures associated with Hurricanes Harvey and Irma in the first quarter of fiscal 2018, partially offset by an increase in Company sales of $26.5 million due to sales generated at Chili’s and Maggiano’s restaurants opened during fiscal 2018. Franchise and other revenues increased 6.3% to $93.9 million in fiscal 2018 compared to $88.3 million in fiscal 2017 primarily driven by an increase of $8.7 million in gift card-related revenues, partially offset by a $1.6 million decrease in digital entertainment revenues. Our franchisees generated approximately $1,309.4 million in sales in fiscal 2018.
The table below presents the percent change in comparable restaurant sales for the fiscal year ended June 27, 2018:

	Fiscal Year Ended June 27, 2018
	Comparable Sales(1)	Price Increase	Mix Shift(2)	Traffic	Restaurant Capacity(3)
Company-owned	(1.0)%	1.3%	1.1%	(3.4)%	(0.2)%
Chili’s	(1.1)%	1.3%	1.2%	(3.6)%	(0.3)%
Maggiano’s	0.1%	1.1%	0.6%	(1.6)%	1.2%
Chili’s Franchise(4)	(2.1)%
U.S.	(1.8)%
International	(2.7)%
Chili’s Domestic(5)	(1.3)%
System-wide(6)	(1.3)%

(1)	Comparable restaurant sales include all restaurants that have been in operation for more than 18 months. Amounts are calculated based on comparable 52 weeks in each fiscal year.

(2)	Mix shift is calculated as the year-over-year percentage change in company sales resulting from the change in menu items ordered by guests.

(3)	Restaurant capacity is measured by sales weeks. Amounts are calculated based on comparable 52 weeks in each fiscal year.

(4)
Revenues generated by franchisees are not included in revenues in the Consolidated Statements of Comprehensive Income; however, we generate royalty revenue and advertising fees based on franchisee revenues, where applicable. We believe including franchise comparable restaurant sales provides investors information regarding brand performance that is relevant to current operations and may impact future restaurant development.

(5)	Chili’s domestic comparable restaurant sales percentages are derived from sales generated by company-owned and franchise operated Chili’s restaurants in the United States.

(6)
System-wide comparable restaurant sales are derived from sales generated by company-owned Chili’s and Maggiano’s restaurants in addition to the sales generated at franchise-operated Chili’s restaurants.

Chili’s company sales decreased 0.9% to $2,628.3 million in fiscal 2018 from $2,653.3 million in fiscal 2017. The decrease was primarily due to a decline in comparable restaurant sales of $29.3 million, or 1.1%, which includes $4.1 million related to temporary restaurant closures associated with Hurricanes Harvey and Irma in the first quarter of fiscal 2018, and restaurant closures of $14.9 million, partially offset by an increase of $18.8 million due to sales generated at new Chili’s restaurants opened during fiscal 2018. Chili’s company-owned restaurant capacity (as measured in sales weeks) decreased 0.3% compared to the prior year due to six net restaurant closures during fiscal 2018.
Maggiano’s company sales increased 1.0% to $413.3 million in fiscal 2018 from $409.3 million in fiscal 2017. The increase was primarily due to an increase in restaurant capacity of $3.7 million and comparable restaurant sales of $0.6 million, or 0.1%, which includes the negative impact of $1.3 million related to temporary restaurant closures associated with Hurricanes Harvey and Irma in the first quarter of fiscal 2018. Maggiano’s company-owned restaurant capacity (as measured in sales weeks) increased 1.2% compared to fiscal 2017 due to the timing of one restaurant opening and one restaurant closure during fiscal 2018.
Fiscal 2017 versus Fiscal 2016
Total revenues for fiscal 2017 decreased to $3,150.8 million, a 3.3% decrease from the $3,257.5 million generated for fiscal 2016 driven primarily by a 3.3% decrease in Company sales. The decrease in Company sales for fiscal 2017 was primarily due to a decline in comparable restaurant sales, partially offset by an increase in restaurant capacity (see table below). The 53rd week in fiscal 2016 contributed additional revenue of approximately $58.3 million.

	Fiscal Year Ended June 28, 2017
	Comparable Sales(1)	Price Increase	Mix Shift(2)	Traffic	Restaurant Capacity(3)
Company-owned	(2.1)%	1.8%	1.6%	(5.5)%	0.4%
Chili’s	(2.3)%	1.8%	1.7%	(5.8)%	0.3%
Maggiano’s	(0.6)%	2.1%	0.3%	(3.0)%	2.7%
Chili’s Franchise(4)	(2.1)%
U.S.	(1.1)%
International	(3.7)%
Chili’s Domestic(5)	(2.0)%
System-wide(6)	(2.1)%

(1)	Comparable restaurant sales include all restaurants that have been in operation for more than 18 months. Amounts are calculated based on comparable 52 weeks in each fiscal year.

(2)	Mix shift is calculated as the year-over-year percentage change in company sales resulting from the change in menu items ordered by guests.

(3)	Restaurant capacity is measured by sales weeks. Amounts are calculated based on comparable 52 weeks in each fiscal year.

(4)
Revenues generated by franchisees are not included in revenues in the Consolidated Statements of Comprehensive Income; however, we generate royalty revenue and advertising fees based on franchisee revenues, where applicable. We believe including franchise comparable restaurant sales provides investors information regarding brand performance that is relevant to current operations and may impact future restaurant development.

(5)	Chili’s domestic comparable restaurant sales percentages are derived from sales generated by company-owned and franchise operated Chili’s restaurants in the United States.

(6)
System-wide comparable restaurant sales are derived from sales generated by company-owned Chili’s and Maggiano’s restaurants in addition to the sales generated at franchise-operated Chili’s restaurants.

Chili’s company sales decreased 3.7% to $2,653.3 million in fiscal 2017 from $2,754.9 million in fiscal 2016. The decrease was primarily due to a decline in comparable restaurant sales as well as one less operating week in fiscal 2017, partially offset by an increase in restaurant capacity. Chili’s comparable restaurant sales decreased 2.3% for fiscal 2017 compared to the prior year. Chili’s company-owned restaurant capacity increased 0.3% compared to prior year due to one net restaurant opening during fiscal 2017.
Maggiano’s company sales decreased 0.6% to $409.3 million in fiscal 2017 from $411.8 million in fiscal 2016. The decrease was primarily driven by a decline in comparable restaurant sales as well as one less operating week in fiscal 2017, partially offset by an increase in restaurant capacity. Maggiano’s comparable restaurant sales decreased 0.6% for fiscal 2017 compared to the prior year. Maggiano’s company-owned restaurant capacity increased 2.7% compared to prior year due to one net restaurant opening during fiscal 2017.
Franchise and other revenues decreased 2.8% to $88.3 million in fiscal 2017 compared to $90.8 million in fiscal 2016 primarily driven by a decrease in royalty revenues due to a decline in domestic and international franchise comparable restaurant sales, partially offset by an increase in gift card related revenues. Our franchisees generated approximately $1,331.9 million in sales in fiscal 2017.
COSTS AND EXPENSES
Fiscal 2018 versus Fiscal 2017

	Fiscal Years Ended				(Favorable) Unfavorable Variance
	June 27, 2018		June 28, 2017
	Dollars	% of Company Sales	Dollars	% of Company Sales	Dollars	% of Company Sales
Cost of sales	$796.0	26.2%	$791.3	25.8%	$4.7	0.4%
Restaurant labor	1,033.9	34.0%	1,017.9	33.2%	16.0	0.8%
Restaurant expenses	757.5	24.9%	773.5	25.3%	(16.0)	(0.4)%
Depreciation and amortization	151.4		156.4		(5.0)
General and administrative	136.0		132.8		3.2
Other gains and charges	34.5		22.7		11.8
Interest expense	59.0		49.5		9.5
Other, net	(3.1)		(1.9)		(1.2)
Cost of sales as a percentage of Company sales increased 0.4%, or $10.1 million, due to $18.0 million of unfavorable menu item mix primarily related to beef and chicken and $1.2 million of other unfavorable items, partially offset by $9.1 million increased menu pricing.
Restaurant labor as a percentage of Company sales increased 0.8%, or $22.9 million, due to $19.1 million of higher wage rates as well as a $1.9 million increase in employee health insurance expenses and $1.9 million of other unfavorable management and employee-related expenses. These changes include the impact of $6.9 million of sales deleverage due to a decrease in Company sales.

Restaurant expenses as a percentage of Company sales decreased 0.4%, or $10.6 million, due to $6.4 million of reduced operating lease expenses related to the change in classification of a technology-related lease, $6.1 million of lower advertising and marketing related expenses, $2.7 million of lower supervision related expenses related to the impact from organizational changes implemented in the third quarter of fiscal 2017, and $1.3 million of reduced workers’ compensation and general liability expenses. These reductions were partially offset by $2.3 million of higher supplies expense, $1.5 million of increased rent expense, $1.2 million of higher repairs and maintenance, and $0.8 million related to other various restaurant expenses. These changes include the impact of $5.4 million of sales deleverage due to a decrease in Company sales.
Depreciation and amortization decreased $5.0 million in fiscal 2018 as compared to fiscal 2017 due to an increase in fully depreciated assets and restaurant closures of $21.1 million and $2.3 million in various depreciation expense, partially offset by depreciation on asset replacements of $12.2 million, an increase in technology-related capital lease depreciation of $3.6 million and new restaurant openings of $2.5 million.
General and administrative expenses increased $3.2 million in fiscal 2018 as compared to fiscal 2017 as follows:

General and administrative
Fiscal Year Ended June 28, 2017	$132.8
Change from:
Incentive compensation	3.8
Stock-based compensation	0.5
Legal and professional fees	0.2
Payroll related expenses	(0.6)
Other	(0.7)
Fiscal Year Ended June 27, 2018	$136.0
Other gains and charges increased $11.8 million in fiscal 2018 as compared to fiscal 2017 which included additional Restaurant impairment charges of $5.7 million related to nine underperforming Chili’s restaurants located in Alberta, Canada which were closed in fiscal 2018, as well as certain underperforming Chili’s and Maggiano’s which will continue to operate.
Hurricane-related costs, net of recoveries includes $5.1 million associated with Hurricanes Harvey and Irma during fiscal 2018 primarily related to employee relief payments and inventory spoilage.
Restaurant closure charges in fiscal 2018 as compared with fiscal 2017 increased $3.4 million primarily related to lease termination charges and other costs associated with the closure of the nine underperforming Chili’s restaurants located in Canada.
Gain on the sale of assets, net for fiscal 2018 as compared with fiscal 2017 was lower, primarily due to the lower overall gains in fiscal 2018. In fiscal 2018, Gain on the sale of assets, net of $0.2 million was related to the sale of our equity interest in our Mexico joint venture, for further details please see Note 2 - Equity Method Investment.
Cyber security incident charges in fiscal 2018 included $2.0 million related to professional services due to legal and other costs associated with our response to the incident. We first reported the incident during the fourth quarter of fiscal 2018. For further details refer to Item 1A - Risk Factors and Note 13 - Commitments and Contingencies presented within Item 8 - Financial Statements and Supplementary Data provided within Exhibit 13 of this filing.
Sale-leaseback transaction charges of $2.0 million were recorded in fiscal 2018 which include professional fees for brokers, legal, due diligence, and other professional service firms in connection with the sale-leaseback transaction that marketed certain company-owned restaurant properties during the fourth quarter of fiscal 2018. For further details, please see Note 16 - Subsequent Events.

Remodel-related costs during fiscal 2018 of $1.5 million were recorded related to existing fixed asset write-offs associated with the Chili’s reimaging project.
During fiscal 2018, we sold our equity interest in our Mexico joint venture and received a note as consideration denominated in Mexican pesos which is re-measured to U.S. dollars at the end of each period resulting in a gain or loss from foreign currency exchange rate changes. Foreign currency transaction loss (gain) for fiscal 2018 included a net loss of $1.2 million because the value of the Mexican peso decreased as compared to the U.S. dollar during the fiscal year.
Lease guarantee charges for fiscal 2018 as compared with fiscal 2017 increased $0.9 million related to additional leases that were assigned to a divested brand that is currently in bankruptcy proceedings, for which we are secondarily liable.
The above mentioned increases in Other gains and charges were offset partially by a decrease in Severance and other benefits for fiscal 2018 as compared with fiscal 2017 of $6.3 million due to organizational changes that occurred in fiscal 2017. Other for fiscal 2018 as compared with fiscal 2017 decreased primarily related to professional consulting charges related to the organization changes in fiscal 2017. Information technology restructuring for fiscal 2018 as compared with fiscal 2017 decreased $2.7 million related to professional fees and severance incurred in fiscal 2017.
Interest expense increased $9.5 million in fiscal 2018 as compared to fiscal 2017 due to higher average borrowing balances and higher interest rates.
Other, net was favorable $1.2 million in fiscal 2018 as compared to fiscal 2017 due to higher interest and dividends of $0.9 million that includes $0.6 million in interest income related to the CMR note receivable, and $0.3 million increase in sub-lease income. Other, net during fiscal 2018 includes $1.9 million of sublease income primarily from franchisees as part of their respective lease agreements, as well as other subtenants.
Fiscal 2017 versus Fiscal 2016
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
Restaurant expenses, as a percent of Company sales, increased 1.2% in fiscal 2017 primarily due to higher advertising and marketing related expenses, sales deleverage due to a decline in comparable restaurant sales as well as one less operating week compared to the prior year, and increased workers’ compensation insurance expenses.
Depreciation and amortization was flat in fiscal 2017 compared to fiscal 2016. Depreciation on asset replacements and new restaurant openings were offset by an increase in fully-depreciated assets and restaurant closures.
General and administrative increased $5.2 million in fiscal 2017 primarily due to higher performance-based compensation and professional fees, partially offset by lower payroll due to reduced headcount and lower stock-based compensation expenses.
Other gains and charges were $22.7 million in fiscal 2017. We incurred $6.6 million in severance and other benefits related to organizational changes to better align our staffing with the current management strategy and resource needs. Additionally, we recorded restaurant impairment charges of $5.2 million primarily related to long-lived assets and reacquired franchise rights of ten underperforming Chili’s restaurants which will continue to operate. We also recorded restaurant closure charges of $4.1 million primarily related to lease charges and other costs associated with closed restaurants. Furthermore, we incurred $2.7 million of professional fees and severance associated with our information technology restructuring offset by a $2.7 million gain on the sale of property. We also recorded accelerated depreciation charges of $2.0 million related to long-lived assets to be disposed of and lease guarantee charges of $1.1 million related to leases that were assigned to a divested brand. Other charges primarily include $2.4 million of expenses for consulting fees related to a special project.
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
Other, net decreased $0.4 million in fiscal 2017 primarily due to increase in sublease income. Other, net includes $1.6 million of sublease income primarily from franchisees as part of their respective lease agreements, as well as other subtenants.
SEGMENT RESULTS
Fiscal 2018 versus Fiscal 2017

	Fiscal Years Ended		Favorable (Unfavorable) Variance
Chili’s Segment	June 27, 2018	June 28, 2017
Company sales	$2,628.3	$2,653.3	$(25.0)
Franchise and other revenues	71.9	66.7	5.2
Total revenues	2,700.2	2,720.0	(19.8)

Company restaurant expenses(1)	2,224.0	2,220.6	(3.4)
Depreciation and amortization	125.0	129.4	4.4
General and administrative	39.6	37.0	(2.6)
Other gains and charges	24.5	13.2	(11.3)
Total operating costs and expenses	2,413.1	2,400.2	(12.9)

Operating income	$287.1	$319.8	$(32.7)

(1)	Company restaurant expenses includes Cost of sales, Restaurant labor, and Restaurant expenses, including advertising.
Chili’s revenues decreased 0.7% to $2,700.2 million in fiscal 2018 from $2,720.0 million in fiscal 2017, please refer to the REVENUES section above for further details on Chili’s revenue. Chili’s operating income, as a percent of Total revenues, was 10.6% in fiscal 2018 compared to 11.8% in fiscal 2017, this decrease was primarily driven by the decreased Company sales in addition to increased Total operating costs and expenses.
Other gains and charges for Chili’s increased $11.3 million in fiscal 2018 as compared to fiscal 2017 due to an increase in impairment charges of $4.8 million. During fiscal 2018 we also incurred additional lease termination and other related closure costs of $4.6 million due to the decision to close nine Chili’s restaurants located in Alberta, Canada. Additionally during fiscal 2018 we incurred $4.5 million of additional hurricane-related expenses net of insurance proceeds, and $2.0 million in sale-leaseback transaction fees, partially offset by the impact of $4.6 million for severance and other benefits related to organizational changes incurred during fiscal 2017.

Company restaurant expenses for Chili’s as a percentage of Company sales decreased 0.9%, or $24.3 million, in fiscal 2018 as compared to fiscal 2017 primarily due to $19.4 million of higher wage expense driven by increased restaurant labor wage rates, $17.1 million of unfavorable menu item mix, $3.6 million of higher health insurance and other employee expenses, $2.1 million of higher supplies, $1.5 million of unfavorable commodity pricing and other, $1.4 million of higher property taxes, $1.2 million of higher repairs and maintenance expenses and $1.2 million of other unfavorable restaurant expenses. These were partially offset by $8.5 million of increased menu pricing, $6.3 million of reduced operating lease expenses related to the change in classification of a technology-related lease, $5.7 million of lower advertising and marketing related expenses, and $2.7 million of lower supervision related expenses related to the impact from organizational changes implemented in the third quarter of fiscal 2017. These changes include the impact of $20.9 million of sales deleverage due to a decrease in Chili’s Company sales.
General and administrative expenses for Chili’s increased $2.6 million in fiscal 2018 as compared to fiscal 2017 due primarily to higher fiscal 2018 performance-based and stock-based compensation expenses.
Depreciation and amortization for Chili’s decreased $4.4 million in fiscal 2018 as compared to fiscal 2017 due primarily to $15.7 million related to fully-depreciated assets in fiscal 2018, and a $2.0 million decrease related to restaurant closures and restaurant remodels in fiscal 2018, partially offset by $8.8 million related to asset replacements, $8.8 million related to a technology-related capital lease and $2.0 million related to new restaurant openings.

	Fiscal Years Ended		Favorable (Unfavorable) Variance
Maggiano’s Segment	June 27, 2018	June 28, 2017
Company sales	$413.3	$409.3	$4.0
Franchise and other revenues	21.9	21.5	0.4
Total revenues	435.2	430.8	4.4

Company restaurant expenses(1)	362.8	361.7	(1.1)
Depreciation and amortization	15.9	16.1	0.2
General and administrative	5.6	6.2	0.6
Other gains and charges	1.1	0.8	(0.3)
Total operating costs and expenses	385.4	384.8	(0.6)

Operating income	$49.8	$46.0	$3.8

(1)	Company restaurant expenses includes Cost of sales, Restaurant labor, and Restaurant expenses, including advertising.
Maggiano’s revenues increased 1.0% to $435.2 million in fiscal 2018 from $430.8 million in fiscal 2017, please refer to the REVENUES section above for further details on Maggiano’s revenue. Maggiano’s operating income, as a percent of Total revenues, was 11.4% in fiscal 2018 compared to 10.7% in fiscal 2017, this increase was primarily driven by the increased Total revenues, partially offset by increased Total operating costs and expenses consisting primarily of Company restaurant expenses partially offset by lower General and administrative expenses.
Company restaurant expenses as a percentage of Company sales increased 0.6%, or $2.4 million, for Maggiano’s in fiscal 2018 as compared to fiscal 2017 primarily driven by favorable menu item mix of $1.2 million, $0.9 million of increased menu pricing, $0.8 million of favorable workers compensation and general liability insurance claims, $0.7 million of favorable pre-opening related supplies, $0.7 million of other restaurant expenses, $0.6 million of favorable wage expense, $0.5 million of favorable property taxes, and $0.4 million of favorable banquet and delivery expenses, partially offset by $2.2 million of unfavorable commodity pricing and other, $0.8 million of increased rent expense, and $0.4 million of unfavorable hourly employee-related expenses. These changes include the impact of $3.5 million of sales leverage due to an increase in Maggiano’s Company sales.
General and administrative expenses for Maggiano’s decreased in fiscal 2018 as compared to fiscal 2017 by $0.6 million due primarily to lower stock-based compensation expenses of $0.5 million.

Fiscal 2017 versus Fiscal 2016
Chili’s revenues decreased 3.7% to $2,720.0 million in fiscal 2017 from $2,823.4 million in fiscal 2016. The decrease was primarily due to a decline in comparable restaurant sales as well as one less operating week in fiscal 2017, partially offset by an increase in restaurant capacity. Chili’s operating income, as a percent of total revenues, was 11.8% in fiscal 2017 compared to 13.3% in fiscal 2016. The decrease was primarily driven by sales deleverage, higher restaurant labor wage rates and higher advertising and marketing related expenses, partially offset by increased menu pricing and favorable commodity pricing. The decrease in Chili’s operating income was also due to costs incurred for severance and other benefits related to organizational changes and restaurant closure charges.
Maggiano’s revenues decreased 0.8% to $430.8 million in fiscal 2017 from $434.1 million in fiscal 2016. The decrease was primarily driven by a decline in comparable restaurant sales as well as one less operating week in fiscal 2017, partially offset by an increase in restaurant capacity. Maggiano’s operating income, as a percent of total revenues, was 10.7% in fiscal 2017 compared to 10.3% in fiscal 2016. The increase was primarily due to favorable commodity pricing and increased menu pricing, partially offset by sales deleverage, higher workers’ compensation insurance expenses, advertising expenses and unfavorable menu item mix. The increase in Maggiano’s operating income was also due to an impairment charge in fiscal 2016 for an underperforming restaurant.
INCOME TAXES
The effective income tax rate for fiscal 2018 decreased to 26.0% compared to 27.7% in fiscal 2017 due primarily to the Tax Cuts and Jobs Act of 2017 (the “Tax Act”) that was enacted on December 22, 2017 with an effective date of January 1, 2018. The enactment date occurred prior to the end of the second quarter of fiscal 2018 and therefore the federal statutory tax rate changes stipulated by the Tax Act were reflected in the second quarter. The Tax Act lowered the federal statutory tax rate from 35.0% to 21.0% effective January 1, 2018. Our federal statutory tax rate for fiscal 2018 is now 28.1%, representing a blended tax rate for the current fiscal year based on the number of days in the fiscal year before and after the effective date. For subsequent years, our federal statutory tax rate will be 21.0%. In accordance with ASC 740, we re-measured our deferred tax accounts as of the enactment date using the new federal statutory tax rate and recognized the change as a discrete item in the Provision for income taxes. For the fiscal year ended June 27, 2018, the adjustment was $8.2 million, and changed slightly from the prior quarter due to revised full year estimates for changes in our net deferred tax balance.
The effective income tax rate for fiscal 2017 decreased to 27.7% compared to 29.9% in fiscal 2016 due to the decline in profit in fiscal 2017 compared to fiscal 2016 coupled with no significant change in realized tax credits, most notably the FICA tip credit. The FICA tip credit in fiscal 2017 was consistent with fiscal 2016 and therefore the decline in profit before taxes resulted in a decrease in the effective tax rate in comparison to fiscal 2016. The resolution of uncertain tax positions resulted in a net reduction in tax expense for fiscal 2017 but to a lesser extent than in fiscal 2016.
In connection with the preparation of the Consolidated Financial Statements for the year ended June 28, 2017, we identified and assessed a material weakness related to the measurement and presentation of deferred income taxes as a result of immaterial errors in prior years. During fiscal 2018, new controls were added and operated successfully prior to filing this Form 10-K, remediating the material weakness. Please see Item 9A - Controls and Procedures for further details.

LIQUIDITY AND CAPITAL RESOURCES
Cash Flows
Cash Flows from Operating Activities

	Fiscal Years Ended
	June 27, 2018	June 28, 2017	June 29, 2016
Net cash provided by operating activities (in millions):	$284.5	$315.1	$400.2
Fiscal 2018 vs Fiscal 2017 - During fiscal 2018, net cash flow provided by operating activities decreased $30.6 million from fiscal 2017 primarily due to a $24.9 million decrease in earnings in fiscal 2018 and more cash used compared to fiscal 2017 related to Other liabilities of $12.5 million, Gift card liability of $11.5 million, Current income taxes of $7.2 million and Accounts receivable, net of $6.8 million, partially offset by a $26.1 million increase in deferred income taxes, net and less cash used compared to fiscal 2017 for Accrued payroll of $4.9 million.
Fiscal 2017 vs Fiscal 2016 - During fiscal 2017, net cash flow provided by operating activities was $315.1 million compared to $400.2 million in fiscal 2016. Cash flow from operations decreased due to the impact of adopting the final IRS tangible property regulations in fiscal 2016 and decreased earnings in the current year, partially offset by an increase due to the prior year impact of the acquisition of Pepper Dining in addition to lower payments related to performance-based compensation liabilities.
Cash Flows from Investing Activities

	Fiscal Years Ended
	June 27, 2018	June 28, 2017	June 29, 2016
Net cash used in investing activities (in millions):
Payments for property and equipment	$(101.3)	$(102.6)	$(112.8)
Proceeds from sale of assets	19.9	3.2	4.3
Proceeds from note receivable	1.9	—	—
Insurance recoveries	1.7	—	—
Payment for business acquisition, net of cash acquired	—	—	(105.6)
	$(77.8)	$(99.4)	$(214.1)
Fiscal 2018 vs Fiscal 2017 - Net cash used in investing activities for fiscal 2018 decreased $21.6 million from fiscal 2017. Proceeds from sale of assets for the fiscal year ended June 27, 2018 includes $13.7 million of net cash proceeds related to the sale of the portion of our current corporate headquarters property that we owned. We will continue to occupy the current headquarters until our new corporate headquarters is available during fiscal 2019 or until March 31, 2019. Proceeds from note receivable of $1.9 million during fiscal 2018 relates to payments received on the note receivable obtained as consideration from the sale of our equity interest in our Mexico joint venture. Insurance recoveries for the fiscal year ended June 27, 2018 includes $1.0 million of insurance proceeds received related to Hurricane Harvey property claims and an additional $0.7 million received related to insurance claims on property damages from natural disaster flooding in Louisiana. Payments for property and equipment decreased primarily due to the fiscal 2017 increase in purchases for new beer taps for the line of craft beers launched, partially offset by the fiscal 2018 Chili’s reimages.
Fiscal 2017 vs Fiscal 2016 - Net cash used in investing activities for fiscal 2017 decreased to $99.4 million compared to $214.1 million in fiscal 2016 primarily due to the acquisition of Pepper Dining for $105.6 million in fiscal 2016. Capital expenditures decreased to $102.6 million for fiscal 2017 compared to $112.8 million for fiscal 2016 primarily due to decrease in Chili’s new restaurant construction, partially offset by the purchase of new beer taps for the new line of craft beers at Chili’s.

Cash Flows from Financing Activities

	Fiscal Years Ended
	June 27, 2018	June 28, 2017	June 29, 2016
Net cash used in financing activities (in millions):
Borrowings on revolving credit facility	$1,016.0	$250.0	$256.5
Payments on revolving credit facility	(588.0)	(388.0)	(110.0)
Purchases of treasury stock	(303.2)	(370.9)	(284.9)
Payments on long-term debt	(260.3)	(3.8)	(3.4)
Payments of dividends	(70.0)	(70.8)	(74.1)
Proceeds from issuances of treasury stock	2.3	5.6	6.2
Payments for debt issuance costs	(1.6)	(10.2)	—
Proceeds from issuance of long-term debt	—	350.0	—
	$(204.8)	$(238.1)	$(209.7)
Fiscal 2018 vs Fiscal 2017 - Net cash used in financing activities for fiscal 2018 decreased $33.3 million from fiscal 2017 primarily due to $566.0 million in net borrowing proceeds on our revolver and $67.7 million decrease in spending on share repurchases, partially offset by the impact of $350.0 million received from the issuance of our 5.00% notes in fiscal 2017 and $250.0 million used in fiscal 2018 for the repayment of our matured 2.60% notes.
Net borrowings of $428.0 million were drawn on the $1.0 billion revolving credit facility primarily to fund fiscal 2018 share repurchases and repay the $250.0 million 2.60% notes that matured in May 2018. As of June 27, 2018, $820.3 million was outstanding under the revolving credit facility. Subsequent to the end of the fiscal year, net payments of $381.0 million were made on the revolving credit facility. During the fourth quarter of fiscal 2018, we amended the revolving credit facility, this amendment was executed to provide the ability to execute certain sale-leaseback transactions and to increase the restricted payment capacity. The related debt issuance costs of $1.6 million are included in Other assets in the Consolidated Balance Sheets as of June 27, 2018. Under the revolving credit facility, the maturity date for $890.0 million of the facility is September 12, 2021, and the remaining $110.0 million is due on March 12, 2020. The amended revolving credit facility generally bears interest of LIBOR plus an applicable margin, which is a function of our credit rating and debt to cash flow ratio, but is subject to a maximum of LIBOR plus 2.00%. For a period of 180 days following the third amendment to the revolving credit facility, we are paying interest at a rate of LIBOR plus 1.70% for a total of 3.79%. One month LIBOR at June 27, 2018 was approximately 2.09%. As of June 27, 2018, $179.8 million of credit is available under the revolving credit facility. As of June 27, 2018, we were in compliance with all financial debt covenants.
During fiscal 2018 we repurchased approximately 7.9 million shares of our common stock for $303.2 million. The repurchased shares included shares purchased as part of our share repurchase program and shares repurchased to satisfy team member tax withholding obligations on the vesting of restricted shares. In August 2017, our Board of Directors authorized a $250.0 million increase to our existing share repurchase program resulting in total authorizations of $4.6 billion. As of June 27, 2018, approximately $63.8 million was available under our share repurchase authorizations. Our stock repurchase plan has been and will be used to return capital to shareholders and to minimize the dilutive impact of stock options and other share-based awards. Repurchased common stock is reflected as an increase in Treasury stock within Shareholders’ deficit. Additionally, during fiscal 2018, approximately 0.1 million stock options were exercised resulting in cash proceeds of approximately $2.3 million. Subsequent to the end of the fiscal year, our Board of Directors authorized a $300.0 million increase to our existing share repurchase program, bringing the total amount available for repurchases to $363.8 million. We subsequently repurchased and settled approximately 0.5 million shares of our common stock for $24.0 million.
During the fourth quarter of fiscal 2018, an amendment to the revolving credit facility was executed to provide the ability to complete certain sale-leaseback transactions. In the first quarter of fiscal 2019, we entered into three purchase agreements to sell and leaseback 143 restaurant properties located throughout the United States. Subsequently under these purchase agreements, we have completed sale leaseback transactions of 137 of these restaurants for aggregate consideration of $443.1 million, resulting in a gain of $281.1 million. The net proceeds from these sale leaseback transactions were used to repay borrowings on our revolving credit facility. The initial term of the leases are for 15 years, and the leases were determined to be operating leases. As part of this transaction, in the first quarter of fiscal 2019, the restaurant assets will be removed from our Consolidated Balance Sheets. The majority of the gain will be deferred and amortized over the operating lease term in proportion to the gross rental charges. As of June 27, 2018, the Consolidated Balance Sheets includes Land of $100.9 million, Building and LHI of $210.3 million, certain fixtures included in Furniture and equipment of $9.0 million and Accumulated depreciation of $157.9 million related to these properties.
As of June 27, 2018, our credit rating by Standard and Poor’s (“S&P”) was BB+ and our Corporate Family Rating by Moody’s was Ba1, all with a stable outlook. Our goal is to maintain strong free cash flow to support leverage that we believe is appropriate to allow ongoing investment in the business and return of capital to shareholders.
During fiscal 2018 we paid dividends of $70.0 million to common stock shareholders, compared to $70.8 million in the same period of fiscal 2017. Additionally, effective with the August 2017 declared dividend, our Board of Directors approved a 12% increase in the quarterly dividend from $0.34 to $0.38 per share. We also declared a quarterly dividend in April 2018, which was paid subsequent to fiscal 2018 on June 28, 2018 in the amount of $15.7 million. The dividend accrual was included in Other accrued liabilities in our Consolidated Balance Sheets as of June 27, 2018. Also subsequent to the end of the fiscal year, our Board of Directors declared a quarterly dividend of $0.38 per share to be paid on September 27, 2018 to shareholders of record as of September 7, 2018.
Fiscal 2017 vs Fiscal 2016 - Net cash used in financing activities for fiscal 2017 increased to $238.1 million compared to $209.7 million in the prior year. During fiscal 2017, we changed our capital structure by increasing leverage through the issuance of long-term debt and using the majority of the proceeds to return capital to shareholders in the form of share repurchases.
In September 2016, we entered into a $300.0 million accelerated share repurchase agreement (“ASR Agreement”) with Bank of America, N.A. (“BofA”). The ASR Agreement settled in January 2017. Pursuant to the terms of the ASR Agreement, we paid BofA $300.0 million in cash and received 5.9 million shares of our common stock. We also repurchased approximately 1.6 million additional shares of common stock for a total of 7.5 million shares during fiscal 2017 for a total of $370.9 million. The repurchased shares included shares purchased as part of our share repurchase program and shares repurchased to satisfy team member tax withholding obligations on the vesting of restricted shares.
On September 23, 2016, we completed the private offering of $350.0 million of our 5.00% senior notes due October 2024 (the “2024 Notes”). We received proceeds of $350.0 million prior to debt issuance costs of $6.2 million and utilized the proceeds to fund a $300.0 million accelerated share repurchase agreement and to repay $50.0 million on the amended $1.0 billion revolving credit facility. The notes require semi-annual interest payments which began on April 1, 2017.
The indenture for the 2024 Notes contains certain covenants, including, but not limited to, limitations and restrictions on the ability of the Company and its Restricted Subsidiaries (as defined in the indenture) to (i) create liens on Principal Property (as defined in the Indenture) and (ii) merge, consolidate or amalgamate with or into any other person or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all of their property. These covenants are subject to a number of important conditions, qualifications, exceptions and limitations.
On September 13, 2016, we amended the revolving credit facility to increase the borrowing capacity from $750.0 million to $1.0 billion. We capitalized debt issuance costs of $4.0 million associated with the amendment of the revolving credit facility, which is included in Other assets in the Consolidated Balance Sheets as of June 27, 2018. During fiscal 2017, net payments of $138.0 million were made on the revolving credit facility. As of June 28, 2017, $392.3 million was outstanding under the revolving credit facility.
Under the amended $1 billion revolving credit facility, the maturity date for $890.0 million of the facility was extended from March 12, 2020 to September 12, 2021 and the remaining $110.0 million remains due on March 12, 2020. The amended revolving credit facility calculated interest as a function of LIBOR plus an applicable margin, which was a function of our credit rating and debt to cash flow ratio, but was subject to a maximum of LIBOR plus 2.00%. Based on our credit rating, we paid interest at a rate of LIBOR plus 1.38% for a total of 2.60%. One month

LIBOR at June 28, 2017 was approximately 1.22%. As of June 28, 2017, $607.8 million of credit was available under the revolving credit facility.
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
Cash Flow Outlook
We believe that our various sources of capital, including future cash flow from operating activities and availability under our existing credit facility are adequate to finance operations as well as the repayment of current debt obligations. We are not aware of any other event or trend that would potentially affect our liquidity. In the event such a trend develops, we believe that there are sufficient funds available under our credit facility and from our internal cash generating capabilities to adequately manage our ongoing business. During the fourth quarter of fiscal 2018, an amendment to the revolving credit facility was executed to provide the ability to complete certain sale-leaseback transactions. During the first quarter of fiscal 2019, we completed sale leaseback transactions for 137 of the 194 company-owned real estate restaurants at June 27, 2018. We will continue to periodically evaluate ways to monetize the value of our remaining owned real estate and should alternatives become available that are more cost effective than our financing options currently available, we will consider execution of those alternatives.
Payments due under our contractual obligations for outstanding indebtedness, leases, purchase obligations as defined by the Securities and Exchange Commission (“SEC”), and the expiration of the credit facility as of June 27, 2018 are as follows (in millions):

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt(1)	$1,470.3	$—	$—	$1,120.3	$350.0
Interest(2)	228.3	51.9	103.7	63.9	8.8
Capital leases	55.9	9.8	16.2	9.6	20.3
Operating leases	570.0	119.6	207.2	131.0	112.2
Purchase obligations(3)	118.5	26.8	38.5	21.3	31.9

(1)	Long-term debt consists of principal amounts owed on the revolver, 3.88% notes, and 5.00% notes. As of June 27, 2018, $179.8 million of credit is available under the revolving credit facility.

(2)
Interest consists of remaining interest payments on the 3.88% and 5.00% notes totaling $154.4 million and remaining interest payments on the revolver totaling $73.9 million. The interest rates on the notes are fixed whereas the interest rate on the revolver is variable. We have assumed that the revolver balance carried will be $600.0 million until the maturity date of September 12, 2021 using the interest rate as of June 27, 2018 which was approximately 3.79%.

(3)
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

	Amount of Revolving Credit Facility Expiration by Period (in millions)
	Total Commitment	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Revolving credit facility	$1,000.0	$—	$110.0	$890.0	$—
In addition to the amounts shown in the table above, $2.9 million of unrecognized tax benefits have been recorded as liabilities. The timing and amounts of future cash payments related to these liabilities are uncertain.
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
OFF-BALANCE SHEET ARRANGEMENTS
We have obligations for guarantees on certain lease agreements and letters of credit as disclosed in Note 13 - Commitments and Contingencies, in our Consolidated Financial Statements included in this report. Other than these items, we do not have any off-balance sheet arrangements.
CRITICAL ACCOUNTING ESTIMATES
Our significant accounting policies are disclosed in Note 1 - Nature of Operations and Summary of Significant Accounting Policies to our Consolidated Financial Statements. The following discussion addresses our most critical accounting estimates, which are those that are most important to the portrayal of our financial condition and results, and that require significant judgment.
Stock-Based Compensation
We measure and recognize compensation expense for our performance awards granted in fiscal 2017 and 2018 that contain a company-specific performance condition at the grant date fair value of the awards that are expected to vest based on management’s periodic estimates. Management’s estimates require highly judgmental assumptions regarding our future operating performance and could result in estimates of compensation expense that vary significantly over the vesting period. Changes in estimates of compensation expense are recognized as an adjustment in the period of the change, as appropriate.
Our performance shares granted before fiscal 2017 contain a market condition. We measure and recognize compensation expense for these shares at fair value using a Monte Carlo simulation model. The Monte Carlo method is a statistical modeling technique that requires highly judgmental assumptions regarding our future operating performance compared to our plan designated peer group in the future. The simulation is based on a probability model and market-based inputs that are used to predict future stock returns. We use the historical operating performance and correlation of stock performance to the S&P 500 composite index of us and our peer group as inputs to the simulation model. These historical returns could differ significantly in the future and as a result, the fair value assigned to the performance shares could vary significantly to the final payout. We believe the Monte Carlo simulation model provides the best evidence of fair value at the grant date and is an appropriate technique for valuing share-based awards.
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
Impairment of Long-Lived Assets
We review the carrying amount of property and equipment semi-annually or when events or circumstances indicate that the carrying amount may not be recoverable. The impairment test is a two-step process. Step one includes comparing the operating cash flows of the restaurants over their remaining service life to the carrying value of the asset group. If the cash flows exceed the carrying value, then the asset group is not impaired and no further evaluation is required. If the carrying value of the asset group exceeds its cash flows, impairment may exist and performing step two is necessary to determine the impairment loss. If the carrying amount is not recoverable, we record an impairment charge for the excess of the carrying amount over the fair value of the asset group. We determine fair value based on discounted projected future operating cash flows of the restaurants over their remaining service life using a risk adjusted discount rate that is commensurate with the inherent risk. This process requires the use of estimates and assumptions, which are subject to a high degree of judgment.
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
We determine fair value based on a combination of market-based values and discounted projected future operating cash flows of the reporting units using a risk adjusted discount rate that is commensurate with the risk inherent in our current business model. We make assumptions regarding future profits and cash flows, expected growth rates, terminal values and other factors which could significantly impact the fair value calculations. In the event that these assumptions change in the future, we may be required to record impairment charges related to goodwill. The fair values of our reporting units were substantially in excess of the carrying values as of our fiscal 2018 goodwill impairment tests that were performed at the end of the second quarter. No indicators of impairment were identified from the date of our impairment test through the end of fiscal year 2018.
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
Gift Card Revenues
Proceeds from the sale of gift cards are recorded as deferred revenue and recognized as revenue when the gift card is redeemed by the holder. Breakage income represents the value associated with the portion of gift cards sold that will most likely never be redeemed. Based on our historical gift card redemption patterns and considering our gift cards have no expiration dates or dormancy fees, we can reasonably estimate the amount of gift card balances for which redemption is remote and record breakage income based on this estimate. We recognize breakage income within the franchise and other revenues caption in the consolidated statements of comprehensive income. We update our breakage rate estimate periodically and, if necessary, adjust the deferred revenue balance accordingly. If actual redemption patterns vary from our estimate, actual gift card breakage income may differ from the amounts recorded. Changing our breakage-rate assumption on unredeemed gift cards by 25 basis points would result in an impact to our consolidated statement of comprehensive income of approximately $7.8 million. Effective for the first quarter of fiscal 2019, we will adopt the ASU 2014-09, Revenue from Contracts with Customers (Topic 606), please see Note 17 - Effect of New Accounting Standards for further details on this adoption and the impact related to gift card breakage revenues.
Effect of New Accounting Standards
ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment - In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This update eliminates step two of the goodwill impairment analysis. Companies will no longer be required to perform a hypothetical purchase price allocation to measure goodwill impairment. Instead, they will measure impairment as the difference between the carrying amount and the fair value of the reporting unit. This update is effective for annual and interim periods for fiscal years beginning after December 15, 2019, which will require us to adopt these provisions in the first quarter of fiscal 2021. Early adoption is permitted for interim or annual goodwill impairment tests performed with measurement dates after January 1, 2017. The update will be applied on a prospective basis. We do not expect the adoption of this guidance to have any impact to our consolidated financial statements as the fair value of our reporting units is substantially in excess of the carrying values.
ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments (Topic 230) - In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments (Topic 230). This update provides clarification regarding how certain cash receipts and cash payments are presented and classified in the statement of cash flows. This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. This update is effective for annual and interim periods for fiscal years beginning after December 15, 2017, which will require us to adopt these provisions in the first quarter of fiscal 2019. Early adoption is permitted for financial statements that have not been previously issued. The update will be applied on a retrospective basis. We do not expect the adoption of this guidance to have a material impact to our consolidated financial statements or debt covenants.
ASU 2016-02, Leases (Topic 842) - In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The FASB has subsequently amended this update by issuing additional ASU’s that provide clarification and further guidance around areas identified as potential implementation issues. These updates requires a lessee to recognize in the balance sheet a liability to make lease payments and a corresponding right-of-use asset for virtually all leases, other than leases with a term of 12 months or less. The update also requires additional disclosures about the amount, timing, and uncertainty of cash flows arising from leases. In February 2018, the FASB issued ASU 2018-01 that provided a practical expedient for existing or expired land easements that were not previously accounted for in accordance with ASC 840. The practical expedient would allow entities to elect not to assess whether those land easements are, or contain, leases in accordance with ASC 842 when transitioning to the new leasing standard. The ASU clarifies that land easements entered into (or existing land easements modified) on or after the effective date of the new leasing standard must be assessed under ASC 842.
The updates are effective for annual and interim periods for fiscal years beginning after December 15, 2018, which will require us to adopt these provisions in the first quarter of fiscal 2020. Early adoption is permitted for financial statements that have not been previously issued. In July 2018, the FASB issued ASU 2018-11 that provided either a modified retrospective transition approach with application in all comparative periods presented, or an alternative transition method, which permits a company to use its effective date as the date of initial application without restating comparative period financial statements. We anticipate implementing the standard by taking advantage of the practical expedient options. The discounted minimum remaining rental payments will be the starting point for determining the right-of-use asset and lease liability. We had operating leases with remaining rental payments of approximately $569.9 million at the end of fiscal 2018. We expect that adoption of the new guidance will have a material impact to our consolidated balance sheets due to recognition of the right-of-use asset and lease liability related to our current operating leases. The process of evaluating the full impact of the new guidance to our consolidated financial statements and disclosures is ongoing, but we anticipate the initial evaluation of the impact will be completed in the first half of fiscal 2019.
ASU 2014-09, Revenue from Contracts with Customers (Topic 606) - In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The FASB has subsequently amended this update by issuing additional ASU’s that provide clarification and further guidance around areas identified as potential implementation issues. These updates provide a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. These updates also require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU 2015-14 delaying the effective date of adoption. These updates are now effective for annual and interim periods for fiscal years beginning after December 15, 2017, which will require us to adopt these provisions in the first quarter of fiscal 2019. Early application in fiscal 2018 is permitted, however we have elected to implement the new guidance effective first quarter of fiscal 2019. These updates permit the use of either the retrospective or cumulative effect transition method. We have selected the cumulative effect transition method.
We performed an analysis of the impact of the new revenue recognition guidance and developed a comprehensive plan for the implementation. The implementation plan included analyzing the impact to our current revenue streams, comparing our historical accounting policies to the new guidance, and identifying potential differences from applying the requirements of the new guidance to our contracts. Based on our evaluation of our revenue streams, we do not believe these updates will impact our recognition of revenue from sales generated at company-owned restaurants or recognition of royalty fees from our franchisees, which are our primary sources of revenue. Our evaluation found that accounting for initial franchise and development fees, advertising contributions from franchisees, and gift card breakage would be impacted for the adoption of ASC 606. Under the new guidance, we will defer the initial development and franchise fees and recognize revenue over the term of the related franchise agreement. This is different from our current accounting policy which is to recognize initial development and franchise fees when we have performed all material obligations and services, which generally occurs when the franchised restaurant opens.
The new guidance will also change our reporting of advertising fund contributions from franchisees and the related advertising expenditures, which are currently reported on a net basis in our Consolidated Statements of Comprehensive Income within Restaurant expenses. Under the new guidance, advertising fund contributions from franchisees will be reported on a gross basis within Franchise and other revenues in the Consolidated Statements of Comprehensive Income, and the related advertising expenses will continue to be reported within Restaurant expenses.
Additionally, under the new standard, estimated breakage income on gift cards will be recognized in proportion to the related gift card redemption patterns over the estimated life of the gift cards. Our current accounting policy is to estimate the amount of gift card balances for which redemption is remote, and record breakage income based on this estimate.
We expect upon adoption that we will record an increase to Total shareholders’ deficit in the Consolidated Balance Sheets of approximately $7.3 million which includes the impact of deferred taxes from adopting the standard. The recognition of unamortized franchise and development fees is expected to increase Total liabilities in the Consolidated Balance Sheets by approximately $18.0 million. Advertising contributions will increase both Total revenues and Total operating costs and expenses in fiscal 2019, with no impact to Net income. For the fiscal year ended June 27, 2018, advertising contributions included within Restaurant expenses in the Consolidated Statements of Comprehensive Income totaled $22.6 million. The reduction of gift card liability to adjust to the new redemption pattern is expected to decrease Total liabilities in the Consolidated Balance Sheets by approximately $8.2 million. We are currently in the process of implementing internal controls related to these revenue recognition updates and related disclosures under the new standards.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to interest rate risk on short-term and long-term financial instruments carrying variable interest rates. The variable rate financial instruments consist of the outstanding borrowings on our revolving credit facility. At June 27, 2018, $820.3 million was outstanding under the revolving credit facility. The impact on our annual results of operations of a one-point interest rate change on the outstanding balance of these variable rate financial instruments as of June 27, 2018 would be approximately $8.2 million.
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

BRINKER INTERNATIONAL, INC.
Consolidated Balance Sheets
(In thousands, except share and per share amounts)

	June 27, 2018	June 28, 2017
ASSETS
Current Assets:
Cash and cash equivalents	$10,872	$9,064
Accounts receivable, net	53,659	44,658
Inventories	24,242	24,997
Restaurant supplies	46,724	46,380
Prepaid expenses	20,787	19,226
Total current assets	156,284	144,325
Property and Equipment, at Cost:
Land	153,953	149,098
Buildings and leasehold improvements	1,673,310	1,655,227
Furniture and equipment	722,041	713,228
Construction-in-progress	22,161	21,767
	2,571,465	2,539,320
Less accumulated depreciation and amortization	(1,632,536)	(1,538,706)
Net property and equipment	938,929	1,000,614
Other Assets:
Goodwill	163,808	163,953
Deferred income taxes, net	33,613	37,029
Intangibles, net	23,977	27,512
Other	30,729	30,200
Total other assets	252,127	258,694
Total assets	$1,347,340	$1,403,633
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities:
Current installments of long-term debt	$7,088	$9,649
Accounts payable	104,662	104,231
Gift card liability	119,147	126,482
Accrued payroll	74,505	70,281
Other accrued liabilities	127,200	111,515
Income taxes payable	1,738	14,203
Total current liabilities	434,340	436,361
Long-term debt, less current installments	1,499,624	1,319,829
Other liabilities	131,685	141,124
Commitments & Contingencies (Note 8 and Note 13)
Shareholders’ Deficit:
Common stock—250,000,000 authorized shares; $0.10 par value; 176,246,649 shares issued and 40,797,919 shares outstanding at June 27, 2018, and 176,246,649 shares issued and 48,440,721 shares outstanding at June 28, 2017	17,625	17,625
Additional paid-in capital	511,604	502,074
Accumulated other comprehensive loss	(5,836)	(11,921)
Retained earnings	2,683,033	2,627,073
	3,206,426	3,134,851
Less treasury stock, at cost (135,448,730 shares at June 27, 2018 and 127,805,928 shares at June 28, 2017)	(3,924,735)	(3,628,532)
Total shareholders’ deficit	(718,309)	(493,681)
Total liabilities and shareholders’ deficit	$1,347,340	$1,403,633

See accompanying Notes to the Consolidated Financial Statements.

BRINKER INTERNATIONAL, INC.
Consolidated Statements of Comprehensive Income
(In thousands, except per share amounts)

	Fiscal Years Ended
	June 27, 2018	June 28, 2017	June 29, 2016
Revenues:
Company sales	$3,041,516	$3,062,579	$3,166,659
Franchise and other revenues	93,901	88,258	90,830
Total revenues	3,135,417	3,150,837	3,257,489
Operating costs and expenses:
Company restaurants (excluding depreciation and amortization)
Cost of sales	796,007	791,321	840,204
Restaurant labor	1,033,853	1,017,945	1,036,005
Restaurant expenses	757,547	773,510	762,663
Company restaurant expenses	2,587,407	2,582,776	2,638,872
Depreciation and amortization	151,392	156,409	156,368
General and administrative	136,012	132,819	127,593
Other gains and charges	34,500	22,655	17,180
Total operating costs and expenses	2,909,311	2,894,659	2,940,013
Operating income	226,106	256,178	317,476
Interest expense	58,986	49,547	32,574
Other, net	(3,102)	(1,877)	(1,485)
Income before provision for income taxes	170,222	208,508	286,387
Provision for income taxes	44,340	57,685	85,767
Net income	$125,882	$150,823	$200,620

Basic net income per share	$2.75	$2.98	$3.47

Diluted net income per share	$2.72	$2.94	$3.42

Basic weighted average shares outstanding	45,702	50,638	57,895

Diluted weighted average shares outstanding	46,264	51,250	58,684

Other comprehensive income (loss):
Foreign currency translation adjustment	$186	$(327)	$(2,964)
Other comprehensive income (loss)	186	(327)	(2,964)
Comprehensive income	$126,068	$150,496	$197,656

Dividends per share	$1.52	$1.36	$1.28

See accompanying Notes to the Consolidated Financial Statements.

BRINKER INTERNATIONAL, INC.
Consolidated Statements of Shareholders’ Deficit
(In thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount
Balances at June 24, 2015	60,586	$17,625	$490,111	$2,419,331	$(3,009,249)	$(8,630)	$(90,812)
Net income	—	—	—	200,620	—	—	200,620
Other comprehensive loss	—	—	—	—	—	(2,964)	(2,964)
Dividends ($1.28 per share)	—	—	—	(74,235)	—	—	(74,235)
Stock-based compensation	—	—	15,207	—	—	—	15,207
Purchases of treasury stock	(5,842)	—	(3,796)	—	(281,109)	—	(284,905)
Issuances of common stock	677	—	(11,778)	—	17,925	—	6,147
Excess tax benefit from stock-based compensation	—	—	5,366	—	—	—	5,366
Balances at June 29, 2016	55,421	17,625	495,110	2,545,716	(3,272,433)	(11,594)	(225,576)
Net income	—	—	—	150,823	—	—	150,823
Other comprehensive loss	—	—	—	—	—	(327)	(327)
Dividends ($1.36 per share)	—	—	—	(69,466)	—	—	(69,466)
Stock-based compensation	—	—	14,453	—	—	—	14,453
Purchases of treasury stock	(7,451)	—	(1,753)	—	(369,124)	—	(370,877)
Issuances of common stock	471	—	(7,404)	—	13,025	—	5,621
Excess tax benefit from stock-based compensation	—	—	1,668	—	—	—	1,668
Balances at June 28, 2017	48,441	17,625	502,074	2,627,073	(3,628,532)	(11,921)	(493,681)
Net income	—	—	—	125,882	—	—	125,882
Other comprehensive income	—	—	—	—	—	186	186
Disposition of equity method investment	—	—	—	—	—	5,899	5,899
Dividends ($1.52 per share)	—	—	—	(69,922)	—	—	(69,922)
Stock-based compensation	—	—	14,245	—	—	—	14,245
Purchases of treasury stock	(7,882)	—	(213)	—	(303,026)	—	(303,239)
Issuances of common stock	239	—	(4,502)	—	6,823	—	2,321
Balances at June 27, 2018	40,798	$17,625	$511,604	$2,683,033	$(3,924,735)	$(5,836)	$(718,309)

See accompanying Notes to the Consolidated Financial Statements.

BRINKER INTERNATIONAL, INC.
Consolidated Statements of Cash Flows
(In thousands)

	Fiscal Years Ended
	June 27, 2018	June 28, 2017	June 29, 2016
Cash flows from operating activities
Net income	$125,882	$150,823	$200,620
Adjustments to reconcile Net income to net cash from operating activities:
Depreciation and amortization	151,392	156,409	156,368
Stock-based compensation	14,245	14,568	15,159
Deferred income taxes, net	3,421	(22,704)	23,902
Restructure charges and other impairments	21,704	14,412	17,445
Net loss (gain) on disposal of assets	1,602	(377)	87
Undistributed loss (earnings) on equity investments	330	1	(571)
Other	3,068	3,009	1,918
Changes in assets and liabilities:
Accounts receivable, net	(3,281)	3,487	(3,682)
Inventories	12	(62)	11
Restaurant supplies	(1,231)	(1,496)	(1,651)
Prepaid expenses	(1,694)	(696)	(11,178)
Other assets	255	308	72
Accounts payable	1,569	2,984	(5,783)
Gift card liability	(7,334)	4,153	6,190
Accrued payroll	4,223	(714)	(17,229)
Other accrued liabilities	(6,794)	(5,803)	725
Current income taxes	(14,877)	(7,692)	14,875
Other liabilities	(8,041)	4,499	2,882
Net cash provided by operating activities	284,451	315,109	400,160
Cash flows from investing activities
Payments for property and equipment	(101,281)	(102,573)	(112,788)
Proceeds from sale of assets	19,873	3,157	4,256
Proceeds from note receivable	1,867	—	—
Insurance recoveries	1,747	—	—
Payment for business acquisition, net of cash acquired	—	—	(105,577)
Net cash used in investing activities	(77,794)	(99,416)	(214,109)
Cash flows from financing activities
Borrowings on revolving credit facility	1,016,000	250,000	256,500
Payments on revolving credit facility	(588,000)	(388,000)	(110,000)
Purchases of treasury stock	(303,239)	(370,877)	(284,905)
Payments on long-term debt	(260,311)	(3,832)	(3,402)
Payments of dividends	(70,009)	(70,771)	(74,066)
Proceeds from issuances of treasury stock	2,321	5,621	6,147
Payments for debt issuance costs	(1,611)	(10,216)	—
Proceeds from issuance of long-term debt	—	350,000	—
Net cash used in financing activities	(204,849)	(238,075)	(209,726)
Net change in cash and cash equivalents	1,808	(22,382)	(23,675)
Cash and cash equivalents at beginning of year	9,064	31,446	55,121
Cash and cash equivalents at end of year	$10,872	$9,064	$31,446

See accompanying Notes to the Consolidated Financial Statements.

BRINKER INTERNATIONAL, INC.
Notes to the Consolidated Financial Statements

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations
We are principally engaged in the ownership, operation, development, and franchising of the Chili’s Grill & Bar (“Chili’s”) and Maggiano’s Little Italy (“Maggiano’s”) restaurant brands. At June 27, 2018, we owned, operated, or franchised 1,686 restaurants, consisting of 997 company-owned restaurants and 689 franchised restaurants, located in the United States and 31 countries and two territories outside of the United States.
Basis of Presentation
Our Consolidated Financial Statements include the accounts of Brinker International, Inc. and our wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.
We have a 52/53 week fiscal year ending on the last Wednesday in June. Fiscal years 2018 and 2017, which ended on June 27, 2018 and June 28, 2017, respectively, each contained 52 weeks. Fiscal year 2016 ended on June 29, 2016 and contained 53 weeks. The estimated impact of the 53rd week in fiscal 2016 was an increase in revenue of approximately $58.3 million. While certain expenses increased in direct relationship to additional revenue from the 53rd week, other expenses, such as fixed costs, are incurred on a calendar month basis.
Revenues are presented in two separate captions in the Consolidated Statements of Comprehensive Income to provide more clarity around company-owned restaurant revenue and operating expense trends. Company sales include revenues generated by the operation of company-owned restaurants including gift card redemptions. Franchise and other revenues includes royalties, development fees, franchise fees, Maggiano’s banquet service charge income, gift card breakage and discounts, digital entertainment revenue, Chili’s retail food product royalties, merchandise and delivery fee income.
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
New Accounting Standards Implemented
ASU 2016-09, Improvements to Employee Share-Based Payment Accounting (Topic 718) - In March 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) ASU 2016-09. This update changed the recognition of excess tax benefits and tax deficiencies resulting from the settlement of share-based awards from an adjustment to Additional paid-in capital on the Consolidated Balance Sheets to an adjustment to the Provision for income taxes on the Consolidated Statements of Comprehensive Income and is applied on a prospective basis. This update also changed the classification of excess tax benefits from Cash flows from financing activities to Cash flows from operating activities on the Consolidated Statements of Cash Flows and is applied retrospectively. This update was effective for annual and interim periods for fiscal years beginning after December 15, 2016, which required us to adopt these provisions in the first quarter of fiscal 2018. We recognized a discrete tax expense of $1.1 million in the Provision for income taxes, which resulted in a decrease in Diluted net income per share of $0.02, in the Consolidated Statements of Comprehensive Income for the fiscal year ended June 27, 2018. The inclusion of excess tax benefits and tax deficiencies within our Provision for income taxes will increase its volatility as the amount of excess tax benefits or tax deficiencies from share-based compensation awards depends on our stock price at the date the awards vest. In addition, we reclassified $2.2 million of excess tax benefits received from Cash flows from financing activities to Cash flows from operating activities in our Consolidated Statements of Cash Flows for the fiscal year period ended June 28, 2017. The adoption of the other provisions in this update, including the accounting policy election for accounting for forfeitures, the amount an employer can withhold to cover income taxes and still qualify for equity classification and the classification of those taxes paid on the statement of cash flows, had no impact to our consolidated financial statements. We will continue to estimate forfeitures of share-based awards.
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
Effective for the first quarter of fiscal 2019, we will adopt the ASU 2014-09, Revenue from Contracts with Customers (Topic 606), please see Note 17 - Effect of New Accounting Standards for further details on this adoption.
Fair Value Measurements
Fair value is defined as the price that we would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants on the measurement date. In determining fair value, the accounting standards establish a three level hierarchy for inputs used in measuring fair value, as follows:

•	Level 1 - inputs are quoted prices in active markets for identical assets or liabilities.

•	Level 2 - inputs are observable for the asset or liability, either directly or indirectly, including quoted prices in active markets for similar assets or liabilities.

•	Level 3 - inputs are unobservable and reflect our own assumptions.
Cash and Cash Equivalents
Our policy is to invest cash in excess of operating requirements in income-producing investments. Income-producing investments with original maturities of three months or less are reflected as cash equivalents.
Accounts Receivable
Accounts receivable, net of the allowance for doubtful accounts, represents the estimated net realizable value. Our primary account receivables are due from franchisees, gift card sales, store purchases made on credit cards, and from time-to-time, insurance recoveries, vendor rebates and landlord related receivables. Provisions for doubtful accounts are recorded based on management’s judgment regarding our ability to collect as well as the age of the receivables. Accounts receivable are written off when they are deemed uncollectible.

Inventories
Inventories consist of food, beverages and supplies and are valued at the lower of cost or net realizable value, using the first-in, first-out or “FIFO” method.
Property and Equipment
Property and equipment is stated at cost. Buildings and leasehold improvements are depreciated using the straight-line method over the lesser of the term of the lease, including certain renewal options, or the estimated useful lives of the assets, which range from 5 to 20 years. Furniture and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from 3 to 7 years. Depreciation expense related to property and equipment for the fiscal years ended June 27, 2018, June 28, 2017, and June 29, 2016 of $150.1 million, $155.0 million, and $154.8 million, respectively, was recorded in Depreciation and amortization on the Consolidated Statements of Comprehensive Income. Routine repair and maintenance costs are expensed when incurred. Major replacements and improvements are capitalized.
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
During fiscal 2018, we sold the portion of our current headquarters property that we owned for net proceeds of $13.7 million. We will continue to occupy the property rent-free until our new corporate headquarters location is available or March 31, 2019. The net sales proceeds have been recorded within Other accrued liabilities on the Consolidated Balance Sheets, until we have fully relinquished possession of the sold property and our involvement has been terminated, please see Note 5 - Accrued and Other Liabilities for further details. Once our possession of the existing headquarters has terminated, we will recognize the sale, and record a gain related to the transaction. As of June 27, 2018, Land of $5.9 million and additional Net property and equipment of $2.2 million were recorded in our Consolidated Balance Sheets related to the sold property.
During the fourth quarter of fiscal 2018, we marketed for sale leaseback 137 Chili’s restaurants located throughout the United States. As of June 27, 2018, the Consolidated Balance Sheets includes Land of $100.9 million, Buildings and leasehold improvements of $210.3 million, certain fixtures included in Furniture and equipment of $9.0 million and Accumulated depreciation of $157.9 million related to these properties. Please see Note 16 - Subsequent Events for further details on the sale leaseback transactions.
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
Operating Leases
Rent expense for leases that contain scheduled rent increases is recognized on a straight-line basis over the lease term, including cancelable option periods where failure to exercise such options would result in an economic penalty such that the renewal appears reasonably assured. The straight-line rent calculation and rent expense includes any rent holiday period, which is the period of time between taking control of a leased site and the rent commencement date. Contingent rents are generally amounts due as a result of sales in excess of amounts stipulated in certain restaurant leases and are included in rent expense at the point in time we determine that it is probable that such sales levels will be achieved. Landlord contributions are recorded when received as a deferred rent liability in Other accrued liabilities and/or Other liabilities in the Consolidated Balance Sheets and amortized as a reduction of rent expense on a straight-line basis over the lease term.
Advertising
Advertising production costs are expensed in the period when the advertising first takes place. Other advertising costs are expensed as incurred. Advertising costs, net of advertising contributions from franchisees, were $98.3 million, $103.8 million and $93.6 million in fiscal years ended June 27, 2018, June 28, 2017 and June 29, 2016, respectively, and are included in Restaurant expenses in the Consolidated Statements of Comprehensive Income.
Effective for the first quarter of fiscal 2019, we will adopt the ASU 2014-09, Revenue from Contracts with Customers (Topic 606), that reclassifies the presentation of advertising contributions on the Consolidated Statements of Comprehensive Income, please see Note 17 - Effect of New Accounting Standards for further details on this adoption.
Goodwill
Goodwill is not subject to amortization, but is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill has been assigned to reporting units for purposes of impairment testing. Our two restaurant brands, Chili’s and Maggiano’s, are both operating segments and reporting units.
Goodwill impairment tests consist of a comparison of each reporting unit’s fair value with its carrying value. We determine fair value based on a combination of market-based values and discounted projected future operating cash flows of the restaurant brands using a risk adjusted discount rate that is commensurate with the risk inherent in our current business model. If the carrying value of a reporting unit exceeds its fair value, goodwill is written down to its implied fair value. We determined that there was no goodwill impairment during our annual tests as the fair value of our reporting units was substantially in excess of the carrying values. No indicators of impairment were identified through the end of fiscal year 2018. See Note 4 - Goodwill and Intangibles for additional disclosures.
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
Liquor Licenses
The costs of obtaining non-transferable liquor licenses from local government agencies are expensed over the specified term of the license. The costs of purchasing transferable liquor licenses through open markets in jurisdictions with a limited number of authorized liquor licenses are capitalized as indefinite-lived intangible assets and included in Intangibles, net in the Consolidated Balance Sheets.
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
Sales Taxes
Sales taxes collected from guests are excluded from revenues. The obligation is included in Other accrued liabilities in the Consolidated Balance Sheets until the taxes are remitted to the appropriate taxing authorities.

Self-Insurance Program
We are self-insured for certain losses related to health, general liability and workers’ compensation. We maintain stop loss coverage with third party insurers to limit our total exposure. The self-insurance liability represents an estimate of the ultimate cost of claims incurred and unpaid as of the balance sheet date. The estimated liability is not discounted and is established based upon analysis of historical data and actuarial estimates, and is reviewed on a quarterly basis to ensure that the liability is appropriate. If actual trends, including the severity or frequency of claims, differ from our estimates, our financial results could be impacted. The estimated incurred but unreported costs to settle unpaid claims are included in Other accrued liabilities and Other liabilities in the Consolidated Balance Sheets.
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
We record a liability for unrecognized tax benefits resulting from tax positions taken, or expected to be taken, in an income tax return that is not more-likely-than-not to be realized. We recognize any interest and penalties related to unrecognized tax benefits in Provision for income taxes in the Consolidated Statements of Comprehensive Income.
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
Certain employees are eligible to receive stock options, performance stock options, performance shares, restricted stock, and restricted stock units, while non-employee members of the Board of Directors (the “Board”) are eligible to receive stock options, restricted stock and restricted stock units. Awards granted to the Board are non-forfeitable and are fully expensed upon grant. Awards to eligible employees may vest over a specified period of time, or service period, only or may also contain performance-based conditions. The fair value of restricted stock and restricted stock units that do not contain a performance condition are based on our closing stock price on the date of grant, while the fair value of stock options is estimated using the Black-Scholes option-pricing model on the date of grant.
Performance shares represent a right to receive shares of common stock upon satisfaction of company performance goals at the end of a three-fiscal-year cycle. Vesting of performance shares granted in fiscal 2018 and 2017 are contingent upon meeting company performance goals based on a specified rate of earnings growth at the end of the three-fiscal-year period. Compensation expense for the performance shares granted in fiscal 2018 and 2017 is recorded based on management’s periodic estimates of the number of shares that will ultimately be issued and the fair value of the shares as determined by our closing stock price on the date of grant. A cumulative expense adjustment is recognized when that estimate changes. The fair value of our performance shares granted prior to fiscal 2017, which contain a market condition, was determined on the date of grant based on a Monte Carlo simulation model.
Stock-based compensation expense totaled approximately $14.2 million, $14.5 million and $15.2 million for fiscal years ended June 27, 2018, June 28, 2017 and June 29, 2016, respectively. The total income tax benefit recognized in the Consolidated Statements of Comprehensive Income related to stock-based compensation expense was approximately $4.3 million, $5.7 million and $5.8 million during the fiscal years ended June 27, 2018, June 28, 2017 and June 29, 2016, respectively.
The weighted average fair values of option grants were $4.51, $9.30 and $10.48 during fiscal years ended June 27, 2018, June 28, 2017 and June 29, 2016, respectively. The fair value of stock options is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Fiscal Years Ended
	June 27, 2018	June 28, 2017	June 29, 2016
Expected volatility	25.2%	25.5%	27.5%
Risk-free interest rate	1.9%	1.3%	1.5%
Expected lives	6 years	5 years	5 years
Dividend yield	4.4%	2.6%	2.4%
Expected volatility and the expected life of stock options are based on historical experience. The risk-free rate is based on the yield of a United States Treasury Note with a term equal to the expected life of the stock options. The dividend yield is based on the most recent quarterly dividend per share declared and the closing stock price on the declaration date.
Preferred Stock
Our Board of Directors is authorized to provide for the issuance of 1.0 million preferred shares with a par value of $1.00 per share, in one or more series, and to fix the voting rights, liquidation preferences, dividend rates, conversion rights, redemption rights, and terms, including sinking fund provisions, and certain other rights and preferences. As of June 27, 2018, no preferred shares were issued.
Shareholders’ Deficit
In August 2017, our Board of Directors authorized a $250.0 million increase to our existing share repurchase program resulting in total authorizations of $4.6 billion. We repurchased approximately 7.9 million shares of our common stock for $303.2 million during fiscal 2018. The repurchased shares included shares purchased as part of our share repurchase program and shares repurchased to satisfy team member tax withholding obligations on the vesting of restricted shares. As of June 27, 2018, approximately $63.8 million was available under our share repurchase authorizations. Our stock repurchase plan has been and will be used to return capital to shareholders and to minimize the dilutive impact of stock options and other share-based awards. We evaluate potential share repurchases under our plan based on several factors, including our cash position, share price, operational liquidity, proceeds from divestitures, borrowings, and planned investment and financing needs. Additionally, during fiscal 2018, approximately 0.1 million stock options were exercised resulting in cash proceeds of approximately $2.3 million.
During the fiscal year ended June 27, 2018, we paid dividends of $70.0 million to common stock shareholders, compared to $70.8 million in the fiscal year ended June 28, 2017. Our Board of Directors approved a 12.0% increase in the quarterly dividend from $0.34 to $0.38 per share effective with the dividend declared in August 2017. We also declared a quarterly dividend of $0.38 per share in April 2018 which was paid subsequent to the end of the fiscal 2018 year in the amount of $15.7 million. The dividend accrual was included in Other accrued liabilities in our Consolidated Balance Sheets as of June 27, 2018.
Comprehensive Income
Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. For fiscal years ended June 27, 2018, June 28, 2017 and June 29, 2016, Comprehensive income consists of Net income and Foreign currency translation adjustment. The Foreign currency translation adjustment represents the unrealized impact of translating the financial statements of the Canadian restaurants and the Mexico joint venture with CMR, S.A.B. de C.V. from their respective functional currencies to United States dollars. During the fiscal year ended June 27, 2018, the Mexico joint venture was sold to

CMR, please see Note 2 - Equity Method Investment for further details. The Accumulated other comprehensive loss (“AOCL”) is presented in the Consolidated Balance Sheets.
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
Basic weighted average shares outstanding is reconciled to diluted weighted average shares outstanding as follows (in thousands):

	June 27, 2018	June 28, 2017	June 29, 2016
Basic weighted average shares outstanding	45,702	50,638	57,895
Dilutive stock options	127	192	316
Dilutive restricted shares	435	420	473
	562	612	789
Diluted weighted average shares outstanding	46,264	51,250	58,684

Awards excluded due to anti-dilutive effect on earnings per share	1,146	973	550
Segment Reporting
Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing operating performance. We manage our business on the basis of two operating segments, Chili’s and Maggiano’s. The brands operate company-owned restaurants principally in the U.S. within the full-service casual dining segment of the industry. The Chili’s segment also has company-owned restaurants in Canada and franchised locations in the United States and 31 countries and two territories outside of the United States. Additional information about our segments, including financial information, is included in Note 14 - Segment Information.

2. EQUITY METHOD INVESTMENT
We had a joint venture agreement with CMR, S.A.B. de C.V. to develop 50 Chili’s restaurants in Mexico, with a total of 45 Chili’s restaurants operating in the joint venture as of June 28, 2017. We accounted for the joint venture investment under the equity method of accounting. In October 2017, we sold our Dutch subsidiary that held the equity interest in our Chili’s joint venture in Mexico to CMR, S.A.B. de C.V. for $18.0 million. During the second quarter of fiscal 2018, we recorded a gain of $0.2 million to Other gains and charges in the Consolidated Statements of Comprehensive Income which included the recognition of $5.4 million of foreign currency translation losses reclassified from AOCL consisting of $5.9 million of foreign currency translation losses from previous years, partially offset by $0.5 million of current year foreign currency translation gains. The changes in AOCL, including the impact from the CMR joint venture sale, for the fiscal year ended June 27, 2018 are as follows (in thousands):

Accumulated Other Comprehensive Loss
Balance as of June 28, 2017	$(11,921)
Cumulative losses as of June 28, 2017 reclassified from AOCL due to disposition	5,899
Current period other comprehensive income before reclassifications	705
Current period reclassifications from AOCL due to disposition	(519)
Net current period other comprehensive income	186
Balance as of June 27, 2018	$(5,836)
We received a note as consideration for the sale to be paid in 72 equal installments, with one installment payment made at closing and the other payments to be made over 71 months pursuant to the note. The note is denominated in Mexican pesos and is re-measured to U.S. dollars at the end of each period resulting in a gain or loss from foreign currency exchange rate changes included in Other gains and charges in the Consolidated Statements of Comprehensive Income for the periods presented, please see Note 3 - Other Gains and Charges for more information. The current portion of the note, which represents the cash payments to be received over the next 12 months, is included within Accounts receivable, net while the long-term portion of the note is included within Other assets on the Consolidated Balance Sheets.
Before the sale of the joint venture in the second quarter of fiscal 2018, we recorded our share of the Mexico joint venture net income or loss of the investee within Operating income since their operations were similar to our ongoing operations. These amounts were included in Restaurant expenses in our Consolidated Statements of Comprehensive Income due to the immaterial nature of the amounts. The investment in the joint venture was included in Other assets in our Consolidated Balance Sheets.

3. OTHER GAINS AND CHARGES
Other gains and charges in the Consolidated Statements of Comprehensive Income consist of the following (in thousands):

	Fiscal Years Ended
	June 27, 2018	June 28, 2017	June 29, 2016
Restaurant impairment charges	$10,930	$5,190	$10,651
Restaurant closure charges	7,522	4,084	3,780
Hurricane-related costs, net of recoveries	5,097	—	—
Cyber security incident charges	2,000	—	—
Sale-leaseback transaction charges	1,976	—	—
Lease guarantee charges	1,943	1,089	—
Accelerated depreciation	1,932	1,988	—
Remodel-related costs	1,486	—	—
Foreign currency transaction loss	1,171	—	—
Severance and other benefits	306	6,591	3,304
Gain on the sale of assets, net	(293)	(2,659)	(2,858)
Information technology restructuring	—	2,739	—
Impairment of investment	—	—	1,000
Acquisition costs	—	—	700
Impairment of intangible assets	—	—	392
Litigation	—	—	(3,191)
Other	430	3,633	3,402
	$34,500	$22,655	$17,180
Fiscal 2018
Restaurant impairment charges during the fiscal year ended June 27, 2018 totaling $10.9 million primarily includes charges of $7.2 million recorded in the first quarter of fiscal 2018 associated with nine Alberta, Canada Chili’s restaurants closed during the second quarter of fiscal 2018. Alberta has an oil dependent economy and has experienced an economic recession in recent years related to lower oil production. The slower economy has negatively affected traffic at the restaurants. The decision to close these restaurants was driven by management’s belief that the long-term profitability of these restaurants would not meet our required level of return. Additionally, during fiscal 2018, we recorded Restaurant impairment charges of $3.8 million primarily related to the long-lived assets and reacquired franchise rights of certain underperforming Maggiano’s and Chili’s restaurants that will continue to operate. See Note 9 - Fair Value Disclosures for further details.
Restaurant closure charges during the fiscal year ended June 27, 2018 totaling $7.5 million primarily includes expenses of $4.6 million associated with the Canada closures and related lease termination charges. We also recorded $1.8 million in lease termination expenses related to locations where we are the primary lessee of leases that were sublet to the Macaroni Grill, a divested brand, currently in bankruptcy proceedings, that discontinued sublease rental payments and closed the restaurants. Additionally, we recorded Restaurant closure charges of $1.2 million primarily related to lease termination charges and closure costs associated with Chili’s restaurants closed during fiscal 2018.
Hurricane-related costs, net of recoveries include incurred expenses associated with Hurricanes Harvey and Irma primarily related to employee relief payments and inventory spoilage. Our restaurants were closed in the areas affected by these disasters and our team members were unable to work. Payments were made to assist our team members during these crises and to promote retention. We carry insurance coverage for these types of natural disasters. It was determined that Hurricane Irma damage was below insurance claim deductible limits, and we will not have any insurance proceeds related to this storm. During fiscal 2018, we received insurance proceeds related to certain Hurricane Harvey property damage of $1.0 million that was mostly offset by the long-lived asset write-off, of which the net amount of

$0.1 million was included within Other gains and charges in the Consolidated Statements of Comprehensive Income. During the fourth quarter of fiscal 2018, the Hurricane Harvey insurance claim was substantially finalized. We recorded an insurance receivable within Accounts receivable, net in the Consolidated Balance Sheets for $1.0 million which includes $0.6 million of business interruption funds recorded within Restaurant expenses on the Consolidated Statements of Comprehensive Income and $0.4 million for property damages recorded within Other gains and charges in the Consolidated Statements of Comprehensive Income.
During fiscal 2018, we received property damage insurance proceeds of $0.5 million related to natural flooding in Louisiana that are recorded within Other gains and charges in the Consolidated Statements of Comprehensive Income. Additionally, we received business interruption funds of $0.4 million related to the Louisiana flooding from insurers that are recorded within Restaurant expenses on the Consolidated Statements of Comprehensive Income.
Cyber security incident charges during the fiscal year ended June 27, 2018 totaling $2.0 million were recorded related to professional services due to legal and other costs associated with our response to the incident. We first reported the incident during the fourth quarter of fiscal 2018. For further details refer to Item 1A - Risk Factors and Note 13 - Commitments and Contingencies.
Sale-leaseback transaction charges during the fiscal year ended June 27, 2018 totaling $2.0 million includes professional service fees for brokers, legal, due diligence and other professional services firms in connection with the sale-leaseback transaction that marketed certain company-owned restaurant properties. These transactions closed during the first quarter of fiscal 2019, please see Note 16 - Subsequent Events for further details.
Lease guarantee charges during the fiscal year ended June 27, 2018 totaling $1.9 million were recorded during fiscal 2018 related to the Macaroni Grill, a divested brand, currently in bankruptcy proceedings, for certain leases under which we were secondarily liable. For additional information on lease guarantees, see Note 13 - Commitments and Contingencies.
Accelerated depreciation during the fiscal year ended June 27, 2018 totaling $1.9 million was recorded primarily related to depreciation on certain leasehold improvements at the corporate headquarters property. We plan to relocate the corporate headquarters in fiscal 2019, please see Note 1 - Nature of Operations and Summary of Significant Accounting Policies for details.
Remodel-related costs during the fiscal year ended June 27, 2018 totaling $1.5 million were recorded related to existing fixed asset write-offs associated with the Chili’s reimaging project.
During fiscal 2018, we sold our equity interest in our Mexico joint venture and received a note as consideration denominated in Mexican pesos which is re-measured to U.S. dollars at the end of each period resulting in a gain or loss from foreign currency exchange rate changes. Foreign currency transaction loss (gain) for fiscal 2018 included a net loss of $1.2 million because the value of the Mexican peso decreased as compared to the U.S. dollar during the fiscal year. The sale of our equity interest resulted in a gain of $0.2 million which was recorded within Gain on the sale of assets, net and included the recognition of prior period foreign currency translation losses reclassified from AOCL, please see Note 2 - Equity Method Investment for further details.
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
We recorded restaurant impairment charges of $5.2 million primarily related to the long-lived assets and reacquired franchise rights of ten underperforming Chili’s restaurants which will continue to operate. See Note 9 - Fair Value Disclosures for additional information. Additionally, we recorded restaurant closure charges of $4.1 million primarily related to lease charges and other costs associated with closed restaurants.
We incurred $2.7 million of professional fees and severance associated with our information technology restructuring offset by a $2.7 million gain on the sale of property. We also recorded accelerated depreciation charges of $2.0 million related to long-lived assets to be disposed of and lease guarantee charges of $1.1 million related to leases that were assigned to a divested brand. For additional lease guarantee disclosures, see Note 13 - Commitments and Contingencies. Other charges primarily include $2.4 million of expenses for consulting fees related to a special project.
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

4. GOODWILL AND INTANGIBLES
The changes in the carrying amount of Goodwill are as follows (in thousands):

	June 27, 2018			June 28, 2017
	Chili’s	Maggiano’s	Consolidated	Chili’s	Maggiano’s	Consolidated
Balance at beginning of year	$125,556	$38,397	$163,953	$125,610	$38,397	$164,007
Changes in goodwill:
Additions	—	—	—	—	—	—
Foreign currency translation adjustment	(145)	—	(145)	(54)	—	(54)
Balance at end of year	$125,411	$38,397	$163,808	$125,556	$38,397	$163,953

Intangible assets, net are as follows (in thousands):

	June 27, 2018			June 28, 2017
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived intangible assets
Chili’s reacquired franchise rights(1)	$13,611	$(4,438)	$9,173	$16,170	$(4,175)	$11,995
Chili’s other	5,567	(1,215)	4,352	5,985	(1,070)	4,915
	$19,178	$(5,653)	$13,525	$22,155	$(5,245)	$16,910

Indefinite-lived intangible assets
Chili’s liquor licenses	$9,520			$9,670
Maggiano’s liquor licenses	932			932
	$10,452			$10,602

(1)
The gross carrying amount and accumulated amortization include the impact of foreign currency translation on existing balances of $0.1 million and $0.1 million for fiscal 2018 and 2017, respectively. We also recorded an impairment charge of $1.5 million and $0.8 million in Other gains and charges in the Consolidated Statements of Comprehensive Income in fiscal 2018 and fiscal 2017, respectively. See Note 3 - Other Gains and Charges and Note 9 - Fair Value Disclosures and for additional disclosures.

Amortization expense for all definite-lived intangible assets was $1.3 million, $1.4 million and $1.5 million in the fiscal years ended June 27, 2018, June 28, 2017, and June 29, 2016, respectively, recorded in in Depreciation and amortization in the Consolidated Statements of Comprehensive Income. Annual amortization expense for definite-lived intangible assets will approximate $1.1 million for each of the next five fiscal years. There have been no impairments of Goodwill.

5. ACCRUED AND OTHER LIABILITIES
Other accrued liabilities consist of the following (in thousands):

	June 27, 2018	June 28, 2017
Sales tax	$14,177	$12,494
Insurance	17,821	17,484
Property tax	17,422	16,566
Dividends	16,345	17,072
Deferred sale proceeds(1)	15,523	—
Interest	7,756	7,696
Straight-line rent	5,176	4,593
Landlord contributions	2,689	2,968
Cyber security incident(2)	1,445	—
Other(3)	28,846	32,642
	$127,200	$111,515

(1)
Deferred sale proceeds primarily relates to $13.7 million for the corporate headquarters sale, please see Note 1 - Nature of Operations and Summary of Significant Accounting Policies for further details.

(2)	Cyber security incident relates to the fiscal 2018 event, please see Note 13 - Commitments and Contingencies for further details.

(3)
Other primarily consists of reserves for restaurant closure activities, certain lease reserves (see Note 13 - Commitments and Contingencies for details), accruals for utilities and services, and banquet deposits for Maggiano’s events.

Other liabilities consist of the following (in thousands):

	June 27, 2018	June 28, 2017
Straight-line rent	$55,592	$57,464
Insurance	40,093	42,532
Landlord contributions	23,334	26,402
Unfavorable leases	3,750	5,398
Unrecognized tax benefits	2,917	3,116
Other	5,999	6,212
	$131,685	$141,124

6. INCOME TAXES
Income before provision for income taxes consists of the following (in thousands):

	Fiscal Years Ended
	June 27, 2018	June 28, 2017	June 29, 2016
Domestic	$182,097	$186,679	$258,905
Foreign	(11,875)	21,829	27,482
Total income before provision for income taxes	$170,222	$208,508	$286,387
The provision for income taxes consists of the following (in thousands):

	Fiscal Years Ended
	June 27, 2018	June 28, 2017	June 29, 2016
Current income tax expense:
Federal	$28,745	$64,407	$48,896
State	12,173	13,358	10,843
Foreign	1	2,490	3,497
Total current income tax expense	40,919	80,255	63,236
Deferred income tax (benefit) expense:
Federal	6,560	(19,647)	21,842
State	139	(3,064)	704
Foreign	(3,278)	141	(15)
Total deferred income tax (benefit) expense	3,421	(22,570)	22,531
	$44,340	$57,685	$85,767

A reconciliation between the reported provision for income taxes and the amount computed by applying the statutory Federal income tax rate to income before provision for income taxes is as follows (in thousands):

	Fiscal Years Ended
	June 27, 2018	June 28, 2017	June 29, 2016
Income tax expense at statutory rate	$47,833	$72,978	$100,236
FICA tax credit	(22,641)	(20,657)	(20,497)
State income taxes, net of Federal benefit	8,725	5,928	9,614
Tax reform impact	8,223	—	—
Stock based compensation excess tax shortfall	1,124	—	—
Other	1,076	(564)	(3,586)
	$44,340	$57,685	$85,767
The income tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities are as follows (in thousands):

	June 27, 2018	June 28, 2017
Deferred income tax assets:
Leasing transactions	$22,710	$32,019
Stock-based compensation	9,128	14,029
Restructure charges and impairments	2,435	3,533
Insurance reserves	12,134	19,700
Employee benefit plans	54	288
Gift cards	15,053	23,670
Net operating losses	6,119	2,554
Federal credit carryover	10,672	12,697
State credit carryover	3,518	3,148
Other, net	3,763	8,480
Less: Valuation allowance	(6,104)	(5,232)
Total deferred income tax assets	79,482	114,886
Deferred income tax liabilities:
Prepaid expenses	13,497	19,506
Goodwill and other amortization	20,284	30,213
Depreciation and capitalized interest on property and equipment	11,055	26,375
Other, net	1,033	1,763
Total deferred income tax liabilities	45,869	77,857
Net deferred income tax asset	$33,613	$37,029
We have deferred tax assets of $3.8 million reflecting the benefit of state loss carryforwards, before federal benefit and valuation allowance, which expire at various dates between fiscal 2019 and fiscal 2038. We have a deferred tax asset of $3.1 million for Canadian loss carryforwards which expire in fiscal 2038. We have deferred tax assets of $10.7 million of federal and $4.5 million of state tax credits, before federal benefit and valuation allowance, which expire at various dates between fiscal 2024 and fiscal 2035. The recognized deferred tax asset for the state loss carryforwards is $0.4 million and the federal tax credits is $10.7 million. None of the state credits have been utilized. The federal credit carryover is limited by Section 382 of the Internal Revenue Code.
The valuation allowance increased by $0.9 million in fiscal 2018 to recognize certain state net operating loss benefits management believes are not more-likely-than-not to be realized.

No provision was made for the United States federal and state income taxes on certain outside basis differences, which primarily relate to accumulated unrepatriated foreign earnings of approximately $8.2 million as of June 27, 2018. Our accumulated foreign earnings and profits are in a loss position and therefore no taxes are applicable related to a deemed repatriation. Management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.
The Tax Cuts and Jobs Act of 2017 (the “Tax Act”) was enacted on December 22, 2017 with an effective date of January 1, 2018. The enactment date occurred prior to the end of the second quarter of fiscal 2018 and therefore the federal statutory tax rate changes stipulated by the Tax Act were reflected in the second quarter. The Tax Act lowered the federal statutory tax rate from 35.0% to 21.0% effective January 1, 2018. Our federal statutory tax rate for fiscal 2018 is now 28.1%, representing a blended tax rate for the current fiscal year based on the number of days in the fiscal year before and after the effective date. For fiscal years ended June 28, 2017 and June 29, 2016 our federal statutory tax rate was 35.0%. For subsequent years, our federal statutory tax rate will be 21.0%. In accordance with ASC 740, we re-measured our deferred tax accounts as of the enactment date using the new federal statutory tax rate and recognized the change as a discrete item in the Provision for income taxes. For the fifty-two week period ended June 27, 2018, the adjustment was $8.2 million, this changed slightly from the prior quarter due to revised full year estimates for changes in our net deferred tax balance.
A reconciliation of unrecognized tax benefits are as follows (in thousands):

	June 27, 2018	June 28, 2017
Balance at beginning of year	$4,062	$4,989
Additions based on tax positions related to the current year	502	402
Additions based on tax positions related to prior years	—	31
Settlements with tax authorities	—	(681)
Expiration of statute of limitations	(638)	(679)
Balance at end of year	$3,926	$4,062
The total amount of unrecognized tax benefits, excluding interest and penalties, that would affect income tax expense if resolved in our favor was $3.1 million and $2.6 million as of June 27, 2018 and June 28, 2017, respectively. We do not expect any material changes to our liability for uncertain tax positions during the next 12 months.
We recognize accrued interest and penalties related to unrecognized tax benefits in Provision for income taxes in the Consolidated Statements of Comprehensive Income. As of June 27, 2018, we had $0.5 million ($0.4 million net of a $0.1 million Federal deferred tax benefit) of interest and penalties accrued, compared to $0.6 million ($0.4 million net of a $0.2 million Federal deferred tax benefit) at June 28, 2017.
Our income tax returns are subject to examination by taxing authorities in the jurisdictions in which we operate. The periods subject to examination for our federal return are fiscal 2018 to fiscal 2019 and fiscal 2015 to fiscal 2018 for our Canadian returns. State income tax returns are generally subject to examination for a period of three to five years after filing. We have various state income tax returns in the process of examination or settlements. Our federal return for fiscal 2018 and 2019 are currently under examination through the Internal Revenue Service: Compliance Assurance Process (CAP) program. There are no unrecorded liabilities associated with these examinations.

7. DEBT
Long-term debt consists of the following (in thousands):

	June 27, 2018	June 28, 2017
Revolving credit facility	$820,250	$392,250
5.00% notes	350,000	350,000
3.88% notes	300,000	300,000
2.60% notes	—	250,000
Capital lease obligations (see Note 8 - Leases)	43,018	45,417
Total long-term debt	1,513,268	1,337,667
Less unamortized debt issuance costs and discounts	(6,556)	(8,189)
Total long-term debt less unamortized debt issuance costs and discounts	1,506,712	1,329,478
Less current installments	(7,088)	(9,649)
	$1,499,624	$1,319,829
Excluding capital lease obligations (see Note 8 - Leases) and interest, our long-term debt maturities for the five fiscal years following June 27, 2018 and thereafter are as follows (in thousands):

Long-Term Debt
2019	$—
2020	—
2021	—
2022	820,250
2023	300,000
Thereafter	350,000
$1,470,250
Revolving Credit Facility
In September 2016, we amended the revolving credit facility to increase the borrowing capacity from $750.0 million to $1.0 billion. We capitalized debt issuance costs of $4.0 million associated with the amendment of the revolving credit facility, which are included in Other assets in the Consolidated Balance Sheets as of June 27, 2018. Additionally, in May 2018, an amendment to the revolving credit facility was executed. This amendment was executed to provide the ability to execute certain sale-leaseback transactions and to increase the restricted payment capacity. The related debt issuance costs of $1.6 million are also included in Other assets in the Consolidated Balance Sheets as of June 27, 2018.
Under the amended $1.0 billion revolving credit facility, the maturity date for $890.0 million of the facility was extended from March 12, 2020 to September 12, 2021 and the remaining $110.0 million remains due on March 12, 2020. The amended revolving credit facility generally bears interest of LIBOR plus an applicable margin, which is a function of our credit rating and debt to cash flow ratio, but is subject to a maximum of LIBOR plus 2.00%. For a period of 180 days following the third amendment to the revolving credit facility, we are paying interest at a rate of LIBOR plus 1.70% for a total of 3.79%. One month LIBOR at June 27, 2018 was approximately 2.09%.
During fiscal 2018, net borrowings of $428.0 million were drawn on the revolving credit facility, which included the $250.0 million utilized to repay the principal balance of the 2.60% notes that came due in May 2018. As of June 27, 2018, $179.8 million of credit was available under the revolving credit facility. During fiscal 2017, $250.0 million was drawn from the $1.0 billion revolving credit facility primarily to fund share repurchases. We repaid a total of $388.0 million of the revolving credit facility during fiscal 2017.

5.00% Notes
In September 2016, we completed the private offering of $350.0 million of our 5.00% senior notes due October 2024 (the “2024 Notes”). We received proceeds of $350.0 million and utilized the proceeds to fund a $300.0 million accelerated share repurchase agreement and to repay $50.0 million on the amended $1.0 billion revolving credit facility. See Note 1 - Nature of Operations and Summary of Significant Accounting Policies for additional disclosures related to the accelerated share repurchase agreement. The notes require semi-annual interest payments which began on April 1, 2017.
The indenture for the 2024 Notes contains certain covenants, including, but not limited to, limitations and restrictions on the ability of the Company and its Restricted Subsidiaries (as defined in the indenture) to (i) create liens on Principal Property (as defined in the Indenture) and (ii) merge, consolidate or amalgamate with or into any other person or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all of their property. These covenants are subject to a number of important conditions, qualifications, exceptions and limitations.
2.60% and 3.88% Notes
In May 2013, we issued $550.0 million of notes consisting of two tranches - $250.0 million of 2.60% notes due in May 2018 and $300.0 million of 3.88% notes due in May 2023. The notes require semi-annual interest payments which began in the second quarter of fiscal 2014. In May 2018, we repaid $250.0 million that was due under our 2.60% notes utilizing availability on our revolving credit facility.
Financial Covenants
Our debt agreements contain various financial covenants that, among other things, require the maintenance of certain leverage and fixed charge coverage ratios. The financial covenants were not significantly changed as a result of the new and amended debt agreements. We are currently in compliance with all financial covenants.

8. LEASES
Capital Leases
We lease certain buildings and equipment under capital leases. The building asset value of $38.8 million at both June 27, 2018 and June 28, 2017, and the related accumulated amortization of $27.8 million and $26.0 million at June 27, 2018 and June 28, 2017, respectively, are included in Buildings and leasehold improvements in the Consolidated Balance Sheets.
The technology equipment capital leases asset value of $20.3 million and $12.4 million at June 27, 2018 and June 28, 2017, and the related accumulated amortization of $5.1 million and $0.7 million at June 27, 2018 and June 28, 2017, respectively, are included in Furniture and equipment in the Consolidated Balance Sheets.
Amortization expense related to all assets under capital leases of $5.6 million, $1.9 million, and $2.0 million for the fiscal years ended June 27, 2018, June 28, 2017, and June 29, 2016, respectively, was recorded in Depreciation and amortization in the Consolidated Statements of Comprehensive Income.
Operating Leases
We typically lease restaurant facilities and office space under operating leases. The majority having terms expiring at various dates through fiscal 2035. The restaurant leases have cumulative renewal clauses of 2 to 34 years at our option and, in some cases, have provisions for contingent rent based upon a percentage of sales in excess of specified levels, as defined in the leases. We include other rent-related costs in rent expense, such as common area maintenance, taxes and amortization of landlord contributions. Rent expense related to restaurants is included in Restaurant expenses, and office space rent is included in General and administrative in the Consolidated Statements of Comprehensive Income. Please see Note 5 - Accrued and Other Liabilities for further details on accrued straight-line rent and landlord contributions.

Rent expense consists of the following (in thousands):

	June 27, 2018	June 28, 2017	June 29, 2016
Straight-lined minimum rent	$111,096	$109,819	$107,776
Contingent rent	3,154	3,821	4,408
Other	11,656	11,682	11,283
Total rent expense	$125,906	$125,322	$123,467
Commitments
As of June 27, 2018, future minimum lease payments on capital and operating leases were as follows (in thousands):

Fiscal Year	Capital Leases	Operating Leases
2019	$9,829	$119,579
2020	9,153	110,484
2021	7,079	96,717
2022	5,403	77,647
2023	4,220	53,332
Thereafter	20,254	112,156
Total minimum lease payments(1)	55,938	$569,915
Imputed interest (average rate of 7.00%)	(12,920)
Present value of minimum lease payments	43,018
Less current installments	(7,088)
	$35,930

(1)
Future minimum lease payments have not been reduced by minimum sublease rentals to be received in the future under non-cancelable subleases. The total of undiscounted future sublease rentals are approximately $24.4 million and $17.6 million for capital and operating subleases, respectively, as of June 27, 2018.

9. FAIR VALUE DISCLOSURES
Non-Financial Assets Measured on a Non-Recurring Basis
We review the carrying amounts of property and equipment, reacquired franchise rights and transferable liquor licenses semi-annually or when events or circumstances indicate that the fair value may not exceed the carrying amount. We record an impairment charge for the excess of the carrying amount over the fair value. All impairment charges were included in Other gains and charges in the Consolidated Statements of Comprehensive Income for the periods presented. Please see Note 1 - Nature of Operations and Summary of Significant Accounting Policies for definition of levels.
We determine the fair value of property and equipment and reacquired franchise rights based on discounted projected future cash flows of the restaurants over their remaining service life using a risk adjusted discount rate that is commensurate with the inherent risk that is considered Level 3. Based on our semi-annual review, during fiscal 2018, long-lived assets and reacquired franchise rights with carrying values of $3.8 million and $0.3 million, respectively, primarily related to five underperforming restaurants, were determined to have a total fair value of $0.3 million resulting in an impairment charge of $3.8 million. During the first quarter of fiscal 2018, we impaired long-lived assets and reacquired franchise rights with carrying values of $6.0 million and $1.2 million, respectively, primarily related to nine underperforming Chili’s restaurants located in Alberta, Canada which were identified for closure by management. We determined the leasehold improvements and other assets associated with these restaurants had no fair value, based on Level 3 fair value measurements, resulting in an impairment charge of $7.2 million. The restaurant assets were assigned a zero fair value as the decision to close the restaurants in the second quarter of fiscal 2018 resulted in substantially all of the assets reverting to the landlords. Based on our semi-annual review, during fiscal 2017, long-lived assets and reacquired franchise rights with carrying values of $4.5 million and $0.8 million, respectively, primarily related to ten underperforming restaurants, were determined to have a total fair value of $0.2 million resulting in an impairment charge of $5.1 million.
We determine the fair value of transferable liquor licenses based on prices in the open market for licenses in the same or similar jurisdictions that is considered Level 2. Based on our semi-annual review, during fiscal 2018, we determined there was no impairment. In fiscal 2017, six transferable liquor licenses with a carrying value of $1.3 million were written down to the fair value of $1.2 million resulting in an impairment charge of $0.1 million.
All impairment charges were included in Other gains and charges in the Consolidated Statements of Comprehensive Income for the periods presented, please see Note 3 - Other Gains and Charges for more information.
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
During fiscal 2018 we received an $18.0 million long-term note receivable as consideration related to the sale of our equity interest in the Chili’s joint venture in Mexico. We determined the fair value of this note based on an internally developed analysis relying on Level 3 inputs at inception. This analysis was based on a credit rating we assigned to the counterparty and comparable interest rates associated with similar debt instruments observed in the market. As a result of this analysis, we determined the fair value of this note was approximately $16.0 million and recorded this fair value as its initial carrying value. We believe the fair value continues to approximate the note receivable carrying value as of June 27, 2018. The current portion of the note represents cash payments to be received over the next 12 months and is included within Accounts receivable, net while the long-term portion of the note is included within Other assets in the Consolidated Balance Sheets. Please refer to Note 2 - Equity Method Investment for further details about this note receivable.
The carrying amounts, which are net of unamortized debt issuance costs and discounts, and fair values of the 2.60% notes, 3.88% notes and 5.00% notes are as follows (in thousands), please see further details at Note 7 - Debt:

	June 27, 2018		June 28, 2017
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
2.60% Notes	$—	$—	$249,495	$250,480
3.88% Notes	$298,267	$285,324	$297,912	$286,077
5.00% Notes	$345,175	$342,276	$344,405	$347,956

10. STOCK-BASED COMPENSATION
Our shareholders approved stock-based compensation plans including the Stock Option and Incentive Plan for employees and the Stock Option and Incentive Plan for Non-Employee Directors and Consultants (collectively, the “Plans”). The total number of shares authorized for issuance to employees and non-employee directors and consultants under the Plans is currently 37.3 million. The Plans provide for grants of options to purchase our common stock, restricted stock, restricted stock units, and stock appreciation rights. Additionally, grants to eligible employees may vest over a specified period of time or service period, or may contain performance-based conditions.

Stock Options
In fiscal 2018, certain eligible employees under the Plans were granted performance stock options whose vesting is contingent upon meeting company performance goals based on our annual earnings at the end of fiscal 2021 and 2022. Expense for performance stock options is recognized using a graded-vesting schedule over the vesting period based upon management’s periodic estimates of the number of stock options that ultimately will vest. The options vest over a period of 4 to 5 years and have a contractual term to exercise of 8 years.
Stock options that do not contain a performance condition were also granted to eligible employees in fiscal 2018, consistent with prior year grants. Expense related to these stock options is recognized using a graded-vesting schedule over the vesting period or to the date on which retirement eligibility is achieved, if shorter. Stock options generally vest over a period of 1 to 4 years and have contractual terms to exercise of 8 years. Full or partial vesting of awards may occur upon a change in control (as defined in the Plans), or upon an employee’s death, disability or involuntary termination.
Transactions during fiscal 2018 were as follows (in thousands, except option prices):

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Options outstanding at June 28, 2017	1,376	$45.46
Granted(1)	1,302	31.55
Exercised	(116)	20.07
Forfeited or canceled	(203)	47.27
Options outstanding at June 27, 2018(1)	2,359	$38.87	6.0	$28,163
Options exercisable at June 27, 2018	662	$43.73	3.7	$5,076

(1)	There were 750,000 performance stock options granted in fiscal 2018, all of which were outstanding at June 27, 2018.
At June 27, 2018, unrecognized compensation expense related to stock options totaled approximately $4.0 million and will be recognized over a weighted average period of 3.0 years. The intrinsic value of options exercised totaled approximately $2.5 million, $5.6 million and $5.3 million for the fiscal years ended June 27, 2018, June 28, 2017, and June 29, 2016, respectively. The tax benefit realized on options exercised totaled approximately $0.6 million, $1.6 million and $1.6 million for the fiscal years ended June 27, 2018, June 28, 2017, and June 29, 2016, respectively.
Restricted Share Awards
Restricted share awards consist of performance shares, restricted stock and restricted stock units. In fiscal 2018 and 2017, eligible employees under the Plans were granted performance shares whose vesting is contingent upon meeting company performance goals based on our rate of earnings growth at the end of a three-fiscal-year period. Expense is recognized ratably over the vesting period, or to the date on which retirement eligibility is achieved, if shorter, based upon management’s periodic estimates of the number of shares that ultimately will be issued. Prior to fiscal 2017, eligible employees under the Plans were granted performance shares containing a market condition which generally vest in full on the third anniversary of the date of grant.
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
Restricted stock and restricted stock units granted to non-employee directors under the Plans generally vest in full on the fourth anniversary of the date of grant or upon each director’s retirement from the Board. The non-employee directors’ awards are non-forfeitable and are expensed upon grant.

Transactions during fiscal 2018 were as follows (in thousands, except fair values):

	Number of Restricted Share Awards	Weighted Average Grant Date Fair Value Per Award
Restricted share awards outstanding at June 28, 2017	814	$46.32
Granted	466	32.05
Vested	(200)	48.31
Forfeited	(78)	39.67
Restricted share awards outstanding at June 27, 2018	1,002	$39.80
At June 27, 2018, unrecognized compensation expense related to restricted share awards totaled approximately $10.8 million and will be recognized over a weighted average period of 1.8 years. The fair value of shares that vested totaled approximately $4.3 million, $12.8 million and $23.9 million, for the fiscal years ended June 27, 2018, June 28, 2017, and June 29, 2016, respectively.

11. SAVINGS PLAN
We sponsor a qualified defined contribution retirement plan covering all employees who have attained the age of twenty-one and have completed one year and 1,000 hours of service. Eligible employees are allowed to contribute, subject to IRS limitations on total annual contributions, up to 50% of their base compensation and 100% of their eligible bonuses, as defined in the plan, to various investment funds. We match in cash what an employee contributes at a rate of 100% of the first 3% and 50% of the next 2% with immediate vesting. In fiscal 2018, 2017 and 2016, we contributed approximately $9.2 million, $8.9 million and $8.9 million, respectively.

12. SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for income taxes and interest is as follows (in thousands):

	Fiscal Years Ended
	June 27, 2018	June 28, 2017	June 29, 2016
Income taxes, net of refunds	$55,992	$89,035	$45,743
Interest, net of amounts capitalized	53,059	39,767	28,989
Non-cash investing and financing activities are as follows (in thousands):

	Fiscal Years Ended
	June 27, 2018	June 28, 2017	June 29, 2016
Retirement of fully depreciated assets	$32,893	$21,185	$24,806
Dividends declared but not paid	17,042	17,317	18,442
Accrued capital expenditures	11,311	12,738	7,094
Capital lease additions	7,912	11,717	—

13. COMMITMENTS AND CONTINGENCIES
Lease Commitments
We have, in certain cases, divested brands or sold restaurants to franchisees and have not been released from lease guarantees or lease liability for the related restaurants. As of June 27, 2018 and June 28, 2017, we have outstanding lease guarantees or are secondarily liable for $58.2 million and $69.0 million, respectively. These amounts represent the maximum potential liability of future payments under the leases. These leases have been assigned to the buyers and expire at the end of the respective lease terms, which range from fiscal 2019 through fiscal 2027. In the event of default, the indemnity and default clauses in our assignment agreements govern our ability to pursue and recover damages incurred.
During fiscal 2018, Mac Acquisition LLC, the owner of Romano’s Macaroni Grill restaurants, filed for Chapter 11 bankruptcy protection. We have outstanding lease guarantees or are secondarily liable for certain of its closed properties. As of June 27, 2018 and June 28, 2017, balances of $1.4 million and $1.1 million, respectively, were recorded in Other accrued liabilities in our Consolidated Balance Sheets based on our analysis of the potential obligations and are inclusive of the fiscal 2018 activity detailed below. Based on information obtained from the bankruptcy proceedings pertaining to our obligation under the Romano’s Macaroni Grill leases and related lease guarantees, during the fiscal year ended June 27, 2018, total incremental charges based on additional leases rejected in the bankruptcy were $1.9 million. Please refer to Note 3 - Other Gains and Charges for more details. We paid $1.4 million during the fiscal year ended June 27, 2018 to settle the remaining obligations of six of these leases. We do not expect additional leases to be rejected in bankruptcy proceedings. We will continue to monitor leases for which we have outstanding guarantees or are secondarily liable to assess the likelihood of any incremental losses. We have not been informed by landlords of Mac Acquisition LLC of any lease defaults other than those detailed in the bankruptcy filings. No other liabilities related to this matter have been recorded as of June 27, 2018.
The Mac Acquisition LLC lease obligations are based on Level 3 fair value measurements based on an estimate of the obligation associated with the lease locations, stated rent and other factors such as ability and probability of the landlord to mitigate damages by leasing to new tenants. Please refer to Note 1 - Nature of Operations and Summary of Significant Accounting Policies for further details surrounding Level definitions.
Letters of Credit
We provide letters of credit to various insurers to collateralize obligations for outstanding claims. As of June 27, 2018, we had $32.3 million in undrawn standby letters of credit outstanding. All standby letters of credit are renewable within the next 10 to 12 months.
Cyber Security Incident
On May 12, 2018, we issued a public statement that malware had been discovered at certain Chili’s restaurants that resulted in unauthorized access or acquisition of customer payment card data. We have engaged third-party forensic firms and cooperated with law enforcement to investigate the matter. Based on the investigation of our third-party forensic experts, we believe most Company-owned Chili’s restaurants were impacted by the malware during time frames that vary by restaurant, but we believe in each case beginning no earlier than March 21, 2018 and ending no later than April 22, 2018.
We expect to incur significant investigation, legal and professional services expenses associated with the cyber security incident in future periods. We will recognize these expenses as services are received. Related to this incident, payment card companies and associations may request us to reimburse them for unauthorized card charges and costs to replace cards and may also impose fines or penalties in connection with the cyber security incident, and enforcement authorities may also impose fines or other remedies against us. While we do not acknowledge responsibility to pay any such amounts imposed, this may result in related settlement costs. We will record an estimate for losses at the time when it is both probable that a loss has been incurred and the amount of the loss is reasonably estimable. Cyber security incident expenses of $2.0 million have been recorded to Other gains and charges in the Consolidated Statements of Comprehensive Income for the fiscal year ended June 27, 2018, please see Note 3 - Other Gains and Charges for details. To limit our exposure to cyber security events, we maintain cyber liability insurance coverage. This coverage and certain other insurance coverage may reduce our exposure for this incident. We will pursue recoveries to the maximum extent available under the policies. Our cyber liability insurance policy maintains a $2.0 million retention that was fully accrued as of June 27, 2018.
The Company was named as a defendant in putative class action lawsuits in the United States District Court for the Middle District of Florida, the United States District Court for the District of Nevada, and two in the United States District Court for the Central District of California, filed on May 24, 2018, May 30, 2018, June 14, 2018, and June 28, 2018, respectively (collectively, the “Litigation”) relating to the cyber security incident described above. In the Litigation, plaintiffs assert various claims stemming from the cyber security incident at the Company’s Chili’s restaurants involving customer payment card information and seek monetary damages in excess of $5.0 million, injunctive and declaratory relief and attorney’s fees and costs. We believe we have defenses and intend to defend the Litigation. Several government agencies, including State Attorneys General, are inquiring about or investigating events related to the cyber security incident, including how it occurred, its consequences and our responses (the “Inquiries”). We are cooperating with the Inquiries, and we may be subject to fines or other obligations. At this point, we are unable to predict the developments in, outcome of, and economic and other consequences of pending or future litigation or regulatory investigations related to, and other costs associated with this matter. As such, as of June 27, 2018, we have concluded that a loss from these matters is not determinable, therefore, we have not recorded an accrual for Litigation or Inquiries, although the ultimate amount paid on claims and settlement costs could be material. We will continue to evaluate these matters based on subsequent events, new information and future circumstances.
Legal Proceedings
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
We are engaged in various legal proceedings and have certain unresolved claims pending. Liabilities have been established based on our best estimates of our potential liability in certain of these matters. Based upon consultation with legal counsel, management is of the opinion that there are no matters pending or threatened which are expected to have a material adverse effect, individually or in the aggregate, on our consolidated financial condition or results of operations.

14. SEGMENT INFORMATION
Our operating segments are Chili’s and Maggiano’s. The Chili’s segment includes the results of our company-owned Chili’s restaurants in the United States and Canada as well as the results from our domestic and international franchise business. The Maggiano’s segment includes the results of our company-owned Maggiano’s restaurants.
Company sales include revenues generated by the operation of company-owned restaurants including gift card redemptions. Franchise and other revenues includes royalties, development fees, franchise fees, Maggiano’s banquet service charge income, gift card breakage and discounts, digital entertainment revenue, Chili’s retail food product royalties, merchandise and delivery fee income. We do not rely on any major customers as a source of sales, and the customers and long-lived assets of our operating segments are predominantly in the United States. There were no material transactions amongst our operating segments.

Our chief operating decision maker uses operating income as the measure for assessing performance of our segments. Operating income includes revenues and expenses directly attributable to segment-level results of operations. Company restaurant expenses include food and beverage costs, restaurant labor costs and restaurant expenses, including advertising. The following tables reconcile our segment results to our consolidated results reported in accordance with GAAP (in thousands):

	Fiscal Year Ended June 27, 2018
	Chili’s	Maggiano’s	Other	Consolidated
Company sales	$2,628,262	$413,254	$—	$3,041,516
Franchise and other revenues	71,914	21,987	—	93,901
Total revenues	2,700,176	435,241	—	3,135,417

Company restaurant expenses(1)	2,223,987	362,843	577	2,587,407
Depreciation and amortization	124,997	15,912	10,483	151,392
General and administrative	39,580	5,560	90,872	136,012
Other gains and charges	24,498	1,061	8,941	34,500
Total operating costs and expenses	2,413,062	385,376	110,873	2,909,311

Operating income (loss)	287,114	49,865	(110,873)	226,106
Interest expense	—	—	58,986	58,986
Other, net	—	—	(3,102)	(3,102)
Income (loss) before provision for income taxes	$287,114	$49,865	$(166,757)	$170,222

Segment assets	$1,122,152	$151,078	$74,110	$1,347,340
Payments for property and equipment	85,327	7,519	8,435	101,281

	Fiscal Year Ended June 28, 2017
	Chili’s	Maggiano’s	Other	Consolidated
Company sales	$2,653,301	$409,278	$—	$3,062,579
Franchise and other revenues	66,693	21,565	—	88,258
Total revenues	2,719,994	430,843	—	3,150,837

Company restaurant expenses(1)	2,220,607	361,700	469	2,582,776
Depreciation and amortization	129,335	16,172	10,902	156,409
General and administrative	37,005	6,191	89,623	132,819
Other gains and charges	13,229	783	8,643	22,655
Total operating costs and expenses	2,400,176	384,846	109,637	2,894,659

Operating income (loss)	319,818	45,997	(109,637)	256,178
Interest expense	—	—	49,547	49,547
Other, net	—	—	(1,877)	(1,877)
Income (loss) before provision for income taxes	$319,818	$45,997	$(157,307)	$208,508

Segment assets	$1,164,631	$162,832	$76,170	$1,403,633
Equity method investment	10,171	—	—	10,171
Payments for property and equipment	75,992	13,288	13,293	102,573

	Fiscal Year Ended June 29, 2016
	Chili’s	Maggiano’s	Other	Consolidated
Company sales	$2,754,904	$411,755	$—	$3,166,659
Franchise and other revenues	68,484	22,346	—	90,830
Total revenues	2,823,388	434,101	—	3,257,489

Company restaurant expenses(1)	2,272,771	364,466	1,635	2,638,872
Depreciation and amortization	131,306	15,046	10,016	156,368
General and administrative	35,845	6,225	85,523	127,593
Other gains and charges	6,973	3,472	6,735	17,180
Total operating costs and expenses	2,446,895	389,209	103,909	2,940,013

Operating income (loss)	376,493	44,892	(103,909)	317,476
Interest expense	—	—	32,574	32,574
Other, net	—	—	(1,485)	(1,485)
Income (loss) before provision for income taxes	$376,493	$44,892	$(134,998)	$286,387

Payments for property and equipment	$80,277	$17,540	$14,971	$112,788

(1)	Company restaurant expenses includes Cost of sales, Restaurant labor and Restaurant expenses, including advertising.

15. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
The following table summarizes the unaudited consolidated quarterly results of operations for fiscal 2018 and 2017 (in thousands, except per share amounts):

	Fiscal Year Ended June 27, 2018
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$739,390	$766,400	$812,534	$817,093
Income before provision for income taxes	$15,149	$41,142	$58,916	$55,015
Net income	$9,877	$25,366	$46,916	$43,723
Basic net income per share	$0.20	$0.55	$1.03	$1.03
Diluted net income per share	$0.20	$0.54	$1.02	$1.01
Basic weighted average shares outstanding	48,293	46,432	45,433	42,649
Diluted weighted average shares outstanding	48,732	46,880	45,973	43,469

	Fiscal Year Ended June 28, 2017
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$758,492	$771,043	$810,641	$810,661
Income before provision for income taxes	$32,966	$48,268	$59,612	$67,662
Net income	$23,233	$34,637	$42,369	$50,584
Basic net income per share	$0.42	$0.70	$0.87	$1.03
Diluted net income per share	$0.42	$0.69	$0.86	$1.02
Basic weighted average shares outstanding	54,844	49,833	48,954	48,917
Diluted weighted average shares outstanding	55,576	50,480	49,506	49,435

Net income for fiscal 2018 included restaurant impairment charges of $7.2 million, $2.0 million, and $1.8 million in the first, second, and fourth quarters of fiscal 2018, respectively. We recorded additional lease and other costs associated with closed restaurants of $0.2 million, $4.3 million, $2.8 million, and $0.2 million in the first, second, third, and fourth quarters of fiscal 2018, respectively. Hurricane related costs, net of recoveries of $4.6 million, $0.6 million and $0.2 million, and net recoveries of $0.4 million were recorded in the first, second, third, and fourth quarters of fiscal 2018, respectively. Cyber security incident charges related to professional services of $2.0 million were recorded in the fourth quarter of fiscal 2018. Sale leaseback transaction charges of $2.0 million were recorded in the fourth quarter of fiscal 2018 related to legal, accounting, and other consulting fees. Lease guarantee charges of $1.4 million and $0.5 million were recorded in the second and third quarters of fiscal 2018, respectively. Accelerated depreciation related to long-lived assets to be disposed of $0.5 million was recorded in each quarter of fiscal 2018. Remodel-related costs of $1.4 million were recorded in the fourth quarter of fiscal 2018. Foreign currency transaction losses of $0.9 million and $1.2 million were recorded in the second and fourth quarters of fiscal 2018, respectively, and foreign currency transaction gains of $0.9 million were recorded in the third quarter of fiscal 2018. Gains on the sale of property of $0.3 million were recorded in the second quarter of fiscal 2018. Furthermore, we recorded severance charges of $0.3 million in the fourth quarter of fiscal 2018.
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

16. SUBSEQUENT EVENTS
Dividend Declaration
On August 13, 2018, our Board of Directors declared a quarterly dividend of $0.38 per share to be paid on September 27, 2018 to shareholders of record as of September 7, 2018.
Share Repurchase Program Authorization and Repurchases
Our Board of Directors also authorized a $300.0 million increase to our existing share repurchase program, bringing the total amount available for share repurchases to $363.8 million as of August 13, 2018. We subsequently repurchased and settled approximately 0.5 million shares of our common stock for $24.0 million.
Revolver Net Payments
Additionally, net payments of $381.0 million were made on the revolving credit facility subsequent to the end of the fiscal year.
Sale Leaseback Transactions
During the fourth quarter of fiscal 2018, an amendment to the revolving credit facility was executed to provide the ability to complete certain sale-leaseback transactions. In the first quarter of fiscal 2019, we entered into three purchase agreements to sell and leaseback 143 restaurant properties located throughout the United States. Subsequently under these purchase agreements, we have completed sale leaseback transactions of 137 of these restaurants for aggregate consideration of $443.1 million, resulting in a gain of $281.1 million. The net proceeds from these sale leaseback transactions were used to repay borrowings on our revolving credit facility. The initial term of the leases are for 15 years, and the leases were determined to be operating leases. As part of this transaction, in the first quarter of fiscal 2019, the restaurant assets will be removed from our Consolidated Balance Sheets. The majority of the gain will be deferred and amortized over the operating lease term in proportion to the gross rental charges. As of June 27, 2018, the Consolidated Balance Sheets includes Land of $100.9 million, Buildings and leasehold improvements of $210.3 million, certain fixtures included in Furniture and equipment of $9.0 million and Accumulated depreciation of $157.9 million related to these properties.

17. EFFECT OF NEW ACCOUNTING STANDARDS
ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment - In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This update eliminates step two of the goodwill impairment analysis. Companies will no longer be required to perform a hypothetical purchase price allocation to measure goodwill impairment. Instead, they will measure impairment as the difference between the carrying amount and the fair value of the reporting unit. This update is effective for annual and interim periods for fiscal years beginning after December 15, 2019, which will require us to adopt these provisions in the first quarter of fiscal 2021. Early adoption is permitted for interim or annual goodwill impairment tests performed with measurement dates after January 1, 2017. The update will be applied on a prospective basis. We do not expect the adoption of this guidance to have any impact to our consolidated financial statements as the fair value of our reporting units is substantially in excess of the carrying values.
ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments (Topic 230) - In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments (Topic 230). This update provides clarification regarding how certain cash receipts and cash payments are presented and classified in the statement of cash flows. This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. This update is effective for annual and interim periods for fiscal years beginning after December 15, 2017, which will require us to adopt these provisions in the first quarter of fiscal 2019. Early adoption is permitted for financial statements that have not been previously issued. The update will be applied on a retrospective basis. We do not expect the adoption of this guidance to have a material impact to our consolidated financial statements or debt covenants.
ASU 2016-02, Leases (Topic 842) - In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The FASB has subsequently amended this update by issuing additional ASU’s that provide clarification and further guidance around areas identified as potential implementation issues. These updates requires a lessee to recognize in the balance sheet a liability to make lease payments and a corresponding right-of-use asset for virtually all leases, other than leases with a term of 12 months or less. The update also requires additional disclosures about the amount, timing, and uncertainty of cash flows arising from leases. In February 2018, the FASB issued ASU 2018-01 that provided a practical expedient for existing or expired land easements that were not previously accounted for in accordance with ASC 840. The practical expedient would allow entities to elect not to assess whether those land easements are, or contain, leases in accordance with ASC 842 when transitioning to the new leasing standard. The ASU clarifies that land easements entered into (or existing land easements modified) on or after the effective date of the new leasing standard must be assessed under ASC 842.
The updates are effective for annual and interim periods for fiscal years beginning after December 15, 2018, which will require us to adopt these provisions in the first quarter of fiscal 2020. Early adoption is permitted for financial statements that have not been previously issued. In July 2018, the FASB issued ASU 2018-11 that provided either a modified retrospective transition approach with application in all comparative periods presented, or an alternative transition method, which permits a company to use its effective date as the date of initial application without restating comparative period financial statements. We anticipate implementing the standard by taking advantage of the practical expedient options. The discounted minimum remaining rental payments will be the starting point for determining the right-of-use asset and lease liability. We had operating leases with remaining rental payments of approximately $569.9 million at the end of fiscal 2018. We expect that adoption of the new guidance will have a material impact to our consolidated balance sheets due to recognition of the right-of-use asset and lease liability related to our current operating leases. The process of evaluating the full impact of the new guidance to our consolidated financial statements and disclosures is ongoing, but we anticipate the initial evaluation of the impact will be completed in the first half of fiscal 2019.

ASU 2014-09, Revenue from Contracts with Customers (Topic 606) - In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The FASB has subsequently amended this update by issuing additional ASU’s that provide clarification and further guidance around areas identified as potential implementation issues. These updates provide a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. These updates also require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU 2015-14 delaying the effective date of adoption. These updates are now effective for annual and interim periods for fiscal years beginning after December 15, 2017, which will require us to adopt these provisions in the first quarter of fiscal 2019. Early application in fiscal 2018 is permitted, however we have elected to implement the new guidance effective first quarter of fiscal 2019. These updates permit the use of either the retrospective or cumulative effect transition method. We have selected the cumulative effect transition method.
We performed an analysis of the impact of the new revenue recognition guidance and developed a comprehensive plan for the implementation. The implementation plan included analyzing the impact to our current revenue streams, comparing our historical accounting policies to the new guidance, and identifying potential differences from applying the requirements of the new guidance to our contracts. Based on our evaluation of our revenue streams, we do not believe these updates will impact our recognition of revenue from sales generated at company-owned restaurants or recognition of royalty fees from our franchisees, which are our primary sources of revenue. Our evaluation found that accounting for initial franchise and development fees, advertising contributions from franchisees, and gift card breakage would be impacted for the adoption of ASC 606. Under the new guidance, we will defer the initial development and franchise fees and recognize revenue over the term of the related franchise agreement. This is different from our current accounting policy which is to recognize initial development and franchise fees when we have performed all material obligations and services, which generally occurs when the franchised restaurant opens.
The new guidance will also change our reporting of advertising fund contributions from franchisees and the related advertising expenditures, which are currently reported on a net basis in our Consolidated Statements of Comprehensive Income within Restaurant expenses. Under the new guidance, advertising fund contributions from franchisees will be reported on a gross basis within Franchise and other revenues in the Consolidated Statements of Comprehensive Income, and the related advertising expenses will continue to be reported within Restaurant expenses.
Additionally, under the new standard, estimated breakage income on gift cards will be recognized in proportion to the related gift card redemption patterns over the estimated life of the gift cards. Our current accounting policy is to estimate the amount of gift card balances for which redemption is remote, and record breakage income based on this estimate.
We expect upon adoption that we will record an increase to Total shareholders’ deficit in the Consolidated Balance Sheets of approximately $7.3 million which includes the impact of deferred taxes from adopting the standard. The recognition of unamortized franchise and development fees is expected to increase Total liabilities in the Consolidated Balance Sheets by approximately $18.0 million. Advertising contributions will increase both Total revenues and Total operating costs and expenses in fiscal 2019, with no impact to Net income. For the fiscal year ended June 27, 2018, advertising contributions included within Restaurant expenses in the Consolidated Statements of Comprehensive Income totaled $22.6 million. The reduction of gift card liability to adjust to the new redemption pattern is expected to decrease Total liabilities in the Consolidated Balance Sheets by approximately $8.2 million. We are currently in the process of implementing internal controls related to these revenue recognition updates and related disclosures under the new standards.

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Brinker International, Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Brinker International, Inc. and subsidiaries (the Company) as of June 27, 2018 and June 28, 2017, the related consolidated statements of comprehensive income, shareholders’ deficit, and cash flows for each of the years in the three‑year period ended June 27, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 27, 2018 and June 28, 2017, and the results of its operations and its cash flows for each of the years in the three‑year period ended June 27, 2018, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of June 27, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated August 27, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
We have served as the Company’s auditor since 1984.
/s/ KPMG LLP
Dallas, Texas
August 27, 2018

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Brinker International, Inc.:
Opinion on Internal Control Over Financial Reporting
We have audited Brinker International, Inc. and subsidiaries’ (the Company) internal control over financial reporting as of June 27, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 27, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of June 27, 2018 and June 28, 2017, the related consolidated statements of comprehensive income, shareholders’ deficit, and cash flows for each of the years in the three-year period ended June 27, 2018, and the related notes (collectively, the consolidated financial statements), and our report dated August 27, 2018 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ KPMG LLP
Dallas, Texas
August 27, 2018

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

We have assessed the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, we concluded that our internal control over financial reporting was effective as of June 27, 2018.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The effectiveness of our internal control over financial reporting as of June 27, 2018 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its attestation report which is included herein.
Remediation of Previously Identified Material Weakness
During fiscal year 2017, management, including the principal executive officer and principal financial officer, conducted an assessment, including testing, of the effectiveness of the Company’s internal control over financial reporting as of June 28, 2017, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - An Integrated Framework (2013). Based on this evaluation, management identified that as of June 28, 2017, a material weakness existed in our internal controls over the measurement and presentation of deferred income taxes. Specifically, the Company did not have effective controls over the completeness and accuracy of temporary taxable and deductible differences between the book carrying amount and the tax basis of the underlying assets and liabilities at interim and annual reporting dates and including when the tax returns were filed. These process level control deficiencies resulted from a lack of skilled resources in the tax department with sufficient understanding of internal control over financial reporting.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

During fiscal 2018, the Company took steps to remediate the material weakness related to the measurement and presentation of deferred income taxes. We executed a remediation plan and made changes in our financial reporting processes and related internal controls to address the material weakness in internal control over financial reporting. Specifically, we implemented and monitored the following actions to accumulate adequate evidence over a reasonable period of time to determine that the new or modified processes, procedures, controls and oversight related to such controls were operating effectively:

•	Engaged external tax advisers to assist with the design and implementation of the remediation plan that enhanced internal control over financial reporting for income taxes;

•
Implemented new reporting processes and system improvements in our tax department that simplified and improved manual reconciliation controls and allow us to more effectively train tax department personnel;

•
Ensured that tax department personnel effectively collaborate with financial reporting and other key departments to gain a better understanding of the information, analysis, and documentation necessary for the accurate presentation of deferred income taxes; and

•	Successfully executed testing of the key internal controls as of June 27, 2018 and concluded that the remediated controls are effective.

By:	/s/ Wyman T. Roberts
Wyman T. Roberts,
President and Chief Executive Officer
(Principal Executive Officer)

By:	/s/ Joseph G. Taylor
Joseph G. Taylor
Senior Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)