Form 10-K, Exhibit 13
period 2019-06-26
BRINKER INTERNATIONAL, INC
filed 2019-08-22
CIK 703351

EXHIBIT 13
BRINKER INTERNATIONAL, INC.
Consolidated Financial Statements

The following are attached hereto as part of Exhibit 13:

BRINKER INTERNATIONAL, INC.
Selected Financial Data
(In millions, except per share amounts and number of restaurants)

	Fiscal Years Ended
	6/26/2019(1)	6/27/2018	6/28/2017	6/29/2016(2)	6/24/2015
Income Statement Data:
Revenues
Company sales	$3,106.2	$3,041.5	$3,062.5	$3,166.7	$2,904.7
Franchise and other revenues	111.7	93.9	88.3	90.8	97.6
Total revenues	3,217.9	3,135.4	3,150.8	3,257.5	3,002.3
Operating costs and expenses
Company restaurants (excluding depreciation and amortization)
Cost of sales	823.0	796.0	791.3	840.2	775.1
Restaurant labor	1,059.7	1,033.9	1,017.9	1,036.0	929.2
Restaurant expenses	812.3	757.5	773.5	762.7	703.3
Company restaurant expenses	2,695.0	2,587.4	2,582.7	2,638.9	2,407.6
Depreciation and amortization	147.6	151.4	156.4	156.4	145.2
General and administrative	149.1	136.0	132.8	127.6	133.5
Other (gains) and charges	(4.5)	34.5	22.7	17.1	4.8
Total operating costs and expenses	2,987.2	2,909.3	2,894.6	2,940.0	2,691.1
Operating income	230.7	226.1	256.2	317.5	311.2
Interest expenses	61.6	59.0	49.6	32.6	29.0
Other (income), net	(2.7)	(3.1)	(1.9)	(1.5)	(2.1)
Income before provision for income taxes	171.8	170.2	208.5	286.4	284.3
Provision for income taxes	16.9	44.3	57.7	85.8	89.6
Net income	$154.9	$125.9	$150.8	$200.6	$194.7

Basic net income per share	$4.04	$2.75	$2.98	$3.47	$3.09

Diluted net income per share	$3.96	$2.72	$2.94	$3.42	$3.02

Basic weighted average shares outstanding	38.3	45.7	50.6	57.9	63.1

Diluted weighted average shares outstanding	39.1	46.3	51.2	58.7	64.4

Balance Sheet Data:
Working capital	$(244.6)	$(278.0)	$(292.0)	$(257.2)	$(233.3)
Total assets(3)	1,258.3	1,347.3	1,403.6	1,458.5	1,421.5
Long-term obligations(3)	1,206.6	1,631.3	1,461.0	1,248.4	1,091.7
Shareholders’ deficit	(778.2)	(718.3)	(493.6)	(225.6)	(90.8)
Dividends per share	$1.52	$1.52	$1.36	$1.28	$1.12

Number of Restaurants Open (End of Year):
Company-owned	1,001	997	1,003	1,001	888
Franchise	664	689	671	659	741
Total	1,665	1,686	1,674	1,660	1,629

Revenues of Franchisees(4)	$1,311.3	$1,309.4	$1,331.9	$1,348.6	$1,644.0

(1)
Fiscal 2019 reflects the impact of the adoption of the new revenue recognition accounting standard using the modified retrospective transition method. All other periods presented have not been restated. Refer to Note 1 - Nature of Operations and Summary of Significant Accounting Policies and Note 2 - Revenue Recognition in our Notes to the Consolidated Financial Statements for information regarding our adoption of the new revenue standard.

(2)	Fiscal 2016 consisted of 53 weeks while all other periods presented consisted of 52 weeks.

(3)
Debt issuance costs are presented in the Consolidated Balance Sheets as a direct deduction from the associated debt liability. Amounts presented for fiscal years prior to fiscal 2017 were reclassified from Other assets to Long-term debt to conform to the current presentation.

(4)	Revenues of Franchisees represent the gross sales reported by our franchisees. Royalty revenues recognized by us are based on these sales generated and reported to us by franchisees.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
GENERAL
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is intended to help you understand our company, our operations, and our current operating environment. For an understanding of the significant factors that influenced our performance, the MD&A should be read in conjunction with the Consolidated Financial Statements and related Notes to the Consolidated Financial Statements included in this annual report. Our MD&A consists of the following sections:

•	Overview - a general description of our business and the casual dining segment of the restaurant industry

•	Results of Operations - an analysis of the Consolidated Statements of Comprehensive Income included in the Consolidated Financial Statements

•
Liquidity and Capital Resources - an analysis of cash flows, including capital expenditures, aggregate contractual obligations, share repurchase activity, known trends that may impact liquidity, and the impact of inflation

•	Impact of Inflation - a discussion of the effect of inflation on our business

•	Off-Balance Sheet Arrangements - a discussion of the off-balance sheet arrangements entered into by us

•	Critical Accounting Estimates - a discussion of accounting policies that require critical judgments and estimates including recent accounting pronouncements

•	Quantitative and Qualitative Disclosures about Market Risk - a discussion of our exposure to market risks
The following MD&A includes a discussion comparing our results in fiscal 2019 to fiscal 2018, and should be read together with Part II, Item 6 - Selected Financial Data presented for the fiscal year ended June 26, 2019 and Part II, Item 8 - Financial Statements and Supplementary Data of our Annual Report. For a discussion comparing our results from fiscal 2018 to fiscal 2017, refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Exhibit 13 of our Annual Report on Form 10-K for the fiscal year ended June 27, 2018, filed with the SEC on August 27, 2018.
The Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States, and include the accounts of Brinker International, Inc. and our wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. We have a 52/53 week fiscal year ending on the last Wednesday in June. Fiscal years 2019, 2018 and 2017, which ended on June 26, 2019, June 27, 2018 and June 28, 2017, respectively, each contained 52 weeks. All amounts within the MD&A are presented in millions unless otherwise specified.
OVERVIEW
We are principally engaged in the ownership, operation, development, and franchising of the Chili’s® Grill & Bar (“Chili’s”) and Maggiano’s Little Italy® (“Maggiano’s”) restaurant brands. At June 26, 2019, we owned, operated, or franchised 1,665 restaurants, consisting of 1,001 Company-owned restaurants and 664 franchised restaurants, located in the United States, 29 countries and two United States territories. Our two restaurant brands, Chili’s and Maggiano’s, are both operating segments and reporting units.
We are committed to strategies and a company culture that we believe are centered on a guest experience which includes bringing back guests, growing long-term sales and profit and engaging team members. Our strategies and culture are intended to differentiate our brands from the competition, reduce the costs associated with managing our restaurants and establish a strong presence for our brands in key markets around the world.
We regularly evaluate our processes and menu at Chili’s to identify opportunities where we can improve our service quality and food. During fiscal 2018, we reduced our menu items by approximately one-third compared to fiscal 2017, and focused on our core equities of burgers, ribs, fajitas and margaritas. This initiative improved kitchen efficiency and allowed our managers and cooks to deliver our food hotter and faster to our guests. We also invested in the quality of our food. During fiscal 2019, we continued to focus on our core equities and improving guest satisfaction with our food and service by improving execution of our operations standards.
We remain competitive with a flexible platform of our value offerings at both lunch and dinner and are committed to offering consistent, quality products at a price point that is compelling to our guests. Our “3 for $10” platform allows guests to combine a starter, a non-alcoholic drink and an entrée for just $10.00 and is part of the every-day base menu. Additionally, we have continued our margarita of the month promotion that started in fiscal 2018 that features a new premium-liquor margarita every month at an every-day value price of $5.00. We believe these and other value offers are increasing guest frequency and that few of our competitors can match these offers on a consistent basis. We continue to seek opportunities to reinforce value and create interest for the Chili’s brand with new and varied offerings to further enhance sales and drive incremental traffic.
The Chili’s brand continues to leverage technology to improve convenience for our guests and to create a digital guest experience that we believe will help us engage our guests more effectively. Our loyalty database included more than 6 million active members in fiscal 2019. We further improved our marketing returns with those guests by offering targeted relevant promotions tied to individual purchase behavior. We plan to continue to expand our database and digital marketing impact in fiscal 2020. We anticipate that guest loyalty programs will be a significant part of our marketing strategy going forward. We also have put greater emphasis on improving and advertising our To Go capabilities. During fiscal 2019, Chili’s grew our To Go sales to $336.1 million. Our To Go sales were 12.3% of total Chili’s sales in the United States for fiscal 2019, driven by online sales that increased approximately 40.0% in fiscal 2019. The majority of our To Go guests now order their food through a personal computer or cellphone, and we believe online ordering will continue to be a strong sales driver in fiscal 2020.
In June 2019, we announced a partnership between Chili’s and Maggiano’s with DoorDash, a growing delivery company in the United States. In partnership with DoorDash, we leveraged technology so that DoorDash orders are sent directly into our point of sale system, creating a seamless guest experience, while providing Chili’s with a local delivery service at an economic advantage over independent restaurants and other franchised casual dining chains. We believe that guests will continue to prefer more convenience and options that allow them to eat at home, and we plan to continue investments in our digital guest experience, To Go and delivery capabilities. We expect to leverage the DoorDash partnership in fiscal 2020, along with continuing to expand our To Go business, to offer guests convenient options other than quick service and fast casual restaurants that have historically been more relevant than casual dining options for occasions when guests want a quick dining solution, but just do not feel like cooking.
We believe that improvements at our domestic Chili’s will have a significant impact on the business; however, our results will also benefit through additional contributions from Maggiano’s and our global Chili’s franchise business. In fiscal 2019, Maggiano’s opened one franchise location (in the Dallas Fort Worth International Airport). Guests are responding favorably to the new Maggiano’s location, and we intend to explore other opportunities to franchise Maggiano’s in additional airport locations. During fiscal 2019, Maggiano’s leveraged technology in the front of the house to improve the accuracy of wait-time quotes to customers, and in the back of the house to improve labor efficiencies. Additionally, in fiscal 2019, Maggiano’s brought value to our carry-out menu by offering carry-out customers the opportunity to “Double the Portion, Not the Price” by taking home a second portion of certain menu items for a reduced price. Maggiano’s guests also continue to show an increased preference for our carry-out menu and delivery service. In fiscal 2019, Maggiano’s grew its carry-out business by 17.5% compared to fiscal 2018.
Our global Chili’s franchisees continue to open new locations, including our first Chili’s restaurant in China, which opened in the fourth quarter of fiscal 2019. Our international franchisees opened 18 new restaurants in fiscal 2019. We plan to strategically pursue expansion of Chili’s internationally through development agreements with new and existing franchise partners.

RESULTS OF OPERATIONS
The following table sets forth selected operating data as a percentage of Total revenues (unless otherwise noted) for the periods indicated. All information is derived from the accompanying Consolidated Statements of Comprehensive Income:

	Fiscal Years Ended
	June 26, 2019	June 27, 2018
Revenues
Company sales	96.5%	97.0%
Franchise and other revenues	3.5%	3.0%
Total revenues	100.0%	100.0%
Operating costs and expenses
Company restaurants (excluding depreciation and amortization)
Cost of sales(1)	26.5%	26.2%
Restaurant labor(1)	34.1%	34.0%
Restaurant expenses(1)	26.2%	24.9%
Company restaurant expenses(1)	86.8%	85.1%
Depreciation and amortization	4.6%	4.8%
General and administrative	4.6%	4.3%
Other (gains) and charges	(0.1)%	1.1%
Total operating costs and expenses	92.8%	92.8%
Operating income	7.2%	7.2%
Interest expense	1.9%	1.9%
Other (income), net	0.0%	(0.1)%
Income before provision for income taxes	5.3%	5.4%
Provision for income taxes	0.5%	1.4%
Net income	4.8%	4.0%

(1)	As a percentage of Company sales
Revenues
Transition to New Revenue Recognition Accounting Standard
Effective fiscal 2019, we adopted FASB Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”), from the previous guidance ASC Topic 605, Revenue Recognition and ASC Subtopic 952-605, Franchisors - Revenue Recognition (together, “Legacy GAAP”). Our transition to ASC 606 represents a change in accounting principle. The Consolidated Financial Statements for fiscal 2019 reflect the application of ASC 606 guidance using the modified retrospective transition method, while the Consolidated Financial Statements for prior periods were prepared under Legacy GAAP. Please refer to Note 1 - Nature of Operations and Summary of Significant Accounting Policies and Note 2 - Revenue Recognition in the Consolidated Financial Statements for further details of our adoption of ASC 606 and our policies for recognition of revenues from contracts with customers.

Fiscal 2019 versus Fiscal 2018
The following is a summary of the change in Total revenues:

	Total Revenues
	Chili’s	Maggiano’s	Total Revenues
Fiscal year ended June 27, 2018 (Legacy GAAP)	$2,700.2	$435.2	$3,135.4
Change from:
Restaurant closings	(8.0)	(1.6)	(9.6)
Restaurant openings	11.1	(0.3)	10.8
Restaurant relocations	2.4	—	2.4
Comparable restaurant sales	58.8	2.3	61.1
Company sales	64.3	0.4	64.7
Franchise and other revenues(1)	17.7	0.1	17.8
Fiscal year ended June 26, 2019 (ASC 606)	$2,782.2	$435.7	$3,217.9

(1)
With the adoption of ASC 606, beginning in fiscal 2019, Franchise and other revenues was further disaggregated prospectively into Royalties and Franchise fees and other revenues. The fiscal 2018 year was not restated.

Total revenues for fiscal 2019 increased by $82.5 million, or 2.6%, compared to fiscal 2018 driven primarily by a $64.7 million, or 2.1%, increase in Company sales mostly due to a $61.1 million increase in comparable restaurant sales (refer to below table for percentage change in comparable restaurant sales for more information). Additionally Franchise and other revenues increased $17.8 million primarily related to $20.3 million of advertising fees presented gross with the adoption of ASC 606, partially offset by $2.2 million of lower retail royalty revenues. During fiscal 2018, advertising contributions of $22.6 million from franchisees were recorded net within Restaurant expenses. Royalties are also included in Franchise and other revenues, and are based on franchise sales. For fiscal 2019 our franchisees generated approximately $1,311.3 million in sales compared to $1,309.4 million in fiscal 2018.
The table below presents the percentage change in comparable restaurant sales and capacity for fiscal 2019 compared to fiscal 2018:

	Percentage Change in the Fiscal Year Ended June 26, 2019 versus June 27, 2018
	Comparable Sales(1)	Price Impact	Mix Shift(2)	Traffic	Restaurant Capacity(3)
Company-owned	2.1%	1.7%	(1.7)%	2.1%	(0.2)%
Chili’s	2.3%	1.7%	(1.7)%	2.3%	(0.1)%
Maggiano’s	0.6%	1.5%	(0.5)%	(0.4)%	(0.4)%
Chili’s franchise(4)	0.1%
United States	2.0%
International	(3.0)%
Chili’s domestic(5)	2.2%
System-wide(6)	1.5%

(1)	Comparable restaurant sales include all restaurants that have been in operation for more than 18 months. Amounts are calculated based on comparable current period versus same period a year ago.

(2)	Mix-shift is calculated as the year-over-year percentage change in Company sales resulting from the change in menu items ordered by guests.

(3)	Restaurant capacity is measured by sales weeks. Amounts are calculated based on comparable 52 weeks in each fiscal year.

(4)
Chili’s franchise sales generated by franchisees are not included in revenues in the Consolidated Statements of Comprehensive Income; however, we generate royalty revenues and advertising fees based on franchisee revenues, where applicable. We believe including franchise comparable restaurant sales provides investors information regarding brand performance that is relevant to current operations.

(5)	Chili’s domestic comparable restaurant sales percentages are derived from sales generated by company-owned and franchise operated Chili’s restaurants in the United States.

(6)
System-wide comparable restaurant sales are derived from sales generated by company-owned Chili’s and Maggiano’s restaurants in addition to the sales generated at franchise-operated Chili’s restaurants.

Refer to Segment Results section for further discussion of our Chili’s and Maggiano’s segments below.
Costs and Expenses
Fiscal 2019 versus Fiscal 2018

	Fiscal Years Ended				(Favorable) Unfavorable Variance
	June 26, 2019		June 27, 2018
	Dollars	% of Company Sales	Dollars	% of Company Sales	Dollars	% of Company Sales
Cost of sales	$823.0	26.5%	$796.0	26.2%	$27.0	0.3%
Restaurant labor	1,059.7	34.1%	1,033.9	34.0%	25.8	0.1%
Restaurant expenses	812.3	26.2%	757.5	24.9%	54.8	1.3%
Depreciation and amortization	147.6		151.4		(3.8)
General and administrative	149.1		136.0		13.1
Other (gains) and charges	(4.5)		34.5		(39.0)
Interest expense	61.6		59.0		2.6
Other (income), net	(2.7)		(3.1)		0.4
Cost of sales as a percentage of Company sales increased 0.3% in fiscal 2019 as compared to fiscal 2018 primarily due to 0.5% of unfavorable menu mix and 0.2% of unfavorable commodity pricing primarily related to produce, partially offset by 0.4% of increased menu pricing.
Restaurant labor as a percentage of Company sales increased 0.1% in fiscal 2019 as compared to fiscal 2018 primarily due to 0.5% of higher hourly wages, partially offset by 0.3% of incremental sales leverage and 0.1% of lower manager expenses.
Restaurant expenses as a percentage of Company sales increased 1.3% in fiscal 2019 as compared to fiscal 2018 primarily due to 1.0% of higher rent expenses primarily associated with the new operating leases entered into during fiscal 2019 as part of the sale leaseback transactions, 0.6% of higher advertising and marketing related expenses from the impact of adopting ASC 606, and 0.2% of higher To Go supply costs. These increases were partially offset by 0.5% of sales leverage.
Depreciation and amortization decreased $3.8 million, or 2.5%, in fiscal 2019 as compared to fiscal 2018 primarily due to a decrease of $22.1 million related to fully depreciated assets and restaurant closures, and $7.6 million from the reduction of restaurants assets sold as part of the sale leaseback transactions. These decreases were partially offset by $24.1 million of additions for existing restaurants primarily related to Chili’s remodels and $1.8 million of new restaurant additions.

General and administrative expenses increased $13.1 million, or 9.6%, in fiscal 2019 as compared to fiscal 2018 as follows:

General and Administrative
Fiscal year ended June 27, 2018	$136.0
Change from:
Performance-based compensation	7.6
Legal and professional fees	2.2
Stock-based compensation	1.9
Payroll-related expenses	0.9
Other	0.5
Fiscal year ended June 26, 2019	$149.1
Other (gains) and charges during fiscal 2018 and 2019 primarily included the transactions below, refer to Note 5 - Other Gains and Charges in the Consolidated Financial Statements for further composition and details:

•
Sale leaseback (gain), net of transaction charges during fiscal 2019 included gains of $35.2 million, less transaction costs of $7.9 million related to professional services, legal and accounting fees.

•	(Gain) on sale of assets, net during fiscal 2019 primarily included $5.8 million for the net gain recognized on the sale of the owned-portion of our previous corporate headquarters building.

•
Property damages, net of (insurance recoveries) during fiscal 2018 of $5.1 million primarily included expenses associated with Hurricanes Harvey and Irma primarily related to employee relief payments and inventory spoilage.

•
Restaurant impairment charges during fiscal 2019 included $10.8 million primarily related to the long-lived assets and reacquired franchise rights of 11 underperforming Chili’s restaurants. During fiscal 2018, Restaurant impairment charges totaling $10.9 million primarily included charges of $7.2 million associated with the closure of nine Canadian Chili’s restaurants, and $3.7 million related to other restaurant impairment charges.

•
Remodel-related costs during fiscal 2019 totaled $7.7 million and were related to write-offs associated with the Chili’s remodel project. During fiscal 2018 Remodel-related costs of $1.5 million were written-off.

•
Corporate headquarters relocation charges during fiscal 2019 of $5.3 million included lease reserve and other closure costs associated with the leased portion of our previous corporate headquarters location, in addition to moving and certain readiness costs of transition to the new corporate headquarters location during fiscal 2019.

•
Restaurant closure charges during fiscal 2019 were $4.3 million which primarily related to Chili’s lease termination charges and certain Chili’s restaurant closure costs. During fiscal 2018, Restaurant closure charges of $7.5 million primarily included expenses of $4.6 million associated with the Canada closures and related lease termination charges, $1.8 million in lease termination expenses related to sublet Macaroni Grill locations. Additionally, during fiscal 2018 we recorded $1.1 million primarily related to lease termination charges and closure costs associated with certain Chili’s restaurants closed during fiscal 2018.

Interest expense increased $2.6 million, or 4.4%, in fiscal 2019 as compared to fiscal 2018 consisting of higher average borrowing balances and a higher interest rate on our revolving credit facility in fiscal 2019, partially offset by the matured $250.0 million 2.60% notes that were repaid using the revolving credit facility in the fourth quarter of fiscal 2018.

Other (income), net was unfavorable $0.4 million, or 12.9%, in fiscal 2019 as compared to fiscal 2018 due to a $0.4 million decrease in sub-lease income. Other (income), net during fiscal 2019 and fiscal 2018 includes $1.5 million and $1.9 million, respectively, of sublease income primarily from franchisees as part of their respective lease agreements, as well as other subtenants.
Segment Results
Fiscal 2019 versus Fiscal 2018
Chili’s Segment

	Fiscal Years Ended		Favorable (Unfavorable) Variance
	June 26, 2019	June 27, 2018
	ASC 606	Legacy GAAP
Company sales	$2,692.6	$2,628.3	$64.3
Franchise and other revenues(1)	89.6	71.9	17.7
Total revenues	2,782.2	2,700.2	82.0

Company restaurant expenses(2)(3)	2,329.6	2,224.0	(105.6)
Depreciation and amortization	120.1	125.0	4.9
General and administrative	38.7	39.6	0.9
Other gains and charges	(6.4)	24.5	30.9
Total operating costs and expenses	2,482.0	2,413.1	(68.9)

Operating income	$300.2	$287.1	$13.1

Operating income as a percentage of Total revenues	10.8%	10.6%	0.2%

(1)
With the adoption of ASC 606, beginning in fiscal 2019, Franchise and other revenues was further disaggregated prospectively into Royalties and Franchise fees and other revenues. The fiscal 2018 year was not restated.

(2)
Advertising contributions received from franchisees are recorded within Franchise fees and other revenues within Total revenues, which differs from fiscal 2018 that includes advertising contributions recorded net within Company restaurant expenses.

(3)	Company restaurant expenses include Cost of sales, Restaurant labor, and Restaurant expenses, including advertising.
Chili’s Operating income, as a percentage of Total revenues, increased 0.2% in fiscal 2019 as compared to fiscal 2018 primarily related to the decrease in Other gains and charges, partially offset by the increase in Company restaurant expenses. Chili’s Total revenues for fiscal 2019 increased by $82.0 million, or 3.0%, compared to fiscal 2018, refer to “Revenues” section above for more details.
Company restaurant expenses for Chili’s, as a percentage of Company sales, increased 1.9% in fiscal 2019 as compared to fiscal 2018, primarily due to 1.4% of higher rent expenses associated primarily with the new operating leases entered into during fiscal 2019 as part of the sale leaseback transactions, 0.7% of unfavorable menu mix, 0.7% of higher advertising and marketing related expenses from the impact of adopting ASC 606, 0.6% of higher hourly wages, 0.3% of higher To Go supply costs, and 0.2% of unfavorable commodity pricing primarily related to produce. These increases were partially offset by 1.0% of incremental sales leverage, 0.5% of increased menu pricing impact on cost of sales, 0.3% of lower expenditures for advertising and marketing related expenses compared to prior year, and 1% of other favorable Company restaurant expenses.
Other gains and charges for Chili’s during fiscal 2019 primarily included gains of $26.8 million related to 151 sale leaseback transactions, $1.1 million on the gain on sale of land, $0.8 million foreign currency transaction gain and a

$0.7 million gain related to net insurance recoveries from property damage claims. These gains were partially offset by charges of $10.8 million related to restaurant impairments, $7.7 million of Chili’s remodel write-offs, $4.0 million in charges related to restaurant closure expenses, and $0.5 million in other net charges.
Other gains and charges for Chili’s during fiscal 2018 primarily included restaurant impairment charges and restaurant closure charges of $7.2 million and $4.6 million, respectively, related to nine underperforming Canadian Chili’s restaurants closed in fiscal 2018, $4.6 million of property damages, net of insurance recoveries primarily related to Hurricanes Harvey and Irma, restaurant impairment charges of $2.7 million related to certain underperforming restaurants, $1.9 million of sale leaseback transaction fees, $1.5 million of Chili’s remodel write-offs, $1.5 million of restaurant closure charges, and $0.4 million of other net charges.
Depreciation and amortization expenses for Chili’s decreased $4.9 million, or 3.9%, in fiscal 2019 as compared to fiscal 2018 primarily due to a decrease of $18.9 million related to fully depreciated assets and restaurant closures, and $5.1 million in reduced depreciation from the sale of assets in connection with the sale leaseback transactions. These decreases were partially offset by $17.6 million of additions for existing restaurants primarily related to the Chili’s remodels and $1.8 million of new restaurants additions.
General and administrative expenses for Chili’s decreased $0.9 million, or 2.3%, in fiscal 2019 as compared to fiscal 2018 primarily due to $1.4 million decrease in stock-based compensation expenses, $1.0 million in lower research and development expenses, and $0.3 million of lower payroll costs. These decreases were partially offset by an increase of $1.9 million in performance-based compensation expenses.
Maggiano’s Segment

	Fiscal Years Ended		Favorable (Unfavorable) Variance
	June 26, 2019	June 27, 2018
	ASC 606	Legacy GAAP
Company sales	$413.6	$413.2	$0.4
Franchise and other revenues(1)	22.1	22.0	0.1
Total revenues	435.7	435.2	0.5

Company restaurant expenses(2)	364.8	362.8	(2.0)
Depreciation and amortization	16.2	15.9	(0.3)
General and administrative	6.1	5.5	(0.6)
Other gains and charges	1.0	1.1	0.1
Total operating costs and expenses	388.1	385.3	(2.8)

Operating income	$47.6	$49.9	$(2.3)

Operating income as a percentage of Total revenues	10.9%	11.4%	(0.5)%

(1)
With the adoption of ASC 606, beginning in fiscal 2019, Franchise and other revenues was further disaggregated prospectively into Royalties and Franchise fees and other revenues. The fiscal 2018 year was not restated.

(2)	Company restaurant expenses includes Cost of sales, Restaurant labor, and Restaurant expenses, including advertising expenses.
Maggiano’s Operating income, as a percentage of Total revenues, decreased 0.5% in fiscal 2019 as compared to fiscal 2018 primarily related to an increase in Company restaurant expenses, as a percentage of sales. Maggiano’s Total revenues for fiscal 2019 increased by $0.5 million, or 0.1%, compared to fiscal 2018, refer to “Revenues” section above for more details.
Company restaurant expenses for Maggiano’s, as a percentage of Company sales, increased 0.4% in fiscal 2019 as compared to fiscal 2018, primarily due to 0.7% of higher rent and property tax expenses (including the new operating lease entered into during fiscal 2019 as part of the sale leaseback transaction), 0.2% of unfavorable commodity pricing primarily related to produce, 0.2% of higher hourly wage rates, and 0.1% of higher To Go supply costs. These increases were primarily offset by 0.3% of increased menu pricing impact on cost of sales, 0.1% of favorable menu mix, 0.2% of lower manager expenses, 0.1% of sales leverage and 0.1% of favorable net other Company restaurant expenses.
Income Taxes
Fiscal 2019 versus Fiscal 2018

	Fiscal Years Ended
	June 26, 2019	June 27, 2018	Change
Effective income tax rate	9.8%	26.0%	(16.2)%
The effective income tax rate in fiscal 2019 decreased compared to fiscal 2018 which included the impact of the Tax Cuts and Jobs Act of 2017 (the “Tax Act”) that was enacted on December 22, 2017 in the second quarter of fiscal 2018. The Tax Act lowered the federal statutory tax rate from 35.0% to 21.0% effective January 1, 2018.
Our fiscal 2019 effective income tax rate includes a full year impact of the 21.0% lower federal statutory tax rate, and was further lowered due to an increase in the FICA tax credit benefit, partially offset by the impact of the taxable gain related to the sale leaseback transactions. During fiscal 2019, the sale leaseback transactions, as described in Note 3 - Sale Leaseback Transactions in the Consolidated Financial Statements, resulted in tax expenses of $78.6 million, which were paid in full during fiscal 2019.
Our federal statutory tax rate for fiscal 2018 was 28.1%, representing a blended tax rate for the fiscal year based on the number of days in the fiscal year before and after the effective date. Our fiscal 2018 effective income tax rate included the blended partial-year positive impact of lowering the federal statutory tax rate, partially offset by the negative impact of the $8.2 million revaluation of the Company’s deferred tax accounts pursuant to the Tax Act. In accordance with ASC 740, we re-measured our deferred tax accounts as of the enactment date using the new federal statutory tax rate and recognized the change as a discrete item in the Provision of income taxes.
LIQUIDITY AND CAPITAL RESOURCES
Cash Flows
Cash Flows from Operating Activities

	Fiscal Years Ended
	June 26, 2019	June 27, 2018
Net cash provided by operating activities	$212.7	$284.5
During fiscal 2019, net cash flow provided by operating activities decreased $71.8 million compared to fiscal 2018 primarily due to tax on the sale leaseback transactions gain paid of $78.6 million during fiscal 2019.

Cash Flows from Investing Activities

	Fiscal Years Ended
	June 26, 2019	June 27, 2018
Cash flows from investing activities
Payments for property and equipment	$(167.6)	$(101.3)
Payments for franchise restaurant acquisitions	(3.1)	—
Proceeds from sale of assets	1.6	19.9
Insurance recoveries	1.7	1.7
Proceeds from note receivable	2.8	1.9
Proceeds from sale leaseback transactions, net of related expenses	485.9	—
Net cash provided by (used in) investing activities	$321.3	$(77.8)
During fiscal 2019, net cash provided by investing activities increased $399.1 million compared to the net cash used in fiscal 2018 primarily due to $485.9 million of net cash proceeds received from the sale leaseback transactions during fiscal 2019, partially offset by a $66.3 million increase in capital expenditures primarily related to the Chili’s remodel program and new corporate headquarters.
Cash Flows from Financing Activities

	Fiscal Years Ended
	June 26, 2019	June 27, 2018
Cash flows from financing activities
Borrowings on revolving credit facility	$853.0	$1,016.0
Payments on revolving credit facility	(1,150.0)	(588.0)
Purchases of treasury stock	(167.7)	(303.2)
Payments on long-term debt	(9.5)	(260.3)
Payments of dividends	(60.3)	(70.0)
Proceeds from issuances of treasury stock	3.0	2.3
Payments for debt issuance costs	—	(1.6)
Net cash used in financing activities	$(531.5)	$(204.8)
During fiscal 2019, net cash used in financing activities increased $326.7 million compared to fiscal 2018 primarily due to $725.0 million of net repayment activity on the revolving credit facility during fiscal 2019, partially offset by a $250.8 million decrease in payments on long-term debt, a $135.5 million decrease in share repurchases and a $9.7 million decrease in dividends paid.
Net repayments of $297.0 million were made during fiscal 2019 on the $1.0 billion revolving credit facility primarily from proceeds received from the sale leaseback transactions, partially offset by borrowings for share repurchases. As of June 26, 2019, $523.3 million was outstanding under the revolving credit facility. Subsequent to the end of the fiscal year, net borrowings of $8.0 million were drawn on the revolving credit facility.
Our $1.0 billion revolving credit facility generally bears interest of LIBOR plus an applicable margin, which is a function of our credit rating and debt to cash flow ratio, but is subject to a maximum of LIBOR plus 2.00%. In the fourth quarter of fiscal 2018, an amendment to the revolving credit facility was executed to provide the ability to complete certain sale-leaseback transactions. For a period of 180 days following the fiscal 2018 amendment to the revolving credit facility that occurred in May 2018, we paid interest at a rate of LIBOR plus 1.70%. Effective October 2018, we resumed paying interest at a rate of LIBOR plus 1.38% for a total of 3.78%. One month LIBOR at June 26, 2019 was approximately 2.40%. As of June 26, 2019, $476.7 million of credit was available under the revolving credit facility. As of June 26, 2019, we are in compliance with all financial covenants.

In August 2018, our Board of Directors authorized a $300.0 million increase to our existing share repurchase program resulting in total authorizations of $4.9 billion. During the fiscal year ended June 26, 2019, we repurchased 3.6 million shares of our common stock for $167.7 million. Subsequent to the end of the fiscal year, we repurchased approximately 0.3 million shares of our common stock for $10.0 million. Our stock repurchase plan has been and will be used to return capital to shareholders and to minimize the dilutive impact of stock options and other share-based awards. Repurchased shares are reflected as an increase in Treasury stock within Shareholders’ deficit in the Consolidated Balance Sheets.
During fiscal 2019 we paid dividends of $60.3 million to common stock shareholders, compared to $70.0 million in fiscal 2018. We also declared a quarterly dividend on April 29, 2019, that was paid subsequent to fiscal 2019, on June 27, 2019, in the amount of $0.38 per share. A dividend accrual of $14.2 million was included in Other accrued liabilities in the Consolidated Balance Sheets as of June 26, 2019 related to this dividend. Subsequent to the end of fiscal 2019, on August 12, 2019, our Board of Directors declared a quarterly dividend of $0.38 per share to be paid on September 26, 2019 to shareholders of record as of September 6, 2019.
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
Chili’s Restaurant Acquisitions
From time to time we have purchased restaurants from our franchisees in order to support our growth objectives in certain markets. During the fiscal year ended June 26, 2019, we purchased three restaurants previously owned and operated by our franchisees. In the fourth quarter of fiscal 2019, we executed a letter of intent to acquire 116 Chili’s restaurants owned by ERJ Dining, a franchisee, located in the Midwest United States. The closing of this transaction is expected to occur in the first quarter of fiscal 2020. We plan to integrate the acquired restaurants into our Chili’s operations structure. The purchase price will be funded with availability under our existing revolving credit facility. The results of operations of these restaurants are expected to be included in the consolidated financial statements from the date of acquisition beginning in fiscal 2020. The acquired restaurants are expected to generate approximately $300.0 million of annualized revenues which will be partially offset by the loss of average annualized royalty and advertising revenues of approximately $22.0 million. We are in the process of evaluating the fair value of the assets and liabilities to be acquired through internal studies and third-party valuations and expect to complete a preliminary purchase price allocation in the first quarter of fiscal 2020. This acquisition represents an opportunity to create value for our shareholders and generate additional earnings and cash flow growth. We remain committed to supporting the growth of our existing franchisees.

Future Commitments and Contractual Obligations
Payments due under our contractual obligations for outstanding indebtedness, leases, and purchase obligations as defined by the Securities and Exchange Commission (“SEC”) as of June 26, 2019 are as follows:

	Payments Due by Period
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Long-term debt(1)	$—	$523.3	$300.0	$350.0	$1,173.3
Interest(2)	51.4	62.4	46.6	8.8	169.2
Capital leases	12.3	18.3	12.7	17.4	60.7
Operating leases	156.8	303.1	265.3	771.7	1,496.9
Purchase obligations(3)	31.6	55.0	29.2	26.7	142.5

(1)
Long-term debt consists of principal amounts owed on the revolving credit facility, 3.875% and 5.00% notes. As of June 26, 2019, $476.7 million of credit is available under the revolving credit facility.

(2)
Interest consists of remaining interest payments on the 3.875% and 5.00% notes totaling $142.8 million and remaining interest payments on the revolver totaling $26.4 million. The interest rates on the notes are fixed whereas the interest rate on the revolver is variable based on LIBOR and our applicable margin. We have assumed that the revolver balance carried will be $589.0 million in fiscal 2020 and $524.3 million in fiscal 2021 until the maturity date of September 12, 2021 using the interest rate as of June 26, 2019, which was approximately 3.78%. LIBOR is set to terminate in December 2021, however our revolver will expire before this date and we anticipate any new financings will be at the applicable interest rates.

(3)
Purchase obligations are defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase obligations primarily consist of long-term obligations for the purchase of fountain beverages and professional services contracts and exclude agreements that are cancelable without significant penalty.

In addition to the amounts shown in the table above, $2.1 million of unrecognized tax benefits have been recorded as liabilities. The timing and amounts of future cash payments related to these liabilities are uncertain.
Expiration of the revolving credit facility amounts available as of June 26, 2019 are as follows:

	Amount of Revolving Credit Facility Expiration by Period
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total Commitment
Revolving credit facility	$110.0	$890.0	$—	$—	$1,000.0
The $110.0 million portion of the revolving credit facility is due in March 2020. As of June 26, 2019, there are no borrowings against this current portion of the revolver.
Although not a contractual obligation, we expect to incur additional costs, and are a defendant in a lawsuit related to the fiscal 2018 cyber security incident. We maintain insurance for this type of incident, and anticipate future costs to be reimbursable under our coverage, refer to Note 15 - Commitments and Contingencies for more details.
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

OFF-BALANCE SHEET ARRANGEMENTS
We have obligations for guarantees on certain lease agreements and letters of credit as disclosed in Note 15 - Commitments and Contingencies in the Consolidated Financial Statements included in this report. Other than these items, we do not have any off-balance sheet arrangements.
CRITICAL ACCOUNTING ESTIMATES
Our significant accounting policies are disclosed in Note 1 - Nature of Operations and Summary of Significant Accounting Policies in the Consolidated Financial Statements. The following discussion addresses our most critical accounting estimates, which are those that are most important to the portrayal of our financial condition and results, and that require significant judgment.
Stock-Based Compensation
We measure and recognize compensation expenses for our performance awards granted that contain a company-specific performance condition at the grant date fair value of the awards that are expected to vest based on management’s periodic estimates. Management’s estimates require highly judgmental assumptions regarding our future operating performance and could result in estimates of compensation expenses that vary significantly over the vesting period. Changes in estimates of compensation expenses are recognized as an adjustment in the period of the change, as appropriate.
We determine the fair value of our stock option awards using the Black-Scholes option valuation model. The Black-Scholes model requires judgmental assumptions including expected life and stock price volatility. We base our expected life assumptions on historical experience regarding option life. Stock price volatility is calculated based on historical prices and the expected life of the options.
We recognize compensation expenses for only the portion of share-based awards that are expected to vest. Therefore, we apply estimated forfeiture rates that are derived from our historical forfeitures of similar awards.
Income Taxes
We make certain estimates and judgments in the calculation of tax expenses and the resulting tax liabilities and in the recoverability of deferred tax assets that arise from temporary differences between the tax and financial statement recognition of revenues and expenses. When considered necessary, we record a valuation allowance to reduce deferred tax assets to a balance that is more likely than not to be recognized. We use an estimate of our annual effective tax rate at each interim period based on the facts and circumstances available at that time while the actual effective tax rate is calculated at year-end.
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
We record a liability for unrecognized tax benefits resulting from tax positions taken, or expected to be taken, in an income tax return. We recognize any interest and penalties related to unrecognized tax benefits in income tax expenses. Significant judgment is required in assessing, among other things, the timing and amounts of deductible and taxable items. Tax reserves are evaluated and adjusted as appropriate, while taking into account the progress of audits of various taxing jurisdictions.
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
Impairment of Goodwill
We assess the recoverability of goodwill related to our restaurant brands on an annual basis or more often if circumstances or events indicate impairment may exist. We consider our restaurants brands, Chili’s and Maggiano’s, to be both our operating segments and reporting units. We compare the fair value of our reporting units to their carrying value. If the fair value exceeds the carrying value then the goodwill balance is not impaired and no further analysis is required. If the carrying value of the reporting unit exceeds its fair value then the impairment will be measured as the difference between the carrying value and fair value of the reporting unit in accordance with ASU 2017-04 which we adopted effective fiscal 2019. This ASU simplified the calculation of the amount of impairment loss by eliminating the requirement in previous guidance to perform a second fair value allocation as if the unit were being acquired in a business combination in order to calculate an implied goodwill value which would then be used to determine the amount of impairment loss, if any.
We determine fair value based on a combination of market-based values and discounted projected future operating cash flows of the reporting units using a risk adjusted discount rate that is commensurate with the risk inherent in our current business model. We make assumptions regarding future profits and cash flows, expected growth rates, terminal values and other factors which could significantly impact the fair value calculations. In the event that these assumptions change in the future, we may be required to record impairment charges related to goodwill. The fair values of our reporting units were substantially in excess of the carrying values as of our fiscal 2019 goodwill impairment tests that were performed at the end of the second quarter. No indicators of impairment were identified from the date of our impairment test through the end of fiscal 2019.
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
Gift Card Revenues
Proceeds from the sale of gift cards are recorded as deferred revenues and recognized as revenues when the gift card is redeemed by the holder. Breakage income represents the value associated with the portion of gift cards sold that will most likely never be redeemed. Effective fiscal 2019, with the adoption of ASC 606, breakage revenues are recognized proportionate to the pattern of related gift card redemptions. Before fiscal 2019, based on our historical gift card redemption patterns and considering our gift cards did not have expiration dates or dormancy fees, we reasonably estimated the amount of gift card balances for which redemption was remote and recorded breakage income based on this estimate. We recognize breakage income within the franchise and other revenues caption in the Consolidated Statements of Comprehensive Income.

We update our breakage rate estimate periodically and, if necessary, adjust the deferred revenues balance accordingly. If actual redemption patterns vary from our estimate, actual gift card breakage income may differ from the amounts recorded. Changing our breakage-rate assumption used to record fiscal 2019 breakage by 25 basis points would result in an impact to the consolidated statement of comprehensive income of approximately $0.5 million.
Effect of New Accounting Standards
The impact of new accounting pronouncements can be found at Note 18 - Effect of New Accounting Standards in the Consolidated Financial Statements.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
This market risk discussion contains forward-looking statements. Actual results may differ materially from this discussion based upon general market conditions and changes in domestic and global financial markets.
Interest Rate Risk
We are exposed to interest rate risk on short-term and long-term financial instruments carrying variable interest rates. The variable rate financial instruments consist of the outstanding borrowings on our revolving credit facility. At June 26, 2019, $523.3 million was outstanding under the revolving credit facility. The impact on our annual results of operations of a one-point interest rate change on the outstanding balance of these variable rate financial instruments as of June 26, 2019 would be approximately $5.2 million.
Commodity Price Risk
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
Impact of Inflation
We believe that our results of operations are not materially impacted by moderate changes in the inflation rate. Inflation did not have a material impact on our operations in fiscal 2019, 2018 or 2017. However, severe increases in inflation could affect the United States or global economies and have an adverse impact on our business, financial condition and results of operations. If several of the various costs in our business experience inflation at the same time, such as commodity price increases beyond our ability to control and increased labor costs, we may not be able to adjust prices to sufficiently offset the effect of the various cost increases without negatively impacting consumer demand.

BRINKER INTERNATIONAL, INC.
Consolidated Statements of Comprehensive Income
(In millions, except per share amounts)

	Fiscal Years Ended
	June 26, 2019	June 27, 2018	June 28, 2017
Revenues
Company sales	$3,106.2	$3,041.5	$3,062.5
Franchise and other revenues (Note1)	111.7	93.9	88.3
Total revenues	3,217.9	3,135.4	3,150.8
Operating costs and expenses
Company restaurants (excluding depreciation and amortization)
Cost of sales	823.0	796.0	791.3
Restaurant labor	1,059.7	1,033.9	1,017.9
Restaurant expenses (Note1)	812.3	757.5	773.5
Company restaurant expenses	2,695.0	2,587.4	2,582.7
Depreciation and amortization	147.6	151.4	156.4
General and administrative	149.1	136.0	132.8
Other (gains) and charges	(4.5)	34.5	22.7
Total operating costs and expenses	2,987.2	2,909.3	2,894.6
Operating income	230.7	226.1	256.2
Interest expense	61.6	59.0	49.6
Other (income), net	(2.7)	(3.1)	(1.9)
Income before provision for income taxes	171.8	170.2	208.5
Provision for income taxes	16.9	44.3	57.7
Net income	$154.9	$125.9	$150.8

Basic net income per share	$4.04	$2.75	$2.98

Diluted net income per share	$3.96	$2.72	$2.94

Basic weighted average shares outstanding	38.3	45.7	50.6

Diluted weighted average shares outstanding	39.1	46.3	51.2

Other comprehensive income (loss)
Foreign currency translation adjustment	$0.2	$0.2	$(0.3)
Other comprehensive income (loss)	0.2	0.2	(0.3)
Comprehensive income	$155.1	$126.1	$150.5

See accompanying Notes to the Consolidated Financial Statements.

BRINKER INTERNATIONAL, INC.
Consolidated Balance Sheets
(In millions, except per share amounts)

	June 26, 2019	June 27, 2018
ASSETS
Current assets
Cash and cash equivalents	$13.4	$10.9
Accounts receivable, net	55.0	53.7
Inventories	23.2	24.2
Restaurant supplies	47.1	46.7
Prepaid expenses	23.7	20.8
Income taxes receivable, net	14.6	—
Total current assets	177.0	156.3
Property and equipment, at cost
Land	33.4	154.0
Buildings and leasehold improvements	1,454.6	1,673.3
Furniture and equipment	757.5	722.0
Construction-in-progress	19.2	22.1
	2,264.7	2,571.4
Less accumulated depreciation and amortization	(1,509.6)	(1,632.5)
Net property and equipment	755.1	938.9
Other assets
Goodwill	165.5	163.8
Deferred income taxes, net	112.0	33.6
Intangibles, net	22.3	24.0
Other	26.4	30.7
Total other assets	326.2	252.1
Total assets	$1,258.3	$1,347.3
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Current installments of long-term debt	$9.7	$7.1
Accounts payable	97.5	104.7
Gift card liability	100.9	119.1
Accrued payroll	82.1	74.5
Other accrued liabilities	131.4	127.2
Income taxes payable, net	—	1.7
Total current liabilities	421.6	434.3
Long-term debt, less current installments	1,206.6	1,499.6
Deferred gain on sale leaseback transactions	255.3	—
Other liabilities	153.0	131.7
Commitments and contingencies (Note 10 and Note 15)
Shareholders’ deficit
Common stock (250.0 million authorized shares; $0.10 par value; 176.2 million shares issued and 37.5 million shares outstanding at June 26, 2019, and 176.2 million shares issued and 40.8 million shares outstanding at June 27, 2018)	17.6	17.6
Additional paid-in capital	522.0	511.6
Accumulated other comprehensive loss	(5.6)	(5.8)
Retained earnings	2,771.2	2,683.0
	3,305.2	3,206.4
Less treasury stock, at cost (138.7 million shares at June 26, 2019, and 135.4 million shares at June 27, 2018)	(4,083.4)	(3,924.7)
Total shareholders’ deficit	(778.2)	(718.3)
Total liabilities and shareholders’ deficit	$1,258.3	$1,347.3

See accompanying Notes to the Consolidated Financial Statements.

BRINKER INTERNATIONAL, INC.
Consolidated Statements of Cash Flows
(In millions)

	Fiscal Years Ended
	June 26, 2019	June 27, 2018	June 28, 2017
Cash flows from operating activities
Net income	$154.9	$125.9	$150.8
Adjustments to reconcile Net income to Net cash provided by operating activities:
Depreciation and amortization	147.6	151.4	156.4
Stock-based compensation	16.4	14.2	14.5
Restructure charges and other impairments	26.5	21.7	14.4
Net (gain) loss on disposal of assets	(33.1)	1.6	(0.4)
Undistributed loss on equity investments	—	0.3	—
Other	3.0	3.1	3.0
Changes in assets and liabilities:
Accounts receivable, net	(3.0)	(3.3)	3.5
Inventories	1.0	—	—
Restaurant supplies	(0.6)	(1.2)	(1.5)
Prepaid expenses	(3.0)	(1.7)	(0.7)
Deferred income taxes, net	(75.8)	3.4	(22.7)
Other assets	0.9	0.3	0.3
Accounts payable	(4.1)	1.6	3.0
Gift card liability	(10.1)	(7.3)	4.2
Accrued payroll	6.8	4.2	(0.7)
Other accrued liabilities	(7.7)	(6.8)	(5.8)
Current income taxes	(12.7)	(14.9)	(7.7)
Other liabilities	5.7	(8.0)	4.5
Net cash provided by operating activities	212.7	284.5	315.1
Cash flows from investing activities
Payments for property and equipment	(167.6)	(101.3)	(102.6)
Payments for franchise restaurant acquisitions	(3.1)	—	—
Proceeds from sale of assets	1.6	19.9	3.2
Proceeds from note receivable	2.8	1.9	—
Insurance recoveries	1.7	1.7	—
Proceeds from sale leaseback transactions, net of related expenses	485.9	—	—
Net cash provided by (used in) investing activities	321.3	(77.8)	(99.4)
Cash flows from financing activities
Borrowings on revolving credit facility	853.0	1,016.0	250.0
Payments on revolving credit facility	(1,150.0)	(588.0)	(388.0)
Purchases of treasury stock	(167.7)	(303.2)	(370.9)
Payments of dividends	(60.3)	(70.0)	(70.8)
Payments on long-term debt	(9.5)	(260.3)	(3.8)
Proceeds from issuances of treasury stock	3.0	2.3	5.6
Payments for debt issuance costs	—	(1.6)	(10.2)
Proceeds from issuance of long-term debt	—	—	350.0
Net cash used in financing activities	(531.5)	(204.8)	(238.1)
Net change in cash and cash equivalents	2.5	1.9	(22.4)
Cash and cash equivalents at beginning of period	10.9	9.0	31.4
Cash and cash equivalents at end of period	$13.4	$10.9	$9.0

See accompanying Notes to the Consolidated Financial Statements.

BRINKER INTERNATIONAL, INC.
Consolidated Statements of Shareholders’ Deficit
(In millions)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive (Loss) Income	Total
	Shares	Amount
Balances at June 29, 2016	55.4	$17.6	$495.1	$2,545.8	$(3,272.4)	$(11.6)	$(225.5)
Net income	—	—	—	150.8	—	—	150.8
Other comprehensive loss	—	—	—	—	—	(0.3)	(0.3)
Dividends ($1.36 per share)	—	—	—	(69.5)	—	—	(69.5)
Stock-based compensation	—	—	14.5	—	—	—	14.5
Purchases of treasury stock	(7.5)	—	(1.8)	—	(369.1)	—	(370.9)
Issuances of common stock	0.5	—	(7.4)	—	13.0	—	5.6
Excess tax benefit from stock-based compensation	—	—	1.7	—	—	—	1.7
Balances at June 28, 2017	48.4	17.6	502.1	2,627.1	(3,628.5)	(11.9)	(493.6)
Net income	—	—	—	125.9	—	—	125.9
Other comprehensive income	—	—	—	—	—	0.2	0.2
Dividends ($1.52 per share)	—	—	—	(70.0)	—	—	(70.0)
Stock-based compensation	—	—	14.2	—	—	—	14.2
Purchases of treasury stock	(7.9)	—	(0.2)	—	(303.0)	—	(303.2)
Issuances of common stock	0.3	—	(4.5)	—	6.8	—	2.3
Disposition of equity method investment	—	—	—	—	—	5.9	5.9
Balances at June 27, 2018	40.8	17.6	511.6	2,683.0	(3,924.7)	(5.8)	(718.3)
Adoption of new accounting standards	—	—	—	(7.4)	—	—	(7.4)
Net income	—	—	—	154.9	—	—	154.9
Other comprehensive income	—	—	—	—	—	0.2	0.2
Dividends ($1.52 per share)	—	—	—	(59.3)	—	—	(59.3)
Stock-based compensation	—	—	16.4	—	—	—	16.4
Purchases of treasury stock	(3.6)	—	(0.6)	—	(167.1)	—	(167.7)
Issuances of common stock	0.3	—	(5.4)	—	8.4	—	3.0
Balances at June 26, 2019	37.5	$17.6	$522.0	$2,771.2	$(4,083.4)	$(5.6)	$(778.2)

See accompanying Notes to the Consolidated Financial Statements.

BRINKER INTERNATIONAL, INC.
Notes to the Consolidated Financial Statements

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations
We are principally engaged in the ownership, operation, development, and franchising of the Chili’s® Grill & Bar (“Chili’s”) and Maggiano’s Little Italy® (“Maggiano’s”) restaurant brands. At June 26, 2019, we owned, operated, or franchised 1,665 restaurants, consisting of 1,001 Company-owned restaurants and 664 franchised restaurants, located in the United States, 29 countries and two United States territories.
Basis of Presentation
The Consolidated Financial Statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission, and include the accounts of Brinker International, Inc. and our wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. We have a 52/53 week fiscal year ending on the last Wednesday in June. Fiscal years 2019, 2018 and 2017, which ended on June 26, 2019, June 27, 2018 and June 28, 2017, respectively, each contained 52 weeks. All amounts within the Notes to the Consolidated Financial Statements are presented in millions unless otherwise specified.
Revenues are presented in two separate captions in the Consolidated Statements of Comprehensive Income to provide more clarity around Company-owned restaurant revenues and operating expenses trends: Company sales and Franchise and other revenues.
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
New Accounting Standards Implemented
ASU 2014-09, Revenue from Contracts with Customers (Topic 606) - In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, and subsequently amended this update by issuing additional ASU’s that provide clarification and further guidance around areas identified as potential implementation issues. These updates provide a comprehensive new revenue recognition model that requires a company to recognize revenues to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. These updates also require additional disclosure about the nature, amount, timing and uncertainty of revenues and cash flows arising from customer contracts. These updates are effective for annual and interim periods for fiscal years beginning after December 15, 2017, which required us to adopt these provisions in the first quarter of fiscal 2019. Refer to the Revenue significant accounting policy below, Note 2 - Revenue Recognition, and Note 16 - Segment Information for our adoption disclosures.
ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments (Topic 230) - In August 2016, the FASB issued ASU 2016-15, this update provides clarification regarding how certain cash receipts and cash payments are presented and classified in the statement of cash flows. This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. This update is effective for annual and interim periods for fiscal years beginning after December 15, 2017, which required us to adopt these provisions in the first quarter of fiscal 2019. The update was applied on a retrospective basis. The adoption of this guidance did not have an impact on the Consolidated Financial Statements or debt covenants.
ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment - In January 2017, the FASB issued ASU 2017-04, this update eliminates step two of the goodwill impairment analysis. Companies will no longer be required to perform a hypothetical purchase price allocation to measure goodwill impairment. Instead, they will measure impairment as the difference between the carrying amount and the fair value of the reporting unit. This update is effective for annual and interim periods for fiscal years beginning after December 15, 2019, and early adoption is permitted for interim or annual goodwill impairment tests performed with measurement dates after January 1, 2017. We elected to early adopt this guidance as of fiscal 2019. The guidance was adopted prospectively. The adoption of this guidance did not have an impact on the Consolidated Financial Statements. Refer to Note 6 - Goodwill and Intangibles for disclosure about goodwill.
ASU 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract - In August 2018, the FASB issued ASU 2018-15, this update aligns the requirements for capitalizing implementation costs incurred in a cloud computing arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. This update is effective for annual and interim periods in fiscal years beginning after December 15, 2019, and early adoption is permitted. We elected to early adopt this guidance during fiscal 2019, using a prospective approach. The adoption of this guidance did not have a material impact on the Consolidated Financial Statements.
Use of Estimates
The preparation of the Consolidated Financial Statements is in conformity with generally accepted accounting principles in the United States and requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements, and the reported amounts of revenues and costs and expenses during the reporting period. Actual results could differ from those estimates.
Revenue
Effective fiscal 2019, we adopted FASB Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”), from the previous guidance ASC Topic 605, Revenue Recognition and ASC Subtopic 952-605, Franchisors - Revenue Recognition (together, “Legacy GAAP”). Our transition to ASC 606 represents a change in accounting principle. The Consolidated Financial Statements for fiscal 2019 reflect the application of ASC 606 guidance using the modified retrospective transition method, while the Consolidated Financial Statements for prior periods were prepared under Legacy GAAP. Revenues are presented in Company sales and Franchise and other revenues captions in the Consolidated Statements of Comprehensive Income. Refer below for our significant revenue accounting policies, to Note 2 - Revenue Recognition for deferred revenues and new standard transition disclosures, and to Note 16 - Segment Information for disaggregation of revenues detail.
Company Sales
Company sales include revenues generated by the operation of Company-owned restaurants including gift card redemptions. The adoption of ASC 606 did not impact revenue recognition related to Company sales. We will continue to record the revenues from the sale of food, beverages and alcohol as products are sold.
Franchise and Other Revenues
Franchise and other revenues include royalties, advertising fees (effective fiscal 2019), Maggiano’s banquet service charge income, gift card breakage, digital entertainment revenues, gift card equalization, delivery fee income, franchise and development fees, retail royalty revenues, merchandise income, and gift card discount costs from third-party gift card sales.
Royalties - Franchise royalties are based on a percentage of the sales generated by our franchised restaurants. The provisions of ASC 606 did not impact the recognition of these royalties, as the performance obligation related to franchise sales is considered complete upon the sale of food, beverages and alcohol. Royalty revenues attributable to franchise restaurants will continue to be recognized in the same period the sales are generated at the franchise restaurants.
Advertising Fees - Domestic franchisees are contractually obligated to contribute into certain advertising and marketing funds. The adoption of ASC 606 did not impact the timing of revenue recognition of the advertising fees received; however, effective fiscal 2019, advertising fees are now presented on a gross basis within Franchise and other revenues. Under Legacy GAAP, the advertising funds received from franchisees were considered a reimbursement of advertising expenses and were presented on a net basis as a reduction to advertising expenses in Restaurant expenses in the Consolidated Statements of Comprehensive Income.
Initial Development and Franchise Fees - We receive development fees from franchisees for territory development arrangements and franchise fees for new restaurant openings. Under ASC 606, the performance obligation related to these arrangements will be collectively deferred as a contract liability and recognized on a straight-line basis into Franchise and other revenues in the Consolidated Statements of Comprehensive Income over the term of the underlying agreements. Deferred franchise and development fees are classified within Other accrued liabilities for the current portion expected to be recognized within the next 12 months, and Other liabilities for the long-term portion in the Consolidated Balance Sheets. Under Legacy GAAP, development fees were recognized as income upon the execution of the agreement, when development rights were conveyed to the franchisee. Franchise fees were recognized as income when the obligations under the franchise agreement were satisfied, generally upon the opening of the new franchise restaurant.
Gift Card Breakage Income - Breakage revenues represent the monetary value associated with outstanding gift card balances for which redemption is considered remote. We estimate this amount based on our historical gift card redemption patterns and update the breakage rate estimate periodically and if necessary, adjust the deferred revenues balance within the Gift card liability account in the Consolidated Balance Sheets accordingly. In accordance with ASC 606, breakage revenues will be recognized proportionate to the pattern of related gift card redemptions. Under Legacy GAAP, breakage revenues were recognized when redemption was considered remote. We do not charge dormancy or any other fees related to monitoring or administering the gift card program to cardholders.
Additionally, proceeds from the sale of gift cards will continue to be recorded as deferred revenues in the Gift card liability in the Consolidated Balance Sheets and recognized as Company sales when the gift card is redeemed by the holder.
Gift Card Discount Costs - Our gift cards are sold through various outlets such as in-store, Chili’s and Maggiano’s websites, directly to other businesses, and through third-party distributors that sell our gift cards at various retail locations. We incur incremental direct costs related to gift card sales, such as commissions and activation fees, for gift cards sold by third-party businesses and distributors. These initial direct costs are deferred and amortized against revenues proportionate to the pattern of related gift card redemption.
Other Revenues - Other revenues not described above, such as Maggiano’s banquet service charge income, digital entertainment revenues, retail royalty revenues and delivery fee income had no change in recognition from the adoption of ASC 606.
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
Property and Equipment
Property and equipment is stated at cost. Buildings and leasehold improvements are depreciated using the straight-line method over the lesser of the term of the lease, including certain renewal options, or the estimated useful lives of the assets, which range from 5 to 20 years. Furniture and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from 3 to 7 years. Depreciation expenses related to property and equipment for the fiscal years ended June 26, 2019, June 27, 2018, and June 28, 2017 of $146.5 million, $150.1 million, and $155.0 million, respectively, was recorded in Depreciation and amortization in the Consolidated Statements of Comprehensive Income. Routine repair and maintenance costs are expensed when incurred. Major replacements and improvements are capitalized.
We review the carrying amount of property and equipment semi-annually or when events or circumstances indicate that the carrying amount may not be recoverable. We have determined the restaurant level is the lowest level of identifiable cash flows. If the carrying amount is not recoverable, we record an impairment charge for the excess of the carrying amount over the fair value. We determine fair value based on discounted projected future operating cash flows of the restaurants over their remaining service life using a risk adjusted discount rate that is commensurate with the inherent risk. Impairment charges are included in Other (gains) and charges in the Consolidated Statements of Comprehensive Income.
Definite-lived Intangible Assets
Definite-lived intangible assets primarily include reacquired franchise rights resulting from our acquisitions and are amortized using the straight-line method over the estimated useful lives of the assets. We determine the fair value of reacquired franchise rights based on discounted projected future operating cash flows of the restaurants associated with these franchise rights. We review the carrying amount semi-annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying amount is not recoverable, we record an impairment charge for the excess of the carrying amount over the fair value. Impairment charges are included in Other (gains) and charges in the Consolidated Statements of Comprehensive Income.
Operating Leases
Rent expenses for leases that contain scheduled rent increases is recognized on a straight-line basis over the lease term, including cancelable option periods where failure to exercise such options would result in an economic penalty such that the renewal appears reasonably assured. The straight-line rent calculation and rent expenses includes any rent holiday period, which is the period of time between taking control of a leased site and the rent commencement date. Contingent rents are generally amounts due as a result of sales in excess of amounts stipulated in certain restaurant leases and are included in rent expenses at the point in time we determine that it is probable that such sales levels will be achieved. Landlord contributions are recorded when received as a deferred rent liability in Other accrued liabilities and/or Other liabilities in the Consolidated Balance Sheets, depending on the current or long-term nature, and amortized as a reduction of rent expenses on a straight-line basis over the lease term.
The majority of our restaurant facilities with operating leases have terms expiring at various dates through fiscal 2035. The restaurant leases have cumulative renewal clauses of 1 to 34 years at our option and, in some cases, have provisions for contingent rent based upon a percentage of sales in excess of specified levels, as defined in the leases. We include other rent-related costs in rent expenses, such as common area maintenance, taxes and amortization of landlord contributions. Rent expenses related to restaurants is included in Restaurant expenses, and office space rent is included in General and administrative in the Consolidated Statements of Comprehensive Income. Refer to Note 7 - Accrued and Other Liabilities for further details on accrued straight-line rent and landlord contributions.
Effective fiscal 2020, we will adopt the new lease accounting standard that will impact the recording of operating leases. Refer to Note 18 - Effect of New Accounting Standards for more details about this adoption.
Advertising
Advertising production costs are expensed in the period when the advertising first takes place. Other advertising costs are expensed as incurred.
Effective fiscal 2019, we adopted the ASU 2014-09, Revenue from Contracts with Customers (Topic 606), that reclassified the presentation of advertising contributions in the Consolidated Statements of Comprehensive Income. Refer to the “Revenue - Advertising Fees” significant accounting policy above for further details on this adoption. In the fiscal year ended June 26, 2019, advertising costs of $88.5 million are included in Restaurant expenses, and advertising contributions from franchisees of $20.3 million are recorded in Franchise and other revenues in the Consolidated Statements of Comprehensive Income. Advertising costs, net of advertising contributions from franchisees, were $75.7 million and $79.7 million in fiscal years ended June 27, 2018 and June 28, 2017, respectively, and were included in Restaurant expenses in the Consolidated Statements of Comprehensive Income.
Goodwill
Goodwill is not subject to amortization, but is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill has been assigned to reporting units for purposes of impairment testing. Our two restaurant brands, Chili’s and Maggiano’s, are both operating segments and reporting units.
Goodwill impairment tests consist of a comparison of each reporting unit’s fair value with its carrying value. We determine fair value based on a combination of market-based values and discounted projected future operating cash flows of the restaurant brands using a risk adjusted discount rate that is commensurate with the risk inherent in our current business model. If the carrying value of a reporting unit exceeds its fair value, goodwill is written down to its implied fair value. We determined that there was no goodwill impairment during our annual tests as the fair value of our reporting units was substantially in excess of the carrying values. No indicators of impairment were identified through the end of fiscal 2019. Refer to Note 6 - Goodwill and Intangibles for additional disclosures.
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
Transferable liquor licenses are tested for impairment semi-annually or more frequently if events or circumstances indicate that the asset might be impaired. Impairment charges are recognized based on the excess of carrying value over fair value. We determine fair value based on prices in the open market for licenses in same or similar jurisdictions. Impairment charges are included in Other (gains) and charges in the Consolidated Statements of Comprehensive Income. Refer to Note 6 - Goodwill and Intangibles and Note 11 - Fair Value Measurements for additional disclosures.

Sales Taxes
Taxes assessed by a governmental authority that are both imposed on and concurrent with specific revenue transactions and collected from a customer have been excluded from revenues under both Legacy GAAP and ASC 606. The obligation is included in Other accrued liabilities in the Consolidated Balance Sheets until the taxes are remitted to the appropriate taxing authorities.
Self-Insurance Program
We are self-insured for certain losses related to health, general liability and workers’ compensation. We maintain stop loss coverage with third party insurers to limit our total exposure. The self-insurance liability represents an estimate of the ultimate cost of claims incurred and unpaid as of the balance sheet date. The estimated liability is not discounted and is established based upon analysis of historical data and actuarial estimates, and is reviewed on a quarterly basis to ensure that the liability is appropriate. If actual trends, including the severity or frequency of claims, differ from our estimates, our financial results could be impacted. The estimated incurred but unreported costs to settle unpaid claims are included in Other accrued liabilities and Other liabilities, depending on the current or long-term nature, in the Consolidated Balance Sheets.
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
We reinvest foreign earnings, therefore, United States deferred income taxes have not been provided on foreign earnings. Additionally, Income taxes are computed on a consolidated legal jurisdiction basis with no regard to brand. Refer to Note 8 - Income Taxes for additional disclosures.
Stock-Based Compensation
We measure and recognize compensation cost at fair value for all share-based payments. We record compensation expenses using a graded-vesting schedule or on a straight-line basis, as applicable, over the vesting period, or to the date on which retirement eligibility is achieved, if shorter. We recognize compensation expenses for only the portion of share-based awards that are expected to vest. Therefore, we apply estimated forfeiture rates that are derived from our historical forfeitures of similar awards.
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
Performance shares represent a right to receive shares of common stock upon satisfaction of Company performance goals at the end of a three-fiscal-year cycle. Vesting of performance shares granted are contingent upon meeting Company performance goals based on a specified rate of earnings growth at the end of the three-fiscal-year period. Compensation expenses for the performance shares is recorded based on management’s periodic estimates of the number of shares that will ultimately be issued and the fair value of the shares as determined by our closing stock price on the date of grant. A cumulative expenses adjustment is recognized when that estimate changes.

Stock-based compensation expenses totaled approximately $16.4 million, $14.2 million and $14.5 million for fiscal years ended June 26, 2019, June 27, 2018 and June 28, 2017, respectively. The total income tax benefit recognized in the Consolidated Statements of Comprehensive Income related to stock-based compensation expenses was approximately $3.0 million, $4.3 million and $5.7 million during the fiscal years ended June 26, 2019, June 27, 2018 and June 28, 2017, respectively.
The weighted average fair values of option grants were $8.25, $4.51 and $9.30 during fiscal years ended June 26, 2019, June 27, 2018 and June 28, 2017, respectively. The fair value of stock options is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Fiscal Years Ended
	June 26, 2019	June 27, 2018	June 28, 2017
Expected volatility	27.2%	25.2%	25.5%
Risk-free interest rate	2.9%	1.9%	1.3%
Expected lives	5 years	6 years	5 years
Dividend yield	3.5%	4.4%	2.6%

Expected volatility and the expected life of stock options are based on historical experience. The risk-free rate is based on the yield of a United States Treasury Note with a term equal to the expected life of the stock options. The dividend yield is based on the most recent quarterly dividend per share declared and the closing stock price on the declaration date. Refer to Note 12 - Stock-based Compensation for additional disclosures.
Preferred Stock
Our Board of Directors is authorized to provide for the issuance of 1.0 million preferred shares with a par value of $1.00 per share, in one or more series, and to fix the voting rights, liquidation preferences, dividend rates, conversion rights, redemption rights, and terms, including sinking fund provisions, and certain other rights and preferences. As of June 26, 2019, no preferred shares were issued.
Shareholders’ Deficit
In fiscal 2019, our Board of Directors authorized a $300.0 million increase to our existing share repurchase program resulting in total authorizations of $4.9 billion. We repurchased approximately 3.6 million shares of our common stock for $167.7 million during fiscal 2019. The repurchased shares included shares purchased as part of our share repurchase program and shares repurchased to satisfy team member tax withholding obligations on the vesting of restricted shares.
As of June 26, 2019, approximately $197.8 million was available under our share repurchase authorizations. Our stock repurchase plan has been and will be used to return capital to shareholders and to minimize the dilutive impact of stock options and other share-based awards. We evaluate potential share repurchases under our plan based on several factors, including our cash position, share price, operational liquidity, proceeds from divestitures, borrowings, and planned investment and financing needs. Additionally, during fiscal 2019, approximately 0.1 million stock options were exercised resulting in cash proceeds of approximately $3.0 million.
During the fiscal year ended June 26, 2019, we paid dividends of $60.3 million to common stock shareholders, compared to $70.0 million in the fiscal year ended June 27, 2018. Our Board of Directors approved quarterly dividends of $0.38 per share paid each quarter during fiscal 2019. We also declared a quarterly dividend of $0.38 per share in April 2019 which was paid subsequent to the end of fiscal 2019 year in the amount of $14.2 million. The dividend accrual was included in Other accrued liabilities in the Consolidated Balance Sheets as of June 26, 2019.
Comprehensive Income
Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. For the fiscal years ended June 26, 2019, June 27, 2018 and June 28, 2017, Comprehensive income consists of Net income and Foreign currency translation adjustment. The Foreign currency translation adjustment for the three fiscal years included the unrealized impact of translating the financial statements from Canadian dollars to United States dollars of the Canadian restaurants. For the fiscal years ended June 27, 2018 and June 28, 2017, foreign currency translation adjustment also included the impact of translating the Mexico joint venture with CMR, S.A.B. de C.V. from Mexican pesos to United States dollars. The Accumulated other comprehensive loss (“AOCL”) is presented in the Consolidated Balance Sheets.
During fiscal 2018, the Mexico joint venture was sold to CMR. Refer to Note 4 - Equity Method Investment for further details on the transaction including the note receivable.
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
Basic weighted average shares outstanding is reconciled to diluted weighted average shares outstanding as follows:

	June 26, 2019	June 27, 2018	June 28, 2017
Basic weighted average shares outstanding	38.3	45.7	50.6
Dilutive stock options	0.2	0.1	0.2
Dilutive restricted shares	0.6	0.5	0.4
	0.8	0.6	0.6
Diluted weighted average shares outstanding	39.1	46.3	51.2

Awards excluded due to anti-dilutive effect on earnings per share	0.9	1.1	1.0

Segment Reporting
Operating segments are components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing operating performance. We manage our business on the basis of two operating segments, Chili’s and Maggiano’s. The brands operate Company-owned restaurants principally in the United States, within the full-service casual dining segment of the industry. The Chili’s segment also has Company-owned restaurants in Canada and franchised locations in the United States, 29 countries and two United States territories. Maggiano’s segment has Company-owned restaurants and opened its first franchise location in the United States during fiscal 2019. Refer to Note 16 - Segment Information for additional segment disclosures.
2. REVENUE RECOGNITION
Deferred Development and Franchise Fees
We receive development fees for territory development arrangements and franchise fees for new restaurant openings from our franchisees that are deferred as a contract liability and recognized on a straight-line basis into Franchise and other revenues in the Consolidated Statements of Comprehensive Income over the term of the underlying agreements. The unrecognized fees received from franchisees are classified within Other accrued liabilities for the current portion expected to be recognized within the next 12 months, and Other liabilities for the long-term portion in the Consolidated Balance Sheets. A summary of significant changes to the related deferred balance during the fiscal year ended June 26, 2019 is presented below, along with the revenues expected to be recognized in the subsequent periods.

Deferred Development and Franchise Fees
Balance at June 27, 2018	$—
Cumulative effect adjustment from adoption of ASC 606	18.1
Additions	0.9
Amount recognized to Franchise and other revenues	(2.8)
Balance at June 26, 2019	$16.2

Fiscal Year	Development and Franchise Fees Revenue Recognition
2020	$1.4
2021	1.4
2022	1.3
2023	1.3
2024	1.3
Thereafter	9.5
$16.2

The development and franchise fees that will be recognized in future years are based on contracts with franchisees. These amounts represent the amount that will be recognized pursuant to the satisfaction of the contractual performance obligations of the current agreements. These amounts are based on active contracts and any modifications or terminations of these contracts may affect the timing of the recognition. We also expect to have future year royalties and advertising fees related to our franchise contracts, however under ASC 606, these future year revenues are not yet determinable due to unsatisfied performance obligations based upon a sales-based royalty.

Financial Statement Impact of Transition to ASC 606
ASC 606 was applied to all contracts with customers as of the first day of fiscal 2019, June 28, 2018. The cumulative effect was applied using the modified retrospective approach. The Consolidated Balance Sheets reflect the transition to ASC 606 as an adjustment at June 28, 2018 as follows:

	June 27, 2018	ASC 606 Cumulative Effect Adjustments	June 28, 2018
ASSETS
Other assets
Deferred income taxes, net(1)	$33.6	$2.5	$36.1
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Gift card liability(2)	119.1	(8.2)	110.9
Other accrued liabilities(3)	127.2	1.5	128.7
Other liabilities(3)	131.7	16.6	148.3
Shareholders’ deficit(2) (3)	(718.3)	(7.4)	(725.7)

(1)	Deferred income taxes, net adjustment relates to the net change in liabilities and equity as a result of the adoption of ASC 606 described in notes (2) and (3) below.

(2)
Gift card liability is adjusted for the ASC 606 adoption impact of the change to recognize gift card breakage proportionate to the pattern of related gift card redemption. Under Legacy GAAP, gift card breakage was recognized when the likelihood of redemption was deemed remote. The cumulative effect of applying ASC 606 accounting to gift card balances outstanding at June 28, 2018 resulted in an $8.2 million decrease in Gift card liability due to the change in timing of recognition between ASC 606 and Legacy GAAP, and a corresponding $2.0 million decrease in Deferred income taxes, net, and a $6.2 million decrease in Shareholders’ deficit.

(3)
Other liabilities $16.6 million and Other accrued liabilities $1.5 million adjustments relate to the deferral of previously recognized franchise and development fees received from franchisees, with a corresponding $4.5 million increase in Deferred income taxes, net, and a $13.6 million increase to Shareholders’ deficit at June 28, 2018.

Comparison of Fiscal 2019 Periods if Legacy GAAP Had Been in Effect
The following tables reflect the impact to the Consolidated Statement of Income for the fiscal year ended June 26, 2019, Cash flows from operating activities for the fiscal year ended June 26, 2019, and Consolidated Balance Sheet at June 26, 2019 as if the Legacy GAAP was still in effect.
The adjustments presented below in the Consolidated Statement of Income include under ASC 606, advertising fees now presented on a gross basis as a component of Franchise and other revenues. Under Legacy GAAP, the advertising fees were recorded as a reduction to advertising expenses within Restaurant expenses in the Consolidated Statements of Comprehensive Income. Additionally, the recognition timing change for franchise related fees and gift card breakage is included within Franchise and other revenues.
The adjustments presented below in the Consolidated Balance Sheet relate to the cumulative effect impact described above in the “Financial Statement Impact of Transition to ASC 606” section, as well as the impact from the change in the gift card breakage, deferred development and franchise fees, and corresponding deferred tax and retained earnings balances as of June 26, 2019.

Consolidated Statement of Income

	Fiscal Year Ended June 26, 2019
	As Reported ASC 606 Amounts	Adjustments	Legacy GAAP Amounts
Revenues
Company sales	$3,106.2	$—	$3,106.2
Franchise and other revenues	111.7	(24.6)	87.1
Total revenues	3,217.9	(24.6)	3,193.3
Operating costs and expenses
Company restaurants (excluding depreciation and amortization)
Cost of sales	823.0	—	823.0
Restaurant labor	1,059.7	—	1,059.7
Restaurant expenses	812.3	(20.3)	792.0
Company restaurant expenses	2,695.0	(20.3)	2,674.7
Depreciation and amortization	147.6	—	147.6
General and administrative	149.1	—	149.1
Other (gains) and charges	(4.5)	—	(4.5)
Total operating costs and expenses	2,987.2	(20.3)	2,966.9
Operating income	230.7	(4.3)	226.4
Interest expense	61.6	—	61.6
Other (income), net	(2.7)	—	(2.7)
Income before provision for income taxes	171.8	(4.3)	167.5
Provision for income taxes	16.9	(1.1)	15.8
Net income	$154.9	$(3.2)	$151.7

Basic net income per share	$4.04	$(0.08)	$3.96

Diluted net income per share	$3.96	$(0.08)	$3.88

Consolidated Balance Sheet

	June 26, 2019
	As Reported ASC 606 Amounts	Adjustments	Legacy GAAP Amounts
ASSETS
Current assets
Total current assets	$177.0	$—	$177.0
Property and equipment, at cost
Net property and equipment	755.1	—	755.1
Other assets
Goodwill	165.5	—	165.5
Deferred income taxes, net	112.0	(1.3)	110.7
Intangibles, net	22.3	—	22.3
Other	26.4	—	26.4
Total other assets	326.2	(1.3)	324.9
Total assets	$1,258.3	$(1.3)	$1,257.0
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Current installments of long-term debt	$9.7	$—	$9.7
Accounts payable	97.5	—	97.5
Gift card liability	100.9	10.6	111.5
Accrued payroll	82.1	—	82.1
Other accrued liabilities	131.4	(1.2)	130.2
Total current liabilities	421.6	9.4	431.0
Long-term debt, less current installments	1,206.6	—	1,206.6
Deferred gain on sale leaseback transactions	255.3	—	255.3
Other liabilities	153.0	(14.7)	138.3
Shareholders’ deficit
Common stock	17.6	—	17.6
Additional paid-in capital	522.0	—	522.0
Accumulated other comprehensive loss	(5.6)	—	(5.6)
Retained earnings	2,771.2	4.0	2,775.2
Less treasury stock, at cost	(4,083.4)	—	(4,083.4)
Total shareholders’ deficit	(778.2)	4.0	(774.2)
Total liabilities and shareholders’ deficit	$1,258.3	$(1.3)	$1,257.0

Cash flows from operating activities

	Fiscal Year Ended June 26, 2019
	As Reported ASC 606 Amounts	Adjustments	Legacy GAAP Amounts
Net income	$154.9	$(3.2)	$151.7
Adjustments to reconcile Net income to Net cash provided by operating activities:
Depreciation and amortization	147.6	—	147.6
Stock-based compensation	16.4	—	16.4
Restructure charges and other impairments	26.5	—	26.5
Net (gain) loss on disposal of assets	(33.1)	—	(33.1)
Other	3.0	—	3.0
Changes in assets and liabilities:
Accounts receivable, net	(3.0)	—	(3.0)
Inventories	1.0	—	1.0
Restaurant supplies	(0.6)	—	(0.6)
Prepaid expenses	(3.0)	—	(3.0)
Deferred income taxes, net	(75.8)	(1.1)	(76.9)
Other assets	0.9	—	0.9
Accounts payable	(4.1)	—	(4.1)
Gift card liability	(10.1)	2.3	(7.8)
Accrued payroll	6.8	—	6.8
Other accrued liabilities	(7.7)	0.2	(7.5)
Current income taxes	(12.7)	—	(12.7)
Other liabilities	5.7	1.8	7.5
Net cash provided by operating activities	$212.7	$—	$212.7

3. SALE LEASEBACK TRANSACTIONS
Restaurant Properties Sale Leaseback Transactions
During the fiscal year ended June 26, 2019, we completed sale leaseback transactions of 152 restaurant properties in the United States sold for aggregate consideration of $495.0 million. Of the transactions completed, 151 were Chili’s properties, and one was a Maggiano’s property. The balances attributable to the restaurant assets sold include Land of $114.4 million, Buildings and leasehold improvements of $240.5 million, certain fixtures included in Furniture and equipment of $10.2 million, and Accumulated Depreciation of $179.8 million. The total gain was $309.7 million and the net proceeds from these sale leaseback transactions have been used to repay borrowings on our revolving credit facility.
Lease Details
The initial terms of all leases are for 15 years, plus renewal options at our discretion, which contain scheduled rent increases. All of the leases were determined to be operating leases. Rent expenses associated with these operating leases are being recognized on a straight-line basis over the lease terms. As of June 26, 2019, $2.8 million of straight-line rent accrual has been recorded for these operating leases in Other liabilities in the Consolidated Balance Sheets.
Gain and Deferred Gain Recognition
We recognized the portion of the gross gain in excess of the present value of the future minimum lease payments, and deferred the remainder of the gain to be recognized straight-line in proportion to the operating lease terms. During the fiscal year ended June 26, 2019, $35.2 million of the gain was recognized to Other (gains) and charges in the Consolidated Statements of Comprehensive Income. The remaining balance of the deferred gain of $274.6 million as of June 26, 2019 was recorded in Other accrued liabilities (current portion) and Deferred gain on sale leaseback transactions (long-term portion) in the Consolidated Balance Sheets. Effective fiscal 2020, upon adoption of the new lease accounting standard, the remaining deferred gain will be recorded as a cumulative transition adjustment to equity. Refer to Note 18 - Effect of New Accounting Standards for more details about this adoption.
Corporate Headquarters Relocation
During fiscal 2018, we sold the owned portion of our corporate headquarters property for net proceeds of $13.7 million which was deferred in Other accrued liabilities in the Consolidated Balance Sheets until fiscal 2019 when we moved to our new corporate headquarters location, and fully relinquished possession of the sold property and terminated our involvement. As such, during fiscal 2019, we recognized the sale, removed the balances attributable to the previous corporate headquarters assets sold that included Land of $5.9 million, Buildings and leasehold improvements of $10.6 million, Furniture and equipment of $0.7 million, and Accumulated Depreciation of $9.3 million, and recorded the related net gain of $5.8 million to Other (gains) and charges in the Consolidated Statements of Comprehensive Income. Refer to Note 5 - Other Gains and Charges for further details, including accelerated depreciation recorded to Other (gains) and charges in the Consolidated Statements of Comprehensive Income related to the sold property.
4. EQUITY METHOD INVESTMENT
We had a joint venture agreement with CMR, S.A.B. de C.V. to develop 50 Chili’s restaurants in Mexico, with a total of 45 Chili’s restaurants operating in the joint venture as of June 28, 2017. We accounted for the joint venture investment under the equity method of accounting. During fiscal 2018, we sold our Dutch subsidiary that held the equity interest in the joint venture to CMR, S.A.B. de C.V. for $18.0 million. During fiscal 2018, we recorded a gain of $0.2 million to Other (gains) and charges in the Consolidated Statements of Comprehensive Income which included the recognition of $5.4 million of foreign currency translation losses reclassified from AOCL consisting of $5.9 million of foreign currency translation losses from previous years, partially offset by $0.5 million of fiscal 2018 foreign currency translation gains.
We received a note as consideration for the sale to be paid in 72 equal installments, with one installment payment made at closing and the other payments to be made over 71 months pursuant to the note. The note is denominated in Mexican pesos and is re-measured to United States dollars at the end of each period resulting in a gain or loss from foreign currency exchange rate changes included in Other (gains) and charges in the Consolidated Statements of Comprehensive Income for the periods presented, refer to Note 5 - Other Gains and Charges for more information. The current portion of the note, which represents the cash payments to be received over the next 12 months, is included within Accounts receivable, net while the long-term portion of the note is included within Other assets in the Consolidated Balance Sheets. Refer to Note 11 - Fair Value Measurements for the fair value and carrying value of the note receivable as of June 26, 2019.
Before the sale of the joint venture during fiscal 2018, we recorded our share of the Mexico joint venture net income or loss of the investee within Operating income since their operations were similar to our ongoing operations. These amounts were included in Restaurant expenses in the Consolidated Statements of Comprehensive Income due to their immaterial nature. The investment in the joint venture was included in Other assets in the Consolidated Balance Sheets.

5. OTHER GAINS AND CHARGES
Other (gains) and charges in the Consolidated Statements of Comprehensive Income consist of the following:

	Fiscal Years Ended
	June 26, 2019	June 27, 2018	June 28, 2017
Sale leaseback (gain), net of transaction charges	$(27.3)	$2.0	$—
(Gain) on sale of assets, net	(6.9)	(0.3)	(2.7)
Foreign currency transaction (gain) loss	(0.7)	1.2	—
Property damages, net of (insurance recoveries)	(0.7)	5.1	—
Lease guarantee charges (credits)	(0.4)	1.9	1.1
Restaurant impairment charges	10.8	10.9	5.2
Remodel-related costs	7.7	1.5	—
Corporate headquarters relocation charges	5.3	—	—
Restaurant closure charges	4.3	7.5	4.1
Accelerated depreciation	1.0	1.9	2.0
Severance and other benefit charges	0.9	0.3	6.6
Cyber security incident charges	0.4	2.0	—
Information technology restructuring	—	—	2.7
Other	1.1	0.5	3.7
	$(4.5)	$34.5	$22.7

Fiscal 2019

•
Sale leaseback (gain), net of transaction charges during the fiscal year ended June 26, 2019 included gains of $35.2 million, less transaction costs of $7.9 million related to professional services, legal and accounting fees. Refer to Note 3 - Sale Leaseback Transactions for further details on this transaction.

•
(Gain) on sale of assets, net during the fiscal year ended June 26, 2019 primarily included $5.8 million for the net gain recognized on the sale of the owned-portion of our previous corporate headquarters building, and $0.8 million of gain recognized on the sale of land in Scottsdale, AZ and Pensacola, FL.

•
Foreign currency transaction (gain) loss during the fiscal year ended June 26, 2019 included a gain of $0.7 million, resulting from the change in value of the Mexican peso as compared to that of the United States dollar on our Mexican peso denominated note receivable that we received as consideration from the sale of our equity interest in our Mexico joint venture during fiscal 2018. Refer to Note 4 - Equity Method Investment for further details.

•
Property damages, net of (insurance recoveries) during the fiscal year ended June 26, 2019 included $0.7 million of insurance proceeds received related to a previously filed fire claim and final proceeds received from the Hurricane Harvey claim, partially offset by expenses associated with storm damages at certain restaurant locations.

•
Lease guarantee charges (credits) during the fiscal year ended June 26, 2019 of a $0.4 million credit were recorded from releasing the remaining lease reserves related to leases that we were secondarily liable for Macaroni Grill, a divested brand, that were reserved during their fiscal 2018 bankruptcy proceedings that have since concluded. Refer to Note 15 - Commitments and Contingencies for further details.

•
Restaurant impairment charges during the fiscal year ended June 26, 2019 included $10.8 million primarily related to the long-lived assets and reacquired franchise rights of 11 underperforming Chili’s restaurants.

•	Remodel-related costs during the fiscal year ended June 26, 2019 totaled $7.7 million and were related to write-offs associated with the Chili’s remodel project.

•
Corporate headquarters relocation charges during the fiscal year ended June 26, 2019 of $5.3 million included lease reserve and other closure costs associated with the leased portion of our previous corporate headquarters location, in addition to moving and certain readiness costs of transition to the new corporate headquarters location during fiscal 2019.

•	Restaurant closure charges during the fiscal year ended June 26, 2019 totaling $4.3 million primarily related to Chili’s lease termination charges and certain Chili’s restaurant closure costs.

•
Accelerated depreciation during the fiscal year ended June 26, 2019 included $1.0 million of depreciation on certain leasehold improvements associated with the leased portion of our previous corporate headquarters property which closed during fiscal 2019.

•	Severance and other benefit charges during the fiscal year ended June 26, 2019 of $0.9 million primarily related to the restructuring of certain Maggiano’s back-office positions.

•
Cyber security incident charges during the fiscal year ended June 26, 2019 of $0.4 million was recorded related to professional services associated with our response to the incident that are not believed to be covered by our insurance. Refer to Note 15 - Commitments and Contingencies for further details.

Fiscal 2018

•
Restaurant impairment charges during the fiscal year ended June 27, 2018 totaling $10.9 million primarily includes charges of $7.2 million recorded in the first quarter of fiscal 2018 associated with nine Alberta, Canada Chili’s restaurants closed in the second quarter of fiscal 2018. Alberta has an oil dependent economy and has experienced an economic recession in recent years related to lower oil production. The slower economy has negatively affected traffic at the restaurants. The decision to close these restaurants was driven by management’s belief that the long-term profitability of these restaurants would not meet our required level of return. Additionally, during fiscal 2018, we recorded Restaurant impairment charges of $3.7 million primarily related to the long-lived assets and reacquired franchise rights of certain underperforming Maggiano’s and Chili’s restaurants that will continue to operate. Refer to Note 11 - Fair Value Measurements for further details.

•
Restaurant closure charges during the fiscal year ended June 27, 2018 totaling $7.5 million primarily includes expenses of $4.6 million associated with the Canada closures and related lease termination charges. We also recorded $1.8 million in lease termination expenses related to locations where we are the primary lessee of leases that were sublet to the Macaroni Grill, a divested brand, currently in bankruptcy proceedings, that discontinued sublease rental payments and closed the restaurants. Additionally, we recorded Restaurant closure charges of $1.1 million primarily related to lease termination charges and closure costs associated with Chili’s restaurants closed during fiscal 2018.

•
Property damages, net of (insurance recoveries) include incurred expenses associated with Hurricanes Harvey and Irma primarily related to employee relief payments and inventory spoilage. Our restaurants were closed in the areas affected by these disasters and our team members were unable to work. Payments were made to assist our team members during these crises and to promote retention. We carry insurance coverage for these types of natural disasters. It was determined that Hurricane Irma damage was below insurance claim deductible limits, and we did not have any insurance proceeds related to this storm. During fiscal 2018, we received insurance proceeds related to certain Hurricane Harvey property damage of $1.0 million that was mostly offset by the long-lived asset write-off, of which the net amount of $0.1 million was included within Other (gains) and charges in the Consolidated Statements of Comprehensive Income. In the fourth quarter of fiscal 2018, the Hurricane Harvey insurance claim was substantially finalized. We recorded an insurance receivable within Accounts receivable, net in the Consolidated Balance Sheets for $1.0 million which includes $0.6 million of business interruption funds recorded within Restaurant expenses in the Consolidated Statements of Comprehensive Income and $0.4 million for property damages recorded within Other (gains) and charges in the Consolidated Statements of Comprehensive Income.

During the fiscal year ended June 27, 2018, we received property damage insurance proceeds of $0.5 million related to natural flooding in Louisiana that were recorded within Other (gains) and charges in the Consolidated

Statements of Comprehensive Income. Additionally, we received business interruption funds of $0.4 million related to the Louisiana flooding from insurers that are recorded within Restaurant expenses in the Consolidated Statements of Comprehensive Income.

•
Cyber security incident charges during the fiscal year ended June 27, 2018 totaling $2.0 million were recorded related to professional services due to legal and other costs associated with our response to the incident. We first reported the incident in the fourth quarter of fiscal 2018, refer to Note 15 - Commitments and Contingencies for further details.

•
Sale leaseback (gain), net of transaction charges during the fiscal year ended June 27, 2018 totaling $2.0 million includes professional service fees for brokers, legal, due diligence and other professional services firms in connection with the sale-leaseback transaction that marketed certain Company-owned restaurant properties. These transactions closed during fiscal 2019, refer to Note 3 - Sale Leaseback Transactions for further details.

•
Lease guarantee charges (credits) during the fiscal year ended June 27, 2018 totaling $1.9 million were recorded during fiscal 2018 related to the Macaroni Grill, a divested brand, which was in bankruptcy proceedings, for certain leases under which we were secondarily liable. Refer to Note 15 - Commitments and Contingencies for further details.

•
Accelerated depreciation during the fiscal year ended June 27, 2018 totaling $1.9 million was recorded primarily related to depreciation on certain leasehold improvements at the corporate headquarters property pursuant to the corporate relocation. We completed the relocation in fiscal 2019, refer to Note 3 - Sale Leaseback Transactions for further details.

•	Remodel-related costs during the fiscal year ended June 27, 2018 totaling $1.5 million were recorded related to existing fixed asset write-offs associated with the Chili’s remodel project.

•
Foreign currency transaction (gain) loss during the fiscal year ended June 27, 2018 relates to our sold equity interest in our Mexico joint venture that we received a note as consideration denominated in Mexican pesos which is re-measured to United States dollars at the end of each period resulting in a gain or loss from foreign currency exchange rate changes. For fiscal 2018 a net loss of $1.2 million was recorded because the value of the Mexican peso decreased as compared to the United States dollar during the fiscal year. The sale of our equity interest resulted in a gain of $0.2 million which was recorded within (Gain) on sale of assets, net and included the recognition of prior period foreign currency translation losses reclassified from AOCL. Refer to Note 4 - Equity Method Investment for further details.

Fiscal 2017

•
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

•
We recorded restaurant impairment charges of $5.2 million primarily related to the long-lived assets and reacquired franchise rights of ten underperforming Chili’s restaurants which will continue to operate. Refer to Note 11 - Fair Value Measurements for additional information. Additionally, we recorded restaurant closure charges of $4.1 million primarily related to lease charges and other costs associated with closed restaurants.

•
We incurred $2.7 million of professional fees and severance associated with our information technology restructuring offset by a $2.7 million gain on the sale of property. We also recorded accelerated depreciation charges of $2.0 million related to long-lived assets to be disposed of and lease guarantee charges of $1.1 million related to leases that were assigned to a divested brand. For additional lease guarantee disclosures, refer to Note 15 - Commitments and Contingencies.

•	Other charges primarily include $2.4 million of expenses for consulting fees related to a special project.

6. GOODWILL AND INTANGIBLES
There have been no impairments of Goodwill for the fiscal years ended June 26, 2019, June 27, 2018 and June 28, 2017. The changes in the carrying amount of Goodwill by segment are as follows:

	June 26, 2019			June 27, 2018
	Chili’s	Maggiano’s	Consolidated	Chili’s	Maggiano’s	Consolidated
Balance at beginning of year	$125.4	$38.4	$163.8	$125.6	$38.4	$164.0
Changes in goodwill:
Additions(1)	1.6	—	1.6	—	—	—
Foreign currency translation adjustment	0.1	—	0.1	(0.2)	—	(0.2)
Balance at end of year	$127.1	$38.4	$165.5	$125.4	$38.4	$163.8

(1)	During the fiscal year ended June 26, 2019, we acquired 3 domestic Chili’s restaurants previously owned by franchise partners.
Intangible assets, net are as follows:

	June 26, 2019			June 27, 2018
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived intangible assets
Chili’s reacquired franchise rights(1)	$13.3	$(5.5)	$7.8	$13.6	$(4.4)	$9.2
Chili’s other	5.6	(1.5)	4.1	5.6	(1.3)	4.3
	$18.9	$(7.0)	$11.9	$19.2	$(5.7)	$13.5

Indefinite-lived intangible assets
Chili’s liquor licenses	$9.5			$9.6
Maggiano’s liquor licenses	0.9			0.9
	$10.4			$10.5

(1)
We recorded an impairment charge of $0.5 million during fiscal 2019, and $1.5 million during fiscal 2018, in Other (gains) and charges in the Consolidated Statements of Comprehensive Income. Refer to Note 5 - Other Gains and Charges and Note 11 - Fair Value Measurements and for additional disclosures.

Additions of $0.1 million during the fiscal year ended June 26, 2019 were recorded related to the reacquired franchise rights associated with the 3 acquired Chili’s restaurants previously owned by franchise partners.
Foreign currency translation impact is included in the gross carrying amount and accumulated amortization, and was $0.1 million and $0.1 million for fiscal 2019 and fiscal 2018, respectively.
Amortization expenses for all definite-lived intangible assets was $1.2 million, $1.3 million and $1.4 million in the fiscal years ended June 26, 2019, June 27, 2018, and June 28, 2017, respectively, recorded in Depreciation and amortization in the Consolidated Statements of Comprehensive Income. Annual amortization expenses for definite-lived intangible assets will approximate $0.9 million for each of the next five fiscal years.

7. ACCRUED AND OTHER LIABILITIES
Other accrued liabilities consist of the following:

	June 26, 2019	June 27, 2018
Deferred liabilities and sale leaseback gains(1)	$19.3	$15.5
Insurance	17.9	17.8
Property tax	17.3	17.4
Dividends	14.9	16.3
Sales tax	14.6	14.2
Interest	7.5	7.8
Straight-line rent(2)	5.1	5.2
Landlord contributions	2.7	2.7
Deferred franchise and development fees(3)	1.4	—
Cyber security incident(4)	0.8	1.4
Other(5)	29.9	28.9
	$131.4	$127.2

(1)
Deferred liabilities and sale leaseback gains at June 26, 2019 relates to $19.3 million for the current portion of the deferred gain related to the sale leaseback transactions executed during the fiscal year ended June 26, 2019. As of June 27, 2018, Deferred liabilities and sale leaseback gains primarily includes $13.7 million related to the sale of our previous corporate headquarters location that was recognized during fiscal 2019. Refer to Note 3 - Sale Leaseback Transactions and Note 5 - Other Gains and Charges for further details.

(2)
Straight-line rent includes the current portion of the straight-line rent of operating leases. During the fiscal years ended June 26, 2019, June 27, 2018 and June 28, 2017, $1.0 million of expenses, $0.9 million of credit and $0.5 million of credit, related to straight-line rent were recognized into Restaurant expenses in the Consolidated Statements of Comprehensive Income, respectively.

(3)
Deferred franchise and development fees relates to the current portion of upfront initial franchise and development fees recorded as part of adopting ASC 606. Refer to Note 2 - Revenue Recognition for further details, and the Other liabilities table below for the long-term portion of the deferred revenues.

(4)	Cyber security incident accrual relates to the fiscal 2018 event, refer to Note 15 - Commitments and Contingencies for further details.

(5)	Other primarily consists of accruals for certain lease reserves, utilities, banquet deposits for Maggiano’s events, rent-related expenses and other various accruals.

Other liabilities consist of the following:

	June 26, 2019	June 27, 2018
Straight-line rent(1)	$57.2	$55.6
Insurance	36.8	40.1
Landlord contributions(2)	32.9	23.3
Deferred franchise and development fees(3)	14.8	—
Unfavorable leases	2.8	3.8
Unrecognized tax benefits	2.1	2.9
Other	6.4	6.0
	$153.0	$131.7

(1)
Straight-line rent is the long-term portion of the straight-line rent of operating leases. The June 26, 2019 balance includes $2.8 million for the straight-line rent accrued for 152 restaurants sold as part of the sale leaseback transactions. Refer to Note 3 - Sale Leaseback Transactions for more details, and the above Other accrued liabilities table for the current portion of straight-line rent recorded.

(2)	Landlord contributions as of June 26, 2019 includes $10.0 million related to the construction allowance associated with the new corporate headquarters location.

(3)
Deferred franchise and development fees relates to the long-term portion of upfront initial franchise and development fees recorded as part of adopting of ASC 606. Refer to Note 2 - Revenue Recognition for further details, and the Other accrued liabilities table above for the current portion of the deferred revenues.

8. INCOME TAXES
Income before provision for income taxes consists of the following:

	Fiscal Years Ended
	June 26, 2019	June 27, 2018	June 28, 2017
Domestic	$168.1	$182.1	$186.7
Foreign	3.7	(11.9)	21.8
Income before provision for income taxes	$171.8	$170.2	$208.5

The provision for income taxes and effective tax rate consists of the following:

	Fiscal Years Ended
	June 26, 2019	June 27, 2018	June 28, 2017
Current income tax expenses:
Federal	$63.3	$28.7	$64.4
State	28.8	12.2	13.4
Foreign	0.6	0.0	2.5
Total current income tax expenses	92.7	40.9	80.3
Deferred income tax (benefits) expenses:
Federal	(58.5)	6.6	(19.6)
State	(18.0)	0.1	(3.1)
Foreign	0.7	(3.3)	0.1
Total deferred income tax (benefits) expenses	(75.8)	3.4	(22.6)
Provision for income taxes	$16.9	$44.3	$57.7

Effective tax rate	9.8%	26.0%	27.7%

A reconciliation between the reported provision for income taxes and the amount computed by applying the statutory Federal income tax rate to Provision for income taxes is as follows:

	Fiscal Years Ended
	June 26, 2019	June 27, 2018	June 28, 2017
Income tax expense at statutory rate	$36.1	$47.8	$73.0
FICA tax credit	(28.2)	(22.6)	(20.7)
State income taxes, net of Federal benefit	8.5	8.7	5.9
Tax reform impact	—	8.2	—
Stock based compensation tax shortfall	0.5	1.1	—
Other	0.0	1.1	(0.5)
Provision for income taxes	$16.9	$44.3	$57.7

The income tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities are as follows:

	June 26, 2019	June 27, 2018
Deferred income tax assets:
Leasing transactions	$25.3	$22.7
Stock-based compensation	9.9	9.1
Restructure charges and impairments	3.0	2.4
Insurance reserves	11.5	12.1
Employee benefit plans	0.0	0.1
Gift cards	12.3	15.1
Net operating losses	3.7	6.1
Federal credit carryover	9.0	10.7
State credit carryover	2.6	3.5
Deferred gain on sale leaseback transactions	68.6	—
Other, net	11.2	3.8
Less: Valuation allowance	(5.5)	(6.1)
Total deferred income tax assets	151.6	79.5
Deferred income tax liabilities:
Prepaid expenses	13.6	13.5
Goodwill and other amortization	20.6	20.3
Depreciation and capitalized interest on property and equipment	4.3	11.1
Other, net	1.1	1.0
Total deferred income tax liabilities	39.6	45.9
Deferred income taxes, net	$112.0	$33.6

As of June 26, 2019, we have deferred tax assets of $4.6 million reflecting the benefit of state loss carryforwards, before federal benefit and valuation allowance, which expire at various dates between fiscal 2020 and fiscal 2038. We have deferred tax assets of $9.0 million of federal and $3.3 million of state tax credits, before federal benefit and valuation allowance, which expire at various dates between fiscal 2024 and fiscal 2035. The recognized deferred tax asset for the state loss carryforwards is $0.2 million and the federal tax credits is $9.0 million. The federal credit carryover is limited by Section 382 of the Internal Revenue Code.
The valuation allowance decreased by $0.6 million in fiscal 2019 to recognize certain state net operating loss benefits and state tax credits management believes are not more-likely-than-not to be realized. In assessing whether a deferred tax asset will be realized, we consider the likelihood of the realization, and the reversal of existing taxable temporary differences, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income, as of June 26, 2019, we believe it is more-likely-than-not that we will realize the benefits of the deferred tax assets, net of the existing valuation allowances.
The Tax Cuts and Jobs Act of 2017 (the “Tax Act”) was enacted on December 22, 2017 with an effective date of January 1, 2018. The enactment date occurred prior to the end of the second quarter of fiscal 2018 and therefore the federal statutory tax rate changes stipulated by the Tax Act were reflected in the second quarter of fiscal 2018. The Tax Act lowered the federal statutory tax rate from 35.0% to 21.0% effective January 1, 2018. For the fiscal year ended June 26, 2019, our federal statutory tax rate was 21.0%. Our federal statutory tax rate for fiscal 2018 was 28.1%, representing a blended tax rate for the number of days in fiscal 2018 before and after the effective date. For the fiscal year ended June 28, 2017, our federal statutory tax rate was 35.0%. During the fiscal year ended June 27, 2018, in accordance with ASC 740, we re-measured our deferred tax accounts as of the enactment date using the new federal statutory tax rate and recognized the change as a discrete item in the Provision for income taxes, the adjustment was $8.2 million.
A reconciliation of unrecognized tax benefits are as follows:

	June 26, 2019	June 27, 2018
Balance at beginning of year	$3.9	$4.1
Additions based on tax positions related to the current year	0.4	0.5
Additions based on tax positions related to prior years	—	—
Settlements with tax authorities	(0.1)	0.0
Expiration of statute of limitations	(0.7)	(0.7)
Balance at end of year	$3.5	$3.9

The total amount of unrecognized tax benefits, excluding interest and penalties, that would affect income tax expenses if resolved in our favor was $2.7 million and $3.1 million as of June 26, 2019 and June 27, 2018, respectively. We do not expect any material changes to our liability for uncertain tax positions during the next 12 months.
We recognize accrued interest and penalties related to unrecognized tax benefits in Provision for income taxes in the Consolidated Statements of Comprehensive Income. As of June 26, 2019, we had $0.3 million ($0.2 million net of a $0.1 million Federal deferred tax benefit) of interest and penalties accrued, compared to $0.5 million ($0.4 million net of a $0.1 million Federal deferred tax benefit) at June 27, 2018.
Our income tax returns are subject to examination by taxing authorities in the jurisdictions in which we operate. The periods subject to examination for our federal return are fiscal 2019 to fiscal 2020 and fiscal 2016 to fiscal 2019 for our Canadian returns. State income tax returns are generally subject to examination for a period of three to five years after filing. We have various state income tax returns in the process of examination or settlements. Our federal returns for fiscal 2019 and 2020 are currently under examination through the Internal Revenue Service: Compliance Assurance Process (CAP) program. There are no unrecorded liabilities associated with these examinations.
9. DEBT
Long-term debt consists of the following:

	June 26, 2019	June 27, 2018
Revolving credit facility	$523.3	$820.3
5.00% notes	350.0	350.0
3.875% notes	300.0	300.0
Capital lease obligations (refer to Note 10 - Leases)	48.4	43.0
Total long-term debt	1,221.7	1,513.3
Less unamortized debt issuance costs and discounts	(5.4)	(6.6)
Total long-term debt less unamortized debt issuance costs and discounts	1,216.3	1,506.7
Less current installment portion of long-term debt	(9.7)	(7.1)
Long-term debt, less current installments	$1,206.6	$1,499.6

Excluding capital lease obligations (refer to Note 10 - Leases) and interest, our long-term debt maturities for the five fiscal years following June 26, 2019 and thereafter are as follows:

Long-Term Debt
2020	$—
2021	—
2022	523.3
2023	300.0
2024	—
Thereafter	350.0
$1,173.3

Revolving Credit Facility
During fiscal 2019, net repayments of $297.0 million were made on the revolving credit facility primarily from the sale leaseback transactions, partially offset by share repurchases. As of June 26, 2019, $476.7 million of credit was available under the revolving credit facility. During fiscal 2018, $428.0 million was drawn on the revolving credit facility, which included the $250.0 million utilized to repay the principal balance of the 2.60% notes that came due in May 2018.
In fiscal 2017, we amended the revolving credit facility to increase the borrowing capacity from $750.0 million to $1.0 billion. We capitalized debt issuance costs of $4.0 million associated with the amendment of the revolving credit facility, which are included in Other assets in the Consolidated Balance Sheets as of June 26, 2019. Additionally, in fiscal 2018, an amendment to the revolving credit facility was executed to provide the ability to execute certain sale-leaseback transactions and to increase the restricted payment capacity. The related debt issuance costs of $1.6 million are also included in Other assets in the Consolidated Balance Sheets as of June 26, 2019.
Under the amended $1.0 billion revolving credit facility, the maturity date for $890.0 million of the facility was extended from March 12, 2020 to September 12, 2021 and the remaining $110.0 million remains due on March 12, 2020. The amended revolving credit facility generally bears interest of LIBOR plus an applicable margin, which is a function of our credit rating and debt to cash flow ratio, but is subject to a maximum of LIBOR plus 2.00%. For a period of 180 days following the fiscal 2018 amendment to the revolving credit facility that occurred in May 2018, we paid interest at a rate of LIBOR plus 1.70%. Effective October 2018, we resumed paying interest at a rate of LIBOR plus 1.38% for a total of 3.78% at June 26, 2019. One month LIBOR at June 26, 2019 was approximately 2.40%. LIBOR is set to terminate in December 2021, however our revolver will expire before this date and we anticipate any new financings will be at the applicable interest rates.
5.00% Notes
In fiscal 2017, we completed the private offering of $350.0 million of our 5.00% senior notes due October 2024 (the “2024 Notes”). We received proceeds of $350.0 million and utilized the proceeds to fund a $300.0 million accelerated share repurchase agreement and to repay $50.0 million on the amended $1.0 billion revolving credit facility. The notes require semi-annual interest payments which began on April 1, 2017.
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
3.875% Notes
In fiscal 2013, we issued $300.0 million of 3.875% notes due in May 2023. The notes require semi-annual interest payments which began in the second quarter of fiscal 2014.

Financial Covenants
Our debt agreements contain various financial covenants that, among other things, require the maintenance of certain leverage and fixed charge coverage ratios. The financial covenants were not significantly changed as a result of the new and amended debt agreements. We are currently in compliance with all financial covenants.
10. LEASES
Capital Leases
We lease certain buildings and equipment under capital leases. The building asset value of $38.8 million and $38.8 million and the related accumulated amortization of $29.5 million and $27.8 million at June 26, 2019 and June 27, 2018, respectively, are included in Buildings and leasehold improvements and Accumulated depreciation and amortization in the Consolidated Balance Sheets, respectively.
The technology and other restaurant equipment capital leases asset value of $44.2 million and $20.3 million, and the related accumulated amortization of $21.8 million and $5.1 million at June 26, 2019 and June 27, 2018, respectively, are included in Furniture and equipment and Accumulated depreciation and amortization in the Consolidated Balance Sheets, respectively.
Amortization expenses related to all assets under capital leases of $8.7 million, $5.6 million, and $1.9 million for the fiscal years ended June 26, 2019, June 27, 2018, and June 28, 2017, respectively, was recorded in Depreciation and amortization in the Consolidated Statements of Comprehensive Income.
Operating Leases
We typically lease restaurant facilities and office space under operating leases. Rent expenses consists of the following:

	June 26, 2019	June 27, 2018	June 28, 2017
Straight-lined minimum rent	$141.7	$111.1	$109.8
Contingent rent	3.3	3.2	3.8
Other	13.6	11.6	11.7
Total rent expenses	$158.6	$125.9	$125.3

Effective fiscal 2020, we will adopt the new lease accounting standard that will bring right-of-use assets and related lease liabilities for operating leases onto the Consolidated Balance Sheets, among other adoption considerations. Refer to Note 18 - Effect of New Accounting Standards for further details on adoption.

Commitments
As of June 26, 2019, future minimum lease payments on both capital and operating leases were as follows:

Fiscal Year	Capital Leases	Operating Leases
2020	$12.3	$156.8
2021	10.1	154.5
2022	8.2	148.6
2023	6.7	137.7
2024	6.0	127.6
Thereafter	17.4	771.7
Total minimum lease payments(1)	60.7	$1,496.9
Imputed interest (average rate of 6.18%)	(12.3)
Present value of minimum lease payments	48.4
Less current installments	(9.7)
	$38.7

(1)
Future minimum lease payments have not been reduced by minimum sublease rentals to be received in the future under non-cancelable subleases. The total of undiscounted future sublease rentals are approximately $22.0 million and $14.6 million for capital and operating subleases, respectively, as of June 26, 2019.

11. FAIR VALUE MEASUREMENTS
Non-Financial Assets Measured on a Non-Recurring Basis
We review the carrying amounts of property and equipment, reacquired franchise rights and transferable liquor licenses semi-annually or when events or circumstances indicate that the fair value may not substantially exceed the carrying amount. We record an impairment charge for the excess of the carrying amount over the fair value. All impairment charges were included in Other (gains) and charges in the Consolidated Statements of Comprehensive Income for the periods presented, refer to Note 5 - Other Gains and Charges for more information.
We determine the fair value of property and equipment and reacquired franchise rights based on discounted projected future cash flows of the restaurants over their remaining service life using a risk adjusted discount rate that is commensurate with the inherent risk that is considered Level 3. Refer to Note 1 - Nature of Operations and Summary of Significant Accounting Policies for definition of fair value levels.
Based on our fiscal 2019 semi-annual reviews, we impaired long-lived assets and reacquired franchise rights with carrying values of $10.3 million and $0.5 million, respectively, primarily related to eleven underperforming Chili’s restaurants. We determined the leasehold improvements and other assets associated with the impaired restaurants had no fair value, based on Level 3 fair value measurements.
Based on our fiscal 2018 semi-annual reviews, long-lived assets and reacquired franchise rights with carrying values of $3.7 million and $0.3 million, respectively, primarily related to five underperforming restaurants, were determined to have a total fair value of $0.3 million resulting in an impairment charge of $3.7 million. Additionally during fiscal 2018, we impaired long-lived assets and reacquired franchise rights with carrying values of $6.0 million and $1.2 million, respectively, primarily related to nine underperforming Chili’s restaurants located in Alberta, Canada which were identified for closure by management. We determined the leasehold improvements and other assets associated with these Canada restaurants had no fair value, based on Level 3 fair value measurements, as the decision to close the restaurants in the second quarter of fiscal 2018 resulted in substantially all of the assets reverting to the landlords. This resulted in an impairment charge of $7.2 million during fiscal 2018.
We determine the fair value of transferable liquor licenses based on prices in the open market for licenses in the same or similar jurisdictions that is considered Level 2. Based on our semi-annual review, during fiscal 2019 and fiscal 2018, we determined there was no impairment.

Other Financial Instruments
Our financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The fair values of cash and cash equivalents, accounts receivable and accounts payable approximate their carrying amounts because of the short maturity of these items. The carrying amount of debt outstanding related to the amended revolving credit facility approximates fair value as the interest rate on this instrument approximates current market rates (Level 2). The fair values of the 3.875% and 5.00% notes are based on quoted market prices and are considered Level 2 fair value measurements.
The 3.875% notes and 5.00% notes carrying amounts, which are net of unamortized debt issuance costs and discounts, and fair values are as follows, refer to Note 9 - Debt for further details:

	June 26, 2019		June 27, 2018
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
3.875% notes	$298.6	$296.3	$298.2	$285.3
5.00% notes	$345.9	$356.2	$345.2	$342.3

During fiscal 2018, we received an $18.0 million long-term note receivable as consideration related to the sale of our equity interest in the Chili’s joint venture in Mexico. We determined the fair value of this note based on an internally developed analysis relying on Level 3 inputs at inception. This analysis was based on a credit rating we assigned to the counterparty and comparable interest rates associated with similar debt instruments observed in the market. As a result of this analysis, we determined the fair value of this note was approximately $16.0 million and recorded this fair value as its initial carrying value. We believe the fair value continues to approximate the note receivable carrying value, which as of June 26, 2019 was $11.1 million. The current portion of the note represents cash payments to be received over the next 12 months and is included within Accounts receivable, net while the long-term portion of the note is included within Other assets in the Consolidated Balance Sheets. Refer to Note 4 - Equity Method Investment for further details about this note receivable.
Additionally, we have recorded certain lease obligations related to the previously divested Romano’s Macaroni Grill restaurants. These lease obligations are based on Level 3 fair value measurements based on an estimate of the obligation associated with the lease locations, stated rent and other factors such as ability and probability of the landlord to mitigate damages by leasing to new tenants. Refer to Note 15 - Commitments and Contingencies for further details.
12. STOCK-BASED COMPENSATION
Our shareholders approved stock-based compensation plans including the Stock Option and Incentive Plan for employees (“Employee Plan”) and the Stock Option and Incentive Plan for Non-Employee Directors and Consultants (collectively, and as may be amended, the “Plans”). The Plans provide for grants of options to purchase our common stock, restricted stock, restricted stock units, and stock appreciation rights. Additionally, grants to eligible employees may vest over a specified period of time or service period, or may contain performance-based conditions.
In fiscal 2019, our shareholders approved and we registered an additional 1.4 million shares of common stock of Brinker International, Inc. available for issuance under the Employee Plan. The total number of shares authorized for issuance to employees and non-employee directors and consultants under the Plans is currently 38.7 million.
Stock Options
In fiscal 2019 and fiscal 2018, certain eligible employees under the Plans were granted performance stock options whose vesting is contingent upon meeting Company performance goals based on our annual earnings at the end of fiscal 2021 and 2022. Expenses for performance stock options are recognized using a graded-vesting schedule over the vesting period based upon management’s periodic estimates of the number of stock options that ultimately will vest. The options vest over a period of 4 to 5 years and have a contractual term to exercise of 8 years.
During fiscal 2019, we modified certain fiscal 2018 performance-based stock option awards and 0.2 million options were canceled. We subsequently granted fiscal 2019 performance-based stock option awards of 0.4 million options with a grant date fair value equivalent to the fair value of the canceled fiscal 2018 options as of the modification date.

Vesting of the fiscal 2019 performance-based options is conditioned on achievement of the same performance targets and vest on the same schedule as the fiscal 2018 performance-based stock options. There is no incremental compensation cost as a result of this modification.
Stock options that do not contain a performance condition were also granted to eligible employees in fiscal 2019 and fiscal 2018, consistent with prior year grants. Expenses related to these stock options are recognized using a graded-vesting schedule over the vesting period or to the date on which retirement eligibility is achieved, if shorter. Stock options generally vest over a period of 1 to 4 years and have contractual terms to exercise of 8 years. Full or partial vesting of awards may occur upon a change in control (as defined in the Plans), or upon an employee’s death, disability or involuntary termination.
Stock option transactions during fiscal 2019 were as follows (in millions, except option prices):

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Options outstanding at June 27, 2018	2.4	$38.87
Granted(1)	0.7	43.57
Exercised	(0.1)	29.89
Forfeited or canceled	(0.5)	35.17
Options outstanding at June 26, 2019	2.5	$41.33	5.3	$6.6
Options exercisable at June 26, 2019	0.8	$45.07	3.5	$1.7

(1)	There were 0.4 million performance stock options granted in fiscal 2019, all of which were outstanding at June 26, 2019.
At June 26, 2019, unrecognized compensation expenses related to stock options totaled approximately $2.6 million and will be recognized over a weighted average period of 2.3 years. The intrinsic value of options exercised totaled approximately $1.8 million, $2.5 million and $5.6 million for the fiscal years ended June 26, 2019, June 27, 2018, and June 28, 2017, respectively. The tax benefit realized on options exercised totaled approximately $0.4 million, $0.6 million and $1.6 million for the fiscal years ended June 26, 2019, June 27, 2018, and June 28, 2017, respectively.
Restricted Share Awards
Restricted share awards consist of performance shares, restricted stock and restricted stock units. Eligible employees under the Plans were granted performance shares whose vesting is contingent upon meeting Company performance goals based on our rate of earnings growth at the end of a three-fiscal-year period. Expenses are recognized ratably over the vesting period, or to the date on which retirement eligibility is achieved, if shorter, based upon management’s periodic estimates of the number of shares that ultimately will be issued.
Restricted stock units granted to eligible employees under the Plans generally vest in full on the third anniversary of the date of grant. Restricted stock units issued to eligible employees under our career equity plan generally vest upon each employee’s retirement from the Company. Expenses are recognized ratably over the vesting period, or to the date on which retirement eligibility is achieved, if shorter. Full or partial vesting of awards may occur upon a change in control (as defined in the Plans), or upon an employee’s death, disability or involuntary termination.
Restricted share awards and restricted stock units granted to non-employee directors under the Plans generally vest in full on the fourth anniversary of the date of grant or upon each director’s retirement from the Board. The non-employee directors’ awards are non-forfeitable and are expensed upon grant.

Restricted share awards during fiscal 2019 were as follows (in millions, except fair values):

	Number of Restricted Share Awards	Weighted Average Grant Date Fair Value Per Award
Restricted share awards outstanding at June 27, 2018	1.0	$39.80
Granted	0.3	43.51
Vested	(0.2)	46.53
Forfeited	(0.1)	38.08
Restricted share awards outstanding at June 26, 2019	1.0	$39.48

At June 26, 2019, unrecognized compensation expenses related to restricted share awards totaled approximately $8.6 million and will be recognized over a weighted average period of 1.8 years. The fair value of shares that vested totaled approximately $8.6 million, $4.3 million and $12.8 million, for the fiscal years ended June 26, 2019, June 27, 2018, and June 28, 2017, respectively.
13. SAVINGS PLAN
We sponsor a qualified defined contribution retirement plan covering all employees who have attained the age of 21, and have completed 1 year and 1,000 hours of service. Eligible employees are allowed to contribute, subject to IRS limitations on total annual contributions, up to 50% of their base compensation and 100% of their eligible bonuses, as defined in the plan, to various investment funds. We match in cash what an employee contributes at a rate of 100% of the first 3% and 50% of the next 2% with immediate vesting. For the fiscal years ended June 26, 2019, June 27, 2018, and June 28, 2017, we contributed approximately $9.6 million, $9.2 million and $8.9 million, respectively, to the defined contribution plan.
14. SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for income taxes and interest is as follows:

	Fiscal Years Ended
	June 26, 2019	June 27, 2018	June 28, 2017
Income taxes, net of refunds(1)	$106.2	$56.0	$89.0
Interest, net of amounts capitalized	55.5	53.1	39.8

(1)
Income taxes, net of refunds for the fiscal year ended June 26, 2019 included payments made for income tax liabilities resulting from the sale leaseback transactions completed in fiscal 2019. Refer to Note 3 - Sale Leaseback Transactions and Note 8 - Income Taxes for further details.

Non-cash investing and financing activities are as follows:

	Fiscal Years Ended
	June 26, 2019	June 27, 2018	June 28, 2017
Retirement of fully depreciated assets	$28.9	$32.9	$21.2
Dividends declared but not paid	15.6	17.0	17.3
Accrued capital expenditures	9.3	11.3	12.7
Capital lease additions	15.1	7.9	11.7

15. COMMITMENTS AND CONTINGENCIES
Lease Commitments and Guarantees
We have, in certain cases, divested brands or sold restaurants to franchisees and have not been released from lease guarantees or lease liability for the related restaurants. As of June 26, 2019 and June 27, 2018, we have outstanding lease guarantees or are secondarily liable for $55.3 million and $58.2 million, respectively. These amounts represent the maximum potential liability of future payments under the leases. These leases have been assigned to the buyers and expire at the end of the respective lease terms, which range from fiscal 2020 through fiscal 2028. In the event of default under a lease by a franchisee or owner of a divested brand, the indemnity and default clauses in our agreements with such third parties and applicable laws govern our ability to pursue and recover amounts we may pay on behalf of such parties.
During fiscal 2018, Mac Acquisition LLC, the owner of Romano’s Macaroni Grill restaurants, filed for Chapter 11 bankruptcy protection that was concluded during fiscal 2019. We had outstanding lease guarantees or are secondarily liable for certain of its leases rejected in bankruptcy. As of June 27, 2018, $1.4 million was recorded in Other accrued liabilities in the Consolidated Balance Sheets based on our analysis of the potential obligations. Refer to Note 5 - Other Gains and Charges for more details. We paid $0.9 million during the fiscal year ended June 26, 2019 to settle the obligations of two of the leases rejected in the Mac Acquisition, LLC bankruptcy proceeding. We do not expect additional leases to be rejected because the period for doing so in the bankruptcy period concluded and Mac Acquisition, LLC’s plan for reorganization in the bankruptcy proceeding was confirmed. As such, as of June 26, 2019 no amount was recorded in Other accrued liabilities in the Consolidated Balance Sheets based on our analysis of the potential obligations.
We will continue to monitor leases for which we have outstanding guarantees or are secondarily liable to assess the likelihood of any incremental losses. No other liabilities related to this matter have been recorded as of June 26, 2019.
Letters of Credit
We provide letters of credit to various insurers to collateralize obligations for outstanding claims. As of June 26, 2019, we had $29.0 million in undrawn standby letters of credit outstanding. All standby letters of credit are renewable within the next 3 to 12 months.
Cyber Security Incident
On May 12, 2018, we issued a public statement that malware had been discovered at certain Chili’s restaurants that resulted in unauthorized access or acquisition of customer payment card data. We engaged third-party forensic firms and cooperated with law enforcement to investigate the matter. Based on the investigation of our third-party forensic experts, we believe most Company-owned Chili’s restaurants were impacted by the malware during time frames that vary by restaurant, but we believe in each case began no earlier than March 21, 2018 and ended no later than April 22, 2018.
We expect to incur significant legal and professional services expenses associated with the cyber security incident in future periods, which could be material. We will recognize these expenses as services are received. Related to this incident, payment card companies and associations may request us to reimburse them for unauthorized card charges and costs to replace cards and may also impose fines or penalties in connection with the cyber security incident, and regulatory authorities may also impose fines or other remedies against us. While we do not acknowledge responsibility to pay any such amounts imposed by any third parties, we may become obligated to pay such amounts or incur significant related settlement costs. We will record an estimate for losses at the time when it is both probable that a loss has been incurred and the amount of the loss is reasonably estimable.
To limit our exposure to cyber security events, we maintain cyber liability insurance coverage. This coverage and certain other insurance coverage may reduce our exposure for this incident. Our cyber liability insurance policy contains a $2.0 million retention that was fully accrued during fiscal 2018. Since the incident, through June 26, 2019, we have incurred costs of $4.2 million related to the cyber security incident. This includes the $2.0 million retention recorded in fiscal 2018, an additional $0.4 million for expenses not believed to be covered by our insurance coverage recorded to Other (gains) and charges in the Consolidated Statements of Comprehensive Income during the fiscal year ended June 26, 2019, and $1.8 million of receivable for costs incurred that we believe are reimbursable and probable of recovery under our insurance coverage.
The Company was named as a defendant in putative class action lawsuits in the United States District Court for the Middle District of Florida, the United States District Court for the District of Nevada, and two in the United States District Court for the Central District of California, filed on May 24, 2018, May 30, 2018, June 14, 2018, and June 28, 2018, respectively (collectively, the “Litigation”) relating to the cyber security incident described above. In the Litigation, plaintiffs assert various claims stemming from the cyber security incident at the Company’s Chili’s restaurants involving customer payment card information and seek monetary damages in excess of $5.0 million, injunctive and declaratory relief and attorney’s fees and costs. Since the initial filing of these cases, the Nevada plaintiff voluntarily dismissed this case and joined the Florida lawsuit. Counsel for all parties subsequently agreed to the transfer of the California cases to Florida, and they have been consolidated into a single matter with the case already pending there. On January 4, 2019, we filed a motion to dismiss all of plaintiffs’ claims asserting that plaintiffs do not have standing to bring the lawsuit and that plaintiffs have failed to state a claim on which relief can be granted. Following completion of briefing by the parties, the court conducted a hearing on our motion on June 24, 2019. On August 1, 2019, the court granted our motion to dismiss for lack of standing as to two plaintiffs and denied the motion as to the remaining plaintiffs. The court deferred its ruling on our argument that plaintiffs failed to state a claim on which relief could be granted pending further briefing. In the meantime, the parties are engaging in written discovery and the exchange of documents. We believe we have defenses and intend to defend the Litigation. As such, as of June 26, 2019, we have concluded that a loss from this matter is not determinable, therefore, we have not recorded a liability related to the Litigation. We will continue to evaluate this matter based on new information as it becomes available.
Legal Proceedings
Evaluating contingencies related to litigation is a complex process involving subjective judgment on the potential outcome of future events, and the ultimate resolution of litigated claims may differ from our current analysis. Accordingly, we review the adequacy of accruals and disclosures pertaining to litigated matters each quarter in consultation with legal counsel and we assess the probability and range of possible losses associated with contingencies for potential accrual in the Consolidated Financial Statements.
We are engaged in various legal proceedings and have certain unresolved claims pending. Liabilities have been established based on our best estimates of our potential liability in certain of these matters. Based upon consultation with legal counsel, management is of the opinion that there are no matters pending or threatened which are expected to have a material adverse effect, individually or in the aggregate, on the consolidated financial condition or results of operations.
16. SEGMENT INFORMATION
Our operating segments are Chili’s and Maggiano’s. The Chili’s segment includes the results of our Company-owned Chili’s restaurants in the United States and Canada as well as the results from our domestic and international franchise business. The Maggiano’s segment includes the results of our Company-owned Maggiano’s restaurants, and the first franchise location opened during fiscal 2019, all located in the United States. We do not rely on any major customers as a source of sales, and the customers and long-lived assets of our operating segments are predominantly in the United States. There were no material transactions amongst our operating segments.
Presented in the below fiscal 2019 table, we have disaggregated revenues by operating segment and major source. Revenues are presented in two separate captions in the Consolidated Statements of Comprehensive Income to provide more clarity around Company-owned restaurant revenues and operating expenses trends: Company sales and Franchise and other revenues. Company sales include revenues generated by the operation of Company-owned restaurants including gift card redemptions. Franchise and other revenues include:

•	Royalties from franchises

•
Franchise fees and other revenues include royalties, advertising fees (effective fiscal 2019), Maggiano’s banquet service charge income, gift card breakage, digital entertainment revenues, gift card equalization, delivery fee income, franchise and development fees, retail royalty revenues, merchandise income, and gift card discount costs from third-party gift card sales
Our chief operating decision maker uses operating income as the measure for assessing performance of our segments. Operating income includes revenues and expenses directly attributable to segment-level results of operations. Company restaurant expenses include food and beverage costs, restaurant labor costs and restaurant expenses, including advertising expenses. The following tables reconcile our segment results to the consolidated results reported in accordance with GAAP:

	Fiscal Year Ended June 26, 2019
	ASC 606
	Chili’s	Maggiano’s	Other	Consolidated
Company sales	$2,692.6	$413.6	$—	$3,106.2
Royalties	52.8	0.3	—	53.1
Franchise fees and other revenues(1)	36.8	21.8	—	58.6
Franchise and other revenues	89.6	22.1	—	111.7
Total revenues	2,782.2	435.7	—	3,217.9

Company restaurant expenses(1)	2,329.6	364.8	0.6	2,695.0
Depreciation and amortization	120.1	16.2	11.3	147.6
General and administrative	38.7	6.1	104.3	149.1
Other gains and charges(2)	(6.4)	1.0	0.9	(4.5)
Total operating costs and expenses	2,482.0	388.1	117.1	2,987.2

Operating income (loss)	300.2	47.6	(117.1)	230.7
Interest expense	3.2	0.3	58.1	61.6
Other, net	—	—	(2.7)	(2.7)
Income (loss) before provision for income taxes	$297.0	$47.3	$(172.5)	$171.8

Segment assets(2)	$1,002.8	$163.9	$91.6	$1,258.3
Payments for property and equipment	129.1	10.8	27.7	167.6

	Fiscal Year Ended June 27, 2018
	Legacy GAAP
	Chili’s	Maggiano’s	Other	Consolidated
Company sales	$2,628.3	$413.2	$—	$3,041.5
Franchise and other revenues	71.9	22.0	—	93.9
Total revenues	2,700.2	435.2	—	3,135.4

Company restaurant expenses(1)	2,224.0	362.8	0.6	2,587.4
Depreciation and amortization	125.0	15.9	10.5	151.4
General and administrative	39.6	5.5	90.9	136.0
Other gains and charges	24.5	1.1	8.9	34.5
Total operating costs and expenses	2,413.1	385.3	110.9	2,909.3

Operating income (loss)	287.1	49.9	(110.9)	226.1
Interest expense	—	—	59.0	59.0
Other, net	—	—	(3.1)	(3.1)
Income (loss) before provision for income taxes	$287.1	$49.9	$(166.8)	$170.2

Segment assets	$1,122.2	$151.0	$74.1	$1,347.3
Payments for property and equipment	85.3	7.6	8.4	101.3

	Fiscal Year Ended June 28, 2017
	Legacy GAAP
	Chili’s	Maggiano’s	Other	Consolidated
Company sales	$2,653.3	$409.2	$—	$3,062.5
Franchise and other revenues	66.7	21.6	—	88.3
Total revenues	2,720.0	430.8	—	3,150.8

Company restaurant expenses(1)	2,220.6	361.7	0.4	2,582.7
Depreciation and amortization	129.3	16.2	10.9	156.4
General and administrative	37.0	6.2	89.6	132.8
Other gains and charges	13.2	0.8	8.7	22.7
Total operating costs and expenses	2,400.1	384.9	109.6	2,894.6

Operating income (loss)	319.9	45.9	(109.6)	256.2
Interest expense	—	—	49.6	49.6
Other, net	—	—	(1.9)	(1.9)
Income (loss) before provision for income taxes	$319.9	$45.9	$(157.3)	$208.5

Payments for property and equipment	$76.0	$13.3	$13.3	$102.6

(1)
Company restaurant expenses includes Cost of sales, Restaurant labor and Restaurant expenses, including advertising. With the adoption of ASC 606, for the fiscal year ended June 26, 2019, advertising contributions received from Chili’s franchisees are recorded as Franchise fees and other revenues within Total revenues, which differs from the fiscal years ended June 27, 2018 and June 28, 2017 that includes Chili’s franchise advertising contributions recorded on a net basis within Company restaurant expenses.

(2)
During the fiscal year ended June 26, 2019 we completed sale leaseback transactions of 151 Chili’s restaurant properties, and one Maggiano’s property. As part of this transaction, we sold the related restaurant fixed assets, net of accumulated depreciation, totaling $185.3 million. Additionally, Chili’s recognized $26.8 million, and Maggiano’s recognized $0.5 million of net gain on the sale, that consists of the immediate gain recognized upon sale, a certain portion of the deferred gain, partially offset by related transaction costs incurred in Other (gains) and charges in the Consolidated Statements of Comprehensive Income. Refer to Note 3 - Sale Leaseback Transactions for further details.

17. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
The following tables summarize the unaudited consolidated quarterly results of operations for fiscal 2019 and fiscal 2018 (in millions, except per share amounts):

	Fiscal Year Ended June 26, 2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$753.8	$790.7	$839.3	$834.1
Income before provision for income taxes	$32.1	$35.0	$55.5	$49.2
Net income	$26.4	$32.0	$49.8	$46.7
Basic net income per share	$0.65	$0.84	$1.33	$1.25
Diluted net income per share	$0.64	$0.83	$1.31	$1.22
Basic weighted average shares outstanding	40.4	38.1	37.5	37.5
Diluted weighted average shares outstanding	41.1	38.8	38.1	38.3

	Fiscal Year Ended June 27, 2018
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$739.4	$766.4	$812.5	$817.1
Income before provision for income taxes	$15.2	$41.1	$58.9	$55.0
Net income	$9.9	$25.3	$46.9	$43.8
Basic net income per share	$0.20	$0.55	$1.03	$1.03
Diluted net income per share	$0.20	$0.54	$1.02	$1.01
Basic weighted average shares outstanding	48.3	46.4	45.4	42.6
Diluted weighted average shares outstanding	48.7	46.9	46.0	43.5

Fiscal 2019
Net income for fiscal 2019 included:

•
Sale leaseback transactions gains of $20.1 million, $4.6 million, $4.7 million, and $5.8 million were recognized in the first, second, third, and fourth quarters of fiscal 2019, respectively. The related sale leaseback transaction charges of $6.8 million, $0.2 million, $0.4 million, and $0.5 million were recorded in the first, second, third, and fourth quarters of fiscal 2019, respectively, related to legal, accounting, and other consulting fees.

•	Gains on the sale of property of $0.8 million, $6.0 million, and $0.1 million were recorded in the second, third, and fourth quarters of fiscal 2019, respectively.

•
Foreign currency transaction gains of $0.8 million, $0.5 million, and $0.2 million were recorded in the first, third, and fourth quarters of fiscal 2019, respectively, and foreign currency transaction losses of $0.7 million were recorded in the second quarter of fiscal 2019.

•
Insurance recoveries, net of property damages of $0.8 million and $0.2 million were recorded in the first and fourth quarters of fiscal 2019, respectively, and net property damages of $0.2 million and $0.1 million were recorded in the second and third quarters of fiscal 2019, respectively.

•	Lease guarantee credits of $0.4 million were recorded in the fourth quarter of fiscal 2019.

•	Restaurant impairment charges of $1.0 million, and $9.8 million were recorded in the second, and fourth quarters of fiscal 2019, respectively.

•	Remodel-related costs of $0.5 million, $2.6 million, $1.7 million, and $2.9 million were recorded in the first, second, third, and fourth quarters of fiscal 2019, respectively.

•	Corporate headquarter relocation charges of $5.2 million and $0.1 million were recorded in the third and fourth quarters of fiscal 2019.

•
Restaurant closure charges related to additional lease and other costs were recorded of $1.7 million, $2.1 million, $0.2 million, and $0.3 million in the first, second, third, and fourth quarters of fiscal 2019, respectively.

•	Accelerated depreciation related to long-lived assets to be disposed of $0.5 million was recorded in both the first and second quarters of fiscal 2019, respectively.

•	Severance charges of $0.1 million, $0.1 million and $0.7 million were recorded in the first, second and fourth quarter of fiscal 2019, respectively.

•	Cyber security incident charges of $0.4 million were recorded in the first quarter of fiscal 2019.
Fiscal 2018
Net income for fiscal 2018 included:

•	Restaurant impairment charges of $7.2 million, $2.0 million, and $1.8 million in the first, second, and fourth quarters of fiscal 2018, respectively.

•
Closed restaurant lease and other costs associated with closed restaurants of $0.2 million, $4.3 million, $2.8 million, and $0.2 million in the first, second, third, and fourth quarters of fiscal 2018, respectively.

•
Hurricane related costs, net of recoveries of $4.6 million, $0.6 million and $0.2 million, and net recoveries of $0.4 million were recorded in the first, second, third, and fourth quarters of fiscal 2018, respectively.

•	Cyber security incident charges related to professional services of $2.0 million were recorded in the fourth quarter of fiscal 2018.

•	Sale leaseback transaction charges of $2.0 million were recorded in the fourth quarter of fiscal 2018 related to legal, accounting, and other consulting fees.

•	Lease guarantee charges of $1.4 million and $0.5 million were recorded in the second and third quarters of fiscal 2018, respectively.

•	Accelerated depreciation related to long-lived assets to be disposed of $0.5 million was recorded in each quarter of fiscal 2018.

•	Remodel-related costs of $1.4 million were recorded in the fourth quarter of fiscal 2018.

•
Foreign currency transaction losses of $0.9 million and $1.2 million were recorded in the second and fourth quarters of fiscal 2018, respectively, and foreign currency transaction gains of $0.9 million were recorded in the third quarter of fiscal 2018.

•	Gains on the sale of property of $0.3 million were recorded in the second quarter of fiscal 2018.

•	Severance charges of $0.3 million in the fourth quarter of fiscal 2018.

18. EFFECT OF NEW ACCOUNTING STANDARDS
ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement - In August 2018, the FASB issued ASU 2018-13, which modifies the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. The amendments under ASU 2018-13 add an incremental requirement, among others, for entities to disclose (1) the range and weighted average used to develop significant unobservable inputs and (2) how the weighted average was calculated for fair value measurements categorized within Level 3 of the fair value hierarchy. Entities may disclose other quantitative information in lieu of the weighted average if they determine that such information embodies a more reasonable and rational method of reflecting the distribution of significant unobservable inputs used to develop Level 3 fair value measurements. The new guidance is effective for all entities for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, which will require us to adopt these provisions in the first quarter of fiscal 2021. Early adoption is permitted. We do not expect the adoption of this guidance to have a material impact on the consolidated financial statements.
ASU 2016-02, Leases (Topic 842) - In February 2016, the FASB issued ASU 2016-02, and has subsequently amended this update by issuing additional ASU’s that provide clarification and further guidance around areas identified as potential implementation issues. These updates require a lessee to recognize in the balance sheet a liability to make lease payments and a corresponding right-of-use asset for virtually all leases, other than leases with a term of 12 months or less if the short-term lease exclusion expedient is elected. The update also requires additional disclosures about the amount, timing, and uncertainty of cash flows arising from leases. The updates are effective for annual and interim periods for fiscal years beginning after December 15, 2018, which will require us to adopt these provisions in the first quarter of fiscal 2020. Early adoption is permitted for financial statements that have not been previously issued.
The guidance provides an option upon adoption of either a modified retrospective transition approach with application in all comparative periods presented, or an alternative transition method, which permits a company to use its effective date as the date of initial application without restating comparative period financial statements (effective date transition method). We expect to implement the standard using the effective date transition method and elect the package of practical expedients under which we will not reassess the classification of our existing leases, whether any expired or existing contracts are or contain leases or whether any previously capitalized initial direct costs would qualify for capitalization under the new guidance. Additionally, we expect to elect lessee and lessor practical expedients to not separate non-lease components, such as common area maintenance and property taxes, from lease components. We also anticipate electing the short-term lease exemption from balance sheet recognition for all leases that qualify, and the land easement practical expedient that allows entities to elect not to assess whether existing land easements are, or contain, leases in accordance with ASC 842 when transitioning to the new leasing standard. We do not expect to elect the hindsight practical expedient that permits a reassessment of lease terms for existing leases.
We have completed the final phase of a comprehensive plan for our implementation of the new guidance, including scoping analysis, data gathering, and implementation of a new lease accounting system.
Upon transition to the new guidance, based on our current volume of leases, we expect this adoption to have a material increase in Total assets and Total liabilities due to the recognition of right-of-use assets and related lease liabilities in the Consolidated Balance Sheets for operating leases where we are the lessee. We do not expect adoption will have a significant impact on the Consolidated Statements of Comprehensive Income or Consolidated Statements of Cash Flows. We have existing capital leases that will be treated as finance leases upon adoption. Additionally, as disclosed in Note 10 - Leases, the Company has approximately $1,496.9 million in undiscounted future minimum operating lease commitments as of June 26, 2019.
Upon adoption, the Company’s lease liability will generally be based on the present value of the operating lease payments and the related right-of-use asset will generally be based on the lease liability, adjusted for amounts reclassified from other lease-related assets and liabilities, as specified by the new lease guidance, and impairment of certain right-of-use assets recognized in retained earnings. We anticipate recognizing additional lease liabilities of approximately $1.2 billion and corresponding right-of-use assets of approximately $1.0 billion. The amounts of right-of-use assets and lease liabilities we ultimately recognize may differ from these estimates as we finalize the calculations upon adoption.

Additionally upon adoption, we will record an initial adjustment to retained earnings to derecognize the deferred gain from the sale leaseback transactions using the cumulative effect transition method, and will no longer recognize the amortization of this gain to Other gains and charges in the Consolidated Statements of Comprehensive Income starting in fiscal 2020. For any future sale leaseback transactions, the gain (adjusted for any off-market terms) will be recognized immediately in most cases. As of June 26, 2019, we had $274.6 million recorded in Other accrued liabilities (current portion) and Deferred gain on sale leaseback transactions (long-term portion), and the related $68.6 million in Deferred income taxes, net in the Consolidated Balance Sheets, refer to Note 3 - Sale Leaseback Transactions for further details.
19. SUBSEQUENT EVENTS
Dividend Declaration
On August 12, 2019, our Board of Directors declared a quarterly dividend of $0.38 per share to be paid on September 26, 2019 to shareholders of record as of September 6, 2019.
Share Repurchases
We repurchased approximately 0.3 million shares of our common stock for $10.0 million subsequent to the end of the fiscal year.
Revolver Net Payments
Additionally, net borrowings of $8.0 million were drawn on the revolving credit facility subsequent to the end of the fiscal year.
Chili’s Restaurant Acquisition
In the fourth quarter of fiscal 2019, we executed a letter of intent to acquire 116 Chili’s restaurants owned by ERJ Dining, a franchisee, located in the Midwest United States. The closing of this transaction is expected to occur in the first quarter of fiscal 2020. We plan to integrate the acquired restaurants into our Chili’s operations structure. The purchase price will be funded with availability under our existing revolving credit facility. The results of operations of these restaurants are expected to be included in the consolidated financial statements from the date of acquisition beginning in fiscal 2020. We will evaluate the fair value of the assets and liabilities of the acquired restaurants through internal studies and third-party valuations and upon transaction completion, we expect to complete a preliminary purchase price allocation in the first quarter of fiscal 2020.

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Brinker International, Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Brinker International, Inc. and subsidiaries (the Company) as of June 26, 2019 and June 27, 2018, the related consolidated statements of comprehensive income, shareholders’ deficit, and cash flows for each of the years in the three‑year period ended June 26, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 26, 2019 and June 27, 2018, and the results of its operations and its cash flows for each of the years in the three‑year period ended June 26, 2019, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of June 26, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated August 22, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Change in Accounting Principle
As discussed in Notes 1 and 2 to the consolidated financial statements, the Company changed its method of accounting for revenue recognition on June 28, 2018, due to the adoption of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers.
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
/s/ KPMG LLP
We have served as the Company’s auditor since 1984.
Dallas, Texas
August 22, 2019

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Brinker International, Inc.:
Opinion on Internal Control Over Financial Reporting
We have audited Brinker International, Inc. and subsidiaries’ (the Company) internal control over financial reporting as of June 26, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 26, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of June 26, 2019 and June 27, 2018, the related consolidated statements of comprehensive income, shareholders’ deficit, and cash flows for each of the years in the three-year period ended June 26, 2019, and the related notes (collectively, the consolidated financial statements), and our report dated August 22, 2019 expressed an unqualified opinion on those consolidated financial statements.
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
August 22, 2019

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

We have assessed the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, we concluded that our internal control over financial reporting was effective as of June 26, 2019.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The effectiveness of our internal control over financial reporting as of June 26, 2019 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its attestation report which is included herein.

Date: August 22, 2019	By:	/s/ WYMAN T. ROBERTS
Wyman T. Roberts,
President and Chief Executive Officer
and President of Chili’s Grill & Bar
(Principal Executive Officer)

Date: August 22, 2019	By:	/s/ JOSEPH G. TAYLOR
Joseph G. Taylor,
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)